Form 20-F
period 2006-08-31
Canadian Satellite Radio Holdings Inc.
filed 2006-11-28
CIK 1354901

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934
OR
☒	Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 For the fiscal year ended August 31, 2006
OR
☐	Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
OR
☐	Shell Company Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Commission file number: 333-134004

CANADIAN SATELLITE RADIO HOLDINGS INC.
(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

Province of Ontario, Canada
(Jurisdiction of incorporation or organization)

590 King Street West
3rd Floor
Toronto, Ontario
CANADA, M5V 1M3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

12.75% Senior Notes due 2014

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

20,482,289 Class A Subordinate Voting Shares
81,428,133 Class B Voting Shares
0 Class C Non-Voting Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                         Accelerated filer ☐                                         Non-accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
☐ Yes ☒ No

CANADIAN SATELLITE RADIO HOLDINGS INC.
FORM 20-F

Explanatory Notes

        References in this annual report to "we", "us", "XM Canada" and the "Company" refer to Canadian Satellite Radio Holdings Inc. and include its subsidiary, Canadian Satellite Radio Inc., or CSR Inc., where the context requires.

        XM Canada is our trade name, which has been licensed to us by XM Satellite Radio Holdings Inc., or XM. This annual report contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

Forward-Looking Statements

        This annual report contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this annual report that address activities, events or developments that we expect or anticipate will or may occur in the future, including, in particular, statements regarding the Company's objectives, plans and goals, including its future operating results, economic performance and subscriber recruitment efforts are or involve forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events, including our current expectations regarding:

  •
  our expenditures and losses;

  •
  our variable expenses;

  •
  our capital expenditures;

  •
  the demand for our services;

  •
  increases or decreases in the cost of conducting our business;

  •
  our future stability and growth prospects;

  •
  our ability to work with Industry Canada and the CRTC in order to implement solutions to any existing and future regulatory issues;

  •
  our business strategies, the measures to implement those strategies and the benefits to be derived therefrom; and

  •
  the outlook for and other future developments in our affairs or in the satellite radio industry.

        These forward-looking statements can sometimes be identified by our use of forward-looking words such as "believe," "may," "will," "anticipate," "estimate," "expect," "plan," "likely," "forecast," "intend" or other similar words or phrases. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contemplated by the statements. Some of these risks, uncertainties and other factors include:

  •
  the limited operating history of our business;

  •
  our competitive position versus SIRIUS Canada Inc., or SIRIUS Canada, the other licensed satellite radio service provider in Canada, which may have certain competitive advantages, and versus other forms of audio and video entertainment;

  •
  our reliance on our exclusive relationship with XM for the provision of the satellite radio service;

  •
  our dependence upon third parties, including manufacturers of satellite radios, retailers, automakers and programming providers;

  •
  the potential need for additional financing;

  •
  our substantial indebtedness;

  •
  general economic conditions in Canada;

  •
  the impact of any changes in government regulation; and

  •
  other factors as described in "Risk Factors."

        Any forward-looking statements are subject to these factors and other factors discussed elsewhere in this annual report, including under the section "Risk Factors." Although the forward-looking statements contained in this annual report are based on what management of the Company considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. The forward-looking statements included in this annual report are made only as of the date of this annual report and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except as required by law. You are cautioned not to place undue reliance on forward-looking statements.

Industry and Market Data

        This annual report includes market share information and industry data and forecasts, which we obtained from independent industry publications and surveys, surveys that we commissioned and internal company surveys. Although we believe these sources to be reliable, we have not independently verified any of the data nor ascertained the underlying economic assumptions relied upon therein. Some data is also based on our estimates, which are derived from our review of internal surveys, as well as independent sources. We cannot and do not provide any assurance as to the accuracy or completeness of this information. Market forecasts, in particular, are likely to be inaccurate, especially over long periods of time.

        This annual report also includes information relating to the U.S. satellite radio market, which was obtained from publicly available sources, including the corporate filings of XM, and SIRIUS Satellite Radio Inc., or SIRIUS, with the U.S. Securities and Exchange Commission, or SEC, as well as press releases and corporate websites. XM and SIRIUS do not take any responsibility for the completeness or accuracy of such information. In compiling information relating to XM and SIRIUS, we have relied upon the accuracy of the information publicly filed.

        Information contained on the Company's website is not part of this annual report and is not incorporated herein by reference and may not be relied upon by you.

Presentation of Financial Information

        The financial statements included in this annual report are presented in Canadian dollars. In this annual report, references to "$" or "dollars" are to Canadian dollars and references to "US$" or "U.S. dollars" are to United States dollars. See "Exchange Rate Information" below.

        The financial statements included in this annual report have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Canadian GAAP differs in some respects from U.S. generally accepted accounting principles, or U.S. GAAP, and so these financial statements may not be comparable to the financial statements of U.S. companies. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to us, see note 15 to our annual audited financial statements which are included elsewhere in this annual report.

Exchange Rate Information

        In this annual report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. For convenience, in certain places in this annual report, unless otherwise indicated, we have translated Canadian dollar values to U.S. dollars (or vice versa) using an assumed rate of US$1.00 = $1.11.

        The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and, the average of such exchange rates on each business day during such period, based upon the inverse of the noon spot rate on each business day as reported by the Bank of Canada.

	12-month period ended August 31,
	2006	2005	2004	2003	2001
Low	0.8361	0.7595	0.7159	0.6273	0.6199
High	0.9099	0.8493	0.7879	0.7495	0.6618
Period end	0.9037	0.8411	0.7595	0.7220	0.6415
Average rate	0.8713	0.8113	0.7510	0.6748	0.6360

        Listed below, for each month during the previous six months, are the low and high exchange rates for Canadian dollars expressed in U.S. dollars, based upon the inverse of the noon spot rate on each business day as reported by the Bank of Canada. On November 27, 2006, the noon spot rate published by the Bank of Canada was $1.00 per U.S.$0.8826.

	One month period ended,
	May 31, 2006	June 30, 2006	July 31, 2006	August 31, 2006	September 30, 2006	October 31, 2006
High	0.9099	0.9099	0.9041	0.9037	0.9047	0.8966
Low	0.8902	0.8893	0.8760	0.8838	0.8871	0.8783

PART I

Item 1 — Identity Of Directors, Senior Management And Advisers

        Not applicable.

Item 2 — Offer Statistics And Expected Timetable

        Not applicable.

Item 3 — Key Information

A.    SELECTED FINANCIAL DATA

        The following table presents selected historical financial information as at August 31, 2006 and 2005, and for the years ending August 31, 2006, 2005 and 2004 derived from our audited consolidated financial statements included in this annual report, which are comprised of consolidated balance sheets as at August 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2006 included in this annual report. These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. PricewaterhouseCoopers LLP's report on our consolidated financial statements is included in this annual report. Selected data presented below for the years ended August 31, 2003 and 2002 are derived from our consolidated financial statements not included in this annual report. All information contained in the following table should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled "Item 5 — Operating and Financial Review and Prospects."

        Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 15 to our audited consolidated financial statements for the years ended August 31, 2006 and 2005 included elsewhere in this annual report.

	Year Ended August 31, (in thousands, except per share amounts)
	2006	2005	2004	2003	2002
Net Sales	$6,949	$0	$0	$0	$0
Loss before interest, revenues, interest expense and foreign exchange gains	(99,024)	(6,705)	(1,688)	(315)	(170)
Net Loss	(102,704)	(6,705)	(1,688)	(315)	(170)
Loss per Share	3	17,832	4,489	838	452
Total Assets	355,846	3,003	254	20	20
Net Assets	227,357	(8,879)	(2,174)	(465)	(150)
Capital Stock	312,595	20	20	20	20
Number of Shares(1)	47,625	0	0	0	0
Dividends declared per share	0	0	0	0	0
Net loss per share	3	17,832	4,489	838	452

Notes

(1)
Class B Voting Shares adjusted to equivalent Class A Subordinate Voting Shares

B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.    RISK FACTORS

        This section describes some of the risks that could affect our business, financial condition and results of operation. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in "Forward-Looking Statements" at the beginning of this document.

        If any of the risks described below materialize, our business, financial condition or results of operation could be materially and adversely affected. The risks described below are not the only risks facing us and our business. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also materially affect our business operations and financial condition.

Risks Related to Our Business

We have limited operating history and negative cash flow which makes it difficult to evaluate our prospects.

        We have limited operating history. From our inception, we have incurred net losses and we expect such losses to increase. We have expended and will continue to expend significant funds for marketing, building out our subscriber management systems, maintaining and enhancing our terrestrial repeater network, programming and distribution contracts, royalty fees and the construction and maintenance of our broadcast and office facilities. In addition, we expect our losses and negative cash flow to continue, and possibly increase, as we incur expenses to build our subscriber base. If we are unable ultimately to generate sufficient revenues to become profitable and have positive cash flow, you could lose your investment.

We rely on our exclusive relationship with XM for the provision of the satellite radio service.

        We have an exclusive agreement with XM to provide XM's satellite digital audio radio services, or SDARS, in Canada. Our success as a business depends on XM's cooperation and its programming content, satellite network and underlying technology, as well as XM's operational and marketing efficacy, competitiveness, finances, regulatory status and overall success in the U.S. Because of our dependency on XM, should XM's business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, our business may suffer as well. Furthermore, a breach of our agreement with XM or a failure by XM to perform its part of the agreement would have detrimental financial consequences to our business. Our agreement with XM, which became effective November 17, 2005, is only for an initial term of ten years and we have a right to extend this exclusive agreement for an additional five years only if certain preconditions are satisfied. If we are unable to renew or extend our agreement with XM at the conclusion of the ten-year term, it could be impossible to operate our business. Please see below for additional risks related to our relationship with XM.

Damage to XM's satellite network or failure by XM to timely replace its existing satellites could damage our business.

        We rely on XM's satellite network for the delivery of our service. XM has publicly disclosed a progressive power degradation problem with two of the four satellites that it currently has in orbit. As a result of this degradation problem, XM has indicated that the estimated useful life of these two satellites will extend only through the first quarter of 2008. Although XM has publicly indicated that it has taken steps to address these power degradation problems by launching two additional satellites and planning for the construction of an additional ground spare satellite, there can be no assurance that the actions they have taken or will take will enable them to maintain adequate broadcast signal strength. There is no guarantee that the additional satellites or any subsequent satellites will not experience similar problems, or other performance issues. If any of XM's existing satellites fail or suffer performance problems, degradation or otherwise, it would likely affect the quality of our service, interrupt the continuation of our service and significantly harm our business.

        A number of other factors could decrease the useful lives of XM's satellites, including:

  •
  defects in construction;

  •
  loss of on board-station keeping system;

  •
  failure of satellite components that are not protected by back-up units;

  •
  electrostatic storms; or

  •
  collisions with other objects in space.

        Our network of terrestrial repeaters communicates principally with one of XM's satellites. If a satellite fails, we would have to repoint all of our repeaters to communicate with another of XM's satellites. This would result in a degradation of service that could last several days and could harm our business.

Demand for our service may be insufficient for us to become profitable.

        Because we offer a new service, we cannot estimate with any certainty the potential consumer demand for such a service or the degree to which we will meet that demand. Among other things, consumer acceptance of our satellite radio service in Canada will depend upon:

  •
  whether we obtain, produce and market high quality programming consistent with consumers' tastes;

  •
  the willingness of consumers to pay subscription fees to obtain satellite radio service;

  •
  the cost and availability of XM radios;

  •
  the acceptance of our subscriber management systems; and

  •
  the marketing and pricing strategies that we employ and that are employed by our competitors.

        Any success experienced by satellite radio companies in the U.S. does not guarantee that we will attract and retain customers in Canada. Canadian subscribers will have diverse preferences that may not be sufficiently addressed by our originally produced Canadian channels. If demand for our service does not develop as expected, we may not be able to generate enough revenues to generate positive cash flow or become profitable.

We will be required to pay royalty fees, which may be more costly than expected.

        We must negotiate and enter into music programming royalty arrangements with the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique (SOCAN), The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada (SODRAC) Inc. and The Canadian Musical Reproduction Rights Agency Ltd. (CMRRA). We anticipate that as our number of subscribers increases, these agencies may seek to increase the percentage of royalty fees we are required to pay. Royalty fees payable under these agreements may be more costly than anticipated and may be significant. As well, we will have to re-negotiate these arrangements once they come up for renewal. Re-negotiated fees may also be more expensive than anticipated.

        Pursuant to our licensing arrangements, we must contribute based on a prescribed percentage of our revenue each year to the development of Canadian talent and capabilities. We may not be able to meet these contribution requirements and, consequently our license may be revoked and we would lose our ability to continue to legally operate in Canada.

        We are responsible for the negotiation of music programming royalty arrangements with a number of Canadian copyright collectives. The royalties payable to Canadian copyright collectives for the public performance of music and transfer of music to digital form, will be certified by the Copyright Board of Canada, or adjudicated by the Copyright Board in the event that we are not able to come to a negotiated arrangement with the Canadian collectives. There are no pre-existing tariffs in Canada that govern our consumer subscription satellite radio services. The Copyright Board generally adjudicates copyright royalties in arrears. This means that a decision could be issued by the Copyright Board, one or more years after we commenced broadcasting, and such fees would be retroactive to the commencement of the service in Canada. A hearing before the Copyright Board regarding proposed tariffs for SOCAN, NRCC and CMRRA/SODRAC is currently scheduled for October 2, 2007. It is unknown how long after this hearing a written decision of the Copyright Board will be rendered. Copyright royalties in Canada are generally payable on the basis of a percentage of gross revenue of the broadcasting service, or might be negotiated as a "per subscriber" fee. Decisions of the Copyright Board are subject to appeal in the Federal Court of Canada, which could further delay finalization of copyright fees. In Canada, copyright tariffs are filed with the Copyright Board before March 31 of each year, and become effective the January of the following calendar year.

We need to obtain rights to programming, which could be more costly than anticipated.

        Third-party content is an important part of the marketing of our satellite radio service. In addition to the content provided to us by XM, we must develop or acquire content for all Canadian-produced channels on our service. Obtaining third-party content can be expensive. We may not be able to obtain and retain the third-party content we need at all or within the costs contemplated by our business plan. In addition, XM may be unable to consistently obtain third-party content at a reasonable cost or that is appealing to our customers, which may adversely affect our marketing efforts, our reputation and brand, our revenues and our business.

Higher than expected subscriber acquisition costs could adversely affect our financial performance.

        We anticipate spending substantial funds on advertising, marketing, subsidizing costs of radio devices and in transactions with car and radio manufacturers, retailers and other parties to obtain or as part of the expense of attracting new subscribers. Our ability to achieve cash flow breakeven depends on our ability to achieve and maintain over time lower acquisition costs. If the costs of attracting new subscribers and retaining subscribers are greater than expected, our financial performance and results of operations could be adversely affected.

Our inability to retain future customers, including those who purchase or lease vehicles that include a subscription to our service, could adversely affect our financial performance.

        We experience subscriber turnover, or churn, among our customers. Because we have been in commercial operations for a relatively short period of time, we cannot reliably predict the amount of churn we will experience over the long term. As such, we have used the experiences of XM as a general guideline, although our experience in this regard may be different. To the extent our churn is greater than we currently experience and anticipate, it may be more costly for us to acquire a sufficient customer base to generate revenues that will enable us to become profitable and reach positive cash flow.

        In particular, we cannot predict how successful we will be at retaining customers who purchase or lease vehicles that include a subscription to our service, beyond the promotional period. We do not know if the percentage will change as the number of customers with promotional subscriptions increases.

Competition from SIRIUS Canada and other traditional and emerging audio entertainment providers could adversely affect our revenues.

        In seeking market acceptance, we encounter competition for both listeners and advertising revenues from many sources, including SIRIUS Canada, other Canadian subscription radio services, Internet based audio providers, direct broadcast satellite television audio service, MP3 players, digital cable systems that carry audio service and traditional AM/FM radio.

        Our direct competitor in satellite radio service is SIRIUS Canada, the only other licensee for satellite radio service in Canada. SIRIUS Canada is a joint venture between CBC-Radio Canada, Standard Broadcasting and SIRIUS, the second largest, by number of subscribers, satellite radio provider in the U.S.

        SIRIUS Canada's application for a satellite radio service was approved at the same time as ours. SIRIUS Canada launched its satellite radio service on December 1, 2005. SIRIUS Canada broadcasts channels and offers programming that we do not offer, and SIRIUS Canada's satellite radio service may be offered as an option on various Canadian car model brands, certain of which may not offer our service. Like our subsidiary CSR Inc. SIRIUS Canada has filed an application to amend its conditions of license. The Canadian Radio-television and Telecommunications Commission, or CRTC, has also approved CHUM's application for a license to operate a terrestrial subscription radio service. SIRIUS Canada and/or CHUM may offer a more attractive service or enhanced features, may have stronger marketing or distribution channels, and either or both may gain a competitive advantage over us.

        In addition, unlike satellite radio, traditional AM/FM radio already has a well-established and dominant market presence for its services and generally offers free broadcast reception supported by commercial advertising, rather than by a subscription fee. Many radio stations offer information programming of a local nature, such as traffic and weather reports, which we are not permitted to offer under our satellite radio license. To the extent that consumers place a high value on these features of traditional AM/FM radio, we are at a competitive disadvantage to the dominant providers of such audio entertainment services. In the U.S., some radio stations have begun reducing the number of commercials per hour, expanding the range of music played on the air and experimenting with new formats in order to compete more directly with satellite radio. Further, radio companies may launch an advertising campaign designed to assert the benefits of traditional AM/FM radio, as compared with satellite radio service.

        Internet radio broadcasts have no geographic limitations and can provide listeners with radio programming from around the country and the world. We expect that improvements from higher bandwidths, faster modems and wider programming selections will make Internet radio increasingly competitive as well. In light of the increasing popularity of Internet radio, we have added XM Radio Online, an Internet based version of our service with increased channel selection, as a free service to our subscribers.

Our relationship with auto manufacturers for installing and distributing satellite radios to consumers may not result in as many subscribers.

        We have entered into several exclusive arrangements with Canadian auto manufacturers, including General Motors of Canada Limited, or GMCL, Honda Canada, Nissan Canada, Toyota Canada, Subaru Canada and Suzuki Canada, for installation of XM radios in many of these auto manufacturers' vehicles. We spend a significant amount of money on marketing expenditures towards auto manufacturers' initiatives, and purchasers of these auto manufacturers' vehicles represents a substantial proportion of our subscriber base. We anticipate that we will reach agreements with another car manufacturer to install XM radios. To the extent we are unable to reach agreement with said manufacturer, our business may be adversely affected. The customers of auto manufacturers with which we have reached agreements may not subscribe or be attracted by our service. If any of these auto manufacturers with which we have reached arrangements, lose market share to manufacturers with whom we do not have distribution arrangements or the market in general experiences a downturn, then our business may also be adversely affected.

We may be required to install more terrestrial repeaters than currently installed, which would impact our capital requirements.

        We have built a terrestrial repeater network. As we complete more detailed testing and receive direct consumer feedback, we may find that we require more repeaters than originally planned in order to provide a level of signal availability that will be acceptable to our customers. To the extent we need a more robust repeater network than currently planned, our capital requirements may be higher than we anticipate and we may need to seek additional funding either through bank, equity or debt financing. Such financing may not be available and, if available, may not be available on commercially reasonable terms. Given our current negative cash flow, if we obtain additional financing we will be further leveraged and we may be less likely to generate sufficient revenue to repay our debts. As such, you could lose your investment.

We may need additional funding for our business plan and additional financing might not be available.

        We may need additional financing due to future developments, changes in our business plan or failure of our business plan to succeed, including increasing marketing, distribution or programming costs. Our actual funding requirements could vary materially from our current estimates. If additional financing is needed, we may not be able to raise sufficient funds on favorable terms or at all. If we fail to obtain any necessary financing on a timely basis, our ability to execute our current business plan may be limited, and our business could be adversely affected. As a result, we could default on our commitments to creditors or others and may have to seek a purchaser for our business or assets. See "Risk Factors — Risks Related to our Indebtedness."

Weaker than expected market and advertiser acceptance of our satellite radio service in Canada could adversely affect our advertising revenue and results of operations.

        Because we expect to derive a portion of our revenues from advertising, market and advertiser acceptance of our satellite radio service will be important to the success of our business. Our ability to generate advertising revenues will be directly affected by the number of subscribers to our satellite radio service and the amount of time subscribers spend listening to our various channels. Our ability to generate advertising revenues also depends on several other factors, including the level and type of market penetration of our service, competition for advertising dollars from other media and changes in the advertising industry and economy generally. We compete directly for audiences and advertising revenues with SIRIUS Canada, the other approved Canadian satellite radio licensee, and traditional AM/FM radio stations, some of which maintain longstanding relationships with advertisers and possess greater resources than we do. In addition, our license restricts us from broadcasting more than six minutes of national advertisements per clock hour on each of our Canadian-produced channels. Because CRTC regulations limit our ability to offer our satellite radio service other than to subscribers on a pay-for-service basis, certain advertisers may be less likely to advertise on our satellite radio service.

        We believe that advertising is a discretionary business expense for many business organizations and industries. Consequently, a potential slowdown in the Canadian economy or in a particular business sector that represents a significant share of our advertising revenues, could adversely affect our advertising revenues and, therefore, our results of operations. Also, advertising on the radio, whether through our satellite service or traditional radio, may fall out of favor with the advertisers.

Rapid technological and industry changes could make our service obsolete.

        The satellite radio industry and the audio entertainment industry are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. There is no assurance that one or more of the technologies that will be utilized by us may not become obsolete. If we are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies obsolete. In addition, we may face unforeseen problems in operating the XM system in Canada that could harm our business. Because XM Canada depends on third parties to develop technologies used in key elements of the XM radio system, more advanced technologies that we may wish to use may not be available to us on reasonable terms or in a timely manner. Further, our competitors may have access to technologies not available to us, which may enable them to produce entertainment products of greater interest to consumers, or at a more competitive cost.

Our service network, national broadcast studios or other facilities could be damaged by natural catastrophes, which would adversely affect our business.

        Since our ground-based network of terrestrial repeaters is attached to towers, buildings and other structures around the country, an earthquake, tornado, flood, power outage or other catastrophic event anywhere in Canada could damage our network, interrupt our service and harm our business in the affected area. We do not have replacement or redundant facilities that can be used to assume the functions of our repeater network or of our central production and broadcast facility in the event of a catastrophic event. Any damage to our repeater network would likely result in degradation of our service for some subscribers and could result in complete loss of service in affected areas. Damage to our central production and broadcast facility would also restrict our production of programming and require us to obtain programming from third parties to continue our service.

Our service could be interrupted in areas where there is no direct line of sight access to a satellite or a terrestrial repeater, which would adversely affect our business.

        Our service may be unavailable or interrupted from time to time at specific locations where radios cease to have direct line of sight access to a satellite or a terrestrial repeater (e.g., in tunnels, parking garages, or within or next to buildings). Our service could also be subject to occasional interference from other broadcasting sites.

Failure of third parties to perform could affect our revenues.

        We need to assure proper manufacturing and distribution of XM radios and the development and provision of programming in connection with our service. Many of these tasks are dependent on the efforts and performance of third parties that are outside of our control. If one or more of these requirements are not performed in a satisfactory manner, our revenues could be less than expected and our business may suffer.

        We rely on third party manufacturers and their distributors to manufacture and distribute XM radios. If current manufacturers of XM radios, such as Audiovox Electronic Corporation, or Audiovox, Delphi Automotive Systems LLC, or Delphi, and Pioneer Electronics, or Pioneer, or going forward, other manufacturers with whom we enter into agreements for the manufacture of XM radios, fail to develop XM radios for timely commercial sale, at an affordable price and for mass market nationwide distribution, our revenues would be less than expected and our business may suffer. In addition to the above mentioned manufacturers of XM radios, we expect that we may rely on others to develop, manufacture and market XM radios for car, home and portable use.

A bankruptcy of a third party with whom we have a significant relationship could harm our results of operations.

        In the event that any of the third parties with whom we have significant relationships, including any distributor, licensor, OEM or radio supplier, files a petition in or is assigned into bankruptcy or becomes insolvent, or makes any assignment for the benefit of creditors or makes any arrangements or otherwise becomes subject to any proceedings under applicable bankruptcy laws or insolvency laws with a trustee, or receiver appointed in respect of a substantial portion of its property, or in the event that such a third party liquidates or winds up its daily operations for any reason whatsoever, then our business and results of operations would likely be materially and adversely affected.

        On October 8, 2005, Delphi announced that it had filed voluntary petitions for business reorganization under Chapter 11 of the U.S. Bankruptcy Code in New York City. Delphi announced that it expects to complete its U.S. based restructuring and emerge from Chapter 11 business reorganization in early to mid-2007, and that their global operations, both U.S. and non-U.S., will continue without interruption. However, we cannot estimate with any reasonable assurance the impact, if any, on us that may ultimately result from Delphi's petition for reorganization under Chapter 11.

We need people with special skills to develop and maintain our new service. If we cannot find and keep these people, our business could suffer.

        We depend on the continued efforts of our executive officers and key employees, who have specialized technical knowledge regarding our repeater network, broadcast facilities, information technology systems and radio systems and business knowledge regarding the radio industry and subscription services. If we lose the services of one or more of these employees, or fail to attract qualified replacement personnel, it could harm our business and our future prospects.

Our business depends upon certain on-air talent, the loss of whom could reduce the attractiveness of our XM service to subscribers and advertisers and could adversely affect our business.

        We employ or independently contract with certain on-air talent, such as Mike Bullard and Jeff Fillion, who maintain significant loyal audiences in or across various demographic groups. The fame of our on-air talent and their ability to retain and grow their respective audiences is a factor in our ability to sell subscriptions and advertising. Our on-air talent may not attract and/or retain the number of subscribers that we anticipate and, further, on-air talent may offend or alienate subscribers that are outside of the target audience of such on-air talent. We cannot be certain that our on-air talent will remain with us or will be able to retain their respective audiences. If we lose the services of one or more of these individuals, and fail to attract comparable on-air talent with similar audience loyalty, the attractiveness of our service to subscribers and advertisers could decline, and our business could be adversely affected.

Consumers could steal our service.

        Like all radio transmissions, the XM radio signal in Canada is subject to interception. Pirates may be able to obtain or rebroadcast XM radio service without paying the subscription fee. If widespread, signal theft could harm our business.

If we fail to implement effective internal controls meeting the requirements of Section 404 of the Sarbanes-Oxley Act, it could have a material adverse effect on our business in the future.

        Although we are not currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act, we are in the process of documenting and assessing our internal control procedures so that we can satisfy those requirements in the future, which will entail making certain adjustments to our internal control procedures, including adjustments related to our computer and accounting systems. We cannot assure you that this process will not be time-consuming or costly. If we fail to maintain an effective internal control environment, there could be a material adverse effect on our business, results of operations or financial condition.

Risks Related to our Indebtedness

We have substantial indebtedness and we may be unable to service our indebtedness.

        Subsequent to successful completion of our US$100 million senior notes offering, we have substantial indebtedness and significant debt service obligations.

        As of August 31, 2006 we had a total indebtedness of US$100 million (approximately $111 million), all of which consisted of our senior notes. In addition, we have the ability to borrow up to US$45 million under a standby Credit Facility with XM, or the XM Credit Facility.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes and other indebtedness;

  •
  increase our vulnerability to adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the availability of cash to fund working capital and capital expenditures and for other general corporate purposes;

  •
  limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

  •
  place us at a disadvantage compared to our competitors that have less debt; and

  •
  limit our flexibility in planning for or reacting to, changes in our business and in the satellite radio industry.

        In addition, the indenture governing the notes and XM Credit Facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants would result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

The agreements governing our indebtedness contain significant restrictions that limit our operating and financial flexibility.

        The indenture governing the notes contains covenants that, among other things, limit our ability to:

  •
  incur additional indebtedness and issue preferred stock;

  •
  pay dividends and make distributions;

  •
  repurchase stock or repay subordinated indebtedness;

  •
  make certain investments;

  •
  transfer, sell or make certain dispositions of assets or engage in sale and leaseback transactions;

  •
  incur liens;

  •
  enter into transactions with affiliates;

  •
  create dividend or other payment restrictions affecting restricted subsidiaries; and

  •
  merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.

        In addition, the XM Credit Facility contains certain restrictive covenants. If we seek to draw on the XM Credit Facility, we will be required to satisfy specific financial ratios and certain financial condition tests as a condition to the advance of funds. In the event of a default under this facility, XM could seek to declare all amounts outstanding under the XM Credit Facility, together with accrued and unpaid interest, if any, to be immediately due and payable. This could result in a cross-default under the indenture governing the notes. If the indebtedness under the XM Credit Facility or the notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full that indebtedness or any of our other indebtedness.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make interest payments on and to repay or refinance our indebtedness, including the notes, and to fund planned operating and capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you, however, that our business will generate sufficient cash flow from operations to enable us to pay interest on the notes or repay them at maturity or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes on or before maturity.

        Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

  •
  our financial condition at the time;

  •
  restrictions in the indenture and the XM Credit Facility or other outstanding indebtedness; and

  •
  other factors, including the condition of the financial markets or the satellite radio industry.

        As a result, we may not be able to refinance any of our indebtedness, including the notes, on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on the notes.

We may be able to incur additional indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the XM Credit Facility and the indenture governing the notes contain restrictions on the incurrence of additional indebtedness, debt incurred in compliance with these restrictions could be substantial. The XM Credit Facility permits total borrowings thereunder of up to US$45 million. In addition, the indenture and the XM Credit Facility will not prevent us from incurring obligations that do not constitute indebtedness. If we and our subsidiaries incur additional indebtedness or other obligations, the related risks that we and they face could be magnified.

Risks Related To Regulatory Matters

Failure to comply with CRTC and Industry Canada requirements could damage our business.

        As a licensee under the Broadcasting Act (Canada), CSR Inc. is subject to CRTC policies and regulations, and the specific conditions of our broadcasting license. Those conditions of license require, amongst other things, that we provide: a minimum of eight original Canadian produced programming channels, four of which must be programmed in the French language; a minimum of 85% of the total music selections broadcast in any given week on each Canadian produced channel are to be Canadian selections and a minimum of 85% of the total spoken word programming content broadcast on all Canadian-produced channels must be Canadian spoken word programming; a maximum of nine non-Canadian-produced channels for each original Canadian-produced channel that CSR Inc. broadcasts; a contribution each year equal to a minimum of 5% of our gross revenues must be made to eligible third parties who are associated with the development of Canadian musical and other artistic talent, and of such contributions must be divided equally between initiatives in support of English language and French language Canadian talent. In addition CSR Inc. must not provide any original local programming on any of its Canadian-produced channels, and is restricted to the broadcast of no more than six minutes per hour of national commercial messages on each Canadian-produced channel and is not permitted to broadcast any local advertising. CSR Inc. is also required to comply with the provisions of the Sex-Role Portrayal Code for Television and Radio Programming and the Broadcast Code for Advertising to Children, as well as certain applicable sections of the Radio Regulations, 1986, promulgated pursuant to the Broadcast Act (Canada). Compliance with these conditions of license will be monitored by the CRTC and non-compliance could result in a mandatory order to comply or license revocation.

        On February 10, 2006, the CRTC approved CSR Inc.'s application in which CSR Inc. voluntarily applied to have its conditions of license amended to require it to provide a minimum of four of its eight Canadian-produced programming channels in the French language, (two of the four to be music channels). Since we launched our service in November 2005 with four French-language channels this new condition to the license has already been satisfied. In addition, other amendments to the license include if certain subscriber penetration figures are achieved and CSR Inc. has not added two additional Canadian-produced programming channels, for a total of ten, within the three year period following launch of its service, CSR Inc. will increase to 6% (from 5%) of its gross service revenues as its annual contribution to approved third party initiatives in support of Canadian talent development in both of Canada's official languages.

        As one of two operators of a commercial satellite radio service in Canada, we are subject to Industry Canada rules and regulations which require us to meet certain conditions including the power level of radio emissions our receivers may produce; coordination of our satellite radio service with radio systems operating in the same range of frequencies in neighbouring countries; and coordination of our communications links to our satellites or terrestrial repeaters with other systems that operate in the same frequency band. Non-compliance by us with these conditions could result in additional costs, fines, additional license conditions, license revocation or other detrimental Industry Canada actions.

The CRTC may not renew our license, which could force us to discontinue operations.

        The license granted by the CRTC will be valid for a period of six years and must be renewed prior to August 31, 2011. The CRTC has no obligation to renew the license and if the license is renewed it may be on conditions different than those existing today. If we are unable to renew this license, then we will be unable to continue legally to carry on a satellite radio business.

CRTC content regulations may impact our ability to acquire and retain subscribers.

        Given the conditions of our license imposed by the CRTC, we may not be able to offer a service that is sufficiently competitive to other audio offerings, both in Canada and the U.S. If the XM service in Canada is substantially different from XM's offering in the U.S., or if there are specific channels that are offered in the U.S. but are not offered by us in Canada, Canadians may choose to subscribe via the U.S. services (XM or SIRIUS in the U.S.) instead of with us. A significant gray market for U.S. based XM radio has already developed in Canada and its continued strength may have a material adverse effect on our business.

Fees payable by us may increase.

        Broadcasting license fees are payable by us to the CRTC, based on the broadcasting regulatory costs incurred each year by the CRTC and other federal departments or agencies, including spectrum management costs. A failure to pay these fees on a timely basis or at all could result in the loss of our license. Fees may vary from year to year based on increasing broadcasting regulatory costs incurred by the CRTC and other federal departments or agencies.

Interference from other users could damage our business.

        We may be subject to interference from adjacent radio frequency users, such as recently licensed WCS telecommunications services. Further, we may be restricted by Industry Canada in the transmitting power levels or the location(s) of the terrestrial repeater facilities that we will require to serve urban areas.

Interference with other users could limit our operations.

        Industry Canada may require us to correct any interference, at our cost, to existing broadcasting or land-mobile services (including WCS licensees) occasioned through the operation of our terrestrial repeaters. We may also be required to bear the costs of relocating some incumbent Fixed Service (FS) Operators within the 2320-2356 MHz band, whose stations are within 300 kilometers of the terrestrial repeater transmitter sites. We do not see this as a significant concern as there are currently a small number of these operators.

        We are required to adhere to Safety Code 6 "Limits of Human Exposure to Radiofrequency Electromagnetic Fields in the Frequency Range from 3 kHz to 300 GHz" ("Safety Code 6") prepared by the Radiation Protection Bureau of Health Canada in 1999, as amended from time to time. We are required to conduct Radio Frequency surveys, at repeater facilities, in order to verify compliance with Safety Code 6, and if such facilities do not comply with Safety Code 6, we may be required by Industry Canada to reduce power levels or curtail the transmissions from the terrestrial transmitters. This could result in service interruption to our subscribers in areas where structures impede direct reception of the signals from the XM satellites.

Risks Related To Our Relationship With XM

We rely heavily on our relationship with XM for continued service.

        We have entered into an exclusive license arrangement with XM, pursuant to which it provides our service. We will therefore rely heavily on the services and relationships provided by XM. A breach of this agreement or a failure by us or XM to perform our respective parts of the agreement could have serious financial consequences to our business. The agreement with XM, which became effective November 17, 2005, is only for an initial term of ten years and we have a right to extend this exclusive agreement for an additional five years only if certain preconditions are satisfied. If we are unable to renew or extend the agreement with XM at the conclusion of the ten-year term, it could be impossible to operate our business.

Additional costs to the business may result based on the outcome of XM's negotiations with third party programmers.

        We are responsible for the costs of Canadian distribution rights of third party programming content. XM, however, has the responsibility for negotiating distribution arrangements with third party programmers. XM has disclosed that third-party content is an important part of marketing the XM service and obtaining third-party content can be more expensive than formerly anticipated, given the growth of the satellite radio industry and amounts paid for other programming. As a result, agreements that XM enters into with third-party suppliers of programming, including the amendment or renewal of existing agreements, could involve substantial costs to us. It is difficult to anticipate what the additional costs will be, how often they will need to be paid and how frequently these third party contracts will need to be re-negotiated. These payment obligations could significantly delay our becoming profitable.

Our business may be impaired by third party intellectual property rights.

        We have the exclusive right and license to commercially offer and provide to Canadian subscribers certain XM channels that are offered by XM in the U.S. as part of its satellite digital audio radio services, in combination with those Canadian channels we supply to XM, as transmitted by the XM satellite system or as retransmitted within Canada using terrestrial repeaters located in Canada. We do not have a direct interest in the technology comprising the XM system. However, we have agreed to bear a pro rata share of the cost of licensing necessary third party intellectual property incurred by XM, and this cost could be significant to us. Further, other parties may have patents or pending patent applications which will later mature into patents or inventions which may block XM's ability to operate its system or may negatively affect our ability to license our technology from XM. The loss of necessary technologies by XM could require XM to obtain substitute technology of lower quality performance standards, at greater cost or on a delayed basis, which could harm both of our businesses. Litigation that is successfully brought by a third party against XM could require us to seek alternative licenses from third parties which may offer services of an inferior quality which could adversely affect our business.

Risk Related to Our Principal Shareholders

A small number of shareholders own a significant percentage of our voting shares and could significantly affect matters requiring a shareholder vote.

        Because a small number of shareholders own a significant percentage of our Subordinate Voting Shares and Class B Voting Shares, they may influence all major corporate decisions and our other shareholders may not be able to affect these corporate decisions. In addition, under the terms of a shareholders agreement, each of Canadian Satellite Radio Investments Inc., or CSR Investments, and XM has certain board nomination rights and certain consent rights with respect to fundamental corporate actions. As a result, these shareholders will be able to directly impact our ability to undertake certain actions.

Item 4 — Information on the Company

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        Our legal name is Canadian Satellite Radio Holdings Inc. Our trade name is XM Canada. We were incorporated under the Business Corporations Act (Ontario) on July 31, 2002, as 2014503 Ontario Inc. Our name was changed to "Canadian Satellite Radio Holdings Inc." by articles of amendment filed on July 7, 2003 and on December 7, 2005 we amalgamated with 2087609 Ontario Inc., under Part XIV of the Business Corporations Act (Ontario).

        Our head office is located at 590 King Street West, 3rd Floor, Toronto, Ontario, Canada, M5V 1M3, and our telephone number is (416) 408-6000. Our corporate website can be accessed through www.cdnsatrad.com. The information found on our corporate website is, however, not part of this annual report. Our agent for service of process in the United States with respect to our notes is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

        On August 19, 2003, our subsidiary CSR Inc. filed its initial application to the CRTC for a broadcasting license to provide subscription-based satellite radio service in Canada. On June 16, 2005, the CRTC granted CSR Inc. a broadcasting license, based on certain conditions outlined in this annual report. On September 7, 2005, CSR Inc. voluntarily applied to amend the CRTC broadcasting license to, among other things, increase the minimum number of Canadian French-language channels that are offered from three to four.

        On November 21, 2005, the CRTC advised us that it was satisfied that the conditions to the grant of our broadcasting license were fulfilled, and that the license would therefore be issued when: (i) the Department of Industry notified the CRTC that its technical requirements had been met, and (ii) we confirmed to the CRTC that we were prepared to commence operations. The Department of Industry notified the CRTC that its technical requirements had been met on November 22, 2005. Similarly, on November 22, 2005, we confirmed to the CRTC that we were prepared to commence operations. As a result of the satisfaction of these conditions, we fulfilled all regulatory conditions to launch, and we were authorized to launch our service.

        On November 22, 2005, we launched our English and French satellite radio service across Canada.

        On December 12, 2005, we completed our initial public offering.

        On February 10, 2006, we completed our offering of US$100 million senior notes.

        On February 10, 2006, our application to amend the CRTC broadcasting license was approved.

        With the support of our strategic partner, XM, we have signed or negotiated agreements with various suppliers and distributors, including retailers, automotive manufacturers, hardware manufacturers, infrastructure implementation suppliers, and programming content providers. As we grow the business, we will continue to pursue relationships with other distribution, supplier and programming partners.

        For a description, including the amount invested, of our principal capital expenditures for fiscal year ended August 31, 2006, see the "Liquidity and Capital Resources" section in our "Management Discussion and Analysis of Financial Condition and Results of Operation" included in this annual report under "Item 5 — Operating and Financial Review and Prospects."

B.    BUSINESS OVERVIEW

Our Business

        We seek to become the market leader in providing subscription-based satellite radio entertainment to the Canadian market, based on the number of satellite radio subscribers. As of our ninth full month of operation and the completion of our first fiscal year which ended August 31, 2006, we achieved 120,000 subscribers. We are the exclusive Canadian licensee of XM, a pioneer in satellite radio and the leader, by total subscribers, in the U.S. satellite radio market. XM has publicly stated that it had over 7.19 million satellite radio subscribers as of October 4, 2006. As the exclusive licensed provider of XM SDARS, in Canada, our service leverages XM's existing satellite network and technology, its brand and distribution relationships and significant operational know-how. Through XM, we currently offer up to 100 channels, which include commercial-free music, as well as news, talk, sports and children's programming, including at least eight Canadian channels designed and developed by us from our studios in Toronto, Montréal and Québec City. The subscription fee for our service is $14.99 per month, or $12.99 per month, until September 1, 2007, for subscribers who signed a subscription agreement with us prior to September 1, 2006. Each subscriber also has the opportunity to purchase a limited number of additional subscriptions for $9.99 per month. Subscribers are offered a discount on the monthly subscription rate by prepaying for a fixed term.

        Distribution of our satellite radios is primarily through automobile OEMs and consumer electronic retailers.

        We have multi-year distribution arrangements with several automobile OEMs, including GMCL, Honda Canada, Nissan Canada, Toyota Canada, Subaru Canada and Suzuki Canada. Together, these automobile manufacturers sell more than half of the 1.6 million new vehicles sold annually in Canada. As a result of these agreements, XM satellite radios are now available in more than 90 vehicle models for the 2007 model year. Similar to U.S. OEMs, most Canadian OEMs commence their model year during the summer, such that the 2007 model year started in the summer of 2006. GMCL, Honda Canada and Nissan Canada each have an equity stake in our Company.

        Under our exclusive 13 year agreement with GMCL, which became effective November 10, 2005 at least 90% of GMCL's vehicle lines for the 2007 model year and beyond must offer factory-installed XM radios. GMCL is the single largest seller of automobiles in Canada, selling approximately 450,000 vehicles in 2005 — over 235,000 more than its closest competitor.

        In addition to our distribution arrangements with automobile OEMs, we have multi-year distribution agreements with Harley-Davidson motorcycles and Pana-Pacific, a division of The Brix Group, for the installation of XM satellite radios and the marketing of XM satellite radios and accessories through participating truck dealerships and truck outlets throughout Canada, respectively. XM radios are also available in Canada at national and regional consumer electronics retailers, such as Best Buy, Canadian Tire, Future Shop, The Source, and other large national, regional and independent retailers that sell consumer electronics in Canada. These retailers represent over 2,800 stores.

        On September 12, 2005, we and XM announced an approximately US$100 million ten-year contract to broadcast National Hockey League, or NHL, games as part of the XM service. This ten-year contract is non-exclusive to us for the first two years and we will be the exclusive Canadian satellite radio provider of NHL games beginning at the end of this season. We believe that this transaction will have a significant positive impact on attracting subscribers to the XM service in Canada. We are responsible for a substantial portion of the fees payable to the NHL under this agreement.

        We are one of only two applicants who have received approval from the CRTC, for a Canadian broadcasting license to provide subscription-based satellite radio service in Canada. The other approved satellite license applicant is SIRIUS Canada, a joint venture between CBC-Radio Canada, Standard Broadcasting and SIRIUS. A third applicant, CHUM Limited, or CHUM, also received approval from the CRTC for a broadcasting license to provide a subscription-based radio service in Canada, but only through terrestrial transmitters.

        We are broadcasting our service using XM's existing satellite network, which covers the continental U.S. and Canada. We are supplementing XM's satellite coverage with a terrestrial repeater network of approximately 60 repeaters, owned and operated by us. Our repeater deployment is focused on the 16 largest Canadian cities to improve coverage and reduce interruptions by buildings or other obstacles.

        Radios designed to serve the car, home, portable and wearable stereo markets are available in Canada at national and regional consumer electronic retailers under the Audiovox, Delphi and Pioneer brand names. The Pioneer inno™ with MP3 capabilities is the latest portable XM satellite radio receiver and is now available in many stores across Canada. The initial cost of any of these radios to the consumer ranges from approximately $70 to $500, inclusive of rebates.

        For the fiscal period ending August 31, 2006, we generated revenues of approximately $6,949,282. Nearly all of our revenue comes from subscriptions, activations and sales of radios from the direct fulfillment channel. Incremental revenue is generated from advertising spots on the non-music channels that we program in Canada and U.S. focused advertisements that we place on our National Hockey League Talk Channel. As we grow our subscriber base, we expect that our service will become an increasingly attractive medium for advertisers to target customers on a nationwide basis.

Exclusive XM Relationship

        XM offers innovative and diverse radio programming in digital quality sound with 170 channels in the U.S. featuring music, news, talk, sports, traffic and weather and a variety of other content. We have an initial ten-year agreement with XM, which became effective November 17, 2005, providing us with the exclusive rights to sell XM's SDARS in Canada. XM has a significant equity interest in our business.

        Our service currently includes up to 100 channels, including commercial-free music, as well as news, talk, sports and children's programming, including at least 90 XM channels and at least 10 Canadian channels developed by us. We believe the content provided on these channels is well suited to Canada's diverse listening population.

        We leverage XM's existing content and existing satellite network, which significantly lowers the capital required to enter and operate in the satellite radio market. In addition to XM's satellite network, we utilize XM's established programming and broadcasting facilities and benefit from the significant capital invested by XM to date in research and development and on developing its satellite network. XM has agreed to provide us with technical expertise in connection with our terrestrial repeater network across Canada and our information technology platform and broadcasting operations.

        We have had, and will continue to have, the benefit of utilizing XM's experience in conducting our business and when making broadcasting, advertising and other arrangements with third parties. In developing our information technology and business processes, including our call center, we have utilized XM's experiences, and will continue to leverage its relationships. We have worked closely with XM's management to identify key success factors in both marketing to the consumer and training our distribution forces.

        A summary of the key terms of the operational agreements between us and XM are contained below under the heading "Business — Operational Agreements."

Competitive Strengths and Business Strategy

        We believe that our business benefits from a number of factors as a result of our affiliation with XM and the later launch of our service in Canada. In particular, we have had the benefit of observing four years of XM's operations in the U.S. before launching our service in Canada and we have been able to leverage many of the economies of scale XM has already achieved. We believe that other factors benefitting our business include the following:

  •
  Market awareness already exists and is growing.  We are experiencing significant demand for satellite radio in Canada. As of our ninth full month of operation and the completion of our first fiscal year, which ended August 31, 2006 we achieved 120,000 subscribers — 45,000 subscribers more than we initially projected. Furthermore, a Decima Research Inc. survey from January 2006 revealed that 77% of Canadians say that they are aware of satellite radio. This survey suggests that awareness of satellite radio has increased since the launch of our business, when a study conducted in Canada by Charlton Strategic Research Inc., or Charlton Research, dated October 2005, which we commissioned and paid for, suggested that 49% of Canadians are aware of satellite radio service. Since nearly 90% of Canadians live within 125 miles of the U.S. border, many Canadians receive television and radio programming spillover from the U.S., which includes advertising spots for satellite radio.

  •
  Low funding requirements.  Since XM's satellite infrastructure already covers the continental U.S. and Canada, we are not required to build, launch, maintain or manage our own satellites, which saves us significant time and funding. In addition, as we continue to build our information technology systems, we intend to leverage XM's experience and existing broadcasting licenses. This is less expensive, and requires less time than building our own set of systems. We also believe that our relationship with XM, and XM's experience in rolling out its U.S. service, has allowed us to design an efficient network of terrestrial repeaters. We had the benefit of designing our repeater network and coverage testing Canadian cities with the XM satellites already in place, and as a result, we believe that we were able to model the optimal repeater sites more effectively.

  •
  XM continues to change programming in response to its listenership and offers a unique radio listening experience for Canadians.  XM reports that it has a wider variety of programming than it did when it originally launched in the U.S. With the addition of the National Hockey League and other sports channels as well as well-known talk show personalities, such as Oprah Winfrey, Ellen DeGeneres and Tyra Banks, XM continues to refine its programming lineup. We believe that Canadians have an appetite for specialized radio programming and are eager to have access to the depth and choice that the XM system provides. We have fully functional broadcast studios in Toronto, Montréal and Québec City. These studios are well equipped to program and broadcast music and talk channels in both French and English.

  •
  Well-developed distribution channels.  According to Ward's Automotive Yearbook 2005, XM is the exclusive automobile OEM factory-installed distribution partner or preferred provider of data services to automobile OEMs in the U.S. representing approximately 56% of the U.S. automobile marketplace, including General Motors, Honda, Toyota, Hyundai and Nissan. As a result of our relationship with XM, we have been able to reach comparable distribution arrangements with most of the Canadian counterparts of these auto manufacturers. Also, given the increased market awareness of satellite radio in Canada, retailers in Canada have been willing to carry and display satellite radio devices on their shelves.

  •
  Core management team with broadcasting veterans.  Our team includes a strong management team with broadcasting veterans. Our Chairman and Chief Executive Officer, John I. Bitove, is an experienced, successful Canadian entrepreneur. Mr. Bitove has a distinguished record of accomplishment in business and community service. In 1993, he founded the Toronto Raptors Basketball Club and helped to launch what has now become Raptors TV almost eleven years ago. Mr. Bitove has also been associated in various broadcasting ventures for more than a decade. Our President and Chief Operating Officer, Stephen Tapp, has a background in new technology and product launches. Mr. Tapp served as Vice President and General Manager of Citytv and CHUM International and has overseen several international joint ventures and channel launches. Prior to joining CHUM, he held the role of Executive Vice President and General Manager of Viewer's Choice Canada Pay Per View, where he was responsible for launching the service and managing all areas of network operations. Mr. Tapp also held senior programming roles at Canada's first subscriber-based Pay Television sports channel, TSN, The Sports Network, from its launch until 1991. In addition, our Vice President, Programming, Ross Davies, has more than 30 years experience in the programming industry. Prior to heading up his own consulting firm from 2002 to 2005, Mr. Davies served more than 20 years at CHUM, most recently as Vice President, Programming, CHUM Group Radio, where he was directly responsible for all programming aspects of the CHUM radio division.

  •
  Lower cost and more variety of radios.  We entered the market when the cost of manufacturing radios has been less expensive than it has been historically due to technology improvements and improved scale of production. This has resulted in lower cost radios to the consumer, significantly lowering a barrier to satellite radio technology adoption. This trend also has dramatically reduced subsidies provided by satellite radio service providers, significantly lowering their cost to acquire new subscribers. Lower costs also have resulted in a proliferation of stationary, portable and wearable radios and other technological devices equipped for the playing and recording of music and other audio files. We believe that this expansion of devices has dramatically expanded the market opportunity for satellite radio beyond car stereos.

  •
  Future growth opportunities.  As we continue to build our subscriber business through traditional retail and automobile OEM channels, we also plan to grow the business by offering specific hardware and services through non-traditional retail channels, including rental car companies, national and local businesses, hotel chains, and to boat and airplane owners, commercial airlines, truckers and others. Subscribers through these channels will have distinct hardware and service packages, including weather information for marine and aviation. We expect that subscriber fees may be different for each of these channels. XM also reports that XM's telematics service offerings are becoming more widespread in the U.S. Telematics, which includes real time data and traffic information through vehicle navigation systems such as XM NavTraffic, is being integrated into select Honda/Acura, Toyota/Lexus, Nissan/Infiniti and General Motor models. XM NavTraffic is the U.S. first real-time satellite traffic data service and is available in 44 major metropolitan cities across the U.S. for a monthly fee. We anticipate that the Canadian partners of these automobile OEMs will promote telematics when and if we launch those services in Canada. XM, working with several partners, introduced the XM Advanced Services vehicle at the 2006 Consumer Electronics Show. This concept car features in-car video (On2 Technologies), voice command (VoiceBox (R) Technologies), weather alerts (WxWorx), parking spot locator (Nu-Metrics Inc. and InfoGation) and other innovations.

Our Product

Channel Line-Up

        We currently offer up to 100 channels including commercial-free music, as well as news, talk, sports and children's programming, including at least 90 XM channels and at least 10 Canadian channels designed and developed by us from our studios in Toronto, Montréal and Québec City, for a base subscription fee of $14.99 per month and additional family subscriptions for $9.99 per subscription. Subscribers are offered a discount on the monthly subscription rate by prepaying for a fixed term.

        Our service offers a broad range of music genres that are popular but currently unavailable in many Canadian markets. Hallmarks of our channel lineup in Canada include music from a variety of genres, including:

  •
  Decades — individual channels that broadcast music hits specific to each decade from the '40s through to the '90s;

  •
  Rock — more than a dozen channels of different kinds of rock music, as well as exclusive artist interviews and live performances;

  •
  Country — old-time, classic, contemporary, bluegrass and alternative country;

  •
  Pop & Hits — dedicated channels for pop hits from around the world, love songs, movie soundtracks, show tunes and chart toppers;

  •
  Urban — rhythm & blues, rap and hip hop;

  •
  Jazz and Blues — classical jazz, as well as contemporary and future fusion hits;

  •
  Classical — complete coverage of the classical spectrum, from the renaissance to today;

  •
  Dance — dance music from around the world; and

  •
  Lifestyle — an eclectic mix of classical, jazz and rock.

        Our digital signal transmitted via satellite and our terrestrial repeater network provide coast-to-coast coverage, which is a particular benefit for music formats that have strong widespread demand on a nationwide basis but have been relegated to AM stations with weaker signals.

        In addition to music genres, we also offer a broad array of sports, news, comedy and talk entertainment channels. These types of programming are not available in many radio markets and we believe this makes our service appealing to dedicated sports fans and listeners whose tastes are not served by existing AM/FM radio stations. On September 12, 2005, we and XM announced a US$100 million (approximately $111 million) ten-year contract to broadcast National Hockey League, or NHL, games as part of the XM service. The ten-year contract is non-exclusive for the first two years and we will be the exclusive Canadian satellite radio provider of NHL games at the end of the current season. We believe that the exclusivity of this deal will have a significant positive impact on attracting subscribers to the XM service in Canada. We are responsible for a substantial portion of the fees payable to the NHL under this agreement.

        In addition to at least 90 XM channels, we also offer at least 10 Canadian channels designed and developed by us. These 10 channels, of which 6 are English and 4 are French, are:

  English Channels

  •
  Home Ice — an all-hockey talk channel. The channel provides Canadians with live, play-by-play coverage from more than 1,000 NHL games each season features coverage from well-known commentators and former National Hockey League stars;

  •
  Home Ice Info — hockey scores, updates and play-by-play coverage of NHL games;

  •
  Home Plate Info — baseball scores, updates, interviews and player profiles available 24/7;

  •
  The Verge — a 24/7 rock music channel featuring new, emerging and recently established Canadian rock artists;

  •
  Laugh Attack — a comedy channel spotlighting Canadian comedians; and

  •
  Canada 360 — a 24/7 national news and information channel focused on the latest news, weather, sports, business and entertainment information and issues of importance to Canadians.

  French Channels

  •
  Quoi de Neuf — a 24/7 arts and entertainment news and information channel covering new movie releases, DVD releases, concerts, shows and theatre activity, information on new technology and more;

  •
  Sport Plus — a 24/7 news, talk and information channel with an emphasis on sports (including French language National Hockey League games), featuring hourly news and sports along with talk shows hosted by well-known commentators and former National Hockey League stars;

  •
  Air Musique — an original trend-oriented music station playing a fusion of punk, hip-hop, metal, electronic and alternative rock music; and

  •
  Sur La Route — a music station featuring a blend of modern and classic pop, folk, rock and roll, "chanson" and soul featuring yesterday's, today's and tomorrow's stars.

        Our music channels are completely commercial-free and our talk and sports channels have a reduced amount of advertising relative to terrestrial radio. We believe that a significant portion of the listening market will pay to subscribe to a radio service that provides commercial-free channels and channels with reduced advertising, as demonstrated by the appeal of limited periods of non-stop music used by some traditional AM/FM stations. Of the at least ten Canadian content channels that we program, those that have advertising do not broadcast more than six minutes of national commercial messages during any hour, in accordance with our CRTC broadcasting license.

        We believe that our service is an appealing alternative to traditional AM/FM radio in Canada as well as other in-vehicle audio entertainment options. Local radio stations, even those that are part of national networks, focus on maximizing listener share within local markets. This limits the types of programming they can profitably provide to mass appeal formats. In contrast, our coast-to-coast coverage and ability to provide up to 100 channels in each radio market allows us to aggregate listeners from markets across the country, expanding the types of programming we can provide. The following chart indicates some of the principal differences between XM radio in Canada and traditional AM/FM radio.

	XM Radio in Canada	Traditional AM/FM Radio
Programming quality and choice	Up to 100 channels with an extensive variety of programming	Limited formats in many markets
Coverage	Coast-to-coast coverage in the densely populated regions of Canada	Local area coverage
Audio quality	Digital quality sound	Analog AM/FM quality sound
Commercial Advertising	Features 100% commercial-free music channels. Six minutes or less of commercials per hour on our programmed talk channels	Up to 18 minutes of commercials per hour
Radio Displays	Text display with title/name of song/artist, as well as sports scores and stock ticker on certain radios	Limited visual display

        XM creates most of its music channels at its studio facilities in Washington, District of Columbia; New York City, New York; and at the Country Music Hall of Fame and Museum in Nashville, Tennessee. We have broadcasting studios in Toronto, Montréal and Québec City that have technological capabilities comparable to those of XM's studios in the U.S. We have created our own unique Canadian channels at these Canadian broadcasting facilities. To that end, we have hired key programming and production staff and on-air talent to prepare our content for broadcast on our Canadian channels. There is a large pool of Canadian talent, and we are very selective in order to ensure that our programming meets the high standards established by XM.

        Accompanying the audio portion of the broadcast, the digital display of our radios indicates the channel name, number and category. It also can be adjusted to indicate the name of the song and artist, or the name of the talk show being aired. A personal stock ticker, sports ticker and clock are also displayed on certain radios.

        XM has announced that it will continue to implement its technology plan, which aims to reduce the cost of XM radios while increasing their functionality. We intend to leverage any cost reductions and technological innovations achieved by XM.

Other Offerings

        Our subscribers and Canadian Non-subscribers can now listen to a live stream of selected XM Canada channels over the internet via our XM Radio Online Service, located at http://listen.xmradio.ca. XM Radio Online is included as part of the basic subscriber package and a three-day complimentary trial is available to non-subscribers.

        We recently announced a partnership with TELUS to deliver select XM Canada channels to TELUS mobile phone users. As of June 30, 2006, TELUS had 4.7 million wireless subscribers. TELUS wireless subscribers can pick a package of 20 channels for a price of $15.00 or it is included on the "Spark Bundle" for $25.00.

Marketing

        Our marketing strategy is aimed at educating and building awareness and demand among potential subscribers in Canada of XM's SDARS as the leader in the new satellite radio category, with XM offering appealing features compared to traditional radio.

        Our commercial launch of XM's service in Canada has been and will continue to be supported by both traditional and non-traditional advertising programs including radio, print, outdoor and direct marketing and television, some of which may be co-branded (and potentially co-funded) with our distribution, programming and hardware manufacturer partners. We will focus on educating consumers about XM and satellite radio through hands-on experiences at sites such as retail outlets, automotive dealerships and various entertainment venues. We have and will continue to offer promotional programs geared to the consumer when the timing and opportunity is appropriate. These opportunities may include discounts on hardware pricing or multi-year subscription fees, or bundling XM with other related services. We also distribute sample programming and marketing materials at retail outlets, concert venues and on the Internet to generate consumer interest.

        We have allocated significant funds to GMCL to be utilized for mutually agreed upon advertising opportunities, dealer promotions, on-site activities, training and vehicle literature. Some examples of these co-branded opportunities include: direct mail and outbound call programs to new GMCL vehicle owners with information on how to subscribe to the XM service through us once the three-month trial period is complete; Canadian Auto Show presence; GMCL website representation; and various consumer promotions.

        We recently entered into a multi-year national agreement with Aeroplan to enable our listeners to earn Aeroplan Miles with their subscriptions. This agreement has a period of exclusivity.

Distribution

        We market our satellite radio service through several distribution channels including automotive manufacturers, national and regional electronics retailers, car audio dealers and mass retailers. During our commercial launch we focused on distribution of radios through retail distributors and automotive manufacturers to promote rapid market penetration.

Automobile OEMs

        We have multi-year distribution arrangements with several automobile OEMs, including GMCL, Honda Canada, Nissan Canada, Toyota Canada, Subaru Canada and Suzuki Canada. Together, these automobile manufacturers sell more than half of the 1.6 million new vehicles sold annually in Canada. As a result of these agreements, XM satellite radios are now available in more than 90 vehicle models for the 2007 model year. Similar to U.S. OEMs, most Canadian OEMs commence their model year during the summer, such that the 2007 model year started in the summer of 2006. Together with these automobile OEM partners, we generally offer a 3-month trial to all new purchasers of vehicles that are XM enabled. XM has indicated that its experience to date in the U.S. has been that approximately 52 out of 100 OEM trial customers connect to self-paying subscribers after the trial period.

        Under our exclusive 13 year agreement with GMCL, which became effective November 10, 2005 at least 90% of GMCL's vehicle lines for the 2007 model year and beyond must offer factory-installed XM radios. GMCL is the single largest seller of automobiles in Canada, selling approximately 450,000 vehicles in 2005 — over 235,000 more than its closest competitor. A summary of the key terms of our distribution agreement with GMCL is contained below under the heading "Business — GMCL Distribution Arrangement".

        Our exclusive multi-year agreement with Honda Canada provides that Honda will factory-install XM satellite radios in Honda and Acura models, starting this fall with all 2007 Acura MDX and TL models and expanding to a wider range of products for the 2008 model year. Part of the agreement includes an equity stake in our company. Honda Canada is the country's fifth largest automobile manufacturer, with sales of more than 150,000 vehicles in 2005.

        Our exclusive 10-year agreement with Nissan Canada includes the factory installation of satellite radios in 2008 model Nissan/Infiniti vehicles, including the top-selling Nissan Altima, and will eventually include a majority of Nissan/Infiniti's lineup. Nissan Canada also assumed an equity position in our Company as part of this agreement.

        We have a 5 year distribution agreement with Toyota Canada. Toyota is the fourth largest auto retailer in Canada with sales of over 175,000 vehicles. Toyota auto dealers have already begun installing XM satellite radio receivers in select Toyota/Lexus models.

        Suzuki Canada will factory-install satellite radios on the 2007 XL-7 JLX and dealer installation kits will be available for the 2007 Grand Vitara and SX4 models.

        Subaru Canada will commence factory installation in select 2007 model year cars.

National and Regional Consumer Electronics Retailers

        XM radios are available at national and regional consumer electronics retailers, such as Best Buy, Canadian Tire, Future Shop, The Source and other large national, regional and independent retailers that sell consumer electronics in Canada. These retailers represent over 2,800 stores in Canada. We develop in-store merchandising materials, including fully functional displays for several retailers, and train the sales forces of all major retailers.

Other Distribution Agreements

        We have established a multi-year distribution agreement with Pana-Pacific, a division of The Brix Group. Under the agreement, we will jointly market satellite radios and accessories through participating truck dealerships and truck outlets throughout Canada. In addition, Pana-Pacific will supply Delphi's new heavy duty integrated XM radios to truck manufacturers including Freightliner, Kenworth, International Truck and Engine, Mack, Peterbilt, Sterling, Volvo and Western Star.

        We have also entered into a multi-year distribution agreement with Harley Davidson Motorcycles.

The XM Radio System

Overview

        The XM radio system broadcasts satellite radio signals over Canada and the United States and their respective coastal waters using radio frequencies. These radio frequencies are within a range of frequencies called the S-Band. XM reports that its radio system is capable of providing high quality satellite services to XM radios in automobiles, trucks, recreation vehicles and pleasure craft, as well as to fixed or portable XM radios and personal portable devices. XM reports that the XM radio system uses a network consisting of high-power satellites in two orbital slots, an uplink facility, and ground-based repeaters in the U.S. primarily in dense urban areas to provide coverage where the satellite signal is obstructed.

Consumer Hardware

        Subscribers access our service through specialized satellite radios that may also receive traditional AM/FM channels. We launched our service with a focus on three XM radio categories. The XM2go radios were the first portable units available that receive the live satellite feeder that can be used in the home, in the car or on the go, and are currently available under the Delphi MyFi and Pioneer AirWare or inno™ brand names. The Pioneer inno™ also includes MP3 functionality. Second, Plug-n-Play radios allow subscribers to listen to XM radio in the car, or at home through their home stereo system or portable boom box. We currently market Delphi's SKYFi2 as well as the Delphi RoadyXT radios. New model Plug-n-Play radios are expected to be available at retailers for the 2006 holiday selling season. Finally, permanent in-car and home radios allow subscribers to upgrade their existing radios to include XM's service, and are supported by a variety of radio manufacturers including Alpine, Audiovox, Pioneer, Polk Audio, Sony, Yamaha and others. The initial cost of these radios to the consumer ranges from approximately $70 to $500, inclusive of rebates. XM radios are available in Canada at national consumer electronics retailers such as Best Buy, Canadian Tire, Future Shop, The Source and other large national, regional and independent retailers.

Advanced Satellite Radio Technology

        Since the introduction of the first XM radio in 2001, XM reports that there has been significant advancement in the selection and features of XM hardware. On August 9, 2005, XM unveiled the Delphi RoadyXT and Audiovox Xpress, the smallest satellite radios ever. In 2006, the Pioneer inno™ with MP3 capabilities, the next generation of XM2go portable satellite radio receivers, became available in many stores across Canada. A particularly innovative feature of the inno allows the user to "bookmark" songs heard on XM, connect the inno to a personal computer, and instantly purchase the songs from the XM + Napster online service. Additionally, at the 2006 Consumer Electronics Show in Las Vegas, XM introduced several new radios with increased functionality, including MP3 capability.

Terrestrial Repeaters

        The terrestrial repeater system that we have deployed in 16 major cities across Canada supplements the coverage of the XM satellites in Canada. In some areas, satellite signals may be subject to blockages from tall buildings and other obstructions. XM reports that due to the satellites' longitudinal separation, in most circumstances where reception is obscured from one satellite, XM radio's signal will still be available from another XM satellite. XM has indicated, however, that in some urban areas with a high concentration of tall buildings, line-of-sight obstructions to all satellites may be more frequent. Terrestrial repeaters are ground-based electronics equipment installed on rooftops or existing tower structures that receive the signal from one of the satellites, amplify it and retransmit it at a significantly higher signal strength to overcome any satellite signal obstruction. XM's network operating center monitors the terrestrial repeater network to ensure that the XM radio system is operating properly. We utilize XM's fault detection diagnostics systems to detect various system failures before they significantly impact our quality of service.

Satellite Network

        XM has reported that it transmits its radio signal throughout the U.S. and Canada from its two satellites XM-1 and XM-2, collocated in one of its two orbital slots, and its third satellite (XM-3), which was launched in February 2005, and was placed into XM's other orbital slot. On October 30, 2006, XM launched another satellite, XM-4, to replace the collocated XM-1 and XM-2 satellites, and plans to construct another satellite, XM-5, by the end of 2007 for use as a ground spare or to be available for launch in the event there is an early operations failure with XM-4.

Competition

        We face competition for both listeners and advertising dollars. In addition to pre-recorded music purchased for playing in cars, homes and using portable players, we compete most directly with the following providers of radio or other audio services:

        SIRIUS Canada.    Our direct competitor in satellite radio service is SIRIUS Canada, the only other CRTC licensee for satellite radio service in Canada. SIRIUS Canada is a joint venture between CBC-Radio Canada, Standard Broadcasting and SIRIUS, the second largest, by number of subscribers, satellite radio provider in the U.S. SIRIUS Canada launched its satellite radio service on December 1, 2005. SIRIUS Canada broadcasts channels and offers programming that we do not offer, and SIRIUS Canada's satellite radio service may be offered as an option on various Canadian car model brands, certain of which may not offer our service.

        CHUM.    CHUM, in conjunction with Astral Media Ltd., received CRTC approval to receive a broadcasting license at the same time that we and SIRIUS Canada received approvals for broadcasting licenses. CHUM's business plan is, however, different from our business plan, as CHUM's system would broadcast channels of audio programming via terrestrial transmission towers in the L-band. CHUM has applied to the CRTC to amend its license conditions to more closely match the conditions of our broadcasting license. Should it launch its service, we expect CHUM to become one of our competitors. Astral Media Ltd. has announced that it has agreed to provide certain content to SIRIUS.

        Traditional AM/FM Radio.    Our competition also includes traditional AM/FM radio. Unlike XM's SDARS, traditional AM/FM radio already has a well-established market for its services and generally offers free broadcast reception paid for by commercial advertising rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, such as detailed local traffic and weather reports. The AM/FM radio broadcasting industry is highly competitive. Radio stations compete for listeners and advertising revenues directly with other radio stations within their markets on the basis of a variety of factors, including program content, on-air talent, transmitter power, clarity or fidelity of sound, audience characteristics, local program acceptance, and the number and characteristics of other radio stations in the market.

        Internet Radio.    A number of Internet radio broadcasts provide listeners with radio programming from across the country and around the world. Although we believe that the current sound quality of Internet radio is below standard and may vary depending on factors that can distort or interrupt the broadcast, such as network traffic, we expect that improvements from higher bandwidths, faster modems and wider programming selection may make Internet radio a more significant competitor in the future. There are a number of Internet-based audio formats in existence or in development that could compete directly with XM's SDARS. For example, Internet users with the appropriate hardware and software can download sound files for free or for a nominal charge and play them from their personal computers or from specialized portable players or compact disc players. Music in the public MP3 audio standard is readily available and growing with sound files available on the websites of online music retailers, artists and record labels and through numerous file sharing software programs. These MP3 files can be played instantly, burned to a compact disc or stored in various portable players available to consumers.

        Recently, podcasting has become a popular method of publishing sound files to the Internet, allowing users to subscribe to a feed and receive new audio files automatically. Podcasting has enabled independent producers to create self-published, syndicated radio shows, and has given broadcast radio programs a new distribution channel.

        Although presently available formats have drawbacks such as hardware requirements and download bandwidth constraints, which we believe make XM radio a more attractive option to consumers, Internet-based audio formats may become increasingly competitive as quality improves and costs are reduced. In light of the increasing popularity of Internet radio, we have added XM Radio Online, an Internet based version of our service with increased channel selection, as a free service to our subscribers.

        MP3 Devices.    MP3 has become a popular format for saving and storing music files. Portable MP3 players have become equally commonplace, and are now mass-produced by a wide variety of electronics manufacturers, and have reduced in price significantly in recent years. MP3 players can store thousands of music files, and can play music in a high quality format to headphones or over speakers. Some recently introduced XM radio devices have the ability to store and play MP3 files.

        Cellphones.    Cellular telephones have increased in functionality over the past few years. Many cell phone providers offer personalized musical ring tones. Some providers also offer streaming music and video services. These streaming services are relatively new to Canadian consumers. We recently announced a partnership with TELUS to deliver select XM Canada channels to TELUS mobile phone users. As of June 30, 2006, TELUS had 4.7 million wireless subscribers. TELUS wireless subscribers can pick a package of 20 channels for a price of $15.00 or it is included on the "Spark Bundle" for $25.00.

        Direct Broadcast Satellite and Cable Audio.    A number of companies provide specialized audio service through either direct broadcast satellite or cable audio systems. These services are targeted to fixed locations, mostly in-home. The radio service offered by direct broadcast satellite and cable audio is often included as part of a package of digital services with video service, and video customers therefore generally do not pay an additional monthly charge for the audio service. In addition, cable audio systems typically offer a limited number of channels with little to no live content and a high level of repetitive program content, however, this could change.

Recent Developments

        We launched our service on November 22, 2005. On January 5, 2006 we announced that we projected to end our August 31, 2006 fiscal year with at least 75,000 subscribers. As of our ninth full month of operation and the completion of our first fiscal year, we achieved 120,000 subscribers. On October 4, 2006, XM announced that it is on pace with its guidance of 7.7 million to 8.2 million subscribers in the U.S. by the end of 2006 based on new products, its content line-up and growth in the factory-installed new car market.

Operational Agreements

XM License Agreement

        We and CSR Inc. have entered into a license agreement with XM (the "License Agreement"). The following is a summary of certain material terms of the License Agreement, and is not intended to be complete. Reference is made to the License Agreement for the full text of its provisions. See "Material Contracts."

  Overview

        The License Agreement gives us an exclusive, non-transferable right and license, on the terms set forth in the License Agreement: (i) to offer and provide to subscribers in Canada at least 72 programming channels, as selected mutually by XM and us, that are offered by XM as part of its basic services in the U.S., in combination with the XM Canada Channels (as defined below), (ii) to offer and provide to subscribers in Canada certain premium channels, as selected mutually by XM and us, that are offered by XM as part of its premium services in the U.S., as applicable, (iii) to sell subscriptions in Canada to our basic Canadian services and, as applicable, our premium Canadian services, and (iv) to retransmit the signal received within Canada from XM's satellites through our terrestrial repeater network.

        Under the License Agreement, we and XM have agreed that we and they will work together to develop and implement commercially reasonable methods to minimize the number of Canadian gray market subscribers who subscribe to XM's satellite radio service.

  Term

        The License Agreement, which became effective November 17, 2005, has an initial term of 10 years. We may, at our option to be exercised at least one year prior to the termination of the initial term, extend the License Agreement for a further five years, provided that: (i) CSR Inc.'s broadcasting license from the CRTC has been renewed at the end of the current CRTC license term without any adverse modification (as described below); and (ii) we are not at such time in breach of any provision of the License Agreement and have not failed to cure any breach of a provision of the License Agreement in accordance with its terms.

        If CSR Inc.'s license from the CRTC is renewed at the end of its current term, but as part of such renewal is modified by the CRTC in a material manner, including without limitation any manner that adversely affects our ability or the ability of XM to carry out the arrangements made under the License Agreement, or that increases the Canadian content requirements or imposes additional conditions of license beyond those specified in CSR Inc.'s current CRTC license (as amended to reflect the September 7, 2005 application to the CRTC submitted by CSR Inc.) that, in XM's reasonable determination, make it technically less feasible or economically less attractive in any significant respect to perform under the License Agreement, then such modification will be an "adverse modification," and in such event we shall not have the right to automatically extend the License Agreement. If there is such an adverse modification, then under the terms of the License Agreement we and XM have agreed to negotiate in good faith whether to extend the term of the License Agreement.

  Fees

        In consideration for the license granted to us by XM, we must, among other charges, pay a monthly fee to XM equal to 15% of all subscriber fees earned by us in such month in respect of our basic service, and 50% of the net revenues earned by us in such month in respect of our premium service (if any), in each case as determined in accordance with GAAP, consistently applied. If in any month we are, on a per subscriber basis, based on the number of cumulative activations and deactivations, and less any short-term promotional subscribers, providing our basic service for less than 70% of the amount that XM charges its subscribers for our basic services (as converted into Canadian dollars based on the average exchange rate for such month), then for such month we must pay our ongoing subscriber fee as if we had received 70% of the amount charged by XM for its basic services in such month. The monthly basic and premium fees must be paid by us on a monthly basis in arrears, with payment for each month to be due by the tenth business day of the following month.

        Under the License Agreement, we must pay XM an activation charge each time XM activates a subscriber's radio identification at our request.

        All payments that must be made by us under the License Agreement must be made without any deduction for taxes. To the extent that we are required to withhold any amount in respect of taxes, other than net income or capital taxes, then we must pay such additional amounts as are necessary to ensure that XM receives a net amount equal to the full amount which it would have received had payment not been made subject to such tax.

  Channel Determination and Content Costs

        We and XM will mutually select the XM SDARS channels that will form part of the basic services and premium services (if any) to be offered by us. XM has the right to determine the format, nature, content and quality of the channels chosen by XM and us. The parties have agreed, however, that approximately 50 of the 72 XM SDARS channels will be music channels.

        Under the License Agreement, XM has sole responsibility for maintaining relationships and negotiating agreements with third party programming providers to acquire Canadian distribution rights for the XM SDARS channels to be broadcast in Canada as part of our basic and premium services. We must reimburse XM for costs relating to such Canadian distribution rights.

        We are responsible for all costs and expenses incurred to obtain, maintain, and report on all Canadian performance rights for the XM SDARS, including required payments for the XM SDARS channels to be broadcast to Canadian subscribers as part of our basic and premium services.

  Subscriber Activation and Deactivation

        XM, from time to time, activates and deactivates subscribers to our basic service upon our request. XM has agreed that it will process activation and deactivation requests consistent with the level of effort and with the timing that XM uses for its own subscribers. XM will not, however, have any liability to us for failures to activate or deactivate subscribers within any specified period.

  Third Party Relationships

        Under the License Agreement, we have primary responsibility, in consultation with XM, for maintaining relationships and negotiating distribution agreements for Canada with U.S. based retailers that sell XM's satellite radio services within the U.S. and that have retail operations in Canada, as well as for U.S. based airlines, hotels, cable companies and similar entities that wish to incorporate XM's satellite radio services within the services offered by such entities to their patrons or customers in Canada. Before entering into such relationships, however, we and XM must discuss the commission, revenue share or other payment to be paid to each such retailer for generating any new subscribers.

        The License Agreement provides that we will, upon XM's written instructions, authorize one or more automobile manufacturer, radio manufacturer and other OEM to distribute our services within Canada. XM will have primary responsibility for maintaining relationships and negotiating distribution agreements for Canada with such third parties, and we will have primary responsibility for negotiating joint or co-marketing arrangements with such third parties in consultation with XM. Prior to authorizing any such third party to distribute our services, we and XM must mutually agree with respect to the revenue share or other payment to be paid to each such third party for generating any new subscribers, such payments to be set by reference to then-prevailing market practices with respect to sales of similar types of services and to the payments paid by XM with respect to sales of its satellite radio services within the U.S.

        We have agreed that with respect to common relationships that we will have with XM and with radio manufacturers, retail distributors, strategic marketing entities, technology providers and others, we will cooperate and coordinate with XM to the extent and in the manner reasonably requested by XM to enable XM to maintain a successful relationship with such person or entity for the benefit of both our and XM's service, and to coordinate the terms and conditions for our services with those of XM's service so as to obtain volume discounts and consistent arrangements for particular technologies, joint advertising and marketing, and the like.

  Restrictions

        The License Agreement provides that our license is subject to certain restrictions, including the following:

  (a)
  we may only offer our basic service package in its entirety to our subscribers, and may only offer premium services to customers who are subscribers to our basic service;

  (b)
  we may not, without XM's prior written consent, deliver our basic or premium services via any method of transmission (such as terrestrial or wireless transmission, via the Internet or otherwise) other than as transmitted by XM's satellites or as rebroadcast through our terrestrial repeater network;

  (c)
  we may not provide satellite radio services or digital terrestrial radio services in Canada by means of any other satellite radio or other transmission system without the prior written consent of XM; and

  (d)
  we must offer our services on a Canada-wide basis, within the coverage of the XM satellites and our terrestrial repeater network.

  XM Representations, Warranties and Covenants

        Under the License Agreement, XM represents, warrants and covenants to us that:

  (a)
  XM owns or has sufficient rights in and to its satellites, its satellite transmission spectrum and the associated regulatory licenses, permits and regulatory approvals needed to operate its satellites in order to grant the license under the License Agreement;

  (b)
  XM has the full power and authority and has obtained all necessary rights and/or permissions to grant the license contemplated by the License Agreement, including without limitation all necessary rights from talent or other third parties in order to grant us the license to use the XM SDARS channels to be broadcast in Canada as part of our basic and premium services, and advertising included therein;

  (c)
  XM will use reasonable commercial efforts to make the XM SDARS channels to be broadcast in Canada as part of our basic and premium services, as well as the XM Canada Channels, available to us for distribution to our subscribers via broadcast over XM's satellites throughout the footprint of XM's satellites within Canada twenty-four hours a day, seven days a week, provided that XM shall have no obligations or liability with respect to any satellite or other failures that cause the services to be unavailable within Canada for any period; and

  (d)
  XM will use reasonable commercial efforts to make the signal quality and strength for the XM SDARS channels to be broadcast in Canada as part of our basic and premium services, as well as the XM Canada Channels, transmitted between XM's satellites and the ground of high quality throughout the coverage beam of such satellites within Canada 24 hours a day, seven days a week.

        XM has also agreed that if at any time there is a disruption in the satellite transmission of our services in the Canadian footprint of XM's satellites for a period of greater than five minutes as a result of an error, problem or failure with or originating with XM's satellites or XM's satellite network system (and not our terrestrial repeater network), XM will keep us advised of XM's efforts to resolve such service disruption.

        XM has agreed to indemnify and hold us harmless from any and all loss, liability, cost, damages and expenses suffered, including reasonable legal fees and expenses, with respect to any third party claim based on (i) any breach or violation by XM or any of its agents of any of its obligations contained in the License Agreement, or (ii) any negligence or willful misconduct by XM in connection with the License Agreement that results in personal injury, death or tangible property damage. There is no indemnity for any loss of XM service, other than as a result of negligence or willful misconduct.

  Termination

        XM may, in its sole discretion, terminate the License Agreement by written notice to us in the event that:

  (a)
  we materially breach the License Agreement, other than a payment breach, and such breach, if capable of being remedied, is not remedied within 60 days after we receive from XM a written notice identifying the breach and requiring it to be remedied or longer if the nature of the cure requires longer, provided we are diligently pursuing the cure;

  (b)
  we fail to pay any material amount payable under the License Agreement when due and such failure is not remedied within 30 days after we receive from XM a written notice identifying the failure and requiring it to be remedied, unless we have, in good faith, disputed in writing to XM the obligation to pay such amount and deposited the amount specified in such notice in escrow, and such dispute has not been finally resolved;

  (c)
  any of the Programming Agreement, Technical Services Agreement or Trademark License Agreement expire or are terminated for any reason (other than material default by XM or expiration in accordance with its terms after performance by us has been completed), or we materially breach our share issuance agreement with XM or the Shareholders Agreement;

  (d)
  we fail to obtain distribution rights as needed to meet our XM Canada Channel commitments by the date that our service is launched, or subsequent to that date during the term of the License Agreement, and such failure is not remedied within 60 days (120 days in the case of a failure to meet such commitments by the date that our service is launched) after we receive from XM a written notice identifying such failure and requiring it to be remedied;

  (e)
  we fail to capture and maintain during the one year period commencing on the later to occur of the second anniversary of the date of the License Agreement and the OEM Condition Date (being the first date on which we with the assistance of XM have entered into, have been offered the opportunity to enter into or are a party to agreements with automobile manufacturers with an aggregate 33% market share in Canada for the installation of satellite radios in automobiles) and each subsequent one year period during the term of the License Agreement (each, a "Contract Year"), on average during such Contract Year, at least: (i) the specified percentage of actual SDARS subscribers within Canada, which percentage will vary depending upon the number of subscription radio providers within Canada, or (ii) if less, 15 percentage points less than the percentage of actual SDARS subscribers within the U.S. held by XM on average during such Contract Year, provided, however, that with respect to the first (and only the first) time we fail to meet the applicable subscriber requirements, we shall have a period of one Contract Year to seek to cure such default, and if during the immediately succeeding Contract Year our subscribers exceed the applicable threshold in this paragraph, XM shall not have the right to terminate for the prior failure;

  (f)
  we undergo a change of control, which shall mean either of: (i) CSR Investments holding or beneficially owning less than 15% of our voting shares or equity; (ii) Us owning less than 100% of the equity of CSR Inc.; or (iii) John I. Bitove holding, directly or indirectly, less than 50.01% of the voting rights or less than the lower of: (x) 33 1/3% of the equity of CSR Investments, or (y) 50% of the number of shares of CSR Investments currently held by John I. Bitove;

  (g)
  XM is no longer transmitting its SDARS channels within Canada due to (i) loss or damage (including natural end of life) or technical problems with respect to XM's satellites or any other element of XM's satellite network system (including space and/or ground segments) reasonably needed to make such transmissions, (ii) loss of applicable governmental licenses or other required regulatory approvals needed for XM to continue operating its satellite network system and/or to continue transmitting within Canada, or (iii) a decision by XM to discontinue, in whole or in substantial part, offering SDARS;

  (h)
  any CRTC or Industry Canada license, or any portion thereof, that is required for us to provide our services within Canada expires or is terminated, or is challenged and overturned by the Governor in Council or the Federal Court of Canada or any other governmental or regulatory authority with jurisdiction over such matters, or is modified by the CRTC or Industry Canada in any material manner, including without limitation any manner that adversely affects our or XM's ability to carry out the arrangements made under the License Agreement, or that increases the Canadian content requirements or imposes additional conditions of license beyond those specified in the license award received by CSR Inc. from the CRTC in June 2005 (as modified to reflect the September 7, 2005 application to the CRTC submitted by CSR Inc. to the extent such application is approved by the CRTC) that, in XM's reasonable determination, makes it technically less feasible or economically less attractive in any significant respect to perform under the License Agreement, provided that before terminating under this paragraph following such a modification, XM must seek to conduct good faith negotiations with us to address any such modification that primarily has economic consequences with appropriate changes to the License Agreement;

  (i)
  our business operations are curtailed by decisions or rulings under applicable law in Canada and in consequence we cease carrying on or are compelled to discontinue all or substantially all of our business in Canada within a period of sixty (60) days or less; or

  (j)
  we have filed a petition in or have been assigned into bankruptcy or become an insolvent person within the meaning of any applicable bankruptcy or insolvency legislation, or make any assignment for the benefit of creditors or make any arrangements or otherwise become subject to any proceedings under applicable bankruptcy laws or insolvency laws with a trustee, or receiver appointed in respect of a substantial portion of our property, or in the event we liquidate or wind up our daily operations for any reason whatsoever.

  Other Services

        Under the License Agreement XM has agreed that it shall not license any other person or entity to provide XM's satellite radio services in Canada, or provide Canada-focused marketing or promotion of XM's satellite radio services, without our prior written consent. We and XM have also agreed that we shall have a right of first refusal with respect to any new non-SDARS introduced by XM in Canada.

XM Programming Agreement

        We have entered into a programming agreement with XM (the "Programming Agreement"). The following is a summary of certain material terms of the Programming Agreement, and is not intended to be complete. Reference is made to the Programming Agreement for the full text of its provisions.

        Under the Programming Agreement, we must, at our own expense, develop, produce, deliver and license certain programs to be distributed by XM over audio channels in its satellite system and terrestrial repeater network (the "XM Canada Channels") in the satellite footprint and over the Internet. So long as we remain in compliance with the Programming Agreement and the License Agreement, XM will carry the XM Canada Channels as part of its SDARS service made available to subscribers in both the U.S. and Canada. We will not receive a fee or other payment for the broadcast of the XM Canada Channels to XM subscribers.

        We maintain creative control with respect to the XM Canada Channels. We have agreed to consult with XM regarding general creative direction, concerns and issues in connection with the nature, subject and production of the XM Canada Channels. Any name branding of the programs on the XM Canada Channels and the XM Canada Channels themselves and any related slogans ("Channel Brand Names") will be subject to approval by XM, not to be unreasonably withheld. We will have the rights to the Channel Brand Names with respect to Canada and XM will have the rights to the Channel Brand Names with respect to all areas outside of Canada. We and XM have licensed the Channel Brand Names to each other under the Trademark License Agreement.

        We are entitled to retain substantially all advertising revenues collected on the XM Canada Channels. In selling advertisements, we have agreed to comply with certain XM and CRTC policies regarding the amount of advertising that can be included in each broadcast hour on non-music channels and will not include any advertisements on any music-oriented XM Canada Channel. In addition, advertising included on the XM Canada Channels may not be used to (i) advertise or promote goods or services that are intended to be used or consumed primarily in the U.S., its territories or possessions without coordinating with XM in advance and obtaining XM's approval to do so, or (ii) advertise or promote other satellite radio broadcasters, or goods or services that could reasonably be deemed detrimental to the image of our services or XM. We are, however, entitled to place U.S. focused advertisements relating to the National Hockey League Talk Channel (Home Ice) without the consent or approval of XM.

        The Programming Agreement has the same term as the License Agreement, and will automatically be extended if the License Agreement is extended. Either party may terminate the Programming Agreement upon written notice to the other in the event that the defaulting party has materially breached its obligations under the Programming Agreement and such breach has not been cured within 60 days after written notice thereof is given by the other party. In addition, the Programming Agreement will terminate if the License Agreement terminates.

        Under the Programming Agreement, we and XM have agreed to indemnify each other for any losses or damages relating to the development, production or supply of their respective programming and the content of such programming.

Other Agreements

        We and XM have also entered into a: (i) repeater purchase agreement (the "Repeater Purchase Agreement"); (ii) technical services agreement (the "Technical Services Agreement"); and (iii) trademark license agreement (the "Trademark License Agreement"). The following are summaries of certain material terms of these agreements, and are not intended to be complete.

  Repeater Purchase Agreement

        A total of 60 standard and 18 high power terrestrial repeaters have already been delivered by XM.

        The Repeater Purchase Agreement provides that we may at our option purchase additional terrestrial repeaters from XM from time to time, provided that XM has terrestrial repeaters in inventory available for sale. The agreement is not exclusive, and we are not precluded from ordering repeaters from alternative sources (subject to XM's technical approval) if XM does not have sufficient quantities available or if widespread defects in repeater quality are encountered. Any terrestrial repeaters delivered by XM under the Repeater Purchase Agreement are delivered "as is" and without warranty and will be deemed to be finally accepted by us if we have failed to notify XM of any material defects in the terrestrial repeaters within the earlier of (i) 60 business days following the date of delivery or (ii) ten business days after completion of the installation and testing of the applicable terrestrial repeaters.

        The Repeater Purchase Agreement will be in effect until the earlier of the second anniversary of the date of the agreement and the date that XM notifies us that its inventory of terrestrial repeaters available to be sold to us has been exhausted.

  Technical Services Agreement

        Under the Technical Services Agreement, XM has agreed that it will from time to time provide design, engineering, support and technical services for our terrestrial repeater system, as well as information technology and broadcast operations. In consideration for these services, we have agreed to pay a monthly fee, initially set at US$100,000 from September 2005 to December 2005. The rate decreased to US$50,000 in January 2006 and to US$28,000 in April 2006. The current rate of US$28,000 will continue until December 31, 2006. The parties will then re-evaluate whether a different monthly rate should apply.

        In addition to the general services contemplated by the Technical Service Agreement, we may request from time to time that XM provide services for specific projects not included in the monthly services. These project requests will be subject to a specific work order made by us to XM and will become binding upon acceptance of the specific work order by XM. In connection with any such projects, we will pay XM based on a time and materials basis at hourly rates as agreed between the parties.

  Trademark License Agreement

        Under the Trademark License Agreement, each of XM and we have granted a non-transferable license to use within the XM satellite footprint our and XM's respective trademarks to the other party in association with our and XM's respective SDARS. In addition to granting a license to our and XM's respective trademarks, each of XM and we have also granted each other a non-transferable license to use any trade name, service mark, logo, design, domain name or business name derived from our and XM's respective trademarks.

        The Trademark License Agreement has the same term as the License Agreement, and will automatically be extended if the License Agreement is extended.

GMCL Distribution Arrangement

        CSR Inc., XM and GMCL have entered into an exclusive distribution arrangement (the "GM Distribution Arrangement"). The following is a summary of certain material terms of the GM Distribution Arrangement, and is not intended to be complete.

        Under the GM Distribution Arrangement, GMCL will exclusively distribute XM radios configured for Canadian satellite radio subscription services, and will install these radios in certain specified General Motors branded Canadian vehicles and market our satellite radio service in Canada. GMCL will use commercially reasonable efforts to have all purchasers of enabled General Motors vehicles subscribe to our satellite radio service. The GM Distribution Arrangement has a term of 13 years from November 10, 2005, the effective date of the agreement.

        Under the GM Distribution Arrangement, GMCL must use commercially reasonable efforts to make XM radios configured for Canadian satellite radio subscription services available as a factory-installed option in at least ninety percent (90%) of its vehicle lines in the with the 2007 model year.

        The GM Distribution Arrangement provides for the payment of a number of specific fees by us to GMCL, including a revenue share and an incentive payment, all as described below. For the first three years of the term of the GM Distribution Arrangement following the launch of our service, all payments have been waived by GMCL with the exception of the activation portion of the incentive payment. If we breach any of our material obligations under the GM Distribution Arrangement and fail to cure such breach in accordance with the terms thereof, however, then we must pay to GMCL any amounts that were otherwise waived by GMCL.

        The GM Distribution Arrangement authorizes GMCL to offer incentives to induce new vehicle purchasers to subscribe to our satellite radio service. As part of this incentive, GMCL is authorized to offer such purchasers three months of free trial service. Under this promotional program, GMCL will pay us our regular subscription fee for the second and third months of this trial service. We expect that the amounts owing by GMCL to us in respect of the second and third months of this trial service will be approximately equal to the amount owing by us to GMCL in respect of the activation portion of the incentive payment.

        Under the GM Distribution Arrangement, we have agreed that we will pay GMCL an incentive payment for each purchaser of a new General Motors vehicle that is installed with an XM radio who becomes a subscriber to our satellite radio service within 12 months of the purchase of such vehicle. This incentive payment will consist of an activation charge, which is payable within 30 days after the purchase of a new General Motors vehicle that includes an activated XM Canada radio, and a loyalty payment, which is payable after a purchaser has been a subscriber for three months. The loyalty payment has been waived for the first three years of the term of the GM Distribution Arrangement following the launch of our service. We have also agreed to pay GMCL a revenue share based on the revenue billed to GMCL subscribers by us for our basic satellite radio services. This revenue share will resume after the initial three year waiver period, including in respect of purchasers who became subscribers during the waiver period but who remain subscribers following the waiver period. As an additional incentive, we have agreed to pay GMCL a one-time lump sum amount if, at the end of the third year of the term, there are a specified number of GMCL/XM Canada subscribers.

        The GM Distribution Arrangement also requires us to allocate to GMCL certain amounts for market support funds, which are to be utilized for mutually agreed marketing efforts.

        The GM Distribution Arrangement provides that any commercial arrangements between us and any other vehicle manufacturer will be no more favorable than the terms provided by us to GMCL, including, but not limited to, on a timing of payment basis.

        Each party may terminate the GM Distribution Arrangement upon 60 days prior written notice in the event of a breach by the other party of any of its material obligations under the GM Distribution Arrangement that is not cured within such period. Each of GMCL and we shall also have the right to renegotiate certain terms of the GM Distribution Arrangement, or to be excused from certain obligations under the GM Distribution Arrangement, in certain circumstances and on the occurrence of certain events, including our failure to satisfy certain financing conditions or the occurrence of a force majeure event. In addition:

  (a)
  provided that GMCL has used commercially reasonable efforts to install radios in General Motors vehicles and market our services in Canada, GMCL may be relieved of its exclusivity obligations under the GM Distribution Arrangement if, four years following initial launch of our satellite radio services, or for any twelve month period thereafter, and subject to a three-month cure period, our share of mobile aftermarket SDARS subscribers in Canada is less than a specified percentage, based on the number of mobile aftermarket SDARS providers in Canada;

  (b)
  we may trigger a renegotiation of the GM Distribution Arrangement if GMCL elects to install interoperable radios in the absence of a regulatory requirement; and

  (c)
  provided we maintain a high quality, cost-competitive full channel service to our subscribers, we may trigger a renegotiation (with commercially reasonable efforts to conclude a deal) of the GM Distribution Arrangement five years following launch of our full Canadian service if, at that time, the cumulative total number of our satellite radio enabled General Motors vehicles sold or leased by GMCL is less than a prescribed amount.

        Under the GM Distribution Arrangement we and XM have agreed not to directly or indirectly market, promote or endorse any company that distributes radio hardware of any description on an after-market basis to GMCL's authorized motor vehicle dealers without the prior written consent of GMCL.

Regulatory Matters

        CRTC License.    On June 16, 2005, the CRTC approved the application of CSR Inc. for a broadcasting license to offer satellite radio services across Canada subject to certain conditions set out below. On February 10, 2006, the CRTC approved amendments to CSR Inc.'s license, as outlined below.

        In its approval, the CRTC stated that a broadcasting license would be granted to CSR Inc. only when certain conditions had been fulfilled, including CRTC's approval of the operating agreements between XM and us. On November 21, 2005, the CRTC advised us that it was satisfied that the conditions to the grant of our broadcasting license were fulfilled, and that the license would therefore be issued when: (i) the Department of Industry notified the CRTC that its technical requirements had been met, and (ii) we confirmed to the CRTC that we were prepared to commence operations. The Department of Industry notified the CRTC that its technical requirements had been met on November 22, 2005. Similarly, on November 22, 2005, we confirmed to the CRTC that we were prepared to commence operations. As a result of the satisfaction of these conditions, we have fulfilled all regulatory conditions to launch, and we have been authorized to launch our service.

        The satellite radio services offered by us are, inter alia, subject to the following conditions:

  •
  CSR Inc. is required to distribute a minimum of eight original Canadian produced channels, four of which must be French language original Canadian produced channels.

  •
  CSR Inc. must distribute one Canadian produced channel for every nine non-Canadian produced channels to be provided by XM, and at no time shall a subscriber be able to receive a package of channels that contains less than 10% of Canadian produced channels.

  •
  A minimum of 85% of the total music selections broadcast in any given week on the Canadian-produced channels is required to be Canadian content.

  •
  A minimum of 85% of the total spoken word programming broadcast on all Canadian-produced channels in any given week is required to be Canadian spoken word programming.

  •
  On each of the four French-language Canadian produced channels, a minimum of 65% of its vocal musical selections must be French language musical selections.

  •
  Between 6:00 am and midnight each week, each Canadian produced music channel is required to contain a minimum of 25% of new Canadian musical selections by artists who have not had a musical selection that has reached a position on one or more of the charts identified by the CRTC from time to time.

  •
  CSR Inc. will be required to contribute a minimum of 5% of its gross revenues in each broadcast year to eligible third parties directly associated with the development of Canadian musical and other artistic talent, or to other initiatives approved by the CRTC for the purpose of Canadian talent development, half of this amount is to be allocated to Canadian French language talent and half to Canadian English language talent.

  •
  CSR Inc. is not permitted to broadcast any original local programming on a Canadian produced channel.

  •
  No more than six minutes of national commercial messages are permitted to be broadcast on the Canadian content channels during any hour and no local advertising is permitted.

  •
  CSR Inc. is required to comply with applicable requirements of the Radio Regulations, 1986 promulgated under the Broadcasting Act (Canada), the Canadian Association of Broadcasters, Sex-Role Portrayal Code for Television and Radio Programming and its Broadcast Code for Advertising to Children.

  •
  CSR Inc. is required to submit statements of account, certain reports and self-assessments to the CRTC as required by the CRTC.

        The term of the broadcasting license is six years and the license must be renewed prior to August 31, 2011. The broadcasting license does not specifically set out the parameters of spectrum assignment and related issues, however, Industry Canada and the Department of Canadian Heritage have provided some guidance in this respect as well as in respect of repeater licensing requirements.

        Amendments to CRTC Broadcast License.    On February 10, 2006, the CRTC approved CSR Inc.'s application to amend its CRTC broadcasting license to allow it to continue to distribute a minimum of eight original Canadian produced channels, four of which are in the French language and four in the English language. In that application CSR Inc. proposed adding two more Canadian channels, for a total of ten, provided that certain conditions are satisfied relating to technology and to CSR Inc.'s subscription base. During the fiscal year ended August 31, 2006, we added two original Canadian produced channels to our programming lineup.

        On March 24th, 2006, CSR Inc. submitted an application to the CRTC requesting the amendment of its conditions of license. The requested amendment would allow for the carry over of a credit into subsequent broadcast years for contributions to the development of Canadian talent in excess of the prescribed amount.

        Foreign Ownership Restrictions.    We own all of the outstanding shares of CSR Inc., which holds the CRTC broadcast license under the Broadcasting Act (Canada). The Governor General in Council (i.e., the cabinet of the Canadian federal government) has, pursuant to its authority under the Broadcasting Act (Canada), issued a direction setting out the legal requirements relating to Canadian ownership and control of broadcasting undertakings entitled the Direction to the CRTC (Ineligibility of Non-Canadians) (the "Direction"). Under the Direction, non-Canadians are only permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a parent company which has a subsidiary operating company licensed under the Broadcasting Act (Canada). In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled, directly or indirectly, by non-Canadians. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of the operating company must be Canadian. In addition, where the parent company is less than 80% Canadian-owned, the parent company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company. There are no restrictions on the number of non-voting shares that may be held by the non-Canadians at either the parent company or licensee operating company level. Under all circumstances, the licensee must not be controlled by non-Canadians. The CRTC, however, retains the discretion under the Direction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

        Spectrum.    In August 1998, the governments of both the U.S. and Canada signed a spectrum coordination agreement with respect to broadcasts in the 2320-2345 MHz bands. In essence, this agreement was an acknowledgement by the Canadian government that U.S. SDARS services would be broadcasting across North America in that spectrum, and that in the future, existing Canadian Mobile Aeronautical Telemetry Services, or MATS, could not claim protection from SDARS interference. As such, Canada put a moratorium on usage of the SDARS bandwidth within Canada.

        Since our approval to broadcast has been granted by the CRTC, the relevant portion of SDARS bandwidth used by XM in the U.S. has been authorized for our usage in Canada.

        U.S. SDARS Operators.    Industry Canada mandated that we coordinate with U.S. SDARS operators at all border sites where broadcast power is over a prescribed minimum level. As our repeater deployment was performed in conjunction with staff at XM, this did not result in any material issues.

        Wireless Communication Services Operators.    Industry Canada has auctioned off the Wireless Communications Services, or WCS, spectrum bordering 2320-2345 MHz to various telecom enterprises. These auctions were conducted under a series of policy statements highlighting the possible future existence of terrestrial repeaters, and the operating parameters of such as described above. As such, on September 21, 2004 Industry Canada issued the following policy statement, in the form of a letter written to the CRTC by the Director Broadcasting, Multi Media Planning and Technical Policy, Industry Canada:

  •
  SDARS terrestrial repeaters deployed during the initial phase application of implementation, i.e., the existing application to the CRTC, for the purpose of augmenting the satellite coverage within the core urban areas which meet the requirements for technical certification will not need to coordinate further with WCS operators. In all other cases SDARS terrestrial transmitters exceeding a maximum EIRP of 50 Watts (17 dBW) will need to seek an arrangement with the WCS operator licensed to operate within the coverage area of the SDARS terrestrial repeater. Written confirmation shall be provided to the Department. This power level for exemption is under review.

        We do not see this as a concern as repeaters are typically not required outside urban areas.

        Fixed Service (FS) Operators.    Industry Canada requires us to reach a working arrangement with incumbent FS operators within the 2320-2345 MHz band whose stations are within 300 km of a terrestrial repeater transmitter site. These include the MATS services described above. We do not see this as a significant concern as there are currently a small number of these operators and the band has all been vacated in the wake of strong interference from the SDARS operators. Furthermore, very few FS operators have become established in urban areas.

  System Technology

        We have not and will not acquire any intellectual property rights in the satellites. We do not own the design of XM's system, including aspects of the technology used in communicating from the satellites and certain aspects of the design of, and features that may be used in, XM radios.

The XM Trademark

        XM has registered the trademark "XM" and "XM Canada," as well as the "XM" logo and certain XM slogans with the Trademarks Branch of the Canadian Intellectual Property Office. We have an exclusive license from XM to use these trademarks in Canada in connection with satellite radio service.

        We are in the process of registering the titles of our Canadian content channels, as applicable, as trademarks in Canada.

Personnel

        As of October 31, 2006, we had 107 full-time equivalent employees, which included 5 members of senior management and 102 employees working in Finance, Human Resources, Sales & Marketing, Programming, Infrastructure and IT. This is an increase of 22 full-time equivalent employees since February 28, 2006, the disclosure date with respect to our exchange offer of senior notes. We have also engaged Accenture Inc. to design, build, and deploy a subscriber management system that includes billing, customer care, supply chain, subscriber management and radio provisioning systems. In addition, we rely upon a number of consultants and other advisors. The extent and timing of any increase in staffing will depend on the availability of qualified personnel and other developments in our business. None of our employees are represented by a labor union, and we believe that our relationship with our employees is good.

Legal Matters

        We are not aware of any litigation outstanding, threatened or pending as of the date hereof by or against us or relating to our business, which would be material to our financial condition or results of operations.

C.    ORGANIZATIONAL STRUCTURE

        We operate our business through our wholly-owned subsidiary, Canadian Satellite Radio Inc., a corporation incorporated under the Canada Business Corporations Act (Ontario) on July 6, 2002 as 600455 Canada Inc. It changed its name to "Canadian Satellite Radio Inc." by articles of amendment filed on July 7, 2003.

D.    PROPERTY, PLANTS AND EQUIPMENT

        Our corporate office is located in leased space at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

        We also lease a broadcast studio at 175 Avenue Road, Toronto, Ontario, M5R 2J2; and office space and broadcast studios at 451 de L'Eglise, 3rd Floor, Verdun, Quebec, H4G 2M6, as well as at 432 de L'Eglise, Verdun, Quebec, H4G 2M6.

        We have 60 terrestrial repeaters located across Canada on properties we lease from various parties.

Item 4A. — Unresolved Staff Comments

        None.

Item 5. — Operating and Financial Review and Prospects

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following management's discussion and analysis of the financial condition and results of operations of Canadian Satellite Radio Holdings Inc. (the "Company") has been prepared as of November 15, 2006 at which time 20,482,289 Class A Subordinate Voting shares are outstanding, and 81,428,133 Class B Voting shares are outstanding. The discussion and analysis should be read in conjunction with our audited Consolidated Financial Statements and Notes included herewith. The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and expressed in Canadian dollars.

        This discussion contains certain information that may constitute forward-looking statements within the meaning of securities laws. These statements relate to future events or future performance and reflect management's expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company on a consolidated basis. In some cases, forward-looking statements can be identified by terminology such as "may", "would", "could", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "continue", "seek" or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company's objectives, plans and goals, including future operating results, economic performance and subscriber recruitment efforts involve forward-looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. Although the forward-looking statements contained in this discussion are based on what management of the Company considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. The Company does not intend and does not assume any obligation, to update or revise any forward-looking statements to reflect new information, future events or otherwise. These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations. These include but are not limited to the risk factors included in our Annual Report in Form 20-F ("Form 20-F") for the fiscal year ended August 31, 2006, which is incorporated by reference into this MD&A. Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company's business.

1.0   Overview

1.1   Our Business

        We, through our wholly-owned subsidiary, Canadian Satellite Radio Inc. (CSR Inc.), are the exclusive licensed provider of XM satellite digital audio radio services, or SDARS, in Canada. We launched the first SDARS in Canada on November 22, 2005. Our service leverages XM's existing satellite network and technology, its brand and distribution relationships and significant operational know-how. Through XM, we offer up to 100 channels, which include commercial-free music as well as news, talk, sports and children's programming, and ten Canadian channels designed and developed from studios in Toronto, Montréal and Québec City, for an initial base subscription fee of $14.99 per month.

        On December 12, 2005, we completed an initial public offering which yielded net proceeds of $50 million. Immediately prior to the closing of our initial public offering, Canadian Satellite Radio Investments Inc. ("CSR Investments") provided additional capital of $15 million. On February 10, 2006 we completed a senior note offering with gross proceeds of US$100 million from the issuance of 12.75% Senior Notes due 2014 (the "Notes"), in a private placement. The indenture governing the notes required that we establish an interest reserve account in the amount of approximately US$35.5 million to cover the first six interest payments due under the notes. The first interest payment was made on August 15, 2006.

        Pursuant to the registration rights agreement entered into in connection with our Notes, we agreed to file a registration statement with the United States Securities and Exchange Commission (the "SEC") and completed an offer to exchange the Notes for SEC registered notes (the "exchange notes") in July 2006. The terms of the exchange notes were substantially identical to those of the initial notes, except that transfer restrictions and registration rights relating to the initial notes do not apply to the exchange notes.

        Our business plan is based on estimates regarding expected future costs and expected revenue. Our costs may exceed our estimates, and our revenues may be lower than expected. These estimates may change and may also be affected by future developments. Any of these factors may increase our need for funds, which would require us to seek additional funding.

1.2   National Hockey League Broadcast Rights

        On September 12, 2005, we and XM announced an approximately US$100 million ten-year contract to broadcast National Hockey League, or NHL, games as part of the XM service. The ten-year contract is non-exclusive for the first two years, but XM will be the exclusive satellite radio provider in North America beginning with the 2007-2008 season. We will fund a substantial portion of the fees payable to the NHL under this agreement.

1.3   XM Agreements

        On November 17, 2005, we agreed to terms on a number of agreements with XM which provide us with exclusive rights to offer XM SDARS in Canada. These rights include the exclusive non-transferable right and license to sell the XM basic channels package to Canadian subscribers, access to the programming on the XM channels, rights to the use of the XM related trademarks and information and expertise related to matters such as the acquisition of content distribution rights, promotion, marketing, distribution and computer software and system support.

        The license agreement requires payment of a fee of 15% on recognized subscriber revenue for the basic service. We will also pay to XM an additional fee for any premium services sold to subscribers, an activation charge, monthly payments for technical support, and will provide XM with the right to use our trademarks and the right to license and transmit to XM subscribers the channels created by us.

        We have also obtained a $45 million standby credit facility from XM which can be utilized to finance purchases of terrestrial repeaters or for the payment of license fees. The facility matures on December 31, 2012 and bears an interest rate of 9%. XM has a right to convert unpaid principal amounts into our Class A Subordinate Voting Shares. Currently no amounts are outstanding under this facility.

        Immediately prior to the initial public offering, we issued to XM 11,077,500 Class A Subordinate Voting Shares representing a 23.3% equity interest in us following the completion of the initial public offering.

1.4   Agreements with Original Equipment Manufacturers

        On November 30, 2005, we entered into a 13-year exclusive distribution agreement with General Motors of Canada Limited ("GMCL") to install satellite radios in certain GMCL vehicles and to market our services. In exchange, we will pay consideration to GMCL that includes installation commissions, subscriber commissions, a share of subscription fees for GMCL subscribers and funds to be used on joint advertising opportunities.

        Immediately prior to the closing of our initial public offering, 3,323,250 Class A Subordinate Voting Shares were issued to GMCL representing a 7% equity interest in us following completion of the initial public offering. An additional 1,424,250 Class A Subordinate Voting Shares were issued in escrow for other automobile original equipment manufacturers (OEMs) that enter into distribution agreements on specific terms.

        In March 2006, the Company entered into exclusive distribution agreements with Honda Canada Inc. ("Honda") and Nissan Canada Inc. ("Nissan") for 8 and 10 years respectively. As part of the distribution agreement with Honda the Company released to Honda 949,500 Class A Subordinate Voting Shares from escrow, which had an aggregate value of $9,827,325 based on the market price of the shares at the date the shares were released from escrow of $10.35 per share. As part of the distribution agreement with Nissan the Company released to Nissan 474,750 Class A Subordinate Voting Shares from escrow, which had an aggregate value of $4,913,663 based on the market price of the shares at the date the shares were released from escrow. As at November 15, 2006, no shares remain in escrow.

        In May 2006, the Company entered into a 5-year agreement with Toyota Canada Inc (Toyota) to install satellite receivers in certain Toyota vehicles. This distribution agreement includes the right to loyalty commissions in lieu of the extended trial period Toyota customers currently receive.

1.5   Stock Options

        In 2003, CSR Investments provided options to acquire shares of CSR Investments to an officer of the Company. In 2005, CSR Investments provided options to acquire shares of CSR Investments to two consultants, an officer of CSR Holdings Inc. and two other employees of companies related to CSR Investments in return for services provided to the Company. The exercise prices of the options were not significant. The compensation charges related to these option grants were included in the indirect expenses of the Company for the periods ending August 31, 2005 and November 30, 2005. Upon the amalgamation of the Company with 2087609 Ontario Inc. (see Note 6), the holders of the options described above received 1,007,289 Class A Subordinate Voting Shares in exchange for approximately half of their options in CSR Investments. This exchange resulted in an additional compensatory charge of approximately $3.0 million to the Company.

        In December 2005, CSR Investments provided options to acquire shares of CSR Investments to an officer of CSR Holdings Inc. The exercise prices of the options were not significant and the vesting may be accelerated if the employee ceases to be employed by CSR Holdings Inc. The options have a total estimated fair market value of approximately $1.0 million and this has been included as a compensatory charge during the year ended August 31, 2006.

        In November 2005, our Board of Directors approved a stock option plan for our employees, directors and senior officers. Under this plan, we granted certain employees and senior officers options to purchase 1,100,000 Class A Subordinate Voting Shares with an exercise price of $0.01 and 1,100,000 Class A Subordinate Voting Shares with an exercise price return equal to the initial public offering price. In December 2005, we also issued 75,000 options for Class A Subordinate Voting Shares to certain of our directors that will vest in equal one-fifth annual amounts beginning on the first anniversary of the date of grant and ending on the fifth anniversary thereof. The exercise price of these options is equal to the initial public offering price.

        During the year, we granted 50,000 options for Class A Subordinate Voting Shares that vest over three years. In addition, our Board of Directors approved the issuance of 15,000 restricted share units ("the RSUs") to an employee of the Company. The RSUs vest over a six month period and expire in December 2007. At the option of the Company, the RSUs may be settled in either Class A Subordinate Voting Shares of the Company or a cash amount equal to the market value of the Company's Class A Subordinate Voting Shares of the Company on the date of vesting. It is the Company's intention to settle the RSUs through the issuance of Class A Subordinate Voting Shares.

1.6   Reorganization of share capital

        Prior to the closing of the initial public offering, our authorized capital consisted of an unlimited number of common shares. Also, prior to the closing of the initial public offering, we completed a reorganization that involved our amalgamation with 2087609 Ontario Inc., a newly incorporated company owned by CSR Investments and by certain other current holders of equity interests in CSR Investments. As part of this reorganization: (i) the existing "private company" restrictions in our articles were deleted, (ii) we were authorized to issue an unlimited number of Class A Subordinate Voting Shares, Class B Voting Shares and Non-Voting Shares, (iii) our existing common shares were converted into Class B Voting Shares, and (iv) the common shares were deleted as an authorized class of shares. At the time of the closing of the initial public offering, and without giving effect to the initial public offering, there were 16,832,289 Class A Subordinate Voting Shares of which 1,424,250 were held in escrow, 81,615,633 Class B Voting Shares and no Non-Voting Shares issued and outstanding. At the time of the closing of the initial public offering, there were also options and other rights to acquire a further 2,587,500 Class A Subordinate Voting Shares issued and outstanding. CSR Investments held 81,615,633 Class B Voting Shares, representing approximately 57.3% of the outstanding equity capital immediately following the closing of the initial public offering.

1.7   CRTC License

        On August 19, 2003, we, through CSR Inc., filed an initial application to the Canadian Radio-television and Telecommunications Commission ("CRTC") for a broadcasting license to provide subscription-based satellite radio service in Canada. On June 16, 2005, the CRTC approved the issuance of a broadcasting license for CSR Inc. containing certain conditions of license as outlined below:

  •
  CSR Inc. will be required to distribute a minimum of eight original Canadian produced channels, three of which must be French language original Canadian produced channels.

  •
  CSR Inc. must distribute one Canadian produced channel for every nine non-Canadian produced channels to be provided by XM, and at no time shall a subscriber be able to receive a package of channels that contains less than 10% of Canadian produced channels.

  •
  A minimum of 85% of the total music selections broadcast in any given week on the Canadian-produced channels is required to be Canadian content.

  •
  A minimum of 85% of the total spoken word programming broadcast on all Canadian-produced channels in any given week is required to be Canadian spoken word programming.

  •
  On each of the three French-language Canadian produced channels, a minimum of 65% of its vocal musical selections must be French language musical selections.

  •
  Between 6:00 a.m. and midnight each week, each Canadian produced music channel is required to contain a minimum of 25% of new Canadian musical selections by artists who have not had a musical selection that has reached a position on one or more of the charts identified by the CRTC from time to time.

  •
  CSR Inc. will be required to contribute a minimum of 5% of its gross revenues in each broadcast year to eligible third parties directly associated with the development of Canadian musical and other artistic talent, or to other initiatives approved by the CRTC for the purpose of Canadian talent development, half of this amount is to be allocated to Canadian French language talent and half to Canadian English language talent.

  •
  CSR Inc. is not permitted to broadcast any original local programming on a Canadian produced channel.

  •
  No more than six minutes of national commercial messages are permitted to be broadcast on the Canadian content channels during any clock hour and no local advertising is permitted.

  •
  CSR Inc. is required to comply with applicable requirements of the Radio Regulations, 1986 promulgated under the Broadcasting Act, the Canadian Association of Broadcasters, Sex-Role Portrayal Code for Television and Radio Programming and its Broadcast Code for Advertising to Children.

  •
  CSR Inc. is required to submit statements of account, certain reports and self-assessments to the CRTC as required by the CRTC.

        On September 7, 2005, CSR Inc. applied to amend its CRTC license to allow it to continue to distribute a minimum of eight original Canadian produced channels, four of which are in the French language and four in the English language. In that application CSR Inc. proposed adding two more Canadian channels, for a total of ten, provided that certain conditions are satisfied relating to technology and to CSR Inc.'s subscription base.

        On November 21, 2005, CSR Inc. was advised that the CRTC was satisfied that the conditions to the grant of its broadcasting license were fulfilled, and that the license would therefore be issued when: (i) the Department of Industry notified the CRTC that certain technical requirements had been met by CSR Inc., and (ii) CSR Inc. confirmed to the CRTC that it was prepared to commence operations. The Department of Industry notified the CRTC that its technical requirements had been met on November 22, 2005. Similarly, on November 22, 2005, CSR Inc. confirmed to the CRTC that it was prepared to commence operations.

        On November 22, 2005, we announced the launch of our service.

        On February 10, 2006, the CRTC approved CSR Inc.'s application dated September 7, 2005 to amend its broadcasting license to allow it to continue to distribute a minimum of eight original Canadian produced channels, four of which are in the French language and four in the English language. The CRTC also approved CSR Inc.'s application to amend its CRTC broadcasting license to add two more Canadian channels, for a total of ten.

1.8   Significant External Factors

        Our results of operations, business prospects and financial condition are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of our management.

        Our future success will depend in large part on our ability to market and sell subscriptions. Successful commercialization of the XM satellite radio system will depend on a number of factors, including achieving sufficient demand among Canadian subscribers and our ability to successfully market and distribute the service at its projected selling price. The emergence of new or existing products as competition will also affect our future success.

        We rely on XM for the provision of our satellite radio service. Our success will depend on XM's cooperation and programming content, satellite network and underlying technology, as well as XM's operational and marketing efficiency, competitiveness, finances, regulatory status and overall success in the U.S. Because of our dependency on XM, should XM's business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, our business would suffer as well.

2.0   Vision & Strategy

        The Company's vision is to be the leading satellite radio provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long term in the most cost effective manner. We will accomplish this through building awareness for this new and emerging category and converting that interest into subscribers utilizing the OEM, retail, direct and other ancillary sales channels. The Company will utilize advertising and promotional platforms both on a mass market and on a highly targeted basis through point of sale (POS) in our distribution channels. We will also utilize our unique programming assets, such as our English language Home Ice hockey channel and French language Sports Plus channel and our English and French music channels to promote XM in communities across the country. These XM Canada originally-produced, owned and controlled channels will provide unique programming and marketing opportunities both from studio facilities in Montréal, Toronto and Québec City, and on a mobile remote basis, thus allowing sampling opportunities in the marketplace. The Company is focused on achieving positive EBITDA as quickly as possible by maximizing our revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. We believe that a premium service will attract a premium customer.

3.0   Operating Definitions

3.1    Subscribers — Subscribers are those who are receiving and have agreed to pay for our satellite radio service through a credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as subscribers.

3.2    OEM Promotional Subscribers — OEM Promotional Subscribers are subscribers who receive a portion or their entire subscription fee free for a fixed period following the initial purchase or lease of the vehicle. At the time of sale, vehicle owners generally receive a three month prepaid trial subscription. We will measure the success of these promotional programs based on the percentage that elect to receive the XM service and convert to self-paying subscribers after the initial promotion period. We refer to this as the "conversion rate". We will measure conversion rate three months after the period in which the trial service ends.

3.3    Subscription Revenue — Our revenue consists primarily of monthly subscription fees for our satellite audio service charged to consumers, commercial establishments and fleets, which are recognized as the service is provided. Promotions and discounts are treated as a reduction to revenue during the period of the promotion. Subscription revenue growth is predominantly driven by the growth in our subscriber base but is affected by fluctuations in the percentage of subscribers in our various discount plans and rate changes. Additionally, the timing of subscriber additions affects comparability between years.

3.4.    Subscriber Acquisition Costs and SAC — Subscriber acquisition costs include subsidies and distribution costs and net costs related to equipment sold direct to the consumer. Subscriber acquisition costs are divided by the appropriate per unit gross additions or units manufactured to calculate what we refer to as "SAC". SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. In our financial statements, most of our SAC costs are captured in Marketing.

3.5    Cost Per Gross Addition ("CPGA") — CPGA costs include the amounts in SAC, as well as Advertising and marketing, which includes advertising, media and other discretionary marketing expenses. CPGA costs do not include the costs of marketing staff. Cost Per Gross Addition is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. CPGA costs are primarily captured by the combination of Subsidies & distribution, Advertising & marketing, plus the negative margins from equipment sales. These costs are divided by the gross additions for the period to calculate Average CPGA.

3.6    Average Monthly Subscription Revenue Per Subscriber ("ARPU") — Average monthly subscription revenue per subscriber is derived from the total of earned subscription revenue (net of promotions and rebates) divided by the monthly weighted average number of Subscribers for the period reported. Average monthly revenue per subscriber is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. Average monthly subscription revenue per subscriber will fluctuate based on promotions, changes in our rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

3.7    Adjusted Operating Loss — Adjusted Operating Loss is defined as Operating loss excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by parent company (see note 6). We believe that Adjusted Operating Loss, as opposed to Operating loss or Net loss, provides a better measure of our core business operating results and improves comparability. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in statement of operations. We believe Adjusted Operating Loss is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Loss is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Loss may not be comparable to similarly titled measures of other companies. Adjusted Operating Loss does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

        We do not report Adjusted Operating Loss for periods prior to fiscal 2006 as we were a development stage company focused on obtaining a licence from the CRTC.

	Fiscal Year 2006
($000's)	Q1	Q2	Q3	Q4
Reconciliation of Operating loss to Adjusted Operating Loss
Operating loss as reported	(14,607)	(44,400)	(19,188)	(20,828)
Add back non-Adjusted Operating Loss items included in Operating loss
Amortization	479	4,713	5,253	5,470
Stock-Based Compensation	0	22,245	691	759
Costs paid by parent company	2,863	0	0	186
Adjusted Operating Loss	(11,265)	(17,443)	(13,244)	(14,413)

($000's)	12 Months Ended Aug 31, 2006
Reconciliation of Operating loss to Adjusted Operating Loss
Operating loss as reported	(99,024)
Add back non-Adjusted Operating Loss items included in Operating loss
Amortization	15,914
Stock-Based Compensation	23,695
Costs paid by parent company	3,049
Adjusted Operating Loss	(56,366)

4.0   Results from Financial Operations

        The following selected financial information is derived from our consolidated financial statements for each of the three years ended August 31, 2006, 2005 and 2004. The summary information should be read in conjunction with our consolidated financial statements and notes included herewith and in the IPO prospectus.

	Year ended August 31,
($000's except per share amounts)	2006	2005	2004
	(Cdn $)	(Cdn $)	(Cdn $)
Revenue	6,949	0	0
Net loss for the year	(102,704)	(6,705)	(1,688)
Basic and fully diluted loss per share	3	17,883	4,489
Total assets	355,846	3,003	254
Total long-term debt	110,660	0	0
Total shareholders' equity	227,357	(8,879)	(2,173)

        In fiscal 2005 and 2004 we were in a development stage, focused on obtaining licence approvals from the CRTC. This was accomplished on June 16, 2005 and the activities since then changed to focus on setting up our infrastructure, launching our business and growing our subscriber base. Costs related to these expenditures were incurred mostly in fiscal 2006.

        The following selected financial information for the 3 and 12 months ended August 31, 2006 and 2005 has been derived from our audited consolidated financial statements. The summary information should be read in conjunction with our audited and unaudited consolidated financial statements and related notes included in our Form 20-F.

	3 Months Ending Aug 31		12 Months Ending Aug 31
	2006	2005	2006	2005
Revenue
Subscription	2,722,205		5,914,637
Activation	98,519		216,286
Equipment sales	436,166		644,765
Advertising sales	102,385		115,496
Other Sales	58,098		58,098

	3,417,373	0	6,949,282	0
Operating expenses
Cost of revenue
Revenue share and royalties	774,201		1,669,394
Customer care & billing operations	523,387		1,874,287
Cost of merchandise	527,985		1,201,146
Broadcast and operations	948,655		3,139,219
Programming and content	2,038,730		11,166,638

Total cost of revenue	4,812,958	0	19,050,684	0
Indirect costs	0	1,654,026	827,125	3,528,914
General and administrative	5,428,765	1,940,957	18,465,217	3,172,480
Stock based compensation	759,049		23,694,846
Marketing
Support	538,572		2,143,594
Subsidies and distribution	1,723,940		6,899,148
Advertising and marketing	5,512,362		18,978,417

Total marketing	7,774,874	0	28,021,159	0
Amortization	5,470,009	2,185	15,914,239	3,865

Total operating expenses	24,245,655	3,597,168	105,973,270	6,705,259

Operating loss	(20,828,282)	(3,597,168)	(99,023,988)	(6,705,259)
Interest income	1,001,512		2,619,481
Interest expense	(3,773,180)		(8,279,303)
Foreign exchange gain / (loss)	(131,858)		1,980,232
Net loss for the period	(23,731,808)	(3,597,168)	(102,703,578)	(6,705,259)

        The following is a summary of our quarterly results for the past two fiscal years.

	Fiscal Year 2006
In thousands except per share amounts	Q4	Q3	Q2	Q1
Revenue	3,417	2,341	1,145	46
Net income (loss)	(23,732)	(20,404)	(43,961)	(14,607)
Net income (loss) per basic and fully diluted share	(1)	0	(1)	(38,848)

	Fiscal Year 2005
In thousands except per share amounts	Q4	Q3	Q2	Q1
Revenue	0	0	0	0
Net income (loss)	(3,597)	(1,237)	(976)	(896)
Net income (loss) per basic and fully diluted share	(9,567)	(3,289)	(2,595)	(4,480)

        We launched operations during fiscal Q1 2006 and therefore did not generate any revenue prior to that quarter. Revenue doubled from Q2 2006 to Q3 2006 and then grew by nearly 50% between Q3 2006 and Q4 2006. This is a direct result of our growing subscriber base.

        We incurred significant expenses during the launch phase of the business. As our subscriber base grows, we expect our losses to improve.

Results of Operations

For the three 3 months ended August 31, 2006 (fourth quarter) and twelve months ended August 31, 2006 (fiscal year end)

  Subscribers

        We launched our service on November 22, 2005 and as at August 31, 2006 we had 91,200 Subscribers, and 28,600 OEM Promotional Subscribers, thereby achieving our publicly disclosed Subscriber guidance of 75,000 by August 31, 2006. Subscribers are the primary source of our revenues. We have seen a steady rate of subscriber activations and expect this to trend upwards into fiscal year 2007. Our target market is the over 25 million registered vehicles, 1.5 million vehicles sold annually and over 12 million households in Canada. We expect subscribers in OEM promotional periods to become a significant contributor to our self-paying subscriber base after their promotional period ends. In addition, our existing OEM partner agreements include an increase in the number of models offering our services which will increase the production of XM enabled vehicles.

  ARPU

        Effective September 1, 2006, the basic monthly subscription is priced at $14.99 per subscriber, the family plan (up to four additional radios for the same household) at $9.99 per subscriber and Commercial establishments at $35.99 per establishment. All Subscribers on the $12.99 basic monthly subscription plan prior to August 31, 2006 will maintain the $12.99 price through August 31, 2007. ARPU for the fourth quarter was $11.78, lower than the previous quarter due a number of factors, including; a) a Father's Day consumer promotion for the month of June, offering 3 months of complimentary service with a purchase of 3 months; b) the launch of our Multi-Year Plans to existing and new subscribers giving the option to prepay for the service for a duration of one year and longer at a discount to the basic monthly subscription plan and 3) approximately 5,300 subscribers on the family plan as of August 31, 2006.

        Revenue for the fourth quarter was $3.4 million, of which Subscriber Revenue comprised $2.7 million and the balance came from activation fees, the sale of merchandise through our direct fulfillment channel and advertising revenue on our Canadian-produced channels. Year to date revenue was $6.9 million.

Cost of Revenue

        For the fourth quarter we incurred $4.8 million in cost of revenue. Year to date we incurred $19.1 million in cost of revenue. These expenses are comprised of the following:

  Revenue Share & Royalties — Revenue share & royalties includes CRTC fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on XM Canada, and fees paid to XM, including a 15% monthly royalty on all subscriber revenue. These costs are driven by our subscriber base. For the fourth quarter, revenue share & royalties totaled $0.8 million. Year to date we incurred $1.7 million. We expect these costs to continue to increase with the growth in revenues and subscribers, and may fluctuate based on future agreements.

  Customer Care and Billing Operations — Customer care & billing costs consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and bill satellite radio subscribers. These costs are primarily driven by the volume and rate of growth of our subscriber base. For the quarter, customer care and billing operations totaled $0.5 million. Year to date we incurred $1.9 million. We expect Customer care & billing operations expenses to continue to increase as we add subscribers but decrease on an average cost per subscriber basis.

  Cost of Merchandise — We sell merchandise direct to employees, friends and family and to commercial accounts through our Direct Fulfillment Channel. Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise. For the quarter, merchandise totaled $0.5 million. Year to date we incurred $1.2 million. These costs are primarily driven by the volume of radios sales, which is mostly affected by promotional programs and commercial accounts.

  Broadcast & Operations — Broadcast and operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to our studios. Broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of our Canadian-produced channels. Operations expense includes facilities, operations costs for the repeater network and information technology expenses related to the broadcast facilities. For the quarter, broadcast and operations totaled $0.9 million. Year to date we incurred $3.1 million. We do not expect Broadcast expenses to increase substantially in the future. We expect Operations expenses to increase once we sign a maintenance agreement for our repeater network.

  Programming & Content — Programming & content include the creative, production and licensing costs associated with our Canadian-produced channels, which includes third party content acquisition. We view Programming and content expenses as a cost of attracting and retaining subscribers. This includes costs of programming staff and fixed payments for third party content. These costs are primarily driven by programming initiatives. National Hockey League® was launched on the XM Service in October 2005. NHL seasons run for the nine month period beginning in October of each year and we have amortized these costs over the same period. For the quarter, programming and content totaled $2.0 million. Year to date we incurred $11.2 million. The decline in programming & content in the fourth quarter, compared to the second and third quarter, is largely attributable to amortization of the NHL license expense over the hockey season.

        Marketing — Total marketing expenses for the fourth quarter was $7.8 million. Year to date costs were $28.0 million. The increase in this quarter over the third quarter is attributable to the Father's Day Promotion. Marketing costs consist of the direct cost to acquire a subscriber, which include subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of the launch of our service. Marketing also includes the cost of marketing staff.

  Subsidies & Distribution — For the fourth quarter, we incurred $1.7 million in Subsidies & Distribution costs. Year to date we incurred $6.9 million in Subsidies & Distribution costs. These direct costs include the subsidization of radios, commissions for the sale and activation of radios, and certain promotional costs.

  SAC

  Subscriber Acquisition Costs and SAC — SAC for the three month period ending August 31, 2006 was approximately $59 per gross addition for the quarter. Year to Date SAC was approximately $68. We expect this cost, on a per subscriber basis, to decline slightly in the next fiscal year with the increase in planned production of XM enabled vehicles. We expect subscriber acquisition costs, in absolute dollars, to increase as we increase sales of radios through our retail channels.

  Advertising & Marketing — For the fourth quarter, we incurred $5.5 million in Advertising & Marketing costs. Year to date we incurred $19.0 million in Advertising & Marketing costs. We achieve success in these areas through coordinated marketing campaigns that include retail advertising through various media, cooperative advertising with our distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

  CPGA

  Costs Per Gross Addition (CPGA) — Costs per Gross Addition for the three month period ending August 31, 2006 was approximately $242 per gross addition. This is attributable to increased media expenditures for the Father's Day promotion window. Year to date Costs per Gross Addition of approximately $268 includes pre-launch media expenditures in the first quarter ending November 30, 2005.

        General & Administrative — During the quarter approximately $5.4 million were incurred for General & Administrative. Year to date, General & Administrative totaled $18.5 million. General & Administrative expense primarily include management's salaries and benefits, professional fees, general business insurance as well as other corporate expenses. These costs have been predominantly driven by personnel costs and infrastructure expenses to support our growing subscriber base. In the fourth quarter, we expensed $1 million of capital tax. This represented the required tax for the entire fiscal year. Going forward, we expect to expense capital tax on a monthly basis.

        Stock based compensation — During the fourth quarter we incurred $0.8 million in stock option expense related to the issuance of stock options at the time of the initial public offering. Year to date we have incurred $23.7 million in stock option expense.

  Adjusted Operating Loss (in millions)

        Adjusted Operating Loss — During the fourth quarter of fiscal 2006, Adjusted Operating Loss was $14.4 million. Year to date Adjusted Operating Loss was $56.4 million. As we continue to grow our subscriber base and manage General & Administrative and Marketing costs, we expect Adjusted Operating Loss to improve.

Net Non-operating Expenses

        Interest Expense — Interest expense includes costs associated with our Notes. For the quarter, we incurred $3.8 million in interest expense. Year to date we incurred $8.3 million.

        Interest Income — Interest income includes income from our cash balances and restricted investments. For the quarter, we received $1.0 million in interest income. Year to date we received $2.6 million.

        Foreign Exchange Gain — Includes costs or gains associated with our notes, restricted investment and cash balances which are denominated in US$. For the quarter, we lost $0.1 million from foreign exchange and year to date we gained $2.0 million as the Canadian dollar strengthened versus the US$ over these periods.

Liquidity and Capital Resources

        Our current balance of unrestricted cash and cash equivalents is approximately $45.2 million. Provided that we meet the revenue, expense and cash flow projections of our business plan, we expect to be fully funded and will not need to raise additional financing to continue operations. Our business plan is based on estimates regarding expected future costs and expected future revenue. Our costs may exceed or our revenues may fall short of our estimates, our estimates may change, and future developments may affect our estimates. Any of these factors may increase our need for funds, which would require us to seek additional financing to continue implementing our current business plan. Revenue, expenses and cash flow projections of our business plan are based on, but are not limited to:

  •
  Subscriber forecasts;

  •
  Retail subscriber acquisition cost;

  •
  Decisions we make to enhance availability of our service (i.e. new products) by installing more terrestrial repeaters in certain markets;

  •
  OEM post-trial retention (i.e. converting OEM Subscribers) based on an estimated number of OEM installations;

  •
  Success of multi-year pre-payment plans

        We are pursuing a plan designed to increase our subscribers and revenues at a significantly higher rate than the related increases in our operating costs. In addition, we expect to have significantly reduced capital expenditure requirements in fiscal 2007 as compared to fiscal 2006. Our plan contemplates focusing on the new automobile market where we have relationships with automobile manufacturers, the continuing introduction of innovative yet affordable technology in the retail aftermarket and the use of our most productive distribution channels.

        The following table presents a summary of our cash flows, beginning and ending cash balances for years ended August 31, 2006, 2005 and 2004

	Year ended August 31,
	2006	2005	2004
	(Cdn $) (000's)	(Cdn $) (000's)	(Cdn $) (000's)
Net cash used in operating activities	(62,247)	0	0
Net cash used in investing activities	(66,245)	0	0
Net cash provided by financing activities	174,942	0	0
Foreign exchange loss on cash held in foreign currency	(1,262)	0	0

Change in cash and cash equivalents during the year	45,188	0	0
Cash and cash equivalents — beginning of year	0	0	0

Cash and cash equivalents — end of year	45,188	0	0

        Operating Activities — Operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in working capital.

  •
  During 2006, cash used in operating activities was $62.2 million, consisting of a net loss of $102.7 million adjusted for net non-cash expenses of $40.7 million and $0.2 million used for working capital. Included in cash used for working capital is a $4.0 million increase in subscriber and activation deferred revenue, as a result of subscribers signing up for discounted annual and multi-year pre-payment plans and the way we account for subscriber activation, $3.4 million in accounts payable, offset by an increase of $7.6 million in subscriber and other accounts receivable, inventory from direct sales of hardware and prepaid expenses. As we continue to grow our subscriber base, we expect operating losses to decrease.

        Investing Activities — Investing activities primarily consist of capital expenditures and activity in our restricted investment accounts.

  •
  During 2006, cash used in investing activities was $66.2 million, consisting of $32.6 million of capital expenditures and $33.6 million in net activity related to our restricted investments. A significant portion of the $32.6 million of capital expenditures was used to build the infrastructure to launch our business, while a smaller portion was used for acquisitions of assets to maintain our operations. We expect future capital expenditures to be significantly reduced in fiscal 2007.

        Financing Activities — Financing activities primarily consist of net proceeds from debt and equity financing.

  •
  During 2006, cash provided by financing activities was $174.9 million, consisting of $109.9 million of net proceeds from the issuance of the Notes, $50.0 million from the initial public offering and $15.0 million from shares issued to CSR Investments.

        As stated in our previous filings, we planned to use $30 million of the proceeds from our initial public offering for the purchase and rollout of our terrestrial repeater network and other capital infrastructure costs. These amounts are included in the $32.6 million of capital expenditures described above. The remainder of the proceeds from our initial public offering and the proceeds from our debt offering are being used for operating expenses as planned, including marketing expenses, general administrative expenses and other operating expenses directly related to the launch of our services.

        As described above, we have issued US$100 million of senior notes. At the time of issuance of the notes, approximately US$35.5 million of the proceeds were placed in trust in an interest reserve account to cover the first six interest payments due under the notes over the first three years of the term of the debt. We plan to be able to fund future interest payments due thereafter through our operating activities. We plan to investigate the opportunity to use hedging instruments to manage potential currency exposures related to the requirement to make payments under the debt agreement in US$ while our operations are predominantly Canadian dollar based.

Contractual Commitments

        We have entered into a number of leases and other contractual commitments. The following table summarizes our outstanding contractual commitments as of August 31, 2006 (in 000's):

	Total(1)	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
NHL Agreement	70,656	6,086	15,880	15,769	32,921
Principal and Interest payments on 12.75% Senior Notes	216,479	14,109	28,218	28,218	145,933
Operating leases	7,325	1,579	2,271	1,770	1,705
Marketing & Advertising(2)	32,580	5,670	9,861	3,303	13,746
Information Technology	11,259	5,161	6,098	0	0
Other	1,284	325	537	422	0

	339,583	32,930	62,865	49,482	194,306

Notes:

(1)
In connection with our broadcasting License, amended February 10, 2006, we are required to contribute or make payments based on a minimum of 5% of revenues over the six year license term towards Canadian talent development. In addition, the Company will be required to make certain music programming royalty payments to Canadian copyright collectives. The specific amounts payable under these arrangements are negotiated on a periodic basis. These arrangements have not been included in the table above due to the variability of the commitments.

(2)
We have committed to purchase for cash $7 million of a total $10 million of advertising committed from an entity over a three period commencing on the closing of the initial public offering, subject to a per annum minimum of $1.5 million.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

        A description of related party transactions and disclosure of the transaction and amounts due to related parties is included in note 6 to the interim consolidated financial statements. John I. Bitove, our Chairman, Chief Executive Officer and controlling shareholder, provided, through companies he controls, all the initial funding for our activities.

        As at December 12, 2005, XM had a 23.3% ownership interest in the Company. As described under recent developments above, we have entered into certain agreements with XM.

Critical Accounting Policies and Estimates

        The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets is a critical accounting estimate. We believe the estimates for royalties to artists will be a critical estimate in future periods.

Intangibles and Long-Lived Assets

        We review the carrying value of our amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of the projected cash flows. Any change in estimate which causes the undiscounted expected future cash flows to be less than the carrying value would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

Stock-based Compensation

        The estimated fair value of stock awards granted to employees as of the date of grant is recognized as compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as expense over the period in which the related goods or services are rendered. The determination of the fair value of stock awards includes the use of option pricing models and the use of the following estimates: expected volatility, expected option life and expected interest rates.

Disclosure Controls and Procedures

        Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others. As at August 31, 2006, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company's management, have concluded that the design and operation of the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

        During the fiscal year ended August 31, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Recent Accounting Pronouncements

        Financial Instruments, Comprehensive Income, Hedges — the Accounting Standards Board has issued CICA Handbook section 1530 Comprehensive Income ("Section 1530"), Handbook Section 3855 Financial Instruments — Recognition and Measurement ("Section 3855") and Handbook Section 3865 Hedges ("Section 3865"). Section 3855 expands on CICA Handbook section 3860 Financial Instruments — Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865 is optional. It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530 introduced a new requirement to present temporarily certain gains and losses outside net income in a new component of shareholders' equity entitled Comprehensive Income. These standards are effective for us and will be adopted beginning September 1, 2007 The Company is currently assessing the implications of these new standards on their financial statements.

        Accounting Changes — the CICA has reissued Handbook Section 1506, "Accounting Changes" ("CICA 1506"). CICA 1506 requires that all companies comply with the revised Handbook Section for fiscal years beginning on or after January 1, 2007. CICA 1506 requires that voluntary changes in accounting policy are only made if they results in the financial statements providing reliable and more relevant information; changes in accounting policy are applied retrospectively unless doing to is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP; a change in accounting estimate is generally recognized prospectively; material prior period errors are corrected retrospectively; new disclosures required in respect of changes in accounting policies, changes in accounting estimates, and correction of errors. The adoption of CICA 1506 is not expected to have a significant effect on our consolidated financial statements.

Outstanding Share Data and Other Information

        The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares. As at November 15, 2006, we had 20,482,289 fully paid and non-assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares. There are currently no Class C non-voting shares outstanding. A total of 2,516,250 stock options are outstanding under our stock option plan. Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2006, is available on SEDAR at www.sedar.com.

Item 6 — Directors, Senior Management And Employees

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table provides certain information regarding our directors and executive officers as of November 15, 2006.

Name & Place of Principal Residence	Age	Position with the Company
John I. Bitove Toronto, Ontario	46	Director, Chairman and Chief Executive Officer
Stephen Tapp Toronto, Ontario	45	President and Chief Operating Officer
Michael Washinushi Toronto, Ontario	37	Chief Financial Officer, Treasurer and Secretary
Ross Davies Toronto, Ontario	53	Vice President, Programming
Stewart Lyons Toronto, Ontario	33	Executive Vice President
Donald McKenzie Toronto, Ontario	49	Senior Vice-President, Marketing and Sales
Philip Evershed Toronto, Ontario	46	Director
Mat Wilcox Vancouver, British Columbia	45	Director
Gary M. Parsons Potomac, Maryland	56	Director
Joseph A. Verbrugge Silver Spring, Maryland	37	Director
Marc Comeau Courtice, Ontario	47	Director
Robert Storey(1)(2)(3) Ottawa, Ontario	64	Director
James W. McCutcheon(1)(2)(3) Toronto, Ontario	70	Director
Pierre Boivin(1)(2)(3) Mount Royal, Québec	53	Director

Notes:

(1)
Denotes member of the Audit Committee.

(2)
Denotes member of the Compensation Committee.

(3)
Denotes member of the Corporate Governance Committee.

        John I. Bitove.    John I. Bitove is our Chairman and Chief Executive Officer and controls CSR Investments, our controlling shareholder. Mr. Bitove has also been our Director since 2003. He is also the Chairman and Chief Executive Officer of Priszm Canadian Income Fund (TSX:QSR.UN), the owner and operator of 481 KFC™, Pizza Hut™ and Taco Bell™ restaurants in seven provinces across Canada, and Chairman and Chief Executive Officer of Scott's Real Estate Investment Trust (TSX:SRQ.UN). In 1993, he founded the Toronto Raptors Basketball Club. While with the Raptors, Mr. Bitove helped to launch what is now Raptors TV almost eleven years ago. Mr. Bitove has been associated in various broadcasting ventures for more than a decade.

        Stephen Tapp.    Stephen Tapp is our President and Chief Operating Officer. Mr. Tapp came to us from CHUM, where he oversaw the company's television division, consisting of 26 channels including leading stations such as Citytv and MuchMusic. He has international experience, having been responsible for developing and managing CHUM's global distribution arm in his role as the vice president and general manager Citytv and ChumCity International. Mr. Tapp oversaw several international joint ventures and channel launches for both MuchMusic and Citytv in the U.S., Europe, South America and Asia. In addition, Mr. Tapp has a background in new technology and product launches. Prior to joining CHUM, he was the executive vice president and general manager of Viewer's Choice Canada Pay Per View, from 1991 to 1995, where he was responsible for launching the service and managing all areas of network operations. He held senior programming roles at Canada's first subscriber based pay television sports channel, TSN, The Sports Network, from its launch in 1984 until 1991. Stephen began his television career as production manager at CTV's CFTO in Toronto in 1983. Representing the second generation of a Canadian broadcasting family, Mr. Tapp started his media career in radio at CFQR Montréal and CFLY Kingston.

        Michael Washinushi.    Michael Washinushi is our Chief Financial Officer, Treasurer and Secretary. Prior to joining us in 2005, Mr. Washinushi served as the Director of Development and Acquisitions for KIT Limited Partnership where he was responsible for managing the firm's existing real estate portfolio and identifying new real estate opportunities, from 2003 to 2005. From 2000 to 2003, Mr. Washinushi served as the Director of Finance for Priszm Brandz where he was responsible for the planning and corporate finance of the company. Mr. Washinushi holds a Bachelor of Arts degree in Economics from York University.

        Ross Davies.    Ross Davies is our Vice President, Programming. Mr. Davies, previously of the Davies Company consulting firm, has over 30 years experience in the broadcast industry. Prior to heading up his own consulting firm, from 2002 to 2005, Mr. Davies worked at CHUM as Vice President, Programming, CHUM Group Radio, where he was directly responsible for all programming aspects of the CHUM radio division. Mr. Davies served as President of the Ontario Association of Broadcasters, was the inaugural Chair of the Radio Starmaker Fund in 2001, first Vice President of the Canadian Academy of Recording Arts and Sciences ("CARAS") from 1997 to 1999 and is currently a member of the Music Education Committee of CARAS.

        Stewart Lyons.    Stewart Lyons is our Executive Vice President. Mr. Lyons joined us at inception and worked with XM throughout its critical launch and early growth period. Mr. Lyons joined us while he was employed at Scotia Capital Inc., where, from 2003 to 2005, he served as an interest rate derivatives trader in Global Trading. From 1999 to 2001, Mr. Lyons worked as the Director of Operations for the Toronto 2008 Olympic Bid. Mr. Lyons has an MBA from the University of Toronto and an LLB from Osgoode Hall Law School.

        Donald McKenzie.    Donald McKenzie is our Senior Vice President Sales and Marketing. Mr. McKenzie has more than 22 years experience in sales and marketing in a variety of industries, including the past 10 years in Canada's wireless telecommunications arena where he played a prominent role in the design and build of distribution channels for Clearnet, now TELUS Mobility. Mr. McKenzie began his career in advertising and product marketing where he worked with Ogilvy & Mather, Young & Rubicam, Faberge, Cadbury Beverages and CPAS Systems

        Philip Evershed.    Philip Evershed has been our Director since 2005. Mr. Evershed is a principal of Genuity, a Canadian investment bank. Prior to co-founding Genuity, Mr. Evershed spent 14 years at CIBC World Markets, most recently as Co-Head of Investment Banking and Head of Mergers and Acquisitions. Prior to joining CIBC, Mr. Evershed was Chief of Staff to the Deputy Prime Minister of Canada. Mr. Evershed has an MA (Economics) from the University of Toronto and a BA (School of Business and Economics) from Wilfrid Laurier University.

        Mat Wilcox.    Mat Wilcox has been our Director since 2005. Ms. Wilcox oversees all operations at Wilcox Group, one of Canada's largest national, independent public relations firms with offices in Toronto and Vancouver. Ms. Wilcox has provided strategic communications advice and support to CEOs of leading Canadian companies. She has also counseled global corporations entering the Canadian marketplace and provided growth strategies as they expanded across Canada.

        Gary M. Parsons.    Gary M. Parsons has been our Director since 2005. Mr. Parsons has served as Chairman of the Board of Directors of XM since May 1997. Mr. Parsons is Chairman and was previously Chief Executive Officer of Mobile Satellite Ventures L.P., and serves on the board of WorldSpace, Inc. Mr. Parsons was Chairman of the Board of Directors of Motient Corporation from March 1998 to May 2002. Previously, Mr. Parsons was with MCI Communications Corporation where he served in a variety of roles from 1990 to 1996, including most recently as Executive Vice President of MCI Communications, and as Chief Executive Officer of MCI's subsidiary MCImetro, Inc. From 1984 to 1990, Mr. Parsons was one of the principals of Telecom*USA, which was acquired by MCI. Prior to the recruitment of Hugh Panero, Mr. Parsons served as XM's Chief Executive Officer.

        Joseph A. Verbrugge.    Joseph A. Verbrugge has been our Director since 2005. Dr. Verbrugge is Senior Vice President, International Operations for XM, reporting directly to XM's Chief Executive Officer, Hugh Panero. During the eight years prior to joining XM, Dr. Verbrugge was a management consultant with The Dealy Strategy Group LLC, a Washington, DC-based advisory firm providing financial/negotiating/strategic consulting services and operational support primarily to satellite communications companies (including XM), as well as private equity and investment banking firms active in the satellite industry. For the past year, Dr. Verbrugge has been XM's executive working closely with our management team, leveraging XM's experience and strategic relationships to implement critical aspects of our business. Dr. Verbrugge holds an MBA from Georgetown University and a Ph.D. in Management Studies from Oxford University.

        Marc Comeau.    Marc J. Comeau joined our board in 2006. Mr. Comeau began his career with General Motors in 1983 as a Product Distribution Specialist in the Montreal Zone. He served in a variety of assignments leading to a District Manager position. In 1988, Marc became the Distribution Manager and in 1989 was appointed Regional Human Resources Development Manager. Mr. Comeau also served as the Regional Marketing/Business Planning Manager, Area Marketing Manager, and Montreal Zone Manager. In 1995, Marc was appointed Director Strategic Marketing and Research for Buick Motor Division in Flint. In 1997, he returned to General Motors of Canada as the General Director — Sales. Marc J. Comeau was appointed to his current position of Vice President, Sales, Service & Marketing effective April 1, 2002, and a member of the Board of Directors for General Motors of Canada Limited. In 2005, Mr. Comeau was an award recipient of Marketing Magazine's "Marketers That Mattered".

        Robert Storey.    Robert Storey has been our Director since 2005. Mr. Storey is Chairman of the consulting company MASABE and Company and President of Teraca Communications Corporation. He has worked in the broadcasting and communications industry in Canada and abroad for more than 30 years. Mr. Storey is the founding officer of South Fraser Broadcasting Ltd. and has served on the board of several private companies with broadcast and cable interests in Canada and the U.S. Mr. Storey is a two time Olympian; President of the Fédération Internationale de Bobsleigh et de Tobogganing; director of the Association of International Olympic Winter Sports Federation; director of the Canadian Olympic Committee; a member of the Canadian Olympic Committee Hall of Fame and several International Olympic Committee commissions. Mr. Storey was the Chief International Strategist for the successful Vancouver 2010 Olympic Bid.

        James W. McCutcheon, Q.C.    James W. McCutcheon has been our Director since 2005. Mr. McCutcheon practices law as independent Counsel and is an active Corporate Director. He was Counsel to McCarthy Tétrault LLP from 1990 until December 31, 2005. Mr. McCutcheon was called to the Ontario Bar in 1962. He was a founding partner of Shibley, Righton & McCutcheon in 1964. For some ten years Mr. McCutcheon practiced predominantly civil litigation before Ontario courts and tribunals. His practice was diversified to include commercial real estate, insurance, trust and corporate law. As independent Counsel, he now advises on a broad variety of litigation, corporate, individual and charity issues. Mr. McCutcheon has served as a director of many public corporations, presently CAE Inc., Dominion of Canada General Insurance Company, Empire Life Insurance Company and Guardian Capital Group Limited. Mr. McCutcheon has also served on boards of the Art Gallery of Ontario Foundation, Canadian Institute of International Affairs, Eglinton St. George's United Church, Royal Agricultural Winter Fair, Royal Ontario Museum, University Health Network Toronto, Victoria University in the University of Toronto and World Wildlife Fund (Canada).

        Pierre Boivin.    Pierre Boivin has been our Director since 2005. Mr. Boivin is President of the Montréal Canadiens, L'Arena des Canadiens Inc. and Gillett Entertainment Group. In 1994, Mr. Boivin was appointed President and Chief Executive Officer of Canstar Sports Inc., a Montréal-based public company in the hockey equipment industry. In 1995, Canstar was acquired by Nike, Inc. and formed Bauer Nike Hockey Inc., and Mr. Boivin remained Chief Executive Officer of the new company until 1999. Mr. Boivin is a member of the Board of Governors of the National Hockey League. He is Chairman of the Board of Directors of Kangaroo Media Inc. and a member of the Board of Directors of Med-Eng Inc. Mr. Boivin is also Chairman of the Sainte-Justine Hospital Foundation and member of the Board of Directors for Special Olympics Quebec as well as a member of the Centraide of Greater Montréal Campaign Committee for 2006.

B.    COMPENSATION

Remuneration of Directors

        Each of the independent directors will initially be paid an annual fee of $25,000 for serving on the board, as well as $1,000 per director for each regularly scheduled meeting of the board of directors, or a committee thereof, attended in person, and $250 for each meeting of the board of directors, or a committee thereof, attended by teleconference. In addition, the chair of each committee of the board of directors will be paid an annual fee of $10,000 ($15,000 in the case of the chair of the audit committee). We issued 25,000 options to acquire Subordinate Voting Shares to each of the independent directors. The exercise price of these options is our initial public offering price of the Subordinate Voting Shares, or $16 per Subordinate Voting Share. These options vested immediately. We intend to issue a further 25,000 options to acquire Subordinate Voting Shares to each of the independent directors on the first and second anniversary of the closing of our initial public offering. The exercise price of these options will be the then current market price of the Subordinate Voting Shares. We expect that these additional options will also vest immediately.

Executive Compensation

        The following table provides a summary of the compensation of the President and Chief Executive Officer and the Chief Financial Officer of the Company and the three most highly compensated individuals who served as executive officers of the Company (collectively, the "Named Executive Officers") for the fiscal years ended August 31, 2006 and August 31, 2005, respectively, whose total bonus and salary exceeded $150,000(1).

Long-Term Compensation
Annual Compensation
Securities Under Options Granted
Name and Principal Position	Year	Salary			Bonus	Other Annual Compensation		All Other Compensation
John I. Bitove, Chairman and Chief Executive Officer	2006 2005	$ $	250,000 250,000		$75,000 Nil	Nil Nil	1,000,000 Nil	Nil Nil
Stephen Tapp, President and Chief Operating Officer	2006 2005	$ $	400,000 183,000	(3)	$120,000 Nil	Nil Nil	500,000(2) Nil	Nil Nil
Michael Washinushi, Chief Financial Officer, Treasurer and Secretary	2006 2005	$ $	244,583 77,000	(4) (5)	$40,000 Nil	Nil Nil	300,000 Nil	Nil Nil
Ross Davies, Vice President, Programming	2006 2005		$250,000 N/A		$56,600 N/A	Nil N/A	15,000 N/A	Nil N/A
Stewart Lyons, Executive Vice President	2006 2005		$150,000 Nil		$34,800 Nil	Nil Nil	300,000 Nil	Nil Nil

Notes:

(1)
Based on the foregoing, the individuals were the only Named Executive Officers during the Company's most recent completed financial year.

(2)
In addition, in December 2005, CSR Investments, a company controlled by John I. Bitove, our Chairman and Chief Executive Officer, granted options to Mr. Tapp to acquire shares of CSR Investments with a nominal exercise price and a fair market value at that time of approximately $1.0 million.

(3)
Mr. Tapp was appointed President and Chief Operating Officer of the Company in October, 2004. His base salary was $200,000, of which $183,000 was paid to Mr. Tapp for the fiscal year ending August 31, 2005.

(4)
Mr. Washinushi's base salary was increased from $180,000 to $250,000 on October 15, 2005.

(5)
Mr. Washinushi was appointed Chief Financial Officer, Secretary and Treasurer in April, 2005. Prior to his appointment, the Company did not have a Chief Financial Officer. Mr. Washinushi's base salary was $185,000, of which $77,000 was paid to Mr. Washinushi for the fiscal year ending August 31, 2005.

Long-Term Compensation — Option Grants from December 12, 2005 to August 31, 2006

        During the most recently completed financial year, we have issued to our directors, officers and employees a total of 1,391,250 options to acquire Subordinate Voting Shares, of which 1,065,000 options were issued to the Named Executive Officers, as described below. Of these 1,065,000 options: (i) 1,050,000 options will vest in equal one-fourth annual amounts beginning on the date of the closing of our initial public offering, or December 12, 2005, and ending on the third anniversary thereof and will all vest immediately on a cessation of employment, unless employment is terminated as a result of fraud; and (ii) two-thirds of 15,000 options will vest upon the achievement by one of the Named Executive Officers, Ross Davies, of certain personal and collective performance criteria and one-ninth of 15,000 options will vest annually beginning on the date of the grant, or July 13, 2006, and ending on the second anniversary of the date of grant. We, prior to the closing of our initial public offering on December 12, 2005, issued to our directors, officers and employees a further 1,125,000 options to acquire Subordinate Voting Shares, of which 1,050,000 were issued to the Named Executive Officers, as described below.

Name	Subordinate Voting Shares Under Options	Per Cent of Total Options(1)	Exercise Price		Market Value of Subordinate Voting Shares Underlying Options at the Date of Grant	Expiration Date
John I. Bitove, Chairman and Chief Executive Officer	500,000 500,000	19.87% 19.87%	$ $	0.01 16.00	N/A $8,000,000	December 12, 2012(2) December 12, 2012(2)
Stephen Tapp, President and Chief Operating Officer	250,000 250,000	9.94% 9.94%	$ $	0.01 16.00	N/A $4,000,000	December 12, 2012(2) December 12, 2012(2)
Michael Washinushi, Chief Financial Officer, Treasurer Secretary	150,000 150,000	5.96% 5.96%	$ $	0.01 16.00	N/A $2,400,000	December 12, 2012(2) December 12, 2012(2)
Ross Davies, Vice President, Programming	15,000	0.60%		$8.74	$131,100	July 13, 2013(3)
Stewart Lyons, Executive Vice President	150,000 150,000	5.96% 5.96%	$ $	0.01 16.00	N/A $2,400,000	December 12, 2012(2) December 12, 2012(2)

Notes:

(1)
Assuming a total of 2,516,250 options outstanding.

(2)
The expiration date of these options is or will be, as applicable, seven years from the closing of our initial public offering, which occurred on December 12, 2005.

(3)
The expiration date of these options is or will be, as applicable, seven years from the date of grant, which occurred on July 13, 2006.

Long-Term Compensation — Option Grants During The Current Financial Year

        No options have yet been granted to the Named Executive Officers during the 2007 fiscal year.

Employment Agreements

        We have entered into employment agreements with the Named Executive Officers and other members of senior management, certain material terms of which are summarized below.

        John I. Bitove.    The employment agreement with Mr. Bitove is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $250,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Bitove's employment and for a period of 24 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Bitove's employment is terminated for any reason other than for cause, Mr. Bitove will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination. If Mr. Bitove's employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Bitove will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination.

        Stephen Tapp.    The employment agreement with Mr. Tapp is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $400,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Tapp's employment and for a period of 24 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Tapp's employment is terminated for any reason other than for cause, Mr. Tapp will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination. If Mr. Tapp's employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Tapp will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination.

        Michael Washinushi.    The employment agreement with Mr. Washinushi is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $250,000 and eligibility to receive a maximum annual bonus of up to 60% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Washinushi's employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Washinushi's employment is terminated for any reason other than for cause, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Washinushi's employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 18 months following the date of such termination.

        Ross Davies.    The employment agreement with Mr. Davies is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $250,000 and eligibility to receive a maximum annual bonus of up to 60% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Davies's employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Davies's employment is terminated for any reason other than for cause, Mr. Davies will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Davies's employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Davies will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 18 months following the date of such termination.

        Stewart Lyons.    The employment agreement with Mr. Lyons is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $150,000 and eligibility to receive a maximum annual bonus of up to 50% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Lyons' employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Lyons' employment is terminated for any reason other than for cause, Mr. Lyons will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Lyons' employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Lyons will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 18 months following the date of such termination.

        Donald McKenzie.    The employment agreement with Mr. McKenzie is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $250,000 and an annual target bonus of 50% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. McKenzie's employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. McKenzie's employment is terminated for any reason other than for cause, Mr. McKenzie will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination.

C.    BOARD PRACTICES

        Our board of directors has three committees: an audit committee (the "Audit Committee"); a compensation committee (the "Compensation Committee"); and a corporate governance committee (the "Corporate Governance Committee"), all of which are comprised entirely of independent directors.

Audit Committee

        The Directors appointed the Audit Committee, which consists of three (3) Directors, all of whom are independent and financially literate within the meaning of applicable securities laws. The Audit Committee is responsible for the oversight and supervision of:

  •
  our accounting and financial reporting practices and procedures;

  •
  the adequacy of our internal accounting controls and procedures; and

  •
  the quality and integrity of our financial statements.

        In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor's examination into specific areas of our business. The Audit Committee has a written charter and procedures to address complaints regarding accounting, internal accounting controls or auditing matters and has established a procedure to address confidential, anonymous employee submissions of concerns regarding questionable accounting or auditing matters.

        During the fiscal year ended August 31, 2006, the Audit Committee of the Company consisted of the following three directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. Pierre Boivin serves as Chairman of the Audit Committee. During the fiscal year ended August 31, 2006, the Audit Committee met 3 times.

Compensation Committee

        The Compensation Committee reviews and makes recommendations to the board concerning the appointment of our officers and the hiring, compensation, benefits and termination of our senior executive officers and all other key employees. The committee will annually review the Chief Executive Officer's goals and objectives for the upcoming year and provide an appraisal of the Chief Executive Officer's performance. The committee administers and makes recommendations regarding the operation of our stock option plan as previously described.

        Our Compensation Committee Charter provides that profitable growth is fundamental to our long-term viability. In each year of profitable operation, a nominal percentage (as determined by the Compensation Committee) of our pre-tax profits for that year, shall be included as part of the overall annual compensation plan for our senior officers (as recommended by the Chief Executive Officer with concurrence by the Compensation Committee). For the purposes of determining the amount of this payment, any compensation earned by any officer in the corresponding year under any existing compensation arrangement shall be deducted from the amount otherwise payable to such officer under these profit sharing arrangements. The Compensation Committee Charter additionally provides that a nominal percentage of pre-tax profits in each profitable year shall be allocated to charitable foundations or social causes (as recommended by the Chief Executive Officer with concurrence by the Compensation Committee). The Compensation Committee, in exercising its fiduciary obligation, shall ensure that these nominal profit sharing allocations remain consistent with appropriate overall executive compensation levels and annual budget objectives and performance.

        All members of this committee are directors who are independent within the meaning of applicable securities laws.

Corporate Governance Committee

        The Corporate Governance Committee is responsible for developing our approach to corporate governance issues, advising the board in filling vacancies on the board and periodically reviewing the composition and effectiveness of the board and the contribution of individual directors. All members of this committee are directors who are independent within the meaning of applicable securities laws.

        During the fiscal year ended August 31, 2006, the Compensation and Corporate Governance Committee consisted of the following three directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. James W. McCutcheon serves as Chairman of the Corporate Governance Committee.

D.    EMPLOYEES

        As of October 31, 2006, we had 107 full-time equivalent employees, which included 5 members of senior management and 102 employees working in Finance, Human Resources, Sales & Marketing, Programming, Infrastructure and IT. This is an increase of 22 full-time equivalent employees since February 28, 2006, the disclosure date with respect to our exchange offer of senior notes. We have also engaged Accenture Inc. to design, build, and deploy a subscriber management system that includes billing, customer care, supply chain, subscriber management and radio provisioning systems. In addition, we rely upon a number of consultants and other advisors. The extent and timing of any increase in staffing will depend on the availability of qualified personnel and other developments in our business. None of our employees are represented by a labor union, and we believe that our relationship with our employees is good.

E.    SHARE OWNERSHIP

        The following table sets forth the names of the Company's Named Executive Officers and directors and the number of Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Name	Subordinate Voting Shares Beneficially Owned or Controlled as of November 15, 2006(1)	Percent of total shares held
John I. Bitove	27,248,561(2)	57.21%
Stephen Tapp(3)	N/A	N/A
Michael Washinushi(3)	N/A	N/A
Ross Davies(3)	N/A	N/A
Stewart Lyons(3)	N/A	N/A
Philip Evershed	Nil	Nil
Mat Wilcox	156,555	0.33%
Gary M. Parsons	Nil	Nil
Joseph A. Verbrugge	Nil	Nil
Marc Comeau	Nil	Nil
Robert Storey	5,000	0.01%
James W. McCutcheon	10,000	0.02%
Pierre Boivin	Nil	Nil

Notes

(1)
Individual directors have furnished information as to Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned by them, directly or indirectly, or over which they exercise control or direction.

(2)
27,142,711 Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, are controlled indirectly by John I. Bitove through CSR Investments.

(3)
Individual beneficially owns less than 1% of all Subordinate Voting Shares and individual's share ownership previously has not been disclosed to shareholders or otherwise made public.

Stock Option Plan

        We have established a stock option plan (the "Plan") for our employees, directors, senior officers and consultants and our affiliates. The Plan was established to provide additional incentives for us and our affiliates to attract and retain employees, directors, senior officers and consultants.

        Under the Plan, options to purchase our Subordinate Voting Shares may be granted by the board of directors to our, and our affiliates, directors, senior officers, employees and consultants. Options granted under the Plan will have an exercise price of not less than the volume weighted average trading price of the Subordinate Voting Shares on the stock exchange on which the Subordinate Voting Shares are traded for the five trading days immediately preceding the day on which the option is granted. The maximum aggregate number of Subordinate Voting Shares which may be subject to options under the Plan is 10% of our shares outstanding from time to time. As a result, any increase in the issued and outstanding shares will result in an increase in the available number of the Subordinate Voting Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan, effectively resulting in a re-loading of the number of options available to grant under the Plan. The number of shares issuable to insiders, at any time, under all our security-based compensation arrangements, cannot exceed 10% of the number of shares in our capital that are outstanding from time to time. Similarly, the number of shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the number of shares in our capital that are outstanding from time to time.

        Unless the Board decides otherwise, options granted under the Plan will vest over a five-year period and may be exercised in whole or in part at any time as to one-fifth on each anniversary of the grant date for the five-year period. Unless the Board decides otherwise, options will expire on the seventh anniversary of the grant date. Any option not exercised prior to the expiry date will become null and void.

        In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the board of directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances where such optionee's employment is terminated in connection with such transactions, such accelerated vesting will be automatic.

        Unless the Board decides otherwise, options granted under the Plan terminate on the earlier of the expiration date of the option or 180 days following the death of the optionee, termination of the optionee's employment because of permanent disability, termination of the optionee's employment because of the retirement of an optionee or as a result of such optionee ceasing to be a director, 30 days following termination of an optionee's employment without cause or immediately upon an optionee's employment being terminated for cause.

        We have issued to our directors, officers and employees a total of 2,516,250 options to acquire Subordinate Voting Shares. On or after the closing of our initial public offering on December 12, 2005, we issued to our directors, officers and employees a total of 1,391,250 options to acquire Subordinate Voting Shares. Of these 1,391,250 options: (i) 1,075,000 options will vest in equal one-fourth annual amounts beginning on the date of the closing of our initial public offering, or December 12, 2005, and ending on the third anniversary thereof and will all vest immediately on a cessation of employment, unless employment is terminated as a result of fraud; (ii) 10,000 options will vest on July 1, 2007, 20,000 options will vest on the first anniversary thereafter, and 20,000 options will vest on the second anniversary thereafter; (iii) 25,000 options vested immediately on the date of the closing of our initial public offering on December 12, 2005; (iv) two-thirds of 241,250 options will vest upon the achievement by the key employees of certain personal and collective performance criteria and one-ninth of 241,250 options will vest annually beginning on the date of the grant, or July 13, 2006, and ending on the second anniversary of the date of grant. We, prior to the closing of our initial public offering on December 12, 2005, issued to our directors, officers and employees a further 1,125,000 options to acquire Subordinate Voting Shares. The following chart sets out the number of options to purchase Subordinate Voting Shares issued to the groups of individuals identified below:

Group	Number of Persons Holding Option	Number of Options	Exercise Price		Market Value on Date of Grant		Expiration Dates
Named Executive Officers and Former Named Executive Officers	4 4 1	1,050,000 1,050,000 15,000	$ $ $	0.01 16.00 8.74	$ $	N/A 16,800,000 131,100	December 12, 2012(1) December 12, 2012(1) July 13, 2013
Directors and Former Directors who are not Named Executive Officers	3	75,000		$16.00		$1,200,000	December 12, 2012(1)
Current and Former Employees	1 1 1 Greater than 10	50,000 25,000 25,000 226,250	$ $ $ $	8.74 0.01 16.00 8.74	$ $ $	437,000 N/A 400,000 1,977,425	July 13, 2013 December 12, 2012(1) December 12, 2012(1) July 13, 2013
Consultants	—	—		—		—	—

Notes:

(1)
The expiration date of these options is or will be, as applicable, seven years from the closing of our initial public offering.

        As at the date hereof, our directors and Named Executive Officers hold options to acquire an aggregate of 2,190,000 of our Subordinate Voting Shares, our employees hold options to acquire an aggregate of 326,250 of our Subordinate Voting Shares, and no consultants hold any options.

        Reference is made to "Item 6 — Directors, Senior Management and Employees — Compensation — Executive Compensation" above for information regarding the number of options held by each of the Named Executive Officers, including the exercise price, the percent of options outstanding and the expiration date of the options.

Item 7 — Major Shareholders And Related Party Transactions

A.    MAJOR SHAREHOLDERS

        The following table shows the name of each person or company who, as at November 23, 2006, owned of record, or who, to our knowledge, owned beneficially, directly or indirectly, more than 5% of our Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares.

Principal Shareholder	Type of Ownership	Number of Subordinate Voting Shares	Percentage of Subordinate Voting Shares Outstanding
CSR Investments(1)	Direct	27,142,711	56.99%
XM Holdings	Direct	11,077,500	23.26%
General Motors of Canada Limited	Direct	3,323,250	6.98%

Notes:

(1)
CSR Investments is controlled by John I. Bitove, our Chairman and Chief Executive Officer.

B.    RELATED PARTY TRANSACTIONS

        John I. Bitove is the Chairman and Chief Executive Officer of the Company and the controlling shareholder of CSR Investments, the controlling shareholder of the Company. The Company was established for the purpose of making satellite radio service available to the Canadian public on a commercial basis. To achieve this purpose, John I. Bitove and the Company entered into an Memorandum of Agreement with XM dated August 7, 2003. Prior to completing the Memorandum of Agreement, the Company commenced some initial assessments and investigation of satellite radio for Canada. The Memorandum of Agreement confirmed the binding arrangements for the parties to work together to obtain a Canadian broadcast licence to operate a subscription-based satellite radio service in Canada. In addition, the Memorandum of Agreement also included the non-binding arrangements with respect to a future licence arrangement between the parties, the equity structure, corporate governance and other matters impacting the launch, marketing and operations of the satellite radio service in Canada.

        The Company contracted the services of another company controlled by John I. Bitove to manage and fund the process of applying for and obtaining a Canadian broadcast licence for its planned satellite radio service. The Company was required to reimburse all direct costs as they were incurred throughout the period of the licence application and up to the time of the initial public offering of Class B Non-Voting Shares. An additional amount was payable based on the level of direct costs. This total amount, reported as indirect costs in the consolidated statements of operations and deficit, includes an element for all indirect costs incurred by John I. Bitove or any company controlled by John I. Bitove during the periods presented. As at August 31, 2006, the amount owing was $nil (2005 — $10,528,029).

        In 2003, CSR Investments granted 34,918 options to acquire shares of CSR Investments at a nominal exercise price to a director of CSR Investments who, in fiscal 2005, became an officer of the Company. The grant included anti-dilution provisions which entitled the director to a 5% interest in CSR Investments. These options vested upon receiving the regulatory approval for the CRTC licence. The grant date fair value of each option was $15.75. The compensation cost related to these options has been included in indirect costs in fiscal 2005, 2004 and 2003. The estimated fair value of the options was based on the same value arising from the $15 million of equity contributed to the Company by CSR Investments.

        In June 2005, CSR Investments granted 21,868 options to acquire shares of CSR Investments at $7.54 per share to certain consultants that provided services to the Company, employees of a company related to CSR Investments and an officer of the Company. These options had a grant date fair value of $152 per option and a total estimated fair value of $3.3 million. Approximately 75% of these options were vested and exercisable immediately and, accordingly, the compensation cost has been included in indirect costs in fiscal 2005. These options expire in June 2008. The remaining options vest in June 2008, expire in December 2008 and compensation costs are being expensed as stock-based compensation, starting with fiscal 2005, over the three-year vesting period. The estimated fair market value of the options was determined using the Black-Scholes valuation model using the following assumptions: estimated fair value of CSR Investments of $160 per share; risk-free interest rate of 5%; expected lives of 3 years; dividend yield of nil%; and volatility of 82.5%.

        In December 2005, through a series of steps including the amalgamation of the Company with 2087609 Ontario Inc., the existing option holders exercised half of their options and received 1,007,289 Class A Subordinate Voting Shares. This series of steps represented a modification of the options and has resulted in an additional stock-based compensatory expense of approximately $3 million in the three months ended February 28, 2006. The Company did not receive any consideration on the exercise of these options.

        In December 2005, 2,403 options of CSR Investments were granted to an officer of the Company with a nominal exercise price. These options vest over three years but may be accelerated if the employee ceases to be employed by the Company. Accordingly, an additional stock-based compensatory expense of approximately $1 million was recorded in the year ended August 31, 2006. These options were valued using the Black-Scholes valuation model using the following assumptions: fair value of CSR Investments of $416 per share, risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%.

        As described in note 8 to the annual audited financial statements (see Item 18), XM has a 23.30% interest in the Company. See notes 7 and 13 of the annual audited financial statements (see Item 18) for transactions with and amounts owed to XM.

        During the year ended August 31, 2006, CSR Investments advanced $300,000 to the Company. This loan is non-interest-bearing, has no fixed terms of repayment and is included in accounts payable. In addition, during the year ended August 31, 2006, CSR Investments incurred $3,049,291 of costs related to the Company's licence application process. This amount has been included in contributed surplus.

        During the year ended August 31, 2006, the Company received printing services from AMI Printing valued at approximately $1,776,926. An affiliate of CSR Investments holds an indirect minority interest in AMI Printing.

        During the year ended August 31, 2006, the Company entered into a payroll service agreement with KIT LP for an annual amount of $20,000. In addition, the Company sold approximately $55,000 of advertising to KIT LP during the year. KIT LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by John I. Bitove.

        During the year ended August 31, 2006, the Company entered into a marketing agreement with Vision Group of Companies (Vision), under which the Company received field marketing services valued at approximately $1,965,735. The principal of Vision is related to John I. Bitove.

        The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

        The Company believes that the terms of the related party transactions described below were no less favorable than reasonably could be expected to be obtained from unaffiliated parties based on data obtained from independent sources of the fair market value of similar transactions.

        During the year ended August 31, 2006, the Company incurred consulting services related to public relations from the Wilcox Group totalling $725,015. A director of the Company is the principal of the Wilcox Group.

        During the year ended August 31, 2006, the Company incurred $143,326 of expenses related to the lease of its Toronto studio from a company controlled by John I. Bitove. The Company has leased this property for a 15-year period for a total amount of approximately $1.9 million.

C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

Item 8 — Financial Information

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Our consolidated balance sheets as at August 31, 2005 and 2006 and consolidated statements of operations shareholder's equity and cash flows for the years ended August 31, 2004, 2005 and 2006, including the notes thereto and together with the auditors' report thereon, are presented at Item 18 of this annual report.

B.    SIGNIFICANT CHANGES

        Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since August 31, 2006.

Item 9 — The Offer And Listing

A.    OFFER AND LISTING DETAILS

        Not applicable.

B.    PLAN OF DISTRIBUTION

        Not applicable.

C.    MARKETS

        Not applicable.

D.    SELLING SHAREHOLDERS

        Not applicable.

E.    DILUTION

        Not applicable.

F.     EXPENSES OF THE ISSUER

        Not applicable.

Item 10 — Additional Information

A.    SHARE CAPITAL

        Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

        The Articles of Amalgamation of the Company have been previously filed by us as Exhibit 3.1 of Canadian Satellite Radio Holdings Inc.'s Amendment No.1 to the Registration Statement on Form F-4 dated June 28 2006, Registration Statement No. 333-134004. Our Articles of Amalgamation are referred to as our "Articles". The following is a summary of certain provisions of our Articles and bylaws:

1. On December 8, 2005, Canadian Satellite Radio Holdings Inc. and 2087609 Ontario Inc. amalgamated under Part XIV of the Business Corporations Act (Ontario), into a single company using the name "Canadian Satellite Radio Holdings Inc." with the Ontario Corporation Number 1681731. The Articles provide no restrictions on the business that the Company may carry on or on the powers that the Company may exercise.

2. Subject to any restriction which may from time to time be include in the Articles or our bylaws, or the terms, rights or restrictions of any of our shares or securities outstanding, our directors may authorize us, by simple resolution to: (i) borrow money on the credit of the Company; (ii) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured; (iii) to the extend permitted by the Business Corporations Act (Ontario), give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in al or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any such bond, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

        Neither the Articles nor our bylaws contain provisions with respect to (i) directors' power to vote on a proposal, arrangement or contract in which the director is materially interested; (ii) directors' power, in the absence of an independent quorum, to vote compensation themselves or any members of their body; (iii) the retirement or non-retirement of our directors under an age limit requirement; or (iv) the number of shares, if any, required for the qualification of our directors.

3. The rights, preferences and restrictions attaching to our Class A Subordinate Voting Shares, Class B Voting Shares and Class C Non-Voting Shares are set forth below:

(a) Dividend rights: Subject to the prior rights of the holders of any other shares ranking senior to the Class A Subordinate Voting Shares, the Class B Voting Shares and the Class C Non-Voting Shares in respect of priority in the payment of dividends, the holders of Class A Subordinate Voting Shares, Class B Voting Shares and Class C Non-Voting Shares shall be entitled to participate at the same time in any dividend, whether in cash, in shares of the Corporation or otherwise, which may be declared or paid on any class of such shares, such participation to be, with respect to the Class A Subordinate Voting Shares and the Class C Non-Voting Shares, on an equal per share basis, including without limitation with respect to the amount per share of the dividend (the "Dividend Amount"), and to be, with respect to the Class B Voting Shares, an amount per share equal to one-third (1/3) of the Dividend Amount.

(b) Voting rights: At all meetings of shareholders of the Company, except meetings at which only holders of another class of shares are entitled to vote, the holders of the Class A Subordinate Voting Shares shall be entitled to one (1) vote in respect of each Class A Subordinate Voting Share and the holders of the Class B Voting Shares shall be entitled to one (1) vote in respect of each Class B Voting Share.

        The holders of the Class C Non-Voting Shares shall be not be entitled to vote at any meetings of the shareholders of the Company (except where the holders of a specified class of shares are entitled to vote separately as a class as provided in the Business Corporations Act (Ontario), in which case each holder of Class C Non-Voting Shares shall be entitled to one (1) vote in respect of each Class C Non-Voting Share). The holders of the Class C Non-Voting Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the articles of the Corporation to:

  (i)
  increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

  (ii)
  effect an exchange, reclassification or cancellation of the shares of such class or series; or

  (iii)
  create a new class or series of shares equal or superior to the shares of such class or series.

(c) Rights to share in our profits: Other than as described in paragraph (a) above and paragraph (d) below, None.

(d) Rights upon liquidation: In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, all of the remaining property of the Corporation available for distribution to the holders of the Class A Subordinate Voting Shares, the Class B Voting Shares and the Class C Non-Voting Shares (the "Remaining Property") shall, subject to the prior rights of the holders of any shares ranking senior to the Class A Subordinate Voting Shares, the Class B Voting Shares and the Class C Non-Voting Shares in respect of any such distribution, liquidation, dissolution or winding-up of the Corporation or other distribution of assets among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, be paid or distributed to the holders of the Class A Subordinate Voting Shares, the Class B Voting Shares and the Class C Non-Voting Shares such that the holders of the Class A Subordinate Voting Shares and the Class C Non-Voting Shares share equally in the Remaining Property on a per share basis, and the holders of the Class B Voting Shares each receive, on a per share basis, one-third of the amount paid or distributed, on a per share basis, to the holders of the Class A Subordinate Voting Shares and the Class C Non-Voting Shares.

(e) Redemption provisions: None.

(f) Sinking fund provisions: None.

(g) Liability to further capital calls by us: None.

(h) Provisions discriminating against existing or prospective holders of shares as a result of such holder owning a substantial number of shares: None.

4. Under the Business Corporations Act (Ontario), (i) the Articles may be amended by the affirmative vote of the holders of two-thirds of the votes cast by the shareholders at a special meeting called for that purpose; and (ii) our bylaws may be amended by the directors, by resolution.

5. The directors and each of the chair of the board, the president and the chief executive officer have the power to call annual meetings of shareholders and special meetings of shareholders. Annual meetings of shareholders and special meetings of shareholders will be held on the date and at the time and place in or outside Ontario as the person(s) calling the meeting determine.

        If the Company is not a distributing corporation, the time period to provide notice of the time and place of a meeting of shareholders is not less than twenty-one (21) days and not more than sixty (60) days before the meeting.

        The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at the meeting, the directors, the officers, the auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted with the consent of the chair of the meeting or the persons present who are entitled to vote at the meeting.

        A quorum of shareholders is present at a meeting of shareholders if the holders of not less than five (5)% of the shares entitled to vote at the meeting are present in person or represented by proxy, and at least two persons entitled to vote at the meeting are actually present at the meeting.

        The chair of any meeting of shareholders is the first mentioned of the following officers that is present at the meeting: (i) the chair of the board; (ii) the president; or (iii) a vice-president (in order of corporate seniority). If no such person is present at the meeting, the persons present who are entitled to vote shall choose a director who is present, or a shareholder who is present, to chair the meeting.

6. The Company owns all of the outstanding shares of CSR Inc., which holds the licence from the CRTC under the Broadcasting Act (Canada). The Governor General in Council (i.e., the cabinet of the Canadian federal government) has, pursuant to its authority under the Broadcasting Act, issued a direction setting out the legal requirements relating to Canadian ownership and control of broadcasting undertakings entitled the Direction to the CRTC (Ineligibility of Non-Canadians) (the "Direction"). Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a parent company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled, directly or indirectly, by non-Canadians. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of the operating company must be Canadian. In addition, where the parent company is less than 80% Canadian-owned, the parent company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company. CSR Inc. has formed a programming committee. There are no restrictions on the number of non-voting shares that may be held by the non-Canadians at either the parent company or licensee operating company level. The CRTC, however, retains the discretion under the Direction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

        The Articles give our board of directors the authority to restrict the issue, transfer and voting of our Class A Subordinate Voting Shares and Class B Voting Shares, and the issue and transfer of our Class C Non-Voting Shares, for the purpose of ensuring that we remain qualified to hold, obtain, maintain, renew or amend any licence pursuant to any broadcasting legislation or other licence required in order to carry on any broadcasting undertaking.

7. The Board of Directors can refuse to register a transfer of any Class A Subordinate Voting Share or Class B Voting Share, if the transfer would, in the opinion of the Board of Directors, jeopardize the Company remaining qualified to hold, obtain, maintain, renew or amend any licence pursuant to any broadcasting legislation or other licence required in order to carry on any business related to business and ensuring that the Corporation, or any corporation in which the corporation has a direct or indirect interest though the holding of shares in that or other corporations, is not in breach of any Broadcasting Legislation or the terms of any Licence held by the Corporation, or such corporation in which the Corporation has a direct or indirect interest through the holding of shares in that or other corporations, required in order to carry on a Broadcasting Business.

8. Not applicable.

9. Not applicable.

10. Not applicable.

C.    MATERIAL CONTRACTS

        The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or our subsidiary is a party:

(a) XM System License Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

        Reference is made to "Item 4 — Information on the Company — Business Overview — Operational Agreements".

(b) Programming Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

        Reference is made to "Item 4 — Information on the Company — Business Overview — Operational Agreements".

(c) Repeater Purchase Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

        Reference is made to "Item 4 — Information on the Company — Business Overview — Other Agreements".

(d) Technical Services Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

        Reference is made to "Item 4 — Information on the Company — Business Overview — Other Agreements".

(e) Trademark License Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

        Reference is made to "Item 4 — Information on the Company — Business Overview — Other Agreements".

(f) Distribution Agreement, effective as of November 10, 2005, by and among General Motors of Canada Limited, Canadian Satellite Radio Inc. and XM Satellite Radio Inc.

        Reference is made to "Item 4 — Information on the Company — Business Overview — GMCL Distribution Arrangement".

(g) Credit Agreement, effective November 17, 2005, by and among Canadian Satellite Radio Inc., Canadian Satellite Radio Holdings Inc. and XM Satellite Radio Holdings Inc. (the "XM Credit Facility")

        We have a commitment for a US$45 million standby credit facility from XM for the purchase of terrestrial repeaters and the payment of subscription royalties to XM and interest on outstanding debt on the credit facility as these are incurred. The following is a summary of certain material terms of the XM Credit Facility, and is not intended to be complete.

        Interest on amounts outstanding under the XM Credit Facility will accrue quarterly at a rate of 9.0% per annum and be payable through additional borrowings under the XM Credit Facility until availability under the XM Credit Facility is exhausted, and thereafter in cash. We have also guaranteed the obligations outstanding under the XM Credit Facility.

        XM has the right to convert any amount outstanding under the XM Credit Facility into our Subordinate Voting Shares at any time at the initial public offering price. In addition, any amount outstanding under the XM Credit Facility shall be automatically converted into Subordinate Voting Shares upon the occurrence of: (i) our having three consecutive quarters of positive EBITDA; (ii) our shares being listed on a major U.S. or Canadian stock exchange following an initial public offering of our securities for gross proceeds in excess of $25 million; and (iii) our publicly traded shares having an average closing price over any ten consecutive trading days that is greater than 250% of the price at which our securities were issued and sold pursuant to our initial public offering. The conversion price shall be our initial public offering price.

        The XM Credit Facility permits us to incur up to US$125 million of unsecured bond debt. For so long as any notes issued under the Indenture (as defined below) are outstanding and unsecured (other than the lien on the interest reserve account), the XM Credit Facility will not be secured. As an alternative to unsecured bond debt, if in the future we cease to have unsecured bond debt outstanding, the XM Credit Facility permits the incurrence of senior bank indebtedness in an aggregate principal amount up to $75 million and pari passu secured indebtedness up to US$5 million (approximately $6 million). In that event, the XM Credit Facility would become secured by a first priority lien on any terrestrial repeaters purchased with funds from the credit facility and a lien on all the remaining assets of CSR Inc. (excluding the CRTC license and the stock of any subsidiary holding the CRTC license). The XM Credit Facility liens on the remaining assets of CSR Inc. would be subordinated to security for senior bank indebtedness.

        The XM Credit Facility has a maturity date of December 31, 2012. The XM Credit Facility contains customary covenants and financial condition tests and periodic and episodic reporting obligations. The various covenants, financial ratios and financial condition tests are not in effect until funds have been drawn under the XM Credit Facility. These covenants include, without limitation, restrictions on our ability to pay dividends. The breach of any of these covenants could result in a breach under the XM Credit Facility.

(h) Indenture (the "Indenture") relating to US$100 million aggregate principal amount of 12.75% Senior Notes due February 15, 2014, dated February 10, 2006, by and among Canadian Satellite Radio Holdings Inc., the guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee.

        On February 10, 2006, we issued US$100 million aggregate principal amount of 12.75% Senior Notes with a 3 year interest reserve (as described below), due February 15, 2014. Interest on these notes is payable in cash on February 15 and August 15 of each year, beginning on August 15, 2006.

These notes are jointly and severally and fully and unconditionally guaranteed on a senior unsecured basis by all of our current restricted subsidiaries and each of our future material restricted subsidiaries.

These notes are senior unsecured obligations. They rank equal in right of payment to any future senior indebtedness, senior in right of payment with any future subordinated indebtedness and effectively subordinated to any secured indebtedness to the extent of any collateral securing such indebtedness. Before February 15, 2009, we may, at our option, redeem up to 25% of the notes with the proceeds of certain sales of our equity.

At any time on or after February 15, 2010, we may redeem all or a part of the notes at the redemption prices specified in the Indenture, plus accrued and unpaid interest, liquidated damages, if any, and additional amounts, if any, to the date of redemption. In addition, prior to February 15, 2009, we may redeem up to 25% of the notes with the net proceeds of certain equity offerings at 112.75% of the aggregate principal amount thereof, plus accrued and unpaid interest, liquidated damages, if any, and additional amounts, if any, to the date of redemption, provided at least 75% of the aggregate principal amount of the notes remains outstanding after the redemption.

Subject certain exceptions and qualifications, the Indenture, among other things, limits our ability and the ability of our restricted subsidiaries to:

  •
  incur additional indebtedness and issue preferred stock;

  •
  pay dividends and make distributions in respect of the capital stock;

  •
  repurchase stock or repay subordinated indebtedness;

  •
  make certain investments;

  •
  transfer, sell or make certain dispositions of assets or engage in sale and leaseback transactions;

  •
  incur liens;

  •
  enter into transactions with affiliates;

  •
  create dividend or other payment restrictions affecting restricted subsidiaries; and

  •
  merge, consolidate, amalgamate or sell all or substantially all of our assets to another person.

(i) Interest Reserve and Security Agreement, dated February 10, 2006, by and among Canadian Satellite Radio Holdings Inc., as guarantor, Canadian Satellite Radio Inc. and The Bank of Nova Scotia Trust Company of New York, as Interest Reserve Agent and Trustee.

        Approximately US$35.5 million of the proceeds of our offering of notes was deposited into an interest reserve account in the United States. Funds in this account are invested in U.S. government securities, of which we are the beneficial owners. Funds and other assets held in the interest reserve account have been pledged to secure the payment and performance when due of our obligations under the Indenture with respect to the notes and we have also granted to the trustee for the benefit of itself and the holders of the notes, a first priority security interest in the interest reserve account. These funds have been designated for the first six payments of interest on the notes. Any funds remaining in the interest reserve account after the sixth interest payment on the notes has been made, in accordance with the Indenture, will be disbursed from the interest reserve account to us.

D.    EXCHANGE CONTROLS

        None.

E.    TAXATION

        ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH U.S. HOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Certain U.S. Federal Income Tax Considerations

        The following summary describes certain U.S. federal income tax consequences to U.S. persons (as defined below) of the ownership and disposition of exchange notes acquired in the exchange offer. Subject to the exceptions, assumptions and qualifications set forth below, the discussion accurately reflects the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of exchange notes acquired in the exchange offer. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion assumes that U.S. persons holds the exchange notes as capital assets ("U.S. Holders") within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address the tax consequences to holders that are not U.S. Holders or the tax consequences that may be relevant to particular initial investors in light of their personal circumstances or to certain types of initial investors subject to special tax rules (such as brokers, banks and other financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates or former long-term residents of the U.S., investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, investors that hold notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). In addition, this discussion does not include any description of estate and gift tax consequences, or the tax laws of any state, local or foreign government that may he applicable to the exchange notes.

        No rulings from the U.S. Internal Revenue Service (the "IRS") have been or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not disagree with or challenge any position taken herein regarding the tax consequences of the ownership or disposition of the exchange notes, or that any such position, if challenged, would be sustained.

        EACH U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO SUCH HOLDER IN LIGHT OF ITS PARTICULAR SITUATION WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY OTHER RELEVANT FOREIGN, STATE, LOCAL, OR OTHER TAXING JURISDICTION.

        As used herein, the term "U.S. person" means a beneficial owner of an exchange note that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or of any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the trust's administration and one or more "United States persons" (within the meaning of the Code) have authority to control all substantial decisions of such trust, or (B) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and has a valid election in effect to continue to be so treated.

        If a partnership or other pass-through entity holds the exchange notes, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass-through entity that holds exchange notes, you should consult your tax advisor.

Taxation of Interest on Exchange Notes

        Stated interest on an exchange note will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's method of accounting for tax purposes. In addition to interest on the exchange notes, a U.S. Holder will be required to include as income any Additional Amounts paid as a result of the imposition of foreign withholding taxes (see "Description of Exchange Notes-Additional Amounts"). As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives.

Market Discount

        If a U.S. holder acquired an exchange note for an amount that is less than its principal amount, then subject to a statutory de minimus rule, the difference will be treated as market discount. Market discount generally accrues on a straight-line basis over the remaining term of the exchange note. Upon an irrevocable election, however, market discount will accrue on a constant yield basis. A U.S. Holder might be required to defer all or a portion of the interest expense on indebtedness incurred or continued to purchase or carry an exchange note. If a U.S. Holder elects to include market discount in gross income currently as it accrues, the preceding rules relating to the recognition of market discount and deferral of interest expense will not apply. An election made to include market discount in gross income as it accrues will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the IRS.

Sale, Redemption or Retirement of the Exchange Notes

        Upon the sale, redemption, retirement at maturity or other taxable disposition of an exchange note, a U.S. Holder generally will recognize gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in an exchange note generally will be its cost for the note increased by any accrued market discount previously included in income through the date of disposition. A gain or loss recognized on the disposition of an exchange note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the note is treated as having been held for more than one year. In the case of a U.S. Holder who is a non-corporate taxpayer, including an individual, the maximum US federal income tax rate on net long-term capital gain is 15%. The deductibility of capital losses is subject to limitations.

Foreign Tax Credit Considerations

        If interest payments on the exchange notes become subject to Canadian withholding taxes, a U.S. Holder may be able, subject to generally applicable limitations, to claim a foreign tax credit or take a deduction for such withholding taxes imposed on interest payments (including any Additional Amounts). Interest (including any Additional Amounts) will constitute income from sources without the U.S. for U.S. foreign tax credit limitation purposes. For taxable years beginning before January 1, 2007, interest income (including any Additional Amounts) generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit limitation purposes. If, however, such withholding tax is imposed at a rate of 5% or more, such income will constitute "high withholding tax interest." The rules governing the U.S. foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors regarding the application of such rules to their particular circumstances.

        If the U.S. Holder is a U.S. resident (as defined in section 865 of the Code), gains realized upon disposition of an exchange note by such U.S. Holder generally will be U.S. source income, and disposition losses generally will be allocated to reduce U.S. source income.

Backup Withholding and Information Reporting

        Backup withholding currently at a rate of 28% and information reporting requirements may apply to certain payments of principal of, and interest on, an exchange note and to proceeds of the sale or other disposition of an exchange note before maturity, if a U.S. Holder:

  •
  fails to furnish its taxpayer identification number,

  •
  fails to certify that such number is correct,

  •
  fails to certify that such U.S. Holder is not subject to backup withholding, or

  •
  otherwise fails to comply with the applicable requirements of the backup withholding rules.

        Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemptions from backup withholding and information reporting are properly established. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such holder's U.S. federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Canadian Material Federal Income Tax Considerations for Non-Residents of Canada

        The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you exchanged old notes for new notes pursuant to any of our exchange offers or invested, as initial purchaser, in the notes, and if, for purposes of the Income Tax Act (Canada) (which we refer to as the Act) you are not resident in Canada and do not use or hold the notes in carrying on business in Canada. This summary does not apply to you if you are an insurer who carries on business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Act). This summary is based on the relevant provisions of the Act and the Regulations thereunder as in force on the date hereof, and our understanding of the administrative practices of the Canada Revenue Agency. It also assumes that specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this annual report are enacted in their present form. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

        Based on the foregoing, amounts that we pay to you as interest, principal or premium on the notes will be exempt from Canadian withholding tax provided that you deal at arm's length with us at the time we make the payments, and no other taxes on income (including taxable capital gains) will be payable under the Act in respect of the holding, redemption or disposition of notes.

F.     DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENT BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the public reference room at the prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC's Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

I.     SUBSIDIARY INFORMATION

        Not applicable.

Item 11 — Quantitative and Qualitative Disclosures About Market Risk

        The Company has formed an Investment Committee, consisting of directors and senior officers of the Company, in order monitor and account for the risks associated with fluctuations in interest rates, foreign currency exchange rates and other credit risk factors.

        To perform sensitivity analysis, we assess the risk of loss in fair values due to the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. Information provided by the analysis does not represent our view of future market changes, nor does it necessarily represent the actual changes in fair value that we would incur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. In reality, changes in one factor may result in change in another, which may magnify or counteract the sensitivities. The results of sensitivity analysis at August 31, 2006 follow.

Foreign Currency Exchange Rate Risk

        Most of our revenues and expenses are received or denominated in Canadian dollars. Under the XM License Agreement, we are not exposed to material foreign currency exchange rate risk as the monthly fees due under this agreement are payable in Canadian dollars. We are exposed to material foreign currency exchange rate risk only with respect to payments due to XM under the broadcasting agreement with the NHL and with respect to the interest payments on our U.S. dollar-denominated notes. However, until August 2009, our foreign currency exchange rate risk is reduced because the first six interest payments on our notes will be drawn from our interest reserve account, which is held in the United States in a U.S. dollar account.

        At August 31, 2006, a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, with all other variables remaining constant, would result in a $18.1 million change in the fair market value of our notes and a $7.1 million change in the value of our obligations due under the broadcasting agreement with the NHL.

Interest Rate Risk

        We are not exposed to material interest rate risk from changes in interest rates as the interest payments on our notes are fixed payments. We do however run the risk that market rates will decline and the required payments will exceed those based on current market rates. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate fluctuations.

Equity Price Risk

        As of August 31, 2006, we were not exposed to material market risk from changes in the market value of long-term investments, as we did not hold any significant publicly traded long-term investments.

Item 12 — Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13 — Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14 — Material Modifications to The Rights Of Security Holders And Use Of Proceeds

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

        There have been no modifications to the rights of security holders.

USE OF PROCEEDS

        Not applicable.

Item 15 — Controls and Procedures

        Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to them by others. As at August 31, 2006, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company's management, have concluded that the design and operation of the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

        Since the beginning of our 2006 fiscal year we have undertaken a number of actions related to our internal control over financial reporting. These actions, which we believe are consistent with the rate of growth our company experienced during the 2006 fiscal year, included increasing our staffing levels, segregating employment duties, adding an in-house legal counsel, creating a disclosure committee and adopting a policy of requiring a review of financial statements by individual department heads.

Item 16 — [RESERVED]

Item 16A — Audit Committee Financial Expert

        Our Board of Directors has determined that Pierre Boivin is an "audit committee financial expert" (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Pierre Boivin is an "independent" director, as defined under SEC rules.

Item 16B — Code of Ethics

        We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have filed a copy of this code of ethics as Exhibit 11.1 to this annual report. Any person who would like a copy of our code of ethics may request so, without charge, by contacting us at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

        We have not made any amendments to or granted a waiver from a provision of the code of ethics with respect to any of our director, officer or employees.

Item 16C — Principal Accountant Fees and Services

        PricewaterhouseCoopers LLP has served as our independent public accountant for the fiscal year ending August 31, 2006, for which audited consolidated financial statements appear in this annual report on Form 20-F.

        The Audit Committee of our Board of Directors establishes the external auditors' compensation. In 2006, our Audit Committee also established policies and procedures to pre-approve all audit and non-audit services to be performed by the external auditors, but only to the extent those services are permitted by the Sarbanes-Oxley Act of 2002 and Canadian law.

        For the fiscal year ended August 31, 2006, all of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to this "de minimis exception" under the Sarbanes-Oxley Act of 2002. The following table presents the aggregate fees for professional services and other services rendered by our independent auditor, PricewaterhouseCoopers LLP, for the fiscal year ended August 31, 2006 and 2005.

	2006	2005
Audit Fees(1)	883,500	124,000
Audit-Related Fees	—	298,000
Tax Fees	38,356	152,000
All Other Fees	—	—
Total Fees	921,856	574,000

Note:

(1)
This amount includes fees related to the review of our prospectus and debt registration documents.

Item 16D — Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

PART III

Item 17 — Financial Statements

        Not applicable.

Item 18 — Financial Statements

        Our audited balance sheets as at August 31, 2006 and our audited statement of operations and deficit and cash flows for the fiscal period ending August 31, 2006, including the notes thereto and together with auditor's report thereon, are included in this annual report beginning on page F-1.

Item 19 — Exhibit

Exhibit Number	Description
1.1	Articles of Amalgamation of Canadian Satellite Radio Holdings Inc. (incorporated by reference to Exhibit 3.1 of Canadian Satellite Radio Holdings Inc.'s Post-Effective Amendment No.1 to the Registration Statement on Form F-4 dated July 14, 2006, Registration Statement No. 333-134004).
1.2
Articles of Incorporation of Canadian Satellite Radio Inc. (incorporated by reference to Exhibit 3.2 of Canadian Satellite Radio Holdings Inc.'s Post-Effective Amendment No.1 to the Registration Statement on Form F-4 dated July 14, 2006, Registration Statement No. 333-134004).
1.3
By-laws of Canadian Satellite Radio Holdings Inc. (incorporated by reference to Exhibit 3.3 of Canadian Satellite Radio Holdings Inc.'s Post-Effective Amendment No.1 to the Registration Statement on Form F-4 dated July 14, 2006, Registration Statement No. 333-134004).
1.4
By-laws of Canadian Satellite Radio Inc. (incorporated by reference to Exhibit 3.4 of Canadian Satellite Radio Holdings Inc.'s Post-Effective Amendment No.1 to the Registration Statement on Form F-4 dated July 14, 2006, Registration Statement No. 333-134004).
2.1
Indenture, dated February 10, 2006, among Canadian Satellite Radio Holdings Inc., Canadian Satellite Radio Inc. and The Bank of Nova Scotia Trust Company of New York, as Trustee, relating to the 12.75% Senior Notes due 2014 (incorporated by reference to Exhibit 4.1 of Canadian Satellite Radio Holdings Inc.'s Registration Statement on Form F-4 dated May 11, 2006, Registration Statement No. 333-134004).
2.2
Form of 12.75% Senior Notes due 2014 and Guarantee (incorporated by reference to Exhibit 4.2 of Canadian Satellite Radio Holdings Inc.'s Registration Statement on Form F-4 dated May 11, 2006, Registration Statement No. 333-134004).
2.3
Interest Reserve and Security Agreement, dated February 10, 2006 among Canadian Satellite Radio Holdings Inc., Canadian Satellite Radio Inc. and The Bank of Nova Scotia Trust Company of New York, as Interest Reserve Agent and Trustee (incorporated by reference to Exhibit 4.3 of Canadian Satellite Radio Holdings Inc.'s Registration Statement on Form F-4 dated May 11, 2006, Registration Statement No. 333-134004).
4.1
Credit Agreement, dated November 17, 2005 among Canadian Satellite Radio Holdings Inc., Canadian Satellite Radio Inc. and XM Satellite Radio Holdings Inc. (incorporated by reference to Exhibit 10.1 of Canadian Satellite Radio Holdings Inc.'s Amendment No.1 to the Registration Statement on Form F-4 dated June 28, 2006, Registration Statement No. 333-134004).
4.2
XM System License Agreement, dated November 17, 2005 among Canadian Satellite Radio Holdings Inc., Canadian Satellite Radio Inc. and XM Satellite Radio Inc. (incorporated by reference to Exhibit 10.2 of Canadian Satellite Radio Holdings Inc.'s Amendment No.1 to the Registration Statement on Form F-4 dated June 28, 2006, Registration Statement No. 333-134004).
4.3
Programming Agreement, dated November 17, 2005 among Canadian Satellite Radio Holdings Inc., Canadian Satellite Radio Inc. and XM Satellite Radio Inc. (incorporated by reference to Exhibit 10.3 of Canadian Satellite Radio Holdings Inc.'s Amendment No.1 to the Registration Statement on Form F-4 dated June 28, 2006, Registration Statement No. 333-134004).

Exhibit Number	Description
4.4	Distribution Agreement, dated November 10, 2005 among Canadian Satellite Radio Inc., General Motors Of Canada Limited and XM Satellite Radio Inc. (incorporated by reference to Exhibit 10.4 of Canadian Satellite Radio Holdings Inc.'s Amendment No.1 to the Registration Statement on Form F-4 dated June 28, 2006, Registration Statement No. 333-134004).
8.1
List of subsidiaries (incorporated by reference to Exhibit 21.1 of Canadian Satellite Radio Holdings Inc.'s Amendment No. 1 to the Registration Statement on Form F-4 dated June 28, 2006, Registration Statement No. 333-134004).
11.1	Code of Ethics
12.1
Certification of John I. Bitove, President and Chief Executive Officer of Canadian Satellite Radio Holdings Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2
Certification of Michael Washinushi, Chief Financial Officer of Canadian Satellite Radio Holdings Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of John I. Bitove, President and Chief Executive Officer of Canadian Satellite Radio Holdings Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
Certification of Michael Washinushi, Chief Financial Officer of Canadian Satellite Radio Holdings Inc. pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signature

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canadian Satellite Radio Holdings Inc.

By:	/s/ MICHAEL WASHINUSHI Michael Washinushi Chief Financial Officer, Treasurer and Secretary

Dated: November 28, 2006

Index to Consolidated Financial Statements
Canadian Satellite Radio Holdings Inc.

November 15, 2006

Auditors' Report

To the Shareholders of
Canadian Satellite Radio Holdings Inc.

        We have audited the consolidated balance sheets of Canadian Satellite Radio Holdings Inc. as at August 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANADIAN SATELLITE RADIO HOLDINGS INC.
(formerly a development stage company)

CONSOLIDATED BALANCE SHEETS
As at August 31, 2006 and 2005

	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	45,188,214	20
Accounts receivable	2,125,367	—
Inventory	600,124	—
Prepaid expenses and other assets	6,882,247	—
Restricted investments (note 3)	13,663,023	—

	68,458,975	20
Restricted investments (note 3)	19,370,939	—
Deferred financing costs (note 3)	5,146,280	—
Property and equipment (note 4)	23,221,760	1,996,606
Contract rights, distribution rights and computer software (note 5)	239,648,067	1,006,634

Total assets	355,846,021	3,003,260

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities
Accounts payable and accrued liabilities (notes 6 and 13)	13,516,770	11,864,983
Deferred revenue	2,969,366	—

	16,486,136	11,864,983
Long-term debt (note 3)	110,660,000	—
Deferred revenue	1,032,289	—
Long-term obligations (note 2)	310,405	16,987

Total liabilities	128,488,830	11,881,970

Shareholders' Equity (Deficiency)
Share capital (note 8)	312,595,362	20
Contributed surplus (notes 6 and 8)	26,344,137	—
Deficit	(111,582,308)	(8,878,730)

Total shareholders' equity (deficiency)	227,357,191	(8,878,710)

Total liabilities and shareholders' equity (deficiency)	355,846,021	3,003,260

Contracts and commitments (note 7)

Approved by the Board of Directors

(signed) John I. Bitove	(signed) Pierre Boivin

John I. Bitove, Director	Pierre Boivin, Director

CANADIAN SATELLITE RADIO HOLDINGS INC.
(formerly a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended August 31, 2006, 2005 and 2004

	2006	2005	2004
	$	$	$
Revenue	6,949,282	—	—

Operating expenses
Cost of revenue	19,050,684	—	—
Indirect costs (note 6)	827,125	3,528,914	907,606
General and administrative (note 6)	18,465,217	3,172,480	779,692
Stock-based compensation (notes 6 and 8)	23,694,846	—	—
Marketing	28,021,159	—	—
Amortization of intangible assets and property and equipment	15,914,239	3,865	747

	105,973,270	6,705,259	1,688,045

Loss before the undernoted	(99,023,988)	(6,705,259)	(1,688,045)
Interest revenue	2,619,481	—	—
Interest expenses	(8,279,303)	—	—
Foreign exchange gains	1,980,232	—	—

Net loss for the year	(102,703,578)	(6,705,259)	(1,688,045)
Deficit — Beginning of year	(8,878,730)	(2,173,471)	(485,426)

Deficit — End of year	(111,582,308)	(8,878,730)	(2,173,471)

Basic and fully diluted loss per share (note 9)	(2.99)	(17,833)	(4,489)

CANADIAN SATELLITE RADIO HOLDINGS INC.
(formerly a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended August 31, 2006, 2005 and 2004

	2006	2005	2004
	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the year	(102,703,578)	(6,705,259)	(1,688,045)
Add (deduct): Non-cash items
Costs paid by parent company	3,049,041	—	—
Stock-based compensation expense	23,694,846	—	—
Amortization of intangible assets	14,075,636	—	—
Amortization of property and equipment	1,838,603	3,865	747
Accrued interest — debt	519,161	—	—
Accrued interest receivable	(814,774)	—	—
Amortization of deferred financing costs	373,752	—	—
Interest accretion expense	25,299	—	—
Unrealized foreign exchange gains	(2,098,253)	—	—
Net change in non-cash working capital related to operations (note 10)	(206,745)	6,701,394	1,687,298

Net cash used in operating activities	(62,247,012)	—	—

Investing activities
Restricted investments	(41,015,595)	—	—
Payment of interest expense from restricted investments	7,396,855	—	—
Purchase of property and equipment	(24,055,466)	—	—
Purchase of computer software	(8,570,715)	—	—

Net cash used in investing activities	(66,244,921)	—	—

Financing activities
Initial public offering - net of issuance costs	50,042,354	—	—
Shares issued to CSR Investments	15,000,000	—	—
Deferred financing costs	(5,520,032)	—	—
Proceeds from long-term debt	115,420,000	—	—

Net cash provided by financing activities	174,942,322	—	—

Foreign exchange loss on cash held in foreign currency	(1,262,195)	—	—

Change in cash and cash equivalents during the year	45,188,194	—	—
Cash and cash equivalents — Beginning of year	20	20	20

Cash and cash equivalents — End of year	45,188,214	20	20

Supplemental cash flow disclosures
Rights acquired through issuance of shares	245,152,988	—	—
Property and equipment purchases in accounts payable	736,778	1,729,148	255,083
Computer software purchases in accounts payable	—	1,006,634	—
Prepaid advertising purchased through issuance of equity	2,000,000	—	—
Additions to property and equipment and long-term obligations for asset retirement obligations	268,119	16,987	—

CANADIAN SATELLITE RADIO HOLDINGS INC.
(formerly a development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006 and 2005

1.     ORGANIZATION AND NATURE OF BUSINESS

  Canadian Satellite Radio Holdings Inc. (the Company) was incorporated on July 31, 2002 for the purpose of establishing and operating a Canadian satellite radio service. On June 16, 2005, the Canadian Radio-television and Telecommunications Commission (CRTC) approved the application for a licence to the Company's wholly owned subsidiary, Canadian Satellite Radio Inc. (CSR). The decision granted a broadcast licence to CSR to carry on a satellite subscription undertaking, subject to certain conditions. The initial form of the broadcasting licence will expire on August 31, 2011. The broadcast licence is described further in note 11.

  The Company was formerly a development stage company. The Company has achieved significant revenues from new subscribers after the launch of its subscription-based satellite radio service to the Canadian market on November 22, 2005. The Company is no longer considered a development stage company.

  The Company has certain exclusive arrangements with XM Satellite Radio Holdings Inc. (XM) to provide the Company's services in Canada, as further explained in note 13. The Company's operations depend on XM's programming content, satellite network and underlying technology, as well as XM's operational and marketing efficiency.

  The Company has a single operating segment and all of the Company's property and equipment and intangible assets are located in Canada.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the following significant accounting policies:

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiary, CSR. All material intercompany transactions and balances have been eliminated.

  Cash and cash equivalents

  The Company considers short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents approximate fair values due to the short maturities.

  Restricted investments

  As at August 31, 2006, restricted investments represent securities held in trust as security against the next five interest payments with respect to the debt offering described in note 3. Restricted investments consist of US dollar denominated certificates of deposits totalling approximately US$29.9 million. These investments are recorded at amortized cost.

  Inventory

  Inventory is valued at the lower of weighted average cost and market value and consists of finished goods.

  Property and equipment

  Property and equipment are recorded at cost less accumulated amortization.

  Repairs and maintenance that do not enhance the service potential of the related assets are charged to expenses as incurred. Renewals and betterments, which materially prolong the useful lives of the assets, are capitalized. The cost and related accumulated amortization of property sold are removed from the accounts, and gains and losses are recognized in the consolidated statements of operations and deficit.

  Amortization of property and equipment

  Amortization is computed on a straight-line basis at rates sufficient to amortize the cost of the assets over their estimated useful lives.

Terrestrial repeater network	5 to 10 years
Leaseholds	initial lease term
Broadcast studio equipment	3 to 10 years
Computer hardware	3 to 5 years
Furnishings and equipment	3 to 10 years

  Amortization related to the terrestrial repeater network and broadcast studio equipment has been excluded from cost of revenue and included in amortization of intangible assets and property and equipment on the consolidated statements of operations and deficit.

  Asset retirement obligations

  The Company has obligations with respect to the retirement of terrestrial repeater equipment and restoration of facilities back to their original state at the end of the lease term. Accruals are made based on management's estimates of current market restoration costs, inflation rates and discount rates. At the inception of a lease, the present value of the expected cash payments is recognized as an asset retirement obligation with a corresponding amount recognized in property assets. The property asset amount is amortized and the liability is accreted over the period from the lease inception to the time the Company expects to remove the terrestrial repeater equipment and vacate the premises, resulting in both amortization and accretion charges in the consolidated statements of operations and deficit.

  During the year ended August 31, 2006, the Company incurred an asset retirement obligation of $268,119 (2005 — $16,987), which is included in long-term obligations, and recorded accretion expense of $25,299 (2005 — $nil).

  Contract rights, distribution rights and computer software

  Contract rights, distribution rights and computer software consist of: XM rights; General Motors of Canada Limited (GMCL), Honda Canada Inc. (Honda) and Nissan Canada Inc. (Nissan) distribution rights; and computer software. These assets are recorded at cost and amortized as follows:

XM rights	15 years
GMCL distribution rights	13 years
Honda distribution rights	8 years
Nissan distribution rights	10 years
Computer software	5 years

  Impairment of long-lived assets

  Property and equipment and contract rights, distribution rights and computer software are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If it is determined that the carrying value of the asset or group of assets is not recoverable, a writedown to fair value is charged to the consolidated statements of operations and deficit in the year that such a determination is made.

  Foreign currency translation

  Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the consolidated balance sheet dates and non-monetary items are translated at historical exchange rates.

  Operating revenue and expenses are translated at average exchange rates prevailing during the year. Gains or losses arising from these transactions are included in the consolidated statements of operations and deficit.

  Financial instruments

  The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of the near-term maturity of these instruments.

  Income taxes

  Income taxes are accounted for under the liability method, whereby future income tax assets and liabilities are recognized for temporary differences between the income tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes. A valuation allowance is provided for the portion of future income tax assets that is more likely than not to remain unrealized. Significant judgment is involved in determining the realizability of temporary differences and tax loss carry-forwards. Future income tax assets and liabilities are measured using substantively enacted income tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets and liabilities are adjusted for the effects of changes in income tax laws in the year in which the change occurs.

  Stock-based compensation

  The Company expenses the fair value of share options and other stock-based awards when granted to employees, directors and senior officers over the related vesting period.

  Revenue recognition

  The Company derives revenue primarily from subscriber fees, activation fees and advertising.

  Subscriber fees, which generally are billed in advance, are recognized as the service is provided. Activation fees, which are generally non-refundable after 30 days, are recognized over the estimated 40-month life of the customer relationship. Sales incentives consisting of rebates to customers generally are accounted for as reductions of revenue when the revenue is recognized or the incentive is offered.

  The Company recognizes advertising revenue from sales of advertisements in the year in which the advertising is broadcast. Advertising revenues from barter transactions are recognized at fair value. Merchandise or services received in barter transactions are recorded as expenses when used or received.

  Marketing

  Advertising and marketing costs are expensed as incurred. Market development funds consisting of variable payments to reimburse retailers for the costs of advertising and other market awareness activities are expensed at the time the subscriber is activated.

  Incentives and subsidies to retailers and manufacturers to promote the distribution of radios with the capacity to receive XM satellite digital radio programming (XM Radios) are included in marketing. These costs are expensed upon sale or activation of the XM Radios.

  Subscriber service costs

  The activation fee paid to XM as part of the licence agreement (note 13) is deferred and amortized to cost of revenue over the estimated 40-month life of the customer relationship. The XM subscription participation fees are expensed as a cost of revenue as the related subscription revenue is recognized into income.

  Broadcast licence acquisition costs

  All costs related to obtaining and maintaining the broadcast licence are expensed as incurred.

  Programming royalty arrangements

  The Company negotiates music programming royalty arrangements with a number of Canadian copyright collectives. The cost of these royalty arrangements is expensed as a cost of revenue. Until these arrangements are finalized, the Company recognizes the cost based on management's best estimate.

  Loss per share

  Loss per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

  Use of estimates

  The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and expenses for the periods reported. Actual amounts could differ from those estimates.

  Recent accounting pronouncements

  Financial instruments

  In April 2005, The Canadian Institute of Chartered Accountants (CICA) issued Section 3855, which prescribes when a financial asset, liability, or non-financial derivative is to be recognized on the balance sheet and at what amount - sometimes using fair value, other times using cost-based measures. CICA Section 3855 also specifies how financial instrument gains and losses are to be presented. CICA Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Retroactive application is not permitted. The Company plans to adopt this standard beginning on September 1, 2007. The adoption of this new guidance is not expected to have a material impact on the Company's financial position, results of its operations or its cash flows.

  Comprehensive income

  CICA Section 1530 introduces new standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those changes resulting from investments by owners and distributions to owners. CICA Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard beginning on September 1, 2007. The adoption of this new guidance is not expected to have a material impact on the Company's financial position, results of its operations or its cash flows.

  Equity

  The CICA replaced Section 3250, "Surplus", with Section 3251, "Equity", establishing standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard beginning on September 1, 2007. The adoption of this new guidance is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

3.     NOTES OFFERING

  On February 10, 2006, the Company issued US$100.0 million aggregate principal amount of 12.75% senior notes, due in 2014 (the notes), in a private placement. Interest payments on the notes are due semi-annually, on February 15 and August 15, commencing on August 15, 2006. The notes are redeemable at the option of the Company on or after February 15, 2010. Prior to February 15, 2009, the Company may redeem up to 25% of the notes with the proceeds of sales of its share capital.

  In July 2006, CSR completed an exchange of the notes issued in the private placement for notes registered under the Securities Act of the United States. The terms of the notes did not change under the exchange, except that the notes will no longer have restrictions on their transfer and will no longer be entitled to registration under the registration rights agreement.

  The indenture governing the notes required the Company to establish an interest reserve account to cover the first six interest payments due under the notes. The remaining balance of the interest reserve account is disclosed as restricted investments on the consolidated balance sheets. The indenture also contains certain provisions which restrict or limit the Company's ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

  The notes issued by the Company are guaranteed by its wholly owned subsidiary, CSR, the Company's only subsidiary. The guarantee is full and unconditional. The Company has no independent assets or operations. As permitted by the regulations of the U.S. Securities Exchange Commission, the consolidating financial information has not been provided.

  As part of the issuance of the above-mentioned notes, the Company incurred costs amounting to $5,520,032. These costs are amortized using the effective interest rate method over the term of the notes. During the year ended August 31, 2006, $373,752 of amortization was included in the consolidated statements of operations and deficit.

4.     PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

	2006
	Cost	Accumulated amortization	Net
	$	$	$
Terrestrial repeater network	14,224,908	982,774	13,242,134
Leaseholds	7,374,217	439,182	6,935,035
Broadcast studio equipment	1,437,812	197,987	1,239,825
Computer hardware	753,453	112,649	640,804
Furnishings and equipment	1,274,585	110,623	1,163,962

	25,064,975	1,843,215	23,221,760

	2005
	Cost	Accumulated amortization	Net
	$	$	$
Terrestrial repeater network	1,885,164	—	1,885,164
Leaseholds	81,312	—	81,312
Computer hardware	34,742	4,612	30,130

	2,001,218	4,612	1,996,606

  The balance in terrestrial repeater network as at August 31, 2005 represented costs capitalized relating to the construction of the XM satellite radio system, which was still in progress. The terrestrial repeater network went into operation in November 2005.

5.     CONTRACT RIGHTS, DISTRIBUTION RIGHTS AND COMPUTER SOFTWARE

  Contract rights, distribution rights and computer software consist of the following:

	2006
	Cost	Accumulated amortization	Net
	$	$	$
XM rights (notes 8 and 13)	177,610,410	9,292,962	168,317,448
GMCL distribution rights (notes 8 and 14)	53,172,000	3,067,615	50,104,385
Honda distribution rights (notes 8 and 14)	9,827,325	511,840	9,315,485
Nissan distribution rights (notes 8 and 14)	4,913,663	204,735	4,708,928
Computer software	8,200,305	998,484	7,201,821

	253,723,703	14,075,636	239,648,067

	2005
	Cost	Accumulated amortization	Net
	$	$	$
Computer software	1,006,634	—	1,006,634

  During year ended August 31, 2006, $14,075,636 of amortization was recorded on these intangible assets.

6.     RELATED PARTY ACCOUNTS AND TRANSACTIONS

  John I. Bitove is the Chairman and Chief Executive Officer of the Company and the controlling shareholder of Canadian Satellite Radio Investments Inc. (CSR Investments), the controlling shareholder of the Company. The Company was established for the purpose of making satellite radio service available to the Canadian public on a commercial basis. To achieve this purpose, John I. Bitove and the Company entered into a 2003 Memorandum of Agreement (MOA) with XM dated August 7, 2003. Prior to completing the MOA, the Company commenced some initial assessments and investigation of satellite radio for Canada. The MOA confirmed the binding arrangements for the parties to work together to obtain a Canadian broadcast licence to operate a subscription-based satellite radio service in Canada. In addition, the MOA also included the non-binding arrangements with respect to a future licence arrangement between the parties, the equity structure, corporate governance and other matters impacting the launch, marketing and operations of the satellite radio service in Canada.

  The Company contracted the services of another company controlled by John I. Bitove to manage and fund the process of applying for and obtaining a Canadian broadcast licence for its planned satellite radio service. The Company was required to reimburse all direct costs as they were incurred throughout the period of the licence application and up to the time of the initial public offering (Offering). An additional amount was payable, based on the level of direct costs. This total amount, reported as indirect costs in the consolidated statements of operations and deficit, includes an element for all indirect costs incurred by John I. Bitove or any company controlled by John I. Bitove during the years presented. As at August 31, 2006, the amount owing was $nil (2005 — $10,528,029).

  In 2003, CSR Investments granted 34,918 options to acquire shares of CSR Investments at a nominal exercise price to a director of CSR Investments who, in fiscal 2005, became an officer of the Company. The grant included anti-dilution provisions which entitled the director to a 5% interest in CSR Investments. These options vested upon receiving the regulatory approval for the CRTC licence. The grant date fair value of each option was $15.75. The compensation cost related to these options has been included in indirect costs in fiscal 2005, 2004 and 2003. The estimated fair value of the options was based on the same value arising from the $15 million of equity contributed to the Company by CSR Investments.

  In June 2005, CSR Investments granted 21,868 options to acquire shares of CSR Investments at $7.54 per share to certain consultants who provided services to the Company, employees of a company related to CSR Investments and an officer of the Company. These options had a grant date fair value of $152 per option and a total estimated fair value of $3.3 million. Approximately 75% of these options were vested and exercisable immediately and, accordingly, the compensation cost has been included in indirect costs in fiscal 2005. These options expire in June 2008. The remaining options vest in June 2008, expire in December 2008 and compensation costs are being expensed as stock-based compensation, starting with fiscal 2005, over the three-year vesting period. The estimated fair market value of the options was determined using the Black-Scholes valuation model using the following assumptions: estimated fair value of CSR Investments of $152 per share; risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%.

  In December 2005, through a series of steps, including the amalgamation of the Company with 2087609 Ontario Inc., the existing option holders exercised half of their options and received 1,007,289 Class A Subordinate Voting Shares. This series of steps represented a modification of the options and has resulted in an additional stock-based compensatory expense of approximately $3 million during the year. The Company did not receive any consideration on the exercise of these options.

  In December 2005, 2,403 options of CSR Investments were granted to an officer of the Company with a nominal exercise price. These options vest over three years but may be accelerated if the officer ceases to be employed by the Company. Accordingly, an additional stock-based compensatory expense of approximately $1 million was recorded in the year ended August 31, 2006. These options were valued using the Black-Scholes valuation model using the following assumptions: fair value of CSR Investments of $416 per share; risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%.

  As described in note 8, XM has a 23.30% interest in the Company. See note 13 for transactions with and amounts owed to XM.

  During the year ended August 31, 2006, CSR Investments advanced $300,000 to the Company. This loan is non-interest-bearing, has no fixed terms of repayment and is included in accounts payable. In addition, during the year ended August 31, 2006, CSR Investments incurred $3,049,041 of costs related to the Company's licence application process. This amount has been included in contributed surplus.

  During the year ended August 31, 2006, the Company received printing services from AMI Printing valued at approximately $1,776,926. An affiliate of CSR Investments holds an indirect minority interest in AMI Printing.

  During the year ended August 31, 2006, the Company entered into a payroll service agreement with KIT LP for an annual amount of $20,000. In addition, the Company sold approximately $55,000 of advertising to KIT LP during the year. KIT LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by John I. Bitove.

  During the year ended August 31, 2006, the Company entered into a marketing agreement with Vision Group of Companies (Vision), under which the Company received field marketing services valued at approximately $1,965,735. The principal of Vision is related to John I. Bitove.

  The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

  The Company believes that the terms of the related party transactions described below were no less favourable than reasonably could be expected to be obtained from unaffiliated parties, based on data obtained from independent sources of the fair market value of similar transactions.

  During the year ended August 31, 2006, the Company incurred consulting services related to public relations from the Wilcox Group totalling $725,015. A director of the Company is the principal of the Wilcox Group.

  During the year ended August 31, 2006, the Company incurred $143,326 of expenses related to the lease of its Toronto studio from a company controlled by John I. Bitove. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million.

7.     CONTRACTS AND COMMITMENTS

  Lease obligations

  The Company has non-cancellable operating leases for office space and terrestrial repeater sites committed as at August 31, 2006. The annual minimum lease payments in the following table include rents payable to the related party, as described in note 6, but do not include any common costs, such as income taxes and utilities, which cannot be determined in advance.

$
2007	1,579,270
2008	1,214,866
2009	1,057,256
2010	1,056,191
2011	713,810
Thereafter	1,705,092

7,326,485

  National Hockey League

  On September 9, 2005, XM and the National Hockey League signed a term sheet to secure satellite radio National Hockey League broadcast and marketing rights. The agreement between XM and the National Hockey League is a ten-year agreement, with satellite radio exclusivity over the last eight years, for which XM's total cost is approximately US$100 million. The Company's commitment to reimburse XM for a portion of its obligations under this term sheet totalled US$69.1 million. US$5.25 million was paid in fiscal 2006 and the remainder is payable as follows:

$
2007	5,500,000
2008	7,250,000
2009	7,100,000
2010	7,000,000
2011	7,250,000
Thereafter	29,750,000

63,850,000

  Service provider agreement

  On February 28, 2006, the Company entered into a three-year agreement with Accenture Inc. for maintenance and development services for the Company's customer care and billing system. Under the agreement, the Company is committed to pay a minimum of $12.3 million over the three-year period.

  Advertising and marketing commitments

  The Company has committed to $32.6 million of expenditures related to advertising and marketing and joint advertising with commercial partners. These commitments include the purchase of $10 million of total advertising from an entity over the three-year period commencing in December 2005, with $3 million to be paid through the issuance of the Company's Class A Subordinate Voting Shares. Total commitments under all arrangements are as follows:

$
2007	5,670,000
2008	5,270,000
2009	4,580,000
2010	1,630,000
2011	1,680,000
Thereafter	13,750,000

32,580,000

8.     SHARE CAPITAL AND OTHER ACTIVITY

  The authorized share capital of the Company as at August 31, 2006 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

  The Class B Voting Shares are convertible at any time at the holder's option into fully paid and non-assessable Class A Subordinate Voting Shares upon the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. The Class A Subordinate Voting Shares and the Class C Non-Voting Shares participate in the equity of the Company on a per share rate equal to one third of the rate of participation of the Class A Subordinate Voting Shares and the Class C Non-Voting Shares.

  Share capital and other activity are summarized as follows:

	Number of shares			Value of shares
	Common shares	Class A Subordinate Voting Shares	Class B Voting Shares	Common shares	Class A Subordinate Voting Shares	Class B Voting Shares	Contributed surplus	Total
				$	$	$	$	$
Balance as at
August 31, 2003, 2004 and 2005	200	—	—	20	—	—	—	20
Costs incurred by CSR Investments (note 6)	—	—	—	—	—	—	3,049,041	3,049,041
Issuance of common shares to CSR Investments	15,000,000	—	—	15,000,000	—	—	—	15,000,000
Issuance of Class A Subordinate Voting Shares to XM	—	11,077,500	—	—	177,240,000	—	—	177,240,000
Issuance of Class A Subordinate Voting Shares to GMCL	—	3,323,250	—	—	53,172,000	—	—	53,172,000
Conversion of common shares to 81,615,633 Class B Voting Shares	(15,000,200)	—	81,615,633	(15,000,020)	—	15,000,020	—	—
Issuance of Class A Subordinate Voting Shares as part of the amalgamation with 2087609 Ontario Inc.	—	1,007,289		—	—	—	—	—
Issuance of Class A Subordinate Voting Shares in exchange for the purchase of radio advertising services	—	125,000	—	—	2,000,000	—	—	2,000,000
Stock-based compensation expense	—	—	—	—	—	—	23,694,846	23,694,846
Issuance of Class A Subordinate Voting Shares in an initial public offering (less issuance costs of $4,957,646)	—	3,437,500	—	—	50,042,354	—	—	50,042,354
Issuance of Class A Subordinate Voting Shares to Honda	—	949,500	—	—	9,827,325	—	—	9,827,325
Issuance of Class A Subordinate Voting Shares to Nissan	—	474,750	—	—	4,913,663	—	—	4,913,663
Exercise of stock options	—	25,000	—	—	400,000	—	(399,750)	250
Conversion of Class B Voting Shares to Class A Subordinate Voting Shares	—	62,500	(187,500)	—	34,460	(34,460)	—	—

Balance as at August 31, 2006	—	20,482,289	81,428,133	—	297,629,802	14,965,560	26,344,137	338,939,499

  As a result of a reorganization of the Company on December 8, 2005, the Company's existing 15,000,200 common shares were converted to 81,615,633 Class B Voting Shares and 1,007,289 Class A Subordinate Voting Shares were issued. As three Class B Voting Shares are economically equivalent to one Class A Subordinate Voting Share, the conversion resulted in the issuance of 28,212,500 common share equivalents. The conversion has been accounted for as a share split, resulting in 1.88 common share equivalents being issued for each pre-existing common share. The per share information in these consolidated financial statements has been restated to reflect the impact of the share split.

  On November 17, 2005, the Company entered into a Share Issuance Agreement and provided XM its rights to a 23.30% ownership interest in the Company, as contemplated in the 2003 MOA and as reflected in documents filed with the CRTC. Immediately prior to the closing of the Offering, the Company issued 11,077,500 Class A Subordinate Voting Shares of the Company to XM. The Class A Subordinate Voting Shares were determined to have a value of $177,240,000, based on the Offering price of $16.00 per share. Rights with a value of $177,240,000 have been recorded as an intangible asset to be amortized over the initial term of the XM agreements of ten years, plus the additional renewal period of five years.

  As part of the distribution agreement with GMCL (note 14), the Company agreed to provide GMCL with a 7% equity interest in the Company. Immediately prior to the closing of the Offering in December 2005, the Company issued 3,323,250 Class A Subordinate Voting Shares to GMCL. The Class A Subordinate Voting Shares were determined to have a value of $53,172,000, based on the Offering price of $16.00 per share. Distribution rights with a value of $53,172,000 have been recorded as an intangible asset to be amortized over the 13-year term of the GMCL distribution agreement.

  In December 2005, the Company issued 125,000 Class A Subordinate Voting Shares in exchange for the purchase of radio advertising services to be received by the Company in an aggregate amount of $2 million. A corresponding amount was recorded as prepaid expenses, which will be expensed as radio advertising services are received by the Company.

  As part of the distribution agreement with Honda (note 14), the Company provided 949,500 Class A Subordinate Voting Shares from escrow, which were determined to have a value of $9,827,325, based on the market price of the shares at the date the shares were released from escrow of $10.35 per share. Distribution rights with a value of $9,827,325 have been recorded as an intangible asset to be amortized over the eight-year term of the Honda distribution agreement. As part of the distribution agreement with Nissan (note 14), the Company provided 474,750 Class A Subordinate Voting Shares from escrow, which were determined to have a value of $4,913,663, based on the market price of the shares at the date the shares were released from escrow. Distribution rights with a value of $4,913,663 have been recorded as an intangible asset to be amortized over the ten-year term of the Nissan distribution agreement.

  Stock options

  In November 2005, the Board of Directors of the Company approved a stock option plan for the purpose of providing additional incentives to attract and retain employees, directors and senior officers of the Company and its affiliates.

  Under this plan, the Company has granted options to certain of its employees and senior officers, for 1,100,000 Class A Subordinate Voting Shares with an exercise price of $0.01. The options were conditional on the closing of the Offering. 1,075,000 options will vest in equal one-fourth annual amounts beginning on the date of the closing of the Offering and ending on the third anniversary thereof. Vesting may be accelerated if the employee ceases to be employed by the Company. The remaining 25,000 options were vested on the closing of the Offering. The options were valued at $16.00 each, based on Offering price of the shares. An expense of $17.6 million has been recorded during the year ended August 31, 2006. As at August 31, 2006, 25,000 options had been exercised and 473,438 of the options were exercisable.

  During the year, the Company granted options to certain of its directors, employees and senior officers for 1,225,000 Class A Subordinate Voting Shares with exercise prices of $8.74 and $16.00. The options vest over three to five years. The weighted average grant date fair value of these options was $10.67. The total fair value of these options was $13.1 million and $1.9 million was recorded as an expense in the consolidated statements of operations and deficit for the year ended August 31, 2006.

  The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the options granted during the year ended August 31, 2006: risk-free interest rate of 4.00%; expected life of 5 years; expected dividend yield of nil%; and expected volatility of 82.75%.

  The options will expire on the seventh anniversary of the grant date. Any option not exercised prior to the expiry date will become null and void.

  Option activity during the year ended August 31, 2006 was as follows:

	Number of options	Weighted average exercise price
		$
Balance as at August 31, 2005	—	—
Granted	2,325,000	8.20
Exercised	(25,000)	0.01
Forfeited	(25,000)	16.00

Balance as at August 31, 2006	2,275,000	8.20

  Outstanding options as at August 31, 2006 are as follows:

Exercise price	Number outstanding	Remaining contractual life (years)	Number exercisable
$
0.01	1,075,000	6.3	473,438
16.00	1,150,000	6.3	—
8.74	50,000	6.8	—

	2,275,000

  In addition, during the year, the Company's Board of Directors approved the issuance of 15,000 Restricted Share Units (the Units) to an employee of the Company. The Units vest over a six-month period and expire in December 2007. At the option of the Company, the Units may be settled in either Class A Subordinate Voting Shares of the Company or a cash amount equal to the market value of the Class A Subordinate Voting Shares of the Company on the date of vesting. It is the Company's intention to settle the Units through the issuance of Class A Subordinate Voting Shares. During the year, the Company recognized compensation expense of $0.1 million related to the Units.

9.     LOSS PER SHARE

  The weighted average number of shares outstanding used to compute basic loss per share was 34,315,416 (2005 — 376; 2004 — 376).

  For purposes of the weighted average number of shares outstanding, the Class B Voting Shares were converted into the equivalent number of Class A Subordinate Voting Shares. Class B Voting Shares participate in the dividends and distributions at a rate of one third of each Class A Subordinate Voting Share and are convertible into Class A Subordinate Voting Shares on the basis of one Class A Subordinate Voting Share for three Class B Voting Shares.

  The stock options (note 8) were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the years presented.

10.   SUPPLEMENTAL CASH FLOW DISCLOSURES

  Changes in non-cash working capital related to operations for the years ended August 31 are as follows:

	2006	2005	2004
	$	$	$
Increase in current assets
Accounts receivable	(2,125,367)	—	—
Inventory	(600,124)	—	—
Prepaid expenses and other assets	(4,882,247)	—	—
Increase in current liabilities
Accounts payable and accrued liabilities	3,399,338	6,701,394	1,687,298
Deferred revenue	4,001,655	—	—

Net change in non-cash working capital related to operations	(206,745)	6,701,394	1,687,298

11.   BROADCAST LICENCE

  On June 16, 2005, CSR received approval of its application for a broadcast licence from the CRTC, subject to certain conditions which were satisfied on November 22, 2005. The Department of Industry notified the CRTC that its technical requirements had been met on November 22, 2005. As a result of the satisfaction of these conditions, CSR fulfilled all regulatory conditions to launch, and CSR launched its service on November 22, 2005. As part of the licence, the Company must contribute a minimum of 5% of gross revenues of the satellite radio undertaking to eligible third parties directly connected to the development of Canadian musical and artistic talent during each broadcast year.

12.   INCOME TAXES

  As at August 31, 2006, the Company has available income tax loss carry-forwards of approximately $72,615,000 that may be used to reduce taxable income in future years. These losses expire in 2016.

  The Company has not recorded a provision for income taxes. The difference between the amount computed by multiplying the net loss by the combined statutory Canadian federal and provincial income tax rate and the $nil provision for income taxes is reconciled as follows:

	2006	2005	2004
	$	$	$
Net loss for the year	102,703,578	6,705,259	1,688,045
Combined federal and provincial income taxes at statutory rates — 2006 — 35.22%; 2005 and 2004 — 36.12%	(36,172,200)	(2,421,940)	(609,722)
Differences in income taxes resulting from
Losses not recognized	27,444,937	2,418,603	604,254
Permanent differences	8,727,263	3,337	5,468

Provision for income taxes	—	—	—

  Future income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income tax assets and liabilities consist of the following temporary differences:

	2006	2005
	$	$
Future income tax assets
Non-capital losses	25,573,254	3,050,633
Property and equipment	783,190	138,857
Intangible assets	4,960,499	—
Other	809,192	—
Valuation allowance	(32,126,135)	(3,189,490)

Net future income tax asset	—	—

  A full valuation allowance has been provided to fully offset the future income tax assets, as the Company is not certain that such benefits can be utilized in the near future.

13.   XM AGREEMENTS

  On November 17, 2005, and as contemplated by the MOA with XM, the Company entered into a number of agreements with XM, which provide the Company with exclusive rights to offer XM satellite digital radio service in Canada. These agreements include a Licence Agreement, a Programming Agreement and a Trademark Agreement, which include the following rights:

  •
  exclusive non-transferable rights and licence to sell the XM basic channels package to Canadian subscribers;

  •
  access to the programming on the XM channels;

  •
  rights to the use of the XM-related trademarks; and

  •
  information and expertise regarding the following:

  •
  acquisition of content distribution rights;

  •
  promotion, marketing and distribution;

  •
  construction, maintenance and operation of a terrestrial repeater network and broadcast facilities;

  •
  computer software and system support;

  •
  and sharing of technology licences.

  The agreements have an initial term of ten years. The Company may, at its option, extend the term for an additional five years.

  The Licence Agreement requires the payment of a fee of 15% on recognized subscriber revenues for the basic service, an activation charge for each subscriber and an additional fee for any premium services.

  In addition, XM has agreed to provide certain technical and consulting services to the Company to assist with the installation and rollout of the terrestrial repeater equipment and other services, including technical assistance with equipment interfaces between the Company's and XM's systems and operational support. The Company paid XM US$100,000 per month from September 2005 to December 2005 and US$50,000 per month from January 2006 to March 2006 for these services. Beginning in April 2006, this monthly fee was adjusted to US$28,000 per month until December 2006, at which time, it will be renegotiated on a quarterly basis.

  XM has provided to the Company a $45 million credit facility to be utilized to finance the purchase of terrestrial repeater equipment and to pay licence fees. The credit facility matures on December 31, 2012 and bears an interest rate of 9% per year. XM has a right to convert unpaid principal amounts into Class A Subordinate Voting Shares of the Company at $16.00 per share. As at August 31, 2006, $nil was drawn against this credit facility.

  During the year, the Company paid XM $370,410 for the right to provide XM's XM Radio Online service. The term of this agreement coincides with the term of the Licence Agreement.

  The Company purchased terrestrial repeaters from XM as needed to build a terrestrial repeater network throughout Canada. Terrestrial repeaters are used to improve the transmission of satellite signals in more densely populated and developed areas. As at August 31, 2006, a total of 78 (2005 — 6) high-power and standard terrestrial repeaters had been purchased and received by the Company.

  The following amount, included as part of accounts payable and accrued liabilities, is due to XM in respect of fees under the Licence Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, reimbursement of call centre charges paid on CSR's behalf and the purchase of terrestrial repeaters.

	2006	2005
	$	$
Accounts payable to XM	628,234	1,336,954

14.   AGREEMENTS WITH ORIGINAL EQUIPMENT MANUFACTURERS (OEM)

  On November 30, 2005, the Company entered into a 13-year distribution agreement with GMCL to install satellite radio receivers in certain GMCL vehicles and to market the Company's services. In exchange, the Company will pay consideration to GMCL that includes installation commissions, subscriber commissions, a share of subscription fees for GMCL subscribers and funds to be used on joint advertising opportunities.

  In addition, the Company agreed to issue in escrow a 3% equity interest in the Company to other automobile OEMs that enter into a distribution agreement with the Company on certain specific terms. In December 2005, 1,424,250 Class A Subordinate Voting Shares of the Company were placed in escrow. In March 2006, the Company entered into agreements with Honda and Nissan for eight and ten years, respectively. The distribution agreements include installation commissions, subscriber commissions and a share of subscription fees. The shares released from escrow and issued to Honda and Nissan are described further in note 8.

  In May 2006, the Company entered into a five-year agreement with Toyota Canada Inc. (Toyota) to install satellite receivers in certain Toyota vehicles. This distribution agreement includes the right to installation commissions in lieu of the extended trial period Toyota customers currently receive.

15.   CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

  The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In certain aspects, GAAP, as applied in the United States (U.S.), differs from Canadian GAAP. There were no material differences between Canadian and U.S. GAAP that impacted the consolidated balance sheets, consolidated statements of operations and deficit and consolidated statements of cash flows of the Company.

  Principal differences affecting the Company

  Other disclosures

  The following amounts are included in accounts payable and accrued liabilities:

	2006	2005
	$	$
Trade creditors	10,123,578	1,336,954
Amounts due to related parties	2,003,528	10,528,029
Amounts related to employees	870,503	—
Interest accrual on long-term debt	519,161	—

	13,516,770	11,864,983

  Recent U.S. accounting pronouncements

  In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 123R (SFAS No. 123R). SFAS No. 123R requires recognition of compensation expense for stock options granted to employees. The expense is equal to the grant-date fair value of the option granted, and the expense is recognized over the vesting period. The standard was effective for the Company as at September 1, 2005 and was adopted on that date. The Company adopted the standard under the modified prospective basis afforded under the standard. There were no cumulative effect adjustments as a result of the adoption of the standard.

  In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" (FIN 48), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and, as a result, is effective for the Company in the first quarter of fiscal 2008. The Company is currently evaluating the impact of FIN 48 on its consolidated financial statements.

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Index to Consolidated Financial Statements Canadian Satellite Radio Holdings Inc.
CANADIAN SATELLITE RADIO HOLDINGS INC. (formerly a development stage company) CONSOLIDATED BALANCE SHEETS As at August 31, 2006 and 2005
CANADIAN SATELLITE RADIO HOLDINGS INC. (formerly a development stage company) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT For the years ended August 31, 2006, 2005 and 2004
CANADIAN SATELLITE RADIO HOLDINGS INC. (formerly a development stage company) CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended August 31, 2006, 2005 and 2004