Form 20-F
period 2007-08-31
Canadian Satellite Radio Holdings Inc.
filed 2007-11-26
CIK 1354901

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934
OR
☒	Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 For the fiscal year ended August 31, 2007
OR
☐	Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
OR
☐	Shell Company Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Commission File Number: 333-134004

CANADIAN SATELLITE RADIO HOLDINGS INC.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

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

12.75% Senior Notes due 2014

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

20,541,916 Class A Subordinate Voting Shares

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

☐ Yes ☒ No

CANADIAN SATELLITE RADIO HOLDINGS INC.

FORM 20-F

Explanatory Notes

References in this annual report to “we”, “us”, “XM Canada” and the “Company” refer to Canadian Satellite Radio Holdings Inc. and include its subsidiary, Canadian Satellite Radio Inc., or CSR Inc., where the context requires.

XM Canada is our trade name, which has been licensed to us by XM Satellite Radio Holdings Inc., or XM. This annual report contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

Forward-Looking Statements

This annual report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this annual report that address activities, events or developments that we expect or anticipate will or may occur in the future, including, in particular, statements regarding the Company’s objectives, plans and goals, including its future operating results, economic performance and subscriber recruitment efforts are or involve forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events, including our current expectations regarding:

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

These forward-looking statements can sometimes be identified by our use of forward-looking words such as “believe,” “may,” “will,” “anticipate,” “estimate,” “expect,” “plan,” “likely,” “forecast,” “intend” or other similar words or phrases. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contemplated by the statements. Some of these risks, uncertainties and other factors include:

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

•                  the proposed merger between XM and SIRIUS Satellite Radio Inc. or Sirius; and

•                  other factors as described in “Risk Factors.”

Any forward-looking statements are subject to these factors and other factors discussed elsewhere in this annual report, including under the section “Risk Factors.” Although the forward-looking statements contained in this annual report are based on what management of the Company considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements included in this annual report are made only as of the date of this annual report and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except as required by law. You are cautioned not to place undue reliance on forward-looking statements.

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

Information contained on the Company’s website is not part of this annual report and is not incorporated herein by reference and may not be relied upon by you.

Presentation of Financial Information

The financial statements included in this annual report are presented in Canadian dollars. In this annual report, references to “$” or “dollars” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars. See “Exchange Rate Information” below.

The financial statements included in this annual report have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Canadian GAAP differs in some respects from U.S. generally accepted accounting principles, or U.S. GAAP, and so these financial statements may not be comparable to the financial statements of U.S. companies. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to us, see note 16 to our annual audited financial statements which are included elsewhere in this annual report.

Exchange Rate Information

In this annual report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. For convenience, in certain places in this annual report, unless otherwise indicated, we have translated Canadian dollar values to U.S. dollars (or vice versa) using an assumed rate of US$1.00 = $1.06.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and, the average of such exchange rates on each business day during such period, based upon the inverse of the noon spot rate on each business day as reported by the Bank of Canada.

	12-month period ended August 31,
	2007	2006	2005	2004	2003

Low	0.8437	0.8361	0.7652	0.7159	0.6273
High	0.9641	0.9099	0.8493	0.7879	0.7495
Period end	0.9466	0.9037	0.8411	0.7595	0.7220
Average rate	0.8924	0.8713	0.8113	0.7510	0.6748

Listed below, for each month during the previous six months, are the low and high exchange rates for Canadian dollars expressed in U.S. dollars, based upon the inverse of the noon spot rate on each business day as reported by the Bank of Canada. On November 23, 2007, the noon spot rate published by the Bank of Canada was $1.00 per U.S.$1.0117.

	One month period ended,
	May 31, 2007	June 29, 2007	July 31, 2007	August 31, 2007	September 30, 2007	October 31, 2007

High	0.9347	0.9452	0.9641	0.9525	1.0069	1.0527
Low	0.8981	0.9320	0.9358	0.9298	0. 9466	0.9996

PART I

Item 1 — Identity Of Directors, Senior Management And Advisers

Not applicable.

Item 2 — Offer Statistics And Expected Timetable

Not applicable.

Item 3 — Key Information

A.            SELECTED FINANCIAL DATA

The following table presents selected historical financial information as at August 31, 2007 and 2006, and for the years ending August 31, 2007 and 2006 derived from our audited consolidated financial statements included in this annual report, which are comprised of consolidated balance sheets as at August 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2007 included in this annual report. These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. PricewaterhouseCoopers LLP’s report on our consolidated financial statements is included in this annual report. Selected data presented below for the years ended August 31, 2003, 2004 and 2005 is derived from our consolidated financial statements not included in this annual report. All information contained in the following table should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 — Operating and Financial Review and Prospects.”

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 16 to our audited consolidated financial statements for the years ended August 31, 2007 and 2006 included elsewhere in this annual report.

	Year Ended August 31, (in thousands, except per share amounts)
	2007	2006	2005	2004	2003

Net Sales	$21,244	$6,949	$0	$0	$0
Loss before interest revenue, interest expense and foreign exchange gains	(76,357)	(99,024)	(6,705)	(1,688)	(315)
Net Loss	(85,640)	(102,704)	(6,705)	(1,688)	(315)
Loss per Share	2	3	17,832	4,489	838
Total Assets	289,152	355,846	3,003	254	20
Net Assets	146,856	227,357	(8,879)	(2,174)	(465)
Capital Stock	312,949	312,595	20	20	20
Number of Shares(1)(2)	47,684	47,625	0	0	0
Dividends declared per share	0	0	0	0	0
Net loss per share	2	3	17,832	4,489	838

Notes

(1)           Class B Voting Shares adjusted to equivalent Class A Subordinate Voting Shares.
(2)           Prior to our initial public offering on December 12, 2005, there were 200 common shares issued and outstanding.

B.                                    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.            REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.            RISK FACTORS

This section describes some of the risks that could affect our business, financial condition and results of operation. The factors below should be considered in connection with any forward-looking statements in this document and with the cautionary statements contained in “Forward-Looking Statements” at the beginning of this document.

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

Risks Related to Our Business

Our cumulative expenditures and losses have been significant and are expected to grow.

We have limited operating history. From our inception, we have incurred cumulative net losses and we expect such losses to increase. We have expended and will continue to expend significant funds for marketing, developing our subscriber management systems, maintaining and enhancing our terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of our broadcast and office facilities. In addition, our cumulative losses and cumulative negative cash flow may continue, and possibly increase, as we incur expenses to grow our subscriber base. If we are ultimately unable to generate sufficient revenues to become profitable and have positive cash flow, you could lose your investment.

We rely on our exclusive relationship with XM for the provision of the satellite radio service.

We have an exclusive agreement with XM to provide XM’s satellite digital audio radio services, or SDARS, in Canada. Our success as a business depends on XM’s cooperation and its programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficacy, competitiveness, finances, regulatory status and overall success in the U.S. Because of our dependency on XM, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, our business may suffer as well. Furthermore, a breach of our agreement with XM or a failure by XM to perform its part of the agreement would have detrimental financial consequences to our business. Our agreement with XM, which became effective November 17, 2005, is only for an initial term of ten years and we have a right to extend this exclusive agreement for an additional five years only if certain preconditions are satisfied. If we are unable to renew or extend our agreement with XM at the conclusion of the ten-year term, it could be impossible to operate our business. Please see below for additional risks related to our relationship with XM.

Damage to XM’s satellite network or failure by XM to timely replace its existing satellites could damage our business.

We rely on XM’s satellite network for the delivery of our service. XM placed two new satellites into service during the second quarter of 2005 and fourth quarter of 2006, respectively. Its prior two satellites experienced progressive degradation problems and now serve as in-orbit spares. During 2007, XM entered into a sale leaseback transaction with respect to the transponders on its fourth satellite. If XM fails to make the required payments under this arrangement, it could lose the right to use its fourth satellite to broadcast its service. The terms of this arrangement also require that upon the occurrence of specified events, including an operational failure or loss of its fourth satellite, then XM will have to repurchase the satellite and it may not receive sufficient insurance proceeds to do so. An operational failure or loss of its two operational satellites would, at least temporarily, affect the quality of our service, and could interrupt the continuation of our service and harm our business. XM would likely not be able to complete and launch its fifth satellite before the second half of 2008. In the event of any satellite failure prior to that time, XM would need to rely on its back-up satellites. We cannot assure you that XM restoring service through either of its backup satellites would allow us to maintain adequate broadcast signal strength through the in-service date of XM’s fifth satellite, particularly if either of XM’s backup satellites were to suffer unanticipated additional performance degradation or experience an operational failure.

 A number of other factors could decrease the useful lives of our satellites, including:

•                  defects in design or construction;

•                  loss of on board station-keeping system;

•                  failure of satellite components that are not protected by back-up units;

•                  electrostatic storms; and

•                  collisions with other objects in space.

Our network of terrestrial repeaters communicates principally with one of XM’s satellites. If a satellite fails, we would have to repoint all of our repeaters to communicate with another of XM’s satellites. This would result in a degradation of service that could last several days and could harm our business.

Demand for our service may be insufficient for us to become profitable.

Because we offer a relatively new service, we cannot estimate with any certainty whether consumer demand for our service will be sufficient for us to continue to increase the number of subscribers at projected rates or the degree to which we will meet that demand. Among other things, continuing and increased consumer acceptance of our satellite radio service in Canada will depend upon:

•                  whether we obtain, produce and market high quality programming consistent with consumers’ tastes;

•                  the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain satellite radio service;

•                  the cost and availability of XM radios;

•                  the acceptance of our subscriber management systems; and

•                  the marketing and pricing strategies that we employ and that are employed by our competitors.

Any success experienced by satellite radio companies in the U.S. does not guarantee that we will attract and retain customers in Canada. Canadian subscribers will have diverse preferences that may not be sufficiently addressed by our originally produced Canadian channels. If demand for our service does not continue to increase as expected, we may not be able to generate enough revenues to generate positive cash flow or become profitable.

We will be required to pay royalty fees, which may be more costly than expected.

We must maintain music programming royalty arrangements with the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique (SOCAN), The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada (SODRAC) Inc. and The Canadian Musical Reproduction Rights Agency Ltd. (CMRRA). We anticipate that as our number of subscribers increases, these agencies may seek to increase the percentage of royalty fees we are required to pay. Royalty fees payable under these agreements may be more costly than anticipated and may be significant. As well, we will have to re-negotiate these arrangements once they come up for renewal. Re-negotiated fees may also be more expensive than current levels.

Pursuant to our licensing arrangements, we must contribute based on a prescribed percentage of our revenue each year to the development of Canadian talent and capabilities. We may not be able to meet these contribution requirements and, consequently our license may be revoked and we would lose our ability to continue to legally operate in Canada.

We are responsible for the negotiation of music programming royalty arrangements with a number of Canadian copyright collectives. The royalties payable to Canadian copyright collectives for the public performance of music and transfer of music to digital form, will be certified by the Copyright Board of Canada, or adjudicated by the Copyright Board in the event that we are not able to come to a negotiated arrangement with the Canadian collectives. There are no pre-existing tariffs in Canada that govern our consumer subscription satellite radio services. The Copyright Board generally adjudicates copyright royalties in arrears. This means that a decision could be issued by the Copyright Board, one or more years after we commenced broadcasting, and such fees would be retroactive to the commencement of the service in Canada. A hearing before the Copyright Board regarding proposed tariffs for SOCAN, NRCC and CMRRA/SODRAC has been rescheduled for November 27, 2007. It is unknown how long after this hearing a written decision of the Copyright Board will be rendered. Copyright royalties in Canada are generally payable on the basis of a percentage of gross revenue of the broadcasting service, or might be negotiated as a “per subscriber” fee. Decisions of the Copyright Board are subject to appeal in the Federal Court of Canada, which could further delay finalization of copyright fees. In Canada, copyright tariffs are filed with the Copyright Board before March 31 of each year, and become effective the January of the following calendar year.

We need to obtain rights to programming, which could be more costly than anticipated.

Third-party content is an important part of the marketing of our satellite radio service. In addition to the content provided to us by XM, we must develop or acquire content for all Canadian-produced channels on our service. Obtaining third-party content can be expensive. We may not be able to obtain and retain the third-party content we need at all or within the costs contemplated by our business plan. In addition, XM may be unable to consistently obtain third-party content at a reasonable cost or renegotiate programming agreements successfully, which may adversely affect our marketing efforts, our reputation and brand, our revenues and our business.

Higher than expected subscriber acquisition costs could adversely affect our financial performance.

We are still spending substantial funds on advertising, marketing and subsidizing costs of radio devices in transactions with car and radio manufacturers, retailers and other parties to obtain or as part of the expense of attracting new subscribers. Our ability to achieve cash flow breakeven and profitability within the expected timeframe or at all depends on our ability to continue to maintain or lower these acquisition costs. If the costs of attracting new subscribers and retaining subscribers are greater than expected, our financial performance and results of operations could be adversely affected.

Our inability to retain customers, including those who purchase or lease vehicles that include a subscription to our service, could adversely affect our financial performance.

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

SIRIUS Canada’s application for a satellite radio service was approved at the same time as ours. SIRIUS Canada launched its satellite radio service on December 1, 2005. SIRIUS Canada broadcasts channels and offers programming that we do not offer, and SIRIUS Canada’s satellite radio service may be offered as an option on various Canadian car model brands, certain of which may not offer our service. The Canadian Radio-television and Telecommunications Commission, or CRTC, has also approved CHUM’s application for a license to operate a terrestrial subscription radio service. SIRIUS Canada and/or CHUM may offer a more attractive service or enhanced features, may have stronger marketing or distribution channels, and either or both may gain a competitive advantage over us.

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

Internet radio broadcasts have no geographic limitations and can provide listeners with radio programming from around the country and the world. We expect that improvements from higher bandwidths, faster modems and wider programming selections and mobile internet service will make Internet radio increasingly competitive as well. In light of the increasing popularity of Internet radio, we have added XM Radio Online, an Internet based version of our service with increased channel selection, as a free service to our subscribers as well as offering  it as a stand alone service to which individuals may subscribe.

The Apple iPod®, a portable digital music player that stores up to 20,000 songs, allows users to download and purchase music through Apple’s iTunes® Music Store, which offers over 4 million songs, 100,000 podcasts, 20,000 audio books, 5,000 music videos, 250 feature films and 350 television shows. The iPod® is also compatible with certain car stereos and various home speaker systems. Our portable digital audio players including those with MP3 capability compete with the iPod® and other downloading technology and devices; and some consumers may use their digital music players in their vehicles rather than subscribe to XM Radio.

Our relationship with auto manufacturers for installing and distributing satellite radios to consumers may not result in as many subscribers as we are expecting.

We have entered into several exclusive arrangements with Canadian auto manufacturers, including, among others, General Motors of Canada Limited, or GMCL, Honda Canada, Nissan Canada, Toyota Canada, Hyundai Canada, Subaru Canada, Porsche Cars Canada Ltd. and Suzuki Canada, for installation of XM radios in many of these auto manufacturers’ vehicles. We spend a significant amount of money on marketing expenditures towards auto manufacturers’ initiatives, and purchasers of these auto manufacturers’ vehicles represents a substantial proportion of our subscriber base. The customers of auto manufacturers with which we have reached agreements may not subscribe or be attracted by our service. If any of these auto manufacturers with which we have reached arrangements, lose market share to manufacturers with whom we do not have distribution arrangements or the market in general experiences a downturn, then our business may also be adversely affected.

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

We may need additional financing due to future developments, changes in our business plan or failure of our business plan to succeed, including increasing marketing, distribution or programming costs. Our actual funding requirements could vary materially from our current estimates. If additional financing is needed, we may not be able to raise sufficient funds on favorable terms or at all. If we fail to obtain any necessary financing on a timely basis, our ability to execute our current business plan may be limited, and our business could be adversely affected. As a result, we could default on our commitments to creditors or others and may have to seek a purchaser for our business or assets. See “Risk Factors — Risks Related to our Indebtedness.”

Weaker than expected market and advertiser acceptance of our satellite radio service in Canada could adversely affect our advertising revenue and results of operations.

Market and advertiser acceptance of our satellite radio service is important to the success of our business. Our ability to generate advertising revenues is directly affected by the number of subscribers to our satellite radio service and the amount of time subscribers spend listening to our various channels. Our ability to generate advertising revenues also depends on several other factors, including the level and type of market penetration of our service, competition for advertising dollars from other media and changes in the advertising industry and economy generally. We compete directly for audiences and advertising revenues with SIRIUS Canada, the other approved Canadian satellite radio licensee, and traditional AM/FM radio stations, some of which maintain longstanding relationships with advertisers and possess greater resources than we do, and “new media” including internet, internet radio and podcasts. In addition, our license restricts us from broadcasting more than six minutes of national advertisements per clock hour on each of our Canadian- produced channels. Because CRTC regulations limit our ability to offer our satellite radio service other than to subscribers on a pay-for-service basis, certain advertisers may be less likely to advertise on our satellite radio service.

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

The satellite radio industry and the audio entertainment industry are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. There is no assurance that one or more of the technologies that is utilized by us may not become obsolete. If we are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies obsolete. In addition, we may face unforeseen problems in operating the XM system in Canada that could harm our business. Because XM Canada depends on third parties to develop technologies used in key elements of the XM radio system, more advanced technologies that we may wish to use may not be available to us on reasonable terms or in a timely manner. Further, our competitors may have access to technologies not available to us, which may enable them to produce entertainment products of greater interest to consumers, or at a more competitive cost.

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

The unfavourable outcome of pending or future litigation could have an adverse impact on us.

In the ordinary course of business, we become aware from time to time of claims or potential claims, or may become party to legal proceedings arising out of various matters, such as contract matters, employment related matters, issues relating to our repeater network, product liability issues, and copyright, patent, trademark or other intellectual property matters. Third parties may bring suit relating to such matters. We cannot predict the outcome of any such claim, potential claim or these lawsuits and legal proceedings with certainty. Nevertheless, we believe that the outcome of any such claim, potential claim or proceeding, of which we are currently aware, even if determined adversely, would not have a material adverse effect on our business, consolidated results of operations or financial position.

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

A bankruptcy or financial difficulties of a third party with whom we have a significant relationship could harm our results of operations.

In the event that any other third party with whom we have significant relationships, including any distributor, licensor, OEM or radio supplier, files a petition in or is assigned into bankruptcy or becomes insolvent, or makes any assignment for the benefit of creditors or makes any arrangements or otherwise becomes subject to any proceedings under applicable bankruptcy laws or insolvency laws with a trustee, or receiver appointed in respect of a substantial portion of its property, or in the event that such a third party liquidates or winds up its daily operations for any reason whatsoever, then our business and results of operations would likely be materially and adversely affected.

On October 8, 2005, Delphi and 38 of its domestic U.S. subsidiaries, which we refer to collectively as Delphi, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. Delphi manufactures, in factories outside the United States, XM radios for installation in various brands of GM vehicles. Delphi also distributes to consumer electronics retailers various models of XM radios manufactured abroad. Pursuant to an order of the Bankruptcy Court dated January 5, 2007, Delphi Corporation secured replacement debtor-in-possession financing up to an aggregate principal amount of $4.5 billion. The financing is guaranteed by all of the other Delphi entities, which are debtors in the Delphi bankruptcy cases and is to be used in part to repay in full certain outstanding pre-bankruptcy loans and all loans and obligations under Delphi’s original debtor-in-possession financing. Delphi has also stated that its overall liquidity (including funds on hand outside the United States that Delphi does not plan to repatriate to fund U.S. operations) will support its global operations outside the U.S. and help assure the continued adequacy of working capital throughout Delphi’s global business units. Delphi has stated that its plants should continue normal operations and GM has stated that Delphi expects no disruption in its ability to supply GM with the systems, components and parts GM needs. Delphi has advised us that it expects no disruption in the continued supply of XM radios. However, we cannot estimate with any reasonable assurance the impact, if any, on us or GM that may ultimately result from Delphi’s petition for reorganization under Chapter 11.

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

We employ or independently contract with certain on-air talent, such as Phil Esposito and Jeff Fillion, who maintain significant loyal audiences in or across various demographic groups. The fame of our on-air talent and their ability to retain and grow their respective audiences is a factor in our ability to sell subscriptions and advertising. Our on-air talent may not attract and/or retain the number of subscribers that we anticipate and, further, on-air talent may offend or alienate subscribers that are outside of the target audience of such on-air talent. We cannot be certain that our on-air talent will remain with us or will be able to retain their respective audiences. If we lose the services of one or more of these individuals, and fail to attract comparable on-air talent with similar audience loyalty, the attractiveness of our service to subscribers and advertisers could decline, and our business could be adversely affected.

Consumers could steal our service.

Like all radio transmissions, the XM radio signal in Canada is subject to interception. Pirates may be able to obtain or rebroadcast XM radio service without paying the subscription fee. Although XM uses encryption technology to mitigate the risk of signal theft, such technology may not be adequate to prevent theft of the XM Radio signal. If widespread, signal theft could harm our business.

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

Subsequent to successful completion of our US$100 million senior notes offering, our $20 million convertible unsecured subordinated debenture offering, and the activation of our standby Credit Facility with XM, we have substantial indebtedness and significant debt service obligations.

As of August 31, 2007 we had a total indebtedness of US$100 million (approximately $106 million), under our senior notes and $2,136,400 under our standby Credit Facility with XM. In addition, we have the ability to continue to borrow up to the $45 million limit under a standby Credit Facility with XM, or the XM Credit Facility.

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

In addition, the XM Credit Facility contains certain restrictive covenants. In order to continue to draw on the XM Credit Facility, we will be required to satisfy specific financial ratios and certain financial condition tests as a condition to the advance of funds. In the event of a default under this facility, XM could seek to declare all amounts outstanding under the XM Credit Facility, together with accrued and unpaid interest, if any, to be immediately due and payable. This could result in a cross-default under the indenture governing the notes. If the indebtedness under the XM Credit Facility or the notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full that indebtedness or any of our other indebtedness.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make interest payments on and to repay or refinance our indebtedness and to fund planned operating and capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you, however, that our business will generate sufficient cash flow from operations to enable us to pay interest on the notes, the convertible debentures and the XM Credit Facility, or repay them at maturity or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness.

Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•                  our financial condition at the time;

•                  restrictions in the indenture governing the notes and the XM Credit Facility or other outstanding indebtedness; and

•                  other factors, including the condition of the financial markets or the satellite radio industry.

As a result, we may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on the notes.

We may be able to incur additional indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the XM Credit Facility and the indenture governing the notes contain restrictions on the incurrence of additional indebtedness, debt incurred in compliance with these restrictions could be substantial. The XM Credit Facility permits total borrowings thereunder of up to $45 million. In addition, the indenture governing the notes, the indenture governing the convertible debentures, and the XM Credit Facility will not prevent us from incurring obligations that do not constitute indebtedness. If we and our subsidiaries incur additional indebtedness or other obligations, the related risks that we and they face could be magnified.

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

On February 10, 2006, the CRTC approved CSR Inc.’s application in which CSR Inc. voluntarily applied to have its conditions of license amended to require it to provide a minimum of four of its eight Canadian-produced programming channels in the French language, (two of the four to be music channels). Since we launched our service in November 2005 with four French- language channels this new condition to the license has already been satisfied. In addition, other amendments to the license include if certain subscriber penetration figures are achieved and CSR Inc. has not added two additional Canadian-produced programming channels, for a total of ten, within the three year period following launch of its service, CSR Inc. will increase to 6% (from 5%) of its gross service revenues as its annual contribution to approved third party initiatives in support of Canadian talent development in both of Canada’s official languages. The two additional Canadian-produced programming channels have since been added to our programming lineup.

On March 24th, 2006, CSR Inc. submitted an application to the CRTC requesting the amendment of its conditions of license. The requested amendment would allow for the carry over of a credit into subsequent broadcast years for contributions to the development of Canadian talent in excess of the prescribed amount. On May 11, 2007, this application was denied by the CRTC.

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

Given the conditions of our license imposed by the CRTC, we may not be able to offer a service that is sufficiently competitive to other audio offerings, both in Canada and the U.S. If the XM service in Canada is substantially different from XM’s offering in the U.S., or if there are specific channels that are offered in the U.S. but are not offered by us in Canada, Canadians may choose to subscribe via the U.S. services (XM or SIRIUS in the U.S.) instead of with us. A significant gray market for U.S. based XM radio has already developed in Canada and its continued strength may have a material adverse effect on our business.

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

We are required to adhere to Safety Code 6 “Limits of Human Exposure to Radiofrequency Electromagnetic Fields in the Frequency Range from 3 kHz to 300 GHz” (“Safety Code 6”) prepared by the Radiation Protection Bureau of Health Canada in 1999, as amended from time to time. We are required to conduct Radio Frequency surveys, at repeater facilities, in order to verify compliance with Safety Code 6, and if such facilities do not comply with Safety Code 6, we may be required by Industry Canada to reduce power levels or curtail the transmissions from the terrestrial transmitters. This could result in service interruption to our subscribers in areas where structures impede direct reception of the signals from the XM satellites.

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

Additional costs to the business may result based on the outcome of XM’s negotiations with third party programmers.

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

We have the exclusive right and license to commercially offer and provide to Canadian subscribers certain XM channels that are offered by XM in the U.S. as part of its satellite digital audio radio services, in combination with those Canadian channels we supply to XM, as transmitted by the XM satellite system or as retransmitted within Canada using terrestrial repeaters located in Canada. We do not have a direct interest in the technology comprising the XM system. However, we have agreed to bear a pro rata share of the cost of licensing necessary third party intellectual property incurred by XM, and this cost could be significant to us. Further, other parties may have patents or pending patent applications which will later mature into patents or inventions which may block XM’s ability to operate its system or may negatively affect our ability to license our technology from XM. The loss of necessary technologies by XM could require XM to obtain substitute technology of lower quality performance standards, at greater cost or on a delayed basis, which could harm both of our businesses. Litigation that is successfully brought by a third party against XM could require us to seek alternative licenses from third parties which may offer services of an inferior quality which could adversely affect our business.

Proposed Merger of XM and Sirius

On February 19, 2007, XM Satellite Radio Holdings Inc. and Sirius Satellite Radio Inc. entered into an Agreement and Plan of Merger, pursuant to which XM and Sirius will combine its businesses through a merger of XM and a newly formed, wholly owned subsidiary of Sirius (the “Merger”). The completion of the Merger is subject to various closing conditions, including obtaining the approval of XM’s and Sirius’ stockholders and receiving certain regulatory and antitrust approvals (including from the Federal Communication Commission, or FCC, and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended). The time frame for the closing of the Merger is uncertain, if it occurs at all. It is difficult to anticipate the impact of the Merger, should it occur, on our business operations here in Canada. While the Merger is pending, consumers in Canada may delay or defer decisions to become our subscribers and existing subscribers may experience uncertainty about our service.

Risk Related to Our Principal Shareholders

A small number of shareholders own a significant percentage of our voting shares and could significantly affect matters requiring a shareholder vote.

Because a small number of shareholders own a significant percentage of our Subordinate Voting Shares and Class B Voting Shares, they may influence all major corporate decisions and our other shareholders may not be able to affect these corporate decisions. In addition, under the terms of a shareholders agreement, each of CSRI Inc., formerly Canadian Satellite Radio Investments Inc., and XM has certain board nomination rights and certain consent rights with respect to fundamental corporate actions. As a result, these shareholders will be able to directly impact our ability to undertake certain actions.

Item 4 — Information on the Company

A.            HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is Canadian Satellite Radio Holdings Inc. Our trade name is XM Canada. We were incorporated under the Business Corporations Act (Ontario) on July 31, 2002, as 2014503 Ontario Inc. Our name was changed to “Canadian Satellite Radio Holdings Inc.” by articles of amendment filed on July 7, 2003 and on December 7, 2005 we amalgamated with 2087609 Ontario Inc., under Part XIV of the Business Corporations Act (Ontario).

Our head office is located at 590 King Street West, 3rd Floor, Toronto, Ontario, Canada, M5V 1M3, and our telephone number is (416) 408-6000. Our corporate website can be accessed through www.cdnsatrad.com. The information found on our corporate website is, however, not part of this annual report. Our agent for service of process in the United States with respect to our senior notes is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

On July 1, 2007, we became the exclusive satellite radio home of the NHL.

On August 31, 2007, we achieved more than 300,000 subscribers.

On September 12, 2007 we completed a $20 million convertible debt offering.

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

For a description, including the amount invested, of our principal capital expenditures for fiscal year ended August 31, 2007, see the “Liquidity and Capital Resources” section in our “Management Discussion and Analysis of Financial Condition and Results of Operation” included in this annual report under “Item 5 — Operating and Financial Review and Prospects.”

B.            BUSINESS OVERVIEW

Our Business

We continue in our mission to become the market leader in providing subscription based satellite radio entertainment to the Canadian market, based on the number of satellite radio subscribers. During our second fiscal year, which ended August 31, 2007, we achieved 306,000 subscribers, a 102% increase over the 151,600 subscribers we had as of August 31, 2006. We are the exclusive Canadian licensee of XM, a pioneer in satellite radio and the leader, by total subscribers, in the U.S. satellite radio market. XM has publicly stated that it had over 8.5 million satellite radio subscribers as of September 30, 2007. As the exclusive licensed provider of XM SDARS, in Canada, our service leverages XM’s existing satellite network and technology, its brand and distribution relationships and significant operational know-how. Through XM, we currently offer up to 130 channels, which include commercial-free music, as well as news, talk, sports and children’s programming, including at least 13 Canadian channels designed and developed by us from our studios in Toronto, Montréal and Québec City. The subscription fee for our service is $14.99 per month, or $12.91 per month for subscribers who sign a 3 year subscription agreement with us. Subscribers are offered a discount on the monthly subscription rate by prepaying for a fixed term of one year or greater. Each subscriber also has the opportunity to purchase a limited number of additional subscriptions for $9.99 per month.

Distribution of our satellite radios is primarily through automobile OEMs and consumer electronic retailers.

We have multi-year distribution arrangements with several automobile OEMs, including GMCL, Honda Canada, Nissan Canada, Toyota Canada, Hyundai Canada, Subaru Canada and Suzuki Canada. As a result of these agreements, XM satellite radios represented more than 80 percent of all factory-installed satellite radios in 2007 vehicle models and are now available in more than 180 vehicle models for the 2008 model year. Similar to U.S. OEMs, most Canadian OEMs commence their model year during the summer, such that the 2008 model year started in the summer of 2007. GMCL, Honda Canada and Nissan Canada each have an equity stake in our Company.

Under our exclusive 13 year agreement with GMCL, which became effective November 10, 2005 at least 90% of GMCL’s vehicle lines for the 2007 model year and beyond must offer factory-installed XM radios. GMCL is the single largest seller of automobiles in Canada.

In addition to our distribution arrangements with automobile OEMs, we have multi-year distribution agreements with Harley-Davidson motorcycles for the installation of XM satellite radios, Rogers Communication to provide XM Canada content across the Rogers Wireless, Cable and Internet platforms, Avis Rent A Car and Budget Rent A Car to provide the XM service in rental vehicles across Canada and Air Canada for exclusive programming of in-flight music channels. XM radios are also available in Canada at national and regional consumer electronics retailers, such as Best Buy, Canadian Tire, Future Shop, The Source, and other large national, regional and independent retailers that sell consumer electronics in Canada. These retailers represent over 3,600 stores.

On September 12, 2005, we and XM announced an approximately US$100 million ten-year contract to broadcast National Hockey League, or NHL, games as part of the XM service. This ten-year contract was non-exclusive to us for the first two years and we became the exclusive Canadian satellite radio provider of NHL games beginning July 1, 2007. We believe that this transaction will have a significant positive impact on attracting subscribers to the XM service in Canada. We are responsible for a substantial portion of the fees payable to the NHL under this agreement.

We are one of only two applicants who have received approval from the CRTC, for a Canadian broadcasting license to provide subscription-based satellite radio service in Canada. The other approved satellite license applicant is SIRIUS Canada, a joint venture between CBC-Radio Canada, Standard Broadcasting and SIRIUS. A third applicant, CHUM Limited, or CHUM, also received approval from the CRTC for a broadcasting license to provide a subscription- based radio service in Canada, but only through terrestrial transmitters.

We are broadcasting our service using XM’s existing satellite network, which covers the continental U.S. and Canada. We are supplementing XM’s satellite coverage with a terrestrial repeater network of approximately 62 repeaters, owned and operated by us. Our repeater deployment is focused on the 16 largest Canadian cities to improve coverage and reduce interruptions by buildings or other obstacles.

Radios designed to serve the car, home, portable and wearable stereo markets are available in Canada at national and regional consumer electronic retailers under the Audiovox, Delphi and Pioneer brand names. The Delphi Xpress RC is the newest addition to our Plug-n-Play radio portfolio, featuring a colour screen with split-screen scrolling and selection functionality, and will be available to consumers Canada-wide as of November 2007. The initial cost of any of these radios to the consumer ranges from approximately $30 to $300, inclusive of rebates.

For the fiscal period ending August 31, 2007, we generated revenues of approximately $21,244,380. Nearly all of our revenue comes from subscriptions, activations and sales of radios from the direct fulfillment channel. Incremental revenue is generated from advertising spots on the non-music channels that we program in Canada and U.S. focused advertisements that we place on our National Hockey League Talk Channel. As we grow our subscriber base, we expect that our service will become an increasingly attractive medium for advertisers to target customers on a nationwide basis.

Exclusive XM Relationship

XM offers innovative and diverse radio programming in digital quality sound with more than 170 channels in the U.S. featuring music, news, talk, sports, traffic and weather and a variety of other content. We have an initial ten-year agreement with XM, which became effective November 17, 2005, providing us with the exclusive rights to sell XM’s SDARS in Canada. XM has a significant equity interest in our business.

Our service currently includes up to 130 channels, including commercial-free music, as well as news, talk, sports and children’s programming, including at least 117 XM channels and at least 13 Canadian channels developed by us. We believe the content provided on these channels is well suited to Canada’s diverse listening population.

We leverage XM’s existing content and existing satellite network, which significantly lowers the capital required to enter and operate in the satellite radio market. In addition to XM’s satellite network, we utilize XM’s established programming and broadcasting facilities and benefit from the significant capital invested by XM to date in research and development and on developing its satellite network. XM has agreed to provide us with technical expertise in connection with our terrestrial repeater network across Canada and our information technology platform and broadcasting operations.

We have had, and will continue to have, the benefit of utilizing XM’s experience in conducting our business and when making broadcasting, advertising and other arrangements with third parties. In developing our information technology and business processes, including our call center, we have utilized XM’s experiences, and will continue to leverage its relationships. We have worked closely with XM’s management to identify key success factors in both marketing to the consumer and training our distribution forces.

A summary of the key terms of the operational agreements between us and XM are contained below under the heading “Business — Operational Agreements.”

Competitive Strengths and Business Strategy

We believe that our business benefits from a number of factors as a result of our affiliation with XM and the later launch of our service in Canada. In particular, we have had the benefit of observing four years of XM’s operations in the U.S. before launching our service in Canada and we have been able to leverage many of the economies of scale XM has already achieved. We believe that other factors benefitting our business include the following:

•      Low funding requirements. Since XM’s satellite infrastructure already covers the continental U.S. and Canada, we are not required to build, launch, maintain or manage our own satellites, which saves us significant time and funding. In addition, as we continue to develop our information technology systems, we intend to leverage XM’s experience and existing broadcasting licenses. This is less expensive, and requires less time than building our own set of systems. We also believe that our relationship with XM, and XM’s experience in rolling out its U.S. service, has allowed us to design an efficient network of terrestrial repeaters. We had the benefit of designing our repeater network and coverage testing Canadian cities with the XM satellites already in place, and as a result, we believe that we were able to model the optimal repeater sites more effectively.

•      XM continues to change programming in response to its listenership and offers a unique radio listening experience for Canadians. XM reports that it has a wider variety of programming than it did when it originally launched in the U.S. With the addition of a greater variety of sports channels, including exclusive coverage of the National Hockey League play-by-play, as well as well-known talk show personalities, such as Oprah Winfrey and Bob Edwards, XM continues to refine its programming lineup. We believe that Canadians have an appetite for specialized radio programming and are eager to have access to the depth and choice that the XM system provides. We have fully functional broadcast studios in Toronto, Montréal and Québec City. These studios are well equipped to program and broadcast music and talk channels in both French and English.

•      Well-developed distribution channels. According to DesRosiers Automotive Consultants Inc., we have secured relationships to factory install receivers with automotive companies that represent approximately 58% of vehicles sold in Canada in 2006, including General Motors, Honda, Toyota, Hyundai and Nissan. As a result of our relationship with XM, we have been able to reach comparable distribution arrangements with most of the Canadian counterparts of these auto manufacturers. Also, given the increased market awareness of satellite radio in Canada, retailers in Canada have been willing to carry and display satellite radio devices on their shelves.

•      Lower cost and more variety of radios. We entered the market when the cost of manufacturing radios has been less expensive than it has been historically due to technology improvements and improved scale of production. This has resulted in lower cost radios to the consumer, significantly lowering a barrier to satellite radio technology adoption. This trend continues to reduce subsidies provided by satellite radio service providers, significantly lowering their cost to acquire new subscribers. Lower costs also have resulted in a proliferation of stationary, portable and wearable radios and other technological devices equipped for the playing and recording of music and other audio files. We believe that this expansion of devices has dramatically expanded the market opportunity for satellite radio beyond car stereos.

•      Future growth opportunities. As we continue to build our subscriber business through traditional retail and automobile OEM channels, we also plan to grow the business by offering specific hardware and services through non-traditional retail channels, including rental car companies, national and local businesses, hotel chains, and to boat and airplane owners, commercial airlines, truckers and others. Subscribers through these channels will have distinct hardware and service packages, including weather information for marine and aviation. We expect that subscriber fees may be different for each of these channels. XM also reports that XM’s telematics service offerings are becoming more widespread in the U.S. Telematics, which includes real time data and traffic information through vehicle navigation systems such as XM NavTraffic, is being integrated into select Honda/Acura, Toyota/Lexus, Nissan/Infiniti and General Motor models. XM NavTraffic is the U.S. first real-time satellite traffic data service and is available in 79 major metropolitan cities across North America, including 3 Canadian cities for a monthly fee. We anticipate that the Canadian partners of these automobile OEMs will promote telematics here in Canada. XM, working with several partners, introduced the XM Advanced Services vehicle at the 2006 Consumer Electronics Show. This concept car featured in-car video (On2 Technologies), voice command (VoiceBox (R) Technologies), weather alerts (WxWorx), parking spot locator (Nu-Metrics Inc. and InfoGation) and other innovations.

Our Product

Channel Line-Up

We currently offer up to 130 channels including commercial-free music, as well as news, talk, sports and children’s programming, including at least 117 XM channels and at least 13 Canadian channels designed and developed by us from our studios in Toronto, Montréal and Québec City, for a base subscription fee of $14.99 per month, or $12.91 per month for subscribers who sign a 3 year subscription agreement, and additional family subscriptions for $9.99 per subscription. Subscribers are offered a discount on the monthly subscription rate by prepaying for a fixed term of one year or greater.

Our service offers a broad range of music genres that are popular but currently unavailable in many Canadian markets. Hallmarks of our channel lineup in Canada include music from a variety of genres, including:

•      Decades — individual channels that broadcast music hits specific to each decade from the “40s through to the ”90s;

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

In addition to music genres, we also offer a broad array of sports, news, comedy and talk entertainment channels. These types of programming are not available in many radio markets and we believe this makes our service appealing to dedicated sports fans and listeners whose tastes are not served by existing AM/FM radio stations. On September 12, 2005, we and XM announced a US$100 million (approximately $106 million) ten-year contract to broadcast National Hockey League, or NHL, games as part of the XM service. The ten-year contract was non-exclusive for the first two years and as of July 1, 2007, XM Canada is the exclusive Canadian satellite radio provider of NHL games. We believe that the exclusivity of this deal will have a significant positive impact on attracting subscribers to the XM service in Canada. We are responsible for a substantial portion of the fees payable to the NHL under this agreement.

In addition to at least 117 XM channels, we also offer at least 13 Canadian channels designed and developed by us. These 13 channels, of which 8 are English and 5 are French, are:

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

•      Scoreboard- a 24/7 sports score information channel covering all major league sports including tennis and auto racing.

•      The Verge — a 24/7 rock music channel featuring new, emerging and recently established Canadian rock artists;

•      Laugh Attack — a comedy channel spotlighting Canadian comedians; and

•      Canada 360 — a 24/7 national news and information channel focused on the latest news, weather, sports, business and entertainment information and issues of importance to Canadians.

•      ATN — a 24/7 channel produced by the Asian Television Network for XM Canada, Canada’s pioneer South Asian Broadcaster,  serving the South Asian community across North America with the latest news, sports and entertainment.

French Channels

•      Radio Parallel- Featuring “Le Pirate” Jeff Filion, Radio Parallel focuses on controversial issues of importance to Quebecers. Also features NHL play by play.

•      Quoi de Neuf — a 24/7 national news and information channel focused on the latest news, weather, sports, business and entertainment information and issues of importance to Francophones.;

•      Calendrier Sportif— a 24/7 sports channel featuring continuously updated schedules of sporting events taking place North America with a particular focus on Quebec;

•      Air Musique — a music station featuring selections chosen based on real time subscriber feedback; and

•      Sur La Route — a music station featuring a blend of modern and classic pop, folk, rock and roll, “chanson” and soul featuring yesterday’s, today’s and tomorrow’s stars.

Our music channels are completely commercial-free and our talk and sports channels have a reduced amount of advertising relative to terrestrial radio. We believe that a significant portion of the listening market will pay to subscribe to a radio service that provides commercial-free channels and channels with reduced advertising, as demonstrated by the appeal of limited periods of non-stop music used by some traditional AM/FM stations. Of the at least 13 Canadian content channels that we program, those that have advertising do not broadcast more than six minutes of national commercial messages during any hour, in accordance with our CRTC broadcasting license.

We believe that our service is an appealing alternative to traditional AM/FM radio in Canada as well as other in-vehicle audio entertainment options. Local radio stations, even those that are part of national networks, focus on maximizing listener share within local markets. This limits the types of programming they can profitably provide to mass appeal formats. In contrast, our coast-to-coast coverage and ability to provide up to 130 channels in each radio market allows us to aggregate listeners from markets across the country, expanding the types of programming we can provide. The following chart indicates some of the principal differences between XM radio in Canada and traditional AM/FM radio.

	XM Radio in Canada	Traditional AM/FM Radio

Programming quality and choice	Up to 130 channels with an extensive variety of programming	Limited formats in many markets
Coverage	Coast-to-coast coverage in the densely populated regions of Canada	Local area coverage
Audio quality	Digital quality sound	Analog AM/FM quality sound
Commercial Advertising	Features 100% commercial-free music channels. Six minutes or less of commercials per hour on our programmed talk channels	Up to 18 minutes of commercials per hour
Radio Displays	Text display with title/name of song/artist, as well as sports scores and stock ticker on certain radios	Limited visual display

XM creates most of its music channels at its studio facilities in Washington, District of Columbia; New York City, New York; and at the Country Music Hall of Fame and Museum in Nashville, Tennessee. We have broadcasting studios in Toronto and Québec City that have technological capabilities comparable to those of XM’s studios in the U.S. We have created our own unique Canadian channels at these Canadian broadcasting facilities. To that end, we have hired key programming and production staff and on-air talent to prepare our content for broadcast on our Canadian channels. There is a large pool of Canadian talent, and we are very selective in order to ensure that our programming meets the high standards established by XM.

Accompanying the audio portion of the broadcast, the digital display of our radios indicates the channel name, number and category. It also can be adjusted to indicate the name of the song and artist, or the name of the talk show being aired. A personal stock ticker, sports ticker and clock are also displayed on certain radios.

XM continues to implement its technology plan, which aims to reduce the cost of XM radios while increasing their functionality. We intend to continue to leverage any cost reductions and technological innovations achieved by XM.

Other Offerings

Our subscribers and Canadian non-subscribers can now listen to a live stream of selected XM Canada channels over the internet via our XM Radio Online Service, located at http://listen.xmradio.ca. XM Radio Online is available as part of the basic subscriber package for free, as a stand alone subscription for $14.99 / month, and as a three-day complimentary trial is available to non-subscribers.

We continue our partnership with TELUS to deliver select XM Canada channels to TELUS mobile phone users. As at June 30, 2007, TELUS had approximately 5.2 million wireless subscribers. TELUS wireless subscribers can pick a stand alone package of 22 channels for a price of $15.00 or it is included in the ‘Spark 25’ Bundle for $25.00.

On April 3, 2007, we launched a partnership with Rogers to deliver select XM Canada channels to Rogers mobile phone users. As at June 30, 2007, Rogers had 6.9 million wireless voice and data subscribers. Rogers wireless subscribers can pick a stand alone package of 25 channels for a price of $15.00 or it is included in the ‘Vision’ Bundle for $25.00.

Marketing

Our marketing strategy is aimed at educating and building awareness and demand among potential subscribers in Canada of XM’s SDARS as the leader in the new satellite radio category, with XM offering appealing features compared to traditional radio.

Our promotion of XM’s service in Canada has been and will continue to be supported by both traditional and non-traditional advertising programs including radio, print, outdoor and direct marketing and television, some of which may be co-branded (and potentially co-funded) with our distribution, programming and hardware manufacturer partners. We will focus on educating consumers about XM and satellite radio through hands-on experiences at sites such as retail outlets, automotive dealerships and various entertainment venues. We have and will continue to offer promotional programs geared to the consumer when the timing and opportunity is appropriate. These opportunities may include discounts on hardware pricing or multi-year subscription fees, or bundling XM with other related services. We also distribute sample programming and marketing materials at retail outlets, car rental outlets, commercial airlines, concert venues and on the Internet to generate consumer interest.

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

We recently began supplying XM content on Air Canada’s existing “enRouteFM” channels in both English and French, which is accessible to all of the 31 million passengers Air Canada carries each year. Additionally, we have engaged in various marketing activities both on-board Air Canada’s aircraft and in its Maple Leaf lounges across the country.

XM Canada is also now available free of charge to customers of Avis Rent A Car and Budget Rent a Car, with rentals of higher General Motors vehicles, subject to availability.

Distribution

We market our satellite radio service through several distribution channels including automotive manufacturers, national and regional electronics retailers, car audio dealers and mass retailers. We continue to focus on distribution of radios through retail distributors and automotive manufacturers to promote rapid market penetration.

Automobile OEMs

We have multi-year distribution arrangements with several automobile OEMs, including, among others, GMCL, Honda Canada, Nissan Canada, Toyota Canada, Hyundai Auto Canada, Porsche Cars Canada, Subaru Canada and Suzuki Canada. As a result of these agreements, XM satellite radios represented more than 80 percent of all factory-installed radios in 2007 vehicle models and are now available in more than 180 vehicle models for the 2008 model year. Similar to U.S. OEMs, most Canadian OEMs commence their model year during the summer, such that the 2008 model year started in the summer of 2007. Together with these automobile OEM partners, we generally offer a 3-month trial to all new purchasers of vehicles that are XM enabled.

Under our exclusive 13 year agreement with GMCL, which became effective November 10, 2005 at least 90% of GMCL’s vehicle lines for the 2007 model year and beyond must offer factory installed XM radios. GMCL is the single largest seller of automobiles in Canada A summary of the key terms of our distribution agreement with GMCL is contained below under the heading “Business — GMCL Distribution Arrangement”.

Our exclusive multi-year agreement with Honda Canada provides that Honda will factory install XM satellite radios in Honda and Acura models. Honda Canada began factory installations starting in the  fall of 2007 with the Acura MDX and TL models and is expanding to a wider range of products for the 2008 model year to include the Acura RDX, the Honda Accord and the Honda Odyssey. Part of the agreement with Honda Canada includes an equity stake in our company. Honda Canada is the country’s fifth largest automobile manufacturer, with sales of more than 165,000 vehicles in 2006.

Our exclusive 10-year agreement with Nissan Canada includes the factory installation of satellite radios in select 2008 model Nissan vehicles, including the top-selling Nissan Altima, and standard on all 2008 Infiniti vehicles. It is anticipated that XM satellite radios will eventually be factory installed in the majority of Nissan’s lineup. Nissan Canada also assumed an equity position in our Company as part of this agreement.

We have a 5 year distribution agreement with Toyota Canada. Toyota is the second largest auto retailer in Canada with sales of over 195,000 vehicles. Toyota auto dealers have already begun installing XM satellite radio receivers in select Toyota/Lexus models.

We have an exclusive multi-year distribution agreement with Hyundai Auto Canada. Hyundai is among the best-selling foreign manufacturers in Canada, having sold over 70,000 vehicles in 2006. XM is currently offered as standard equipment on the award winning Azera and Sonata sedans, as well as the Vera Cruz cross-over and Sante Fe sport utility vehicles.

We have an exclusive multi-year distribution agreement with Porsche Cars Canada.

Suzuki Canada will factory install satellite radios on the 2008 XL-7 JLX and dealer installation kits will be available for the 2007 Grand Vitara and SX4 models.

Subaru Canada will commence factory installation in select 2008 model year cars.

We have also entered into a multi-year distribution agreement with Harley Davidson Motorcycles.

National and Regional Consumer Electronics Retailers

XM radios are available at national and regional consumer electronics retailers, such as Best Buy, Canadian Tire, Future Shop, The Source and other large national, regional and independent retailers that sell consumer electronics in Canada. These retailers represent over 3,600 stores in Canada. We develop in-store merchandising materials, including fully functional displays for several retailers, and train the sales forces of all major retailers.

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

Consumer Hardware

Subscribers access our service through specialized satellite radios that may also receive traditional AM/FM channels. We launched our service with a focus on three XM radio categories. The XM2go radios were the first portable units available that receive the live satellite feeder that can be used in the home, in the car or on the go, and are currently available under the Delphi MyFi and Pioneer inno™ brand names. The Pioneer inno™ also includes MP3 functionality. Second, Plug-n-Play radios allow subscribers to listen to XM radio in the car, or at home through their home stereo system or portable boom box. We currently market a broad selection of radios and accessories, across different price points, by Delphi and Audiovox, including the Xpress family and RoadyXT’s. Finally, permanent in-car and home radios allow subscribers to upgrade their existing radios to include XM’s service, and are supported by a variety of radio manufacturers including Alpine, Audiovox, Pioneer, Polk Audio, Sony, Yamaha and others. The initial cost of these radios to the consumer ranges from approximately $70 to $300, inclusive of rebates. XM radios are available in Canada at national consumer electronics retailers such as Best Buy, Future Shop,  The Source, Canadian Tire and other large national, regional and independent retailers.

Advanced Satellite Radio Technology

Since the introduction of the first XM radio in 2001, XM reports that there has been significant advancement in the selection and features of XM hardware. On August 9, 2005, XM unveiled the Delphi RoadyXT and Audiovox Xpress, the smallest satellite radios ever. In 2006, the Pioneer inno™ with MP3 capabilities, the next generation of XM2go portable satellite radio receivers, became available in many stores across Canada. A particularly innovative feature of the inno allows the user to “bookmark” songs heard on XM, connect the inno to a personal computer, and instantly purchase the songs from the XM + Napster online service. Additionally, at the 2006 Consumer Electronics Show in Las Vegas, XM introduced several new radios with increased functionality, including MP3 capability.

Terrestrial Repeaters

The terrestrial repeater system that we have deployed in 16 major cities across Canada supplements the coverage of the XM satellites in Canada. In some areas, satellite signals may be subject to blockages from tall buildings and other obstructions. XM reports that due to the satellites’ longitudinal separation, in most circumstances where reception is obscured from one satellite, XM radio’s signal will still be available from another XM satellite. XM has indicated, however, that in some urban areas with a high concentration of tall buildings, line-of-sight obstructions to all satellites may be more frequent. Terrestrial repeaters are ground-based electronics equipment installed on rooftops or existing tower structures that receive the signal from one of the satellites, amplify it and retransmit it at a significantly higher signal strength to overcome any satellite signal obstruction. XM’s network operating center monitors the terrestrial repeater network to ensure that the XM radio system is operating properly. We utilize XM’s fault detection diagnostics systems to detect various system failures before they significantly impact our quality of service.

Satellite Network

XM currently transmits its signal throughout the US and Canada from its two satellites XM-3 and XM-4. Satellites XM-1 and XM-2 are currently inactive, in-orbit spares, available for use in the event either XM-3 or XM-4 fail unexpectedly. XM expects to complete construction of another satellite, XM-5, by the end of 2007 for use as a ground spare or to be available for launch in the event there is an early operations failure with XM-4.

Competition

We face competition for both listeners and advertising dollars. In addition to pre-recorded music purchased for playing in cars, homes and using portable players, we compete most directly with the following providers of radio or other audio services:

SIRIUS Canada. Our direct competitor in satellite radio service is SIRIUS Canada, the only other CRTC licensee for satellite radio service in Canada. SIRIUS Canada is a joint venture between CBC-Radio Canada, Standard Broadcasting and SIRIUS, the second largest, by number of subscribers, satellite radio provider in the U.S. SIRIUS Canada launched its satellite radio service on December 1, 2005. SIRIUS Canada broadcasts channels and offers programming that we do not offer, and SIRIUS Canada’s satellite radio service may be offered as an option on various Canadian car model brands, certain of which may not offer our service.

CHUM. CHUM, in conjunction with Astral Media Ltd., received CRTC approval to receive a broadcasting license at the same time that we and SIRIUS Canada received approvals for broadcasting licenses. CHUM’s business plan is, however, different from our business plan, as CHUM’s system would broadcast channels of audio programming via terrestrial transmission towers in the L-band. CHUM has applied to the CRTC to amend its license conditions to more closely match the conditions of our broadcasting license. Should it launch its service, we expect CHUM to become one of our competitors. Astral Media Ltd. has announced that it has agreed to provide certain content to SIRIUS.

Traditional AM/FM Radio. Our competition also includes traditional AM/FM radio. Unlike XM’s SDARS, traditional AM/FM radio already has a well-established market for its services and generally offers free broadcast reception paid for by commercial advertising rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, such as detailed local traffic and weather reports. The AM/FM radio broadcasting industry is highly competitive. Radio stations compete for listeners and advertising revenues directly with other radio stations within their markets on the basis of a variety of factors, including program content, on-air talent, transmitter power, clarity or fidelity of sound, audience characteristics, local program acceptance, and the number and characteristics of other radio stations in the market.

Internet Radio. A number of Internet radio broadcasts provide listeners with radio programming from across the country and around the world. Although we believe that the current sound quality of Internet radio is below standard and may vary depending on factors that can distort or interrupt the broadcast, such as network traffic, we expect that improvements from higher bandwidths, faster modems and wider programming selection may make Internet radio a more significant competitor in the future. There are a number of Internet-based audio formats in existence or in development that could compete directly with XM’s SDARS. For example, Internet users with the appropriate hardware and software can download sound files for free or for a nominal charge and play them from their personal computers or from specialized portable players or compact disc players. Music in the public MP3 audio standard is readily available and growing with sound files available on the websites of online music retailers, artists and record labels and through numerous file sharing software programs. These MP3 files can be played instantly, burned to a compact disc or stored in various portable players available to consumers.

Recently, podcasting has become a popular method of publishing sound files to the Internet, allowing users to subscribe to a feed and receive new audio files automatically. Podcasting has enabled independent producers to create self-published, syndicated radio shows, and has given broadcast radio programs a new distribution channel.

Although presently available formats have drawbacks such as hardware requirements and download bandwidth constraints, which we believe make XM radio a more attractive option to consumers, Internet-based audio formats may become increasingly competitive as quality improves and costs are reduced. In light of the increasing popularity of Internet radio, we have added XM Radio Online, an Internet based version of our service with increased channel selection, as a free service to our subscribers, or standalone subscription for $14.99 per month.

Downloading MP3 Devices. The Apple iPod® is a portable digital music player that sells for approximately $80-$350 and allows users to download and purchase music through Apple’s iTunes® Music Store, which features over 4 million songs, 100,000 podcasts, 20,000 audio books, 5,000 music videos, 250 feature films and 350 television shows, as well as convert music on compact disc to digital files. The iPod® enables consumers to buy and store up to 20,000 songs. In addition, iPods® are compatible with certain car stereos and various home speaker systems, and certain automobile manufacturers have entered into arrangements with manufacturers of portable media players that are expected to enhance this compatibility. Availability of music in the public MP3 audio standard has been growing in recent years with sound files available on the websites of online music retailers, artists and record labels and through numerous file sharing software programs. These MP3 files can be played instantly, burned to a compact disc or stored in various portable players available to consumers. Although presently available formats have drawbacks such as hardware requirements and download bandwidth constraints, which we believe could make XM Radio a more attractive option to consumers, Internet-based audio formats are becoming increasingly competitive as quality improves and costs are reduced. Also, some recently introduced XM radio devices have the ability to store and play MP3 files.

Cellphones. Cellular telephones have increased in functionality over the past few years. Many cell phone providers offer personalized musical ring tones. Some providers also offer streaming music and video services. These streaming services are relatively new to Canadian consumers. We continue our partnership with TELUS to deliver select XM Canada channels to TELUS mobile phone users and recently launched a partnership with Rogers to deliver select XM Canada channels to Rogers mobile phone users. TELUS wireless subscribers can pick a standalone package of 22 channels for a price of $15.00 or it is included in the ‘Spark 25’ Bundle for $25.00. Rogers wireless subscribers can pick a standalone package of 25 channels for a price of $15.00 or it is included in the ‘Vision’ Bundle for $25.00.

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

Recent Developments

We launched our service on November 22, 2005. As of the completion of our second fiscal year, we achieved 306,000 subscribers. XM has publicly stated that it had over 8.5 million satellite radio subscribers as of September 30, 2007.

Operational Agreements

XM License Agreement

We and CSR Inc. have entered into a license agreement with XM (the ”License Agreement”). The following is a summary of certain material terms of the License Agreement, and is not intended to be complete. Reference is made to the License Agreement for the full text of its provisions. See “Material Contracts.”

Overview

The License Agreement gives us an exclusive, non-transferable right and license, on the terms set forth in the License Agreement: (i) to offer and provide to subscribers in Canada at least 72 programming channels, as selected mutually by XM and us, that are offered by XM as part of its basic services in the U.S., in combination with the XM Canada Channels (as defined below), (ii) to offer and provide to subscribers in Canada certain premium channels, as selected mutually by XM and us, that are offered by XM as part of its premium services in the U.S., as applicable, (iii) to sell subscriptions in Canada to our basic Canadian services and, as applicable, our premium Canadian services, and (iv) to retransmit the signal received within Canada from XM’s satellites through our terrestrial repeater network.

Under the License Agreement, we and XM have agreed that we and they will work together to develop and implement commercially reasonable methods to minimize the number of Canadian gray market subscribers who subscribe to XM’s satellite radio service.

Term

The License Agreement, which became effective November 17, 2005, has an initial term of 10 years. We may, at our option to be exercised at least one year prior to the termination of the initial term, extend the License Agreement for a further five years, provided that: (i) CSR Inc.’s broadcasting license from the CRTC has been renewed at the end of the current CRTC license term without any adverse modification (as described below); and (ii) we are not at such time in breach of any provision of the License Agreement and have not failed to cure any breach of a provision of the License Agreement in accordance with its terms.

If CSR Inc.’s license from the CRTC is renewed at the end of its current term, but as part of such renewal is modified by the CRTC in a material manner, including without limitation any manner that adversely affects our ability or the ability of XM to carry out the arrangements made under the License Agreement, or that increases the Canadian content requirements or imposes additional conditions of license beyond those specified in CSR Inc.’s current CRTC license (as amended to reflect the September 7, 2005 application to the CRTC submitted by CSR Inc.) that, in XM’s reasonable determination, make it technically less feasible or economically less attractive in any significant respect to perform under the License Agreement, then such modification will be an “adverse modification,” and in such event we shall not have the right to automatically extend the License Agreement. If there is such an adverse modification, then under the terms of the License Agreement we and XM have agreed to negotiate in good faith whether to extend the term of the License Agreement.

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

Under the License Agreement, we must pay XM an activation charge each time XM activates a subscriber’s radio identification at our request.

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

Third Party Relationships

Under the License Agreement, we have primary responsibility, in consultation with XM, for maintaining relationships and negotiating distribution agreements for Canada with U.S. based retailers that sell XM’s satellite radio services within the U.S. and that have retail operations in Canada, as well as for U.S. based airlines, hotels, cable companies and similar entities that wish to incorporate XM’s satellite radio services within the services offered by such entities to their patrons or customers in Canada. Before entering into such relationships, however, we and XM must discuss the commission, revenue share or other payment to be paid to each such retailer for generating any new subscribers.

The License Agreement provides that we will, upon XM’s written instructions, authorize one or more automobile manufacturer, radio manufacturer and other OEM to distribute our services within Canada. XM will have primary responsibility for maintaining relationships and negotiating distribution agreements for Canada with such third parties, and we will have primary responsibility for negotiating joint or co-marketing arrangements with such third parties in consultation with XM. Prior to authorizing any such third party to distribute our services, we and XM must mutually agree with respect to the revenue share or other payment to be paid to each such third party for generating any new subscribers, such payments to be set by reference to then-prevailing market practices with respect to sales of similar types of services and to the payments paid by XM with respect to sales of its satellite radio services within the U.S.

We have agreed that with respect to common relationships that we will have with XM and with radio manufacturers, retail distributors, strategic marketing entities, technology providers and others, we will cooperate and coordinate with XM to the extent and in the manner reasonably requested by XM to enable XM to maintain a successful relationship with such person or entity for the benefit of both our and XM’s service, and to coordinate the terms and conditions for our services with those of XM’s service so as to obtain volume discounts and consistent arrangements for particular technologies, joint advertising and marketing, and the like.

Restrictions

The License Agreement provides that our license is subject to certain restrictions, including the following:

(a)           we may only offer our basic service package in its entirety to our subscribers, and may only offer premium services to customers who are subscribers to our basic service;

(b)           we may not, without XM’s prior written consent, deliver our basic or premium services via any method of transmission (such as terrestrial or wireless transmission, via the Internet or otherwise) other than as transmitted by XM’s satellites or as rebroadcast through our terrestrial repeater network;

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

(c)           XM will use reasonable commercial efforts to make the XM SDARS channels to be broadcast in Canada as part of our basic and premium services, as well as the XM Canada Channels, available to us for distribution to our subscribers via broadcast over XM’s satellites throughout the footprint of XM’s satellites within Canada twenty-four hours a day, seven days a week, provided that XM shall have no obligations or liability with respect to any satellite or other failures that cause the services to be unavailable within Canada for any period; and

(d)           XM will use reasonable commercial efforts to make the signal quality and strength for the XM SDARS channels to be broadcast in Canada as part of our basic and premium services, as well as the XM Canada Channels, transmitted between XM’s satellites and the ground of high quality throughout the coverage beam of such satellites within Canada 24 hours a day, seven days a week.

XM has also agreed that if at any time there is a disruption in the satellite transmission of our services in the Canadian footprint of XM’s satellites for a period of greater than five minutes as a result of an error, problem or failure with or originating with XM’s satellites or XM’s satellite network system (and not our terrestrial repeater network), XM will keep us advised of XM’s efforts to resolve such service disruption.

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

(e)           we fail to capture and maintain during the one year period commencing on the later to occur of the second anniversary of the date of the License Agreement and the OEM Condition Date (being the first date on which we with the assistance of XM have entered into, have been offered the opportunity to enter into or are a party to agreements with automobile manufacturers with an aggregate 33% market share in Canada for the installation of satellite radios in automobiles) and each subsequent one year period during the term of the License Agreement (each, a “Contract Year”), on average during such Contract Year, at least: (i) the specified percentage of actual SDARS subscribers within Canada, which percentage will vary depending upon the number of subscription radio providers within Canada, or (ii) if less, 15 percentage points less than the percentage of actual SDARS subscribers within the U.S. held by XM on average during such Contract Year, provided, however, that with respect to the first (and only the first) time we fail to meet the applicable subscriber requirements, we shall have a period of one Contract Year to seek to cure such default, and if during the immediately succeeding Contract Year our subscribers exceed the applicable threshold in this paragraph, XM shall not have the right to terminate for the prior failure;

(f)            we undergo a change of control, which shall mean either of: (i) CSRI Inc. holding or beneficially owning less than 15% of our voting shares or equity; (ii) Us owning less than 100% of the equity of CSR Inc.; or (iii) John I. Bitove holding, directly or indirectly, less than 50.01% of the voting rights or less than the lower of: (x) 33 (1)/3% of the equity of CSRI Inc., or (y) 50% of the number of shares of CSRI Inc. currently held by John I. Bitove;

(g)           XM is no longer transmitting its SDARS channels within Canada due to (i) loss or damage (including natural end of life) or technical problems with respect to XM’s satellites or any other element of XM’s satellite network system (including space and/or ground segments) reasonably needed to make such transmissions, (ii) loss of applicable governmental licenses or other required regulatory approvals needed for XM to continue operating its satellite network system and/or to continue transmitting within Canada, or (iii) a decision by XM to discontinue, in whole or in substantial part, offering SDARS;

(h)           any CRTC or Industry Canada license, or any portion thereof, that is required for us to provide our services within Canada expires or is terminated, or is challenged and overturned by the Governor in Council or the Federal Court of Canada or any other governmental or regulatory authority with jurisdiction over such matters, or is modified by the CRTC or Industry Canada in any material manner, including without limitation any manner that adversely affects our or XM’s ability to carry out the arrangements made under the License Agreement, or that increases the Canadian content requirements or imposes additional conditions of license beyond those specified in the license award received by CSR Inc. from the CRTC in June 2005 (as modified to reflect the September 7, 2005 application to the CRTC submitted by CSR Inc. to the extent such application is approved by the CRTC) that, in XM’s reasonable determination, makes it technically less feasible or economically less attractive in any significant respect to perform under the License Agreement, provided that before terminating under this paragraph following such a modification, XM must seek to conduct good faith negotiations with us to address any such modification that primarily has economic consequences with appropriate changes to the License Agreement;

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

Other Services

Under the License Agreement XM has agreed that it shall not license any other person or entity to provide XM’s satellite radio services in Canada, or provide Canada-focused marketing or promotion of XM’s satellite radio services, without our prior written consent. We and XM have also agreed that we shall have a right of first refusal with respect to any new non-SDARS introduced by XM in Canada.

XM Programming Agreement

We have entered into a programming agreement with XM (the ”Programming Agreement”). The following is a summary of certain material terms of the Programming Agreement, and is not intended to be complete. Reference is made to the Programming Agreement for the full text of its provisions.

Under the Programming Agreement, we must, at our own expense, develop, produce, deliver and license certain programs to be distributed by XM over audio channels in its satellite system and terrestrial repeater network (the ”XM Canada Channels”) in the satellite footprint and over the Internet. So long as we remain in compliance with the Programming Agreement and the License Agreement, XM will carry the XM Canada Channels as part of its SDARS service made available to subscribers in both the U.S. and Canada. We will not receive a fee or other payment for the broadcast of the XM Canada Channels to XM subscribers.

We maintain creative control with respect to the XM Canada Channels. We have agreed to consult with XM regarding general creative direction, concerns and issues in connection with the nature, subject and production of the XM Canada Channels. Any name branding of the programs on the XM Canada Channels and the XM Canada Channels themselves and any related slogans (“Channel Brand Names”) will be subject to approval by XM, not to be unreasonably withheld. We will have the rights to the Channel Brand Names with respect to Canada and XM will have the rights to the Channel Brand Names with respect to all areas outside of Canada. We and XM have licensed the Channel Brand Names to each other under the Trademark License Agreement.

We are entitled to retain substantially all advertising revenues collected on the XM Canada Channels. In selling advertisements, we have agreed to comply with certain XM and CRTC policies regarding the amount of advertising that can be included in each broadcast hour on non-music channels and will not include any advertisements on any music-oriented XM Canada Channel. In addition, advertising included on the XM Canada Channels may not be used to (i) advertise or promote goods or services that are intended to be used or consumed primarily in the U.S., its territories or possessions without coordinating with XM in advance and obtaining XM’s approval to do so, or (ii) advertise or promote other satellite radio broadcasters, or goods or services that could reasonably be deemed detrimental to the image of our services or XM. We are, however, entitled to place U.S. focused advertisements relating to the National Hockey League Talk Channel (Home Ice) without the consent or approval of XM.

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

Other Agreements

We and XM have also entered into a: (i) repeater purchase agreement (the ”Repeater Purchase Agreement”); (ii) technical services agreement (the ”Technical Services Agreement”); and (iii) trademark license agreement (the ”Trademark License Agreement”). The following are summaries of certain material terms of these agreements, and are not intended to be complete.

Repeater Purchase Agreement

A total of 60 standard and 18 high power terrestrial repeaters have already been delivered by XM.

The Repeater Purchase Agreement provides that we may at our option purchase additional terrestrial repeaters from XM from time to time, provided that XM has terrestrial repeaters in inventory available for sale. The agreement is not exclusive, and we are not precluded from ordering repeaters from alternative sources (subject to XM’s technical approval) if XM does not have sufficient quantities available or if widespread defects in repeater quality are encountered. Any terrestrial repeaters delivered by XM under the Repeater Purchase Agreement are delivered “as is” and without warranty and will be deemed to be finally accepted by us if we have failed to notify XM of any material defects in the terrestrial repeaters within the earlier of (i) 60 business days following the date of delivery or (ii) ten business days after completion of the installation and testing of the applicable terrestrial repeaters.

The Repeater Purchase Agreement will be in effect until the earlier of the second anniversary of the date of the agreement and the date that XM notifies us that its inventory of terrestrial repeaters available to be sold to us has been exhausted.

Technical Services Agreement

Under the Technical Services Agreement, XM has agreed that it will from time to time provide design, engineering, support and technical services for our terrestrial repeater system, as well as information technology and broadcast operations. In consideration for these services, we have agreed to pay a monthly fee, initially set at US$100,000 from September 2005 to December 2005. The rate decreased to US$50,000 in January 2006 and to US$28,000 in April 2006 and to $25,000 in January 2007. The current rate of US$25,000 will continue until December 31, 2007. The parties will then re-evaluate whether a different monthly rate should apply.

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

Trademark License Agreement

Under the Trademark License Agreement, each of XM and we have granted a non-transferable license to use within the XM satellite footprint our and XM’s respective trademarks to the other party in association with our and XM’s respective SDARS. In addition to granting a license to our and XM’s respective trademarks, each of XM and we have also granted each other a non-transferable license to use any trade name, service mark, logo, design, domain name or business name derived from our and XM’s respective trademarks.

The Trademark License Agreement has the same term as the License Agreement, and will automatically be extended if the License Agreement is extended.

GMCL Distribution Arrangement

CSR Inc., XM and GMCL have entered into an exclusive distribution arrangement (the ”GM Distribution Arrangement”). The following is a summary of certain material terms of the GM Distribution Arrangement, and is not intended to be complete.

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

Under the GM Distribution Arrangement we and XM have agreed not to directly or indirectly market, promote or endorse any company that distributes radio hardware of any description on an after-market basis to GMCL’s authorized motor vehicle dealers without the prior written consent of GMCL.

Regulatory Matters

CRTC License. On June 16, 2005, the CRTC approved the application of CSR Inc. for a broadcasting license to offer satellite radio services across Canada subject to certain conditions set out below. On February 10, 2006, the CRTC approved amendments to CSR Inc.’s license, as outlined below.

In its approval, the CRTC stated that a broadcasting license would be granted to CSR Inc. only when certain conditions had been fulfilled, including CRTC’s approval of the operating agreements between XM and us. On November 21, 2005, the CRTC advised us that it was satisfied that the conditions to the grant of our broadcasting license were fulfilled, and that the license would therefore be issued when: (i) the Department of Industry notified the CRTC that its technical requirements had been met, and (ii) we confirmed to the CRTC that we were prepared to commence operations. The Department of Industry notified the CRTC that its technical requirements had been met on November 22, 2005. Similarly, on November 22, 2005, we confirmed to the CRTC that we were prepared to commence operations. As a result of the satisfaction of these conditions, we have fulfilled all regulatory conditions to launch, and we have been authorized to launch our service.

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

Amendments to CRTC Broadcast License. On February 10, 2006, the CRTC approved CSR Inc.’s application to amend its CRTC broadcasting license to allow it to continue to distribute a minimum of eight original Canadian produced channels, four of which are in the French language and four in the English language. In that application CSR Inc. proposed adding two more Canadian channels, for a total of ten, provided that certain conditions are satisfied relating to technology and to CSR Inc.’s subscription base. The two additional Canadian produced channels have since been added to our programming lineup.

On March 24th, 2006, CSR Inc. submitted an application to the CRTC requesting the amendment of its conditions of license. The requested amendment would allow for the carry over of a credit into subsequent broadcast years for contributions to the development of Canadian talent in excess of the prescribed amount. On May 11, 2007, this application was denied by the CRTC.

Foreign Ownership Restrictions. We own all of the outstanding shares of CSR Inc., which holds the CRTC broadcast license under the Broadcasting Act (Canada). The Governor General in Council (i.e., the cabinet of the Canadian federal government) has, pursuant to its authority under the Broadcasting Act (Canada), issued a direction setting out the legal requirements relating to Canadian ownership and control of broadcasting undertakings entitled the Direction to the CRTC (Ineligibility of Non-Canadians) (the ”Direction”). Under the Direction, non-Canadians are only permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a parent company which has a subsidiary operating company licensed under the Broadcasting Act (Canada). In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled, directly or indirectly, by non-Canadians. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of the operating company must be Canadian. In addition, where the parent company is less than 80% Canadian-owned, the parent company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company. There are no restrictions on the number of non-voting shares that may be held by the non-Canadians at either the parent company or licensee operating company level. Under all circumstances, the licensee must not be controlled by non-Canadians. The CRTC, however, retains the discretion under the Direction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

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

System Technology

We have not and will not acquire any intellectual property rights in the satellites. We do not own the design of XM’s system, including aspects of the technology used in communicating from the satellites and certain aspects of the design of, and features that may be used in, XM radios.

The XM Trademark

XM has registered the trademark “XM” and “XM Canada,” as well as the “XM” logo and certain XM slogans with the Trademarks Branch of the Canadian Intellectual Property Office. We have an exclusive license from XM to use these trademarks in Canada in connection with satellite radio service.

We are in the process of registering the titles of our Canadian content channels, as applicable, as trademarks in Canada.

Legal Matters

We are not aware of any litigation outstanding, threatened or pending as of the date hereof by or against us or relating to our business, which would be material to our financial condition or results of operations.

C.                                    ORGANIZATIONAL STRUCTURE

We operate our business through our wholly-owned subsidiary, Canadian Satellite Radio Inc., a corporation incorporated under the Canada Business Corporations Act (Ontario) on July 6, 2002 as 600455 Canada Inc. It changed its name to “Canadian Satellite Radio Inc.” by articles of amendment filed on July 7, 2003.

D.                                    PROPERTY, PLANTS AND EQUIPMENT

Our corporate office is located in leased space at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

We also lease a broadcast studio at 175 Avenue Road, Toronto, Ontario, M5R 2J2; and office space and broadcast studios at 451 de L’Eglise, 3rd Floor, Verdun, Quebec, H4G 2M6.

We have 62 terrestrial repeaters located across Canada on properties we lease from various parties.

Item 4A. — Unresolved Staff Comments

None.

Item 5. — Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following management’s discussion and analysis of the financial condition and results of operations of Canadian Satellite Radio Holdings Inc. (the “Company”) has been prepared as of November 14, 2007 at which time 20,541,916 Class A Subordinate Voting shares are outstanding, and 81,428,133 Class B Voting shares are outstanding. The discussion and analysis should be read in conjunction with our audited Consolidated Financial Statements and Notes included herewith, and with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and audited consolidated financial statements and related notes thereto, included in the Company’s Annual Report for 2007. The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and expressed in Canadian dollars.

This discussion contains certain information that may constitute forward-looking statements within the meaning of securities laws. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company on a consolidated basis. In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and subscriber recruitment efforts involve forward-looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. Although the forward-looking statements contained in this discussion are based on what management of the Company considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The Company does not intend and does not assume any obligation, to update or revise any forward-looking statements to reflect new information, future events or otherwise. These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations. These include but are not limited to the risk factors included in our Annual Report in Form 20-F (“Form 20-F”) for the fiscal year ended August 31, 2007. Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.

1.0       Overview

1.1 Our Business

We, through our wholly-owned subsidiary, Canadian Satellite Radio Inc. (CSR Inc.), are the exclusive licensed provider of XM satellite digital audio radio services, or SDARS, in Canada. We launched the first SDARS in Canada on November 22, 2005. Our service leverages XM’s existing satellite network and technology, its brand and distribution relationships and significant operational know-how. Through XM, we offer 130 channels, which include commercial-free music as well as news, talk, sports and children’s programming, and thirteen Canadian channels designed and developed from studios in Toronto, Montréal and Québec City, for an initial base subscription fee of $14.99 per month.

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

1.2 National Hockey League Broadcast Rights

On September 12, 2005, we and XM announced a ten-year contract to broadcast National Hockey League, or NHL, games as part of the XM service. As of July 1, 2007, we are the exclusive satellite radio network of the NHL for the next eight seasons. Every team. Everywhere. Exclusively on XM. We will fund a substantial portion of the fees payable to the NHL under this agreement.

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

We have also obtained a $45 million standby credit facility from XM which can be utilized to finance purchases of terrestrial repeaters or for the payment of license fees (the “XM Credit Facility”). The facility matures on December 31, 2012 and bears an interest rate of 9%. XM has a right to convert unpaid principal amounts into our Class A Subordinate Voting Shares, subject to regulatory approval. The Company has drawn on the XM Credit Facility for the payment of license fees and for interest accrued. As at August 31, 2007, we have drawn approximately $2.1 million against this credit facility.

1.4 Agreements with Original Equipment Manufacturers

Based on reports from DesRosiers Automotive Consultants Inc., we have secured relationships to factory install XM receivers with automotive companies that represent approximately 944,000 vehicles sold in Canada in 2006, or approximately 58% of the Canadian market. Vehicle sales (in thousands) and market share breakdown are shown below:

On November 30, 2005, we entered into a 13-year exclusive distribution agreement with General Motors of Canada Limited (“GMCL”) to factory-install satellite radios in certain GMCL vehicles and to market our services. In exchange, we will pay consideration to GMCL that includes installation commissions, subscriber commissions, a share of subscription fees for GMCL subscribers and funds to be used on joint advertising opportunities. On July 16, 2007, we announced that 150,000 General Motors vehicles equipped with factory-installed satellite radios were on the road.

In March 2006, the Company entered into an exclusive distribution agreement with Honda Canada Inc. (“Honda”) for 8 years. On September 6, 2007, we announced that Honda’s 2008 model year lineup will include XM Satellite Radio as factory-installed feature on the Honda Accord and the redesigned 2008 Honda Odyssey. We also announced that XM will be a standard feature on the Acura RDX, Acura CSX with a navigation system, Acura MDX and Acura TL.

In March 2006, the Company entered into an exclusive distribution agreement with Nissan Canada Inc. (“Nissan”) for 10 years. On September 4, 2007, we announced that Nissan will offer new car buyers XM Satellite Radio as a factory-installed option on the entire 2008 vehicle line up, and that every 2008 Infiniti model will have XM Satellite Radio as a standard, factory-installed feature.

In May 2006, the Company entered into a 5-year agreement with Toyota Canada Inc (“Toyota”) to factory-install satellite receivers in certain Toyota vehicles. On August 13, 2007, we announced that XM Satellite Radio will be available as a standard feature in the luxury flagship hybrid Lexus LS 600h L. Lexus of Canada is also introducing XM Satellite Radio exclusively as a factory-installed feature in the Lexus LS 460. This distribution agreement includes the right to loyalty commissions in lieu of the extended trial period Toyota customers currently receive.

In December 2006, the Company entered into an exclusive multi-year distribution agreement with Hyundai Auto Canada (“Hyundai”) to factory-install satellite receivers in several Hyundai models. The 2007 Hyundai Sonata was the first vehicle in the mid-size segment of the Canadian market to offer satellite radio as standard equipment on all models. On October 2, 2007, Hyundai added XM as standard equipment on the 2008 model year Hyundai Santa Fe crossover utility vehicle, joining the previously announced Sonata, Veracruz and Azera.

1.5 Significant External Factors

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

We rely on XM for the provision of our satellite radio service. Our success will depend on XM’s cooperation and programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency, competitiveness, finances, regulatory status and overall success in the U.S. Because of our dependency on XM, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, our business would suffer as well.

Please refer to Form 20-F, for the fiscal year ended August 31, 2007, for additional risk factors.

1.6 U.S. Merger

On February 19, 2007, XM Satellite Radio and Sirius Satellite Radio in the United States announced their intention to merge subject to U.S. shareholder and government approval. As XM and Sirius seek U.S. regulatory approval, we will diligently review the possible alternatives available to the Company to benefit our shareholders and customers. At this point in time it is unclear how this announcement will impact our business.

1.7 $20 million Convertible Debt Offering

On September 12, 2007, we closed a private placement of $20 million aggregate principal amount of convertible unsecured subordinated debentures due September 12, 2014 (the “Debentures”). The Debentures bear interest at a rate of 8.0 per cent per annum payable semi-annually in arrears on December 31 and June 30. Each debentureholder shall have the option to receive such interest either in the form of cash or Class A Subordinated Voting Shares of CSR. At any time prior to September 12, 2014, the Debentures will be convertible at a conversion price of $5.92 at the holders’ option into Shares of CSR which is equal to a conversion ratio of 168.919 Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances.

2.0 Vision & Strategy

The Company’s vision is to be the leading premium digital audio entertainment and information service provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long term in the most cost effective manner. We will accomplish this through building awareness for this new and emerging category and converting that interest into subscribers utilizing the OEM, retail, direct and other ancillary sales channels. The Company will utilize advertising and promotional platforms both on a mass market and on a highly targeted basis through point of sale (POS) in our distribution channels. We will also utilize our unique programming assets, such as our exclusive broadcasting agreement with the NHL, our NHL Home Ice channel, as well as our English and French music channels to promote XM in communities across the country. These XM Canada originally-produced, owned and controlled channels will provide unique programming and marketing opportunities both from studio facilities in Montréal, Toronto and Québec City, and on a mobile remote basis, thus allowing sampling opportunities in the marketplace. The Company is focused on achieving positive operating income as quickly as possible by maximizing our revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. We believe that a premium service will attract a premium customer.

3.0       Operating Definitions

3.1 Self-Paying Subscribers – Self-Paying Subscribers are those who are receiving and have agreed to pay for our satellite radio service through a credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.

3.2 Other Paying Subscribers – Other Paying Subscribers include: subscribers currently in an OEM trial period and vehicles factory-activated with the XM service, whereby automakers have agreed to pay for a portion or all of the trial period service; and Partnership Subscribers, which include those who are accessing a portion of our programming through other subscription services that we are partnered with. With respect to Partnership Subscribers, in exchange for providing the programming, we receive a portion of the monthly revenue collected by our partners, on a per subscriber basis. Revenue generated from Other Paying Subscribers contributes to Other Revenue in our Results from Financial Operations.

3.3 OEM Promotional Subscribers – OEM Promotional Subscribers include subscribers in the OEM trial period (generally a three-month period) where none of the trial is paid for by automakers, and all subscribers in the OEM post-trial period. The OEM post-trial period is the three-month period following the OEM trial period where we continue to attempt to convert subscribers into Self-Paying Subscribers.

Other Paying Subscribers and OEM Promotional Subscribers are not included in our reporting of Subscription Revenue, ARPU, Cost per Gross Addition, Subscriber Acquisition Costs and SAC.

3.4 Subscription Revenue - Our revenue consists primarily of monthly subscription fees for our satellite audio service charged to consumers, commercial establishments and fleets, which are recognized as the service is provided. Promotions and discounts are treated as a reduction to revenue over the term of the plan purchased by the subscriber. Subscription revenue growth is predominantly driven by the growth in our subscriber base but is affected by fluctuations in the percentage of subscribers in our various discount plans and rate changes. Additionally, the timing of subscriber additions affects comparability between years.

3.5 Subscriber Acquisition Costs and SAC – Subscriber acquisition costs include subsidies and distribution costs and net costs related to equipment sold direct to the consumer. Subscriber acquisition costs are divided by Self-Paying gross additions for the period to calculate what we refer to as “SAC”. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. In our financial statements, most of our SAC costs are captured in Marketing.

3.6 Cost Per Gross Addition (“CPGA”) – CPGA costs include the amounts in SAC, as well as Advertising and marketing, which includes advertising, media and other discretionary marketing expenses. CPGA costs do not include the costs of marketing staff. Cost Per Gross Addition is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. CPGA costs are primarily captured by the combination of Subsidies & distribution, Advertising & marketing, plus the negative margins from equipment sales. These costs are divided by the Self-Paying gross additions for the period to calculate Average CPGA.

3.7 Average Monthly Subscription Revenue Per Subscriber (“ARPU”) – Average monthly subscription revenue per subscriber is derived from the total of earned subscription revenue (net of promotions and rebates) divided by the monthly weighted average number of Self-Paying Subscribers for the period reported. Average monthly revenue per subscriber is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. Average monthly subscription revenue per subscriber will fluctuate based on promotions, changes in our rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

3.8 Adjusted Operating Loss – Adjusted Operating Loss is defined as Operating loss before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Loss, as opposed to Operating loss or Net loss, provides a better measure of our core business operating results and improves comparability. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in statement of operations. We believe Adjusted Operating Loss is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Loss is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Loss may not be comparable to similarly titled measures of other companies. Adjusted Operating Loss does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

We do not report Adjusted Operating Loss for periods prior to fiscal 2006 as we were a development stage company focused on obtaining a licence from the CRTC.

	Fiscal Year 2007
($ 000’s)	Q1	Q2	Q3	Q4
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Operating loss before the undernoted	(19,286)	(22,292)	(16,157)	(18,622)
Add back non-Adjusted Operating Loss items included in Operating loss
Amortization	5,602	5,603	5,606	5,599
Stock-Based Compensation	845	842	720	736
Costs paid by parent company	49	51	52	53

Adjusted Operating Loss	(12,790)	(15,796)	(9,779)	(12,234)

	Fiscal Year 2006
($ 000’s)	Q1	Q2	Q3	Q4
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Operating Loss before the undernoted	(14,607)	(44,400)	(19,188)	(20,828)
Add back non-Adjusted Operating Loss items included in Operating loss
Amortization	479	4,713	5,253	5,470
Stock-Based Compensation	0	22,245	691	759
Costs paid by parent company	2,863	0	0	186

Adjusted Operating Loss	(11,265)	(17,443)	(13,244)	(14,413)

	12 Months Ended August 31,
($ 000’s)	2007	2006
Reconciliation of Loss before the undernoted to Adjusted Operating Loss
Operating Loss before the undernoted	(76,357)	(99,024)
Add back non-Adjusted Operating Loss items included in Operating loss
Amortization	22,409	15,914
Stock-Based Compensation	3,144	23,695
Costs paid by parent company	205	3,049

Adjusted Operating Loss	(50,599)	(56,366)

4.0 Results from Financial Operations

The following selected financial information is derived from our consolidated financial statements for each of the three years ended August 31, 2007, 2006 and 2005. The summary information should be read in conjunction with our consolidated financial statements and notes included herewith.

	Year ended August 31,
($000’s except per share amounts)	2007	2006	2005
	(Cdn $)	(Cdn $)	(Cdn $)
Revenue	21,244	6,949	0
Net loss for the year	(84,640)	(102,704)	(6,705)
Basic and fully diluted loss per share	2	3	17,883
Total assets	289,152	355,846	3,003
Total long-term debt	107,435	110,660	0
Total shareholders’ equity	146,856	227,357	(8,879)

In fiscal 2005 we were in a development stage, focused on obtaining licence approvals from the CRTC. This was accomplished on June 16, 2005 and the activities since then changed to focus on setting up our infrastructure, launching our business and growing our subscriber base. Costs related to these expenditures were incurred mostly in fiscal 2006. Fiscal 2007 was our first full year of operations.

The following selected financial information for the three and twelve months ended August 31, 2007 and 2006 has been derived from our audited consolidated financial statements. The summary information should be read in conjunction with our audited and unaudited consolidated financial statements and related notes included in our Form 20-F.

	Three Months Ending Aug 31		Twelve Months Ending Aug 31
	2007	2006	2007	2006
Revenue
Subscription	5,662,610	2,722,205	17,968,931	5,914,637
Activation	181,092	98,519	610,972	216,286
Equipment sales	421,894	436,166	1,283,668	644,765
Advertising and Other Revenue	567,644	160,483	1,380,809	173,594
Total Revenue	6,833,240	3,417,373	21,244,380	6,949,282

Operating expenses
Cost of revenue
Revenue share and royalties	1,818,751	774,201	5,651,743	1,669,394
Customer care & billing operations	581,712	523,387	2,501,325	1,874,287
Cost of merchandise	1,260,265	527,985	2,869,738	1,201,146
Broadcast and operations	948,363	948,655	3,414,826	3,139,219
Programming and content	1,495,261	2,038,730	10,875,672	11,166,638
Total cost of revenue	6,104,352	4,812,958	25,313,304	19,050,684

Indirect costs	0	0	0	827,125
General and administrative	3,630,207	5,428,765	16,201,717	18,465,217
Special charges	1,450,680	0	2,024,080	0
Stock based compensation	736,070	759,049	3,143,643	23,694,846

Marketing
Support	672,307	538,572	3,394,413	2,143,594
Subsidies and distribution	2,075,651	1,723,940	5,506,628	6,899,148
Advertising and marketing	5,187,182	5,512,362	19,608,453	18,978,417
Total marketing	7,935,140	7,774,874	28,509,494	28,021,159

Amortization	5,598,817	5,470,009	22,409,443	15,914,239
Total operating expenses	25,455,266	24,245,655	97,601,681	105,973,270

Operating loss before the undernoted	(18,622,026)	(20,828,282)	(76,357,301)	(99,023,988)
Interest income	555,144	1,001,512	2,491,256	2,619,481
Interest expense	(3,646,493)	(3,773,180)	(15,287,703)	(8,279,303)
Foreign exchange gain / (loss)	1,327,548	(131,858)	4,513,905	1,980,232

Net loss for the period	(20,385,827)	(23,731,808)	(84,639,843)	(102,703,578)

The following is a summary of our quarterly results for the past eight fiscal quarters.

	Fiscal Quarter
In thousands except per share amounts	Q4 ‘07	Q3 ‘07	Q2 ‘07	Q1 ‘07

Revenue	6,833	5,711	4,862	3,839
Net income (loss)	(20,386)	(13,268)	(27,064)	(23,922)
Net income (loss) per basic and fully diluted share	0	0	(1)	(1)

	Fiscal Quarter
In thousands except per share amounts	Q4 ‘06	Q3 ‘06	Q2 ‘06	Q1 ‘06

Revenue	3,417	2,341	1,145	46
Net income (loss)	(23,732)	(20,404)	(43,961)	(14,607)
Net income (loss) per basic and fully diluted share	(1)	0	(1)	(38,848)

Revenue grew by 20% from Q3 2007 to Q4 2007 and by 100% from Q4 2006 to Q4 2007. This is a direct result of our growing subscriber base.

We incurred significant expenses during the launch phase of the business. As our subscriber base grows, we expect our losses to improve.

Results of Operations

For the three and twelve months ended August 31, 2006 and 2007.

The following table is a summary of some of the key financial and operating metrics that we use to help measure success of operations. Please refer to Section 3.0 for operating definitions.

	Three Months Ending Aug 31		Twelve Months Ending Aug 31
	2007	2006	2007	2006
Financial Metrics ($000s)
Revenue	6,833	3,417	21,244	6,949
Adjusted Operating Loss	(12,234)	(14,413)	(50,599)	(56,366)

Operating Metrics
Subscribers	306,300	151,600	306,300	151,600
ARPU	$11.33	$11.78	$11.32	$12.23
SAC	$58	$59	$51	$68
CPGA	$183	$242	$208	$268

During the three months ended August 31, 2007, we incurred approximately $2.0 million of non-cash, non-recurring Advertising & Marketing expenses related to the write-off of prepaid advertising costs. We also incurred approximately $1.5 million of special charges during the three months ended August 31, 2007, and a total of $2.0 million of special charges for the twelve months ended August 31, 2007. Special charges are non-recurring and are not part of our normal course of operations. Excluding these two expenses, Adjusted Operating Loss is approximately $8.7 million for the three months ended August 31, 2007, and $46.6 million for the twelve months ended August 31, 2007

Subscribers

As at August 31, 2007 we had a total subscriber count of 306,300, comprised of 272,800 Paying Subscribers and 33,500 OEM Promotional Subscribers. Included in the 272,800 Paying Subscribers are 185,400 Self-Paying and 87,400 Other Paying.

Our Self-Paying subscriber base grew by 32,900 in the fourth quarter of 2007. This represents a a 104% improvement over the 16,100 subscribers that we added in the third quarter of 2007 and a 22% improvement over the 27,000 Self-Paying subscribers that we added in the fourth quarter of 2006. We attribute much of this success to the following:

•      Commencement of our NHL exclusivity;

•      Increasing penetration of factory-installed vehicles, as our OEM partners continue to increase the number of models that come with XM as either standard equipment or as an option;

•      Enhanced aftermarket radio products, including additional products at different price points; and

•      Increasing points of distribution for aftermarket products.

Other Paying Subscribers decreased in the fourth quarter of 2007. This is an expected seasonal trend in our business model due to a slow down in automotive production during the summer months.

Paying Subscribers are the primary source of our revenues. Our target market is the over 25 million registered vehicles, 1.5 million new vehicles sold annually and over 12 million households in Canada. We expect subscribers in OEM promotional periods to become a significant contributor to our Self-Paying subscriber base after their promotional period ends. In addition, our existing OEM partner agreements include an increase in the number of models offering our services which will increase the production of XM enabled vehicles.

ARPU

ARPU was $11.78 and $11.33 for the three months ended August 31, 2006 and 2007, respectively. ARPU was $12.23 and $11.32 for the twelve months ended August 31, 2006 and 2007, respectively. The year-over-year decline was primarily attributable to our fiscal 2007 holiday promotion, which included service credits and hardware rebates that were amortized as a reduction of revenues over the term of the subscriber payment plan, as well as the introduction of multi-year plans during the summer of 2006. Effective September 1, 2006, the basic monthly subscription is priced at $14.99 and the family plan (up to four additional radios for the same household) at $9.99. All Self-Paying Subscribers on the $12.99 basic monthly subscription plan as at August 31, 2006 maintained the $12.99 price through August 31, 2007. The increase in multi-year plans improves our cash position as all plans are prepaid in advance.

Revenue

Revenue includes Subscriber Revenue, activation fees, the sale of merchandise through our direct fulfillment channel, advertising revenue on our Canadian-produced channels and Other revenue from Partnership Subscribers.

•      Three Months: For the three months ended August 31, 2006 and 2007, Revenue was $3.4 million and $6.8 million, respectively, an increase of 100% or $3.4 million. The increase was directly attributable to our increasing subscriber base.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Revenue was $6.9 million and $21.2 million, respectively, an increase of 206% or $14.3 million. The increase was directly attributable to our increasing subscriber base.

($000,000)

Cost of Revenue

For the three months ended August 31, 2006 and 2007, Cost of Revenue was $4.8 million and $6.1 million, respectively, an increase of 27% or $1.3 million. For the twelve months ended August 31, 2006 and 2007, Cost of Revenue was $19.1 million and $25.3 million, respectively, an increase of 33% or $6.2 million. These expenses are comprised of the following:

Revenue Share & Royalties – Revenue share & royalties includes CRTC fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on XM Canada, residual commissions paid to distribution partners, and fees paid to XM, including a 15% monthly royalty on all subscriber revenue.

•      Three Months: For the three months ended August 31, 2006 and 2007, Revenue Share & Royalties expenses were $0.8 million and $1.8 million, respectively, an increase of 135% or $1.0 million. This increase is directly attributable to our increasing revenue and subscriber base. We expect these costs to continue to increase with the growth in revenues and subscribers, and may fluctuate based on future agreements.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Revenue Share & Royalties expenses were $1.7 million and $5.7 million, respectively, an increase of 239% or $4.0 million. This increase is directly attributable to our increasing revenue and subscriber base. We expect these costs to continue to increase with the growth in revenues and subscribers, and may fluctuate based on future agreements.

Customer Care and Billing Operations – Customer care & billing costs consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and bill satellite radio subscribers.

•      Three Months: For the three months ended August 31, 2006 and 2007, Customer Care & Billing Operations expenses were $0.5 million and $0.6 million, respectively, an increase of 11% or $0.1 million. These costs are primarily driven by the volume derived from our existing subscriber base and the rate of growth in gross activations of subscribers. We expect Customer Care & Billing Operations expenses to decrease on an average cost per subscriber basis.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Customer Care & Billing Operations expenses were $1.9 million and $2.5 million, respectively, an increase of 33% or $0.6 million. These costs are primarily driven by the volume derived from our existing subscriber base and the rate of growth in gross activations of subscribers. We expect Customer Care & Billing Operations expenses to decrease on an average cost per subscriber basis.

•      Customer Care & Billing Operations cost per average Self-Paying Subscriber for the three months ended August 31, 2006 and 2007 was $2.24 and $1.16, respectively, a decrease of $1.08 or 48%.

Cost per average Self-Paying Subscriber

Cost of Merchandise – We sell merchandise direct to employees, friends and family and to commercial accounts through our Direct Fulfillment Channel. Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise.

•      Three Months: For the three months ended August 31, 2006 and 2007, Cost of Merchandise expenses were $0.5 million and $1.3 million, respectively, an increase of 139% or $0.8 million. These costs are primarily driven by the volume of radios sales, which is mostly affected by promotional programs and commercial accounts.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Cost of Merchandise expenses were $1.2 million and $2.9 million, respectively, an increase of 139% or $1.7 million. These costs are primarily driven by the volume of radios sales, which is mostly affected by promotional programs and commercial accounts.

Broadcast & Operations – Broadcast and operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to our studios. Broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of our Canadian-produced channels. Operations expense includes facilities, operations costs for the repeater network and information technology expenses related to the broadcast facilities.

•      Three Months: For the three months ended August 31, 2006 and 2007, Broadcast & Operations expenses were $0.9 million and $0.9 million, respectively, thus remaining consistent year-over-year.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Broadcast & Operations expenses were $3.1 million and $3.4 million, respectively, an increase of 9% or $0.3 million. The year over year increase is attributed to the broadcast and repeater operations expenses incurred during all four quarters of 2007, as opposed to 2006 where we incurred only partial quarters of expenditures during the operational launch phase of the business.

•      Broadcast & Operations cost per average Self-Paying Subscriber for the three months ended August 31, 2006 and 2007 was $4.07 and $1.90, respectively, a decrease of $2.17 or 53%.

Cost per average Self-Paying Subscriber

Programming & Content – Programming & content include the creative, production and licensing costs associated with our Canadian-produced channels, which includes third party content acquisition. We view Programming and content expenses as a cost of attracting and retaining subscribers. This includes costs of programming staff and fixed payments for third party content. These costs are primarily driven by programming initiatives. National Hockey League® was launched on the XM Service in October 2005. NHL seasons run for the nine month period beginning in October of each year and we have amortized these costs over the same period.

•      Three Months: For the three months ended August 31, 2006 and 2007, Programming & Content expenses were $2.0 million and $1.5 million, respectively, a decrease of 27% or $0.5 million. We continue to examine ways to grow subscribers by looking at other areas to invest in the business.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Programming & Content expenses were $11.2 million and $10.9 million, respectively, a decrease of 3% or $0.3 million.

Marketing – For the three months ended August 31, 2006 and 2007, Marketing expenses were $7.8 million and $7.9 million, respectively, an increase of 2% or $0.1 million. For the twelve months ended August 31, 2006 and 2007, Marketing expenses were $28.0 million and $28.5 million, respectively, an increase of 2% or $0.5 million. Marketing costs consist of the direct cost to acquire a subscriber, which include subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of the launch of our service. Marketing also includes the cost of marketing staff.

Marketing Support – Marketing Support includes staffing directly associated with selling radio receivers through our distribution channels, converting OEM trial customers into Self-Paying Subscribers, and marketing the brand.

•      Three Months: For the three months ended August 31, 2006 and 2007, Marketing Support expenses were $0.5 million and $0.7 million, respectively, an increase of 25% or $0.2 million. During the past year, we ramped up staff in support of our promoting the XM brand across Canada.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Marketing Support expenses were $2.1 million and $3.4 million, respectively, an increase of 58% or $1.3 million. During the past year, we ramped up staff in support of our promoting the XM brand across Canada.

Subsidies & Distribution – These direct costs include the subsidization of radios, commissions for the sale and activation of radios, and certain promotional costs.

•      Three Months: For the three months ended August 31, 2006 and 2007, Subsidies & Distribution expenses were $1.7 million and $2.1 million, respectively, an increase of 20% or $0.4 million. Subsidies & Distribution expenses increased due to a strong quarter for achieving new subscribers compared to last year.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Subsidies & Distribution expenses were $6.9 million and $5.5 million, respectively, a decrease of 20% or $1.4 million. Subsidies & Distribution expenses decreased due to lower retail gross additions compared to last year, compensated by an increase in OEM gross additions from OEM partners to whom we do not make substantial commission or subsidy payments.

SAC

Subscriber Acquisition Costs and SAC – SAC was $59 and $58 for the three months ended August 31, 2006 and 2007, respectively. SAC was $68 and $51 for the twelve months ended August 31, 2006 and 2007, respectively. The decline in 2007 was attributable to an increasing proportion of OEM subscriber additions, specifically from OEM partners to whom we do not make substantial commission or subsidy payments. With the exception of seasonality, we do not expect SAC to fluctuate substantially over the next year.

Advertising & Marketing – We achieve success in these areas through coordinated marketing campaigns that include retail advertising through various media, cooperative advertising with our distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

•      Three Months: For the three months ended August 31, 2006 and 2007, Advertising & Marketing expenses were $5.5 million and $5.2 million, respectively, a decrease of 6% or $0.3 million. Advertising & Marketing expenses decreased due to a reallocation of spending towards more efficient advertising and marketing. Also, during the fourth quarter of 2007, we incurred approximately $2 million of non-cash, non-recurring Advertising & Marketing expenses related to the write-off of prepaid advertising costs.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Advertising & Marketing expenses were $19.0 million and $19.6 million, respectively, an increase of 3% or $0.6 million. Also, during the fourth quarter of 2007, we incurred approximately $2 million of non-cash, non-recurring Advertising & Marketing expenses related to the write-off of prepaid advertising costs.

CPGA

Cost Per Gross Addition (CPGA) – CPGA was $242 and $183 for the three months ended August 31, 2006 and 2007, respectively. CPGA was $268 and $208 for the twelve months ended August 31, 2006 and 2007, respectively. The decrease was primarily attributable to our SAC and Advertising & Marketing expenses decreasing.

General & Administrative – General & Administrative expenses primarily include management’s salaries and benefits, professional fees, general business insurance as well as other corporate expenses.

•      Three Months: For the three months ended August 31, 2006 and 2007, General & Administrative expenses were $5.4 million and $3.6 million, respectively, a decrease of 33% or $1.8 million. We continue to evaluate the amount spent on General & Administrative expenses based on opportunities to deploy expenses in other areas to grow the business.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, General & Administrative expenses were $18.5 million and $16.2 million, respectively, a decrease of 12% or $2.3 million. We continue to evaluate the amount spent on General & Administrative expenses based on opportunities to deploy expenses in other areas to grow the business.

•      General & Administrative cost per average Self-Paying Subscriber for the three months ended August 31, 2006 and 2007 was $23.28 and $7.51, respectively, a decrease of $15.77 or 68%.

Cost per average Self-Paying Subscriber

Stock based compensation – These are expenses related to the issuance of stock options.

•      Three Months: For the three months ended August 31, 2006 and 2007, Stock based compensation was $0.8 million and $0.7 million, respectively, remaining relatively consistent year over year.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Stock based compensation was $23.7 million and $3.1 million, respectively, a decrease of $20.6 million. A significant amount of Stock based compensation related to our initial public offering was incurred during the second quarter of 2006.

Special Charges – In March 2007, management commenced actions designed to improve the company’s efficiencies, improve the content on talk and music channels produced by the company, and allocate resources on high growth subscriber channels. Charges incurred in connection with these initiatives during the third and fourth quarters totaled $2.0 million. No further charges are expected.

Adjusted Operating Loss (in millions)

Adjusted Operating Loss – We believe that Adjusted Operating Loss, as opposed to Operating loss or Net loss, provides a better measure of our core business operating results and improves comparability. A more detailed definition and calculation of Adjusted Operating Loss is provided in Section 3.8.

•      Three Months: For the three months ended August 31, 2006 and 2007, Adjusted Operating Loss was $14.4 million and $12.2 million, respectively, an improvement of $2.2 million. As we continue to grow our subscriber base and manage Programming, General & Administrative and Marketing costs, we expect Adjusted Operating Loss to improve.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Adjusted Operating Loss was $56.4 million and $50.6 million, respectively, an improvement of $5.8 million. As we continue to grow our subscriber base and manage Programming, General & Administrative and Marketing costs, we expect Adjusted Operating Loss to improve.

Net Non-operating Expenses

Interest Expense – Interest expense includes costs associated with our Notes.

•      Three Months: For the three months ended August 31, 2006 and 2007, Interest Expense was $3.8 million and $3.6 million, respectively. The $0.2 million difference is due to the depreciation of the US$ in comparison to the Canadian dollar.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Interest Expense was $8.3 million and $15.3 million, respectively, an increase of $7.0 million. Interest Expense increased in fiscal 2007 as four complete quarters of interest on the Notes were recognized while in fiscal 2006, one complete quarter and one partial quarter of interest was recognized.

Interest Income – Interest income includes income from our cash balances and restricted investments.

•      Three Months: For the three months ended August 31, 2006 and 2007, Interest Income was $1.0 million and $0.6 million, respectively, a decrease of $0.4 million. Interest Income decreased because the restricted and unrestricted cash balances were higher in the fourth quarter of 2006.

•      Twelve Months: For the twelve months ended August 31, 2006 and 2007, Interest Income was $2.6 million and $2.5 million, respectively, a decrease of $0.1 million.

Foreign Exchange Gain – Includes costs or gains associated with our Notes, restricted investment and cash balances which are denominated in US$.

•      Three Months: For the three months ended August 31, 2007, Foreign Exchange Gain was $1.3 million. This is due to the Canadian dollar strengthening versus the US dollar over this period.

•      Twelve Months: For the twelve months ended August 31, 2007, Foreign Exchange Gain was $4.5 million. This is due to the Canadian dollar strengthening versus the US dollar over this period.

Liquidity and Capital Resources

At August 31, 2007, cash and short term investments declined $0.8 million in the fourth quarter, from $15.6 million to $14.8 million, a significant improvement from previous quarters and much better than our plan. We attribute most of this improvement in cash usage to our growing subscriber base signing up for multi-year pre-payment plans, our improvement in Company efficiencies, continued reduction of costs and managing our accounts payable.

During fiscal 2007, our balance of unrestricted cash and short term investments declined $30.4 million from $45.2 million to $14.8 million. Under our current business plan, we expect our average quarterly usage of cash to vary by quarter, and we expect our fiscal 2008 annual usage of cash to be significantly lower than cash usage in fiscal 2007 due to the following:

•                  Increasing revenue as we continue to add Self-Paying Subscribers to the service; and

•                  Improvement of Company efficiencies and reduction of costs to suppliers and licence agreements.

During 2007, we began utilizing the XM Credit Facility. We expect to continue this during 2008. We also raised $20 million of Debentures in September, 2007.

Provided that we meet the revenue, expense and cash flow projections of our current business plan, we expect to be able to finance our operations through current and internally generated cash resources. Our business plan is based on estimates regarding expected future costs and expected future revenue, and includes the assumption that we will increase our Self-Paying subscriber base from current levels during fiscal 2008. Our costs may exceed or our revenues may fall short of our estimates, our estimates may change, and future developments may affect our estimates. Any of these factors may increase our need for funds, which would require us to seek additional financing to continue implementing our current business plan. Revenue, expenses and cash flow projections of our business plan are based on, but are not limited to:

•                  Subscriber forecasts;

•                  Retail subscriber acquisition cost;

•                  Decisions we make to enhance availability of our service (i.e. new products) by installing more terrestrial repeaters in certain markets;

•                  OEM post-trial retention (i.e. converting Other Paying Subscribers and OEM Promotional Subscribers) based on an estimated number of OEM installations;

•                  Effective management of fixed cost expenditures required to meet our subscriber growth plans;

•                  Success of multi-year pre-payment plans; and

•                  Partnership opportunities.

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

The following table presents a summary of our cash flows, beginning and ending cash balances for years ended August 31, 2007, 2006 and 2005

	Year ended August 31,
	2007	2006	2005
	(Cdn $)	(Cdn $)	(Cdn $)
	(000’s)	(000’s)	(000’s)
Net cash used in operating activities.	(42,756)	(62,247)	0
Net cash used in investing activities	7,245	(66,245)	0
Net cash provided by financing activities	0	174,942	0
Foreign exchange loss on cash held in foreign currency	(151)	(1,262)	0
Change in cash and during the year	(35,663)	45,188	0
Cash – beginning of year	45,188	0	0
Cash – end of year	9,525	45,188	0
Add: current balance of short-term investments	5,281	0	0
Cash and short-term investments – end of year	14,806	45,188	0

Operating Activities – Operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in working capital.

•                  During 2007, cash used in operating activities was $42.8 million, consisting of a net loss of $84.6 million adjusted for net non-cash expenses of $23.6 million and a $18.2 million source from working capital. As we continue to grow our subscriber base, we expect operating losses to decrease.

Investing Activities – Investing activities primarily consist of capital expenditures and activity in our restricted investment accounts.

•                  During 2007, cash provided by investing activities was $7.2 million, consisting of a net use of $1.2 million for capital expenditures, $5.9 million for purchasing short term investments, and a $14.3 million payment for interest expense on our U.S. debt, paid from restricted investments.

Financing Activities – Financing activities primarily consist of net proceeds from debt and equity financing.

•                  During 2007, no cash was provided by or used for financing activities. The proceeds from the Debentures were secured in the first quarter of fiscal 2008.

Contractual Commitments

We have entered into a number of leases and other contractual commitments. The following table summarizes our outstanding contractual commitments as of August 31, 2007 (in 000’s):

	Total(1)	Less than 1 Year	1 – 3 Years	4 – 5 Years	More than 5 Years
NHL Agreement	61,629	7,657	14,892	15,315	23,765
Principal on 12.75% Senior Notes	105,620	0	0	0	105,620
Interest on 12.75% Senior Notes	87,533	13,467	26,933	26,933	20,200
Operating leases	5,981	1,264	2,225	988	1,504
Marketing & Advertising(2)	25,625	6,995	3,207	3,402	12,020
Information Technology	18,373	4,985	8,963	4,425	0
Other	4,383	3,727	456	200	0
	309,143	38,095	56,676	51,264	163,108

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

(2) We have committed to purchase for cash $7 million of a total $10 million of advertising committed from an entity over a three period commencing on the closing of the initial public offering, subject to a per annum minimum of $1.5 million. In addition, we have a commitment with one of our distribution partners to provide advertising and marketing spend towards co-branding initiatives.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

A description of related party transactions and disclosure of the transaction and amounts due to related parties is included in note 6 of the annual consolidated financial statements. John I. Bitove, our Chairman, Chief Executive Officer and controlling shareholder, provided, through companies he controls, all the initial funding for our activities.

As at December 12, 2005, XM had a 23.3% ownership interest in the Company. As described under recent developments above, we have entered into certain agreements with XM.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets, as well as stock-based compensation are critical accounting estimates. We believe the estimates for royalties to artists and estimates related to convertible instruments will be critical estimates in future periods.

Intangibles and Long-Lived Assets

We review the carrying value of our amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of the projected cash flows. Any change in estimates which cause the undiscounted expected future cash flows to be less than the carrying value would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

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

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others. As at August 31, 2007, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

During the three months ended August 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Recent Accounting Pronouncements

Financial Instruments, Comprehensive Income and Hedges

In January 2005, the CICA issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, 3251, “Equity”, and 3865, “Hedges”. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Company will adopt these new standards effective September 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

•                  All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

•                  All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method;

•                  All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of these standards, the Company will report the following items in the consolidated financial statements:

•                  Comprehensive income and its components;

•                  Accumulated other comprehensive income and its components.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

Accounting Changes

The CICA has reissued Handbook Section 1506, “Accounting Changes” (“CICA 1506”). CICA 1506 requires that all companies comply with the revised Handbook Section for fiscal years beginning on or after January 1, 2007. CICA 1506 requires that voluntary changes in accounting policy are only made if they results in the financial statements providing reliable and more relevant information; changes in accounting policy are applied retrospectively unless doing to is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP; a change in accounting estimate is generally recognized prospectively; material prior period errors are corrected retrospectively; new disclosures required in respect of changes in accounting policies, changes in accounting estimates, and correction of errors.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares. As at November 14, 2007, we had 20,541,916 fully paid and non-assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares outstanding. There are currently no Class C non-voting shares outstanding. A total of 2,481,000 stock options are outstanding under our stock option plan. Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2007, is available on SEDAR at www.sedar.com.

Item 6 — Directors, Senior Management And Employees

A.                                    DIRECTORS AND SENIOR MANAGEMENT

The following table provides certain information regarding our directors and executive officers as of November 14, 2007.

Name & Place of Principal Residence	Age	Position with the Company

John I. Bitove Toronto, Ontario	47	Director, Chairman and Chief Executive Officer
Michael Washinushi Toronto, Ontario	38	Chief Financial Officer, Treasurer and Secretary
Stewart Lyons Toronto, Ontario	34	Executive Vice President
Donald McKenzie Toronto, Ontario	50	Acting President and Chief Operating Officer, Senior Vice-President, Marketing and Sales
Philip Evershed Toronto, Ontario	47	Director
Mat Wilcox Vancouver, British Columbia	46	Director
Gary M. Parsons Potomac, Maryland	57	Director
Joseph A. Verbrugge Silver Spring, Maryland	38	Director
Marc Comeau Courtice, Ontario	48	Director
Robert Storey(1)(2)(3) Ottawa, Ontario	65	Director
James W. McCutcheon(1)(2)(3) Toronto, Ontario	71	Director
Pierre Boivin(1)(2)(3) Mount Royal, Québec	54	Director

Notes:

(1)                                  Denotes member of the Audit Committee.

(2)                                  Denotes member of the Compensation Committee.

(3)                                  Denotes member of the Corporate Governance Committee.

John I. Bitove. John I. Bitove is our Chairman and Chief Executive Officer and controls CSRI Inc., formerly Canadian Satellite Radio Investments Inc., our controlling shareholder. Mr. Bitove has also been our Director since 2003. He is also the Chairman and Chief Executive Officer of Priszm Canadian Income Fund (TSX:QSR.UN), the owner and operator of 481 KFC™, Pizza Hut™ and Taco Bell™ restaurants in seven provinces across Canada, and Chairman and Chief Executive Officer of Scott’s Real Estate Investment Trust (TSX:SRQ.UN). In 1993, he founded the Toronto Raptors Basketball Club. While with the Raptors, Mr. Bitove helped to launch what is now Raptors TV almost eleven years ago. Mr. Bitove has been associated in various broadcasting ventures for more than a decade.

Michael Washinushi. Michael Washinushi is our Chief Financial Officer, Treasurer and Secretary. Prior to joining us in 2005, Mr. Washinushi served as the Director of Development and Acquisitions for KIT Limited Partnership where he was responsible for managing the firm’s existing real estate portfolio and identifying new real estate opportunities, from 2003 to 2005. From 2000 to 2003, Mr. Washinushi served as the Director of Finance for Priszm Brandz where he was responsible for the planning and corporate finance of the company. Mr. Washinushi holds a Bachelor of Arts degree in Economics from York University.

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

Donald McKenzie. Donald McKenzie is our acting President and Chief Operating Officer, as well as Senior Vice President Sales and Marketing. Mr. McKenzie has more than 22 years experience in sales and marketing in a variety of industries, including the past 10 years in Canada’s wireless telecommunications arena where he played a prominent role in the design and build of distribution channels for TELUS Mobility. Mr. McKenzie began his career in advertising and product marketing where he worked with Ogilvy & Mather, Young & Rubicam, Faberge, Cadbury Beverages and CPAS Systems. Mr. Mackenzie holds an MBA from Richard Ivey School of Business at the University of Western and a Bachelor of Arts from Victoria University at the University of Toronto.

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

Mat Wilcox. Mat Wilcox has been our Director since 2005. Ms. Wilcox oversees all operations at Wilcox Group, one of Canada’s largest national, independent public relations firms with offices in Toronto and Vancouver. Ms. Wilcox has provided strategic communications advice and support to CEOs of leading Canadian companies. She has also counseled global corporations entering the Canadian marketplace and provided growth strategies as they expanded across Canada.

Gary M. Parsons. Gary M. Parsons has been our Director since 2005. Mr. Parsons has served as Chairman of the Board of Directors of XM since May 1997. Mr. Parsons is Chairman and was previously Chief Executive Officer of Mobile Satellite Ventures L.P., and serves on the board of WorldSpace, Inc. Mr. Parsons was Chairman of the Board of Directors of Motient Corporation from March 1998 to May 2002. Previously, Mr. Parsons was with MCI Communications Corporation where he served in a variety of roles from 1990 to 1996, including most recently as Executive Vice President of MCI Communications, and as Chief Executive Officer of MCI’s subsidiary MCImetro, Inc. From 1984 to 1990, Mr. Parsons was one of the principals of Telecom*USA, which was acquired by MCI. Prior to the recruitment of Hugh Panero, Mr. Parsons served as XM’s Chief Executive Officer.

Joseph A. Verbrugge. Joseph A. Verbrugge has been our Director since 2005. Dr. Verbrugge is Senior Vice President, Automotive Accounts and International Operations for XM. Currently, he oversees all XM automotive partnerships, including General Motors, Honda, Toyota, Nissan, Hyundai and Porsche. Prior to joining XM, Dr. Verbrugge was a management consultant with The Dealy Strategy Group LLC, a Washington, DC-based advisory firm providing financial/negotiating/strategic consulting services and operational support primarily to satellite communications companies (including XM), as well as private equity and investment banking firms active in the satellite industry. Dr. Verbrugge holds an MBA from Georgetown University and a Ph.D. in Management Studies from Oxford University.

Marc Comeau. Marc J. Comeau joined our board in 2006. Mr. Comeau began his career with General Motors in 1983 as a Product Distribution Specialist in the Montreal Zone. He served in a variety of assignments leading to a District Manager position. In 1988, Marc became the Distribution Manager and in 1989 was appointed Regional Human Resources Development Manager. Mr. Comeau also served as the Regional Marketing/Business Planning Manager, Area Marketing Manager, and Montreal Zone Manager. In 1995, Marc was appointed Director Strategic Marketing and Research for Buick Motor Division in Flint. In 1997, he returned to General Motors of Canada as the General Director — Sales. Marc J. Comeau was appointed to his current position of Vice President, Sales, Service & Marketing effective April 1, 2002, and a member of the Board of Directors for General Motors of Canada Limited. In 2005, Mr. Comeau was an award recipient of Marketing Magazine’s “Marketers That Mattered”.

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

James W. McCutcheon, Q.C. James W. McCutcheon has been our Director since 2005. Mr. McCutcheon practices law as independent Counsel and is an active Corporate Director. He was Counsel to McCarthy Tétrault LLP from 1990 until December 31, 2005. Mr. McCutcheon was called to the Ontario Bar in 1962. He was a founding partner of Shibley, Righton & McCutcheon in 1964. For some ten years Mr. McCutcheon practiced predominantly civil litigation before Ontario courts and tribunals. His practice was diversified to include commercial real estate, insurance, trust and corporate law. As independent Counsel, he now advises on a broad variety of litigation, corporate, individual and charity issues. Mr. McCutcheon has served as a director of many public corporations, presently Dominion of Canada General Insurance Company, Empire Life Insurance Company and Guardian Capital Group Limited. Mr. McCutcheon has also served on boards of the Art Gallery of Ontario Foundation, Canadian Institute of International Affairs, Eglinton St. George’s United Church, Royal Agricultural Winter Fair, Royal Ontario Museum, University Health Network Toronto, Victoria University in the University of Toronto and World Wildlife Fund (Canada).

Pierre Boivin. Pierre Boivin has been our Director since 2005. Mr. Boivin is President of the Montréal Canadiens, L’Arena des Canadiens Inc. and Gillett Entertainment Group. In 1994, Mr. Boivin was appointed President and Chief Executive Officer of Canstar Sports Inc., a Montréal based public company in the hockey equipment industry. In 1995, Canstar was acquired by Nike, Inc. and formed Bauer Nike Hockey Inc., and Mr. Boivin remained Chief Executive Officer of the new company until 1999. Mr. Boivin is a member of the Board of Governors of the National Hockey League. He is Chairman of the Board of Directors of Kangaroo Media Inc. and Vice Chairman of the Board of Hexagram. Mr. Boivin is also Chairman of the Sainte-Justine Hospital Foundation and member of the Board of Directors for Special Olympics Quebec.

B.                                    COMPENSATION

Remuneration of Directors

Mat Wilcox, Phil Evershed and each of the independent directors will be paid an annual fee of $25,000 for serving on the board, as well as $1,000 per director for each regularly scheduled meeting of the board of directors, or a committee thereof, attended in person, and $250 for each meeting of the board of directors, or a committee thereof, attended by teleconference. In addition, the chair of each committee of the board of directors will be paid an annual fee of $10,000 ($15,000 in the case of the chair of the audit committee). At the time of our initial public offering, we issued 25,000 options to acquire Subordinate Voting Shares to each of the independent directors. The exercise price of these options is our initial public offering price of the Subordinate Voting Shares, or $16 per Subordinate Voting Share. These options vest equally over five years. On November 14, 2007 the Board of Directors approved a grant of a further 50,000 options to acquire Subordinate Voting Shares to each of the independent directors and 25,000 options to acquire Subordinate Voting Shares to each of Mat Wilcox and Phil Evershed. See “Item 6 — Directors, Senior Management And Employees — E. Share Ownership — Stock Option Plan”.

Executive Compensation

The following table provides a summary of the compensation of the President and Chief Executive Officer and the Chief Financial Officer of the Company and the three most highly compensated individuals who served as executive officers of the Company (collectively, the “Named Executive Officers”) for the fiscal years ended August 31, 2007, 2006 and 2005, respectively, whose total bonus and salary exceeded $150,000(1).

	Annual Compensation							Long-Term Compensation
Name and Principal Position	Year		Salary		Bonus		Other Annual Compensation	Securities Under Options Granted		Restricted Stock Units		All Other Compensation

John I. Bitove,	2007		$250,000		$55,340	(2)	Nil	Nil		$45,937	(3)	Nil
Chairman and Chief	2006		$250,000		$75,000	(3)	Nil	$1,000,000		Nil		Nil
Executive Officer	2005		$250,000		Nil		Nil	Nil		Nil		Nil
Donald McKenzie	2007		$245,000		$73,787		Nil	Nil		$61,252	(5)	Nil
Acting President and Chief Operating Officer (and Senior	2006	(6)	$15,862		Nil		Nil	80,000		Nil		Nil
Vice President Sales and Marketing) (4)	2005		N/A		N/A		N/A	N/A		N/A		Nil
Stephen Tapp,	2007		$316,667		Nil		Nil	Nil		$41,562	(8)	$835,383	(9)
President and Chief Operating	2006		$400,000		$120,000	(8)	Nil	$500,000	(10)	Nil		Nil
Officer(7)	2005		$183,000	(11)	Nil		Nil	Nil		Nil		Nil
Michael Washinushi,	2007		$250,000		$29,665		Nil	Nil		$24,624	(12)	Nil
Chief Financial Officer,	2006		$244,583	(13)	$40,000	(12)	Nil	$300,000		Nil		Nil
Treasurer and Secretary	2005		$77,000	(14)	Nil		Nil	Nil		Nil		Nil
Ross Davies,	2007		$250,000		$27,500		Nil	$4,000		Nil		Nil
Vice President, Programming	2006		$250,000		$56,600		Nil	$15,000		Nil		Nil
(15)	2005		N/A		N/A		N/A	N/A		Nil		N/A
Stewart Lyons,	2007		$150,000		$35,400		Nil	Nil		Nil		Nil
Executive Vice President	2006		$150,000		$34,800		Nil	$300,000		Nil		Nil
	2005		Nil		Nil		Nil	Nil		Nil		Nil

Notes:

(1)                                  Based on the foregoing, the individuals were the only Named Executive Officers during the Company’s most recent completed financial year.

(2)                                  Mr. Bitove has elected to defer receipt of this 2007 fiscal year bonus entitlement until such time as the Company is cash flow positive.

(3)                                  On January 12, 2007, Mr. Bitove’s 2006 fiscal year bonus entitlement of $75,000 was paid in the form of 10,965 RSU’s. On January 18, 2007, Mr. Bitove was granted 6,716 RSU’s as a 2007 fiscal year bonus entitlement. As at August 31, 2007, the total market value of these RSU’s was $88,405.

(4)                                  Effective June 15, 2007 Mr. McKenzie assumed the role of Acting President and Chief Operating Officer on an interim basis.

(5)                                  On January 18, 2007, Mr. McKenzie was granted 8,955 RSU’s a 2007 fiscal year bonus entitlement. As at August 31, 2007, the market value of these RSU’s was $44,775.

(6)                                  Mr. McKenzie was appointed Senior Vice President Sales and Marketing in August 2006. Mr. McKenzie’s base salary was $245,000, of which $15,862 was paid to Mr. McKenzie for the fiscal year ended August 31, 2006.

(7)                                  Mr. Tapp resigned from his position as President and Chief Operating Officer effective June 15, 2007.

(8)                                  On January 12, 2007, Mr. Tapp’s 2006 fiscal year bonus entitlement of $120,000 was paid in the form of 17,544 RSU’s. On June 13, 2007 Mr. Tapp was granted 14,583 RSU’s in connection with his resignation. As at August 31, 2007, the total market value of these RSU’s was $160,635.

(9)                                  This amount was / will be paid to Mr. Tapp in connection with his resignation on June 15, 2007. In addition, Mr. Tapp is entitled to receive 17,500 RSUs in each of the following two years.

(10)                            In addition, in December 2005, CSRI Inc., a company controlled by John I. Bitove, our Chairman and Chief Executive Officer, granted options to Mr. Tapp to acquire shares of CSRI Inc. with a nominal exercise price and a fair market value at that time of approximately $1.0 million.

(11)                            Mr. Tapp was appointed President and Chief Operating Officer of the Company in October, 2004. His base salary was $200,000, of which $183,000 was paid to Mr. Tapp for the fiscal year ended August 31, 2005.

(12)                            On January 12, 2007, Mr. Washinushi’s 2006 fiscal year bonus entitlement of $40,000 was paid in the form of 5,848 RSU’s. On January 18, 2007, Mr. Washinushi was granted 3,600 RSU’s as a 2007 fiscal year bonus entitlement. As at August 31, 2007, the total market value of these RSU’s was $47,240.

(13)                            Mr. Washinushi’s base salary was increased from $180,000 to $250,000 on October 15, 2005.

(14)                            Mr. Washinushi was appointed Chief Financial Officer, Secretary and Treasurer in April, 2005. Prior to his appointment, the Company did not have a Chief Financial Officer. Mr. Washinushi’s base salary was $185,000, of which $77,000 was paid to Mr. Washinushi for the fiscal year ended August 31, 2005.

(15)                            Mr. Davies resigned from his position as Vice President Programming effective August 31, 2007 and is no longer employed by CSR.

Long-Term Compensation — Option Granted During the Fiscal Year Ended August 31, 2007

During the most recently completed financial year, we issued to our directors, officers and employees a total of 73,000 options to acquire Subordinate Voting Shares, of which 4,000 options were issued to the Named Executive Officers. However, as of the date hereof, such 4,000 options have been cancelled (in accordance with the terms of the Company’s Stock Option Plan) in connection with Ross Davies’ resignation, and another 13,000 options have been cancelled (in accordance with the Company’s Stock Option Plan) in connection with the termination of certain employees’ employment.

Long Term Compensation – Restricted Stock Unit Granted During the Fiscal Year Ended August 31, 2007

During the most recently completed financial year, we issued a total of 84,566 Restricted Stock Units, or RSU’s, 68,211 of which were issued to the Named Executive Officers as summarized above in the Executive Compensation table. Each of James McCutcheon and Bob Storey received 5,995 RSU’s and 5,739 RSU’s, respectively, in lieu of their director compensation for the 2006 fiscal year. The remaining 4,621 RSU’s were issued to senior level directors as part of their bonus entitlement for the fiscal year ended August 31, 2007.

Long-Term Compensation — Option Grants During the Current Fiscal Year

No options have yet been granted to the Named Executive Officers during the 2008 fiscal year. On November 14, 2007 the Board of Directors approved a grant of 50,000 options to acquire Subordinate Voting Shares to each of the independent directors and 25,000 options to acquire Subordinate Voting Shares to each of Mat Wilcox and Phil Evershed. See “Item 6 — Directors, Senior Management And Employees – E. Share Ownership – Stock Option Plan”.

Employment Agreements

We have entered into employment agreements with the Named Executive Officers and other members of senior management, certain material terms of which are summarized below.

John I. Bitove. The employment agreement with Mr. Bitove is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $250,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Bitove’s employment and for a period of 24 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Bitove’s employment is terminated for any reason other than for cause, Mr. Bitove will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination. If Mr. Bitove’s employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Bitove will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 24 months following the date of such termination.

Stephen Tapp. Until the effective date of Mr. Tapp’s resignation his employment with CSR was governed by an employment contract which provided for a base salary of $400,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan. The agreement contained non-solicitation and non-competition covenants in our favor, which applied during the term of Mr. Tapp’s employment and will continue to apply for a period of 24 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. The financial terms of Mr. Tapp’s resignation are summarized under Item 6B “Executive Compensation”.

Michael Washinushi. The employment agreement with Mr. Washinushi is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $250,000 and eligibility to receive a maximum annual bonus of up to 60% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Washinushi’s employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Washinushi’s employment is terminated for any reason other than for cause, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Washinushi’s employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 18 months following the date of such termination.

Ross Davies. Until the effective date of Mr. Davies’ resignation, his employment with CSR was governed by an employment contract which provided for a base salary of $250,000 and eligibility to receive a maximum annual bonus of up to 60% of his base salary based on the goals established pursuant to the bonus plan. The agreement contained non-solicitation and non-competition covenants in our favor, which applied during the term of Mr. Davies’ employment and will continue to apply for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely.

Stewart Lyons. The employment agreement with Mr. Lyons is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $150,000 and eligibility to receive a maximum annual bonus of up to 50% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Lyons’ employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Lyons’ employment is terminated for any reason other than for cause, Mr. Lyons will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Lyons’ employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Lyons will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 18 months following the date of such termination.

Donald McKenzie. The employment agreement with Mr. McKenzie is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $250,000 and an annual target bonus of 50% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. McKenzie’s employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. McKenzie’s employment is terminated for any reason other than for cause, Mr. McKenzie will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination.

C.                                    BOARD PRACTICES

Our board of directors has three committees: an audit committee (the ”Audit Committee”); a compensation committee (the ”Compensation Committee”); and a corporate governance committee (the ”Corporate Governance Committee”), all of which are comprised entirely of independent directors.

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

In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor’s examination into specific areas of our business. The Audit Committee has a written charter and procedures to address complaints regarding accounting, internal accounting controls or auditing matters and has established a procedure to address confidential, anonymous employee submissions of concerns regarding questionable accounting or auditing matters.

During the fiscal year ended August 31, 2007, the Audit Committee of the Company consisted of the following three directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. Pierre Boivin serves as Chairman of the Audit Committee. During the fiscal year ended August 31, 2007, the Audit Committee met 4 times.

Compensation Committee

The Compensation Committee reviews and makes recommendations to the board concerning the appointment of our officers and the hiring, compensation, benefits and termination of our senior executive officers and all other key employees. The committee will annually review the Chief Executive Officer’s goals and objectives for the upcoming year and provide an appraisal of the Chief Executive Officer’s performance. The committee administers and makes recommendations regarding the operation of our stock option plan as previously described.

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

During the fiscal year ended August 31, 2007, the Compensation Committee of the Company consisted of the following three directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. Robert Storey serves as Chairman of the Compensation Committee. During the fiscal year ended August 31, 2007, the Audit Committee met 3 times.

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

During the fiscal year ended August 31, 2007, the Compensation and Corporate Governance Committee consisted of the following three directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. James W. McCutcheon serves as Chairman of the Corporate Governance Committee.

D.                                    EMPLOYEES

As of October 31, 2007, we had 78.5 full-time equivalent employees, which included 5 members of senior management and 73.5 employees working in Finance, Human Resources, Sales & Marketing, Programming, Infrastructure and IT. This is a decrease of 28.5 full-time equivalent employees since August 31, 2006. We also continue to engage Accenture Inc. to design, build, and deploy a subscriber management system that includes billing, customer care, supply chain, subscriber management and radio provisioning systems. In addition, we rely upon a number of consultants and other advisors. The extent and timing of any increase in staffing will depend on the availability of qualified personnel and other developments in our business. None of our employees are represented by a labor union, and we believe that our relationship with our employees is good.

E.                                      SHARE OWNERSHIP

The following table sets forth the names of the Company’s Named Executive Officers and directors and the number of Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Name	Subordinate Voting Shares Beneficially Owned or Controlled as of November 14, 2007(1)		Percent of total shares held

John I. Bitove	27,194,061	(2)	57.03%
Donald McKenzie(3)	N/A		N/A
Stephen Tapp(3)	N/A		N/A
Michael Washinushi(3)	N/A		N/A
Ross Davies(3)	N/A		N/A
Stewart Lyons(3)	N/A		N/A
Philip Evershed	Nil		Nil
Mat Wilcox	153,055		0.32%
Gary M. Parsons	Nil		Nil
Joseph A. Verbrugge	Nil		Nil
Marc Comeau	Nil		Nil
Robert Storey	5,000		0.01%
James W. McCutcheon	20,000		0.04%
Pierre Boivin	2,500		0.01%

Notes

(1)                                  Individual directors have furnished information as to Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned by them, directly or indirectly, or over which they exercise control or direction.

(2)                                  27,142,711 Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, are controlled indirectly by John I. Bitove through CSRI Inc.

(3)                                  Individual beneficially owns less than 1% of all Subordinate Voting Shares and individual’s share ownership previously has not been disclosed to shareholders or otherwise made public.

Stock Option Plan

We have established a stock option plan (the “Plan”) for our employees, directors, senior officers and consultants and our affiliates. The Plan was established to provide additional incentives for us and our affiliates to attract and retain employees, directors, senior officers and consultants.

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

In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the board of directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances where such optionee’s employment is terminated in connection with such transactions, such accelerated vesting will be automatic.

Unless the Board decides otherwise, options granted under the Plan terminate on the earlier of the expiration date of the option or 180 days following the death of the optionee, termination of the optionee’s employment because of permanent disability, termination of the optionee’s employment because of the retirement of an optionee or as a result of such optionee ceasing to be a director, 30 days following termination of an optionee’s employment without cause or immediately upon an optionee’s employment being terminated for cause.

As at the end of our last fiscal year, we had issued to our directors, officers and employees a total of 2,516,250 options to acquire Subordinate Voting Shares. On April 16, 2007 we issued to our employees and an officer 73,000 options to acquire Subordinate Voting Shares. Of these 73,000 options: (i) one half will vest on April 16, 2008; and (ii) one half will vest on April 16, 2009. On November 14, 2007 the Board of Directors approved a grant of 50,000 options to acquire Subordinate Voting Shares to each of the independent directors and 25,000 options to acquire Subordinate Voting Shares to each of Mat Wilcox and Phil Evershed. As of the date hereof, a total of 108,250 options were cancelled (in accordance with the terms of the Plan) as a result of the termination of employment of certain employees and officers. The following chart sets out the number of options to purchase Subordinate Voting Shares issued to the groups of individuals identified below which are outstanding as of the date hereof:

Group	Number of Persons Holding Option	Number of Options	Exercise Price	Market Value on Date of Grant	Expiration Dates

Named Executive Officers	4	1,050,000	$0.01	N/A	December 12, 2012(1)
and Former Named	4	1,050,000	$16.00	$16,800,000	December 12, 2012(1)
Executive Officers	1	80,000	$8.74	$699,200	July 13, 2013

Directors and Former	3	75,000	$16.00	$1,200,000	December 12, 2012(1)
Directors who are not	5	200,000	$5.38	$1,076,000	November 14, 2012
Named Executive Officers

Current and Former	1	25,000	$0.01	N/A	December 12, 2012(1)
Employees	1	25,000	$16.00	$400,000	December 12, 2012(1)
	Greater than 10	120,000	$8.74	$1,048,800	July 13, 2013
	Greater than 10	56,000	$6.53	$365,680	April 16, 2014

Consultants	—	—	—	—	—

Notes:

(1)                                  The expiration date of these options is or will be, as applicable, seven years from the closing of our initial public offering.

As at the date hereof, our directors and Named Executive Officers hold options to acquire an aggregate of 2,455,000 of our Subordinate Voting Shares, our employees hold options to acquire an aggregate of 226,000 of our Subordinate Voting Shares, and no consultants hold any options.

Reference is made to “Item 6 — Directors, Senior Management and Employees — Compensation — Executive Compensation” above for information regarding the number of options held by each of the Named Executive Officers, including the exercise price, the percent of options outstanding and the expiration date of the options.

Restricted Stock Unit Plan

Following approval by the majority of Shareholders present at the Company’s 2006 Annual Shareholder Meeting we implemented a restricted stock unit plan (the “RSU Plan”) which allows for the payment of performance bonuses to employees and/or directors of the Company or any of its affiliates in the form of Subordinate Voting Shares. This will provide such individuals with an additional incentive to further the growth and development of the Company and will encourage them to remain in the employment of the Company.

The Compensation Committee of the Board of Directors administers the RSU Plan and is responsible for the selection of individual employees or directors to whom grants of RSUs will be made, as well as determine the amounts and terms of such grants. The selection of recipients will be based on the individual’s current and potential contribution to the Company and the terms of the grants may include non-competition provisions or the achievement of certain individual or collective performance related criteria, such as the financial performance of the Company. The terms of any particular grant need not be identical to any other grant, and the Board of Directors of the Company may amend, suspend or terminate the terms of any grant, or the terms of the RSU Plan itself, without shareholder approval.

Each RSU granted under the RSU Plan will entitle the recipient at the end of the grant period to receive one Subordinate Voting Share of the Company at a future date (the “Release Date”), provided (i) the Participant is continuously employed by the Company or any of its affiliates from the date or the effective date of such grant to the Release Date, or as otherwise determined by the Board of Directors, and (ii) all other terms and conditions of the grant have been satisfied. The grant of a RSU will not entitle the individual to exercise any voting rights, receive any dividends or exercise any other right which attaches to ownership of Subordinate Voting Shares. The maximum number of Subordinate Voting Shares which may be issued from treasury under the RSU Plan is 250,000.

Unless the Compensation Committee decides otherwise, in the event an individual’s employment is terminated with the Company or any of its affiliates for any reason other than death before the Release Date has occurred, such individual’s RSUs will be forfeited and no Subordinate Voting Shares will be issued. If a individual’s employment is terminated due to his/her death, the RSUs will not be forfeited, but rather, the deceased Participant’s estate will be entitled to receive an amount of Subordinate Voting Shares, which depends on the date of death, at the Release Date.

The RSU Plan also includes certain protections for an individual in the event of a change in control of the Company. In such a case, an individual will be entitled, subject to certain conditions, to receive a Subordinate Voting Share for each RSU granted prior to such change of control.

As of the date hereof, our directors and named Executive Officers hold an aggregate of 84,566 RSU’s which are not conditioned on continued employment with the Company.

Reference is made to “Item 6 – Directors, Senior Management and Employees – Compensation – Executive Compensation” above for information regarding the number of RSUs granted to each of the Named Executive Officers during our fiscal year ended August 31, 2007.

Item 7 — Major Shareholders And Related Party Transactions

A.                                    MAJOR SHAREHOLDERS

The following table shows the name of each person or company who, as at November 14, 2007, owned of record, or who, to our knowledge, owned beneficially, directly or indirectly, more than 5% of our Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares.

Principal Shareholder	Type of Ownership	Number of Subordinate Voting Shares	Percentage of Subordinate Voting Shares Outstanding

CSRI Inc.(1)	Direct	27,142,711	56.92%
XM Holdings	Direct	11,077,500	23.23%
General Motors of Canada Limited	Direct	3,323,250	6.97%

Notes:

(1)                                  CSRI Inc., formerly Canadian Satellite Radio Investments Inc., is controlled by John I. Bitove, our Chairman and Chief Executive Officer.

B.                                    RELATED PARTY TRANSACTIONS

The Company, CSR Inc. and CSRI Inc., formerly Canadian Satellite Radio Investments Inc., which is controlled by John I. Bitove, our Chairman and Chief Executive Officer, have entered into a shareholders agreement with XM (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides for matters relating to the composition of our board of directors and the board of directors of CSR Inc., and also contains certain rights and restrictions with respect to the shareholders of each of XM and CSRI Inc. In addition, the lease for our Toronto studio is with an affiliate of CSRI Inc.

In addition, we have entered into a number of operational, credit and governance agreements with XM, one of our principal shareholders, including a license agreement, a programming agreement, a credit facility, a shareholders agreement and a registration rights agreement providing for certain demand and piggyback registration rights in connection with our Subordinate Voting Shares. See “Item 10 – C. Material Contracts”. Mr. Gary Parsons and Dr. Joseph Verbrugge, who were each appointed as directors prior to the closing of our initial public offering, are each officers and Mr. Parsons is a director of XM.

Mr. Marc Comeau, one of our directors, is an officer of GMCL. We have agreed to a distribution arrangement with GMCL.

During the year ended August 31, 2006, CSRI Inc. advanced $300,000 to the Company. This loan is non-interest-bearing, has no fixed terms of repayment and is included in accounts payable. In addition, during the year ended August 31, 2007, CSRI Inc. incurred $204,905 (2006 - $3,049,041) of costs related to the Company’s license application process. This amount has been included in contributed surplus. (See our annual financial statements for the fiscal year ended August 31, 2007 which are included in this annual report beginning on page F-1.)

During the year ended August 31, 2007, the Company received printing services from AMI Printing valued at approximately $671,046 (2006 - $1,776,926). An affiliate of CSRI Inc. holds an indirect minority interest in AMI Printing.

During the year ended August 31, 2007, the Company received payroll services from KIT LP in the amount of $27,723 (2006 - $20,000). In addition, the Company sold approximately $226,800 (2006 - $55,000) of advertising to KIT LP during the year. KIT LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by John I. Bitove.

During the year ended August 31, 2007, the Company received field marketing services from Vision Group of Companies (Vision), valued at approximately $2,277,600 (2006 - $1,965,735). This amount consists of fees paid to Vision of $375,000 (2006-$300,000) and amounts paid by Vision to vendors on the Company’s behalf of $1,902,600 (2006-$1,665,735). The principal of Vision is related to John I. Bitove.

During the year ended August 31, 2007, the Company incurred consulting services related to public relations from the Wilcox Group totalling $388,226 (2006 - $725,015). Mat Wilcox, a director of the Company is the principal of the Wilcox Group.

During the year ended August 31, 2007, the Company incurred $536,427 (2006 -$599,969) of expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from a company controlled by John I. Bitove. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

Other than the foregoing, no director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Subordinate Voting Shares or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect us.

C.                                    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8 — Financial Information

A.                                    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated balance sheets as at August 31, 2006 and 2007 and consolidated statements of operations shareholder’s equity and cash flows for the years ended August 31, 2005, 2006 and 2007, including the notes thereto and together with the auditors’ report thereon, are presented at Item 18 of this annual report.

B.                                    SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since August 31, 2007.

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

B.                                    MEMORANDUM AND ARTICLES OF ASSOCIATION

The Articles of Amalgamation of the Company have been previously filed by us as Exhibit 3.1 of Canadian Satellite Radio Holdings Inc.’s Amendment No.1 to the Registration Statement on Form F-4 dated June 28 2006, Registration Statement No. 333-134004. Our Articles of Amalgamation are referred to as our “Articles”. The following is a summary of certain provisions of our Articles and bylaws:

1.                                       On December 8, 2005, Canadian Satellite Radio Holdings Inc. and 2087609 Ontario Inc. amalgamated under Part XIV of the Business Corporations Act (Ontario), into a single company using the name “Canadian Satellite Radio Holdings Inc.” with the Ontario Corporation Number 1681731. The Articles provide no restrictions on the business that the Company may carry on or on the powers that the Company may exercise.

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

Neither the Articles nor our bylaws contain provisions with respect to (i) directors’ power to vote on a proposal, arrangement or contract in which the director is materially interested; (ii) directors’ power, in the absence of an independent quorum, to vote compensation themselves or any members of their body; (iii) the retirement or non-retirement of our directors under an age limit requirement; or (iv) the number of shares, if any, required for the qualification of our directors.

3.                                       The rights, preferences and restrictions attaching to our Class A Subordinate Voting Shares, Class B Voting Shares and Class C Non-Voting Shares are set forth below:

(a)                                  Dividend rights: Subject to the prior rights of the holders of any other shares ranking senior to the Class A Subordinate Voting Shares, the Class B Voting Shares and the Class C Non-Voting Shares in respect of priority in the payment of dividends, the holders of Class A Subordinate Voting Shares, Class B Voting Shares and Class C Non-Voting Shares shall be entitled to participate at the same time in any dividend, whether in cash, in shares of the Corporation or otherwise, which may be declared or paid on any class of such shares, such participation to be, with respect to the Class A Subordinate Voting Shares and the Class C Non-Voting Shares, on an equal per share basis, including without limitation with respect to the amount per share of the dividend (the “Dividend Amount”), and to be, with respect to the Class B Voting Shares, an amount per share equal to one-third (1/3) of the Dividend Amount.

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

(d)                                 Rights upon liquidation: In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, all of the remaining property of the Corporation available for distribution to the holders of the Class A Subordinate Voting Shares, the Class B Voting Shares and the Class C Non-Voting Shares (the “Remaining Property”) shall, subject to the prior rights of the holders of any shares ranking senior to the Class A Subordinate Voting Shares, the Class B Voting Shares and the Class C Non-Voting Shares in respect of any such distribution, liquidation, dissolution or winding-up of the Corporation or other distribution of assets among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, be paid or distributed to the holders of the Class A Subordinate Voting Shares, the Class B Voting Shares and the Class C Non-Voting Shares such that the holders of the Class A Subordinate Voting Shares and the Class C Non-Voting Shares share equally in the Remaining Property on a per share basis, and the holders of the Class B Voting Shares each receive, on a per share basis, one-third of the amount paid or distributed, on a per share basis, to the holders of the Class A Subordinate Voting Shares and the Class C Non-Voting Shares.

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

6.                                       The Company owns all of the outstanding shares of CSR Inc., which holds the licence from the CRTC under the Broadcasting Act (Canada). The Governor General in Council (i.e., the cabinet of the Canadian federal government) has, pursuant to its authority under the Broadcasting Act, issued a direction setting out the legal requirements relating to Canadian ownership and control of broadcasting undertakings entitled the Direction to the CRTC (Ineligibility of Non-Canadians) (the “Direction”). Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a parent company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled, directly or indirectly, by non-Canadians. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of the operating company must be Canadian. In addition, where the parent company is less than 80% Canadian-owned, the parent company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company. CSR Inc. has formed a programming committee. There are no restrictions on the number of non-voting shares that may be held by the non-Canadians at either the parent company or licensee operating company level. The CRTC, however, retains the discretion under the Direction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

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

Reference is made to “Item 4 — Information on the Company — Business Overview — Operational Agreements”.

(b)                                  Programming Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4 — Information on the Company — Business Overview — Operational Agreements”.

(c)                                  Repeater Purchase Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4 — Information on the Company — Business Overview — Other Agreements”.

(d)                                  Technical Services Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4 — Information on the Company — Business Overview — Other Agreements”.

(e)                                  Trademark License Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4 — Information on the Company — Business Overview — Other Agreements”.

(f)                                    Distribution Agreement, effective as of November 10, 2005, by and among General Motors of Canada Limited, Canadian Satellite Radio Inc. and XM Satellite Radio Inc.

Reference is made to “Item 4 — Information on the Company — Business Overview — GMCL Distribution Arrangement”.

(g)                                 Credit Agreement, effective November 17, 2005, by and among Canadian Satellite Radio Inc., Canadian Satellite Radio Holdings Inc. and XM Satellite Radio Holdings Inc. (the ”XM Credit Facility”)

We have a commitment for a $45 million standby credit facility from XM for the purchase of terrestrial repeaters and the payment of subscription royalties to XM and interest on outstanding debt on the credit facility as these are incurred. The following is a summary of certain material terms of the XM Credit Facility, and is not intended to be complete.

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

(h)                                 Indenture (the “Indenture”) relating to US$100 million aggregate principal amount of 12.75% Senior Notes due February 15, 2014, dated February 10, 2006, by and among Canadian Satellite Radio Holdings Inc., the guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee.

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

(j)                                    Trust Indenture (the “Trust Indenture”) providing for the issuance of Convertible Unsecured Subordinated Debentures, dated September 12, 2007, between Canadian Satellite Radio Holdings Inc. and CIBC Mellon Trust Company, as Debenture Trustee.

The aggregate principal amount of all debentures authorized to be issued under the Trust Indenture is unlimited. The debentures may be issued in one or more series.

On September 12, 2007, the Company completed an offering of $20 million aggregate principal amount of debentures (the “Initial Debentures”) due September 12, 2014 on a private placement basis. The Initial Debentures bear interest at a rate of 8.0 per cent per annum payable semi-annually in arrears on December 31 and June 30, with the initial interest payment due on December 31, 2007. Each debentureholder has the option to receive such interest either in the form of cash or Subordinate Voting Shares. At any time prior to September 12, 2014, the Initial Debentures will be convertible at a conversion price of $5.92 (the “Conversion Price”) at the holders’ option into Subordinate Voting Shares which is equal to a conversion ratio of 168.919 Subordinate Voting Share per $1,000 principal amount of debentures, subject to adjustment in certain circumstances.

The Initial Debentures are not redeemable before September 12, 2010, except in the event of the satisfaction of certain conditions after a change of control has occurred. At any time on and after September 12, 2010, the Initial Debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice at a price equal to the their principal amount plus accrued and unpaid interest thereon up to but excluding the redemption date, provided that the Current Market Price (as defined in the Trust Indenture) of the Subordinate Voting Shares on the date on which the notice of redemption is given is in excess of 150% of the Conversion Price. On redemption or on maturity of the Initial Debentures, the Company may, at its option and subject to any applicable regulatory or shareholder approvals, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures by issuing and delivering Subordinate Voting Shares to such holders of Initial Debentures.

The Initial Debentures are direct unsecured obligations of the Company and are subordinated to the Senior Indebtedness (as defined in the Trust Indenture) of the Company. The Initial Debentures rank pari passu with each other series of debentures except for sinking Company provisions (if any) applicable to different series of debentures. The Trust Indenture does not restrict the Company from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

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

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences to U.S. persons (as defined below) of the ownership and disposition of exchange notes acquired in the exchange offer. Subject to the exceptions, assumptions and qualifications set forth below, the discussion accurately reflects the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of exchange notes acquired in the exchange offer. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion assumes that U.S. persons holds the exchange notes as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address the tax consequences to holders that are not U.S. Holders or the tax consequences that may be relevant to particular initial investors in light of their personal circumstances or to certain types of initial investors subject to special tax rules (such as for example brokers, banks and other financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates or former long-term residents of the U.S., investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, investors that hold notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). In addition, this discussion does not include any description of estate and gift tax consequences, or the tax laws of any state, local or foreign government that may he applicable to the exchange notes.

No rulings from the U.S. Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not disagree with or challenge any position taken herein regarding the tax consequences of the ownership or disposition of the exchange notes, or that any such position, if challenged, would be sustained.

EACH U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO SUCH HOLDER IN LIGHT OF ITS PARTICULAR SITUATION WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY OTHER RELEVANT FOREIGN, STATE, LOCAL, OR OTHER TAXING JURISDICTION.

As used herein, the term “U.S. person” means a beneficial owner of an exchange note that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or of any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) have authority to control all substantial decisions of such trust, or (B) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and has a valid election in effect to continue to be so treated.

If a partnership or other pass-through entity holds the exchange notes, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass-through entity that holds exchange notes, you should consult your tax advisor.

Taxation of Interest on Exchange Notes

Stated interest on an exchange note will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s method of accounting for tax purposes. In addition to interest on the exchange notes, a U.S. Holder will be required to include as income any Additional Amounts paid as a result of the imposition of foreign withholding taxes (see “Description of Exchange Notes-Additional Amounts”). As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives.

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

Sale, Redemption or Retirement of the Exchange Notes

Upon the sale, redemption, retirement at maturity or other taxable disposition of an exchange note, a U.S. Holder generally will recognize gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in an exchange note generally will be its cost for the note increased by any accrued market discount previously included in income through the date of disposition. A gain or loss recognized on the disposition of an exchange note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the note is treated as having been held for more than one year. In the case of a U.S. Holder who is a non-corporate taxpayer, including an individual, the maximum US federal income tax rate on net long-term capital gain is 15%. The deductibility of capital losses is subject to limitations.

Foreign Tax Credit Considerations

If interest payments on the exchange notes become subject to Canadian withholding taxes, a U.S. Holder may be able, subject to generally applicable limitations, to claim a foreign tax credit or take a deduction for such withholding taxes imposed on interest payments (including any Additional Amounts). Interest (including any Additional Amounts) will constitute income from sources without the U.S. for U.S. foreign tax credit limitation purposes. For taxable years beginning after December 31, 2006, interest income (including any Additional Amounts) generally will constitute “passive income” for U.S. foreign tax credit limitation purposes. The rules governing the U.S. foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors regarding the application of such rules to their particular circumstances.

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

Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemptions from backup withholding and information reporting are properly established. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Canadian Material Federal Income Tax Considerations for Non-Residents of Canada

The following summary fairly describes the main Canadian federal income tax consequences applicable to you if you exchanged old notes for new notes pursuant to any of our exchange offers or invested, as initial purchaser, in the notes, and if, for purposes of the Income Tax Act (Canada) (which we refer to as the Act) you are not resident in Canada and do not use or hold the notes in carrying on business in Canada. This summary does not apply to you if you are an insurer who carries on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Act). This summary is based on the relevant provisions of the Act and the Regulations thereunder as in force on the date hereof, and our understanding of the administrative practices of the Canada Revenue Agency. It also assumes that specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date of this annual report are enacted in their present form. This summary does not address provincial, territorial or foreign income tax considerations. Changes in the law or administrative practices or future court decisions may affect your tax treatment.

Based on the foregoing, amounts that we pay to you as interest, principal or premium on the notes will be exempt from Canadian withholding tax provided that you deal at arm’s length with us at the time we make the payments, and no other taxes on income (including taxable capital gains) will be payable under the Act in respect of the holding, redemption or disposition of notes.

F.                                      DIVIDENDS AND PAYING AGENTS

Not applicable.

G.                                    STATEMENT BY EXPERTS

Not applicable.

H.                                    DOCUMENTS ON DISPLAY

We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the public reference room at the prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

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

To perform sensitivity analysis, we assess the risk of loss in fair values due to the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. Information provided by the analysis does not represent our view of future market changes, nor does it necessarily represent the actual changes in fair value that we would incur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. In reality, changes in one factor may result in change in another, which may magnify or counteract the sensitivities. The results of sensitivity analysis at August 31, 2007 follow.

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

At August 31, 2007, a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, with all other variables remaining constant, would result in a $17.3 million change in the fair market value of our notes and a $6.2 million change in the value of our obligations due under the broadcasting agreement with the NHL.

Interest Rate Risk

We are not exposed to material interest rate risk from changes in interest rates as the interest payments on our notes and convertible debentures are fixed payments. We do however run the risk that market rates will decline and the required payments will exceed those based on current market rates. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate fluctuations.

Equity Price Risk

As of August 31, 2007, we were not exposed to material market risk from changes in the market value of long-term investments, as we did not hold any significant publicly traded long-term investments.

Item 12 — Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13 — Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 — Material Modifications to The Rights Of Security Holders And Use Of Proceeds

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

There have been no modifications to the rights of security holders.

USE OF PROCEEDS

Not applicable.

Item 15 — Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to them by others. As at August 31, 2007, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

During the fiscal year ended August 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16 — [RESERVED]

Item 16A — Audit Committee Financial Expert

Our Board of Directors has determined that Pierre Boivin is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Pierre Boivin is an “independent” director, as defined under SEC rules.

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

PricewaterhouseCoopers LLP has served as our independent public accountant for the fiscal year ending August 31, 2007, for which audited consolidated financial statements appear in this annual report on Form 20-F.

Item 16C — Principal Accountant Fees and Services

PricewaterhouseCoopers LLP has served as our independent public accountant for the fiscal year ending August 31, 2007, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The Audit Committee of our Board of Directors establishes the external auditors’ compensation. In 2006, our Audit Committee also established policies and procedures to pre-approve all audit and non-audit services to be performed by the external auditors, but only to the extent those services are permitted by the Sarbanes-Oxley Act of 2002 and Canadian law.

For the fiscal year ended August 31, 2007, all of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to this “de minimis exception” under the Sarbanes-Oxley Act of 2002. The following table presents the aggregate fees for professional services and other services rendered by our independent auditor, PricewaterhouseCoopers LLP, for the fiscal years ended August 31, 2007 and 2006.

	2007	2006

Audit Fees(1)	$221,000	$883,500
Audit-Related Fees	—	—
Tax Fees	77,880	38,356
All Other Fees	12,500	—
Total Fees	311,380	921,856

Note:

(1)                                  This amount includes fees related to the review of our prospectus and debt registration documents during 2006.

Item 16D — Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17 — Financial Statements

Not applicable.

Item 18 — Financial Statements

Our audited balance sheets as at August 31, 2007 and our audited statement of operations and deficit and cash flows for the fiscal period ending August 31, 2007, including the notes thereto and together with auditor’s report thereon, are included in this annual report beginning on page F-1.

Item 19 — Exhibit

Exhibit Number	Description

1.1

Articles of Amalgamation of Canadian Satellite Radio Holdings Inc. (incorporated by reference to Exhibit 3.1 of Canadian Satellite Radio Holdings Inc.’s Post-Effective Amendment No.1 to the Registration Statement on Form F-4 dated July 14, 2006, Registration Statement No. 333-134004).

1.2

Articles of Incorporation of Canadian Satellite Radio Inc. (incorporated by reference to Exhibit 3.2 of Canadian Satellite Radio Holdings Inc.’s Post-Effective Amendment No.1 to the Registration Statement on Form F-4 dated July 14, 2006, Registration Statement No. 333-134004).

1.3

By-laws of Canadian Satellite Radio Holdings Inc. (incorporated by reference to Exhibit 3.3 of Canadian Satellite Radio Holdings Inc.’s Post-Effective Amendment No.1 to the Registration Statement on Form F-4 dated July 14, 2006, Registration Statement No. 333-134004).

1.4

By-laws of Canadian Satellite Radio Inc. (incorporated by reference to Exhibit 3.4 of Canadian Satellite Radio Holdings Inc.’s Post-Effective Amendment No.1 to the Registration Statement on Form F-4 dated July 14, 2006, Registration Statement No. 333-134004).

2.1

Indenture, dated February 10, 2006, among Canadian Satellite Radio Holdings Inc., Canadian Satellite Radio Inc. and The Bank of Nova Scotia Trust Company of New York, as Trustee, relating to the 12.75% Senior Notes due 2014 (incorporated by reference to Exhibit 4.1 of Canadian Satellite Radio Holdings Inc.’s Registration Statement on Form F-4 dated May 11, 2006, Registration Statement No. 333-134004).

2.2

Form of 12.75% Senior Notes due 2014 and Guarantee (incorporated by reference to Exhibit 4.2 of Canadian Satellite Radio Holdings Inc.’s Registration Statement on Form F-4 dated May 11, 2006, Registration Statement No. 333-134004).

2.3

Interest Reserve and Security Agreement, dated February 10, 2006 among Canadian Satellite Radio Holdings Inc., Canadian Satellite Radio Inc. and The Bank of Nova Scotia Trust Company of New York, as Interest Reserve Agent and Trustee (incorporated by reference to Exhibit 4.3 of Canadian Satellite Radio Holdings Inc.’s Registration Statement on Form F-4 dated May 11, 2006, Registration Statement No. 333-134004).

2.4

Trust Indenture, dated September 12, 2007, between Canadian Satellite Radio Holdings Inc. and CIBC Mellon Trust Company, as Debenture Trustee, providing for the issuance of Convertible Unsecured Subordinated Debentures.

4.1

Credit Agreement, dated November 17, 2005 among Canadian Satellite Radio Holdings Inc., Canadian Satellite Radio Inc. and XM Satellite Radio Holdings Inc. (incorporated by reference to Exhibit 10.1 of Canadian Satellite Radio Holdings Inc.’s Amendment No.1 to the Registration Statement on Form F-4 dated June 28, 2006, Registration Statement No. 333-134004).

4.2

XM System License Agreement, dated November 17, 2005 among Canadian Satellite Radio Holdings Inc., Canadian Satellite Radio Inc. and XM Satellite Radio Inc. (incorporated by reference to Exhibit 10.2 of Canadian Satellite Radio Holdings Inc.’s Amendment No.1 to the Registration Statement on Form F-4 dated June 28, 2006, Registration Statement No. 333-134004).

4.3

Programming Agreement, dated November 17, 2005 among Canadian Satellite Radio Holdings Inc., Canadian Satellite Radio Inc. and XM Satellite Radio Inc. (incorporated by reference to Exhibit 10.3 of Canadian Satellite Radio Holdings Inc.’s Amendment No.1 to the Registration Statement on Form F-4 dated June 28, 2006, Registration Statement No. 333-134004).

4.4

Distribution Agreement, dated November 10, 2005 among Canadian Satellite Radio Inc., General Motors Of Canada Limited and XM Satellite Radio Inc. (incorporated by reference to Exhibit 10.4 of Canadian Satellite Radio Holdings Inc.’s Amendment No.1 to the Registration Statement on Form F-4 dated June 28, 2006, Registration Statement No. 333-134004).

8.1

List of subsidiaries (incorporated by reference to Exhibit 21.1 of Canadian Satellite Radio Holdings Inc.’s Amendment No. 1 to the Registration Statement on Form F-4 dated June 28, 2006, Registration Statement No. 333-134004).

11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Canadian Satellite Radio Holdings Inc.’s Form 20-F for the fiscal year ended August 31, 2006, Registration Statement No. 333-134004).

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

Michael Washinushi
Chief Financial Officer, Treasurer and Secretary

Dated: November 26, 2007

Index to Consolidated Financial Statements

Canadian Satellite Radio Holdings Inc.

PricewaterhouseCoopers LLP

PO Box 82

Royal Trust Tower, Suite 3000

Toronto Dominion Centre

Toronto, Ontario

Canada M5K 1G8

Telephone +1 416 863 1133

Facsimile +1 416 365 8215

November 15, 2007

Auditors’ Report

To the Shareholders of

Canadian Satellite Radio Holdings Inc.

We have audited the consolidated balance sheets of Canadian Satellite Radio Holdings Inc. as at August 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2007 in accordance with Canadian generally accepted accounting principles.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Canadian Satellite Radio Holdings Inc.

Consolidated Balance Sheets
As at August 31, 2007 and 2006

	2007	2006
	$	$
Assets

Current assets
Cash	9,524,931	45,188,214
Short term investments	5,281,000	—
Accounts receivable	4,904,803	2,125,367
Inventory	2,462,975	600,124
Prepaid expenses and other assets	2,401,315	6,882,247
Restricted investments (note 3)	13,043,109	13,663,023

	37,618,133	68,458,975

Restricted investments (note 3)	6,301,677	19,370,939

Deferred financing costs (note 3)	4,456,280	5,146,280

Property and equipment (note 4)	20,878,489	23,221,760

Contract rights, distribution rights and computer software (note 5)	219,897,424	239,648,067

Total assets	289,152,003	355,846,021

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (notes 6 and 13)	20,412,856	13,516,770
Deferred revenue	10,445,788	2,969,366

	30,858,644	16,486,136

Long-term debt (note 3)	107,434,473	110,660,000

Deferred revenue	3,626,134	1,032,289

Other long-term liabilities	376,316	310,405

Total liabilities	142,295,567	128,488,830

Shareholders’ Equity
Share capital (note 7)	312,948,883	312,595,362
Contributed surplus (notes 6 and 7)	30,129,704	26,344,137
Deficit	(196,222,151)	(111,582,308)

Total shareholders’ equity	146,856,436	227,357,191

Total liabilities and shareholders’ equity	289,152,003	355,846,021

Contracts and commitments (note 15)

Approved by the Board of Directors

(signed) John I. Bitove	(signed) Pierre Boivin
John I. Bitove, Director	Pierre Boivin, Director

Canadian Satellite Radio Holdings Inc.

Consolidated Statements of Operations and Deficit
For the years ended August 31, 2007, 2006 and 2005

	2007	2006	2005
	$	$	$

Revenue	21,244,380	6,949,282	—

Operating expenses
Cost of revenue	25,313,304	19,050,684	—
Indirect costs (note 6)	—	827,125	3,528,914
General and administrative (note 6)	16,201,717	18,465,217	3,172,480
Special charges (note 9)	2,024,080	—	—
Stock-based compensation (notes 6 and 7)	3,143,643	23,694,846	—
Marketing	28,509,494	28,021,159	—
Amortization of intangible assets and property and equipment	22,409,443	15,914,239	3,865

	97,601,681	105,973,270	6,705,259

Loss before the undernoted	(76,357,301)	(99,023,988)	(6,705,259)

Interest revenue	2,491,256	2,619,481	—

Interest expenses	(15,287,703)	(8,279,303)	—

Foreign exchange gains	4,513,905	1,980,232	—

Net loss for the year	(84,639,843)	(102,703,578)	(6,705,259)

Deficit - Beginning of year	(111,582,308)	(8,878,730)	(2,173,471)

Deficit - End of year	(196,222,151)	(111,582,308)	(8,878,730)

Basic and fully diluted loss per share (note 8)	(1.78)	(2.99)	(17,833)

Canadian Satellite Radio Holdings Inc.

Consolidated Statements of Cash Flows
For the years ended August 31, 2007, 2006 and 2005

	2007	2006	2005
	$	$	$
Cash provided by (used in)

Operating activities
Net loss for the year	(84,639,843)	(102,703,578)	(6,705,259)
Add (deduct): Non-cash items
Costs paid by parent company	204,905	3,049,041	—
Stock-based compensation expense	3,143,643	23,694,846	—
Amortization of intangible assets	19,278,227	14,075,636	—
Amortization of property and equipment	3,131,216	1,838,603	3,865
Accrued interest - debt	71,154	519,161	—
Accrued interest receivable	(1,266,730)	(814,774)	—
Amortization of deferred financing costs	690,000	373,752	—
Interest accretion expense	35,079	25,299	—
Writeoff of prepaid advertising	2,000,000
Unrealized foreign exchange gains	(3,634,039)	(2,098,253)	—
Net change in non-cash working capital related to operations (note 10)	18,229,966	(206,745)	6,701,394

Net cash used in operating activities	(42,756,422)	(62,247,012)	—

Investing activities
Restricted investments	—	(41,015,595)	—
Payment of interest expense from restricted investments	14,270,438	7,396,855	—
Purchase of short-term investment	(5,850,000)
Purchase of property and equipment	(1,524,723)	(24,055,466)	—
Rebate received on prior year purchase of computer software	432,157
Purchase of computer software	(83,240)	(8,570,715)	—

Net cash used in investing activities	7,244,632	(66,244,921)	—

Financing activities
Initial public offering - net of issuance costs	—	50,042,354	—
Shares issued to CSR Investments	—	15,000,000	—
Deferred financing costs	—	(5,520,032)	—
Proceeds from long-term debt	—	115,420,000	—

Net cash provided by financing activities	—	174,942,322	—

Foreign exchange loss on cash held in foreign currency	(151,493)	(1,262,195)	—

Change in cash and cash equivalents during the year	(35,663,283)	45,188,194	—

Cash and cash equivalents - Beginning of year	45,188,214	20	20

Cash and cash equivalents - End of year	9,524,931	45,188,214	20

Supplemental cash flow disclosures
Rights acquired through issuance of shares		245,152,988	—
Property and equipment purchases in accounts payable		736,778	1,729,148
Computer software purchases in accounts payable		123,499	1,006,634
Prepaid advertising purchased through issuance of equity		2,000,000	—
Utilization of XM credit facility	2,136,400
Additions to property and equipment and long-term obligations for asset retirement obligations	30,832	268,119	16,987

Canadian Satellite Radio Holdings Inc.

Notes to Consolidated Financial Statements
August 31, 2007, 2006 and 2005

1       Organization and nature of business

Canadian Satellite Radio Holdings Inc. (the Company) was incorporated on July 31, 2002 for the purpose of establishing and operating a Canadian satellite radio service. On June 16, 2005, the Canadian Radio-television and Telecommunications Commission (CRTC) approved the application for a licence to the Company’s wholly owned subsidiary, Canadian Satellite Radio Inc. (CSR). The decision granted a broadcast licence to CSR to carry on a satellite subscription undertaking, subject to certain conditions. The initial form of the broadcasting licence will expire on August 31, 2011. The broadcast licence is described further in note 11.

The Company has certain exclusive arrangements with XM Satellite Radio Holdings Inc. (XM) to provide the Company’s services in Canada, as further explained in note 13. The Company’s operations depend on XM’s programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency.

The Company has a single operating segment and all of the Company’s property and equipment and intangible assets are located in Canada.

2       Summary of significant accounting policies

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

Short-term investments

Short-term investments consist of US dollar corporate bonds with an original maturity greater than three months, which are valued at cost.

Restricted investments

As at August 31, 2007, restricted investments represent securities held in trust as security against the next three interest payments with respect to the debt offering described in note 3. Restricted investments consist of US dollar denominated certificates of deposits totalling approximately US$18.3 million. These investments are recorded at amortized cost.

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

Asset retirement obligations

The Company has obligations with respect to the retirement of terrestrial repeater equipment and restoration of facilities back to their original state at the end of the lease term. Accruals are made based on management’s estimates of current market restoration costs, inflation rates and discount rates. At the inception of a lease, the present value of the expected cash payments is recognized as an asset retirement obligation with a corresponding amount recognized in property assets. The property asset amount is amortized and the liability is accreted over the period from the lease inception to the time the Company expects to remove the terrestrial repeater equipment and vacate the premises, resulting in both amortization and accretion charges in the consolidated statements of operations and deficit.

During the year ended August 31, 2007, the Company incurred an asset retirement obligation of $30,832 (2006 - $268,119), which is included in other long-term liabilities, and recorded accretion expense of $35,079 (2006 - $25,299).

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

Subscriber fees, which generally are billed in advance, are recognized as the service is provided. Activation fees, which are generally non-refundable after 30 days, are recognized over the estimated 40-month life of the customer relationship. Sales incentives consisting of rebates to customers are accounted for as reductions of revenue when the revenue is recognized or the incentive is offered.

The Company recognizes advertising revenue from sales of advertisements in the period in which the advertising is broadcast. Advertising revenues from barter transactions are recognized at fair value. Merchandise or services received in barter transactions are recorded as expenses when used or received.

During the year ended August 31, 2007, the Company entered into several non-monetary transactions. These transactions involve the exchange of advertising and satellite radio services from the Company, for advertising and other services. These transactions were measured at the fair value of the goods and services received or provided, whichever is more reliably determined. The total dollar amount of non-monetary transactions during the year was approximately $ 333,500.

Marketing

Advertising and marketing includes advertising and costs for media and events which are  expensed as incurred.

Marketing also includes incentives and subsidies to retailers and manufacturers to promote the distribution of radios with the capacity to receive XM satellite digital radio programming (XM Radios) are included in marketing. These costs are generally expensed upon sale or activation of the XM Radios.

Subscriber service costs

The activation fee paid to XM as part of the licence agreement (note 13) is deferred and amortized to cost of revenue over the estimated 40-month life of the customer relationship. The XM subscription fees are expensed as a cost of revenue as the related subscription revenue is recognized into income.

Broadcast licence acquisition costs

All costs related to obtaining and maintaining the broadcast licence are expensed as incurred.

Programming royalty arrangements

The Company negotiates music programming royalty arrangements with a number of Canadian copyright collectives. The cost of these royalty arrangements is expensed as a cost of revenue. Until these arrangements are finalized, the Company recognizes the cost based on management’s best estimate.

Loss per share

Loss per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is computed by dividing the net loss for the year by the weighted average number of common and dilutive equivalent shares outstanding during the year.

Financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of the near-term maturity of these instruments.

The Accounting Standards Board has issued CICA Handbook section 1530, Comprehensive Income, (“Section 1530”, Handbook Section 3855 Financial Instruments – Recognition and Measurement, (“Section 3855”) and Handbook Section 3865 Hedges, (“Section 3855”). Section 3855 expands on the CICA Handbook Section 3860 Financial Instruments – Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865 is optional. It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when applied. Section 1530 introduced a new requirement to present certain gains and losses outside net income in a new component of shareholders’equity entitled Comprehensive Income. These standards are effective for the Company and will be adopted beginning September 1, 2007.

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

Accounting Changes

The CICA has reissued Handbook Section 1506, “Accounting Changes” (“CICA 1506”). CICA 1506 requires that all companies comply with the revised Handbook Section for fiscal years beginning on or after January 1, 2007. CICA 1506 requires that voluntary changes in accounting policy are only made if they result in the financial statements providing reliable and more relevant information; changes in accounting policy are applied retrospectively unless it is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP; a change in accounting estimate is generally recognized prospectively; material prior period errors are corrected retrospectively; new disclosures required in respect of changes in accounting policies, changes in accounting estimates, and correction of errors.

Equity

The CICA replaced Section 3250, “Surplus”, with Section 3251, “Equity”, establishing standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company will adopt this standard beginning on September 1, 2007. The adoption of this new guidance is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Inventory

In March 2007, the CICA issued Section 3031, “Inventories”, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. The final standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008 and is applicable for the Company’s first quarter of fiscal 2009. The Company is currently evaluating the impact of this new standard.

3       Long term debt

	2007	2006

Senior notes	105,619,999	110,660,000
XM credit facility	1,814,474	—

	107,434,473	110,660,000

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

In July 2006, CSR completed an exchange of the notes issued in the private placement for notes registered under the Securities Act of the United States. The terms of the notes did not change under the exchange.

The indenture governing the notes required the Company to establish an interest reserve account to cover the first six interest payments due under the notes. The remaining balance of the interest reserve account is disclosed as restricted investments on the consolidated balance sheets. The indenture also contains certain provisions which restrict or limit the Company’s ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

The notes issued by the Company are guaranteed by its wholly owned subsidiary, CSR, the Company’s only subsidiary. The guarantee is full and unconditional. The Company has no independent assets or operations. As permitted by the regulations of the U.S. Securities Exchange Commission, the consolidating financial information has not been provided.

As part of the issuance of the above-mentioned notes, the Company incurred costs amounting to $5,520,032. These costs are amortized using the effective interest rate method over the term of the notes. During the year ended August 31, 2007, $690,000 (2006 - $373,752) of amortization was included in the consolidated statements of operations and deficit.

In fiscal 2006, XM provided to the Company a $45 million credit facility to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees. During the year ended August 31, 2007, the Company utilized $2,136,400 under the facility to pay fees due to XM of $2,071,903 and interest accrued thereon of $64,497. The facility matures on December 31, 2012 and bears an interest rate of 9% per year. The interest can be satisfied through additional borrowings under the facility. XM has the right to convert the unpaid principal amounts into Class A Subordinate Voting Shares of the Company at the Offering price of $ 16.00 per share at any time and any unpaid principal amounts are automatically converted upon the occurrence of certain conditions. The amount available under the credit agreement is permanently reduced by the aggregate principal borrowed under the facility prior to its maturity. Availability of remaining amounts of the credit facility is dependent on the Company meeting certain annual covenants.

This financial instrument contains both a liability and an equity element. The Company has determined the value of the liability, the most easily measureable component to be $1,807,391 and assigned the residual amount of $329,009 to the equity component as provided in the Canadian Institute of Chartered Accountants Handbook Section 3860, “Financial Instruments – Disclosure and Presentation”. Over the term of the facility, the liability value must be accreted to its maturity value of $2,136,400, with the increase in liability value recorded as interest expense over the period the liability is outstanding. During the year ended August 31, 2007, the Company recognized $71,579 of interest expense related to the credit facility at an effective interest rate of 12.75%.

4       Property and equipment

Property and equipment consist of the following:

	2007
	Cost	Accumulated amortization	Net
	$	$	$

Terrestrial repeater network	14,455,042	2,660,466	11,794,576
Leaseholds	7,494,877	1,161,223	6,333,654
Broadcast studio equipment	1,571,556	506,124	1,065,432
Computer hardware	850,582	283,144	567,438
Furnishings and equipment	1,475,684	358,295	1,117,389

	25,847,741	4,969,252	20,878,489

	2006
	Cost	Accumulated amortization	Net
	$	$	$

Terrestrial repeater network	14,224,908	982,774	13,242,134
Leaseholds	7,374,217	439,182	6,935,035
Broadcast studio equipment	1,437,812	197,987	1,239,825
Computer hardware	753,453	112,649	30,130
Furnishings and equipment	1,274,585	110,623	1,163,962

	25,064,975	1,843,215	23,221,760

5       Contract rights, distribution rights and computer software

Contract rights, distribution rights and computer software consist of the following:

	2007
	Cost	Accumulated amortization	Net
	$	$	$

XM rights (notes 7 and 13)	177,610,410	21,134,594	156,475,816
GMCL distribution rights (notes 7 and 14)	53,172,000	7,157,769	46,014,231
Honda distribution rights (notes 7 and 14)	9,827,325	1,740,256	8,087,069
Nissan distribution rights (notes 7 and 14)	4,913,663	696,099	4,217,564
Computer software	7,727,889	2,625,145	5,102,744

	253,251,287	33,353,863	219,897,424

	2006
	Cost	Accumulated amortization	Net
	$	$	$

XM rights (notes 7 and 13)	177,610,410	9,292,962	168,317,448
GMCL distribution rights (notes 7 and 14)	53,172,000	3,067,615	50,104,385
Honda distribution rights (notes 7 and 14)	9,827,325	511,840	9,315,485
Nissan distribution rights (notes 7 and 14)	4,913,663	204,735	4,708,928
Computer software	8,200,305	998,484	7,201,821

	253,723,703	14,075,636	239,648,067

During year ended August 31, 2007, $19,278,227 (2006 - $14,075,636) of amortization was recorded on these intangible assets.

6       Related party accounts and transactions

John I. Bitove is the Chairman and Chief Executive Officer of the Company and the controlling shareholder of CSRI Inc. (CSRI), the controlling shareholder of the Company. The Company was established for the purpose of making satellite radio service available to the Canadian public on a commercial basis. To achieve this purpose, John I. Bitove and the Company entered into a 2003 Memorandum of Agreement (MOA) with XM dated August 7, 2003. Prior to completing the MOA, the Company commenced some initial assessments and investigation of satellite radio for Canada. The MOA confirmed the binding arrangements for the parties to work together to obtain a Canadian broadcast licence to operate a subscription-based satellite radio service in Canada. In addition, the MOA also included the non-binding arrangements with respect to a future licence arrangement between the parties, the equity structure, corporate governance and other matters impacting the launch, marketing and operations of the satellite radio service in Canada.

In 2003, CSRI granted 34,918 options to acquire shares of CSRI at a nominal exercise price to a director of CSRI who, in fiscal 2005, became an officer of the Company. The grant included anti-dilution provisions which entitled the director to a 5% interest in CSRI. These options vested upon receiving the regulatory approval for the CRTC licence. The grant date fair value of each option was $15.75. The compensation cost related to these options has been included in indirect costs in fiscal 2005, 2004 and 2003. The estimated fair value of the options was based on the same value arising from the $15 million of equity contributed to the Company by CSRI.

In June 2005, CSRI granted 21,868 options to acquire shares of CSRI at $7.54 per share to certain consultants who provided services to the Company, employees of a company related to CSRI and an officer of the Company. These options had a grant date fair value of $152 per option and a total estimated fair value of $3.3 million. Approximately 75% of these options were vested and exercisable immediately and, accordingly, the compensation cost was included in indirect costs in fiscal 2005. These options expire in June 2008. The remaining options vest in June 2008, expire in December 2008 and compensation costs are being expensed as stock-based compensation, starting with fiscal 2005, over the three-year vesting period. The estimated fair market value of the options was determined using the Black-Scholes valuation model using the following assumptions: estimated fair value of CSRI of $152 per share; risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%. Stock-based compensation includes $180,000 (2006 - $90,000) related to these options.

In December 2005, through a series of steps, including the amalgamation of the Company with 2087609 Ontario Inc., the existing option holders exercised half of their options and received 1,007,289 Class A Subordinate Voting Shares. This series of steps represented a modification of the options and has resulted in an additional stock-based compensatory expense of approximately $3 million during fiscal 2006. The Company did not receive any consideration on the exercise of these options.

In December 2005, 2,403 options of CSRI were granted to an officer of the Company with a nominal exercise price. These options vest over three years but may be accelerated if the officer ceases to be employed by the Company. Accordingly, an additional stock-based compensatory expense of approximately $1 million was recorded in the year ended August 31, 2006. These options were valued using the Black-Scholes valuation model using the following assumptions: fair value of CSRI of $416 per share; risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%. The officer ceased his employment with the Company during fiscal 2007.

As described in note 7, XM has a 23.30% interest in the Company. See note 13 for transactions with and amounts owed to XM.

During the year ended August 31, 2006, CSRI advanced $300,000 to the Company. This loan is non-interest-bearing, has no fixed terms of repayment and is included in accounts payable. In addition, during the year ended August 31, 2007, CSRI incurred $204,905 (2006 - $3,049,041) of costs related to the Company’s licence application process. This amount has been included in contributed surplus.

During the year ended August 31, 2007, the Company incurred $536,427 (2006 - $599,969) of expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from a company controlled by John I. Bitove. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million.

During the year ended August 31, 2007, the Company received printing services from AMI Printing valued at approximately $671,046 (2006 - $1,776,926). An affiliate of CSR Investments holds an indirect minority interest in AMI Printing.

During the year ended August 31, 2007, the Company received payroll services from KIT LP for an amount of $27,723 (2006 - $20,000). In addition, the Company sold approximately $226,800 (2006 - $55,000) of advertising to KIT LP during the year. KIT LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by John I. Bitove.

During the year ended August 31, 2007, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $ 2,277,600 (2006 - $1,965,735). This amount consists of fees paid to Vision of $375,000 (2006 - $300,000) and amounts paid by Vision to vendors on the Company’s behalf of $1,902,600 (2006 - $1,665,735). The principal of Vision is related to John I. Bitove.

 During the year ended August 31, 2007, the Company incurred consulting services related to public relations from the Wilcox Group totalling $388,226 (2006 - $725,015). A director of the Company is the principal of the Wilcox Group

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

7       Share capital and other activity

The authorized share capital of the Company as at August 31, 2007 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

The Class B Voting Shares are convertible at any time at the holder’s option into fully paid and non-assessable Class A Subordinate Voting Shares upon the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. The Class A Subordinate Voting Shares and the Class C Non-Voting Shares participate in the equity of the Company on a per share rate equal to one third of the rate of participation of the Class A Subordinate Voting Shares and the Class C Non-Voting Shares.

Share capital and other activity are summarized as follows:

	Number of shares			Value of shares
	Common shares	Class A Subordinate Voting Shares	Class B Voting Shares	Common shares	Class A Subordinate Voting Shares	Class B Voting Shares	Contributed surplus	Equity portion of debt	Total
				$	$	$	$	$	$

Balance as at August 31, 2005	200			20					20

Costs incurred by CSR Investments (note 6)	—	—	—	—	—	—	3,049,041	—	3,049,041
Issuance of Common shares to CSRI Inc	15,000,000	—	—	15,000,000	—	—	—	—	15,000,000
Issuance of Class A Subordinate Voting Shares to XM	—	11,077,500	—	—	177,240,000	—	—	—	177,240.000
Issuance of Class A Subordinate Voting Shares to GMCL	—	3,323,250	—	—	53,172,000	—	—	—	53,172,000
Conversion of common shares to 81,615,633 Class B Voting Shares	(15,000,200)	—	81,615,633	(15,000,020)	—	15,000,020	—	—	—
Issuance of Class A Subordinate Voting Shares as part of the amalgamation with 2087609 Ontario Inc	—	1,007,289	—	—	—	—	—	—	—
Issuance of Class A Subordinate Voting Shares in exchange for the purchase of radio advertising services	—	125,000	—	—	2,000,000	—	—	—	2,000,000
Stock based compensation expense	—	—	—	—	—	—	23,694,846	—	23,694,846
Issuance of Class A Subordinate Voting Shares in an initial public offering (less issuance costs of $4,957,646)	—	3,437,500	—	—	50,042,354	—	—	—	50.042,354
Issuance of Class A Subordinate Voting Shares to Honda	—	949,500	—	—	9,827,325	—	—	—	9,827,325
Issuance of Class A Subordinate Voting Shares to Nissan	—	474,750	—	—	4,913,663	—	—	—	4,913,663
Exercise of stock options	—	25,000	—	—	400,000	—	—	—	400,000
Conversion of Class B Voting Shares to Class A Subordinate Voting Shares	—	62,500	(187,500)	—	34,460	(34,460)	—	—	—

Balance as at August 31, 2006		20,482,289	81,428,133		297,629,802	14,965,560	26,344,137	—	338,939,499

Costs incurred by CSR Investments (note 6)	—	—	—	—	—	—	204,904	—	204,904
Stock-based compensation expense	—	—	—	—	—	—	3,058,171	—	3,058,171
Issuance of Class A Subordinate Voting Shares to 2 employees and 2 contractors	—	12,500	—	—	85,500	—	—	—	85,500
Restricted Stock Units issued	—	—	—	—	—	—	412,059	—	412,059
Restricted Stock Units converted to shares	—	47,127	—	—	268,020	—	(218,575)	—	49,445
Equity portion of XM credit facility	—			—	—	—	—	329,009	329,009

Balance as at August 31, 2007	—	20,541,916	81,428,133	—	297,983,322	14,965,560	29,800,696	329,009	343,078,587

As a result of a reorganization of the Company on December 8, 2005, the Company’s existing 15,000,200 common shares were converted to 81,615,633 Class B Voting Shares and 1,007,289 Class A Subordinate Voting Shares were issued. As three Class B Voting Shares are economically equivalent to one Class A Subordinate Voting Share, the conversion resulted in the issuance of 28,212,500 common share equivalents. The conversion has been accounted for as a share split, resulting in 1.88 common share equivalents being issued for each pre-existing common share. The per share information in these consolidated financial statements has been restated to reflect the impact of the share split.

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

In December 2005, the Company issued 125,000 Class A Subordinate Voting Shares in exchange for the purchase of radio advertising services to be received by the Company in an aggregate amount of $2 million. A corresponding amount was recorded as prepaid expenses. This balance was written off during the year ended August 31, 2007 and the expense was included in marketing as the Company was unable to reach an agreement to appropriately utilize the balance to promote its satellite radio services.

As part of the distribution agreement with Honda (note 14), the Company provided 949,500 Class A Subordinate Voting Shares, which were determined to have a value of $9,827,325, based on the market price of the shares at the date the shares were provided of $10.35 per share. Distribution rights with a value of $9,827,325 have been recorded as an intangible asset to be amortized over the eight-year term of the Honda distribution agreement. As part of the distribution agreement with Nissan (note 14), the Company provided 474,750 Class A Subordinate Voting Shares, which were determined to have a value of $4,913,663, based on the market price of the shares at the date the shares were provided. Distribution rights with a value of $4,913,663 have been recorded as an intangible asset to be amortized over the ten-year term of the Nissan distribution agreement.

Stock options

In November 2005, the Board of Directors of the Company approved a stock option plan for the purpose of providing additional incentives to attract and retain employees, directors and senior officers of the Company and its affiliates.

Under this plan, the Company has granted options to certain of its employees and senior officers, for 1,100,000 Class A Subordinate Voting Shares with an exercise price of $0.01. The options were conditional on the closing of the initial public offering (the Offering). 1,075,000 options will vest in equal one-fourth annual amounts beginning on the date of the closing of the Offering and ending on the third anniversary thereof. Vesting may be accelerated if the employee ceases to be employed by the Company. The remaining 25,000 options were vested on the closing of the Offering. The options were valued at $16.00 each, based on Offering price of the shares. An expense of $17.6 million has been recorded during the year ended August 31, 2006. During fiscal 2006, 25,000 options were exercised and as at August 31, 2007. 735,938 of the options were exercisable.

During the year ended August 31, 2006, the Company granted options to certain of its directors, employees and senior officers for 1,225,000 Class A Subordinate Voting Shares with exercise prices of $8.74 and $16.00. The options vest over three to five years. The weighted average grant date fair value of these options was $10.67. The total fair value of these options was $13.1 million. During the year ended August 31, 2007, $2.5 million (2006 - $1.9 million) was recorded as an expense in the consolidated statements of operations and deficit related to these options.

The options will expire on the seventh anniversary of the grant date. Any option not exercised prior to the expiry date will become null and void.

In September 2006, the Company granted options to certain of its employees for 241,250 Class A Subordinate Voting Shares with an exercise price of $8.74. The options vest from immediately to four years. The weighted average grant date fair value of the options was $2.80. The total fair value of these options was $0.7 million and during the year ended August 31, 2007, $0.2 million was recorded as an expense in the consolidated statements of operations and deficit related to these options.

During April 2007, the Company granted stock options to all of its employees, excluding certain executives, for 73,000 Class A Subordinate Voting Shares with an exercise price of $6.53. The options vest equally over two years. The weighted average grant date fair value of these options was $2.09.

The fair value of the options was estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions were used for the options: risk-free interest rate of 5.00% (2006 – 4.00%); expected life of 1 to 4 years (2006 – 5 years); expected dividend yield of nil% (2006 – nil%); and expected volatility of 52.00% to 62.88% (2006 – 82.75%).

	Number of options	Weighted average exercise price
		$
Balance as at August 31, 2005	—	—
Granted	2,325,000	8.20
Exercised	(25,000)	0.01
Forfeited	(25,000)	16.00

Balance as at August 31, 2006	2,275,000	8.20
Granted	314,250	8.23
Forfeited	(59,750)	8.60

Balance as at August 31, 2007	2,529,500	8.19

Outstanding options as at August 31, 2007 are as follows:

Exercise price	Number outstanding	Remaining contractual life (years)	Number exercisable
$

16.00	1,150,000	5.3	567,500
8.74	235,000	2.8	30,554
6.53	69,500	1.5	––
0.01	1,075,000	5.3	735,938

	2,529,500

During the year ended August 31, 2007, 15,000 previously issued Restricted Share Units (Units) were exercised and 15,000 Class A Subordinate Voting Shares of the Company were issued. These Units had been issued in fiscal 2006 to an employee of the Company. The Units vested over a six month period and could be settled, at the option of the Company, in either Class A Subordinate Voting Shares of the Company or for a cash amount equal to the market value of the Class A Subordinate Voting Shares. An amount of $105,000 was transferred from contributed surplus to share capital.

During the year ended August 31, 2007, the Company’s Board of Directors approved the issuance of 46,091 Restricted Share Units (Units) to three senior executives and two members of the Board of Directors to satisfy approximately $315,000 related to 2006 bonus and directors fees. Each unit allows the participant to receive one Class A Subordinate Voting Share in January 2008. Class A Subordinate Voting Shares will be issued immediately if the participant ceases to be employed by the Company prior to January 2008. During the year ended August 31, 2007, 17,544 Units were released and 17,544 Class A Subordinate Voting Shares were issued upon the termination of a senior executive.

8       Loss per share

The weighted average number of shares outstanding used to compute basic loss per share was 47,645,534
(2006 – 34,315,416).

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

The stock options (note 7) and convertible debt were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the years presented.

9       Special charges

During the year ended August 31, 2007, management implemented actions designed to improve the Company’s efficiencies, improve the content on talk and music channels produced by the Company and allocate resources to high growth subscriber channels. The Company’s actions primarily included workforce reductions, with the majority resulting from the format change on talk and music channels produced by the Company. The total charges incurred in connection with these initiatives is approximately $2,024,080. Included in the balance are 49,583 Restricted Share Units (Units) granted to a former senior executive of the Company. Each of the Units allow the participant to receive one Class A Subordinate Voting Share. During the year ended August 31, 2007, 14,583 Units were exchanged for 14,583 Class A Subordinate Voting Shares. The remaining Units can be exchanged by the participant for 17,500 Class A Subordinate Voting Shares in June 2008 and 2009, respectively.

A balance of $ 1,043,357 related to the special charges remains in accounts payable and accrued liabilities as at August 31, 2007. No further charges are expected.

10     Supplemental cash flow disclosures

Changes in non-cash working capital related to operations for the years ended August 31 are as follows:

	2007	2006	2005
	$	$	$

Increase in current assets
Accounts receivable	(2,779,436)	(2,125,367)	—
Inventory	(1,862,851)	(600,124)	—
Prepaid expenses and other assets	4,480,932	(4,882,247)	—
Increase in current liabilities
Accounts payable and accrued liabilities	8,321,054	3,399,338	6,701,394
Deferred revenue	10,070,267	4,001,655	—

Net change in non-cash working capital related to operations	18,229,966	(206,745)	6,701,394

11     Broadcast licence

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

12     Income taxes

As at August 31, 2007, the Company has available income tax loss carry-forwards of approximately $171,926,778  (2006 - $72,615,000) that may be used to reduce taxable income in future years. These losses expire in 2017.

The Company has not recorded a provision for income taxes. The difference between the amount computed by multiplying the net loss by the combined statutory Canadian federal and provincial income tax rate and the $nil provision for income taxes is reconciled as follows:

	2007	2006	2005
	$	$	$

Net loss for the year	84,639,843	102,703,578	6,705,259
Combined federal and provincial income taxes at statutory rates - 2007 — 35.53%; 2006 — 35.22%; 2005 — 36.12%	(30,072,536)	(36,172,200)	(2,421,940)
Differences in income taxes resulting from
Losses not recognized	28,299,922	27,444,937	2,418.603
Permanent differences	1,772,614	8,727,263	3,337

Provision for income taxes	—	—	—

Future income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income tax assets and liabilities consist of the following temporary differences:

	2007	2006	2005
	$	$	$

Future income tax assets
Non-capital losses	61,085,584	25,573,254	3,050,633
Property and equipment	1,900,810	783,190	138,857
Intangible assets	(2,601,536)	4,960,499	-
Other	41,198	809,192	-
Valuation allowance	(60,426,056)	(32,126,135)	(3,189,490)

Net future income tax asset	—	—	—

A full valuation allowance has been provided to fully offset the future income tax assets, as the Company is not certain that such benefits can be utilized in the near future.

13     XM agreements

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

•      computer software and system support; and

•      sharing of technology licences.

The agreements have an initial term of ten years. The Company may, at its option, extend the term for an additional five years.

The Licence Agreement requires the payment of a fee of 15% on recognized subscriber revenues for the basic service, an activation charge for each subscriber and an additional fee for any premium services.

In addition, XM has agreed to provide certain technical and consulting services to the Company to assist with the installation and rollout of the terrestrial repeater equipment and other services, including technical assistance with equipment interfaces between the Company’s and XM’s systems and operational support. The Company paid XM US$28,000 per month from September 2006 to December 2006 and US$25,000 per month from January 2007 to August 2007 for these services.

The following amount, included as part of accounts payable and accrued liabilities, is due to XM in respect of fees under the Licence Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, reimbursement of call centre charges paid on CSR’s behalf and the purchase of terrestrial repeaters.

	2007	2006
	$	$

Accounts payable to XM	3,466,953	628,234

14     Agreements with original equipment manufacturers (OEM)

On November 30, 2005, the Company entered into a 13-year distribution agreement with GMCL to install satellite radio receivers in certain GMCL vehicles and to market the Company’s services. In exchange, the Company will pay consideration to GMCL that includes installation commissions, subscriber commissions, a share of subscription fees for GMCL subscribers and funds to be used on joint advertising opportunities.

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

In December 2006, the Company entered into a five year agreement with Hyundai Auto Canada (Hyundai) to factory-install satellite receivers in certain Hyundai models. This agreement includes installation commissions to be paid to Hyundai.

15     Contracts and commitments

Lease obligations

The Company has non-cancellable operating leases for office space and terrestrial repeater sites committed as at August 31, 2007. The annual minimum lease payments in the following table include rents payable to a related party of approximately $170,000 per year, as described in note 6, but do not include any common costs, such as income taxes and utilities, which cannot be determined in advance.

$

2008	1,263,572
2009	1,112,520
2010	1,111,823
2011	763,924
2012	224,981
Thereafter	1,504,342

5,981,162

National Hockey League

On September 9, 2005, XM and the National Hockey League signed a term sheet to secure satellite radio National Hockey League broadcast and marketing rights. The agreement between XM and the National Hockey League is a ten-year agreement, with satellite radio exclusivity over the last eight years, for which XM’s total cost is approximately US$100 million. The Company’s commitment to reimburse XM for a portion of its obligations under this term sheet totalled US$69.1 million. US$5.5 million was paid in fiscal 2007 and US$5.25 million in 2006 and the remainder is payable as follows:

$

2008	7,250,000
2009	7,100,000
2010	7,000,000
2011	7,250,000
2012	7,250,000
Thereafter	22,500,000

58,350,000

Service provider agreement

On February 28, 2006, the Company entered into a three-year agreement with Accenture Inc. (Accenture) for maintenance and development services for the Company’s customer care and billing system. Under the agreement, the Company committed to pay a minimum of $12.3 million over the three-year period. In December 2006, the Company signed an amendment to the Accenture agreement to extend the term of the agreement an additional three years to December 31, 2011. Under this amendment, the Company is now committed to pay $24 million over the six year term of the agreement.

$

2008	4,100,000
2009	4,400,000
2010	4,425,000
2011	4,425,000

17,350,000

Advertising and marketing commitments

The Company has committed to $25.6 million of expenditures related to advertising and marketing and joint advertising with commercial partners. These commitments include the purchase of $10 million of total advertising from an entity over the three-year period commencing in December 2005, with $3 million to be paid through the issuance of the Company’s Class A Subordinate Voting Shares at the Offering price of $16.00 per share. Total commitments under all arrangements are as follows:

$

2008	6,995,000
2009	1,580,000
2010	1,627,000
2011	1,676,000
2012	1,726,000
Thereafter	12,020,000

25,625,000

16     Canadian and United States accounting policy differences

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In certain aspects, GAAP, as applied in the United States (U.S.), differs from Canadian GAAP. The following tables and disclosures represent the principal reconciling items between US GAAP and Canadian GAAP affecting the consolidated statement of operations and deficit, the balance sheet, as well as additional disclosures required by US GAAP. A consolidated statement of cash flows prepared under US GAAP is not included because there is no difference from the statement of cash flows prepared under Canadian GAAP.

	2007	2006	2005
	$	$	$

Net loss for the year in accordance with Canadian GAAP	(84,639,843)	(102,703,578)	(6,705,259)
Convertible debt (a)	7,082	—	—
Net loss for the year in accordance with US GAAP	(84,632,761)	(102,703,578)	(6,705,259)

	2007	2006
	$	$

Long-term debt
Balance under Canadian GAAP	107,434,473	110,660,000
Convertible debt (a)	329,009	—
Balance under US GAAP	107,763,482	110,660,000

Share capital
Balance under Canadian GAAP	312,948,883	312,595,362
Convertible debt (a)	(336,091)	—
Balance under US GAAP	312,619,874	312,595,362

(a)       Convertible debt

Under Canadian GAAP, as described in Note 3, the XM credit facility contains both a liability and an equity element. As of August 31, 2007, the value ascribed to XM’s conversion option, which is presented in Share capital, was $329,009; the value ascribed to debt was $1,807,391. Under US GAAP, the total value of the proceeds received as of August 31, 2007 of $2,136,400 was treated as debt.

Other disclosures

The following amounts are included in accounts payable and accrued liabilities:

	2007	2006
	$	$

Trade creditors	15,526,830	10,123,578
Amounts due to related parties	3,477,888	2,003,528
Amounts related to employees	817,823	870,503
Interest accrual on long-term debt	590,315	519,161

	20,412,856	13,516,770

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

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 (Accounting for Derivative Instruments and Hedging Activities) and No. 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. In addition, SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation under the requirements of Statement No. 133. This Statement shall be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will adopt this Statement effective September 1, 2007. Based on the Company’s current evaluation of this Statement, the Company does not expect the adoption of SFAS No. 155 to have a significant impact on its consolidated results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2006. The Company will adopt this Interpretation effective September 1, 2007. Based on the Company’s current evaluation of this Interpretation, the Company does not expect the adoption of FIN No. 48 to have a significant impact on its consolidated results of operations or financial position.

In September 2006, the FASB Emerging Issues Task Force issued EITF No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider, which states how a service provider company that depends on specialized equipment should account for consideration paid to the manufacturers and resellers of such equipment. EITF No. 06-1 requires that the service provider recognize payments based on the form of benefit the end-customer receives from the manufacturer or reseller. If the form of benefit is “other than cash” or the service provider does not control the form of benefit provided to the customer, the consideration would be classified as an expense. If the form of benefit is cash, the consideration would be classified as an offset to revenue. The consensus would require retrospective application to all prior periods as of the beginning of the first annual reporting period beginning after June 15, 2007. The Company is currently evaluating the impact of the adoption of EITF No. 06-1 on its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company will adopt this Statement effective September 1, 2008. Based on the Company’s current evaluation of this Statement, the Company does not expect the adoption of SFAS No. 157 to have a significant impact on its consolidated results of operations or financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement misstatements under both the income statement (rollover) and balance sheet (iron curtain) methods. SAB No. 108 permits initial adoption of its provisions either by (i) restating prior financial statements; or (ii) recording the cumulative effect adjustment, with an offsetting adjustment recorded to the opening balance of retained earnings in the year of adoption. SAB No. 108 is effective for annual financial statements issued for fiscal years ending after November 15, 2006. The Company adopted the provisions of SAB No. 108 during the fourth quarter of 2006. The adoption had no significant impact on its consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SAFS 159”). SFAS 159 permits entities the option, at specified election dates, to measure eligible financial instruments at fair value (“fair value option”), thereby mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. The fair value option is irrevocable. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

17     Subsequent events

On September 12, 2007, the Company issued $20 million aggregate principal amount of 8.0% unsecured, subordinated convertible notes, due September 12, 2014 (the convertible notes) in a private placement. Interest payments on the convertible notes are due semi-annually, on June 30 and December 31, commencing on December 31, 2007. The debenture holders may elect to receive interest payments in the form of Class A Subordinate Voting Shares of the Company based on the market price of the Class A Subordinate Voting Shares at the time of payment.

The convertible notes are convertible at the option of the debenture holders at any time at a conversion price of $5.92 per share. The notes are redeemable at the option of the Company on or after September 12, 2010.

The Company may elect to pay the amount due on the maturity of the debentures in Class A Subordinate Voting Shares. The number of shares to be issued would be determined based on dividing the principal amounts of the debentures due by 95% of the market price of the Class A Subordinated Voting Shares on the maturity date.

The Company incurred costs amounting to $0.6 million related to the issuance of the convertible notes.

$4.0 million of the convertible notes were issued to XM and $6.0 million were issued to shareholders of CSRI, including John I. Bitove.