Form 20-F
period 2008-08-31
Canadian Satellite Radio Holdings Inc.
filed 2008-11-07
CIK 1354901

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934
OR
☒	Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 For the fiscal year ended August 31, 2008
OR
☐	Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
OR
☐	Shell Company Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

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

20,951,067 Class A Subordinate Voting Shares
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

•	our reliance on our exclusive relationship with XM for the provision of the satellite radio service;

•	our dependence upon third parties, including manufacturers of satellite radios, retailers, automakers and programming providers;

•	the potential need for additional financing;

•	our substantial indebtedness;

•	general economic conditions in Canada;

•	the impact of any changes in government regulation;

•	the impact of the merger between XM and SIRIUS Satellite Radio Inc. or (“Sirius”), now Sirius XM Radio Inc.; and

•	other factors as described in “Risk Factors.”

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

This annual report also includes information relating to the U.S. satellite radio market, which was obtained from publicly available sources, including the corporate filings of XM, and SIRIUS XM with the U.S. Securities and Exchange Commission, or SEC, as well as press releases and corporate websites. XM and SIRIUS XM do not take any responsibility for the completeness or accuracy of such information. In compiling information relating to XM and SIRIUS XM, we have relied upon the accuracy of the information publicly filed.

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

Exchange Rate Information

In this annual report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. For convenience, in certain places in this annual report, unless otherwise indicated, we have translated Canadian dollar values to U.S. dollars (or vice versa) using an assumed rate of US$1.00 = $1.062.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and, the average of such exchange rates on each business day during such period, based upon the inverse of the noon spot rate on each business day as reported by the Bank of Canada.

		12-month period ended August 31,
	2008	2007	2006	2005	2004	2003

Low	0.9365	0.8437	0.8361	0.7652	0.7159	0.6273
High	1.0905	0.9641	0.9099	0.8493	0.7879	0.7495
Period end	0.9411	0.9466	0.9037	0.8411	0.7595	0.7220
Average rate	0.9935	0.8924	0.8713	0.8113	0.7510	0.6748

Listed below, for each month during the previous six months, are the low and high exchange rates for Canadian dollars expressed in U.S. dollars, based upon the inverse of the noon spot rate on each business day as reported by the Bank of Canada. On November 6, 2008, the noon spot rate published by the Bank of Canada was $1.00 per U.S.$0.8462.

	One month period ended,
	May 31, 2008	June 30, 2008	July 31, 2008	August 31, 2008	September 30, 2008	October 31, 2008

High	1.0158	1.0058	0.9984	0.9753	0.9673	0.9426
Low	0.9815	0.9726	0.9746	0.9365	0.9263	0.7726

PART I

Item 1  - Identity Of Directors, Senior Management And Advisers

Not applicable.

Item 2  - Offer Statistics And Expected Timetable

Not applicable.

Item 3  - Key Information

A.           SELECTED FINANCIAL DATA

The following table presents selected historical financial information as at August 31, 2008 and 2007, and for the years ending August 31, 2008, 2007 and 2006 derived from our audited consolidated financial statements included in this annual report, which are comprised of consolidated balance sheets as at August 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2008.These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. PricewaterhouseCoopers LLP’s report on our consolidated financial statements is included in this annual report. Selected data presented below for the years ended August 31, 2004, 2005 and 2006 is derived from our consolidated financial statements not included in this annual report. All information contained in the following table should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5  - Operating and Financial Review and Prospects.”

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 15 to our audited consolidated financial statements for the years ended August 31, 2008 and 2007 included elsewhere in this annual report.

	Year Ended August 31, (in thousands, except per share amounts)
	2008	2007	2006	2005	2004
Canadian GAAP
Revenue	39,457	$21,244	$6,949	$0	$0
Loss before interest revenue, interest expense, revaluation of derivative and foreign exchange gains (losses)	(56,627)	(76,357)	(99,024)	(6,705)	(1,688)
Net Loss	(74,325)	(85,640)	(102,704)	(6,705)	(1,688)
Loss per Share	1.55	1.78	2.99	17,832	4,489
Total Assets	256,285	289,152	355,846	3,003	254
Net Assets	84,011	146,856	227,357	(8,879)	(2,174)
Capital Stock	314,835	312,949	312,595	20	20
Number of Shares(1)(2)	48,094	47,684	47,625	0	0
Dividends declared per share	0	0	0	0	0

U.S. GAAP
Net Loss	(72,720)	(84,633)	(102,704)	(6,705)	(1,688)
Loss per share	1.51	1.78	2.99	17,832	4,489
Net Assets	79,022	146,535	227,357	(8,879)	(2,174)

Notes

(1)           Class B Voting Shares adjusted to equivalent Class A Subordinate Voting Shares.
(2)           Prior to our initial public offering on December 12, 2005, there were 200 common shares issued and outstanding.

B.	CAPITALIZATION AND INDEBTEDNESS

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

Current economic conditions may adversely affect our financial results and financial position.

At this time, the Company is unable to predict how current financial market conditions may affect our financial results from operations. The prevailing financial market conditions may affect the company’s ability to continue to generate exceptional revenue growth in its OEM business should Canadian demand for automobiles equipped with the XM receiver decline in a significant manner.
While we believe that our current liquidity position is adequate to sustain us through the current economic climate, we are unable to predict the length and severity of the current economic downturn and how it may ultimately affect our ability to raise additional capital resources should the need arise.

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

We rely on XM’s satellite network for the delivery of our service. XM placed two new satellites into service during the second quarter of 2005 and fourth quarter of 2006, respectively. Its prior two satellites experienced progressive degradation problems and now serve as in-orbit spares. During 2007, XM entered into a sale leaseback transaction with respect to the transponders on its fourth satellite. If XM fails to make the required payments under this arrangement, it could lose the right to use its fourth satellite to broadcast its service. The terms of this arrangement also require that upon the occurrence of specified events, including an operational failure or loss of its fourth satellite, then XM will have to repurchase the satellite and it may not receive sufficient insurance proceeds to do so. An operational failure or loss of its two operational satellites would, at least temporarily, affect the quality of our service, and could interrupt the continuation of our service and harm our business. XM would likely not be able to complete and launch its fifth satellite before the first half of 2009. In the event of any satellite failure prior to that time, XM would need to rely on its back-up satellites. We cannot assure you that XM restoring service through either of its backup satellites would allow us to maintain adequate broadcast signal strength through the in-service date of XM’s fifth satellite, particularly if either of XM’s backup satellites were to suffer unanticipated additional performance degradation or experience an operational failure.

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

We require music programming royalty arrangements with the following Canadian copyright collectives in order to operate our service: the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique (SOCAN), The Neighbouring Rights Collective of Canada (NRCC), The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada (SODRAC) Inc. and The Canadian Musical Reproduction Rights Agency Ltd. (CMRRA). There are no pre-existing tariffs in Canada that govern our consumer subscription satellite radio services.  As we were not able to come to a negotiated arrangement with these Canadian collectives, the royalties payable for the public performance of music and transfer of music to digital form were adjudicated by the Copyright Board during a two week hearing which was completed on December 11, 2007. The Copyright Board generally adjudicates copyright royalties in arrears. This means that a decision will be issued by the Copyright Board, more than two years after we commenced broadcasting, and such fees will be retroactive to the commencement of the service in Canada. It is unknown when a written decision of the Copyright Board will be rendered. Copyright royalties in Canada are generally payable on the basis of a percentage of gross revenue of the broadcasting service, or might be negotiated as a “per subscriber” fee. Decisions of the Copyright Board are subject to appeal in the Federal Court of Canada, which could further delay finalization of copyright fees. In Canada, copyright tariffs are filed with the Copyright Board before March 31 of each year, and become effective the January of the following calendar year. Royalty fees payable under these tariffs may be more costly than anticipated and may be significant. As well, we will have to re-negotiate these arrangements once they come up for renewal. Re-negotiated fees may also be more expensive than current levels.

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

We are still spending substantial funds on advertising, marketing and subsidizing costs of radio devices in transactions with car and radio manufacturers, retailers and other parties to obtain or as part of the expense of attracting new subscribers. Our ability to achieve sustained positive free cash flow  and profitability within the expected timeframe or at all depends on our ability to continue to maintain or lower these acquisition costs. If the costs of attracting new subscribers and retaining subscribers are greater than expected, our financial performance and results of operations could be adversely affected.

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

In seeking market acceptance, we encounter competition for both listeners and advertising revenues from many sources, including SIRIUS Canada, other Canadian subscription radio services, including traditional and digital AM/FM radio, Internet based audio providers, direct broadcast satellite television audio service, MP3 players, digital cable systems that carry audio service and traditional AM/FM radio.

Our direct competitor in satellite radio service is SIRIUS Canada, the only other licensee for satellite radio service in Canada. SIRIUS Canada is a joint venture between CBC-Radio Canada, Standard Broadcasting and SIRIUS, now SIRIUS XM Radio Inc.

SIRIUS Canada’s application for a satellite radio service was approved at the same time as ours. SIRIUS Canada launched its satellite radio service on December 1, 2005. SIRIUS Canada broadcasts channels and offers programming that we do not offer, and SIRIUS Canada’s satellite radio service may be offered as an option on various Canadian car model brands, certain of which may not offer our service. SIRIUS Canada may offer a more attractive service or enhanced features, may have stronger marketing or distribution channels, and either or both may gain a competitive advantage over us.

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

Digital (or HD or high definition) radio broadcast services have been expanding, and as many as 1,500 radio stations in the United States have begun digital broadcasting and approximately 3,000 have committed to broadcasting in digital format. The technology permits broadcasters to transmit as many as five stations per frequency. To the extent that traditional AM/FM radio stations adopt digital transmission technology, any competitive advantage that we enjoy over traditional radio because of its digital signal would be lessened. A group of major broadcast radio networks created a coalition to jointly market digital radio services.

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

The Apple iPod® is a portable digital music player that allows users to download and purchase music through Apple’s iTunes® Music Store, as well as convert music on compact disc to digital files. Apple sold over 51 million iPods® during its fiscal 2007 year. The iPod® is also compatible with certain car stereos and various home speaker systems. Our portable digital audio players, including those with advanced recording functionality, compete with the iPod® and other downloading technology and devices; and some consumers may use their digital music players in their vehicles rather than subscribe to XM Radio.

 The audio entertainment marketplace continues to evolve rapidly, with a steady emergence of new media platforms and portable devices that compete with us now or that could compete with us in the future. For example, Slacker and other companies have begun to introduce portable music players offering customizable Internet-based channels. Ford and Microsoft recently debuted an in-car communications system called “Sync,” which allows drivers to use voice commands or steering wheel controls to play songs from their digital-music players. In addition, ICO Global Communications (Holdings) Limited recently demonstrated a satellite-based mobile entertainment platform to deliver live broadcast media nationwide through a hybrid satellite and terrestrial repeater network.

Our relationship with auto manufacturers for installing and distributing satellite radios to consumers may not result in as many subscribers as we are expecting.

We have entered into several exclusive factory installed arrangements with Canadian auto manufacturers, including, among others, General Motors of Canada Limited, or GMCL, Honda Canada, Nissan Canada, Hyundai Canada, and Porsche Cars Canada Ltd. for installation of XM radios in many of these auto manufacturers’ vehicles. We spend a significant amount of money on marketing expenditures towards auto manufacturers’ initiatives, and purchasers’ of these auto manufacturers’ vehicles represents a substantial proportion of our subscriber base. The customers of auto manufacturers with which we have reached agreements may not subscribe or be attracted by our service. If any of these auto manufacturers with which we have reached arrangements, lose market share to manufacturers with whom we do not have distribution arrangements or the market in general experiences a downturn, then our business may also be adversely affected.

We may be required to install more terrestrial repeaters than currently installed, which would impact our capital requirements.

We have built a terrestrial repeater network. As we continuously test reception and receive direct consumer feedback, we may find that we require more repeaters than originally planned in order to provide a level of signal availability that will be acceptable to our customers. To the extent we need a more robust repeater network than currently planned, our capital requirements may be higher than we anticipate and we may need to seek additional funding either through bank, equity or debt financing. Such financing may not be available and, if available, may not be available on commercially reasonable terms. Given our current limited cash flow, if we obtain additional financing we will be further leveraged and we may be less likely to generate sufficient revenue to repay our debts. As such, you could lose your investment.

We may need additional funding for our business plan and additional financing might not be available.

We may need additional financing due to future developments, changes in our business plan or failure of our business plan to succeed, including increasing marketing, distribution or programming costs. Our actual funding requirements could vary materially from our current estimates. If additional financing is needed, we may not be able to raise sufficient funds on favorable terms or at all. If we fail to obtain any necessary financing on a timely basis, our ability to execute our current business plan may be limited, and our business could be adversely affected. As a result, we could default on our commitments to creditors or others and may have to seek a purchaser for our business or assets. See “Risk Factors  - Risks Related to our Indebtedness.”

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

            On October 8, 2005, Delphi Corporation and 38 of its domestic U.S. subsidiaries, which we refer to collectively as “Delphi,” filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. Delphi manufactures, in factories outside the United States, XM radios for installation in various brands of GM vehicles. Delphi also distributes to consumer electronics retailers various models of XM radios manufactured abroad. On January 25, 2008, the Bankruptcy Court entered an order confirming Delphi’s First Amended Joint Plan of Reorganization, as Modified, which we refer to as the Delphi Plan, which provides for a reorganization of Delphi and the emergence of Delphi from bankruptcy as an ongoing entity. The Delphi Plan provides that Delphi shall assume all executory contracts including those with XM as of the effective date of the Delphi Plan. The Delphi Plan has not yet become effective, is subject to various conditions and may not become effective. Certain investors entered into commitments to provide financing to a reorganized Delphi, but (according to Delphi) terminated the investment agreement just prior to the closing of the financing. Delphi has commenced certain litigation alleging wrongful termination of the investment agreement, and asserting that the financing is necessary for the successful consummation of the Delphi Plan. Accordingly, it is unclear at this time whether the Delphi Plan will ever become effective. Further, even if the Delphi Plan becomes effective, Delphi has taken the position that any contracts that expire prior to the effective date of the Delphi Plan will not be assumed under the Delphi Plan and Delphi shall have no obligation to cure any pre-bankruptcy defaults there under. XM has reserved its rights to dispute that position.

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

If we fail to maintain effective internal controls meeting the requirements of Section 404 of the Sarbanes-Oxley Act, it could have a material adverse effect on our business in the future.

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at August 31, 2008, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Company has invested resources, including the retention of a third party to conduct testing of the company’s internal controls, to document and analyze its system of disclosure controls and its internal control over financial reporting in order to meet the management reporting requirements of Section 404 of the Sarbanes-Oxley Act. To continue to satisfy those requirements in the future, may entail making certain adjustments to our internal control procedures, including adjustments related to our computer and accounting systems. We cannot assure you that this process will not be time-consuming or costly. If we fail to maintain an effective internal control environment, there could be a material adverse effect on our business, results of operations or financial condition.

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

As of August 31, 2008 we had a total long-term indebtedness of US$100 million (approximately $106 million), under our senior notes, $20 million in respect of our convertible unsecured subordinated debentures and $7.6 million under our standby Credit Facility with XM. In addition, we have the ability to continue to borrow up to the $45 million limit under a standby Credit Facility with XM, or the XM Credit Facility.

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

On February 19, 2007, XM entered into a merger agreement with Sirius and Vernon Merger Corporation (“Merger Co.”). On July 28, 2008, subsequent to receiving all necessary regulatory approvals to complete the merger, XM merged with and into Merger Co., and is now being operated as a wholly-owned subsidiary of Sirius XM Radio Inc. ("Sirius XM"), formerly, Sirius Satellite Radio Inc. XM is now a wholly owned subsidiary of Sirius XM which owns an indirect 23.03% equity interest in the Company and a 49.9% equity interest in Sirius Canada our direct competitor in satellite radio service in Canada. Both the Company and Sirius Canada are operated separately under their own respective broadcasting licenses from the CRTC and are controlled by different people.

We have entered into an exclusive license arrangement with XM, pursuant to which it provides our service. We will therefore rely heavily on the services and relationships provided by XM. A breach of this agreement or a failure by us or XM to perform our respective parts of the agreement could have serious financial consequences to our business. Our agreement with XM, which became effective November 17, 2005, is for an initial term of ten years and we have a right to extend this exclusive agreement for an additional five years. We may, at our option to be exercised at least one year prior to the termination of the initial term, extend the License Agreement for a further five years, provided that: (i) CSR Inc.’s broadcasting license from the CRTC has been renewed at the end of the current CRTC license term without any adverse modification and (ii) we are not at such time in breach of any provision of the License Agreement and have not failed to cure any breach of a provision of the License Agreement in accordance with its term. If we are unable to renew or extend the agreement with XM at the conclusion of the ten-year term, it would be more difficult to operate our business.

As a result of this dependency, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, the Company’s business may suffer as well.

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

Risks related to Sirius XM

          Sirius XM has indicated that XM and its business will be operated as an unrestricted subsidiary under its existing indebtedness. In its previous financial and operational estimates and predictions set forth in its most recent reports filed with the Securities and Exchange Commission, XM indicated that, provided that it meets the revenue, expense and cash flow projections of its current business plan, XM expected to be fully funded and not need additional liquidity to continue operations beyond its existing assets, credit facilities and cash generated by operations; XM’s current business plan is based on estimates regarding expected future costs, expected future revenue and assumes the refinancing or renegotiating of certain of its obligations as they become due, including the maturity of its existing credit facilities and $400 million of 1.75% Notes and its escrow arrangement with Major League Baseball® (“MLB”). XM’s financial and operational estimates and predictions were made in the context of being a stand-alone enterprise, and may not be reflective of results that will be achieved.

         Sirius XM’s operations will also be affected by the FCC order approving the merger. In addition, Sirius XM’s future liquidity may be adversely affected by, among other things, changes in its operations or business plans following the merger, the termination of XM’s GM Facility in connection with the merger, or by the nature and extent of the benefits, if any, achieved by operating XM as a wholly-owned subsidiary. Sirius XM has indicated that it may be unwilling to contribute or loan XM capital to support its operations or unable to do so under the terms of XM’s existing or future debt obligations. It cannot be assumed that Sirius XM will contribute or loan XM additional capital to satisfy its liquidity.

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

Item 4  - Information on the Company

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

Our head office is located at 590 King Street West, 3rd Floor, Toronto, Ontario, Canada, M5V 1M3, and our telephone number is (416) 408-6000. Our corporate website can be accessed through www.xmradio.ca. The information found on our corporate website is, however, not part of this annual report. Our agent for service of process in the United States with respect to our senior notes is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

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

On February 19, 2007, XM entered into a merger agreement with Sirius and Vernon Merger Corporation (“Merger Co.”). On July 28, 2008, subsequent to receiving all necessary regulatory approvals to complete the merger, XM merged with and into Merger Co., and is now being operated as a wholly-owned subsidiary of Sirius XM Radio Inc. ("Sirius XM"), formerly, Sirius Satellite Radio Inc. XM is now a wholly owned subsidiary of Sirius XM which owns an indirect 23.03% equity interest in the Company and a 49.9% equity interest in Sirius Canada our direct competitor in satellite radio service in Canada. In light of the merger, the Company continues to provide XM SDARS in Canada to its customers while it diligently reviews all strategic options and opportunities.

For a description, including the amount invested, of our principal capital expenditures for fiscal year ended August 31, 2008, see the “Liquidity and Capital Resources” section in our “Management Discussion and Analysis of Financial Condition and Results of Operation” included in this annual report under “Item 5  - Operating and Financial Review and Prospects.”

B.           BUSINESS OVERVIEW

Our Business

We continue in our mission to become the market leader in providing subscription based satellite radio entertainment to the Canadian market, based on the number of satellite radio subscribers. During our third fiscal year, which ended August 31, 2008, we achieved 497,400 subscribers, a 58% increase over the 315,200 subscribers we had as of August 31, 2007. We are the exclusive Canadian licensee of XM, a pioneer in satellite radio and the leader, by total subscribers, in the U.S. satellite radio market. XM has publicly stated that it had over 9.7 million satellite radio subscribers as of June 30, 2008. As the exclusive licensed provider of XM SDARS, in Canada, our service leverages XM’s existing satellite network and technology, its brand and distribution relationships and significant operational know-how. Through XM, we currently offer up to 130 channels, which include commercial-free music, as well as news, talk, sports and children’s programming, including at least 13 Canadian channels designed and developed by us from our studios in Toronto, Montréal and Québec City. The subscription fee for our service is $14.99 per month. Subscribers are offered a discount on the monthly subscription rate by prepaying for a fixed term of one year or greater. Each subscriber also has the opportunity to purchase a limited number of additional subscriptions for $9.99 per month.

Distribution of our receivers is primarily through automobile OEMs and consumer electronic retailers.

We have multi-year distribution arrangements with several automobile OEMs, including, among others, GMCL, Honda Canada, Nissan Canada, Toyota Canada, Hyundai Auto Canada, Porsche Cars Canada, Subaru Canada and Suzuki Canada. As a result of these agreements, we have secured relationships to factory install XM satellite radios with automotive companies that represent approximately 58% of vehicles sold in Canada in 2008 and XM satellite radios are now available in more than 100 vehicle models for the 2009 model year. Similar to U.S. OEMs, most Canadian OEMs commence their model year during the summer, such that the 2009 model year started in the summer of 2008. Together with these automobile OEM partners, we generally offer a 3-month trial to all new purchasers of vehicles that are XM enabled.

Under our exclusive 13 year agreement with GMCL, which became effective November 10, 2005 at least 90% of GMCL’s vehicle lines for the 2007 model year and beyond must offer factory installed XM radios. GMCL is the single largest seller of automobiles in Canada A summary of the key terms of our distribution agreement with GMCL is contained below under the heading “Business - GMCL Distribution Arrangement”.

Our exclusive 8-year agreement with Honda Canada provides that Honda will factory install XM satellite radios in Honda and Acura models. Honda Canada began factory installations starting in the fall of 2007 with the Acura MDX and TL models and expanded to a wider range of products for the 2008 model year to include the Acura RDX, the Honda Accord and the Honda Odyssey. Model year 2009 brought the introduction of the Acura TSX, RL and CSX for select packages as well as the Honda Pilot and Ridgeline. Part of the agreement with Honda Canada includes an equity stake in our company. Honda Canada is the country’s fifth largest automobile manufacturer, with sales of almost than 170,000 vehicles in 2007.

Our exclusive 10-year agreement with Nissan Canada includes the factory installation of satellite radios in select 2009 model Nissan vehicles, including the top-selling Nissan Altima, and standard on all 2009 Infiniti vehicles. It is anticipated that XM satellite radios will eventually be factory installed in the majority of Nissan’s lineup. Nissan Canada also assumed an equity position in our Company as part of this agreement.

We have a 5 year distribution agreement with Toyota Canada. Toyota is the second largest auto retailer in Canada with sales of almost 200,000 vehicles in 2007. Toyota auto dealers have already begun factory installing XM satellite radio receivers in select Toyota/Lexus models.

We have an exclusive multi-year distribution agreement with Hyundai Auto Canada. Hyundai is among the best-selling foreign manufacturers in Canada, having sold almost 65,000 vehicles in 2007. XM is currently offered as standard equipment on the award winning Azera and Sonata sedans, as well as the VeraCruz cross-over, Santa Fe sport utility vehicles and the new 2009 Genesis sedan.
We have an exclusive multi-year distribution agreement with Porsche Cars Canada and Harley Davidson Motorcycles for the installation of XM satellite radios.

In addition to our distribution arrangements with automobile OEMs, we have multi-year distribution agreements with Rogers Communication to provide XM Canada content across the Rogers Wireless, Cable and Internet platforms, Telus Mobility to provide XM Canada content across the Telus wireless, Avis Rent A Car and Budget Rent A Car to provide the XM service in rental vehicles across Canada and Air Canada for exclusive programming of in-flight music channels. XM radios are also available in Canada at national and regional consumer electronics retailers, such as Best Buy, Canadian Tire, Future Shop, The Source, and other large national, regional and independent retailers that sell consumer electronics in Canada. These retailers represent over 4,700 stores.

On September 12, 2005, we and XM announced an approximately US$100 million ten-year contract to broadcast National Hockey League, or NHL, games as part of the XM service. This ten-year contract was non-exclusive to us for the first two years and we became the exclusive Canadian satellite radio provider of NHL games beginning July 1, 2007. We believe that this transaction has had a significant positive impact on attracting subscribers to the XM service in Canada. We are responsible for a substantial portion of the fees payable to the NHL under this agreement.

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

We are broadcasting our service using XM’s existing satellite network, which covers the continental U.S. and Canada. We are supplementing XM’s satellite coverage with a terrestrial repeater network of approximately 68 repeaters, owned and operated by us. Our repeater deployment is focused on the 16 largest Canadian cities to improve coverage and reduce interruptions by buildings or other obstacles.

Satellite radios designed to serve the car, home, portable and wearable stereo markets are available throughout Canada at national and regional consumer electronic retailers under the Audiovox, Delphi and Pioneer brand names. The XMp3 is the newest addition to our portable radio portfolio.  This wearable XM radio and MP3 player receives live satellite radio and lets consumers record up to 100 hours of XM programs, record multiple channels simultaneously, auto-record, pause and replay.  The XMp3 also features new XM2go Music Manager for organizing content and micro-SD card slot for additional MP3 storage. The XMp3 will be available to consumers Canada-wide as of November 2008. The initial cost of any of these radios to the consumer ranges from approximately $30 to $300, inclusive of rebates.

For the fiscal period ending August 31, 2008, we generated revenues of approximately $39,457,043. Nearly all of our revenue comes from subscriptions, activations and sales of radios from the direct fulfillment channel. Incremental revenue is generated from advertising spots on the non-music channels that we program in Canada and U.S. focused advertisements that we place on our National Hockey League Talk Channel. Our wireless partners (Rogers Communications and Telus Mobility) are also a source of incremental revenue. As we grow our subscriber base, we expect that our service will become an increasingly attractive medium for advertisers to target customers on a nationwide basis.

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

A summary of the key terms of the operational agreements between us and XM are contained below under the heading “Business  - Operational Agreements.”

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

•
XM continues to change programming in response to its listenership and offers a unique radio listening experience for Canadians. XM reports that it has a wider variety of programming than it did when it originally launched in the U.S. With the addition of a greater variety of sports channels, including exclusive coverage of the National Hockey League play-by-play, as well as well-known talk show personalities, such as Oprah Winfrey and Bob Edwards, XM continues to refine its programming lineup. We believe that Canadians have an appetite for specialized radio programming and are eager to have access to the depth and choice that the XM system provides. We have fully functional broadcast studios in Toronto, Montréal and Québec City. These studios are well equipped to program and broadcast music and talk channels in both French and English

•
Well-developed distribution channels. According to DesRosiers Automotive Consultants Inc., we have secured relationships to factory install receivers with automotive companies that represent approximately 58% of vehicles sold in Canada in 2008, including General Motors, Honda, Toyota, Hyundai and Nissan. As a result of our relationship with XM, we have been able to reach comparable distribution arrangements with most of the Canadian counterparts of these auto manufacturers. Also, given the increased market awareness of satellite radio in Canada, retailers in Canada have been willing to carry and display satellite radio devices on their shelves.

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

Our Product

We currently offer 130 channels including commercial-free music, as well as news, talk, sports and children’s programming, including at least 117 American channels and 13 Canadian channels.  All 130 channels are received for a base subscription fee of $14.99 per month, or $12.91 per month for subscribers who sign a 3 year subscription agreement.  Additional family subscriptions are $9.99 per subscription. Subscribers are offered a discount on the monthly subscription rate by prepaying for a fixed term of one year or greater.

Our service offers a broad range of music genres that are popular but currently unavailable in many Canadian markets. Hallmarks of our channel lineup in Canada include music from a variety of genres, including:

•	Decades - individual channels that broadcast music hits specific to each decade from the “40s through to the 90s”;

•	Rock - more than a dozen channels of different kinds of rock music, as well as exclusive artist interviews and live performances;

•	Country - old-time, classic, contemporary, bluegrass and alternative country;

•	Pop & Hits - dedicated channels for pop hits from around the world, love songs, movie soundtracks, show tunes and chart toppers;

•	Urban - rhythm & blues, rap and hip hop;

•	Jazz and Blues - classical jazz, as well as contemporary and future fusion hits;

•	Classical - complete coverage of the classical spectrum, from the renaissance to today;

•	Dance - dance music from around the world; and

•	Lifestyle - an eclectic mix of classical, jazz and rock.

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

In addition to at least 117 XM channels, we also offer at least 13 Canadian channels designed and developed by us. These 13 channels, of which 8 are English and 5 are French, are:

English Channels

•
Home Ice - an all-hockey talk channel. The channel provides Canadians with live, play-by-play coverage from more than 1,000 NHL games each season and features coverage from well-known commentators and former National Hockey League stars;

•	Home Ice Info - hockey scores, updates and play-by-play coverage of NHL games;

•	Home Plate Info - baseball scores, updates, interviews and player profiles available 24/7;

•	Scoreboard- a 24/7 sports score information channel covering all major league sports including tennis and auto racing.

•	The Verge - a 24/7 rock music channel featuring new, emerging and recently established Canadian rock artists;

•	Laugh Attack - a comedy channel spotlighting Canadian comedians.

•	Canada 360 - a 24/7 national news and information channel focused on the latest news, weather, sports, business and entertainment information and issues of importance to Canadians.

•
ATN - a 24/7 channel produced by the Asian Television Network for XM Canada, Canada’s pioneer South Asian Broadcaster,  serving the South Asian community across North America with the latest news, sports and entertainment.

French Channels

•	Radio Parallel- Featuring “Le Pirate” Jeff Filion, Radio Parallel focuses on controversial issues of importance to Quebecers.

•	Quoi de Neuf - a 24/7 national news and information channel focused on the latest news, weather, sports, business and entertainment information and issues of importance to Francophones.

•	Calendrier Sportif - a 24/7 sports channel featuring continuously updated schedules of sporting events taking place North America with a particular focus on Quebec.

•	Air Musique - a music station featuring selections chosen based on real time subscriber requests.

•	Sur La Route - a music station featuring a blend of modern and classic pop, folk, rock and roll, “chanson” and soul featuring yesterday’s, today’s and tomorrow’s stars.

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

XM creates most of its music channels at its studio facilities in Washington, District of Columbia; New York City, New York; and at the Country Music Hall of Fame and Museum in Nashville, Tennessee. We have broadcasting studios in Toronto, Montreal and Québec City that have technological facilities linked to XM’s studios in the U.S. We have created our own unique Canadian channels at these Canadian broadcasting facilities. To that end, we have hired key programming and production staff and on-air talent to prepare our content for broadcast on our Canadian channels. There is a large pool of Canadian talent, and we are very selective in order to ensure that our programming meets the high standards established by XM.

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

Other Offerings

           Our subscribers and Canadian non-subscribers can now listen to a live stream of selected XM Canada channels over the internet via our XM Radio Online Service, located at http://listen.xmradio.ca. XM Radio Online is available as part of the basic subscriber package for free, and as a seven-day complimentary trial available to non-subscribers.

           We continue our partnership with TELUS to deliver select XM Canada channels to TELUS mobile phone users. As at June 30, 2008, TELUS had approximately 5.8 million wireless subscribers. TELUS wireless subscribers can pick a stand alone package of 15 channels for a price of $8.00, a stand alone package of 50 channels for $15 per month or a day pass with 50 channels for $3 per day.
We also have a partnership with Rogers to deliver select XM Canada channels to Rogers mobile phone users. As at June 30, 2008, Rogers had 7.5 million wireless subscribers. Rogers wireless subscribers can pick a stand alone package of 50 channels for $15 per month or it is included in the ‘Vision’ Bundle for $25.00.

We also offer XM NavTraffic(r) the nation's first satellite-delivered traffic information service. It enables your vehicle's navigation system to display constantly refreshing and current traffic conditions for your desired route. XM NavTraffic makes it possible for drivers to easily access critical and customized info such as traffic congestion, accidents, incidents, road construction, average speed and estimated driving time.  NavTraffic is available in Toronto, Montreal, and Vancouver in addition to 79 metropolitan areas across the USA for a monthly fee. For aviation and marine, the XM WX Satellite Weather service provides real-time graphical weather data for advanced situational awareness in prevailing weather conditions.

Marketing

Our marketing strategy is aimed at educating and building awareness and demand among potential subscribers in Canada of XM’s SDARS as the leader in the new satellite radio category, with XM offering appealing features compared to traditional radio.

Our promotion of XM’s service in Canada has been and will continue to be supported by both traditional and non-traditional advertising programs including radio, print, outdoor, television and direct marketing, some of which may be co-branded (and potentially co-funded) with our distribution, programming, wireless and hardware manufacturer partners. We will focus on educating consumers about XM in particular and satellite radio in general through hands-on experiences at locations such as retail outlets, automotive dealerships, various sports and entertainment venues, as well as through real-time streaming via internet trial. We have and will continue to offer promotional programs geared to the consumer when the timing and opportunity is appropriate. These opportunities may include discounts on hardware pricing or multi-year subscription fees, or bundling XM with other related products and services. We also distribute sample programming and marketing materials at retail outlets, automotive dealerships, car rental outlets, commercial airlines, sports and entertainment venues and on the Internet to generate consumer interest.

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

We produce and supply on a monthly basis, custom audio content branded as XM enRoute for Air Canada’s audio/video entertainment systems in both English and French, which is accessible to the 31 million passengers Air Canada carries each year. Additionally, we engage in various marketing activities both on-board Air Canada’s aircraft in its Maple Leaf lounges across the country.

Our wireless distribution partners, Rogers Wireless and Telus Mobility, offer subscription packages for real-time streaming of XM satellite radio programming to customers through their mobile phones.  XM satellite radio programming is also available free of charge to customers of Avis Rent A Car and Budget Rent a Car, with rentals of higher General Motors vehicles, subject to availability.

Distribution

We market our satellite radio service through several distribution channels including automotive manufacturers, national and regional electronics retailers, car audio dealers and mass retailers. We continue to focus on distribution of radios through retail distributors and automotive manufacturers to promote rapid market penetration.

Automobile OEMs

We have multi-year distribution arrangements with several automobile OEMs, including, among others, GMCL, Honda Canada, Nissan Canada, Toyota Canada, Hyundai Auto Canada, Porsche Cars Canada, Subaru Canada and Suzuki Canada. As a result of these agreements, XM satellite radios represented more than 58 percent of all factory-installed satellite radios in 2009 vehicle models and are now available in more than 120 vehicle models for the 2009 model year. Similar to U.S. OEMs, most Canadian OEMs commence their model year during the summer, such that the 2008 model year started in the summer of 2007. Together with these automobile OEM partners, we generally offer a 3-month trial to all new purchasers of vehicles that are XM enabled.

Under our exclusive 13 year agreement with GMCL, which became effective November 10, 2005 at least 90% of GMCL’s vehicle lines for the 2007 model year and beyond must offer factory installed XM radios. GMCL is the single largest seller of automobiles in Canada. A summary of the key terms of our distribution agreement with GMCL is contained below under the heading “Business - GMCL Distribution Arrangement”.

Our exclusive multi-year agreement with Honda Canada provides that Honda will factory install XM satellite radios in Honda and Acura models. Honda Canada began factory installations starting in the fall of 2007 with the Acura MDX and TL models and is expanding to a wider range of products for the 2008 model year to include the Acura RDX, the Honda Accord and the Honda Odyssey. Part of the agreement with Honda Canada includes an equity stake in our company. Honda Canada is the country’s fifth largest automobile manufacturer, with sales of more than 158,000 vehicles in 2007.

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

We have a 5 year distribution agreement with Toyota Canada. Toyota is the second largest auto retailer in Canada with sales of almost 160,000 vehicles. Toyota auto dealers have already begun installing XM satellite radio receivers in select Toyota/Lexus models.

We have an exclusive multi-year distribution agreement with Hyundai Auto Canada. Hyundai is among the best-selling foreign manufacturers in Canada, having sold almost 65,000 vehicles in 2007. XM is currently offered as standard equipment on the award winning Azera and Sonata sedans, as well as the Vera Cruz cross-over and Sante Fe sport utility vehicles.

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

National and Regional Consumer Electronics Retailers

XM radios are available at national and regional consumer electronics retailers, such as Best Buy, Future Shop, The Source and other large national, regional and independent retailers that sell consumer electronics in Canada. These retailers represent over 4,700 stores in Canada. We develop in-store merchandising materials, including fully functional displays for several retailers, and train the sales forces of all major retailers

The XM Radio System

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

Consumer Hardware

Subscribers access our service through specialized satellite radios that may also receive traditional AM/FM channels. We launched our service with a focus on three XM radio categories. The XM2go radios were the first portable units available that receive the live satellite feeder that can be used in the home, in the car or on the go, and are currently available under the Delphi MyFi and Pioneer inno™ brand names. The Pioneer inno™ also includes MP3 functionality. Second, Plug-n-Play radios allow subscribers to listen to XM radio in the car, or at home through their home stereo system or portable boom box. We currently market a broad selection of radios and accessories, across different price points, by Delphi and Audiovox, including the Xpress family and RoadyXT’s. Finally, permanent in-car and home radios allow subscribers to upgrade their existing radios to include XM’s service, and are supported by a variety of radio manufacturers including Alpine, Audiovox, Pioneer, Polk Audio, Sony, Yamaha and others. The initial cost of these radios to the consumer ranges from approximately $30 to $300, inclusive of rebates. XM radios are available in Canada at national consumer electronics retailers such as Best Buy, Future Shop,  The Source, Canadian Tire and other large national, regional and independent retailers.

Advanced Satellite Radio Technology

Since the introduction of the first XM radio in 2001, XM reports that there has been significant advancement in the selection and features of XM hardware. On August 9, 2005, XM unveiled the Delphi RoadyXT and Audiovox Xpress, the smallest satellite radios ever. In 2006, the Pioneer inno™ with MP3 capabilities, the next generation of XM2go portable satellite radio receivers, became available in many stores across Canada. A particularly innovative feature of the inno allows the user to “bookmark” songs heard on XM, connect the inno to a personal computer, and instantly purchase the songs from the XM + Napster online service. The XMp3 is the newest addition to our portable radio portfolio.  This wearable XM radio and MP3 player receives live satellite radio and lets consumers record up to 100 hours of XM programs, record multiple channels simultaneously, auto-record, pause and replay.  The XMp3 also features new XM2go Music Manager for organizing content and micro-SD card slot for additional MP3 storage. The XMp3 will be available to consumers Canada-wide as of November 2008. The initial cost of any of these radios to the consumer ranges from approximately $30 to $300, inclusive of rebates.

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

Satellite Network

XM currently transmits its signal throughout the US and Canada from its two satellites XM-3 and XM-4. Satellites XM-1 and XM-2 are currently inactive, in-orbit spares, available for use in the event either XM-3 or XM-4 fail unexpectedly. XM expects to complete construction of another satellite, XM-5, in 2009 for use as a ground spare or to be available for launch in the event there is an early operations failure with XM-4.

Competition

We face competition for both listeners and advertising dollars. In addition to pre-recorded music purchased for playing in cars, homes and using portable players, we compete most directly with the following providers of radio or other audio services:

SIRIUS Canada. Our direct competitor in satellite radio service is SIRIUS Canada, the only other CRTC licensee for satellite radio service in Canada. SIRIUS Canada is a joint venture between CBC-Radio Canada, Standard Broadcasting and SIRIUS.. SIRIUS Canada launched its satellite radio service on December 1, 2005. SIRIUS Canada broadcasts channels and offers programming that we do not offer, and SIRIUS Canada’s satellite radio service may be offered as an option on various Canadian car model brands, certain of which may not offer our service.

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

Although presently available formats have drawbacks such as hardware requirements and download bandwidth constraints, which we believe make XM radio a more attractive option to consumers, Internet-based audio formats may become increasingly competitive as quality improves and costs are reduced. In light of the increasing popularity of Internet radio, we have added XM Radio Online. Our subscribers and Canadian non-subscribers can now listen to a live stream of selected XM Canada channels over the internet via our XM Radio Online Service, located at http://listen.xmradio.ca. XM Radio Online is available as part of the basic subscriber package for free, and as a seven-day complimentary trial available to non-subscribers.

Downloading MP3 Devices. The Apple iPod® is a portable digital music player that sells for approximately $80-$350 and allows users to download and purchase music through Apple’s iTunes® Music Store, as well as convert music on compact disc to digital files. The iPod® enables consumers to buy and store up to 20,000 songs. In addition, iPods® are compatible with certain car stereos and various home speaker systems, and certain automobile manufacturers have entered into arrangements with manufacturers of portable media players that are expected to enhance this compatibility. Availability of music in the public MP3 audio standard has been growing in recent years with sound files available on the websites of online music retailers, artists and record labels and through numerous file sharing software programs. These MP3 files can be played instantly, burned to a compact disc or stored in various portable players available to consumers. Although presently available formats have drawbacks such as hardware requirements and download bandwidth constraints, which we believe could make XM Radio a more attractive option to consumers, Internet-based audio formats are becoming increasingly competitive as quality improves and costs are reduced. Also, some recently introduced XM radio devices have the ability to store and play MP3 files.

Cellphones. Cellular telephones have increased in functionality over the past few years. Many cell phone providers offer personalized musical ring tones. Some providers also offer streaming music and video services. These streaming services are relatively new to Canadian consumers. We continue our partnerships with TELUS and Rogers to deliver select XM Canada channels to mobile phone users. TELUS wireless subscribers can pick a standalone package of 15 channels for a price of $8.00, a stand alone package of 50 channels for $15 per month, or a day pass with 50 channels for $3 per day. Rogers wireless subscribers can pick a standalone package of 50 channels for a price of $15.00 or it is included in the ‘Vision’ Bundle for $25.00.

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

Recent Developments

We launched our service on November 22, 2005. As of the completion of our third fiscal year since launch, we achieved 497,400 subscribers. XM has publicly stated that it had over 9.7 million satellite radio subscribers as of June 30, 2008.

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

Technical Services Agreement

Under the Technical Services Agreement, XM has agreed that it will from time to time provide design, engineering, support and technical services for our terrestrial repeater system, as well as information technology and broadcast operations. In consideration for these services, we have agreed to pay a monthly fee, initially set at US$100,000 from September 2005 to December 2005. The rate decreased to US$50,000 in January 2006 and to US$28,000 in April 2006 and to $25,000 in January 2007. The current rate is US$26,600.

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

Legal Matters

Except as disclosed above, under the heading “Risk factors - We will be required to pay royalty fees, which may be more costly than expected”, we are not aware of any legal proceedings or litigation outstanding, threatened or pending as of the date hereof by or against us or relating to our business, which would be material to our financial condition or results of operations.

C.           ORGANIZATIONAL STRUCTURE

We operate our business through our wholly-owned subsidiary, Canadian Satellite Radio Inc., a corporation incorporated under the Canada Business Corporations Act on July 6, 2002 as 600455 Canada Inc. It changed its name to “Canadian Satellite Radio Inc.” by articles of amendment filed on July 7, 2003.

A.	PROPERTY, PLANTS AND EQUIPMENT

Our corporate office is located in leased space at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

We also lease a broadcast studio at 175 Avenue Road, Toronto, Ontario, M5R 2J2.

We have 68 terrestrial repeaters located across Canada on properties we lease from various parties.

Item 4A.  - Unresolved Staff Comments

None.

Item 5.  - Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of the financial condition and results of operations of Canadian Satellite Radio Holdings Inc. (the “Company”) has been prepared as of November 6, 2008 at which time 20,951,067 Class A Subordinate Voting shares are outstanding and 81,428,133 Class B Voting shares are outstanding.  The discussion and analysis should be read in conjunction with our audited Consolidated Financial Statements and Notes included herewith, and with our Management’s Discussion and Analysis of Financial Condition and Results of Operations and audited consolidated financial statements and related notes thereto, included in the Company’s Annual Report for 2008.  The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and expressed in Canadian dollars.

This discussion contains certain information that may constitute forward-looking statements within the meaning of securities laws.  These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company on a consolidated basis.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and subscriber recruitment efforts involve forward-looking statements.  A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements.  Although the forward-looking statements contained in this discussion are based on what management of the Company considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.   Our financial projections are based on estimates regarding expected future costs and expected revenue, which are fully described in this MD&A. Other than as required by applicable Canadian Securities Law the Company does not update or revise any forward-looking statements to reflect new information, future events or otherwise.  These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations.  These include but are not limited to the risk factors included in this MD&A (including those listed under the heading “Certain Risk Factors”) in addition to the risks itemized in our Annual Report in Form 20-F (“Form 20-F”) for the fiscal year ended August 31, 2008.  Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.  Readers should not place undue reliance on forward-looking statements.

1.0	Overview

1.1 Our Business

Our vision is to be the leading premium digital audio entertainment and information service provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long term in the most cost effective manner.

We offer 130 channels, which include commercial-free music as well as news, talk, sports and children’s programming, and thirteen Canadian channels designed and developed from studios in Toronto, Montréal and Québec City. We will leverage our unique programming assets, such as our exclusive broadcasting agreement with the National Hockey League® (“NHL”) and our NHL Home Ice channel.

Our target market includes more than 25 million registered vehicles on the road, 1.5 million new vehicles sold annually and more than 12 million households in Canada. We are the leader in distributing digital audio entertainment and information delivered via satellite to new vehicles sold in Canada. XM service is available as standard equipment or as a factory-installed option in more than 150 different vehicles for model year 2008, including: General Motors, Honda/Acura, Toyota/Lexus, Nissan/Infiniti, Hyundai and Porsche. XM radios are available under Delphi, Pioneer and Audiovox and other brand names at national consumer electronics retailers such as Best Buy, Future Shop, The Source, Canadian Tire and other national and regional retailers.

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

1.2 Highlights for the Year and the Fourth Quarter of 2008

The following are the highlights from the three months ended August 31, 2008:

•
For the second consecutive quarter, the Company generated positive cash of $0.5 million in the fourth quarter of 2008. Our definition of positive cash is a non-GAAP measure and is calculated from the Consolidated Statement of Cash Flows as: change in cash during the period minus sale (purchase) of short-term investments and restricted investments, net;

•
Ending Total Subscribers of almost 500,000, an increase from 315,200 at the end of the fourth quarter of fiscal 2007 to 497,400 at the end of the fourth quarter of fiscal 2008, representing a 58% year-over-year increase;

•
Revenue increased 72% year over year for the quarter as total revenue increased from $6.8 million during the three months ended August 31, 2007 to $11.8 million during the three months ended August 31, 2008;

•	A 41% increase in automobile (“OEM”) gross additions versus the same period in the prior year;

•	Self-Paying Subscribers increased 29,700 during the quarter;

•	Average monthly subscription revenue per subscriber (“ARPU”) increased from $11.33 in the fourth quarter of 2007 to $12.06 in the fourth quarter of 2008;

•	Cost Per Gross Addition (“CPGA”) decreased from $183 in the fourth quarter of 2007 to $125 in the fourth quarter of 2008;

•
This has been our first quarter of achieving Pre-Marketing Adjusted Operating Profit since launch.  A 147% improvement in Pre-Marketing Adjusted Operating Profit (Loss). For the quarter we achieved a Pre-Marketing Adjusted Operating Profit (Loss) of $2.0 million in the fourth quarter of 2008 compared to a Pre-Marketing Adjusted Operating Profit (Loss) of ($4.3 million) in the fourth quarter of 2007. This represents an improvement of $6.3 million versus the same period last year;

•	Adjusted Operating Profit (Loss) improved by 67% from ($12.2 million) during the three months ended August 31, 2007 to ($4.1 million) during the three months ended August 31, 2008;

•	Deferred Revenue increased by $3 million for the quarter.

The following are the highlights from the year ended August 31, 2008:

•	Ending Total Subscribers increased 58% year-over-year, from 315,200 at the end of fiscal 2007 to 497,400 at the end of fiscal 2008;

•	Automobile net additions (“OEM”) increased by 80% versus the prior year;

•	Total revenue increased 86% from $21.2 million during the year ended August 31, 2007 to $39.5 million during the year ended August 31, 2008;

•	Self-Paying Subscribers increased 124,700 during the year, a 67% increase;

•	ARPU increased from $11.32 in 2007 to $11.85 in the of 2008, a 5% increase;

•	CPGA decreased from $208 in 2007 to $144 in 2008, a 31% decrease;

•
An 80% improvement in Pre-Marketing Adjusted Operating Profit (Loss) of ($4.3 million) in 2008 compared to Pre-Marketing Adjusted Operating Profit (Loss) of ($22.1 million) in 2007. This represents an improvement of $17.8 million versus last year;

•	Adjusted Operating Profit (Loss) improved from ($50.6 million) in 2007 to ($30.7) million in 2008. This represents an improvement of $19.9 million;

•	Deferred Revenue increased by $9.4 million for the year.

1.3 U.S. Satellite Radio

As XM Satellite Radio Holdings Inc. (“XM”) and Sirius Satellite Radio Inc have now completed their business combination in the United States, we will diligently review the possible alternatives available to the Company to benefit our shareholders and customers. At this point in time it is premature to comment on how this merger will impact our business.

We rely on XM for the provision of our satellite radio service.  Our success will depend on XM’s co-operation in provided programming content, satellite network and underlying technology. Our business is unique from the operations in the U.S: 1) Our debt, significantly smaller in amount,  spans over a longer period of time which gives us ample time to build the foundation of the business. Specifically, $133.8 million matures between December 31st, 2012 and September 14th, 2014, 2) we have had two consecutive quarters of positive cash and 3) as discussed in the Liquidity and Capital resource section, we believe that our current liquidity and cash resources will be sufficient to cover our funding needs until we reach positive free cash flow to service our debt.

2.0 Operating Definitions

2.1 Self-Paying Subscribers - Self-Paying Subscribers are those who are receiving and have agreed to pay for our satellite radio service through a credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.

2.2 Other Paying Subscribers - Other Paying Subscribers include: subscribers currently in an OEM trial period and vehicles factory-activated with the XM service, whereby automakers have agreed to pay for a portion or all of the trial period service; and Partnership Subscribers, which include those who are accessing a portion of our programming through other subscription services that we are partnered with. With respect to Partnership Subscribers, in exchange for providing the programming, we receive a portion of the monthly revenue collected by our partners, on a per subscriber basis. Revenue generated from Other Paying Subscribers contributes to other revenue in our Results from Operations.

2.3 OEM Promotional Subscribers - OEM Promotional Subscribers include subscribers in the OEM trial period (generally a three-month period) where none of the trial is paid for by automakers, and all subscribers in the OEM post-trial period. The OEM post-trial period is the three-month period following the OEM trial period where we continue to attempt to convert subscribers into Self-Paying Subscribers.

2.4 Rental Car Subscribers - Rental Car Subscribers include rental cars installed with XM Canada’s service for which the Company receives compensation.

In Q1, 2008, as part of the Company’s continuing efforts to align its definitions more closely with industry norms, we started to include Rental Car Subscribers in our calculation of total subscribers. Rental Car Subscribers, which are now disclosed as an additional category and were not included in calculations of total subscribers prior to the first quarter of 2008.

Other Paying Subscribers, OEM Promotional Subscribers and Rental Car Subscribers are not included in our reporting of Subscription Revenue, ARPU, Cost per Gross Addition and Subscriber Acquisition Costs.

2.5 Subscription Revenue - Our revenue consists primarily of monthly subscription fees for our satellite audio service charged to consumers, commercial establishments and fleets, which are recognized as the service is provided.  Promotions and discounts are treated as a reduction to revenue over the term of the plan purchased by the subscriber.  Subscription revenue growth is predominantly driven by the growth in our subscriber base but is affected by fluctuations in the percentage of subscribers in our various discount plans and rate changes.

2.6 Subscriber Acquisition Costs and SAC - Subscriber acquisition costs include subsidies and distribution costs and net costs related to equipment sold direct to the consumer. Subscriber acquisition costs are divided by Self-Paying gross additions for the period to calculate what we refer to as “SAC”. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. Management believes SAC is a useful measure of the operating performance of the business. This non-GAAP measure, which uses certain expense line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. In our financial statements, most of our SAC costs are captured in marketing.

2.7 Cost Per Gross Addition - CPGA includes the amounts in SAC, as well as Advertising and marketing, which includes advertising, media and other discretionary marketing expenses.  CPGA costs do not include the costs of marketing staff.  CPGA is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. We believe CPGA is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. This non-GAAP measure, which uses certain expense line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in statement of operations. CPGA is primarily captured by the combination of subsidies & distribution, advertising & marketing, plus the negative margins from equipment sales.  These costs are divided by the number of Self-Paying Subscriber gross additions for the period to calculate Average CPGA.

2.8 Average Monthly Subscription Revenue Per Subscriber - ARPU is derived from the total of earned subscription revenue (net of promotions and rebates) divided by the monthly weighted average number of Self-Paying Subscribers for the period reported.  ARPU is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles.  We believe ARPU is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. This non-GAAP measure, which uses certain revenue line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. Average monthly subscription revenue per subscriber will fluctuate based on promotions, changes in our rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

2.9 Adjusted Operating Profit (Loss) - Adjusted Operating Profit (Loss) is defined as Operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to Operating profit (loss) or Net profit (loss), provides a better measure of our core business operating results and improves comparability. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit.  We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.  While amortization and stock-based compensation are considered operating costs under GAAP, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the license application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies. Adjusted Operating Profit (Loss) does not purport to represent operating profit (loss) or cash flow from operating activities, as those terms are defined under GAAP, and should not be considered as an alternative to those measurements as an indicator of our performance.

2.10 Pre-Marketing Adjusted Operating Profit (Loss) - Pre-Marketing Adjusted Operating Profit (Loss) is calculated by adding back total marketing expenses to Adjusted Operating Profit (Loss) (as defined in Section 2.9). We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in statement of operations.  We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

	Fiscal Year 2008
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of loss before the undernoted to Adjusted Operating Profit (Loss)
Profit (Loss) before the undernoted	(17,194)	(15,429)	(13,495)	(10,509)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	5,574	5,570	5,569	5,570
Stock-based Compensation	1,072	770	763	783
Costs paid by parent company	54	56	57	58

Adjusted Operating Profit (Loss)	(10,494)	(9,033)	(7,106)	(4,098)
Add total marketing	7,039	7,426	5,827	6,114
Pre-Marketing Adjusted Operating Profit (Loss)	(3,455)	(1,607)	(1,279)	2,016

	Fiscal Year 2007
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of loss before the undernoted to Adjusted Operating Profit (Loss)
Profit (Loss) before the undernoted	(19,286)	(22,292)	(16,157)	(18,622)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	5,602	5,603	5,606	5,599
Stock-based Compensation	845	842	720	736
Costs paid by parent company	49	51	52	53

Adjusted Operating Profit (Loss)	(12,790)	(15,796)	(9,779)	(12,234)
Add total marketing	6,266	9,260	5,048	7,935
Pre-Marketing Adjusted Operating Profit (Loss)	(6,524)	(6,536)	(4,731)	(4,299)

	Fiscal Year 2006
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of loss before the undernoted to Adjusted Operating Profit (Loss)
Profit (Loss) before the undernoted	(14,607)	(44,400)	(19,188)	(20,828)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	479	4,713	5,253	5,470
Stock-based Compensation	0	22,245	691	759
Costs paid by parent company	2,863	0	0	186

Adjusted Operating Profit (Loss)	(11,265)	(17,443)	(13,244)	(14,413)
Add total marketing	4,630	9,385	6,231	7,775
Pre-Marketing Adjusted Operating Profit (Loss)	(6,635)	(8,058)	(7,013)	(6,638)

	12 Months Ended August 31,
($000’s)	2008	2007	2006
Reconciliation of loss before the undernoted to Adjusted Operating Profit (Loss)
Profit (Loss) before the undernoted	(56,627)	(76,357)	(99,024)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	22,283	22,409	15,914
Stock-based Compensation	3,388	3,144	23,695
Costs paid by parent company	225	205	3,049

Adjusted Operating Profit (Loss)	(30,731)	(50,599)	(56,366)
Add total marketing	26,406	28,509	28,021
Pre-Marketing Adjusted Operating Profit (Loss)	(4,325)	(22,090)	(28,345)

3.0 Selected Financial Information

The following selected financial information for the three and twelve months ended August 31, 2008 and 2007 has been derived from our audited consolidated financial statements and should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report.

	Three Months Ending August 31,		Twelve Months Ending August 31,
	2008	2007	2008	2007
Revenue
Subscription	10,673,847	5,662,610	35,183,050	17,968,931
Activation	247,770	181,092	895,061	610,972
Equipment sales	233,890	421,894	1,623,329	1,283,668
Advertising and other revenue	624,034	567,644	1,755,603	1,380,809
Total Revenue	11,779,541	6,833,240	39,457,043	21,244,380

Operating expenses
Cost of revenue
Revenue share & royalties	3,350,009	1,818,751	11,062,961	5,651,743
Customer care & billing operations	815,329	581,712	3,170,202	2,501,325
Cost of merchandise	677,682	1,260,265	3,796,889	2,869,738
Broadcast and operations	671,690	948,363	2,781,402	3,414,826
Programming & content	1,107,315	1,495,261	8,273,821	10,875,672
Total cost of revenue	6,622,025	6,104,352	29,085,275	25,313,304

General & administrative	3,199,671	3,630,207	14,921,996	16,201,717
Special charges	-	1,450,680	-	2,024,080
Stock based compensation	782,510	736,070	3,388,354	3,143,643

Marketing
Support	650,602	672,307	2,748,049	3,394,413
Subsidies & distribution	2,503,260	2,075,651	11,635,007	5,506,628
Advertising & marketing	2,960,296	5,187,182	12,022,589	19,608,453
Total marketing	6,114,158	7,935,140	26,405,645	28,509,494

Amortization	5,570,076	5,598,817	22,283,112	22,409,443
Total operating expenses	22,288,440	25,455,266	96,084,382	97,601,681

Loss before the undernoted	(10,508,899)	(18,622,026)	(56,627,339)	(76,357,301)
Interest income	559,895	555,144	1,741,037	2,491,256
Interest expense	(4,517,577)	(3,646,493)	(16,858,559)	(15,287,703)
Revaluation of derivative	531,000		1,034,600
Foreign exchange gain / (loss)	(6,612,581)	1,327,548	(1,545,219)	4,513,905

Net loss and comprehensive loss for the period	(21,610,162)	(20,385,827)	(74,324,680)	(84,639,843)

The following is a summary of our quarterly results for the past eight fiscal quarters.

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘08	Q2 ‘08	Q3 ‘08	Q4 ‘08

Revenue	8,146	9,196	10,336	11,780
Net income (loss)	(16,157)	(17,768)	(18,789)	(21,610)
Net income (loss) per basic and fully diluted share	(0.34)	(0.37)	(0.39)	(0.45)

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘07	Q2 ‘07	Q3 ‘07	Q4 ‘07

Revenue	3,839	4,862	5,711	6,833
Net income (loss)	(23,922)	(27,064)	(13,268)	(20,386)
Net income (loss) per basic and fully diluted share	(0.50)	(0.57)	(0.28)	(0.43)

Revenue grew by 14% from the third quarter of 2008 to the fourth quarter of 2008 and by 72% from the fourth quarter of 2007 compared to the fourth quarter of 2008. Growth was driven by our growing subscriber base and an increase in ARPU during the period.

Results of Operations

For the three and twelve months ended August 31 2007 and 2008.

The following table is a summary of some of the key financial and operating metrics that we use to help measure the success of operations. Please refer to Section 2.0 for operating definitions.

	Three Months Ending August 31,		Twelve Months Ending August 31,
	2008	2007	2008	2007
Financial Metrics ($000s)
Revenue	11,780	6,833	39,457	21,244
Adjusted Operating Profit (Loss)	(4,098)	(12,234)	(30,731)	(50,599)

Operating Metrics
Subscribers	497,400	315,200	497,400	315,200
ARPU	$12.06	$11.33	$11.85	$11.32
SAC	$59	$58	$74	$51
CPGA	$125	$183	$144	$208

Subscribers

As at August 31, 2008 we had a total subscriber count of 497,400, comprised of 433,600 Paying Subscribers, 50,500 OEM Promotional Subscribers and 13,300 Rental Car Subscribers. Included in the 433,600 Paying Subscribers are 310,100 Self-Paying and 123,500 Other Paying. Paying Subscribers are the primary source of our revenues. Total subscribers increased 13% during the quarter and 58% versus Q4 2007, driven largely in part by a 41% increase in OEM gross additions versus the same period prior year.

ARPU ($)

ARPU was $11.33 and $12.06 for the three months ended August 31, 2007 and 2008, respectively. On a full year basis, ARPU grew 5% year-over-year.  We attribute much of this growth to an increasing proportion of our subscribers transitioning from our previous basic monthly subscription price of $12.99 to the new $14.99 price and to a reduction in the level of discounting to attract subscribers. ARPU is below the basic service price due to promotions offered to new OEM Self-Paying Subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit.

Deferred Revenue on Balance Sheet (short-term and long-term) ($ millions)

The amount of deferred revenue on our balance sheet includes cash received on the purchase of service plans as well as the unamortized amount of activation revenue, which is typically amortized over 40 months. A majority of the balance is from the prepayment of service plans. As a contributing factor towards positive working capital for our business, we strategically offer discounted service plans to incent long-term prepayment. Our short-term and long-term deferred revenue balance on our balance sheet has increased by approximately $9.4 million over the past 12 months. We attribute this to the growing number of months that customers typically prepay for service, as well as our growing subscriber base. As we continue to grow our subscriber base, we expect this balance to continue to increase.

Revenue

Revenue includes Subscription Revenue, activation fees, the sale of merchandise through our direct fulfillment channel, advertising revenue from our Canadian-produced channels and other revenue from Partnership Subscribers.

($ millions)

•
Three months: For the three months ended August 31, 2007 and 2008, Revenue was $6.8 million and $11.8 million, respectively, an increase of 72% or $4.9 million. The increase was mostly attributable to our growing subscriber base and increasing ARPU.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, Revenue was $21.2 million and $39.5 million, respectively, an increase of 86% or $18.2 million. The increase was mostly attributable to our growing subscriber base and increasing ARPU.

Cost of Revenue

For the three months ended August 31, 2007 and 2008, cost of revenue was $6.1 million and $6.6 million, respectively, an increase of 8% or $0.5 million. For the twelve months ended August 31, 2007 and 2008, cost of revenue was $25.3 million and $29.1 million, respectively, an increase of 15% or $3.8 million. These expenses are comprised of the following:

Revenue share & royalties - Revenue share & royalties includes CRTC fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on XM Canada, residual commissions paid to distribution partners, and fees paid to XM, including a 15% monthly royalty on all subscriber revenue.

•
Three months: For the three months ended August 31, 2007 and 2008, revenue share & royalties were $1.8 million and $3.4 million, respectively, an increase of 84% or $1.5 million. This increase is directly attributable to our increasing revenue and subscriber base.  We expect these costs to continue to increase with the growth in revenues and subscribers, and may fluctuate based on future agreements.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, revenue share & royalties were $5.7 million and $11.1 million, respectively, an increase of 96% or $5.4 million. This increase is directly attributable to growth in both our revenue and subscriber base.  We expect these costs to continue to increase with the growth in revenues and subscribers, and may fluctuate based on future agreements.

Customer Care & Billing Operations - Customer care & billing operations consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and bill satellite radio subscribers.

•
Three months: For the three months ended August 31, 2007 and 2008, Customer care & billing operations were $0.6 million and $0.8 million, respectively, an increase of 40% or $0.2 million. These costs are primarily driven by the volume derived from our growing subscriber base and the rate of growth in gross activations of subscribers.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, customer care & billing operations were $2.5 million and $3.2 million, respectively, an increase of 27% or $0.7 million. These costs are primarily driven by the volume derived from our growing subscriber base and the rate of growth in gross activations of subscribers.

•
The average cost of customer care & billing operations per average Self-Paying Subscriber for the three months ended August 31, 2007 and 2008 was $1.16 and $0.92, respectively, a decrease of $0.24 or 21%.

Average Cost per  Self-Paying Subscriber

Cost of Merchandise - We sell merchandise direct to employees, friends and family, existing subscribers who want additional radios, and to commercial accounts through our Direct Fulfillment Channel.  Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise.

•
Three months: For the three months ended August 31, 2007 and 2008, cost of merchandise was $1.3 million and $0.7 million, respectively, a decrease of 46% or $0.6 million. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, cost of merchandise was $2.9 million and $3.8 million, respectively, an increase of 32% or $0.9 million. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts.

Broadcast & Operations - Broadcast & operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to our studios.  Broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of our Canadian-produced channels.  Operations expenses include facilities, operations costs for the repeater network and information technology expenses related to the broadcast facilities.

•
Three months: For the three months ended August 31, 2007 and 2008, broadcast & operations expenses were $0.9 million and $0.7 million, respectively, a decrease of 29% or $0.3 million. Timing of maintenance and repairs on our broadcast repeaters will fluctuate quarter to quarter.

•	Twelve months: For the twelve months ended August 31, 2007 and 2008, broadcast & operations expenses were $3.4 million and $2.8 million, respectively, a decrease of 19% or $0.6 million.

•
The average cost of broadcast & operations per average Self-Paying Subscriber for the three months ended August 31, 2007 and 2008 was $1.90 and $0.76, respectively, a decrease of $1.14 or 60%.  We expect broadcast and operations to continue to decrease on an average cost per subscriber basis.

Average Cost per Self-Paying Subscriber

Programming & Content - Programming & content include the creative, production and licensing costs associated with our Canadian-produced channels, which includes third party content acquisition.  We view programming & content as a cost of attracting and retaining subscribers. This includes costs of programming staff and fixed payments for third party content. These costs are primarily driven by programming initiatives. NHL was launched on the XM Service in October 2005.  NHL seasons run for the nine month period beginning in October of each year and we have amortized these costs over the same period.

•
Three months: For the three months ended August 31, 2007 and 2008, programming & content was $1.5 million and $1.1 million, respectively, a decrease of 26% or $0.4 million. This decrease is a result of our ongoing efforts to improve the Company’s efficiencies, improve content on talk and music channels produced by the Company, and allocate resources to high growth subscriber channels.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, programming & content was $10.9 million and $8.3 million, respectively, a decrease of 24% or $2.6 million. This decrease is a result of actions taken during 2007 to improve the Company’s efficiencies, improve the content on talk and music channels produced by the Company, and allocate resources to high growth subscriber channels. The Company also benefitted from the appreciation of the Canadian dollar during the year as a significant portion of our programming costs are paid in US dollars.

Marketing - For the three months ended August 31, 2007 and 2008, marketing was $7.9 million and $6.1 million, respectively, a decrease of 23% or $1.8 million. This decrease is a direct result of our continued efforts to optimize marketing by shifting our focus from general awareness campaigns to in-store promotions and direct marketing campaigns. Marketing costs consist of the direct cost to acquire a subscriber, which include subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of the launch of our service.  Marketing also includes the cost of marketing staff.

Marketing Support - Marketing support includes staffing directly associated with selling radio receivers through our distribution channels, converting OEM trial customers into Self-Paying Subscribers, and marketing the brand.

•	Three months: For the three months ended August 31, 2007 and 2008, marketing support remained flat at $0.7 million despite our significant revenue increase over the same period prior year.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, marketing support was $3.4 million and $2.7 million, respectively, a decrease of 19% or $0.6 million. This decrease is a result of actions taken during the third quarter of 2007 to improve the Company’s efficiencies.

Subsidies & Distribution - These direct costs include the subsidization of radios, commissions for the sale and activation of radios, and certain promotional costs.

•
Three months: For the three months ended August 31, 2007 and 2008, subsidies & distribution were $2.1 million and $2.5 million, respectively, an increase of 21% or $0.4 million. Subsidies & distribution expenses increased due to:

•	Higher gross subscriber additions versus the fourth quarter of 2007.

•	Management’s decision to shift expenditures from advertising and marketing to targeted hardware promotions and service discounts.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, subsidies & distribution were $5.5 million and $11.6 million, respectively, an increase of 111% or $6.1 million. Subsidies & distribution  increased as a result of the following:

                 •      Significantly higher gross subscriber additions versus the prior year.

                 •      Management’s decision to shift expenditures from Advertising and Marketing to targeted hardware promotions.

SAC ($)

Subscriber Acquisition Costs - SAC was $59 for Q4 2008, essentially in line with the same period prior year. For the twelve months ended August 31, 2007 and 2008, SAC was $51 and $74, respectively, an increase of $23.The increase in SAC is attributable to negative margin on equipment sales and management’s decision to shift expenditures from general advertising and media towards targeted marketing via hardware promotions at retailers. As a result, SAC is higher in the year ended August 31, 2008 than the year ended August 31, 2007, however, CPGA continued to decline year-over-year from $208 to $144, representing a decrease of 31%.

Advertising & Marketing - We achieve success in these areas through coordinated marketing campaigns that include retail advertising through various media, cooperative advertising with our distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

•
Three months: For the three months ended August 31, 2007 and 2008, advertising & marketing was $5.2 million and $3.0 million, respectively, a decrease of 43% or $2.2 million. Advertising & marketing decreased partly due to a reallocation of spending to direct marketing initiatives such as hardware promotions and to direct marketing for OEM gross additions. Advertising and marketing also decreased in the fourth quarter of 2008 compared to the fourth quarter of 2007 as the Company incurred $2 million of non-cash, non-recurring advertising and marketing expenses related to the write-off of prepaid advertising expenses during the fourth quarter of 2007.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, advertising & marketing was $19.6 million and $12.0 million, respectively, a decrease of 39% or $7.6 million. Advertising & marketing decreased partly due to a reallocation of spending to directly targeting customers through hardware promotions and to direct marketing for OEM gross additions. Advertising and marketing also decreased in 2008 compared 2007 as the Company incurred $2 million of non-cash, non-recurring advertising and marketing expenses related to the write-off of prepaid advertising expenses during the fourth quarter of 2007.

CPGA ($)

Cost Per Gross Addition (CPGA) - CPGA was $183 and $125 for the three months ended August 31, 2007 and 2008, respectively. CPGA was $208 and $144 for the twelve months ended August 31, 2007 and 2008, respectively. CPGA declined year-over-year as a result of lower marketing costs and higher subscriber additions. We expect that we will be able to continue to leverage CPGA downward as we grow our subscriber base through cost efficient distribution channels.

General & Administrative - General & administrative expenses primarily include compensation, IT support and processing costs as well as other expenses which include public company costs, bad debt expense, office occupancy expenses and other corporate expenses.

•
Three months: For the three months ended August 31, 2007 and 2008, general & administrative expenses were $3.6 million and $3.2 million, respectively, a decrease of 12% or $0.4 million. General & administrative expenses consist of the following:

•	Compensation increased from $0.7 million during the fourth of 2007 to $0.9 million for the fourth quarter of 2008,

•
IT support and processing decreased 35%, from $1.4 million during the fourth quarter of 2007 to $0.9 million for the fourth quarter of 2008. One factor included in this decrease is our renegotiations with our IT service support provider; and

•	Other expenses decreased from $1.6 million during the fourth quarter of 2007 to $1.4 million for the fourth quarter of 2008.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, general & administrative expenses were $16.2 million and $14.9 million, respectively, a decrease of 8% or $1.3 million. General & administrative expenses consist of the following:

•	Compensation increased from $3.4 million during the twelve months ended August 31, 2007 to $4.1 million for the twelve months ended August 31, 2008.

•
IT support and processing decreased from $6.0 million during the twelve months ended August 31, 2007 to $5.0 million for the twelve months ended August 31, 2008.One factor included in this decrease is   our renegotiations with our IT service support provider; and

•
Other expenses decreased from $6.9 million during the twelve months ended August 31, 2007 to $5.8 million for the twelve months ended August 31, 2008, largely due to reduced capital taxes related to fiscal 2007 and expected for fiscal 2008.

•	The average cost of general & administrative per Self-Paying Subscriber for the three months ended August 31, 2007 and 2008 was $7.51 and $3.61, respectively, a decrease of $3.90 or 52%.

Average Cost per Self-Paying Subscriber

Stock based compensation - These are expenses related to the issuance of stock options.

•	Three months: For the three months ended August 31, 2007 and 2008, stock based compensation was $0.7 million and $0.8 million, respectively.

•	Twelve months: For the twelve months ended August 31, 2007 and 2008, stock based compensation was $3.1 million and $3.4 million, respectively.

Special Charges - In March 2007, management commenced actions designed to improve the Company’s efficiencies, improve the content on talk and music channels produced by the Company, and allocate resources to high growth subscriber channels. Charges incurred in connection with these initiatives during the year ended August 31, 2007 totaled $2.0 million. No special charges have been incurred during the year ended August 31, 2008.

Adjusted Operating Profit (Loss) ($ millions)

Adjusted Operating Profit (Loss) - We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.  A more detailed definition and calculation of Adjusted Operating Profit (Loss) is provided in Section 2.9.

•
Three months: For the three months ended August 31, 2007 and 2008, Adjusted Operating Profit (Loss) was ($12.2 million) and ($4.1 million), respectively, an improvement of $8.1 million. The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by a $4.9 million revenue improvement and a reduction of $1.8 million in marketing expenses versus the fourth quarter of 2007. As we continue to grow our revenue and manage programming, general & administrative and marketing costs, we expect Adjusted Operating Profit (Loss) to continue to improve.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, Adjusted Operating Profit (Loss) was ($50.6 million) and ($30.7 million), respectively, an improvement of $19.9 million. The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by an $18.2 million revenue improvement offset by an increase of $3.8 million in cost of revenue, a reduction of $1.3 million in general & administrative costs and a reduction of $2.1 million in marketing expenses versus the twelve months ended August 31, 2007. As we continue to grow our revenue and manage programming, general & administrative and marketing costs, we expect Adjusted Operating Profit (Loss) to continue to improve.

Pre-Marketing Adjusted Operating Profit (Loss) ($ millions)

Pre-Marketing Adjusted Operating Profit (Loss) - We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. A more detailed definition and calculation of Pre-Marketing Adjusted Operating Profit (Loss) is provided in Section 2.10.

•
Three months: For the three months ended August 31, 2007 and 2008, Pre-Marketing Adjusted Operating Profit (Loss) was ($4.3 million) and $2.0 million, respectively, an improvement of $6.3 million. This quarter is the first quarter in which we have generated Pre-Marketing Adjusted Operating Profit since launch. As we continue to grow our revenue and manage Programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve. Pre-Marketing Adjusted Operating Profit (Loss) has improved or remained consistent every quarter since we launched operations in the second quarter of 2006.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, Pre-Marketing Adjusted Operating Profit (Loss) was ($22.1 million) and ($4.3 million), respectively, an improvement of $17.8 million. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve.

Net Non-operating Expenses

Interest Expense - Interest expense includes costs associated with our US$100 million senior notes, our $20 million unsecured subordinated convertible notes (“Convertible Notes”), and other interest bearing obligations.

•
Three months: For the three months ended August 31, 2007 and 2008, interest expense was $3.6 million and $4.5 million, respectively. The primary increase in interest expense is due to the issuance of the Convertible Notes during the Company’s first fiscal quarter of 2008.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, interest expense was $15.3 million and $16.9 million, respectively. The primary reason for the increase in interest expense is due to the issuance of the Convertible Notes during the Company’s first fiscal quarter of 2008.

Interest Income - Interest income includes income from our cash balances and restricted investments.

•	Three months: For the three months ended August 31, 2007 and 2008, interest income was $0.6 million and $0.6 million, respectively, remaining consistent.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, interest Income was $2.5 million and $1.7 million, respectively, a decrease of $0.8 million. Interest income has decreased as the restricted and unrestricted cash balances have declined since the fourth quarter of 2007.

Revaluation of derivative - The Company had determined that the Senior Notes contain an embedded derivative relating to the right to prepay the debt with an original value of approximately US$1 million.  During the three months ended August 31, 2008, the embedded derivative was determined to have a value of zero and an expense of $0.5 million was recorded in the income statement.  During the twelve months ended August 31, 2008, the derivative was revalued and an expense of $1.0 million was recorded in the income statement.

Foreign Exchange Gain (Loss) - Includes costs or gains associated with our Senior Notes, restricted investment, short-term investments and cash balances which are denominated in US dollars.

•
Three months: For the three months ended August 31, 2007 and 2008, foreign exchange gain (loss) was $1.3 million and ($6.6 million), respectively. The foreign exchange loss in the fourth quarter of 2008 was due to the softening of the Canadian dollar versus the US dollar during this period.

•
Twelve months: For the twelve months ended August 31, 2007 and 2008, foreign exchange gain (loss) was $4.5 million and ($1.5 million), respectively. The loss was due to the Canadian dollar weakening versus the US dollar during this period.

Liquidity and Capital Resources

Change in Cash and Short-term and Restricted (LC) Investments, excluding Convertible Notes ($ in millions)

At August 31, 2008, the Company had total cash, short-term investments and investments secured for a Letter of Credit, of $21.6 million. Cash, short-term investments and investments secured for a Letter of Credit, increased $0.5 million in the fourth quarter. We attribute this increase to improved revenue through strong subscriber growth and increasing ARPU, as well as effective cost controls through expense reduction and working capital management.

At August 31, 2008, the Company had financial assets of $33.8 million comprised of cash, short-term investments, restricted investments and accounts receivables. Short term investments which represented 33% of financial assets or $11.3 million are invested in short term securities of highly rated Canadian issuers and are not exposed to the risk of fluctuating interest rates. Accounts receivable of $5.5 million net of allowance for doubtful accounts is composed primarily of receivables from customers or subscriber receivables and receivables from our partners or nonsubscriber receivables. Based on our experience, we believe collection risk to be minimal for our receivables, of which 79% are considered current (0 - 30 days). During the normal course of business we continually review our subscriber receivables and believe that our current allowance for uncollectible accounts is sufficient based on our collection history. As our business grows we expect our trade accounts receivable balance will continue to grow proportionally.

During the year, our accounts payable and accrued liabilities may fluctuate as the Company manages its working capital. Accounts payable and accrued liabilities increased slightly year-over-year from $19.8 million as at August 31, 2007 to $20.6 million as at August 31, 2008.

We believe that our current liquidity and cash resources will be sufficient to cover our funding needs until we reach consistent positive free cash flow. This is defined as the point at which revenues and working capital sources will fund operating expenses, working capital requirements, interest and principal payments and capital expenditures. We make the above assessment despite credit and liquidity issues that are currently impacting the global economy, based on the following:

•	Our capital expenditure requirements in the next few years are not significant.

•	Our current debt maturities are 2012 and beyond, which obviates the need to roll over existing debt in the near term.

•	The Company will continue to draw on the XM credit facility.

•	Our current business plans do not anticipate any additional capital funding requirements in the near term.

Our current business plan includes consideration for an economic downturn and our ability to continue to generate significant revenue growth. More specifically, our plan is designed to increase subscribers and revenues while reducing CPGA and fixed expenditures. While we believe our assumptions are reasonable, they do contain elements of uncertainty. In the fourth quarter of fiscal 2008 we achieved positive cash, for the second consecutive quarter.

We continuously review and update our business plan and financial projections. This review process may result in changes to our business plan and financial projections which may materially change our cash requirements or delay achievement of sustained positive free cash flow. Our financial projections are based on estimates regarding expected future costs and expected revenue that includes:

•	Increasing revenue as we continue to add Self-Paying Subscribers to the service;

•	Reducing CPGA;

•	Improvement of the Company’s efficiencies and reduction of costs from suppliers;

•
Deferral of payments made to suppliers and license agreements, including the deferral of a portion of the NHL license fee for the 2007/2008 and 2008/2009 hockey season to 2011/2012, 2012/2013 and 2013/2014;

•	Contractual obligations;

•	Utilization of the XM Credit Facility (defined below); and

•	Sale of multi-year plans.

A change in any of these factors may increase our need for funds, which would require us to seek additional financing to continue implementing our current business plan. Our ability to obtain additional funding depends on several factors including future market conditions, our success or lack of success in developing, implementing and marketing our satellite audio service and data services. If we fail to obtain necessary financing on a timely basis, a number of adverse effects could occur, or we may have to revise our business plan. However, we are confident today that our projections will be met.

We have a $45 million standby credit facility from XM that can be utilized to finance purchases of terrestrial repeaters or for the payment of license fees (the “XM Credit Facility”).  The facility matures on December 31, 2012.  XM has a right to convert unpaid principal amounts into Class A Subordinate Voting Shares, subject to regulatory approval. The Company has drawn on the XM Credit Facility for the payment of license fees, purchase repeater equipment parts and for interest accrued. As at August 31, 2008, we have drawn approximately $7.6 million against this credit facility. We expect to continue to utilize the XM Credit Facility during 2009.

In addition, an amendment to the XM Credit Facility allows the Company to draw on the credit facility for payments due on a specific purchase of radio inventory totaling $3 million. This draw does not accrue interest. During the twelve months ended August 31, 2008, the Company utilized $3 million under the facility to purchase radio inventory and this amount was repaid during the fourth quarter of this year.

During the year ended August 31, 2008, an amendment to the credit facility was signed which will be effective for draws on the credit facility made after August 31, 2008. The amendment revised the condition to be met prior to drawing on the credit facility and amended the interest rate. The amended interest rate has been set at 17.75%, based on XM’s and the Company’s effective cost of borrowing, plus 1.75%.

Operating Activities - Operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in working capital.

•
During the fourth fiscal quarter of 2008, cash used in operating activities was $3.6 million, consisting of a net loss of $21.6 million adjusted for net non-cash expenses of $10.0 million and an $8.0 million source from working capital. As we continue to grow our subscriber base, we expect operating losses to decrease.

•
During the twelve months of fiscal 2008, cash used in operating activities was $25.7 million, consisting of a net loss of $74.3 million adjusted for net non-cash expenses of $30.2 million and an $18.4 million source of working capital. As we continue to grow our subscriber base, we expect operating losses to decrease.

Investing Activities - Investing activities primarily consist of capital expenditures and activity in our restricted investment accounts.

•
During the fourth fiscal quarter of 2008, cash used in investing activities was $7.9 million, consisting of a use of $0.1 million for capital expenditures, payment of interest of $6.5m from restricted investments, and net sale of $1.4 million of short term investments and restricted investments.

•
During the twelve months of fiscal 2008, cash used in investing activities was $3.1 million, consisting of a use of $0.4 million for capital expenditures, net purchase of $9.5 million of short-term investments and restricted investments and a $12.9 million payment for interest expense on our U.S. debt, paid from restricted investments.

Financing Activities - Financing activities primarily consist of net proceeds from debt and equity financing.

•	During the fourth fiscal quarter of 2008, $2.3 million was used in financing activities to repay a draw on the XM Credit Facility for a specific purchase of radio equipment during the year.

•
During the twelve months of fiscal 2008, $19.4 million of cash was provided by financing activities from the net proceeds raised through the Convertible Notes. On September 12, 2007, we closed a private placement of $20 million aggregate principal amount of unsecured subordinated convertible notes due September 12, 2014. The Convertible Notes bear interest at a rate of 8.0 per cent per annum payable semi-annually in arrears on December 31 and June 30. Each debenture holder shall have the option to receive such interest either in the form of cash or Class A Subordinated Voting Shares of CSR. At any time prior to September 12, 2014, the Convertible Notes are convertible at a conversion price of $5.92 at the holders' option into Shares of CSR which is equal to a conversion ratio of 168.919 Shares per $1,000 principal amount of Convertible Notes, subject to adjustment in certain circumstances. During the twelve months of fiscal 2008, $3.1 million was provided by the XM Credit Facility for a specific purchase of radio equipment. This draw on the XM Credit Facility was repaid during the year.

Contractual Commitments
We have entered into a number of leases and other contractual commitments.  The following table summarizes our outstanding contractual commitments as of August 31, 2008 (in $000’s):

	Total(1)	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
NHL Agreement	61,177	5,209	15,134	19,913	20,921
Principal on 12.75% Senior Notes	106,200	0	0	0	106,200
Interest on 12.75% Senior Notes	74,473	13,541	27,081	27,081	6,770
Principal on 8.0% Convertible Notes	20,000	0	0	0	20,000
Interest on 8.0% Convertible Notes	9,933	1,600	3,200	3,200	1,933
Operating leases	4,945	1,192	2,008	441	1,304
Marketing & advertising(2)	24,568	7,530	3,301	3,502	10,235
Information technology	18,243	3,113	10,280	4,850	0
Other	709	183	401	0	0
	320,248	32,492	61,404	58,987	167,364
__________________

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

Arrangements, Relationships and Transactions with Related Parties

During the three months ended August 31, 2008, the Company had the following transactions with related parties, which were in the normal course of operations.

As at August 31, 2008, XM had a 23.3% ownership interest in the Company.

The Company entered into a license agreement and a technical services agreement with XM in fiscal 2006. The Company paid XM US$26,600 per month from January 2008 to August 2008 and US $25,000 per month from January 2007 to December 2007 for these services.

The following amount included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

	August 31, 2008	August 31, 2007
Accounts payable to XM	$2,244,960	$3,466,953

During the twelve months ended August 31, 2008, the Company utilized $5,493,419 under the credit facility of $45 million previously provided to XM. This facility is to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees.  The details of this credit facility are included in note 4.

During the three and twelve months ended August 31, 2008, the Company received printing services from AMI Printing valued at approximately $0 and $136,165 respectively (2007 - $34,646 and $671,046). An affiliate of CSRI holds an indirect minority interest in AMI Printing.

The Company has a payroll service agreement with Priszm LP for an annual amount of $30,000. In addition, the Company sold approximately $10,108 and $184,393 (2007 - $96,000 and $226,800) of advertising to Priszm LP during the three and twelve months ended August 31, 2008. Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company.

During the three and twelve months ended August 31, 2008, the Company had a marketing agreement with Vision Group of Companies (Vision), under which the Company received field marketing services valued at approximately $111,519 and $605,079 respectively (2007 - $216,400 and $2,277,600).  This amount consists of fees paid to Vision of $37,500 and $197,500 respectively and amounts paid by Vision to vendors on the Company’s behalf of $74,019 and $407,579 respectively. The principal of Vision is related to the Executive Chairman of the Company.

During the three and twelve months ended August 31, 2008, the Company incurred $80,304 and $364,926  (2007 - $81,327 and $536,427) for expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from companies controlled by the Executive Chairman of the Company. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million.

During the three and twelve months ended August 31, 2008, the Company incurred consulting services related to public relations from the Wilcox Group totaling approximately $43,447 and $196,917 respectively (2007 - $44,926 and $388,226). A director of the Company is the principal of the Wilcox Group.

During the three and twelve months ended August 31, 2008, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc in the amount of $52,725 for which the Company was reimbursed. The Company’s Executive Chairman is the Chairman and controlling shareholder of Data Audio-Visual Enterprises Wireless Inc.

During September 2007, the Company issued convertible notes. $4.0 million of the convertible notes were issued to XM and $6.0 million were issued to shareholders of CSRI, including John I. Bitove. A description of the Convertible Notes is included in note 3 in the Notes to Consolidated Financial Statements.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets, as well as estimates related to stock-based compensation, revenue recognition, asset retirement obligations and royalties to artists are critical accounting estimates.

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

Revenue Recognition

Revenue from subscribers consists of our monthly subscription fee, which is recognized as the service is provided, and a non-refundable activation fee, which is recognized on a pro-rata basis over an estimated term of the subscriber relationship (currently 40 months), which is based upon management’s judgment and experience in the United States. We expect to refine this estimate as more data becomes available. If the actual term of our subscriber relationships is significantly greater than our current estimate of 40 months, the period over which we recognize the non-refundable activation fee will be extended to reflect the actual term of our subscriber relationships.  Sales incentives, consisting of discounts and rebates to subscribers, offset earned revenue.

Accrued Royalties to Artists

We have accrued a liability for amounts expected to be owed for royalties with the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique (SOCAN), The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada (SODRAC) Inc. and The Canadian Musical Reproduction Rights Agency Ltd. (CMRRA).  While we believe that these accruals are adequate, the use of different estimates could have a significant impact on our results of operations.

Asset Retirement Obligations

We have recorded asset retirement obligations with respect to the retirement of terrestrial repeater equipment and restoration of facilities back to their original state at the end of their respective lease terms.   Accruals have been made based on management’s estimates of current market restoration costs, inflation rates and discount rates. At the inception of the lease, the present value of the expected future cash payments related to the asset retirement.   We believe that the assumptions used for these accruals are reasonable based on information currently available, but changes to these assumptions could impact the asset retirement obligation balance in future periods.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at August 31, 2008, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

During the three months ended August 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Accounting Changes

In April 2005, the Canadian Institute of Chartered Accountants (CICA) issued the following new Handbook Sections: Section 1530, “Comprehensive Income”; Section 3251, “Equity”; Section 3855, “Financial Instruments - Recognition and Measurement”; Section 3861, “Financial Instruments - Disclosure and Presentation”; and Section 3865 “Hedges”, for annual periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income.  These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other primary financial statements.  Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements of Section 1530.  Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is extinguished. Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the related accounting.  CSR adopted Sections 1530, 3251, 3855, 3861 and 3865 on September 1, 2007.  Details of the impact of the application of these standards are discussed in Note 2 to the Company’s consolidated financial statements.

In December 2006, the CICA issued Section 3862, “Financial Instruments - Disclosures,” and Section 3863 “Financial Instruments - Presentation”. These standards enhance existing disclosures in previously issued Section 3861 “Financial Instruments - Disclosure and Presentation”.  Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis.  The Company adopted these new standards early, effective September 1, 2007.  This standard impacts note disclosures provided by the Company (see Note 16 of the Company’s consolidated financial statements) but does not impact the consolidated financial position, results of operations or cash flows.

Recent Accounting Pronouncements

In May 2007, the Accounting Standards Board amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment about the future and disclose any material uncertainties related to events or conditions which may cast significant doubt upon the entity’s ability to continue as a going concern. This amendment is effective for annual periods beginning after January 1, 2008 and the Company will adopt this new guidance effective September 1, 2008.

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged and will be adopted by the Company effective September 1, 2009. The Company is currently assessing the impact of this standard.

Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider

In September 2006, the FASB Emerging Issues Task Force issued EITF No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider, which states how a service provider company that depends on specialized equipment should account for consideration paid to the manufacturers and resellers of such equipment. EITF No. 06-1 requires that the service provider recognize payments based on the form of benefit the end-customer receives from the manufacturer or reseller. If the form of benefit is “other than cash” or the service provider does not control the form of benefit provided to the customer, the consideration would be classified as an expense. If the form of benefit is cash, the consideration would be classified as an offset to revenue. The consensus requires retrospective application to all prior periods as of the beginning of the first annual reporting period beginning after June 15, 2007. This Issue is effective for the first annual reporting period beginning after June 15, 2007.  We adopted this standard September 1, 2007 and it did not impact our consolidated results of operations or financial position.

Certain Risk Factors

The risk factors below are selected and have been updated from the risks itemized in our Form 20-F for the fiscal year ended August 31, 2008. Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.

Our cumulative expenditures and losses have been significant.

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

Current economic conditions may adversely affect our financial results and financial position.

Although our business plans contain assumptions predicated on an economy that may weaken in the near term, the Company is unable to predict with certainty how current financial market conditions may affect our financial results from operations. The prevailing financial market conditions may affect the company’s ability to continue to generate exceptional revenue growth in its OEM business should Canadian demand for automobiles equipped with the XM receiver declines in a significant manner.

While we believe that our current liquidity position is adequate to sustain us through the current economic climate, we are unable to predict the length and severity of the current economic downturn and how it may ultimately affect our ability to raise additional capital resources should the need arises.

We rely on our exclusive relationship with XM for the provision of the satellite radio service.

We have an exclusive agreement with XM to provide XM’s satellite digital audio radio services, or SDARS, in Canada. Our success as a business depends on XM’s cooperation and its programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficacy, competitiveness, finances, regulatory status and overall success in the U.S. Because of our dependency on XM, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, our business may suffer as well. Furthermore, a breach of our agreement with XM or a failure by XM to perform its part of the agreement would have detrimental financial consequences to our business. Our agreement with XM, which became effective November 17, 2005, is for an initial term of ten years and we have a right to extend this exclusive agreement for an additional five years. We may, at our option to be exercised at least one year prior to the termination of the initial term, extend the License Agreement for a further five years, provided that: (i) CSR Inc.’s broadcasting license from the CRTC has been renewed at the end of the current CRTC license term without any adverse modification and (ii) we are not at such time in breach of any provision of the License Agreement and have not failed to cure any breach of a provision of the License Agreement in accordance with its term.

Demand for our service may be insufficient for us to become profitable.

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

We require music programming royalty arrangements with the following Canadian copyright collectives in order to operate our service: the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique (SOCAN), The Neighbouring Rights Collective of Canada (NRCC), The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada (SODRAC) Inc. and The Canadian Musical Reproduction Rights Agency Ltd. (CMRRA). There are no pre-existing tariffs in Canada that govern our consumer subscription satellite radio services.  As we were not able to come to a negotiated arrangement with these Canadian collectives, the royalties payable for the public performance of music and transfer of music to digital form were adjudicated by the Copyright Board during a two week hearing which commenced on November 27, 2007. The Copyright Board generally adjudicates copyright royalties in arrears. This means that a decision will be issued by the Copyright Board, more than two years after we commenced broadcasting, and such fees will be retroactive to the commencement of the service in Canada. It is unknown how long after this hearing a written decision of the Copyright Board will be rendered. Copyright royalties in Canada are generally payable on the basis of a percentage of gross revenue of the broadcasting service, or might be negotiated as a “per subscriber” fee. Decisions of the Copyright Board are subject to appeal in the Federal Court of Canada, which could further delay finalization of copyright fees. In Canada, copyright tariffs are filed with the Copyright Board before March 31 of each year, and become effective the January of the following calendar year. Royalty fees payable under these tariffs may be more costly than anticipated and may be significant. As well, we will have to re-negotiate these arrangements once they come up for renewal. Re-negotiated fees may also be more expensive than current levels.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares.  As at November 6, 2008, we had 20,951,067 fully paid and non-assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares outstanding.  There are currently no Class C non-voting shares outstanding.  A total of 3,489,500 stock options are outstanding under our stock option plan.  Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2008, is available on SEDAR at www.sedar.com.

Item 6  - Directors, Senior Management And Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table provides certain information regarding our directors and executive officers as of November 6, 2008.

Name & Place of Principal Residence	Age	Position with the Company

John I. Bitove, Toronto, Ontario	48	Director and Executive Chairman
Michael Moskowitz, Toronto, Ontario	38	President and Chief Executive Officer
Michael Washinushi, Toronto, Ontario	39	Chief Financial Officer, Treasurer and Secretary
Stewart Lyons,(1) Toronto, Ontario	35	Executive Vice President
Mark Knapton, Toronto, Ontario	49	Vice President, Customer Operations
Janet Gillespie, Toronto, Ontario	49	Vice President, Marketing
Joseph A. Verbrugge, Silver Spring, Maryland	39	Director
Marc Comeau, Courtice, Ontario	49	Director
Robert Storey(2)(3)(4) Ottawa, Ontario	66	Director
James W. McCutcheon(2)(3)(4) Toronto, Ontario	72	Director
Pierre Boivin,(2)(3)(4) Mount Royal, Québec	55	Director
Philip Evershed, Toronto, Ontario	48	Director
Mat Wilcox Vancouver, British Columbia	47	Director
Gary M. Parsons,(5) Potomac, Maryland	58	Director

Notes:
(1)	Effective August 1, 2008, Mr. Lyons was seconded to an affiliate of the Company, Data Audio-Visual Enterprises Wireless Inc. (DAVE).
(2)	Denotes member of the Audit Committee.
(3)	Denotes member of the Compensation Committee.
(4)	Denotes member of the Corporate Governance Committee.
(5)
Mr. Parsons was Chairman of Motient Corporation (MTNT: Nasdaq) a company which made a proposal under legislation relating to bankruptcy in January 2002 while Mr. Parsons was serving as Chairman. Mr. Parsons ceased as Director and Chairman of Motient Corporation upon its emergence from Chapter 11 bankruptcy protection four months later in May 2002.

John I. Bitove. John I. Bitove is our Executive Chairman and controls CSRI Inc., formerly Canadian Satellite Radio Investments Inc., our controlling shareholder. Mr. Bitove has also been our Director since 2003. He is also the Chairman and Chief Executive Officer of Priszm Canadian Income Fund (TSX:QSR.UN), the owner and operator of 465 KFC™, Pizza Hut™ and Taco Bell™ restaurants in seven provinces across Canada, and Chairman and Chief Executive Officer of Scott’s Real Estate Investment Trust (TSX:SRQ.UN). In 1993, he founded the Toronto Raptors Basketball Club. While with the Raptors, Mr. Bitove helped to launch what is now Raptors TV almost eleven years ago. Mr. Bitove has been associated in various broadcasting ventures for more than a decade. Mr. Bitove has been associated in various broadcasting ventures for more than a decade. Mr. Bitove is currently involved in a new venture, DAVE Wireless, and is planning to launch wireless services in 10 of Canada’s 13 largest metropolitan markets.

Michael Moskowitz. Michael Moskowitz is our President and Chief Executive Officer. Mr. Moskowitz has over 15 years of experience in a leadership role within the Canadian communications and technology industries. Prior to joining us at the beginning of 2008 Mr. Moskowitz served as President, Americas International of Palm, Inc. which encompasses Canada, Latin America and the Caribbean. Prior to Palm, he worked at several leading global consumer electronics product companies. Mr. Moskowitz was a Top 40 Under 40 award recipient in 2004 and holds an honors degree from York University and an MBA from Dalhousie University.

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

Mark Knapton. Mark Knapton is our Vice President, Customer Operations. In his role, Mr. Knapton is responsible for managing Listener Care activities as well as customer operations including the repeater network and customer service strategies to drive sales and manage churn. Mr. Knapton has more than 24 years of experience in customer care environments in both the airline and telecommunications industries.

Janet Gillespie. Janet Gillespie is our Vice President, Marketing. Ms. Gillespie has over 20 years of marketing and sales experience with leading technology and communications firms, including the past eight years at Palm Canada Inc. Initially as director of marketing, Ms. Gillespie led marketing efforts for Palm handheld computers and smartphones and was instrumental in the successful positioning and launch of the Treo product family. Most recently, Ms. Gillespie was responsible for Palm's wireless business development and overall account management of three wireless business partners. Prior to Palm, Ms. Gillespie held account management and marketing positions enabling her to gain management experience in strategic communications and public relations, channel marketing, as well as building advertising and direct marketing strategies

Philip Evershed. Philip Evershed has been our Director since 2005. Mr. Evershed is a principal of Genuity, a Canadian investment bank. Prior to co-founding Genuity, Mr. Evershed spent 14 years at CIBC World Markets, most recently as Co-Head of Investment Banking and Head of Mergers and Acquisitions. Prior to joining CIBC, Mr. Evershed was Chief of Staff to the Deputy Prime Minister of Canada. Mr. Evershed has an MA (Economics) from the University of Toronto and a BA (School of Business and Economics) from Wilfrid Laurier University.

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

Gary M. Parsons. Gary M. Parsons has been our Director since 2005. Mr. Parsons has served as Chairman of the Board of Directors of XM since May 1997 and is now the Chairman of Sirius XM Radio Inc. Mr. Parsons is Chairman and was previously Chief Executive Officer of Mobile Satellite Ventures L.P., and serves on the board of WorldSpace, Inc. Mr. Parsons was Chairman of the Board of Directors of Motient Corporation from March 1998 to May 2002. Previously, Mr. Parsons was with MCI Communications Corporation where he served in a variety of roles from 1990 to 1996, including most recently as Executive Vice President of MCI Communications, and as Chief Executive Officer of MCI’s subsidiary MCImetro, Inc. From 1984 to 1990, Mr. Parsons was one of the principals of Telecom*USA, which was acquired by MCI. Prior to the recruitment of Hugh Panero, Mr. Parsons served as XM’s Chief Executive Officer.

Joseph A. Verbrugge. Joseph A. Verbrugge has been our Director since 2005. Dr. Verbrugge is Senior Vice President, Automotive Partnerships and International Operations for XM1. Currently, he oversees all XM automotive partnerships, including General Motors, Honda, Toyota, Nissan, Hyundai and Porsche. Prior to joining XM, Dr. Verbrugge was a management consultant with The Dealy Strategy Group LLC, a Washington, DC-based advisory firm providing financial/negotiating/strategic consulting services and operational support primarily to satellite communications companies (including XM), as well as private equity and investment banking firms active in the satellite industry. Dr. Verbrugge holds an MBA from Georgetown University and a Ph.D. in Management Studies from Oxford University.

Marc Comeau. Marc J. Comeau joined our board in 2006. Mr. Comeau began his career with General Motors in 1983 as a Product Distribution Specialist in the Montreal Zone. He served in a variety of assignments leading to a District Manager position. In 1988, Marc became the Distribution Manager and in 1989 was appointed Regional Human Resources Development Manager. Mr. Comeau also served as the Regional Marketing/Business Planning Manager, Area Marketing Manager, and Montreal Zone Manager. In 1995, Marc was appointed Director Strategic Marketing and Research for Buick Motor Division in Flint. In 1997, he returned to General Motors of Canada as the General Director  - Sales. Marc J. Comeau was appointed to his current position of Vice President, Sales, Service & Marketing effective April 1, 2002, and a member of the Board of Directors for General Motors of Canada Limited. In 2005, Mr. Comeau was an award recipient of Marketing Magazine’s “Marketers That Mattered”.

1 XM is now a wholly owned subsidiary of Sirius XM Radio Inc.

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

B.           COMPENSATION

Remuneration of Directors

Mat Wilcox, Phil Evershed and each of the independent directors will be paid an annual fee of $25,000 for serving on the board, as well as $1,000 per director for each regularly scheduled meeting of the board of directors, or a committee thereof, attended in person, and $250 for each meeting of the board of directors, or a committee thereof, attended by teleconference. In addition, the chair of each committee of the board of directors will be paid an annual fee of $10,000 ($15,000 in the case of the chair of the audit committee). At the time of our initial public offering, we issued 25,000 options to acquire Subordinate Voting Shares to each of the independent directors. The exercise price of these options is our initial public offering price of the Subordinate Voting Shares, or $16 per Subordinate Voting Share. These options vested immediately. On November 14, 2007, the Board of Directors approved a grant of a further 50,000 options to acquire Subordinate Voting Shares to each of the independent directors and 25,000 options to acquire Subordinate Voting Shares to each of Mat Wilcox and Phil Evershed. See “Item 6 - Directors, Senior Management And Employees - E. Share Ownership - Stock Option Plan”.

Each director of the Company has been elected to serve until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed.

Executive Compensation

The following table provides a summary of the compensation of the President and Chief Executive Officer and the Chief Financial Officer of the Company and the three most highly compensated individuals who served as executive officers of the Company (collectively, the “Named Executive Officers”) for the fiscal years ended August 31, 2008, 2007and 2006, respectively, whose total bonus and salary exceeded $150,000(1).

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	Restricted Stock Units	All Other Compensation
John I. Bitove, Executive Chairman(2)	2008	$250,000	$147,563	Nil	45,000	Nil	Nil
	2007	$250,000	$55,340(3)	Nil	Nil	$28,878(4)	Nil
	2006	$250,000	$75,000(4)	Nil	1,000,000	Nil	Nil
Michael Moskowitz	2008	$233,333.28	$275,000(6)	Nil	545,000	Nil	Nil
President and Chief Executive Officer(5)	2007	N/A	N/A	N/A	N/A	N/A	N/A
	2006	N/A	N/A	N/A	N/A	N/A	N/A
Michael Washinushi,	2008	$257,500	$119,887	Nil	45,000	Nil	Nil
Chief Financial Officer, Treasurer and	2007	$250,000	$29,665	Nil	Nil	$15,480 (7)	Nil
Secretary	2006	$244,583	$40,000	Nil	300,000	Nil	Nil
Stewart Lyons,	2008	$190,000	$53,200	Nil	45,000	Nil	Nil
Executive Vice President(8)	2007	$150,000	$35,400	Nil	Nil	Nil	Nil
	2006	$150,000	$34,800	Nil	300,000	Nil	Nil
Mark Knapton	2008	$165,000	$42,702	Nil	21,000	$9,511(9)	Nil
Vice President, Customer Operations	2007	$160,000	$15,132	Nil	4,000	Nil	Nil
	2006	$135,000	$18,835	Nil	10,000	Nil	Nil
Janet Gillespie	2008	$104,307.74	$29,844	Nil	21,000	Nil	Nil
Vice President, Marketing(10	2007	N/A	N/A	N/A	N/A	N/A	N/A
	2006	N/A	N/A	N/A	N/A	N/A	N/A

Notes:
(1)	Based on the foregoing, the individuals were the only Named Executive Officers during the Company’s most recent completed financial year.
(2)           Mr. Bitove changed from Chairman and CEO to Executive Chairman effective December 31, 2007.
(3)	Mr. Bitove elected to defer receipt of his 2007 fiscal year bonus entitlement until such time as the Company is cash flow positive, annualized.
(4)
On January 12, 2007, Mr. Bitove’s 2006 fiscal year bonus entitlement of $75,000 was paid in the form of 10,965 RSUs which were settled on January 25, 2008. As at January 25, 2008, the total market value of these RSUs was $46,053. On January 18, 2007, Mr. Bitove was granted 6,716 RSUs  as a 2007 fiscal year bonus entitlement which were settled on January 24, 2008. As at January 24, 2008, the total market value of these RSUs was $28,878.

(5)	Mr. Moskowitz was appointed President and Chief Executive Officer effective January 1, 2008.
(6)	Includes a signing bonus of $100,000, as per Mr. Moskowitz’s employment agreement.
(7)
On January 12, 2007, Mr. Washinushi’s 2006 fiscal year bonus entitlement of $40,000 was paid in the form of 5,848 RSUs which were settled on January 25, 2008. As at January 25, 2008, the total market value of these RSUs was $24,561. On January 18, 2007, Mr. Washinushi was granted 3,600 RSUs as a 2007 fiscal year bonus entitlement which were settled on January 24, 2008. As at January 24, 2008, the total market value of these RSUs was $15,480.

(8)
Effective August 1, 2008, Mr. Lyons was seconded to an affiliate of the Company, Data Audio-Visual Enterprises Wireless Inc. (DAVE) which, as of the secondment, reimburses the Company for Mr. Lyons compensation.

(9)	Mr. Knapton was granted 2,212 RSUs on November 14, 2007 which were settled on January 24, 2008. As at January 24, 2008, the total market value of these RSUs was $9,511.
(10)	Ms. Gillespie was appointed Vice President, Marketing effective January 7, 2008.

Long-Term Compensation  - Option Granted During the Fiscal Year Ended August 31, 2008

During the most recently completed financial year, we issued to our directors, officers and employees a total of 1,117,000 options to acquire Subordinate Voting Shares, of which 722,000 options were issued to the Named Executive Officers. However, as of the date hereof, such 156,000 options have been cancelled (in accordance with the terms of the Company’s Stock Option Plan) in connection with the resignations or terminations of employment of certain employees.

Long Term Compensation - Restricted Stock Unit Granted During the Fiscal Year Ended August 31, 2008

During the most recently completed financial year, we issued a total of 59,661 Restricted Stock Units, or RSUs, 21,523 of which were issued to the Named Executive Officers, as summarized above in the Executive Compensation table and to former Executive Officers. Each of James McCutcheon and Bob Storey received 8,049 RSUs and 8,002 RSUs, respectively, in lieu of their director compensation for the 2007 fiscal year. The remaining 22,087 RSUs were issued to senior members of management other than the Named Executive officers, former Executive Officers, former employees and senior level directors as part of their bonus entitlement for the fiscal year ended August 31, 2008.

Long-Term Compensation - Option Grants During the Current Fiscal Year

No options have yet been granted to the Board of Directors during the 2009 fiscal year. On November 6, 2008 the Board of Directors approved a grant of 177,000 options to acquire Subordinate Voting Shares to the Named Executive Officers and 169,500 options to senior members of management other than the Named Executive Officers and senior level directors.

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

Michael Moskowitz.  The employment agreement with Mr. Moskowitz is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $350,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan and a guaranteed minimum annual bonus of $175,000 in the first year of employment. The agreement provides for a signing bonus of $100,000. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Moskowitz’s employment and for periods of 18 and 12 months, respectively, following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Moskowitz's employment is terminated for any reason other than for cause, Mr. Moskowitz will receive his base salary and an amount equivalent to 24 months of his bonus, (based on a minimum of $175,000 for the first two years of employment and thereafter an amount equal to the sum of the two years bonus preceding any termination) and other forms of compensation for a period of 24 months following the date of such termination. If Mr. Moskowitz's employment is terminated, or if he resigns for good reason, within 6 months following a change of control, Mr. Moskowitz will receive the payments and benefits referred to above as if his termination was for any reason other than cause.

Michael Washinushi. The employment agreement with Mr. Washinushi is for an indefinite term, subject to the provisions within the agreement. The agreement provided for a current base salary of $250,000, which has increased to the current level disclosed above  in the table under  “Item 6 - Directors, Senior Management And Employees - B. Executive Compensation”, and eligibility to receive a maximum annual bonus of up to 60% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Washinushi’s employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Washinushi’s employment is terminated for any reason other than for cause, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Washinushi’s employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Washinushi will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 18 months following the date of such termination.

Stewart Lyons. The employment agreement with Mr. Lyons is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $150,000, which has increased to the current level disclosed above in the table under  “Item 6 - Directors, Senior Management And Employees - B. Executive Compensation”, and eligibility to receive a maximum annual bonus of up to 50% of his base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Lyons’ employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Lyons’ employment is terminated for any reason other than for cause, Mr. Lyons will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Lyons’ employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Lyons will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 18 months following the date of such termination.

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

During the fiscal year ended August 31, 2008, the Audit Committee of the Company consisted of the following three directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. Pierre Boivin serves as Chairman of the Audit Committee. During the fiscal year ended August 31, 2008, the Audit Committee met 4 times.

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

During the fiscal year ended August 31, 2008, the Compensation Committee of the Company consisted of the following three directors, all of whom are independent within the meaning of applicable securities laws: Pierre Boivin; James W. McCutcheon; and  Robert Storey. Robert Storey serves as Chairman of the Compensation Committee. During the fiscal year ended August 31, 2008, the Compensation Committee met 2 times.

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

During the fiscal year ended August 31, 2008, the Corporate Governance Committee consisted of the following three directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. James W. McCutcheon serves as Chairman of the Corporate Governance Committee.

D.           EMPLOYEES

As of October 31, 2008, we had 88.5 full-time equivalent employees, which included 6 members of senior management and 82.5 employees working in Finance, Human Resources, Sales & Marketing, Programming, Infrastructure and IT. This is an increase of 13.5 full-time equivalent employees since August 31, 2007. We also continue to engage Accenture Inc. to design, build, and deploy a subscriber management system that includes billing, customer care, supply chain, subscriber management and radio provisioning systems. In addition, we rely upon a number of consultants and other advisors. The extent and timing of any increase in staffing will depend on the availability of qualified personnel and other developments in our business. None of our employees are represented by a labor union, and we believe that our relationship with our employees is good.

E.	SHARE OWNERSHIP

The following table sets forth the names of the Company’s Named Executive Officers and directors and the number of Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Name	Subordinate Voting Shares Beneficially Owned or Controlled as of November 6, 20081)	Percent of total shares held

John I. Bitove	27,795,030(2)	57.79%
Michael Moskowitz	203,000(3)	*
Michael Washinushi	273,712(4)	*
Stewart Lyons	457,387(5)	*
Mark Knapton	9,445(6)	*
Janet Gillespie	1,400(7)	*
Philip Evershed	25,000(8)	*
Mat Wilcox	178,055(9)	*
Gary M. Parsons	Nil	Nil
Joseph A. Verbrugge	Nil	Nil
Marc Comeau	Nil	Nil
Robert Storey	85,739(10)	*
James W. McCutcheon	100,995(11)	*
Pierre Boivin	77,500(12)	*

Notes

(1)
Individual directors have furnished information as to Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned by them, directly or indirectly, or over which they exercise control or direction and assuming exercise of vested options.

(2)
Includes: 27,142,711 Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, which are controlled indirectly by John I. Bitove through CSRI Inc.; and assuming exercise of 553,000 vested options.

(3)	Assuming exercise of 203,000 vested options.

(4)	Assuming exercise of 228,000 vested options.

(5)	Assuming exercise of 138,000 vested options.

(6)	Assuming exercise of 6,733 vested options.

(7)	Assuming exercise of 1,400 vested options.

(8)	Assuming exercise of 25,000 vested options.

(9)	Assuming exercise of 25,000 vested options.

(10)	Assuming exercise of 75,000 vested options.

(11)	Assuming exercise of 75,000 vested options.

(12)	Assuming exercise of 75,000 vested options.

*	Individual beneficially owns less than 1% of all Subordinate Voting Shares.

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

As at the end of our last fiscal year, we had issued to our directors, officers and employees a total outstanding balance of 3,490,500 options to acquire Subordinate Voting Shares.  On November 14, 2007 we issued to five members of the Board of Directors and two members of management 745,000 options to acquire Subordinate Voting Shares.  The options vest from immediately to three years.  In January 2008, the Company issued to certain of its employees 372,000 options to acquire Subordinate Voting Shares. The options vest from one to three years. As at August 31, 2008 a cumulative total of 240,750 options were cancelled (in accordance with the terms of the Plan) as a result of the resignations or terminations of employment of certain employees and officers.  The following chart sets out the number of options to purchase Subordinate Voting Shares issued to the groups of individuals identified below which are outstanding as at August 31, 2008.

Group	Number of Persons Holding Option	Number of Options	Exercise Price	Market Value on Date of Grant	Expiration Dates
Named Executive Officers and Former Executive Officers.	3 3 1 4 1 1 1	800,000 800,000 10,000 156,000 545,000 21,000 4,000	$0.01 $16.00 $8.74 $5.38 $5.40 $5.28 $6.53	N/A $12,800,000 $87,400 $839,280 $2,943,000 $110,880 $26,120	December 12, 2012(1) December 12, 2012(1) July 13, 2013 November 14, 2014 January 2, 2015 January 14, 2014 April 16, 2014
Directors and Former Directors who are not Named Executive Officers	3 5	75,000 200,000	$16.00 $5.38	$1,200,000 $1,076,000	December 12, 2012(1) November 14, 2012
Current and Former Employees	2 2 10 Greater than 10 Greater than 10	275,000 275,000 130,000 36,000 163,500	$0.01 $16.00 $8.74 $6.53 $5.38	N/A $4,400,000 $1,136,200 $235,080 $879,630	December 12, 2012(1) December 12, 2012(1) July 13, 2013 April 16, 2014 November 14, 2014
Consultants	-	-	-	-	-

Notes:

(1) The expiration date of these options is or will be, as applicable, seven years from the closing of our initial public offering.

On November 6, 2008 the Board of Directors approved a grant of 177,000 options to acquire Subordinate Voting Shares to the Named Executive Officers and 169,500 options to senior members of management other than the Named Executive Officers and senior level directors.

As at the date hereof, our directors and Named Executive Officers and former Executive Officers hold options to acquire an aggregate of 2,788,000 of our Subordinate Voting Shares, our employees and, in limited cases, former members of management, hold options to acquire an aggregate of 1,048,000 of our Subordinate Voting Shares, and no consultants hold any options.

Reference is made to “Item 6  - Directors, Senior Management and Employees  - Compensation  - Executive Compensation” above for information regarding the number of options granted to each of the Named Executive Officers during the fiscal year ended August 31, 2008.

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

As of the date hereof, our directors and named Executive Officers hold an aggregate of 16,051 RSUs which are not conditioned on continued employment with the Company.

Reference is made to “Item 6 - Directors, Senior Management and Employees - Compensation - Executive Compensation” above for information regarding the number of RSUs granted to each of the Named Executive Officers during our fiscal year ended August 31, 2008.

Item 7  - Major Shareholders And Related Party Transactions

A.           MAJOR SHAREHOLDERS

The following table shows the name of each person or company who, as at November 4, 2008, owned of record, or who, to our knowledge, owned beneficially, directly or indirectly, more than 5% of our Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares.

Principal Shareholder	Type of Ownership	Number of Subordinate Voting Shares	Percentage of Subordinate Voting Shares Outstanding

CSRI Inc.(1)	Direct	27,142,711	56.43%
XM Satellite Radio Holdings Inc.(2)	Direct	11,077,500	23.03%
General Motors of Canada Limited	Direct	3,323,250	6.9%

Notes:

(1)
CSRI Inc., formerly Canadian Satellite Radio Investments Inc., is controlled by John I. Bitove, our Executive Chairman. CSRI Inc. holds its interest in the form of 81,428,133 Class B Voting Shares which represents 79.54% of the voting rights attached to the securities of the Company.

(2)	XM is a wholly owned subsidiary of Sirius XM Radio Inc.

B.	RELATED PARTY TRANSACTIONS

The Company, CSR Inc. and CSRI Inc., formerly Canadian Satellite Radio Investments Inc., which is controlled by John I. Bitove, our Executive Chairman, have entered into a shareholders agreement with XM (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides for matters relating to the composition of our board of directors and the board of directors of CSR Inc., and also contains certain rights and restrictions with respect to the shareholders of each of XM and CSRI Inc. In addition, the lease for our Toronto studio is with an affiliate of CSRI Inc.

In addition, we have entered into a number of operational, credit and governance agreements with XM, one of our principal shareholders, including a license agreement, a programming agreement, a credit facility, a shareholders agreement and a registration rights agreement providing for certain demand and piggyback registration rights in connection with our Subordinate Voting Shares. See “Item 10 - C. Material Contracts”. Mr. Gary Parsons and Dr. Joseph Verbrugge, who were each appointed as directors prior to the closing of our initial public offering, are each officers and Mr. Parsons is a director of Sirius XM.

Mr. Marc Comeau, one of our directors, is an officer of GMCL. We have agreed to a distribution arrangement with GMCL.

During the year ended August 31, 2006, CSRI Inc. advanced $300,000 to the Company. This loan is non-interest-bearing, has no fixed terms of repayment and was repaid during the year ended August 31, 2007. In addition, during the year ended August 31, 2008, CSRI Inc. incurred $225,395 (2007 - $204,905) of costs related to the Company’s license application process. This amount has been included in contributed surplus. (See our annual financial statements for the fiscal year ended August 31, 2008 which are included in this annual report beginning on page F-1.)

During the year ended August 31, 2008, the Company received printing services from AMI Printing valued at approximately $136,165(2007 - $671,046). An affiliate of CSRI Inc. holds an indirect minority interest in AMI Printing.

During the year ended August 31, 2008, the Company received payroll services from Priszm LP in the amount of $30,000 (2007 - $27,723). In addition, the Company sold approximately $184,393(2007 - $226,800) of advertising to Priszm LP during the year. Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Company’s Executive Chairman.

During the year ended August 31, 2008, the Company received field marketing services from Vision Group of Companies (Vision), valued at approximately $605,079 (2007 - $2,277,600). This amount consists of fees paid to Vision of $197,500 (2007-$375,000) and amounts paid by Vision to vendors on the Company’s behalf of $407,579 (2007-$1,902,600). The principal of Vision is related to the Company’s Executive Chairman.

During the year ended August 31, 2008, the Company incurred consulting services related to public relations from the Wilcox Group totalling $197,916 (2006 - $388,226). Mat Wilcox, a director of the Company is the principal of the Wilcox Group.

During the year ended August 31, 2008, the Company incurred $364,926 (2007 -$536,427) of expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from a company controlled by the Company’s Executive Chairman. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million.

During the year ended August 31, 2008, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc (DAVE) in the amount of $54,725 for which the Company was reimbursed. The Company’s Executive Chairman is the Chairman and controlling shareholder of DAVE.

During September 2007, the Company issued convertible notes. $4.0 million of the convertible notes were issued to XM and $6.0 million were issued to shareholders of CSRI, including the Executive Chairman. (A description of the Convertible Notes is included in note 3 in the Notes to the Company’s annual financial statements for the fiscal year ended August 31, 2008 included under Item 18 of this report.

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

Item 8  - Financial Information

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated balance sheets as at August 31, 2007 and 2008 and consolidated statements of operations shareholder’s equity and cash flows for the years ended August 31, 2006, 2007 and 2008, including the notes thereto and together with the auditors’ report thereon, are presented at Item 18 of this annual report.

B.           SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since August 31, 2008.

Item 9  - The Offer And Listing

A.           OFFER AND LISTING DETAILS

Not applicable.

B.           PLAN OF DISTRIBUTION

Not applicable.

C.           MARKETS

Not applicable.

D.           SELLING SHAREHOLDERS

Not applicable.

E.           DILUTION

Not applicable.

F.           EXPENSES OF THE ISSUER

Not applicable.

Item 10  - Additional Information

A.           SHARE CAPITAL

Not applicable.

B.           MEMORANDUM AND ARTICLES OF ASSOCIATION

The Articles of Amalgamation of the Company have been previously filed by us as Exhibit 3.1 of Canadian Satellite Radio Holdings Inc.’s Amendment No.1 to the Registration Statement on Form F-4 dated June 28 2006, Registration Statement No. 333-134004. Our Articles of Amalgamation are referred to as our “Articles”. A summary of certain provisions of our Articles and bylaws has been previously filed by us under Item 10 B. of Canadian Satellite Radio Holdings Inc.’s Form 20-F for the fiscal year ended August 31, 2007, Registration Statement No. 333-134004.

C.           MATERIAL CONTRACTS

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or our subsidiary is a party:

(a)	XM System License Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4  - Information on the Company  - Business Overview  - Operational Agreements”.

(b)	Programming Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4  - Information on the Company  - Business Overview  - Operational Agreements”.

(c)	Repeater Purchase Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4  - Information on the Company  - Business Overview  - Other Agreements”.

(d)	Technical Services Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4  - Information on the Company  - Business Overview  - Other Agreements”.

(e)	Trademark License Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4  - Information on the Company  - Business Overview  - Other Agreements”.

(f)	Distribution Agreement, effective as of November 10, 2005, by and among General Motors of Canada Limited, Canadian Satellite Radio Inc. and XM Satellite Radio Inc.

Reference is made to “Item 4  - Information on the Company  - Business Overview  - GMCL Distribution Arrangement”.

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

Interest on amounts outstanding under the XM Credit Facility  accrue quarterly at a rate of 9 % per annum on draws prior to September 1, 2008 and at a rate of 17.75% per annum thereafter and are payable through additional borrowings under the XM Credit Facility until availability under the XM Credit Facility is exhausted, and thereafter in cash. We have also guaranteed the obligations outstanding under the XM Credit Facility.

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

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences to U.S. persons (as defined below) of the ownership and disposition of notes acquired in the exchange offer which expired on August 1, 2006 (the “Exchange Offer”). Subject to the exceptions, assumptions and qualifications set forth below, the discussion accurately reflects the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of notes acquired in the Exchange Offer. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion assumes that U.S. persons holds the notes as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address the tax consequences to holders that are not U.S. Holders or the tax consequences that may be relevant to particular initial investors in light of their personal circumstances or to certain types of initial investors subject to special tax rules (such as for example brokers, banks and other financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates or former long-term residents of the U.S., investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, investors that hold notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). In addition, this discussion does not include any description of estate and gift tax consequences, or the tax laws of any state, local or foreign government that may he applicable to the notes.

No rulings from the U.S. Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not disagree with or challenge any position taken herein regarding the tax consequences of the ownership or disposition of the notes, or that any such position, if challenged, would be sustained.

EACH U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO SUCH HOLDER IN LIGHT OF ITS PARTICULAR SITUATION WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF THE NOTES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY OTHER RELEVANT FOREIGN, STATE, LOCAL, OR OTHER TAXING JURISDICTION.

As used herein, the term “U.S. person” means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or of any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) have authority to control all substantial decisions of such trust, or (B) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and has a valid election in effect to continue to be so treated.

If a partnership or other pass-through entity holds the notes, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass-through entity that holds notes, you should consult your tax advisor.

Taxation of Interest on Notes

Stated interest on a note will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s method of accounting for tax purposes. In addition to interest on the notes, a U.S. Holder will be required to include as income any Additional Amounts paid as a result of the imposition of foreign withholding taxes (see “Description of Notes-Additional Amounts”). As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives.

Market Discount

If a U.S. holder acquired a note for an amount that is less than its principal amount, then subject to a statutory de minimus rule, the difference will be treated as market discount. Market discount generally accrues on a straight-line basis over the remaining term of the note. Upon an irrevocable election, however, market discount will accrue on a constant yield basis. A U.S. Holder might be required to defer all or a portion of the interest expense on indebtedness incurred or continued to purchase or carry a note. If a U.S. Holder elects to include market discount in gross income currently as it accrues, the preceding rules relating to the recognition of market discount and deferral of interest expense will not apply. An election made to include market discount in gross income as it accrues will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the IRS.

Sale, Redemption or Retirement of the Notes

Upon the sale, redemption, retirement at maturity or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such U.S. Holder’s adjusted tax basis in a note. A U.S. Holder’s adjusted tax basis in an exchange note generally will be its cost for the note increased by any accrued market discount previously included in income through the date of disposition. A gain or loss recognized on the disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the note is treated as having been held for more than one year. In the case of a U.S. Holder who is a non-corporate taxpayer, including an individual, the maximum US federal income tax rate on net long-term capital gain is 15%. The deductibility of capital losses is subject to limitations.

Foreign Tax Credit Considerations

If interest payments on the notes become subject to Canadian withholding taxes, a U.S. Holder may be able, subject to generally applicable limitations, to claim a foreign tax credit or take a deduction for such withholding taxes imposed on interest payments (including any Additional Amounts). Interest (including any Additional Amounts) will constitute income from sources without the U.S. for U.S. foreign tax credit limitation purposes. For taxable years beginning after December 31, 2006, interest income (including any Additional Amounts) generally will constitute “passive income” for U.S. foreign tax credit limitation purposes. The rules governing the U.S. foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors regarding the application of such rules to their particular circumstances.

If the U.S. Holder is a U.S. resident (as defined in section 865 of the Code), gains realized upon disposition of a note by such U.S. Holder generally will be U.S. source income, and disposition losses generally will be allocated to reduce U.S. source income.

Backup Withholding and Information Reporting

Backup withholding currently at a rate of 28% and information reporting requirements may apply to certain payments of principal of, and interest on, a note and to proceeds of the sale or other disposition of a note before maturity, if a U.S. Holder:

•	fails to furnish its taxpayer identification number,

•	fails to certify that such number is correct,

•	fails to certify that such U.S. Holder is not subject to backup withholding, or

•	otherwise fails to comply with the applicable requirements of the backup withholding rules.

Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemptions from backup withholding and information reporting are properly established. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

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

Based on the foregoing, amounts that we pay to you as interest, principal or premium on the notes will not be subject toCanadian withholding tax provided that you deal at arm’s length with us at the time we make the payments, and no other taxes on income (including taxable capital gains) will be payable under the Act in respect of the holding, redemption or disposition of notes.

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

I.           SUBSIDIARY INFORMATION

Not applicable.

Item 11  - Quantitative and Qualitative Disclosures About Market Risk

The Company has formed an Investment Committee, consisting of directors and senior officers of the Company, in order monitor and account for the risks associated with fluctuations in interest rates, foreign currency exchange rates and other credit risk factors.

To perform sensitivity analysis, we assess the risk of loss in fair values due to the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. Information provided by the analysis does not represent our view of future market changes, nor does it necessarily represent the actual changes in fair value that we would incur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. In reality, changes in one factor may result in change in another, which may magnify or counteract the sensitivities. The results of sensitivity analysis at August 31, 2008 follow.

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

At August 31, 2008, a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, with all other variables remaining constant, would result in a $10.6 million change in the fair market value of our notes and a $6.5 million change in the value of our obligations due under the broadcasting agreement with the NHL.

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

Equity Price Risk

As of August 31, 2008, we were not exposed to material market risk from changes in the market value of long-term investments, as we did not hold any significant publicly traded long-term investments.

Item 12  - Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13  - Defaults, Dividend Arrearages and Delinquencies

None.

Item 14  - Material Modifications to The Rights Of Security Holders And Use Of Proceeds

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

There have been no modifications to the rights of security holders.

USE OF PROCEEDS

Not applicable.

Item 15  - Controls and Procedures

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to them by others. As at August 31, 2008, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to ensure the information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

•
provide reasonable assurance providing prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Company’s assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal controls over financial reporting to future periods is subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

           During the year the Company documented and assessed its systems of internal controls over financial reporting as contemplated pursuant to Rule 404 of the Sarbanes Oxley Act of 2002.  Management has used the criteria set forth in Internal Controls - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at August 31, 2008, the Company’s internal control over financial reporting was effective.

Item 16  - [RESERVED]

Item 16A  - Audit Committee Financial Expert

Our Board of Directors has determined that Pierre Boivin is an “audit committee financial expert” (as defined in Item 16A of Form 20-F) serving on our Audit Committee. Our Board of Directors has determined that Pierre Boivin is an “independent” director, as defined under SEC rules.

Item 16B  - Code of Ethics

We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to all our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have filed a copy of this code of ethics as Exhibit 11.1 to this annual report. Any person who would like a copy of our code of ethics may request so, without charge, by contacting us at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

We have not made any amendments to or granted a waiver from a provision of the code of ethics with respect to any of our director, officer or employees.

PricewaterhouseCoopers LLP has served as our independent public accountant for the fiscal year ending August 31, 2008, for which audited consolidated financial statements appear in this annual report on Form 20-F.

Item 16C  - Principal Accountant Fees and Services

PricewaterhouseCoopers LLP has served as our independent public accountant for the fiscal year ending August 31, 2008, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The Audit Committee of our Board of Directors establishes the external auditors’ compensation. In 2006, our Audit Committee also established policies and procedures to pre-approve all audit and non-audit services to be performed by the external auditors, but only to the extent those services are permitted by the Sarbanes-Oxley Act of 2002 and Canadian law.

Our audit committee approved all audit services provided to the Company for the periods listed below.

For the fiscal year ended August 31, 2008, all of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to this “de minimis exception” under the Sarbanes-Oxley Act of 2002. The following table presents the aggregate fees for professional services and other services rendered by our independent auditor, PricewaterhouseCoopers LLP, for the fiscal years ended August 31, 2008 and 2007.

	2008	2007

Audit Fees	$223,500	$221,000
Audit-Related Fees	-	-
Tax Fees	43,204	77,880
All Other Fees	143,054	12,500
Total Fees	409,758	311,380

Audit Fees -
 these fees include professional services rendered by the external auditors for the review of interim financial statements audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings.

Tax Fees -	these fees include services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

Other Fees -	these fees include professional services for assistance provided related to the company’s compliance with requirements under Sarbanes-Oxley.

Item 16D  - Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E  - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17  - Financial Statements

Not applicable.

Item 18  - Financial Statements

Our audited balance sheets as at August 31, 2008 and our audited statement of operations and deficit and cash flows for the fiscal period ending August 31, 2008, including the notes thereto and together with auditor’s report thereon, are included in this annual report beginning on page F-1.

Item 19  - Exhibit

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

2.4
Trust Indenture, dated September 12, 2007, between Canadian Satellite Radio Holdings Inc. and CIBC Mellon Trust Company, as Debenture Trustee, providing for the issuance of Convertible Unsecured Subordinated Debentures. (incorporated by reference to Exhibit 2.4 of Canadian Satellite Radio Holdings Inc.’s Form 20-F for the fiscal year ended August 31, 2007, Registration Statement No. 333-134004).

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

12.1
Certification of Michael Moskowitz, President and Chief Executive Officer of Canadian Satellite Radio Holdings Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2
Certification of Michael Washinushi, Chief Financial Officer of Canadian Satellite Radio Holdings Inc., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1
Certification of Michael Moskowitz, President and Chief Executive Officer of Canadian Satellite Radio Holdings Inc., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Michael Washinushi
Chief Financial Officer, Treasurer and Secretary

Dated: November 6, 2008

Index to Consolidated Financial Statements
Canadian Satellite Radio Holdings Inc.

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

November 6, 2008

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Canadian Satellite Radio Holdings Inc.

We have audited the consolidated balance sheets of Canadian Satellite Radio Holdings Inc. as at August 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with both the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Both standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2008 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 of the financial statements, the Company changed its accounting policies related to financial instruments.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

Canadian Satellite Radio Holdings Inc.
Consolidated Balance Sheets
As at August 31, 2008 and 2007

	2008	2007
	$	$
Assets

Current assets
Cash	6,344,793	9,524,931
Short term investments	11,282,146	5,281,000
Restricted investment - letter of credit (note 14)	4,000,000	-
Accounts receivable	5,538,348	4,904,803
Inventory	229,597	2,462,975
Prepaid expenses and other assets	2,410,579	1,292,335
Restricted investments (note 3)	6,630,744	13,043,109

	36,436,207	36,509,153

Long term prepaids	1,381,685	1,108,980

Restricted investments (note 3)	-	6,301,677

Deferred financing costs (note 3)	-	4,456,280

Property and equipment (note 4)	17,748,597	20,878,489

Contract rights, distribution rights and computer software (note 5)	200,718,239	219,897,424

Total assets	256,284,728	289,152,003

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (notes 6 and 12)	20,618,164	19,822,541
Interest payable	849,059	590,315
Deferred revenue	19,926,157	10,445,788

	41,393,380	30,858,644

Long-term debt (note 3)	124,856,195	107,434,473

Deferred revenue	3,588,033	3,626,134

Other long-term liabilities (note 14)	2,435,481	376,316

Total liabilities	172,273,089	142,295,567

Shareholders’ Equity
Share capital (note 7)	314,834,565	312,948,883
Contributed surplus (notes 6 and 7)	39,723,905	30,129,704
Deficit	(270,546,831)	(196,222,151)

Total shareholders’ equity	84,011,639	146,856,436

Total liabilities and shareholders’ equity	256,284,728	289,152,003

Contracts, contingencies and commitments (note 14)

Approved by Board of Directors

(signed) John I. Bitove	(signed) Pierre Boivin
John I. Bitove, Director	Pierre Boivin, Director

Canadian Satellite Radio Holdings Inc.
Consolidated Statements of Operations and Deficit
For the years ended August 31, 2008, 2007 and 2006

	2008	2007	2006
	$	$	$

Revenue	39,457,043	21,244,380	6,949,282

Operating expenses
Cost of revenue	29,085,275	25,313,304	19,050,684
Indirect costs (note 6)	-	-	827,125
General and administrative (note 6)	14,921,996	16,201,717	18,465,217
Special charges (note 9)	-	2,024,080	-
Stock-based compensation (notes 6 and 7)	3,388,354	3,143,643	23,694,846
Marketing	26,405,645	28,509,494	28,021,159
Amortization of intangible assets and property and equipment	22,283,112	22,409,443	15,914,239

	96,084,382	97,601,681	105,973,270

Loss before the undernoted	(56,627,339)	(76,357,301)	(99,023,988)

Interest revenue	1,741,037	2,491,256	2,619,481

Interest expenses	(16,858,559)	(15,287,703)	(8,279,303)

Revaluation of derivative	(1,034,600)	-	-

Foreign exchange gains(losses)	(1,545,219)	4,513,905	1,980,232

Net loss for the year	(74,324,680)	(84,639,843)	(102,703,578)

Deficit - Beginning of year	(196,222,151)	(111,582,308)	(8,878,730)

Deficit - End of year	(270,546,831)	(196,222,151)	(111,582,308)

Basic and fully diluted loss per share (note 8)	(1.55)	(1.78)	(2.99)

Canadian Satellite Radio Holdings Inc.
Consolidated Statements of Cash Flows
For the years ended August 31, 2008, 2007 and 2006

	2008	2007	2006
	$	$	$
Cash provided by (used in)

Operating activities
Net loss for the year	(74,324,680)	(84,639,843)	(102,703,578)
Add (deduct): Non-cash items
Costs paid by parent company	225,395	204,905	3,049,041
Stock-based compensation expense	3,388,354	3,143,643	23,694,846
Amortization of intangible assets	19,198,931	19,278,227	14,075,636
Amortization of property and equipment	3,062,110	3,131,216	1,838,603
Accrued interest - debt	258,744	71,154	519,161
Accrued interest receivable	(678,181)	(1,266,730)	(814,774)
Interest accretion expense	814,891	690,000	373,752
Increase in other long term liabilities	2,062,022	35,079	25,299
Revaluation of derivative	1,034,600	-	-
Writeoff of prepaid advertising	-	2,000,000
Unrealized foreign exchange gains	540,111	(3,634,039)	(2,098,253)
Loss on disposal of property and equipment	388,002	-	-
Net change in non-cash working capital related to operations (note 10)	18,360,027	18,229,966	(206,745)

Net cash used in operating activities	(25,669,674)	(42,756,422)	(62,247,012)

Investing activities
Payment of interest expense from restricted investments	12,927,225	14,270,438	7,396,855
Sale of short-term investments and restricted investments	19,712,324	-	-
Purchase of short-term investment and restricted investments	(29,181,793)	(5,850,000)	(41,015,595)
Purchase of property and equipment	(399,380)	(1,524,723)	(24,055,466)
Proceeds on sale of property and equipment	49,022	-	-
Rebate received on prior year purchase of computer software	-	432,157	-
Purchase of computer software	(14,917)	(83,240)	(8,570,715)

Net cash provided by (used in) investing activities	3,092,481	7,244,632	(66,244,921)

Financing activities
Initial public offering - net of issuance costs	-	-	50,042,354
Shares issued to CSR Investments	-	-	15,000,000
Proceeds from convertible notes	19,396,445	-	-
Deferred financing costs	-	-	(5,520,032)
Proceeds from long-term debt	-	-	115,420,000
Proceeds from XM credit facility	3,062,488	-	-
Repayment of XM credit facility	(3,062,488)	-	-

Net cash provided by financing activities	19,396,445	-	174,942,322

Foreign exchange gain(loss) on cash held in foreign currency	610	(151,493)	(1,262,195)
Change in cash and cash equivalents during the year	(3,180,138)	(35,663,283)	45,188,194

Cash and cash equivalents - Beginning of year	9,524,931	45,188,214	20

Cash and cash equivalents - End of year	6,344,793	9,524,931	45,188,214

Supplemental cash flow disclosures
Rights acquired through issuance of shares			245,152,988
Prepaid advertising purchased through issuance of equity			2,000,000
Utilization of XM credit facility (note 3)	5,493,419	2,136,400
Convertible notes interest settled in shares	960,478

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

1	Organization and nature of business

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

The Company has certain exclusive arrangements with XM Satellite Radio Holdings Inc. (XM) to provide the Company’s services in Canada, as further explained in note 13. The Company’s operations depend on XM’s programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency. As a result of this dependency, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, the Company’s business may suffer as well.

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

Short-term investments

Short-term investments consist of Canadian dollar bank acceptances with original maturities of two to twelve months, which are measured at amortized cost using the effective interest method.

Restricted investments

As at August 31, 2008, restricted investments represent securities held in trust as security against the next interest payment with respect to the debt offering described in note 3. Restricted investments consist of US dollar denominated certificates of deposits totalling approximately US$6.2 million. These investments are recorded at amortized cost using the effective interest method.

Inventory

Inventory is valued at the lower of weighted average cost and market value and consists of finished goods.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

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

Asset retirement obligations

The Company has obligations with respect to the retirement of terrestrial repeater equipment and restoration of facilities back to their original state at the end of the lease term. Accruals are made based on management’s estimates of current market restoration costs, inflation rates and discount rates. At the inception of a lease, the present value of the expected cash payments is recognized as an asset retirement obligation with a corresponding amount recognized in property assets. The property asset amount is amortized and the liability is accreted over the period from the lease inception to the time the Company expects to remove the terrestrial repeater equipment and vacate the premises, resulting in both amortization and accretion charges in the consolidated statements of operations and deficit. The Company reviews its asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect any changes in the estimates. Such changes will be recorded in the accounts of the Company as they occur.

During the year ended August 31, 2008, the Company incurred an asset retirement obligation of $14,026 (2007 - $30,832), which is included in other long-term liabilities, recorded accretion expense of $36,682 (2007 - $35,079) and withdrew $16,872 for the closure of an existing site.

Contract rights, distribution rights and computer software

Contract rights, distribution rights and computer software consist of: XM rights; General Motors of Canada Limited (GMCL), Honda Canada Inc. (Honda) and Nissan Canada Inc. (Nissan) distribution rights; and computer software. These assets are recorded at cost and amortized as follows:

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

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

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided, the sales price is fixed or determinable and collectability is reasonably assured. In addition to this general policy, the following paragraphs describe revenue recognition policies from our major categories: subscriber and activation fees, advertising and equipment sales.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

a) Subscriber and activation fees

Subscriber fees, which generally are billed in advance, are recognized as the service is provided over the expected term of the subscriber contract, once a customer enters into a subscription agreement. Sales incentives consisting of rebates to customers are accounted for as reductions of revenue when the revenue is recognized or the incentive is offered. Fees billed to automakers for services offered to automobile purchasers during the promotional periods are offset by amounts owed to the automakers for subsidies related to the sale of the automobiles with our product in accordance with Emerging Issues Committee abstract No.156, Accounting by a Vendor for Consideration given to a Customer (including a Reseller of the Vendor’s Products).

Activation fees are recognized over the estimated 40-month life of the customer relationship. Consideration received in advance of revenue recognition is recorded as deferred revenue.

b) Equipment

Equipment revenue is recognized at the time of shipment or delivery of the equipment.

Bundled Service Offerings

The Company recognizes revenue for sales of bundled packages, which might include a radio, activation and/or service component, pursuant to Emerging Issues Committee Abstract No. 142, Revenue Arrangements with Multiple Deliverables (EIC142). Pursuant to EIC142, the Company allocates the consideration received based on the relative fair values of the individual components. Given objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting or element based on relative fair values.

c) Advertising

The Company recognizes advertising revenue from the sales of advertisements in the period in which the advertising is broadcast.

Non-Monetary Transactions

Non-monetary transactions involve the exchange of advertising and satellite radio services for advertising and other services.

All non-monetary transactions are measured at the fair value of the goods and services received or provided, whichever is more reliably determined, except when: (a) the transaction lacks commercial substance; (b) the transaction is an exchange of product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; (c) neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or (d) the transaction is a non-monetary, non-reciprocal transfer to owners that represent a spin-off or other form of restructuring or liquidation. In these cases, the transaction is measured at the carrying value.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

Marketing

Advertising and marketing includes advertising and costs for media and events which are expensed as incurred.

Marketing also includes incentives and subsidies to retailers and manufacturers to promote the distribution of radios with the capacity to receive XM satellite digital radio programming (XM Radios). These costs are generally expensed upon sale or activation of the XM Radios.

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

Accounting changes

As required by the Canadian Institute of Chartered Accountants (CICA), on September 1, 2007, the Company adopted CICA Handbook Sections 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation and 3865, Hedges. The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

In December 2006, the CICA issued Section 3862, “Financial Instruments - Disclosures,” and Section 3863 “Financial Instruments - Presentation”. These standards enhance existing disclosures in previously issued Section 3861 “Financial Instruments - Disclosure and Presentation”.  Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis.  The Company adopted these new standards early, effective August 31, 2008.  This standard impacts note disclosures provided by the Company (see note 16) but does not impact the consolidated financial position, results of operations or cash flows.

a)	Section 1530 Comprehensive Income

Section 1530 requires a statement of comprehensive income, which consists of net income and other comprehensive income (OCI).  OCI is a new requirement to temporarily present certain gains and losses outside of net income until realized. The Company did not have OCI during the year ended August 31, 2008, 2007 or 2006 and its comprehensive loss consisted of its loss.

b)	Section 3251, Equity

Section 3251establishes standards for the presentation of equity and changes in equity by category during the period. Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category of equity on the consolidated balance sheet.   The Company did not have a balance of AOCI at August 31, 2008 or 2007.

c)       Section 3855, Financial Instruments - Recognition and Measurement
          Section 3861, Financial Instruments - Disclosure and Presentation

The Company adopted CICA 3855 and CICA 3861 on September 1, 2007 in accordance with the transitionprovisions of the respective standards. CICA 3855 was adopted retroactively; however prior years’ financialstatements were not restated.

Under the new standards, all financial instruments are classified into the following categories: held for trading held to maturity investments, loans and receivables, available for sale financial assets or other liabilities.  All financial instruments within the scope of the standard are included in the consolidated financial statements and are initially measured at fair value.  Subsequently, all financial instruments are re-measured to fair value at each reporting period except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method.  Held for trading financial investments are subsequently measured at fair value and all gains and losses as a result of measurement are included in net income in the period in which they arise.  Available for sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or an impairment loss is recognized.

Classification of financial instruments

The Company has adopted the following classification for financial assets and financial liabilities:

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

Cash is classified as held-for-trading with a total carrying value of $6,344,793.  Changes in fair value for the period are recorded in earnings as interest income. Interest income of $81,926 was recognized on the financial statements for the year ended August 31, 2008.

Short-term and restricted investments are classified as held-to-maturity investments, which are measured at amortized cost using the effective interest rate method.  The Company has the intention and ability to hold these securities to maturity. Interest income of $1,659,111 was recognized on the financial statements for the year ended August 31, 2008.

Cash, short-term and restricted investments are the only interest-bearing assets on the financial statements.

Accounts receivable are classified as loans and receivables, which are measured at amortized cost using theeffective interest rate method. No interest was recognized on the financial statements as at August 31, 2008.

Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost using the effective interest rate method. No interest was recognized on the financial statements as at August 31, 2008.

Senior debt, the liability component of borrowings under the credit facility and the liability component of convertible debt are classified as other financial liabilities and recorded at amortized cost using the effective interest method. Debt issuance and transaction costs related to other financial liabilities are included in the carrying value of the debt. In prior periods, debt issuance and transaction costs were carried as deferred financing costs on the consolidated balance sheet. As a result of adopting CICA 3855 on September 1, 2007, the Company reclassified $4,456,280 of unamortized transaction costs from deferred financing costs to long-term debt.

	Carrying Values at August 31, 2008
	Held for Trading	Held to Maturity	Loans and Receivables	Other Financial Liabilities

Financial Assets
Cash	6,344,793	-	-	-
Short term investments	-	11,282,146	-	-
Restricted investments	-	4,000,000	-	-
Accounts receivable	-	-	5,538,348	-
	6,344,793	15,282,146	5,538,348	-
Financial Liabilities
Accounts payable and accrued liabilities	-	-	-	20,618,164
Senior debt	-	-	-	103,400,012
Interest payable on senior debt				582,388
Liability component of convertible debt				15,276,172
Interest payable on convertible debt				266,672
Liability component of borrowings under the credit facility				6,180,011
	-	-	-	146,323,419

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

Derivatives

Under Section 3855, derivatives are carried at fair value and are reported as financial assets when the Company has a contractual right to receive cash or another financial asset from a counterparty or exchange financial instruments with a counterparty under conditions that are potentially favourable to the Company and as financial liabilities where the Company has a contractual obligation to deliver cash or another financial asset to a counterparty or to exchange financial instruments with a counterparty that are potentially unfavourable to the Company.  The changes in fair value during the period are recorded in earnings.  At August 31, 2008, the Company does not have any derivatives outstanding.

Embedded derivatives

Under Section 3855, derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free-standing derivative; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in income.  These embedded derivatives are measured at fair value with changes therein recognized in the statement of earnings.

The Senior notes of the Company include the right to redeem the notes at the option of the Company. This redemption right has been determined to be an embedded derivative that is required to be bifurcated from the underlying debt, or host contract and accounted for as a derivative at fair value with changes in fair value recorded in earnings. As at September 1, 2007 and August 31, 2008, the amortized cost of the host contract, excluding transaction costs, was US $101 million and the fair value of the derivative was approximately US$1 million and US$0 million respectively. The value of the derivative has been netted against the senior notes on the balance sheet.

d)	Section 3865, Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale of early termination of the hedged item.  The Company did not apply hedge accounting during the year ended August 31, 2008.

Recent accounting pronouncements
In March 2007, the CICA issued Section 3031, “Inventories”, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost and net realizable value. The final standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008 and is applicable for the Company’s first quarter of fiscal 2009. The Company does not expect the new standard to have a material impact on its financial statements.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

In December 2006, CICA issued Section 1535 “Capital Disclosures,” which establishes the standards for disclosing information about an entity’s capital and how it is managed.  CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company will adopt this new standard effective September 1, 2008. This standard will impact disclosure provided by the Company but will not impact the consolidated financial position, results of operations or cash flows.

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. These amendments are effective for the Corporation for annual periods beginning after January 1, 2008. The Company plans to adopt this new guidance effective September 1, 2008. These standards could impact disclosure provided by the Company, but the Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

In February 2008, The CICA has the issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged and will be adopted by the Corporation effective September 1, 2009 .  The Corporation is currently assessing the impact of this standard may have on its financial positions, results of operations or cash flow.

3	Long term debt

	2008	2007

Senior notes	103,400,012	105,619,999
Convertible Notes	15,276,172	-
XM credit facility	6,180,011	1,814,474

	124,856,195	107,434,473

Senior Notes

Senior notes consist of US$100.0 million aggregate principal amount of 12.75% senior notes, due in 2014 (the notes). Interest payments on the notes are due semi-annually, on February 15 and August 15. The notes are redeemable at the option of the Company on or after February 15, 2010. Prior to February 15, 2009, the Company may redeem up to 25% of the notes with the proceeds of sales of its share capital. As at August 31, 2008, the principal amount of the notes outstanding is $ 107.0 million (US$100.0 million). The Senior notes included an embedded derivative (see note 2).

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

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

As part of the issuance of the above-mentioned notes, the Company incurred costs amounting to $5,520,032, which were applied against the notes.

Convertible notes

On September 12, 2007, the Company issued $20 million aggregate principal amount of 8.0% unsecured subordinated convertible notes, due September 12, 2014 (the convertible notes) in a private placement. Interest payments on the convertible notes are due semi-annually, on June 30 and December 31, commencing on December 31, 2007. $4.0 million of the convertible notes were issued to XM Satellite Radio Holdings Inc (XM) and $6.0 million were issued to shareholders of CSRI, including John I. Bitove, the Executive Chairman of the Company. CSRI is the controlling shareholder of the Company. The debenture holders may elect to receive interest payments in the form of Class A Subordinate Voting Shares of the Company based on the market price of the Class A Subordinate Voting Shares at the time of the payment. During the year ended August 31, 2008, 234,844 Class A Subordinate Voting Shares were issued to debenture holders who elected to receive the December 31, 2007 and June 30, 2008 interest payment in shares.

The convertible notes are convertible at the option of the debenture holders at any time at a conversion price of $5.92 per share. The notes are redeemable at the option of the Company on or after September 12, 2010. The Company may elect to pay the amount due on the maturity of the debentures in Class A Subordinate Voting Shares. The number of shares to be issued would be determined based on dividing the principal amounts of the debentures due by 95% of the market price of the Class A Subordinate Voting Shares on the maturity date, provided the market price of the Class A Subordinate Voting Shares exceeds $3.00.

This financial instrument contains both a liability and an equity element. The Company determined the value of the liability, the most easily measurable component to be $14,806,520 and assigned the residual amount of $5,193,480 to the equity component as allowed under the CICA Handbook Section 3863, “Financial Instruments -Presentation” (CICA 3863). As part of the issuance of the convertible notes, costs were incurred amounting to $603,555.  These costs are netted against both the liability and equity elements. The liability element is carried at amortized cost using the effective interest rate method. During the year ended August 31, 2008, $220,599 of interest accretion expense was included in the consolidated statements of operations. The accrued interest payable balance at August 31, 2008 included $266,672 for the convertible notes. The effective interest rate based on the liability element is 15%.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

XM Credit Facility

In fiscal 2006, XM provided to the Company a $45 million credit facility to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees. During the year ended August 31, 2008, the Company utilized $5,493,419 (2007 - $2,136,400) under the facility to pay fees due to XM of $5,085,312 and interest accrued thereon of $408,107. The facility matures on December 31, 2012 and bears an interest rate of 9% per year. The interest can be satisfied through additional borrowings under the facility. XM has the right to convert the unpaid principal amounts into Class A Subordinate Voting Shares of the Company at the Offering price of $16.00 per share at any time and any unpaid principal amounts are automatically converted upon the occurrence of certain conditions. The amount available under the credit agreement is permanently reduced by the aggregate principal borrowed under the facility prior to its maturity. Availability of remaining amounts of the credit facility is dependent on the Company meeting certain annual covenants. During the year ended August 31, 2008, an amendment to the credit facility was signed which will be effective for draws on the credit facility made after August 31, 2008. The amendment revised the condition to be met prior to drawing on the credit facility and amended the interest rate. The amended interest rate has been set at 17.75% based on XM’s and the Company’s effective cost of borrowing, plus 1.75%. As at August 31, 2008, the Company had $37.4 million available under the facility.

This financial instrument contains both a liability and an equity element. The Company determined the value of the liability, the most easily measureable component to be $6,064,889 and assigned the residual amount of $1,564,930 to the equity component as provided in CICA 3863. Over the term of the facility, the liability value must be accreted to its maturity value of $7,629,819, with the increase in liability value recorded as interest expense over the period the liability is outstanding. During the year ended August 31, 2008, the Company recognized $516,146 of interest expense related to the credit facility at an effective interest rate of 15.0%.

An amendment to the credit facility allowed the Company to draw on the credit facility for payments due on a specific purchase of radio inventory totalling $3.0 million during the year ended August 31, 2008. This draw did not accrue interest and was repaid on June 18, 2008. The balance was recorded at its exchange amount.

4	Property and equipment

Property and equipment consist of the following:

		2008

	Cost $	Accumulated amortization $	Net $

Terrestrial repeater network	14,577,544	4,353,530	10,224,014
Leaseholds	7,375,367	1,738,720	5,636,647
Broadcast studio equipment	1,625,576	785,321	840,255
Computer hardware	902,792	467,777	435,015
Furnishings and equipment	1,028,413	415,747	612,666

	25,509,692	7,761,095	17,748,597

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

		2007

	Cost $	Accumulated amortization $	Net $

Terrestrial repeater network	14,455,042	2,660,466	11,794,576
Leaseholds	7,494,877	1,161,223	6,333,654
Broadcast studio equipment	1,571,556	506,124	1,065,432
Computer hardware	850,582	283,144	567,438
Furnishings and equipment	1,475,684	358,295	1,117,389

	25,847,741	4,969,252	20,878,489

5	Contract rights, distribution rights and computer software

Contract rights, distribution rights and computer software consist of the following:

		2008

	Cost $	Accumulated amortization $	Net $

XM rights (notes 7 and 13)	177,610,410	32,976,227	144,634,183
GMCL distribution rights (notes 7 and 14)	53,172,000	11,247,923	41,924,077
Honda distribution rights (notes 7 and 14)	9,827,325	2,968,672	6,858,653
Nissan distribution rights (notes 7 and 14)	4,913,663	1,187,463	3,726,200
Computer software	7,747,636	4,172,510	3,575,126

	253,271,034	52,552,795	200,718,239

		2007

	Cost $	Accumulated amortization $	Net $

XM rights (notes 7 and 13)	177,610,410	21,134,594	156,475,816
GMCL distribution rights (notes 7 and 14)	53,172,000	7,157,769	46,014,231
Honda distribution rights (notes 7 and 14)	9,827,325	1,740,256	8,087,069
Nissan distribution rights (notes 7 and 14)	4,913,663	696,099	4,217,564
Computer software	7,727,889	2,625,145	5,102,744

	253,251,287	33,353,863	219,897,424

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

During year ended August 31, 2008, $19,198,931 (2007 - $19,278,227) of amortization was recorded on these intangible assets.

6	Related party accounts and transactions

John I. Bitove is the Executive Chairman of the Company and the controlling shareholder of CSRI Inc. (CSRI), the controlling shareholder of the Company.

In June 2005, CSRI granted 21,868 options to acquire shares of CSRI at $7.54 per share to certain consultants who provided services to the Company, employees of a company related to CSRI and an officer of the Company. These options had a grant date fair value of $152 per option and a total estimated fair value of $3.3 million. Approximately 75% of these options were vested and exercisable immediately and, accordingly, the compensation cost was included in indirect costs in fiscal 2005. These options were to expire in June 2008. The remaining options vest in June 2008, expire in December 2008 and compensation costs are being expensed as stock-based compensation over the three-year vesting period. The estimated fair market value of the options was determined using the Black-Scholes valuation model using the following assumptions: estimated fair value of CSRI of $152 per share; risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%. Stock-based compensation includes $180,000 (2007 - $180,000; 2006 - $90,000) related to these options.

In December 2005, through a series of steps, including the amalgamation of the Company with 2087609 Ontario Inc., the existing option holders exercised half of their options and received 1,007,289 Class A Subordinate Voting Shares. This series of steps represented a modification of the options and resulted in an additional stock-based compensatory expense of approximately $3 million during fiscal 2006. The Company did not receive any consideration on the exercise of these options.

During fiscal 2008, the term of the unexercised options granted by CSRI were extended to December 31, 2010. This modification did not result in a significant amount of additional stock-based compensation expense.

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

As described in note 7, XM has a 23.30% interest in the Company. See note 13 and note 14 for transactions with and amounts owed to XM.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

During the year ended August 31, 2008, CSRI incurred $225,395 (2007 - $204,905; 2006 - $3,049,041) of costs related to the Company’s licence application process. This amount has been included in contributed surplus.

During the year ended August 31, 2008, the Company incurred $364,926 (2007 - $536,427; 2006 - $599,969) of expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from a company controlled by the Executive Chairman of the Company. The Company has leased this property for a 15-year period for a total amount of approximately $2.5 million. As at August 31, 2007 and 2008, no balance was included in accounts payable and accrued liabilities.

During the year ended August 31, 2008, the Company received printing services from AMI Printing valued at approximately $136,165 (2007 - $671,046; 2006 - $1,776,926). An affiliate of CSR Investments holds an indirect minority interest in AMI Printing. As at August 31, 2008, $3,352 (2007- $0) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2008, the Company received payroll services from Priszm LP for an amount of $30,000 (2007 - $27,723). In addition, the Company sold approximately $184,393 (2007 - $226,800; 2006 - $55,000)) of advertising to Priszm LP during the year. Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company. As at August 31, 2008, $0 (2007 - $3,180) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2008, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $605,079 (2007 - $2,277,600; 2006 - $1,965,735)). This amount consists of fees paid to Vision of $197,500 (2007 - $375,000) and amounts paid by Vision to vendors on the Company’s behalf of $407,579 (2007 - $1,902,600). The principal of Vision is related to the Executive Chairman of the Company. As at August 31, 2008, $16,313 (2007 - $0) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2008, the Company incurred consulting services related to public relations from the Wilcox Group totalling $196,917 (2007 - $388,226; 2006 - $725,015). A director of the Company is the principal of the Wilcox Group. As at August 31, 2008, there was $0 (2007 - $7,755) included in accounts payable and accrued liabilities.

During the year ended August 31, 2008, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc in the amount of $52,725 for which the Company was reimbursed. The Company’s Executive Chairman is the Chairman and controlling shareholder of Data Audio-Visual Enterprises Wireless Inc.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

7	Share capital and other activity

The authorized share capital of the Company as at August 31, 2008 consisted of the following shares:

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

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

Share capital and other activity are summarized as follows:

	Number of shares			Value of shares
	Common shares	Class A Subordinate Voting Shares	Class B Voting Shares	Common shares $	Class A Subordinate Voting Shares $	Class B Voting Shares $	Contributed surplus $	Total $

Balance as at August 31, 2005	200			20				20

Costs incurred by CSR Investments (note 6)	-	-	-	-	-	-	3,049,041	3,049,041
Issuance of Common shares to CSRI Inc	15,000,000	-	-	15,000,000	-	-	-	15,000,000
Issuance of Class A Subordinate Voting Shares to XM	-	11,077,500	-	-	177,240,000	-	-	177,240.000
Issuance of Class A Subordinate Voting Shares to GMCL	-	3,323,250	-	-	53,172,000	-	-	53,172,000
Conversion of common shares to 81,615,633 Class B Voting Shares	(15,000,200)	-	81,615,633	(15,000,020)	-	15,000,020	-	-
Issuance of Class A Subordinate Voting Shares as part of the amalgamation with 2087609 Ontario Inc	-	1,007,289	-	-	-	-	-	-
Issuance of Class A Subordinate Voting Shares in exchange for the purchase of radio advertising services	-	125,000	-	-	2,000,000	-	-	2,000,000
Stock based compensation expense	-	-	-	-	-	-	23,694,846	23,694,846
Issuance of Class A Subordinate Voting Shares in an initial public offering (less issuance costs of $4,957,646)	-	3,437,500	-	-	50,042,354	-	-	50.042,354
Issuance of Class A Subordinate Voting Shares to Honda	-	949,500	-	-	9,827,325	-	-	9,827,325
Issuance of Class A Subordinate Voting Shares to Nissan	-	474,750	-	-	4,913,663	-	-	4,913,663
Exercise of stock options	-	25,000	-	-	400,000	-	-	400,000

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

	Number of shares			Value of shares
	Common shares	Class A Subordinate Voting Shares	Class B Voting Shares	Common shares $	Class A Subordinate Voting Shares $	Class B Voting Shares $	Contributed surplus $	Total $

Conversion of Class B Voting Shares to Class A Subordinate Voting Shares	-	62,500	(187,500)	-	34,460	(34,460)	-	-

Balance as at August 31, 2006		20,482,289	81,428,133		297,629,802	14,965,560	26,344,137	338,939,499

Costs incurred by CSR Investments (note 6)	-	-	-	-	-	-	204,904	204,904
Stock-based compensation expense	-	-	-	-	-	-	3,058,171	3,058,171
Issuance of Class A Subordinate Voting Shares to 2 employees and 2 contractors	-	12,500	-	-	85,500	-	-	85,500
Restricted Stock Units issued	-	-	-	-	-	-	412,059	412,059
Restricted Stock Units converted to shares	-	47,127	-	-	268,020	-	(218,575)	49,445
Equity portion of XM credit facility	-			-	-	-	329,009	329,009

Balance as at August 31, 2007	-	20,541,916	81,428,133	-	297,983,322	14,965,560	30,129,705	343,078,587

Costs incurred by CSR Investments (note 6)	-	-	-	-	-	-	225,395	225,395
Stock-based compensation expense	-	-	-	-	-	-	3,388,354	3,388,354
Issuance of Class A Subordinate Voting Shares to NHL	-	102,150	-	-	500,000	-	-	500,000
Issuance of Class A Subordinate Voting Shares to satisfy interest payments on Convertible Notes	-	234,844	-	-	960,478	-	-	960,478
Restricted Stock Units issued	-	-	-	-	-	-	101,609	101,609
Restricted Stock Units converted to shares	-	72,157	-	-	425,205	-	(393,830)	31,375
Equity portion of $20 million convertible notes							5,036,752	5,036,752
Equity portion of XM credit facility	-			-	-	-	1,235,920	1,235,920

Balance as at August 31, 2008	-	20,951,067	81,428,133	-	299,869,005	14,965,560	39,723,905	354,558,470

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

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

Stock options

In November 2005, the Board of Directors of the Company approved a stock option plan for the purpose of providing additional incentives to attract and retain employees, directors and senior officers of the Company and its affiliates. The stock option plan permits the Board of Directors of the Company to grant employees, directors and senior officers stock options to purchase common shares equal to 10% of the number of shares outstanding from time to time. Under the plan, options expire on the seventh anniversary of the grant date. Any option not exercised prior to the expiry date will become null and void.

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

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

During April 2007, the Company granted stock options to all of its employees, excluding certain executives, for 73,000 Class A Subordinate Voting Shares with an exercise price of $6.53. The fair value of the stock options granted was $0.1 million. The options vest equally over two years. The weighted average grant date fair value of these options was $2.09.

During November 2007, the Company granted stock options to five members of the Board of Directors and two members of management for a total of 745,000 Class A Subordinate Voting Shares with a weighted average exercise price of $5.38. The fair value of the stock options granted was $1.0 million. The options vest from immediately to three years. The amount of $0.7 million was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2008 related to these options.

In January 2008, the Company granted stock options to certain of its employees for 372,000 Class A Subordinate Voting Shares with an exercise price of $5.38. The options vest from one to three years. The fair value of the stock options granted was $0.7 million and an amount of $0.2 million was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2008.

The fair value of the options was estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions were used for the options: risk-free interest rate of 4.00% (2007 - 5.00%); expected life of 1 to 3 years (2007 - 1 to 4 years); expected dividend yield of nil% (2007 - nil%); and expected volatility of 50.00% to 52.00% (2007 - 52.00% to 62.88%).

	Number of options	Weighted average exercise price $
Balance as at August 31, 2005	-	-
Granted	2,325,000	8.20
Exercised	(25,000)	0.01
Forfeited	(25,000)	16.00

Balance as at August 31, 2006	2,275,000	8.20
Granted	314,250	8.23
Forfeited	(59,750)	8.60

Balance as at August 31, 2007	2,529,500	8.19
Granted	1,117,000	5.38
Forfeited	(156,000)	7.64

Balance as at August 31, 2008	3,490,500	7.32

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

Outstanding options as at August 31, 2008 are as follows:

Exercise price $	Number outstanding	Remaining contractual life (years)	Number exercisable

16.00	1,150,000	4.3	851,250
8.74	140,000	1.8	62,220
6.53	40,000	0.5	20,000
5.38	1,085,500	2.0	482,833
0.01	1,075,000	4.3	998,438

7.32	3,490,500	3.4

Restricted stock units

In January 2007, the Board of Directors of the Company approved a restricted stock unit plan to promote the long term success of the Company by providing for the payment of performance bonuses in the form of shares to designated employees. The restricted stock unit plan permits the Compensation Committee of the Board of Directors of the Company to determine the designated employees to whom it recommends that Grants be made based on their current and potential contribution to the success of the Company. The Compensation Committee will determine the effective date of the grant, the vesting terms, the performance criteria and other terms and conditions. Under the plan, the maximum number of shares that may be issued is 250,000.

	Number of Restricted share units	Price at Grant Date
Balance as at August 31, 2005	-
Granted	15,000	8.80

Balance as at August 31, 2006	15,000	8.80
Granted	60,674	6.84
Released	(47,127)	7.46

Balance as at August 31, 2007	28,547	6.84
Granted	59,661	5.25
Released	(72,157)	5.87

Balance as at August 31, 2008	16,051	5.28

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

During the year ended August 31, 2008, 72,157 previously issued Restricted Share Units (Units) were exercised and 72,157 Class A Subordinate Voting Shares of the Company were issued. These Units had been issued in fiscal 2007 to employees of the Company. The Units vested immediately or over a 1 year period and were to be settled in Class A Subordinate Voting Shares of the Company. An amount of $393,830 was transferred from contributed surplus to share capital.

On February 28, 2007, certain employees of the Company agreed to receive compensation related to their fiscal 2007 bonus in the form of Restricted Share Units (Units). Each unit allows the participant to receive one Class A Subordinate Voting Share and can be exercised immediately. During the year ended August 31, 2008, 19,354 Units were issued to employees to satisfy $101,609 in 2007 bonus entitlement. This amount was recorded as an increase in contributed surplus in the consolidated balance sheet

During the year ended August 31, 2007, 15,000 previously issued Restricted Share Units (Units) were exercised and 15,000 Class A Subordinate Voting Shares of the Company were issued. These Units had been issued in fiscal 2006 to an employee of the Company. The Units vested over a six month period and could be settled, at the option of the Company, in either Class A Subordinate Voting Shares of the Company or for a cash amount equal to the market value of the Class A Subordinate Voting Shares. An amount of $105,000 was transferred from contributed surplus to share capital.

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

Outstanding restricted share units as at August 31, 2008 are as follows:

Exercise price $	Number outstanding	Number exercisable

5.28	16,051	16,051

8	Loss per share

The weighted average number of shares outstanding used to compute basic loss per share was 47,851,755

(2007 - 47,645,534; 2006 - 34,315,416).

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

The stock options (note 7), restricted share units (note 7) and convertible debt were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the years presented.

9	Special charges

During the year ended August 31, 2007, management implemented actions designed to improve the Company’s efficiencies, improve the content on talk and music channels produced by the Company and allocate resources to high growth subscriber channels. The Company’s actions primarily included workforce reductions, with the majority resulting from the format change on talk and music channels produced by the Company. The total charges incurred in connection with these initiatives is approximately $2,024,080. Included in the balance are 49,583 Restricted Share Units (Units) granted to a former senior executive of the Company. Each of the Units allow the participant to receive one Class A Subordinate Voting Share. During the year ended August 31, 2008, 17,500 Units (2007 - 14,583 Units) were exchanged for 17,500 Class A Subordinate Voting Shares. The remaining Units can be exchanged by the participant for 17,500 Class A Subordinate Voting Shares in June 2009.

At August 31, 2008, a balance of $288,549 (2007 - $1,043,357) related to the special charges remains in accounts payable and accrued liabilities. No further charges are expected.

10	Supplemental cash flow disclosures

Changes in non-cash working capital related to operations for the years ended August 31 are as follows:

	2008	2007	2006
	$	$	$
Increase in current assets
Accounts receivable	(633,545)	(2,779,436)	(2,125,367)
Inventory	2,233,378	(1,862,851)	(600,124)
Prepaid expenses and other assets	(1,390,949)	4,480,932	(4,882,247)
Increase in current liabilities
Accounts payable and accrued liabilities	8,708,875	8,321,054	3,399,338
Deferred revenue	9,442,268	10,070,267	4,001,655

Net change in non-cash working capital related to operations	18,360,027	18,229,966	(206,745)

11	Income taxes

As at August 31, 2008, the Company has available income tax loss carry-forwards of approximately $373,000,000 (2007 - $171,927,000) that may be used to reduce taxable income in future years. These losses expire as follows:

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

2014	$2,000,000
2015	6,000,000
2026	257,000,000
2027	62,000,000
2028	46,000,000
$373,000,000

The Company has not recorded a provision for income taxes. The difference between the amount computed by multiplying the net loss by the combined statutory Canadian federal and provincial income tax rate and the $nil provision for income taxes is reconciled as follows:

	2008	2007	2006
	$	$	$
Net loss for the year	74,324,680	84,639,843	102,703,578
Combined federal and provincial income taxes at statutory rates - 2008 - 33.57%; 2007 - 35.53%; 2006 - 35.22%	(24,950,795)	(30,072,536)	(36,172,200)
Differences in income taxes resulting from
Change in valuation allowance	5,676,828	28,299,922	27,444,937
Effect of income tax rate changes on future income taxes	17,832,022	-	-
Non-deductible items	1,441,945	1,772,614	8,727,263

Provision for income taxes	-	-	-

Future income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income tax assets and liabilities consist of the following temporary differences:

	2008	2007	2006
	$	$	$
Future income tax assets
Non-capital losses	106,569,445	61,085,584	25,573,254
Property and equipment	2,550,978	1,900,810	783,190
Intangible assets	-	-	4,960,499
Other	109,457	41,198	809,192
Future income tax liabilities
Intangible assets	(43,126,996)	(2,601,536)	-

Valuation allowance	(66,102,884)	(60,426,056)	(32,126,135)

Net future income tax asset	-	-	-

During the current year, CSR revised its estimated period of allocation of certain intangible assets acquired in fiscal 2006. This resulted in an increase in non-capital losses of approximately $150 million and increased future tax assets related to non-capital losses and future tax liabilities related to intangible assets by $55,845,063.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

A full valuation allowance has been provided to fully offset the future income tax assets, as the Company is not certain that such benefits can be utilized in the near future.

12	XM agreements

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

In addition, XM has agreed to provide certain technical and consulting services to the Company to assist with the installation and rollout of the terrestrial repeater equipment and other services, including technical assistance with equipment interfaces between the Company’s and XM’s systems and operational support. The Company paid XM US$26,600 per month from January 2008 to August 2008 and US$25,000 per month from January 2007 to December 2007 for these services.

The following amount, included as part of accounts payable and accrued liabilities, is due to XM in respect of fees under the Licence Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, reimbursement of call centre charges paid on CSR’s behalf and the purchase of terrestrial repeaters.

	2008 $	2007 $	2006 $

Accounts payable to XM	2,244,960	3,466,953	628,234

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

13	Agreements with original equipment manufacturers (OEM)

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

In May 2006, the Company entered into a five-year agreement with Toyota Canada Inc. (Toyota) to install satellite receivers in certain Toyota vehicles. This distribution agreement includes the right to installation commissions. Currently, installation commissions have been exchanged for an  extended trial period Toyota customers currently receive.

In December 2006, the Company entered into a five year agreement with Hyundai Auto Canada (Hyundai) to factory-install satellite receivers in certain Hyundai models. This agreement includes installation commissions to be paid to Hyundai.

14	Contracts and commitments

Lease obligations

The Company has non-cancellable operating leases for office space and terrestrial repeater sites committed as at August 31, 2008. The annual minimum lease payments in the following table include rents payable to a related party of approximately $170,000 per year, as described in note 6, but do not include any common costs, such as property taxes and utilities, which cannot be determined in advance.

$

2009	1,192,150
2010	1,191,453
2011	817,271
2012	236,981
2013	204,085
Thereafter	1,303,592

4,945,532

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

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

During the year ended August 31, 2008, the Company, XM and the NHL agreed to an amendment to the NHL agreement which will defer a portion of the license fee payable in the next two years to years seven to nine of the original agreement.  The Company also issued to the NHL 102,150 Class A Subordinate Voting Shares with a market value at the date of issuance in December equal to US$500,000. In addition, XM and the Company agreed to increase the total of the Company’s portion of the commitment to US$71.8 million over the term of the agreement. The Company accounts for the difference between the periodic cost of the services (determined on a straight line basis) and the amount paid in each period as an other financial liability. The periodic service cost reflects the fees over the term of the arrangement less the interest component determined using the effective interest rate method. As at August 31, 2008, US$1,908,226 is included in other long term liabilities.

$

2009	5,209,000
2010	7,436,000
2011	7,700,000
2012	9,824,000
2013	10,088,000
Thereafter	20,920,000

61,177,000

Service provider agreement

On February 28, 2006, the Company entered into a three-year agreement with Accenture Inc. (Accenture) for maintenance and development services for the Company’s customer care and billing system. Under the agreement, the Company committed to pay a minimum of $12.3 million over the three-year period. In December 2006, the Company signed an amendment to the Accenture agreement to extend the term of the agreement an additional three years to December 31, 2011. Under this amendment, the Company was committed to pay $24 million over the six year term of the agreement. In January 2008, the Company and Accenture agreed to an amendment to the agreement dated February 28, 2006 for maintenance and development of the Company’s customer care and billing system. This second amendment to the agreement will extend the term by one year to December 31, 2012 and will commit the Company to pay a total of $27.4 million over the seven year term of the agreement. The Company accounts for the difference between the periodic cost of the services (determined on a straight line basis) and the amount paid in each period as an other financial liability. The periodic service cost reflects the fees over the term of the arrangement less the interest component determined using the effective interest rate method.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

In July 2008, the Company served Accenture with a termination of services notice. The Company and Accenture have preliminarily agreed to new terms and conditions and are currently finalizing the terms of the new contract. Accordingly, the Company has not accounted for this as a termination in the current period.

$

2009	2,975,000
2010	5,180,000
2011	5,100,000
2012	4,850,000

18,105,000

Advertising and marketing commitments

The Company has committed to $24.6 million of expenditures related to advertising and marketing and joint advertising with commercial partners. These commitments include the purchase of $10 million of total advertising from an entity over the three-year period commencing in December 2005, with $3 million to be paid through the issuance of the Company’s Class A Subordinate Voting Shares at the Offering price of $16.00 per share. Total commitments under all arrangements are as follows:

$

2009	7,530,000
2010	1,626,000
2011	1,675,000
2012	1,725,000
2013	1,777,000
Thereafter	10,235,000

24,568,000

Restricted investment - letter of credit

During the year ended August 31, 2008, the Company set up a standby letter of credit to the benefit of the Company’s credit card processor in the amount of $4 million. This standby letter of credit replaces a cash reserve which had been established since November 2005. The $4 million is invested in Canadian dollar bank acceptances with maturities of thirty to ninety days.

Broadcast license

As part of the broadcast licence from the CRTC, the Company must contribute a minimum of 5% of gross revenues of the satellite radio undertaking to eligible third parties directly connected to the development of Canadian musical and artistic talent during each broadcast year.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

Contingencies

From time to time, the Company is a defendant of lawsuits and party to other claims or potential claims that have arisen in the normal course of its business. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

15	Canadian and United States accounting policy differences

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

 The Canadian accounting standard for the preparation of cash flow statements is consistent with the principles for cash flow statements in International Accounting Standard No. 7, and accordingly, the cash flow statements presented here have not been reconciled to US GAAP under the accommodation provided by the SEC.

	2008	2007	2006
	$	$	$

Net loss for the year in accordance with Canadian GAAP	(74,324,680)	(84,639,843)	(102,703,578)
XM credit facility (i)	108,040	7,082	-
Convertible note (ii)	695,880	-	-
Revaluation of derivative (iii)	1,034,600	-	-
Senior notes (iii)	(233,640)	-	-
Net loss for the year in accordance with US GAAP	(72,719,800)	(84,632,761)	(102,703,578)

	2008	2007	2006
	$	$	$

Long-term debt
Balance under Canadian GAAP	124,856,195	107,434,473	110,660,000
XM credit facility (i)	1,564,929	329,009	-
Convertible notes, net of allocated issuance costs (ii)	5,036,752	-	-
Senior notes (iii)	(829,460)	-	-
Balance under US GAAP	130,628,416	107,763,482	110,660,000

Shareholders’ equity
Balance under Canadian GAAP	84,011,639	146,856,436	227,357,191
Interest - XM credit facility (i)	115,122	7,082	-
Interest - Convertible note (ii)	695,880	-	-
Interest - Senior notes (iii)	(233,640)	-	-
XM credit facility (i)	(1,564,929)	(329,009)	-
Convertible note, net of allocated issuance costs (ii)	(5,036,752)	-	-
Revaluation of derivative (iii)	1,034,600	-	-
Balance under US GAAP	79,021,920	146,534,509	227,357,191

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

The following table indicates the changes to the Company’s shareholders’ equity:

	2008	2007	2006
	$	$	$

Shareholders’ equity - beginning of year	146,534,509	227,357,191	(8,878,710)
Net loss for the year - U.S. GAAP	(72,719,800)	(84,632,761)	(102,703,578)
Costs incurred by CSR Investments	225,395	204,904	3,049,041
Issuance of common shares to CSR Investments	-	-	15,000,000
Issuance of Class A Subordinate Voting Shares	1,460,478	85,500	297,195,342
Stock-based compensation	3,388,354	3,058,171	23,694,846
Exercise of stock options	-	-	250
Issuance of Restricted Share Units	101,609	412,059	-
Restricted Share Units converted to shares	31,375	49,445	-
Shareholders’ equity - end of year	79,021,920	146,534,509	227,357,191

        (i) XM credit facility

Under Canadian GAAP, as described in Note 3, the XM credit facility contains both a liability and an equity element.  As of August 31, 2008, the value ascribed to XM’s conversion option, which is presented in Share capital, was $1,564,930 (2007 - $329,009); the value ascribed to debt was $6,064,889 (2007 - $1,807,391).  Under US GAAP, the total value of the proceeds received as of August 31, 2008 of $7,629,819 (2007 - $2,136,400) was treated as debt and measured at amortized cost under the effective interest rate method.

         (ii) Convertible notes

Under Canadian GAAP, as described in Note 3, the convertible notes contain both a liability and an equity element.  As of August 31, 2008, the value ascribed to convertible notes conversion option, which is presented in Share capital, was $5,193,480; the value ascribed to debt was $14,806,520.  Under US GAAP, the total value of the proceeds received as of August 31, 2008 of $20,000,000 was treated as debt. At August 31, 2008, $0.2 million in transaction costs have been included in the debt balance under Canadian GAAP. These amounts would be classified as assets under U.S. GAAP.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

     (iii) Senior notes

Under Canadian GAAP, as described in Note 2, the prepayment option included in the Senior notes is an embedded derivative asset that is required to be bifurcated from the underlying debt and accounted for an a derivative at fair value with changes in fair value recorded in earnings. Upon the adoption of Section 3855 on September 1, 2007, this resulted in the recording of an embedded derivative with a value of US $1 million and an additional balance to the Senior notes of US $1 million. At August 31, 2008, the derivation was revalued at $0. During the year, amortization of the US$1 million increase to the Senior notes totalled $ 233,640. Under U.S. GAAP, the prepayment option is not required to be treated as an embedded derivative and bifurcated from the underlying debt. At August 31, 2008, $3.6 million in transaction costs have been included in the debt balance under Canadian GAAP. These amounts would be classified as assets under U.S. GAAP.

Other disclosures

Intangible assets:

Estimated amortization expense for intangible assets for subsequent years is as follows:

2009	19,202,522
2010	19,202,522
2011	18,124,783
2012	17,651,567
2013	17,651,567
Thereafter	108,885,278

Revenue:

Sales taxes collected are excluded from revenue.

Stock-based compensation:

The Company follows the provisions of FAS 123R “Share Based Payments” for U.S. GAAP.  Shares are issued from treasury upon exercise.  No income tax benefit is recorded in the consolidated statement of operations for these costs.

The total intrinsic value of options exercised during the years ended August 31, 2008, 2007 and 2006 was approximately nil, nil and $300,000.  As at August 31, 2008, there was approximately $3.1 million of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 2.5 years.  The total fair value of stock options that vested during the years ended August 31, 2008, 2007 and 2006 was approximately $9.3 million, $13.3 million and $7.4 million, respectively.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

The total intrinsic value of options outstanding as at August 31, 2008 was $4.1 million.  The total intrinsic value of options exercisable as at August 31, 2008 was $4.1 million.  The total number of options fully vested at August 31, 2008 was approximately 2.4 million.  The total number of options expected to vest beyond August 31, 2008 was approximately 860,000.  The total intrinsic value of these options was approximately $287,000 at August 31, 2008 with a weighted average contractual term of 2.7 years and a weighted average exercise price of $2.53.

The Company’s estimate of an expected option term is based on the exercise behaviour of the Company’s employees.  The stock price volatility was derived based on the Company’s actual historic stock prices over the past three years, which represents the Company’s best estimate of expected volatility.  The risk free interest rate for periods within the contractual life of the award is based on interest rates of government bonds with similar contractual lives.

RSU’s granted during 2008, 2007 and 2006 are valued using the Black-Scholes option pricing model with assumptions materially consistent with those used to value stock options.

Income Taxes:

The Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” in September 1, 2007.  At August 31, 2008, the Company does not have any uncertain tax filing positions.  As a result, the Company has included all of its tax benefits in its disclosure of future income tax assets.  There are no significant changes to this assessment of uncertain filing positions anticipated within the next 12 months.

During the year ended August 31, 2008, the Company recognized $nil in interest and penalties.  The Company has $nil of interest and penalties accrued at August 31, 2008.

The Company files income tax returns in the Canadian and federal jurisdiction and various provincial jurisdictions.  In the normal course of business, the Company is subject to examination by taxing authorities.  Open tax years in Canada range from 2003-2008.  As of August 31, 2008, the Company was not under audit in Canada.

The following amounts are included in accounts payable and accrued liabilities:

	2008	2007	2006
	$	$	$

Trade creditors	17,274,735	15,526,830	10,123,578
Amounts due to related parties	2,261,273	3,477,888	2,003,528
Amounts related to employees	1,082,156	817,823	870,503
Interest accrual on long-term debt	849,059	590,315	519,161

	21,467,223	20,412,856	13,516,770

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

Recent U.S. accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 (Accounting for Derivative Instruments and Hedging Activities) and No. 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. In addition, SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation under the requirements of Statement No. 133. This Statement shall be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company adopted this Statement effective September 1, 2007. The adoption of this standard did not have a significant impact on its consolidated results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2006. The Company adopted this Interpretation effective September 1, 2007. The adoption of this Interpretation did not have a significant impact on its consolidated results of operations or financial position.

The Company’s policy is to recognize interest and penalties accrued on any uncertain tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any uncertain tax benefits, nor was any interest expense recognized during the year.

The Company files tax returns in Canada and in the provinces of Ontario, Quebec and Alberta. The tax years 2002 through 2007 remain open to examination by the major taxing jurisdictions to which the Company is subject.

In September 2006, the FASB Emerging Issues Task Force issued EITF No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider, which states how a service provider company that depends on specialized equipment should account for consideration paid to the manufacturers and resellers of such equipment. EITF No. 06-1 requires that the service provider recognize payments based on the form of benefit the end-customer receives from the manufacturer or reseller. If the form of benefit is “other than cash” or the service provider does not control the form of benefit provided to the customer, the consideration would be classified as an expense. If the form of benefit is cash, the consideration would be classified as an offset to revenue. The consensus required retrospective application to all prior periods as of the beginning of the first annual reporting period beginning after June 15, 2007. The adoption of this consensus did not have a significant impact on the Company’s consolidated results of operations or financial position.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

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

In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FSP 157-2, Effective Date of FASB Statement No. 157. FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2, Effective Date of FASB Statement No. 157 delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until September 1, 2009 for the Company.  The Company has not determined the impact, if any, that the adoption of SFAS No. 157, as it relates to nonfinancial assets, will have on its consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SAFS 159”). SFAS 159 permits entities the option, at specified election dates, to measure eligible financial instruments at fair value (“fair value option”), thereby mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. The fair value option is irrevocable. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No, 159 to have a significant impact on its consolidated results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An amendment of FASB Statement No. 133, which requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption permitted. The Company will adopt this Statement effective September 1, 2009. Based on the Company’s current evaluation of this Statement, the Company does not expect the adoption of SFAS No. 161 to have a significant impact on its consolidated results of operations or financial position.

In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements, which provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements. This Issue is effective for the first annual or interim reporting period beginning after December 15, 2008, and should be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

The Company will adopt the provisions of EITF No. 07-1 effective September 1, 2010. The Company is currently evaluating the impact, if any, that the adoption of EITF No. 07-1 will have on its consolidated results of operations and financial position.

16	Financial instruments

In December 2006, the CICA issued Section 3862, “Financial Instruments - Disclosures” which places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how these risks are managed by the Company. Section 3862 is effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007. The Company has elected to adopt Section 3862 earlier than required, effective August 31, 2008.

The Company, through its financial assets and liabilities, is exposed to various risks.  The following analysis provides a measurement of risks as at August 31, 2008:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company achieves this by maintaining sufficient cash and short-term investments and the availability of funding through a committed credit facility to reduce the risk that the Company will not be able to meet its financial commitments.  The Company’s management monitors its financial projections on a monthly basis and updates and adjusts its expected use of cash resources based on the latest available data.

The Company has expended and will continue to expend funds for marketing to grow the business,  maintaining its terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of its broadcast and office facilities. While the Company’s losses have significantly been reduced, the Company's cumulative losses and cumulative negative cash flow may continue, and possibly increase, as the Company incurs expenses to grow its subscriber base. There are uncertainties related to the timing and use of the Company’s cash resources.  These uncertainties include the growth in subscribers to CSR’s satellite radio service, the ability to retain current subscribers and the ability to control costs related to providing broadcast services, customer care and carrying out promotional and marketing activities.  If the Company’s cash resources decrease more quickly than expected, the Company may need to seek additional equity or debt financing. There is also no assurance that the Company will be successful in its financing efforts or whether sufficient funding will be available. While the Company believes that the current liquidity and cash resources will be sufficient to cover the funding needs, there is the risk that the Company may ultimately be unable to generate sufficient revenues to become profitable and have positive cash flow.

The Company’s operations depend on XM’s programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency.  As a result of this dependency, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, the Company’s business may suffer as well.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

At August 31, 2008, the Company has a cash balance of $6,344,793, unrestricted short term investments of $11,282,146 and restricted investment - letter of credit of $4,000,000.  Short-term investments are maintained in investments where there is a ready liquid market and have maturities of two to twelve months.

While the Company continued to use cash in its operating activities of $25,669,674 for the year ended August 31, 2008, the Company has implemented a number of strategies to improve operating cash flows including:

•
Utilizing the XM credit facility.  The Company has access to a $45 million credit facility from XM (note 3) that can be used only to finance the purchase of terrestrial repeater equipment from XM, to pay license fees to XM and to pay interest due on the drawn facility.   At August 31, 2008, the Company had utilized $7.6 million of the facility and $37.4 million was available for future use.  The Company has used the facility during the year to pay all of the license fees due to XM and to pay the interest due on the facility.  The Company expects to fully use the facility to pay future license fees and interest due to XM and management expects to fully utilize the facility by the end of fiscal 2011. The facility requires an annual financial covenant to be met prior to further drawings under the facility.  The covenant was met at August 31, 2008.

•
Settlement of interest payments through the issuance of shares.    As permitted under the convertible debt arrangement, the Company has settled and expects to continue to settle a portion of the interest payments on the convertible notes outstanding through the issuance of shares rather than paying cash interest.

•
Deferral of payment of operating expenses.  The Company has entered into deferred payment terms for payments related to the NHL programming and  the services provided by Accenture.  The deferrals resulted in the recognition of additional financial liabilities at August 31, 2008 of approximately $4.9 million.

•
Deferred revenue. The Company has actively marketed longer term arrangements with its subscribers resulting in an increase in deferred revenue by $9.4 million for the year-ended August 31, 2008.  The Company expects to continue to actively promote and obtain prepaid annual subscription arrangements with its customers. While the Company has such arrangement, these are cancellable by the customer.

In addition, the Company continually reviews and updates the business plan. This review process may result in changes to the business plan which may include a reduction in cash expenditures.

In conjunction with the senior notes, the Company was required to deposit sufficient proceeds from the senior notes in a restricted account to be used solely to fund the interest payments for 3 years.  As at August 31, 2008, the funds set aside for future interest payments under the senior notes will only cover the next interest payment due in February 2009.

At this time, the Company is unable to predict how current financial market conditions may affect its financial results and cash flows from operations. The prevailing financial market conditions may affect the Company’s ability to continue to generate significant revenue growth in its OEM business should Canadian demand for automobiles equipped with the XM receiver decline in a significant manner.  While the Company believes that its current liquidity position is adequate to sustain the Company through the current economic climate, management is unable to predict the length and severity of the current economic downturn and how it may ultimately affect the Company’s ability to raise additional capital resources should the need arise.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

The table below summarizes the Company’s financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date.  The amounts disclosed in the table are the contractual undiscounted cash flows (in $000’s):
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
Accounts payable and accrued liabilities	20,618	20,618	-	-	-
Principal on 12.75% Senior Notes	106,200	-	-	-	106,200
Interest on 12.75% Senior Notes	74,473	13,541	27,081	27,081	6,770
Principal on 8.0% Convertible Notes	20,000	-	-	-	20,000
Interest on 8.0% Convertible Notes	9,933	1,600	3,200	3,200	1,933
Accenture agreement	1,592	-	1,592	-	-
NHL Agreement	2,031	-	2,031	-	-
XM Credit Facility	7,630	-	-	7,630	-
Total	242,477	35,759	33,904	37,911	134,903

           The Company is in the process of revising the terms of its arrangement with Accenture (note 14) and expectsthe amounts payable listed above to be reduced under the new agreement.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments.

To perform sensitivity analysis, the Company assesses the risk of loss in fair values due to the impact of hypothetical changes in interest rates and foreign currency exchange rates on market-sensitive instruments. Information provided by the analysis does not represent the Company’s view of future market changes, nor does it necessarily represent the actual changes in fair value that would incur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. In reality, changes in one factor may result in change in another, which may magnify or counteract the sensitivities.

Foreign currency risk

The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar, resulting from the issuance of debt denominated in US dollars and the purchase of US dollar investments.   The Company does not currently use foreign currency derivatives.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

Most of the Company’s revenues and expenses are received or denominated in Canadian dollars. Specifically under the XM License Agreement, the Company is not exposed to material foreign currency exchange rate risk as the monthly fees due under this agreement are payable in Canadian dollars. The Company is exposed to material foreign currency exchange rate risk only with respect to payments due to XM under the broadcasting agreement with the NHL and with respect to the interest payments on the Company’s U.S. dollar-denominated notes. However, until February 2009, the Company’s foreign currency exchange rate risk is reduced because the first six interest payments on the Company’s notes will be drawn from the Company’s interest reserve account, which is held in the United States in a U.S. dollar account.

Given the Company is not exposed to material foreign currency exchange rate risk as discussed above, management does not actively manage this risk, however, the Company still monitors the fluctuations in the foreign exchange rates in order to prevent material losses from foreign exchange.

At August 31, 2008, the Canadian/U.S. foreign exchange rate was 0.9416. Assuming that all other variables remain constant, a decrease of 10% (with opposite impacts on an increase of similar proportion) in the Canadian dollar would have the following impact on the ending balances of certain balance sheet items at August 31, 2008:

Financial Assets
Cash	12,408
Restricted investments	736,765

Financial Liabilities
Accounts payable and accrued liabilities	(153,213)
Long term debt	(11,800,245)
Other long term liabilities	(225,041)
Net foreign exchange loss	(11,429,327)

The impact on the net loss is equivalent to the net foreign exchange loss presented in the table above.  There is no impact on other comprehensive income.
Interest rate risk

The Company is not exposed to material interest rate risk from changes in interest rates as the interest payments on the Company’s notes and convertible debentures are fixed payments. Currently, the Company does not use interest rate derivative instruments to manage exposure to interest rate fluctuations.

Credit Risk

The Company is exposed to credit risk, primarily in relation to cash and cash equivalents, short-term investments, restricted investments and accounts receivable, all of which are uncollateralized. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its cash and cash equivalents with major chartered Canadian banks, placing its investments in lower-risk bank acceptances of these chartered Canadian banks and performing regular monitoring of overdue customer balances and provides allowances for potentially uncollectible accounts receivables.  All of thesechartered Canadian banks have a risk rating of B or higher per Moody’s.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

Due to their short-term nature and placement in lower-risk bank acceptances with major chartered Canadian banks, cash and cash equivalents, short-term investments and restricted investments are not exposed to material credit risk.

With respect to accounts receivable, exposure to credit risk varies due to the composition of individual customer balances.  The Company does not put credit limits on subscribers; however, since the Company is providing a service, when a customer’s balance becomes past due, it is easy for the Company to discontinue a customer’s service as there is no equipment to collect back.  The Company does monitor customer balances and provides allowances for potentially uncollectible accounts receivables. The amounts disclosed in the consolidated balance sheet are net of allowances for doubtful accounts, estimated by the Company’s management based on prior experience and their assessment of the current economic environment. The allowance for doubtful accounts represents the Company’s estimate of incurred losses with respect to accounts receivable. The main components of this allowance are a specific loss component related to individual customer exposures and an overall loss component based on historical trends and the aging of past due balances outside of the normal course of operations.

The carrying amount of these financial assets represents the maximum credit exposure, which at the reporting date was:

	2008	2007
	$	$
Cash	6,344,793	9,524,931
Short term investments	11,282,146	5,281,000
Restricted investment - letter of credit (note 14)	4,000,000	-
Accounts receivable	5,538,348	4,904,803
	27,165,287	19,710,734

The breakdown of the accounts receivable balance at the reporting date was:

	2008	2007
	$	$
Neither past due nor impaired	4,362,480	4,262,287
Past due, not impaired	2,123,706	1,090,493
Allowance for doubtful accounts	(947,838)	(447,978)
	5,538,348	4,904,803

The allowance for doubtful accounts relates to the impaired accounts receivable. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The aging of accounts receivable considered past due, but not impaired, at the reporting date was:

	2008	2007
	$	$
31 - 60 days	346,423	437,688
61 - 90 days	404,070	103,586
Over 90 days	1,373,213	549,219
Allowance for doubtful accounts	(947,838)	(447,978)
	1,175,868	642,515

No past due accounts (outside of the normal course of operations) have been renegotiated with different terms.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2008, 2007 and 2006

The activity of the allowance for doubtful accounts for the period is as follows:

	2008	2007
	$	$
Allowance for doubtful accounts - beginning of period	447,978	244,426
Bad debt expense	499,860	203,552
Allowance for doubtful accounts - end of period	947,838	447,978

The Company believes that the concentration of credit risk of accounts receivable is limited as accounts receivable are widely distributed among many subscribers across Canada.

Fair Value

The carrying value of short-term investments, restricted investments, accounts payable and accrued liabilities approximates their fair value given their short-term nature. The carrying value of the senior notes is $103.4 million. The face value of the senior notes is $107.0 million while its fair value is approximately $91.0 million. The fair value is determined using the market prices of the publicly traded senior notes.

The carrying value of the credit facility is approximately $6.2 million. The face value of the credit facility is approximately $7.6 million while its fair value is approximately $6.4 million. The carrying value of the convertible debt is $15.3 million.  The face value of the convertible debt is $20.0 million while its fair value is approximately $18.0 million. The fair values of the credit facility and convertible debt is estimated by discounting future cash flows, including interest payments, and using rates currently available for debt of similar terms and maturity.

17	Comparative information

Certain of the 2007 and 2006 comparative figures have been reclassified to conform to the classification adopted in the current year.