Form 20-F
period 2009-08-31
Canadian Satellite Radio Holdings Inc.
filed 2009-11-13
CIK 1354901

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934
OR
☒	Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 For the fiscal year ended August 31, 2009
OR
☐	Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
OR
☐	Shell Company Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

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

23,606,162 Class A Subordinate Voting Shares
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
Unless otherwise indicated,
Reference to XM includes its consolidated subsidiaries, including XM Satellite Radio Inc.;
“Sirius XM” refers to Sirius XM Radio Inc. and its consolidated subsidiaries, excluding XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc. and its subsidiaries;

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

These forward-looking statements can sometimes be identified by our use of forward-looking words such as “believe,” “may,” “will,” “anticipate,” “estimate,” “expect,” “plan,” “likely,” “forecast,” “intend” or other similar words or phrases. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contemplated by the statements. Some of these risks, uncertainties and other factors include:

•
our reliance on our exclusive relationship with XM for the provision of the satellite radio service and the substantial indebtedness of Sirius XM, and XM, and the need of those entities to refinance substantial portions of the Sirius XM, and XM debt in the near term, which, in the current economic environment, may not be available on favorable terms, or at all;

•	the limited operating history of our business;

•
our competitive position versus Sirius Canada Inc. (“Sirius Canada”), the other licensed satellite radio service provider in Canada, which may have certain competitive advantages, and versus other forms of audio and video entertainment including terrestrial radio, HD radio, internet radio, mobile phones, iPods and other MP3 devices, and emerging next-generation networks and technologies;

•
our dependence upon automakers, many of which have experienced a dramatic drop in sales and are in financial distress, and other third parties, such as manufacturers and distributors of satellite radios, retailers and programming providers;

•	the potential need for additional financing;

•	our substantial indebtedness;

•	general economic conditions in Canada;

•	the impact of any changes in government regulation;

•	the impact of the merger between XM Holdings and Sirius Satellite Radio Inc. or , now Sirius XM; and

•	other factors as described in “Risk Factors.”

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

Exchange Rate Information

In this annual report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. For convenience, in certain places in this annual report, unless otherwise indicated, we have translated Canadian dollar values to U.S. dollars (or vice versa) using an assumed rate of US$1.00 = $1.095.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and, the average of such exchange rates on each business day during such period, based upon the inverse of the noon spot rate on each business day as reported by the Bank of Canada.

	12-month period ended August 31,
	2009	2008	2007	2006	2005	2004	2003

Low	0.7908	0.9365	0.8437	0.8361	0.7652	0.7159	0.6273
High	0.9449	1.0905	0.9641	0.9099	0.8493	0.7879	0.7495
Period end	0.9132	0.9411	0.9466	0.9037	0.8411	0.7595	0.7220
Average rate	0.8484	0.9935	0.8924	0.8713	0.8113	0.7510	0.6748

Listed below, for each month during the previous six months, are the low and high exchange rates for Canadian dollars expressed in U.S. dollars, based upon the inverse of the noon spot rate on each business day as reported by the Bank of Canada. On November 6, 2009, the noon spot rate published by the Bank of Canada was $1.00 per US$1.0566.

	One month period ended,
	May 31, 2009	June 30, 2009	July 31, 2009	August 31, 2009	September 30, 2009	October 31, 2009

High	0.8735	0.8938	0.8953	0.9238	0.9288	0.9755
Low	0.8639	0.8830	0.8871	0.9132	0.9192	0.9123

PART I

Item 1  - Identity Of Directors, Senior Management And Advisers

Not applicable.

Item 2  - Offer Statistics And Expected Timetable

Not applicable.

Item 3  - Key Information

A.           SELECTED FINANCIAL DATA

The following table presents selected historical financial information as at August 31, 2009, and  2008, and for the years ending August 31, 2009 and 2008 derived from our audited consolidated financial statements included in this annual report, which are comprised of consolidated balance sheets as at August 31, 2009 and 2008and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2009.These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. PricewaterhouseCoopers LLP’s report on our consolidated financial statements is included in this annual report. With the exception of the selected data from the consolidated statements of operations and deficit for the year ended August 31, 2007 presented below, the remainder of the selected data presented below for the years ended August 31, 2007, 2006 and 2005 is derived from our consolidated financial statements not included in this annual report. All information contained in the following table should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5  - Operating and Financial Review and Prospects.”

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 15 to our audited consolidated financial statements for the years ended August 31, 2009 and 2008included elsewhere in this annual report.

	Year Ended August 31, (in thousands, except per share amounts)
	2009	2008	2007	2006	2005
Canadian GAAP
Revenue	$52,452	$39,457	$21,244	$6,949	$0

Net Loss	(41,483)	(74,325)	(85,640)	(102,704)	(6,705)
Loss per Share	(0.84)	(1.55)	(1.78)	(2.99)	(17,832)
Total Assets	219,842	256,285	289,152	355,846	3,003
Net Assets	47,318	84,011	146,856	227,357	(8,879)
Capital Stock	333,098	314,835	312,949	312,595	20
Number of Shares(1)(2)	49,164	47,852	47,684	47,625	0
Dividends declared per share	0	0	0	0	0

U.S. GAAP
Net Loss	(40,768)	(72,720)	(84,633)	(102,704)	(6,705)
Loss per share	(0.83)	(1.51)	(1.78)	(2.99)	(17,832)
Net Assets	41,969	79,022	146,535	227,357	(8,879)

Notes

(1)           Class B Voting Shares adjusted to equivalent Class A Subordinate Voting Shares.
(2)           Prior to our initial public offering on December 12, 2005, there were 200 common shares issued and outstanding.

B.	CAPITALIZATION AND INDEBTEDNESS

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

We believe that our business and our financial condition is being adversely affected by general economic conditions in a variety of ways. For example:

As a result of the conditions in the capital markets, we may not be able to access funding. An inability to access replacement or additional sources of liquidity to fund our cash needs or to refinance or otherwise fund the repayment of our maturing debt, could adversely affect our growth, our financial condition, our results of operations, and our ability to make payments on our debt. While we believe that our current liquidity position is adequate to sustain us through the current economic climate, we are unable to predict the length and severity of the current economic downturn and how it may ultimately affect our ability to raise additional capital resources should the need arise.

Tightening credit policies could adversely affect our liquidity by making it more difficult or costly for our customers to access credit, and may result in changes to our payment arrangements by credit card companies and other credit providers.

The purchase of a satellite radio subscription is discretionary. The weakening economy affected our net subscriber additions in 2009 and will likely adversely affect the growth of our business and results of operations in 2010.

The sale and lease of vehicles with satellite radios is an important source of subscribers for us. The dramatic slowdown in auto sales negatively impacted our subscriber growth in 2009 and will likely significantly adversely impact subscriber growth in 2010.

At this time, the Company is unable to predict how current financial market conditions may affect our financial results from operations. The prevailing financial market conditions may affect the company’s ability to continue to generate increasing revenue growth in its OEM business should Canadian demand for automobiles equipped with the XM receiver decline in a significant manner.

Demand for our service may be insufficient for us to become profitable.

We cannot estimate with any certainty whether consumer demand for our service will be sufficient for us to continue to increase the number of subscribers at projected rates or the degree to which we will meet that demand. As at August 31, 2009 we had 380,900 total self-paying subscribers (as defined below and in the Operating Definitions set out in our “Management Discussion and Analysis of Financial Condition and Results of Operation” included in this annual report under “Item 5  - Operating and Financial Review and Prospects”) an increase of 70,800 total subscribers as compared to 310,100 total self-paying subscribers as at August 31, 2008. Among other things, continuing and increased consumer acceptance of our satellite radio service in Canada will depend upon:

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

We rely on XM’s satellite network for the delivery of our service. XM placed two new satellites into service during the second quarter of 2005 and fourth quarter of 2006, respectively. Its prior two satellites experienced progressive degradation problems and now serve as in-orbit spares. During 2007, XM entered into a sale leaseback transaction with respect to the transponders on its fourth satellite. If XM fails to make the required payments under this arrangement, it could lose the right to use its fourth satellite to broadcast its service. The terms of this arrangement also require that upon the occurrence of specified events, including an operational failure or loss of its fourth satellite, then XM will have to repurchase the satellite and it may not receive sufficient insurance proceeds to do so. An operational failure or loss of its two operational satellites would, at least temporarily, affect the quality of our service, and could interrupt the continuation of our service and harm our business. XM would likely not be able to complete and launch its fifth satellite before late 2009 or early 2010. In the event of any satellite failure prior to that time, XM would need to rely on its back-up satellites. We cannot assure you that XM restoring service through either of its backup satellites would allow us to maintain adequate broadcast signal strength through the in-service date of XM’s fifth satellite, particularly if either of XM’s backup satellites were to suffer unanticipated additional performance degradation or experience an operational failure.

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

We must maintain and pay copyright license fees for music rights which may increase and become more costly than expected.

We require music programming royalty arrangements with the following Canadian copyright collectives in order to operate our service: the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique (SOCAN), The Neighbouring Rights Collective of Canada (NRCC), CSI Inc. the joint venture of The Canadian Musical Reproduction Rights Agency Ltd. (CMRRA) and The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada (SODRAC) Inc. On April 11, 2009  the Copyright Board certified the Statement of Royalties to be Collected by SOCAN, NRCC and CSI in Respect of Multi-Channel Subscription Satellite Radio Services, as amended, by an Erratum issued on  May 16, 2009 (the “Tariff”).  CSI has filed an application for judicial review of the Tariff with the Federal Court of Canada, which could further delay finalization of the copyright fees and may result in higher fees under the Tariff.  In addition, as the Tariff only sets out the rates for certain prescribed years, the copyright collectives may apply to the Copyright Board for certification of higher royalties rates in the future. Our accrual for payment of these copyright fees is based on the current rates set out in the Tariff. In Canada, copyright tariffs are filed with the Copyright Board before March 31 of each year, and become effective the January of the following calendar year. Royalty fees payable under these tariffs may be more costly than anticipated and accrued for and may be significant. As well, we may have to re-negotiate these arrangements once they come up for renewal. Re-negotiated fees may also be more expensive than current levels.

Higher than expected costs of attracting new subscribers, higher subscriber turnover or weaker than expected advertising revenue could each adversely affect our financial performance and operating results.

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

We are experiencing, and expect to continue to experience, subscriber turnover, or churn. We cannot predict the amount of churn we will experience over the longer term. If we are unable to retain our current subscribers, or the costs of retaining subscribers are higher than we expect, our financial performance and operating results could be adversely affected.

The Company’s inability to retain customers who either purchase or lease new vehicles with its service beyond the promotional period, or who purchase or lease a new vehicle that includes a prepaid subscription to its service, and subscriber churn could adversely affect our financial performance and results of operations.

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

Our direct competitor in satellite radio service is SiriusCanada, the only other licensee for satellite radio service in Canada. Sirius Canada is a joint venture between CBC-Radio Canada, Standard Broadcasting and Sirius, now Sirius XM Radio Inc.

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

Our business depends in large part upon automakers, a number of whom have experienced a sharp decline in sales, reduced production and are experiencing extreme financial difficulties.

The sale and lease of vehicles with satellite radios is an important source of subscribers for the Company’s satellite radio services. We have entered into several exclusive factory installed arrangements with Canadian auto manufacturers, including, among others, General Motors of Canada Limited, or GMCL, Honda Canada, Nissan Canada, Toyota Canada, Hyundai Canada, and Porsche Cars Canada Ltd. for installation of XM radios in many of these auto manufacturers’ vehicles. We spend a significant amount of money on marketing expenditures towards auto manufacturers’ initiatives, and purchasers’ of these auto manufacturers’ vehicles represents a substantial proportion of our subscriber base.

Current economic conditions, particularly the dramatic slowdown in auto sales, negatively impacted subscriber growth for the service in 2009 and is expected to significantly adversely impact subscriber growth in 2010. In addition, some of the major automakers are experiencing extreme financial difficulties and are seeking government assistance.

Subscription growth is dependent, in large part, on sales and vehicle production by automakers. Automotive sales and production are dependent on many factors, including the availability of consumer credit, general economic conditions, consumer confidence and fuel costs. To the extent vehicle sales by automakers continue to decline, or the penetration of factory-installed satellite radios in those vehicles is reduced, and there is no offsetting growth in vehicle sales or increased penetration by other automakers, subscriber growth for the Company’s service  will be adversely impacted.
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

            In October 2005, Delphi Corporation and 38 of its domestic U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. Delphi manufactures, in factories outside the United States, satellite radios for installation in various brands of vehicles. Delphi also distributes to retailers certain models of XM radios. It is unclear whether Delphi will ever emerge from bankruptcy or will be liquidated.

In June 1, 2009  General Motors Corporation filed for Chapter 11 Bankruptcy protection in the Manhattan, New York federal bankruptcy court. After the Chapter 11 filing, effective Monday, June 8, 2009, GM was removed from the Dow Jones Industrial Average. On July 10, 2009, a new entity completed the purchase of continuing operations, assets and trademarks of GM as a part of the 'pre-packaged' Chapter 11 reorganization. Under section 363 of the Bankruptcy Act, a new entity with the backing of the United States Treasury was formed to acquire profitable assets. The remaining pre-petition creditors claims are paid from the former corporation's assets.

General Motors of Canada Limited (GMCL) is a private subsidiary that is wholly owned by General Motors. As of Apr. 24, 2009, GM Canada has received a combined loan commitment of C$3 billion from the Canadian and Ontario governments as it deals with major financial problems amid falling sales . On 27 April 2009, GM Canada announced that it would cut over half of its Canadian jobs and close 40% of its Canadian dealerships by 2014 in response to its parent company's dire financial straits.

As we have an exclusive agreement with GMCL which includes the factory installation of XM radios in at least 90% of GMCL’s vehicle lines, if GMCL does not perform our business will be adverseley affected.

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

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at August 31, 2009, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Company has invested resources, including the retention of a third party to conduct testing of the company’s internal controls, to document and analyze its system of disclosure controls and its internal control over financial reporting in order to meet the management reporting requirements of Section 404 of the Sarbanes-Oxley Act. To continue to satisfy those requirements in the future, may entail making certain adjustments to our internal control procedures, including adjustments related to our computer and accounting systems. We cannot assure you that this process will not be time-consuming or costly. If we fail to maintain an effective internal control environment, there could be a material adverse effect on our business, results of operations or financial condition.

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

As of August 31, 2009 we had a total long-term indebtedness of US$78.8 million (approximately CAD$86.3- million), under our senior notes, $20 million in respect of our convertible unsecured subordinated debentures, US$2.8 million in subordinated promissory notes and $16 million under our standby Credit Facility with XM. In addition, we have the ability to continue to borrow up to the $45 million limit under a standby Credit Facility with XM, or the XM Credit Facility.

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

16

In addition, the XM Credit Facility contains certain restrictive covenants. In order to continue to draw on the XM Credit Facility, we will be required to satisfy a specific financial condition test as a condition to the advance of funds. In the event of a default under this facility, XM could seek to declare all amounts outstanding under the XM Credit Facility, together with accrued and unpaid interest, if any, to be immediately due and payable. This could result in a cross-default under the indenture governing the notes. If the indebtedness under the XM Credit Facility or the notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full that indebtedness or any of our other indebtedness.

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

Our CRTC license is conditional on our commitment to contribute a portion of our revenues each year to the development of Canadian talent which may adversely affect our profitability.

Pursuant to our licensing arrangements, we must contribute, based on a prescribed percentage of our revenue each year, to the development of Canadian talent and capabilities over the term of the license. We may not be able to meet these contribution requirements and, consequently our license may be revoked and we would lose our ability to continue to legally operate in Canada.

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

On February 19, 2007, XM entered into a merger agreement with Sirius and Vernon Merger Corporation (“Merger Co.”). On July 28, 2008, subsequent to receiving all necessary regulatory approvals to complete the merger, XM merged with and into Merger Co., and is now being operated as a wholly-owned subsidiary of Sirius XM Radio Inc. ("Sirius XM"), formerly, Sirius Satellite Radio Inc. XM is now a wholly owned subsidiary of Sirius XM which owns an indirect 21.83% equity interest in the Company and a 49.9% equity interest in Sirius Canada our direct competitor in satellite radio service in Canada. Both the Company and Sirius Canada are operated separately under their own respective broadcasting licenses from the CRTC and are controlled by different people.

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

On September 12, 2007 we completed a $20 million convertible debt offering.

On February 4, 2009, we achieved more than 350,000 self-paying(1) subscribers.

On August 31, 2008 achieved quarterly pre-marketing adjusted operating profit(2) of $2.0 million.

On April 13, 2009 the Company repurchased US$21.2 million of senior notes.

________________________
Notes:

(1)
Self-Paying Subscribers: subscribers who are receiving and have paid or agreed to pay for our satellite radio service, or, our standalone internet radio or mobile radio service by credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.  Subscribers who have paid or agreed to pay for our internet radio or mobile radio service as an addition to their existing satellite radio service are counted as a single subscriber.

(2)
Pre-Marketing Adjusted Operating Profit (Loss) - Pre-Marketing Adjusted Operating Profit (Loss) is calculated by adding back total marketing expenses to Adjusted Operating Profit (Loss) (as defined in Section 2.9). We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided instatement of operations. We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

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

On February 19, 2007, XM entered into a merger agreement with Sirius and Vernon Merger Corporation (“Merger Co.”). On July 28, 2008, subsequent to receiving all necessary regulatory approvals to complete the merger, XM merged with and into Merger Co., and is now being operated as a wholly-owned subsidiary of Sirius XM Radio Inc. ("Sirius XM"), formerly, Sirius Satellite Radio Inc. XM is now a wholly owned subsidiary of Sirius XM which owns an indirect 21.83% equity interest in the Company and a 49.9% equity interest in Sirius Canada our direct competitor in satellite radio service in Canada. In light of the merger, the Company continues to provide XM SDARS in Canada to its customers while it diligently reviews all strategic options and opportunities.

For a description, including the amount invested, of our principal capital expenditures for fiscal year ended August 31, 2009, see the “Liquidity and Capital Resources” section in our “Management Discussion and Analysis of Financial Condition and Results of Operation” included in this annual report under “Item 5  - Operating and Financial Review and Prospects.”

B.           BUSINESS OVERVIEW

Our Business

We continue in our mission to become the market leader in providing subscription based satellite radio entertainment to the Canadian market, based on the number of satellite radio subscribers. During our fiscal year, ended August 31, 2009, we achieved 515,800 total subscribers including 380,900 total self-paying subscribersan increase of  4% and 23% respectively over the 497,400 total subscribers and 310,100 total self paying subscribers we had as of August 31, 2008. For further information on total subscribers see the “Subsribers” section in our “Management Discussion and Analysis of Financial Condition and Results of Operation” included in this annual report under “Item 5  - Operating and Financial Review and Prospects.” We are the exclusive Canadian licensee of XM, a pioneer in satellite radio in the U.S. satellite radio market. As the exclusive licensed provider of XM SDARS, in Canada, our service leverages XM’s existing satellite network and technology, its brand and distribution relationships and significant operational know-how. Through XM, we currently offer up to 130 channels, which include commercial-free music, as well as news, talk, sports and children’s programming, including at least 13 Canadian channels designed and developed by us from our broadcast operations in Toronto, Montréal and Québec City. The base subscription fee for our service is $14.99 per month. Subscribers are offered a discount on the monthly subscription rate by prepaying for a fixed term of one year or greater. Each subscriber also has the opportunity to purchase a limited number of additional subscriptions for $9.99 per month.

Distribution of our receivers is primarily through automobile OEMs and consumer electronic retailers.

We have multi-year distribution arrangements with several automobile OEMs, including, among others, GMCL, Honda Canada, Nissan Canada, Toyota Canada, Hyundai Auto Canada, Porsche Cars Canada. As a result of these agreements, we have secured relationships to factory install XM satellite radios with automotive companies that represent approximately 56% of vehicles sold in Canada in 2008 and XM satellite radios are now available in more than 120 vehicle models for the 2010 model year. Similar to U.S. OEMs, most Canadian OEMs commence their model year during the summer, such that the 2010 model year started in the summer of 2009. Together with these automobile OEM partners, we generally offer a 3-month trial to all new purchasers of vehicles that are XM enabled.

Under our exclusive 13 year agreement with GMCL, which became effective November 10, 2005 at least 90% of GMCL’s vehicle lines for the 2010 model year and beyond must offer factory installed XM radios. GMCL is the single largest seller of automobiles in Canada A summary of the key terms of our distribution agreement with GMCL is contained below under the heading “Business - GMCL Distribution Arrangement”.

Our exclusive 8-year agreement with Honda Canada provides that Honda will factory install XM satellite radios in Honda and Acura models. Honda Canada began factory installations starting in the fall of 2007 with the Acura MDX and TL models and is expanding to a wider range of products for the 2010 model year to include the Honda CRV. Part of the agreement with Honda Canada includes an equity stake in our company. Honda Canada is the country’s fifth largest automobile manufacturer, with sales of almost than 171,000 vehicles in 2008.

Our exclusive 10-year agreement with Nissan Canada includes the factory installation of satellite radios in select 2010 model Nissan vehicles, including the top-selling Nissan Altima, and standard on all 2010 Infiniti vehicles. It is anticipated that XM satellite radios will eventually be factory installed in the majority of Nissan’s lineup. Nissan Canada also assumed an equity position in our Company as part of this agreement.

We have a 5 year distribution agreement with Toyota Canada. Toyota is the second largest auto retailer in Canada with sales of almost 225,000 vehicles in 2008. For the 2010 model year factory installed XM receivers will be available in Venza, Matrix, Rav4 models from Toyota and the RX 350, RX 450h, and LS models from Lexus.

We have an exclusive multi-year distribution agreement with Hyundai Auto Canada. Hyundai is among the best-selling foreign manufacturers in Canada, having sold almost 80,000 vehicles in 2008. XM is currently offered as standard equipment on the award winning Azera and Sonata sedans, as well as the VeraCruz cross-over, Santa Fe sport utility vehicles and the new 2009 Genesis sedan.

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

We are broadcasting our service using XM’s existing satellite network, which covers the continental U.S. and Canada. We are supplementing XM’s satellite coverage with a terrestrial repeater network of approximately 65 repeaters, owned and operated by us. Our repeater deployment is focused on the 16 largest Canadian cities to improve coverage and reduce interruptions by buildings or other obstacles.

Satellite radios designed to serve the car, home, portable and wearable stereo markets are available throughout Canada at national and regional consumer electronic retailers under the Audiovox, Delphi and Pioneer brand names. The XMp3 is the newest addition to our portable radio portfolio and was introduced to consumers Canada-wide in November 2008.  This wearable XM radio and MP3 player receives live satellite radio and lets consumers record up to 100 hours of XM programs, record multiple channels simultaneously, auto-record, pause and replay.  The XMp3 also features new XM2go Music Manager for organizing content and micro-SD card slot for additional MP3 storage.. The initial cost of any of these radios to the consumer ranges from approximately $30 to $300, inclusive of rebates.

For the fiscal period ending August 31, 2009, we generated revenues of approximately $52,452,904. Nearly all of our revenue comes from subscriptions, activations and sales of radios from the direct fulfillment channel. Incremental revenue is generated from advertising spots on the non-music channels that we program in Canada and U.S. focused advertisements that we place on our National Hockey League Talk Channel. Our wireless partners (Rogers Communications and Telus Mobility) are also a source of incremental revenue. As we grow our subscriber base, we expect that our service will become an increasingly attractive medium for advertisers to target customers on a nationwide basis.

Exclusive XM Relationship

XM offers innovative and diverse radio programming in digital quality sound with approximately 135 channels in the U.S. featuring music, news, talk, sports, traffic and weather and a variety of other content. We have an initial ten-year agreement with XM, which became effective November 17, 2005, providing us with the exclusive rights to sell XM’s SDARS in Canada. XM has a significant equity interest in our business.

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

Competitive Strengths and Business Strategy

We believe that our business benefits from a number of factors as a result of our affiliation with XM and the later launch of our service in Canada. In particular, we have had the benefit of observing four years of XM’s operations in the U.S. before launching our service in Canada and we have been able to leverage many of the economies of scale XM has already achieved. We believe that other factors benefitting our business include the following:

•
Low funding requirements. Since XM’s satellite infrastructure already covers the continental U.S. and Canada, we were  not initially required to build, launch, maintain or manage our own satellites, which saves us significant time and funding. In addition, as we continue to develop our information technology systems, we intend to leverage XM’s experience and existing broadcasting licenses. This is less expensive, and requires less time than building our own set of systems. We are also able to defer funding requirements by paying the XM license fees through our XM credit facility established in fiscal 2006. We also believe that our relationship with XM, and XM’s experience in rolling out its U.S. service, has allowed us to design an efficient network of terrestrial repeaters. We had the benefit of designing our repeater network and coverage testing Canadian cities with the XM satellites already in place, and as a result, we believe that we were able to model the optimal repeater sites more effectively.

•
XM continues to change programming in response to its listenership and offers a unique radio listening experience for Canadians. XM reports that it has a wider variety of programming than it did when it originally launched in the U.S. With the addition of a greater variety of sports channels, including exclusive coverage of the National Hockey League play-by-play, as well as well-known talk show personalities, such as Oprah Winfrey and Bob Edwards, XM continues to refine its programming lineup. We believe that Canadians have an appetite for specialized radio programming and are eager to have access to the depth and choice that the XM system provides. We have studios in Toronto and Quebec City and broadcast operations in Toronto, Montréal and Québec City,equipped to program and broadcast music and talk channels in both French and English.

•
Well-developed distribution channels. According to DesRosiers Automotive Consultants Inc., we have secured relationships to factory install receivers with automotive companies that represent approximately 56% of vehicles sold in Canada in 2008, including General Motors, Honda, Toyota, Hyundai and Nissan and Porshe. As a result of our relationship with XM, we have been able to reach comparable distribution arrangements with most of the Canadian counterparts of these auto manufacturers. Also, given the increased market awareness of satellite radio in Canada, retailers in Canada have been willing to carry and display satellite radio devices on their shelves.

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

•
Future growth opportunities. As we continue to build our subscriber business through traditional retail and automobile OEM channels, we also plan to grow the business by offering specific hardware and services through non-traditional retail channels, including rental car companies, national and local businesses, hotel chains, and to boat and airplane owners, commercial airlines, truckers and others. Subscribers through these channels will have distinct hardware and service packages, including weather information for marine and aviation. We expect that subscriber fees may be different for each of these channels. XM also reports that XM’s telematics service offerings are becoming more widespread in the U.S. Telematics, which includes real time data and traffic information through vehicle navigation systems such as XM NavTraffic, is being integrated into select Hyundai, , Nissan/Infiniti and General Motor models. XM NavTraffic is the U.S. first real-time satellite traffic data service and is available in 79 major metropolitan cities across North America, including 3 Canadian cities for a monthly fee. We anticipate that the Canadian partners of these automobile OEMs will promote telematics here in Canada. XM, working with several partners, introduced the XM Advanced Services vehicle at the 2006 Consumer Electronics Show. This concept car featured in-car video (On2 Technologies), voice command (VoiceBox (R) Technologies), weather alerts (WxWorx), parking spot locator (Nu-Metrics Inc. and InfoGation) and other innovations.

•
XM Radio Online. We simulcast music channels and select non-music channels over the internet. We are transitioning XM Radio Online (XMRO) from services offered for no additional charge as part of our base subscription price to services that we offer for a subscription for a fee.

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

In addition to music genres, we also offer a broad array of sports, news, comedy and talk entertainment channels. These types of programming are not available in many radio markets and we believe this makes our service appealing to dedicated sports fans and listeners whose tastes are not served by existing AM/FM radio stations. On September 12, 2005, we and XM announced aUS$100 million (approximately $106 million) ten-year contract to broadcast National Hockey League, or NHL, games as part of the XM service. The ten-year contract was non-exclusive for the first two years and as of July 1, 2007, XM Canada is the exclusive Canadian satellite radio provider of NHL games. We believe that the exclusivity of this deal will have a significant positive impact on attracting subscribers to the XM service in Canada. We are responsible for a substantial portion of the fees payable to the NHL under this agreement.

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

French Channels

•	Radio Parallel - Featuring “Le Pirate” Jeff Filion, Radio Parallel focuses on controversial issues of importance to Quebecers.

•	Quoi de Neuf - a 24/7 national news and information channel focused on the latest news, weather, sports, business and entertainment information and issues of importance to Francophones.

•	Calendrier Sportif - a 24/7 sports channel featuring continuously updated schedules of sporting events taking place North America with a particular focus on Quebec.

•	Air Musique - a music station featuring selections chosen based on real time subscriber requests.

•	Sur La Route - a music station featuring a blend of modern and classic pop, folk, rock and roll, “chanson” and soul featuring yesterday’s, today’s and tomorrow’s stars.

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

XM creates most of its music channels at its studio facilities in Washington, District of Columbia; New York City, New York; and at the Country Music Hall of Fame and Museum in Nashville, Tennessee. We have studios in Toronto and Quebec City and broadcasting operations in Toronto, Montreal and Québec City that have technological facilities linked to XM’s studios in the U.S. We have created our own unique Canadian channels at these Canadian broadcasting facilities. To that end, we have hired key programming and production staff and on-air talent to prepare our content for broadcast on our Canadian channels. There is a large pool of Canadian talent, and we are very selective in order to ensure that our programming meets the high standards established by XM.

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

Other Offerings

                      Our subscribers and Canadian non-subscribers can now listen to a live stream of selected XM Canada channels over the internet via our XM Radio Online Service, located at http://www.xmradio.ca/freetrial/. XM Radio Online is available as part of the basic subscriber package for free, and as a seven-day complimentary trial available to non-subscribers.

           We continue our partnership with TELUS Mobility to deliver select XM channels to TELUS mobile phone users. As at June 30, 2009, TELUS had approximately 6.2 million wireless subscribers. TELUS wireless subscribers can pick a radio service package of 15 channels for a price of $8.00, a radio service package of 50 channels for $15 per month or a day pass radio service package with 50 channels for $3 per day.

We also have a partnership with Rogers Wireless to deliver select XM Canada channels to Rogers mobile phone users. As at June 30, 2009, Rogers had 8.1 million wireless subscribers. Rogers wireless subscribers can pick a radio service package with 10 XM channels for $5 per month, a radio service package with 35 XM channels for $15 per month or can select a radio and video bundle package with 35 XM channels for $25.00 per month.

We also offer XM NavTraffic(r) the nation's first satellite-delivered traffic information service. It enables your vehicle's navigation system to display constantly refreshing and current traffic conditions for your desired route. XM NavTraffic makes it possible for drivers to easily access critical and customized info such as traffic congestion, accidents, incidents, road construction, average speed and estimated driving time.  NavTraffic is available in Toronto, Montreal, and Vancouver in addition to 77 metropolitan areas across the USA for a monthly fee. For aviation and marine, the XM WX Satellite Weather service provides real-time graphical weather data for advanced situational awareness in prevailing weather conditions.

Marketing

Our marketing strategy is aimed at educating and building awareness and demand among potential subscribers in Canada of XM’s audio entertainment service, with XM offering appealing features compared to traditional radio.

Our promotion of XM’s service in Canada has been and will continue to be supported by both traditional and non-traditional advertising programs including radio, print, outdoor, television, online, search and direct marketing, some of which may be co-branded (and potentially co-funded) with our distribution, programming, wireless and hardware manufacturer partners. We will focus on educating consumers about XM in particular and our audio entertainment service in general through hands-on experiences at locations such as retail outlets, automotive dealerships, various sports and entertainment venues, as well as through real-time streaming via internet trial. We have and will continue to offer promotional programs geared to the consumer when the timing and opportunity is appropriate. These opportunities may include discounts on hardware pricing or multi-year subscription fees, or bundling XM with other related products and services. We also distribute sample programming and marketing materials at retail outlets, automotive dealerships, car rental outlets, commercial airlines, sports and entertainment venues and on the Internet to generate consumer interest.

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

Our wireless distribution partners, Rogers Wireless and Telus Mobility, offer subscription packages for real-time streaming of XM programming to customers through their mobile phones.  XM  programming is also available free of charge to customers of Avis Rent A Car and Budget Rent a Car, with rentals of higher General Motors vehicles, subject to availability.

Distribution

We market our satellite radio service through several distribution channels including automotive manufacturers, national and regional electronics retailers, car audio dealers and mass retailers. We continue to focus on distribution of radios through retail distributors and automotive manufacturers to promote rapid market penetration.

Automobile OEMs

We have multi-year distribution arrangements with several automobile OEMs, including, among others, GMCL, Honda Canada, Nissan Canada, Toyota Canada, Hyundai Auto Canada and Porsche Cars Canada. As a result of these agreements, XM satellite radios represented more than 60 percent of all factory-installed satellite radios in 2010 vehicle models and are now available in more than 120 vehicle models for the 2010 model year. Similar to U.S. OEMs, most Canadian OEMs commence their model year during the summer, such that the 2010 model year started in the summer of 2009. Together with these automobile OEM partners, we generally offer a 3-month trial to all new purchasers of vehicles that are XM enabled.

Under our exclusive 13 year agreement with GMCL, which became effective November 10, 2005 at least 90% of GMCL’s vehicle lines for the 2010 model year and beyond must offer factory installed XM radios. GMCL is the single largest seller of automobiles in Canada. A summary of the key terms of our distribution agreement with GMCL is contained below under the heading “Business - GMCL Distribution Arrangement”.

Our exclusive multi-year agreement with Honda Canada provides that Honda will factory install XM satellite radios in Honda and Acura models. Honda Canada began factory installations starting in the fall of 2007 with the Acura MDX and TL models and is expanding to a wider range of products for the 2010 model year to include the Honda CRV. Part of the agreement with Honda Canada includes an equity stake in our company. Honda Canada is the country’s fifth largest automobile manufacturer, with sales of more than 171,000 vehicles in 2008.

Our exclusive 10-year agreement with Nissan Canada includes the factory installation of satellite radios in select 2010 model Nissan vehicles, including the top-selling Nissan Altima, and standard on all 2010 Infiniti vehicles. It is anticipated that XM satellite radios will eventually be factory installed in the majority of Nissan’s lineup. Nissan Canada also assumed an equity position in our Company as part of this agreement.

We have a 5 year distribution agreement with Toyota Canada. Toyota is the second largest auto retailer in Canada with sales of almost 225,000 vehicles. Toyota auto dealers have already begun installing XM satellite radio receivers in select Toyota/Lexus models.

We have an exclusive multi-year distribution agreement with Hyundai Auto Canada. Hyundai is among the best-selling foreign manufacturers in Canada, having sold almost 80,000 vehicles in 2008. XM is currently offered as standard equipment on the award winning Azera and Sonata sedans, as well as the Vera Cruz cross-over and Sante Fe sport utility vehicles.

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

Consumer Hardware

Subscribers access our service through specialized satellite radios available in two XM radio categories. The first category is Portable units, that receive the live satellite feeder that can be used in the home, in the car or on the go, and are currently available under the Delphi SkyFi and Pioneer XMp3™ brand name. The Pioneer XMp3™ also includes MP3 functionality. Second, Plug-n-Play radios allow subscribers to listen to XM radio in the car, or at home through their home stereo system or portable boom box. We currently market a broad selection of radios and accessories, across different price points, , including the Audiovox Xpress family and RoadyXT’s. On November 12th, 2009, XM Canada announced two new additons to the Plug-n-Play radio category: the XM onyX and the Xpress RCi, both featuring the revolutionary PowerConnect™ FM Transmitter that works through your vehicle's radio with easy do-it-yourself installation.

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

Advanced Satellite Radio Technology

Since the introduction of the first XM radio in 2001, XM reports that there has been significant advancement in the selection and features of XM hardware. On August 9, 2005, XM unveiled the Delphi RoadyXT and Audiovox Xpress, the smallest satellite radios ever. In 2006, the Pioneer inno™ with MP3 capabilities, the next generation of XM2go portable satellite radio receivers, became available in many stores across Canada. A particularly innovative feature of the inno allows the user to “bookmark” songs heard on XM, connect the inno to a personal computer, and instantly purchase the songs from the XM + Napster online service. The XMp3 is the newest addition to our portable radio portfolio.  This wearable XM radio and MP3 player receives live satellite radio and lets consumers record up to 100 hours of XM programs, record multiple channels simultaneously, auto-record, pause and replay.  The XMp3 also features new XM2go Music Manager for organizing content and micro-SD card slot for additional MP3 storage. The XMp3 became available to consumers Canada-wide as of November 2008. The initial cost of any of these radios to the consumer ranges from approximately $30 to $300, inclusive of rebates.

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

Satellite Network

XM currently transmits its signal throughout the US and Canada from its two satellites XM-3 and XM-4. Satellites XM-1 and XM-2 are currently inactive, in-orbit spares, available for use in the event either XM-3 or XM-4 fail unexpectedly. XM expects to complete construction of another satellite, XM-5, in late 2009  or early 2010 for use as a ground spare or to be available for launch in the event there is an early operations failure with XM-4.

Competition

We face competition for both listeners and advertising dollars. In addition to pre-recorded music purchased for playing in cars, homes and using portable players, we compete most directly with the following providers of radio or other audio services:

Sirius Canada. Our direct competitor in satellite radio service is Sirius Canada, the only other CRTC licensee for satellite radio service in Canada. Sirius Canada is a joint venture between CBC-Radio Canada, Standard Broadcasting and Sirius. Sirius Canada launched its satellite radio service on December 1, 2005. Sirius Canada broadcasts channels and offers programming that we do not offer, and Sirius Canada’s satellite radio service may be offered as an option on various Canadian car model brands, certain of which may not offer our service.

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

Cellphones. Cellular telephones have increased in functionality over the past few years. Many cell phone providers offer personalized musical ring tones. Some providers also offer streaming music and video services. These streaming services are relatively new to Canadian consumers. We continue our partnerships with TELUS and Rogers to deliver select XM Canada channels to mobile phone users. .

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

Recent Developments

We launched our service on November 22, 2005. As of the completion of our fourth fiscal year since launch, we achieved 515,800 subscribers. Sirius XM has publicly stated that it had over 18,413,435 satellite radio subscribers as of June 30, 2009.

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

Under the GM Distribution Arrangement, GMCL must use commercially reasonable efforts to make XM radios configured for Canadian satellite radio subscription services available as a factory-installed option in at least ninety percent (90%) of its vehicle lines in the with the 2010 model year.

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

We have registered the titles of our Canadian content channels, as applicable, as trademarks in Canada.

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

D.           PROPERTY, PLANTS AND EQUIPMENT

Our corporate office is located in leased space at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

We also lease a broadcast studio at 175 Avenue Road, Toronto, Ontario, M5R 2J2.

We have 65 terrestrial repeaters located across Canada on properties we lease from various parties.

Item 4A.  - Unresolved Staff Comments

None.

Item 5.  - Operating and Financial Review and Prospects

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Management’s discussion and analysis (“MD&A”) discusses the significant factors affecting the results of operations and financial position of Canadian Satellite Radio Holdings Inc. (the “Company”) for the three month period (the “fourth quarter”) and twelve month period (“year-to-date”) ended August 31, 2009. This MD&A should be read in conjunction with the audited consolidated financial statements and related notes thereto, included in the Company’s annual report for the year ended August 31, 2009.  The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in Canadian dollars, unless otherwise noted.

This MD&A has been prepared as of November 12, 2009 at which time 23,606,162 Class A Subordinate Voting shares and 81,428,133 Class B Voting shares are outstanding.

This MD&A contains the following sections:

Forward-Looking Disclaimer	46
Overview	47
Operating Definitions	48
Selected Financial Information	52
Results of Operations	54
Liquidity and Capital Resources	67
Contractual Commitments	71
Off-Balance Sheet Arrangements	72
Arrangements, Relationships and Transactions with Related Parties	72
Critical Accounting Policies and Estimates	74
Recent Accounting Pronouncements	75
Future Accounting Pronouncements	76
International Financial Reporting Standards	76
Certain Risk Factors	77
Outstanding Share Data and Other Information	78

Forward-Looking Disclaimer

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

Although the forward-looking statements contained in this discussion are based on what management of the Company considers are reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.   Our financial projections are based on estimates regarding expected future costs and expected revenue, which are fully described in this MD&A. Other than as required by applicable Canadian Securities Law the Company does not update or revise any forward-looking statements to reflect new information, future events or otherwise.

These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations.  These include but are not limited to the risk factors included in this MD&A (including those listed under the heading “Certain Risk Factors”) in addition to the risks itemized in our Annual Report in Form 20-F (“Form 20-F”) for the fiscal year ended August 31, 2009.  Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.  Readers should not place undue reliance on forward-looking statements.

Overview

Our Business

Our vision is to be the leading premium digital audio entertainment and information service provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long-term in the most cost effective manner.

We offer 130 channels, including commercial-free music as well as news, talk, sports and children’s programming, and thirteen Canadian channels designed and developed from studios in Toronto, Ontario and Québec City, Québec. We continue to leverage our unique programming assets, such as our exclusive broadcasting agreement with the National Hockey League (“NHL”) and our NHL Home Ice channel.

Our target market in Canada includes more than 25 million registered vehicles on the road, including an estimated 1.45 million new vehicles sold in 2009 and more than 12 million households. We are the leader in digital audio entertainment distribution and information delivered via satellite to new vehicles sold in Canada. XM service is available as standard equipment or as a factory-installed option in more than 150 different vehicles for model year 2009, including: General Motors, Honda/Acura, Toyota/Lexus, Nissan/Infiniti, Hyundai and Porsche. XM radios are available under Delphi, Pioneer and Audiovox and other brand names at national consumer electronics retailers such as Best Buy, Future Shop, The Source, Canadian Tire, Walmart Canada and other national and regional retailers.

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

Highlights for the Year and Fourth Quarter of 2009

The following are the highlights from the three months ended August 31, 2009 (compared to the three months ended August 31, 2008):

•	Increased Self-Paying Subscribers by 5% to 380,900 from 363,400.

•	Increased revenue by 16.6% to $13.7 million from $11.8 million.

•	Cost Per Gross Addition (“CPGA”) decreased to $95 from $125.

•	Subscriber Acquisition Costs (“SAC”) decreased to $43 from $59.

•	Improved Adjusted Operating Loss by 65% to $1.4 million (excluding the $1.6 million write-off of property and equipment) from $4.1 million.

•	Deferred revenue increased by $2.4 million to $28.7 million from $26.3 million.

The following are the highlights from the year ended August 31, 2009:

•	Increased Self-Paying Subscribers by 23% to 380,900 from 310,100.

•	Improved Adjusted Operating Loss by 54% to $14.3 million (excluding the $1.6 million write-off of property and equipment) from $30.7 million.

•	Increased revenue by 33% to $52.5 million from $39.5 million.

•	Cost Per Gross Addition (“CPGA”) decreased to $125 from $144.

•	Subscriber Acquisition Costs (“SAC”) decreased to $64 from $74.

•
Purchased US$21.2 million of senior notes.  The Company paid US$1.7 million in cash and issued unsecured subordinated promissory notes with a face value of US$2.8 million. This transaction reduces the Company’s total debt and lowers its interest expense.

U.S. Satellite Radio

As XM Satellite Radio Holdings Inc. (“XM”) and Sirius Satellite Radio Inc. have completed their business combination, forming Sirius XM Radio Inc. (“Sirius XM”) in the United States, we are diligently reviewing the possible alternatives available to the Company to benefit our shareholders and customers.

We rely on XM, which is now being operated as a wholly-owned subsidiary of Sirius XM, for the provision of our satellite radio service.  . We are a standalone Canadian corporation and do not share Sirius XM’s financial liabilities, however, our success will depend on XM’s continued co-operation in providing programming content, satellite network and underlying technology.

Operating Definitions

(a)
Self-Paying Subscribers: subscribers who are receiving and have paid or agreed to pay for our satellite radio service, or, our standalone internet radio or mobile radio service by credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.  Subscribers who have paid or agreed to pay for our internet radio or mobile radio service as an addition to their existing satellite radio service are counted as a single subscriber.

(b)	Other Paying Subscribers:

(i)
subscribers currently in an automotive original equipment manufacturer (“OEM”) trial period and vehicles factory-activated with the XM service, whereby automakers have agreed to pay for all or a portion of the trial period service; and

(ii)
subscribers who are accessing a portion of our programming through other subscription services that we are partnered with such as wireless (“Partnership Subscribers”). With respect to Partnership Subscribers, in exchange for providing the programming, we receive a portion of the monthly revenue collected by our partners, on a per subscriber basis.

Other Paying Subscribers, including Partnership Subscribers, OEM Promotional Subscribers and Rental Car Subscribers are not included in our reporting of Subscription Revenue, ARPU, CPGA and SAC.  Revenue generated from Other Paying Subscribers contributes to other revenue in our results from operations.

(c)	OEM Promotional Subscribers:

(i)	subscribers in the OEM trial period (generally a three-month period) where none of the trial is paid for by automakers; and

(ii)
all subscribers in the OEM post-trial period. The OEM post-trial period is the three-month period following the OEM trial period where we continue to attempt to convert OEM Promotional Subscribers into Self-Paying Subscribers.

(d)	Rental Car Subscriber: rental cars installed with XM satellite radio service for which the Company receives compensation.

(e)
Subscription Revenue: consists primarily of monthly subscription fees for our satellite radio service charged to consumers, commercial establishments and fleets and is recognized as the service is provided.  Promotions and discounts are treated as a reduction to revenue over the term of the plan purchased by the subscriber.  Subscription revenue growth is predominantly driven by growth in our subscriber base but is also affected by fluctuations in the percentage of subscribers in our various discount plans as well as changes in our subscription rates.

(f)
Subscriber Acquisition Costs and SAC: includes subsidies and distribution costs and net costs related to equipment sold direct to the consumer. Subscriber acquisition costs are divided by Self-Paying Subscriber gross additions for the period to calculate SAC. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. Management believes SAC is a useful measure of the operating performance of the business. This non-GAAP measure, which uses certain expense line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. In our financial statements, most of our subscriber acquisition costs are captured in marketing.

(g)
Cost Per Gross Addition (CPGA): includes the amounts in SAC, as well as advertising and marketing, which includes advertising, media and other discretionary marketing expenses.  CPGA costs do not include the costs of marketing staff.  CPGA is a measure of operational performance and not a measure of financial performance under GAAP. We believe CPGA is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain expense line items from our Consolidated Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in our financial statements. CPGA is primarily captured by the combination of subsidies & distribution, advertising & marketing, plus the negative margins from equipment sales.  These costs are divided by the number of Self-Paying Subscriber gross additions for the period to calculate average CPGA.

(h)
Average Monthly Subscription Revenue Per Subscriber (ARPU): derived from the total of earned subscription revenue (net of promotions and rebates) divided by the monthly weighted average number of Self-Paying Subscribers for the period reported.  ARPU is a measure of operational performance and not a measure of financial performance under GAAP.  We believe ARPU is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain revenue line items from our statement of operations, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. ARPU may fluctuate based on promotions, changes in our subscription rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

(i)
Adjusted Operating Profit (Loss): defined as operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit.  We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business.  While amortization and stock-based compensation are considered operating costs under GAAP, these expenses primarily represent the current period allocation of non-cash costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by the parent company are non-cash costs related to the license application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies. Adjusted Operating Profit (Loss) does not purport to represent operating profit (loss) or cash flow from operating activities, as those terms are defined under GAAP, and should not be considered as an alternative to those measurements as an indicator of our performance.

(j)
Pre-Marketing Adjusted Operating Profit (Loss): calculated by adding back total marketing expenses to Adjusted Operating Profit (Loss) (as defined in (i) above). We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in our Consolidated Statement of Operations and Deficit.  We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

	Fiscal Year 2009
($000’s)	Q1	Q2	Q3	Q4

Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit
Profit (loss) before the undernoted	(9,586)	(12,212)	(9,831)	(9,254)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	5,572	5,576	5,574	5,564
Stock-based compensation	690	610	597	593
Costs paid by parent company	60	61	63	64

Adjusted Operating Profit (Loss)	(3,264)	(5,965)	(3,597)	(3,033)
Add total marketing	5,731	6,262	5,616	4,510
Pre-Marketing Adjusted Operating Profit	2,468	297	2,019	1,477

	Fiscal Year 2008
($000’s)	Q1	Q2	Q3	Q4

Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit (Loss)
Profit (Loss) before the undernoted	(17,194)	(15,429)	(13,495)	(10,509)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	5,574	5,570	5,569	5,570
Stock-based compensation	1,072	770	763	783
Costs paid by parent company	54	56	57	58

Adjusted Operating Profit (Loss)	(10,494)	(9,033)	(7,106)	(4,098)
Add total marketing	7,039	7,426	5,827	6,114
Pre-Marketing Adjusted Operating Profit (Loss)	(3,455)	(1,607)	(1,279)	2,016

	12 Months Ended August 31,
($000’s)	2009	2008	2007

Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit (Loss)
Profit (Loss) before the undernoted	(40,883)	(56,627)	(76,357)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	22,286	22,283	22,409
Stock-based Compensation	2,492	3,388	3,144
Costs paid by parent company	248	225	205

Adjusted Operating Profit (Loss)	(15,857)	(30,731)	(50,599)
Add total marketing	22,119	26,406	28,509
Pre-Marketing Adjusted Operating Profit (Loss)	6,262	(4,325)	(22,090)

Selected Financial Information

The following selected financial information has been derived from our audited consolidated financial statements and should be read in conjunction with our audited consolidated financial statements and related notes thereto.

	Fourth quarter
	2009	2008	F2009	F2008

Revenue
Subscription	$13,076,714	$10,673,847	$49,132,609	$35,183,050
Activation	242,851	247,770	1,045,181	895,061
Equipment sales	183,863	233,890	739,950	1,623,329
Advertising & other revenue	237,197	624,034	1,535,164	1,755,603
Total revenue	13,740,625	11,779,541	52,452,904	39,457,043

Operating expenses
Cost of revenue
Revenue share & royalties	4,164,395	3,350,009	14,878,175	11,062,961
Customer care & billing operations	873,186	815,329	3,843,014	3,170,202
Cost of merchandise	375,903	677,682	1,648,479	3,796,889
Broadcast & operations	533,884	671,690	2,047,355	2,781,402
Programming & content	1,176,498	1,107,315	8,676,792	8,273,821
Total cost of revenue	7,123,866	6,622,025	31,093,815	29,085,275

General & administrative	3,602,433	3,199,671	15,451,763	14,921,996
Loss on disposal of property & equipment	1,600,516		1,685,164
Modification of service provider contract	-	-	(1,792,256)	-
Stock based compensation	593,178	782,510	2,491,620	3,388,354

Marketing
Support	854,853	650,602	3,542,329	2,748,049
Subsidies & distribution	1,606,638	2,503,260	9,289,921	11,635,007
Advertising & marketing	2,048,399	2,960,296	9,287,217	12,022,589
Total marketing	4,509,890	6,114,158	22,119,467	26,405,645

Amortization	5,564,392	5,570,076	22,286,351	22,283,112
Total operating expenses	22,994,275	22,288,440	93,335,924	96,084,382

Loss before the undernoted	(9,253,650)	(10,508,899)	(40,883,020)	(56,627,339)
Interest income	19,194	559,895	390,678	1,741,037
Interest expense	(4,286,115)	(4,517,577)	(19,235,539)	(16,858,559)
Revaluation of derivative	-	(531,000)	-	(1,034,600)
Gain on debt repurchase			22,800,192
Foreign exchange gain (loss)	(70,845)	(6,612,581)	(4,555,693)	(1,545,219)

Net gain (loss) and comprehensive gain (loss) for the period	(13,591,416)	(21,610,162)	(41,483,382)	(74,324,680)

Revenue in the fourth quarter of 2009 grew by 2% compared to the third quarter of 2009 and by 17% compared to the fourth quarter of 2008. The increase was driven by growth in our subscriber base.

The following is a summary of quarterly results for past fiscal quarters.

The following is a summary of quarterly results for past fiscal quarters.

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘09	Q2’09	Q3’09	Q4’09

Total revenue	$12,457	$12,780	$13,476	$13,741
Net income (loss)	(31,511)	(20,832)	24,450	(13,591)
Net income (loss) per basic and fully diluted share	(0.66)	(0.43)	0.49	(0.27)

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘08	Q2 ‘08	Q3 ‘08	Q4 ‘08

Total revenue	$8,146	$9,196	$10,336	$11,780
Net income (loss)	(16,157)	(17,768)	(18,789)	(21,610)
Net income (loss) per basic and fully diluted share	(0.34)	(0.37)	(0.39)	(0.45)

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘07	Q2 ‘07	Q3 ‘07	Q4 ‘07

Total revenue	$3,839	$4,862	$5,711	$6,833
Net income (loss)	(23,922)	(27,064)	(13,268)	(20,386)
Net income (loss) per basic and fully diluted share	(0.50)	(0.57)	(0.28)	(0.43)

Results of Operations

The following table is a summary of some of the key financial and operating metrics that the Company uses to help measure the success of operations. Please refer to the previous section Operating Definitions for definitions.

	Fourth quarter		Third quarter
	Aug 31, 2009	Aug 31, 2008	May 31, 2009	May 31, 2008

Financial Metrics ($000s)
Revenue	13,741	11,780	13,476	10,336
Adjusted Operating Profit (Loss)	(3,033)	(4,098)	(3,597)	(7,106)

Operating Metrics
Total Subscribers	515,800	497,400	497,800	439,900
Self-Paying Subscribers	380,900	310,100	363,400	280,400
ARPU	$11.74	$12.06	$11.97	$11.99
SAC	$43	$59	$77	$87
CPGA	$95	$125	$140	$141

Subscribers

As at August 31, 2009, we had total subscribers of 515,800, representing 453,200 Paying Subscribers, 55,900 OEM Promotional Subscribers and 6,700 Rental Car Subscribers. Included in the 453,200 Paying Subscribers, which are the primary source of the Company’s revenue, is 380,900 Self-Paying Subscribers and 72,300 Other Paying Subscribers. Total Self-Paying Subscribers increased 23% versus the fourth quarter of 2008, driven largely by growth in OEM gross additions. Other Paying Subscribers decreased 42% versus the fourth quarter of 2008 driven primarily by a 62% decline in wireless subscribers. The Company continues to restructure its wireless business in order to maximize profitability whilst attempting to increase consumer awareness. As the Company continues to work with its partners to test different promotions, wireless subscribers will likely fluctuate throughout the year.

ARPU

ARPU was $11.74 and $12.06 for the fourth quarters of 2009 and 2008, respectively, and on a full year basis was essentially flat year-over-year. ARPU declined in the fourth quarter of 2009 compared to the fourth quarter of 2008 due primarily to promotion discounts to encourage adoption of multiyear plans. . ARPU is below the basic service price due to promotions offered to new OEM Self-Paying Subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit. As the Company continues to grow the business it is anticipated that ARPU may fluctuate due to multi-year plans and promotional discounts offered to attract and retain its self-paying subscriber base.

Deferred Revenue (Short-Term and Long-Term) on Balance Sheet

($ millions)

The amount of deferred revenue on the Company’s balance sheet includes cash received on the purchase of service plans as well as the unamortized amount of activation revenue, which is amortized over 40 months. The majority of the balance is from the prepayment of service plans. Discounted service plans to incent long-term prepayment are a contributing factor towards achieving positive working capital.

The short-term and long-term deferred revenue balance on the Company’s balance sheet has increased by approximately $5.2 million over the past 12 months. This increase is attributable to: (i) the number of months that customers typically prepay for service; and (ii) the Company’s growing subscriber base. The Company expects this trend in deferred revenue to continue, however, the pace of growth ultimately depends on the pace of Self-Paying Subscriber growth.

Revenue

Revenue includes Subscription Revenue, activation fees, sale of merchandise through direct fulfillment channels, advertising revenue from Canadian-produced channels and other revenue from Partnership Subscribers.

($ millions)

•
Fourth quarter: Revenue increased by $2.0 million, or 17%, to $13.7 million from $11.8 million for the fourth quarter of 2009 and 2008, respectively. The increase was mostly attributable to our growing subscriber base.

•
Year-to-date: On a year-to-date basis, revenue increased $13.0 million, or 33%, to $52.5 million in 2009 from $39.5 million in 2008. The increase was mostly attributable to our growing subscriber base.

Cost of Revenue

For the fourth quarter of 2009 and 2008, cost of revenue was $7.1 million and $6.6 million, respectively, an increase of $0.5 million, or 8%.  On a year-to-date basis, cost of revenue was $31.1 million in 2009 and $29.1 million in 2008, an increase of $2.0 million, or 7%. Cost of revenue is comprised of the following:

Revenue share & royalties - Revenue share & royalties includes Canadian Radio-television Telecommunications Commission (“CRTC”) fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on our satellite radio service, residual commissions paid to distribution partners and fees paid to XM, including a 15% monthly royalty on all subscriber revenue.

•	Fourth quarter: Revenue share & royalties increased $0.8 million, or 24%, to $4.2 million from $3.4 million for the fourth quarter of 2009 and 2008, respectively.

•
Year-to-date: On a year-to-date basis, revenue share & royalties increased $3.8 million, or 35%, to $14.9 million in 2009 from $11.1 million in 2008. This increase is attributable to our growing revenue and subscriber base. Revenue share & royalties as a percentage of total revenues were 28% for both fiscal 2009 and 2008. Going forward, we expect revenue share & royalties as a percentage of total revenues to increase as a revenue sharing agreement with one of our OEM partners became effective during the year.

Customer care & billing operations - Customer care & billing operations consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and invoice satellite radio subscribers. The Company operates on and offshore customer support centers through third party vendors. Our strategy is to continue to find the optimum blend of on and offshore volume allocation in order to maximize cost efficiencies. The Company has reduced costs in this area and will continue to seek further cost reduction opportunities.

•	The average cost of customer care & billing operations per Self-Paying Subscriber decreased $0.14, or 15%, to $0.78 from $0.92 for the fourth quarters of 2009 and 2008, respectively.

•
Fourth quarter: Customer care & billing operations increased by $0.1 million, or 7%, to $0.9 million from $0.8 million for the fourth quarters of 2009 and 2008, respectively. These costs are primarily driven by the volume derived from our growing subscriber base.

•
Year-to-date: On a year-to-date basis, customer care & billing operations increased $0.7 million, or 21%, to $3.8 million in 2009 from $3.2 million in 2008. These costs are primarily driven by call volumes as a result of our growing subscriber base as well as higher than normal call volumes associated with the rollout of our improved channel lineup in the first quarter of 2009.

Customer Care & Billing Operations per Self-Paying Subscriber

Cost of merchandise - The Company sells merchandise under normal business terms direct to employees, friends and family, existing subscribers who purchase additional radios, and to commercial accounts through our direct fulfillment channel.  Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise.

•
Fourth quarter: Cost of merchandise decreased $0.3 million, or 45%, to $0.4 million from $0.7 million for the fourth quarter of 2009 and 2008, respectively. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts.

•
Year-to-date: On a year-to-date basis, cost of merchandise decreased $2.1 million, or 57%, to $1.6 million in 2009 from $3.8 million in 2008. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts.

Broadcast & operations - Broadcast & operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to our studios.  Broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of our Canadian-produced channels.  Operations expenses include facilities, operating costs for the repeater network and information technology expenses related to the broadcast facilities.

•
Fourth quarter: Broadcast & operations decreased $0.2 million, or 21%, to $0.5 million from $0.7 million for the fourth quarters of 2009 and 2008, respectively. Timing of maintenance and repairs on the Company’s broadcast repeaters will fluctuate quarter to quarter.

•
Year-to-date: On a year-to-date basis, broadcast & operations decreased $0.7 million, or 26%, to $2.0 million in 2009 from $2.8 million in 2008. The decline in broadcast & operations expense compared to the prior year is partly due to a reclassification of costs from broadcast & operations to IT costs, which is included in general & administrative expenses. Repairs and maintenance of repeater costs are down compared to the prior year and costs are expected to go down as we rationalize repeaters going forward. The average cost of broadcast &

operations per Self-Paying Subscriber decreased $0.28, or 37%, to $0.48 from $0.76 for the fourth quarters of 2009 and 2008, respectively.  We expect the average cost of broadcast & operations per Self-Paying Subscriber to continue to decrease as these costs do not increase proportionally to the growth in the subscriber base.

Broadcast & Operations per Self-Paying Subscriber

Programming & content - Programming & content include the creative, production and licensing costs associated with the Company’s Canadian-produced channels, which includes third party content acquisition.  The Company views programming & content as a cost of attracting and retaining subscribers. This includes costs of programming staff and fixed payments for third party content, which are primarily driven by programming initiatives. The NHL License Agreement was launched on XM in November 2005 and is amortized over the NHL season, which runs for the nine month period beginning in October of each year.

•
Fourth quarter: Programming & content increased $0.1 million, or 6%, to $1.2 million from $1.1 million for the fourth quarter of 2009 and 2008, respectively. This increase is a result of higher costs associated with the NHL license agreement resulting from unfavorable exchange rate changes over the twelve month period from August 31, 2008 to August 31, 2009, as these costs are paid in US dollars.

•
Year-to-date: On a year-to-date basis, programming & content increased $0.4 million, or 5%, to $8.7 million in 2009 from $8.3 million in 2008. This increase is a result of higher costs associated with the NHL license agreement resulting from unfavorable exchange rate changes during the year, as these costs are paid in US dollars.

Marketing - Marketing expenses decreased $1.6 million, or 26%, to $4.5 million from $6.1 million for the fourth quarter of 2009 and 2008, respectively. The decrease in marketing expenses is due in part to lower retail subsidies & distribution costs and lower costs and lower marketing costs as the business has shifted its focus to the automotive channel. Advertising & marketing, a component of marketing expenses also decreased by $0.9 million in the fourth quarter of 2009 compared to the fourth quarter of 2008.  Marketing costs consist of the direct cost to acquire a subscriber, including subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of our service.  Marketing also includes the cost of marketing staff.

Marketing support - Marketing support includes staffing directly associated with selling radio receivers through our distribution channels, converting OEM trial customers into Self-Paying Subscribers, and marketing the XM brand.

•
Fourth quarter: Marketing support increased $0.2 million, or 31%, to $0.9 million from $0.7 million for the fourth quarters of 2009 and 2008, respectively. This increase is due to a reallocation of costs from advertising and marketing to marketing support. This reallocation of expenses is due to the Company’s decision to in-source its field marketing staff at the beginning of the fiscal year in order to improve efficiencies and reduce costs.

•
Year-to-date: On a year-to-date basis, marketing support increased $0.8 million, or 29%, to $3.5 million in 2009 from $2.7 million in 2008. This increase is due to a reallocation of costs from advertising and marketing to marketing support. This reallocation of expenses is as a result of the Company’s decision to in-source field marketing staff at the beginning of the fiscal year in order to improve efficiencies and reduce costs.

Subsidies & distribution - These direct costs include the subsidization of radios, commissions paid with respect to the sale and activation of radios, and certain promotional costs.

•
Fourth quarter: Subsidies & distribution costs decreased $0.9 million, or 36%, to $1.6 million from $2.5 million for the fourth quarter of 2009 and 2008, respectively. Subsidies & distribution expenses decreased due to lower costs at retail resulting from lower gross additions in the period compared to the prior year.

•
Year-to-date: On a year-to-date basis, subsidies & distribution costs decreased $2.3 million, or 20%, to $9.3 million in 2009 from $11.6 million in 2008. Subsidies & distribution expenses decreased due to lower costs at retail resulting from lower gross additions in the period compared to the prior year. In fiscal 2009, the Company instituted several initiatives designed to reduce subscriber acquisition costs going forward.

SAC

Per Subscriber Acquisition Costs - SAC was $43 and $59 for the fourth quarters of 2009 and 2008, respectively.  SAC was $64 and $74 for the year ended August 31, 2009 and 2008, respectively. The decrease in SAC is attributable to lower spending on retail promotions and to a shift in spending to the OEM channel, which has a lower acquisition cost than the retail channel.

Advertising & marketing - The Company achieves success in these areas through coordinated marketing campaigns that include retail advertising through various media, co-operative advertising with its distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

•	Fourth quarter: Advertising and marketing decreased $1.0 million or 31% to $2.0 million in 2009 from $3.0 million in 2008 as the business has shifted its focus to the automotive channel.

•
Year-to-date: On a year-to-date basis, advertising & marketing decreased $2.7 million, or 23%, to $9.3 million in 2009 from $12.0 million in 2008 due to lower spend on retail and a reallocation of spend from the retail channel to the automotive channel.

CPGA

Cost Per Gross Addition - CPGA was $95 and $125 for the fourth quarters of 2009 and 2008, respectively. CPGA was $125 and $144 for the year ended August 31, 2009 and 2008, respectively. CPGA declined year-over-year as a result of lower advertising and marketing costs as well as lower direct costs to acquire a subscriber. While the Company expects that it will be able to continue to manage CPGA in this range as it grows its subscriber base through cost efficient distribution channels, its ultimate success depends on its ability to continue to drive gross subscriber additions during these challenging economic times.

General & administrative expenses primarily include compensation, IT support and processing costs as well as other expenses which include public company costs, bad debt expense, office occupancy expenses and other corporate expenses.

•	Fourth quarter: General & administrative expenses were $3.6 million and $3.2 million for the fourth quarter of 2009 and 2008, respectively. General & administrative expenses consist of the following:

•
Compensation increased by $0.3 million, to $1.2 million from $0.9 million for the fourth quarters of 2009 and 2008, respectively. Compensation expensed increased in the fourth quarter of 2009 compared to the fourth quarter of 2008 as the Company reduced its workforce and consequently booked severance charges for affected employees.

•	IT support and processing costs remained relatively flat at $0.9 million in the fourth quarter for both 2009 and 2008.

•	Other expenses increased marginally, to $1.5 million from $1.4 million for the fourth quarters of 2009 and 2008, respectively.

•
Year-to-date: On a year-to-date basis, general & administrative expenses increased $0.5 million, or 4%, to $15.4 million in 2009 from $14.9 million in 2008. General & administrative expenses consist of the following:

•	Compensation expense increased marginally by $0.1 million, to $4.2 million in 2009 from $4.1 million in 2008.

•	IT support and processing costs decreased by $0.3 million, to $4.7 million in 2009 from $5.0 million in 2008. This decrease is due to lower costs for services from a third party provider.

•
Other expenses increased by $0.8 million, to $6.5 million in 2009 from $5.8 million in 2008, due primarily to a $1.2 million increase in bad debt provisions.  The increase in bad debt expense year-over-year is a result of higher provisions due to both higher revenues and current economic conditions.

•
The average cost of general & administrative per Self-Paying Subscriber decreased $0.23, or 7%, to $3.23 from $3.61 for the fourth quarters of 2009 and 2008, respectively. This decrease is due to a higher average subscriber base during the current period compared to the prior period.  The Company expects the average cost of general & administrative per Self-Paying Subscriber to continue to trend downwards as its subscriber base increases since it does do not anticipate any significant increase in general & administrative expenses going forward.

General & Administrative Expenses per Self-Paying Subscriber

Loss on Disposal of Property and Equipment

During fiscal 2009, the Company reduced the size of its Toronto studio, which required it to dispose of leasehold improvements for one floor it no longer leased. The loss on the disposal of the leasehold improvements and equipment due to the reduction in the size of the studio is $1.5 million.

Modification of a Service Provider Contract

These are one-time savings that occurred in the first quarter of 2009, which are associated with the change in terms of a contract with one of our service providers.

Stock-based Compensation

These are expenses related to the issuance of stock options.

•
Fourth quarter: Stock option expenses decreased by $0.2 million, to $0.6 million from $0.8 million for the fourth quarter of 2009 and 2008, respectively. During the fourth quarter of 2009 0.3 million shares were issued for stock options.

•
Year-to-date: On a year-to-date basis, stock option expenses decreased $0.9 million, to $2.5 million in 2009 from $3.4 million in 2008. Stock option expense declined compared to the prior year because a higher than usual number of options was granted to two members of the management team during the first quarter of 2008 and those options were immediately expensed. During the year 2009, 1.1 million shares were issued for stock options exercised. In fiscal 2009, 0.3 million options were granted to company employees.

Adjusted Operating Profit (Loss)

($ millions)

Adjusted Operating Profit (Loss) - The Company believes that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of its core business operating results and improves comparability.  A more detailed definition and calculation of Adjusted Operating Profit (Loss) is provided in the Operating Definitions section.

•
Fourth quarter: Adjusted Operating Profit (Loss) improved $1.1 million despite the $1.6 million write-off of leasehold improvements, to ($3.0 million) from ($4.1 million) for the fourth quarter of 2009 and 2008, respectively. Excluding the write-off of leasehold improvements, AOL improved by $2.7 million. The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by a $1.6 million decrease in marketing spend.

As we continue to grow our revenue and manage programming, general & administrative and marketing costs, we expect Adjusted Operating Profit (Loss) to continue to improve.

•
Year-to-date: On a year-to-date basis, Adjusted Operating Profit (Loss) improved $14.9 million despite the $1.6 million write-off of leasehold improvements, to ($15.9 million) in 2009 from ($30.7 million) in 2008. Excluding the write-off of leasehold improvements, AOL improved by $16.5 million. The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by:

•	a $13.0 million revenue improvement;

•	a one-time savings of $1.8 million as a result of modification of a service provider contract;

•	a one-time cost adjustment of $0.6 million in respect of revenue share and royalties; and

•	a reduction of $4.3 million in marketing expenses versus prior year offset by an increase of $2.0 million in cost of revenue and a $1.6 million write-off of leasehold improvements.

Pre-Marketing Adjusted Operating Profit (Loss)

($ millions)

Pre-Marketing Adjusted Operating Profit (Loss) - We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. A more detailed definition and calculation of Pre-Marketing Adjusted Operating Profit (Loss) is provided in the Operating Definitions section.

•
Fourth quarter: Pre-Marketing Adjusted Operating Profit (Loss) decreased $0.5 million, to $1.5 million from $2.0 million for the fourth quarter of 2009 and 2008, respectively. The decreased in Pre-Marketing Adjusted Operating Profit in the fourth quarter compared to the same period prior year is a result of the $1.6 million write-off of leasehold improvements taken during the quarter. Excluding the write-off of leasehold improvements, Pre-Marketing Adjusted Operating Profit increased by $1.1 million. This quarter is the fifth consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve.

•
Year-to-date: On a year-to-date basis, Pre-Marketing Adjusted Operating Profit (Loss) improved $10.6 million, to $6.3 million in 2009 from ($4.3 million) in 2008. The improvement in Pre-Marketing Adjusted Operation Profit (Loss) is driven primarily by continued revenue growth and cost reductions.

Net Non-Operating Expenses

Interest Expense - Interest expense includes costs associated with our US$79 million senior notes (senior notes), $20 million unsecured subordinated convertible notes (convertible notes), and other interest bearing obligations including the XM credit facility.  During the year, the Company purchased US$21.2 million of its outstanding high yield debt for US$1.7 million cash and US$2.8 million of new debt in the form of unsecured subordinated promissory notes (promissory notes), which reduces debt by US$18.4 million, lowers interest expense and strengthens the Company’s balance sheet. The repurchased debt was part of a US$100.0 million aggregate principal amount of 12.75 per cent senior notes due in 2014.  On September 14, 2009 the Company repurchased US$9.0 million in senior notes for US$1.1 million in cash and issued unsecured subordinated promissory notes (promissory notes 2) with a face value of US$2.1 million. The promissory notes 2 mature on September 14, 2014 and carry an interest rate of 18%. The notes are redeemable by the Company after September 14, 2010. The Company will continue to evaluate opportunities to repurchase debt in order to further reduce costs and improve its long-term liquidity position.

•
Fourth quarter: Interest expense decreased $0.2 million, to $4.3 million from $4.5 million for the fourth quarters of 2009 and 2008, respectively. The decrease  in interest expense is a result of the US$21.1 million debt repurchased in the third quarter of 2009 offset by higher interest expense due to the higher balance drawn on the XM credit facility compared to the same period prior year.

•
Year-to-date: On a year-to-date basis, interest expense increased $2.4 million, to $19.2 million in 2009 from $16.8 million in 2008. The primary increase in interest expense is due to the softening of the Canadian dollar relative to the US dollar as interest payments for the senior notes are paid in US dollars. Interest expense also increased compared to the prior year due to the increase in the balance drawn on the XM credit facility.

Interest Income: Interest income includes income from our cash balances and restricted investments.

•
Fourth quarter: Interest income decreased $0.5 million, to $0.0 million from $0.5 million for the fourth quarters of 2009 and 2008, respectively. The decrease in interest income is due to the decline in the Company’s short term and restricted investments during the period.

•
Year-to-date: On a year-to-date basis, interest income decreased $1.3 million, to $0.4 million in 2009 from $1.7 million in 2008. The decrease in interest income is due to the decline in the Company’s short term and restricted investments during the period.

Foreign Exchange Gain (Loss): Includes costs or gains associated with our senior notes, restricted investment, short-term investments and cash balances, which are denominated in US dollars.

•
Fourth quarter: Foreign exchange gain (loss) was ($0.1 million) and ($6.6 million) for the fourth quarters of 2009 and 2008, respectively. The foreign exchange loss in the fourth quarter of 2009 was due to the softening of the Canadian dollar versus the US dollar during this period.

•
Year-to-date: Foreign exchange gain (loss) was ($4.5 million) in 2009 and ($1.5 million) in 2008. The foreign exchange loss for the year was due to the softening of the Canadian dollar versus the US dollar during this period.

Gain on Debt Repurchase: During the year ended August 31, 2009, the Company repurchased US$21.2 million of senior notes. In exchange for these notes, the Company paid US$1.7 million in cash and issued the promissory notes with a face value of US$2.8 million. The Company estimated the fair value of the promissory notes to be US$0.8 million which resulted in a net gain of $22.8 million.

Liquidity and Capital Resources

Change in Cash and Short-term and Restricted Investments, excluding Convertible Notes

($ in millions)

As at August 31, 2009, the Company had total cash and cash equivalents and investments secured for a letter of credit of $15.4 million. Cash and cash equivalents short-term investments and investments secured for a letter of credit, decreased $0.9 million in the fourth quarter of 2009 compared to the third quarter of 2009. This decrease is due primarily to the Company’s payment of interest on its US$79 million of senior notes.

At August 31, 2009, the Company had financial assets of $19.6 million comprised of cash, cash equivalents, restricted investments and accounts receivables. Of the $19.6 million, $4.0 million relates to a restricted investment which supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor. As at August 31, 2009, the Company’s current financial liabilities to be settled in unrestricted cash or financial assets are $22.4 million (2008 - $20.9 million) and the current unrestricted financial assets are $15.7 million (2008 - $23.1 million). Cash equivalents which represented 28% of financial assets, or $5.5 million, are invested in short-term securities of highly rated Canadian issuers and are not exposed to interest rates fluctuations. Accounts receivable of $4.3 million is composed primarily of receivables from customers or subscriber receivables and receivables from our partners or nonsubscriber receivables. During the normal course of business we continually review our subscriber receivables. As our business grows we expect our trade accounts receivable balance will continue to grow as well. Throughout the year, our accounts payable and accrued liabilities may fluctuate as the Company effectively manages its working capital. Accounts payable and accrued liabilities increased by $1.6 million, from $20.6 million as at August 31, 2008 to $22.2 million as at August 31, 2009.

During the twelve months ended Aug 31, 2009 the Company used cash for operating activities of $12.1 million compared to $25.7 million for the twelve months ended August 31, 2008. In the first quarter of 2009, the Company had generated positive cash of $0.5 million. Positive cash is calculated from the Consolidated Statement of Cash Flows as the change in cash during the period less the sale (purchase) of short-term investments and restricted investments, net.  The Company expects cash flows from operating activities to continue to be negative in the short term as the Company incurs expenses to maintain and grow its subscriber base, but expects to achieve positive cash on a consistent basis within the next 18-24 months.  Also, the prevailing economic conditions may affect the Company’s ability to continue to generate significant revenue growth or maintain current levels of revenue as the automobile industry saw lower sales in 2009 compared to 2008. However, automotive industry analysts expect automobile sales in 2010 to be slightly better than sales in 2009. In addition, some of the Company’s customers may choose not to renew their subscriptions. While some of the Company’s costs are variable based on the revenue generated, a significant portion of costs are fixed and some cannot be reduced quickly.   Some of these factors are beyond the Company’s control and may impact its future cash flows from operating activities.  The credit markets also continue to be constrained, raising concern about available funding for a number of companies including Canadian Satellite Radio.  These factors may have an impact on the Company’s liquidity and the Company may need to seek additional equity or debt financing. There is no assurance that the Company would be successful in raising additional financing sufficient to provide the liquidity needed.

The Company monitors its liquidity risk by forecasting its future cash flows needs on a monthly basis. The Company has been managing this risk by taking a number of actions as outlined below.

The Company’s projections of future cash flows are prepared using assumptions that reflect management’s planned courses of action and reflect management’s best estimate of future economic conditions. The key assumptions used in management’s models include the number of estimated new subscribers which reflects estimated growth in automobile sales and the extent of penetration in the market; the number of customers expected to cancel existing subscriptions; the volume of multi-year advance subscriptions estimated to be entered into; estimated price increases; and reduction of discretionary costs. Since these projections are based on assumptions about future events, actual cash flows will vary from the Company’s projections and such variations may be material.

The Company continued to use cash in its operating activities of $12,078,410 for the year ended August 31, 2009 (2008 - $25,669,674). The Company’s projections for the next 18 months reflect continuing used of cash and reflect the following arrangements and key assumptions as at August 31, 2009:

•
Utilizing the XM credit facility.  The Company has access to a $45.0 million credit facility from XM that can be used only to finance the purchase of terrestrial repeater equipment from XM, to pay license fees to XM and to pay interest due on the drawn facility.   At August 31, 2009, the Company had utilized $16.0 million of the facility and $29.0 million was available for future use.  The Company has used the facility during the twelve months ended Aug 31, 2009 to pay all of the license fees due to XM and to pay the interest due on the facility.  This amounted to $8.4 million (2008 - $5.5 million).  The Company expects to pay all future license fees and interest due to XM from this facility for the next 18 - 24 months. The Company is required to meet an annual financial covenant as at August 31 to draw on the facility for the subsequent annual period. The Company is in compliance with this financial covenant at August 31, 2009.

•
Settlement of interest payments through the issuance of shares. Holders of the convertible debt are permitted to elect settlement of their interest payments in shares of the Company.  One of the two holders has previously elected to settle their interest payment in shares of the Company. The amount of interest settled in common shares during fiscal 2009 was $0.8 million (2008 - $1.0 million). The Company anticipates that the holder will continue to exercise this election; however, there is no assurance that this will occur.

•
Deferral of payment of operating expenses.  The Company has entered into deferred payment terms for payments related to the NHL programming and the services provided by Accenture.  The table below reflects the contractual cash flows related to these arrangements. The deferrals resulted in the recognition of additional financial liabilities at August 31, 2009 of approximately $4.2 million.  Subsequent to August 31, 2009,  the NHL has agreed to defer up to $3 million of the payment related to the 2009-2010 NHL season.

•
Reduction of operating costs.  The Company continues to seek opportunities to reduce its operating costs.  A significant portion of costs are fixed; however, the Company incurs significant marketing costs which are discretionary.  While the Company continues with active marketing of its services, the Company’s plans include a reduction in these costs.  While the Company does not expect these reductions in costs to affect subscriber levels, this expected outcome is not reasonably assured.

•
Revenue and deferred revenue.  The Company has experienced a net increase in the number of paying subscribers during 2009 and has projected a net increase in subscribers for the projection period.  During the year the Company has actively marketed longer term arrangements with its subscribers and this, along with the increase in paying subscribers, has contributed to an increase in deferred revenue of  $5.2 million for the year-ended August 31, 2009 (2008 - increase of $9.4 million). The Company expects to continue to actively promote and obtain prepaid subscription arrangements with its customers which provide the customers with a discounted fee.  While these arrangements increase the cash inflow from customers when they are entered into, the company will not realize future cash flows from such customers until a renewal period that may be one to three years in the future.   These arrangements are cancellable by the customer which may require the Company to refund a significant portion of the prepaid fees.   In addition, management’s projection included a nominal increase in the monthly fee charged to customers.

The Company has had opportunities to reduce its long-term debt and related interest payments by repurchasing a portion of its senior notes in exchange for cash and new notes.  The Company has used $2.2 million of cash to repurchase such debt and will evaluate further debt repurchases should the opportunity arise. Subsequent to the year ended August 31, 2009, the Company paid US$1.1 million in cash and issued US$2.1 million in unsecured subordinated promissory notes to repurchase US$9.0 million in senior notes. Any additional debt repurchase will result in cash flows of principal and interest of the senior notes to be paid significantly earlier than the contractual maturity date.

During the year, the following arrangements were concluded:

•
Purchase of US$21.2 million of senior secured debt for cash of US$1.7 million and subordinated promissory notes with a face value of US$2.8 million.  This will reduce annual cash interest costs by US$2.7 million. In September 2009, the Company purchased an additional US$9.0 of senior secured debt for cash of US$1.1 million and subordinated promissory notes of US$2.1 million. This second repurchase will lead to savings of approximately US$1.1 million in interest costs. The Company will continue to seek out opportunities to repurchase debt at an attractive price.

•
Obtained an agreement for payment of performance rights.  The Company has entered into an agreement, which includes a payment plan for copyright royalties past due with the Society of Composers, Authors and Music Publishers of Canada (SOCAN), the Neighbouring Rights Collective of Canada (NRCC) and CSI, a joint venture of the Canadian Musical Reproduction Rights Agency Ltd. (CMRRA) and Montreal-based Society for Reproduction Rights of Authors, Composers and Publishers in Canada (SODRAC) (the collectives). The Company will continue to initiate discussions with key vendors to obtain deferral payments. However, there is no assurance that the Company will be able to obtain such deferrals from its vendors.

We continue to believe that our current liquidity and cash resources will be sufficient to cover our funding needs until we reach consistent positive free cash flow. This is defined as the point at which revenues and working capital sources will fund operating expenses, working capital requirements, interest and principal payments and capital expenditures. We make the above assessment despite credit and liquidity issues that are currently impacting the global economy, based on the following:

•	Our capital expenditure requirements in the next few years are not significant.

•	Our current debt maturities are 2012 and beyond, which obviates the need to roll over existing debt in the near term.

•	We will continue to draw down on the XM Credit Facility.

•	Our current business plans do not anticipate any additional capital fundraising requirements in the near term.

Our current business plan includes consideration for the current economic environment and our ability to continue to generate significant revenue growth. More specifically our plan is designed to increase subscribers and revenues while reducing CPGA and fixed expenditures. While we believe our assumptions are reasonable, they do contain elements of uncertainty that may prompt us to change our positive stance should there be a protracted economic downturn. We continuously review and update our business plan and financial projections including performing sensitivity analysis to mimic potentially unfavourable economic outcomes. The review process may result in changes to our business plan and financial projections which may materially change our cash requirements or delay achievement of sustained positive free cash flow. Our financial projections are based on estimates regarding expected future costs and expected revenue that includes:

•	Growth in revenue as we continue to add Self-Paying Subscribers;

•	A reduction in CPGA;

•	Improvement of the Company’s efficiencies and a reduction and/or deferral of costs from suppliers;

•	Contractual obligations;

•	Utilization of the XM Credit Facility; and

•	Sale of multi-year plans.

At this time, the Company is unable to predict how current financial market conditions may affect its financial results and cash flows from operations. The Company has contractual commitments requiring cash payments of $35 million in the next 12 months as at August 31, 2009 with total financial assets of $15.4 million (unrestricted financial assets of $11.4 million and restricted assets of $4 million).  The prevailing financial market conditions may affect the Company’s ability to continue to maintain current revenue levels or generate significant revenue growth in its OEM business if Canadian demand for automobiles equipped with the XM receiver decreases or does not grow or if customer attrition rates increase due to economic constraints on the Company’s customers.  While the Company believes that its current liquidity position is adequate to sustain it through the economic climate, management is unable to predict the length and severity of the current economic downturn and how it may ultimately affect the Company’s ability to settle its obligations, fund its operations or raise additional capital resources should the need arise.

In addition to the risks related to the current economic conditions described herein, the following are the key risks that the Company monitors, which may materially impact operating results and/or liquidity:

•	Continuing interest payments: The Company continues to have significant financial liabilities which require periodic cash interest payments of approximately $11.4 million per year.

•
Dependency on XM:  The Company’s operations depend on XM’s programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency. As a result of this dependency, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, the Company’s business may suffer as well.

Operating Activities: Operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in working capital.

•
During the fourth fiscal quarter of 2009, cash used in operating activities was ($.9 million), consisting of a net loss of $13.6 million adjusted for net non-cash expenses of $5.4 million and a $7.4 million source of working capital. As we continue to grow our subscriber base, we expect operating losses to decrease.

•
During the fiscal 2009, cash used in operating activities was ($12.1 million), consisting of a net loss of $41.5 million adjusted for net non-cash expenses of $12.4 million and a $17.1 million source from working capital. As we continue to grow our customer base and manage our costs, we expect operating losses to decrease, however, the achievement of operating profits could be further delayed should the Company experience a significant decline or stagnation of growth in net subscriber additions.

Investing Activities: Investing activities consist primarily of capital expenditures and activity in the Company’s restricted investment accounts.

•	During the fourth fiscal quarter of 2009, cash from investing activities was $8.7 million due to net proceeds from short-term investments.

•
During fiscal 2009, cash from investing activities was $19.2 million, which represented the payment of interest from restricted investments plus net proceeds of $11.3 million from short term investments.

Financing Activities: Financing activities primarily consist of net proceeds from debt and equity financing.

•
Senior Notes:  During fiscal 2009, the Company completed a purchase of US$21.2 million of the senior notes. In exchange for these senior notes, the Company paid US$1.7 million in cash and issued unsecured subordinated promissory notes with a face value of US$2.8 million.

.

•
Subordinated Promissory Notes: During fiscal 2009, the Company issued US$2.8 million in unsecured subordinated promissory notes (promissory notes) as part of the Company’s purchase of US$21.2 million of senior notes. The promissory notes have a maturity date of February 15, 2016 and shall bear interest for semi-annual payments on February 15th and August 15th of each year. The blended cash interest rate to maturity is 8.5%.  The promissory notes are not redeemable until February 15, 2015, at which time the Company may redeem the promissory notes at its option. The promissory notes were estimated to have approximate fair value of US$0.8 million, resulting in an effective interest rate of 31%.

Contractual Commitments

The Company has entered into a number of leases and other contractual commitments.  The following table summarizes its outstanding contractual commitments as of August 31, 2009 (in $000’s):

		Less than	1-3	4-5	More than
	Total(1)	1 Year	Years	Years	5 Years

NHL Agreement	$60,170	$10,129	$18,068	$23,762	$8,213
Principal on 12.75% Senior Notes	86,233	-	-	86,233	-
Interest on 12.75% Senior Notes	49,472	10,994	21,988	16,491	-
Principal on US$ Promissory Notes	3,117	-	-	3,117	-
Interest on US$ Promissory Notes	1,029	47	421	561	-
Principal on 8.0% Convertible Notes	20,000	-	-		20,000
Interest on 8.0% Convertible Notes	8,333	1,600	3,200	3,200	333
Operating Leases	2,269	1,123	894	118	134
Marketing & Advertising(2)	19,560	3,131	4,752	4,204	7,472
IT	18,550	3,900	6,987	7,288	375
Other	7,094	4,414	2,430	250	-
	275,828	35,337	58,739	145,224	36,527

Notes:

(1) In connection with our broadcasting license, amended February 10, 2006, we are required to contribute to, or make payments based on a minimum of 5% of revenues over the six year license term towards Canadian talent development. The specific amounts payable under these arrangements have not been included in the table above because the amounts are contingent on the Company’s revenue and/or subscriber projections, which themselves are subject to various economic assumptions. In addition, pursuant to a decision rendered by the Copyright Board of Canada, the Company is required to make certain music programming royalty payments. The Copyright Board’s decision clarifies the Company’s liability for outstanding royalties for satellite radio services and improves the Company’s ability to forecast these costs going forward.

 (2) In January 2009, the Company and Corus Entertainment Inc. (Corus) completed an agreement for the Company to purchase advertising over a five year term. The Company had an existing agreement with Corus that ended in December 2008. Under the new agreement, the Company will purchase $8.2 million of advertising over the five year term for cash payments and shares issued by the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

For the fourth quarter and twelve months, the Company had the following transactions with related parties, which were in the normal course of operations.

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

The remaining options vested in June 2008, expired in December 2008 and compensation costs were being expensed as stock-based compensation over the three-year vesting period. The estimated fair market value of the options was determined using the Black-Scholes valuation model using the following assumptions: estimated fair value of CSRI of $152 per share; risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%. Stock-based compensation includes $0 (2007 - $180,000; 2006 - $90,000) related to these options.

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

As at August 31, 2009, XM had a 21.8% ownership interest in the Company.

During the year ended August 31, 2009, CSRI incurred $247,935 (2008 - $225,395; 2007 - $204,905) of costs related to the Company’s licence application process. These amounts have been recorded as an expense by the Company, with a corresponding credit included in contributed surplus as the amounts are not required to be paid by the Company to CSRI.

During the year ended August 31, 2009, the Company incurred $258,656 (2008 - $364,926; 2007 - $536,427) of expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from a company controlled by the Executive Chairman of the Company. During the year ended August 31, 2009, this property was sold and the lease will no longer be included in related party transactions. Prior to the consummation of the sale, the Company reached an agreement with a Company controlled by the Executive Chairman that committed the Company to vacate a portion of the premises it occupied and remove its signage from the exterior of the building. As a result, the Company incurred a loss on the abandonment of leasehold improvements of $1.5 million. As at August 31, 2009 and 2008, no balance was included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company received printing services from AMI Printing valued at approximately $8,093(2008 - $136,165; 2007 - $671,046). An affiliate of CSR Investments holds an indirect minority interest in AMI Printing. As at August 31, 2009, $0 (2008- $3,352) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company received payroll services from Priszm LP for an amount of $32,000 (2008 - $30,000). In addition, the Company sold approximately $0 (2008 - $184,393; 2007 - $226,800)) of advertising to Priszm LP during the year. Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company. As at August 31, 2009, $0 (2008 - $0) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company incurred costs related to business events from Knightsbridge Investments Inc., totaling approximately $57,200 (2008 - $7,700). As at August 31, 2009 and 2008, no balance was included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $296,668 (2008 - $605,079; 2007 - $2,277,600). The principal of Vision is related to the Executive Chairman of the Company. As at August 31, 2009, $0 (2008 - $16,313) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company incurred consulting services related to public relations from the Wilcox Group totalling $0 (2008 - $196,917; 2007 - $388,226). A director of the Company is the principal of the Wilcox Group. As at August 31, 2009, there was $0 (2008 - $0) included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc. in the amount of $1,531,533 (2008 - $52,725) for which the Company was reimbursed. The Company’s Executive Chairman is the Chairman and controlling shareholder of Data Audio-Visual Enterprises Wireless Inc.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  We believe that the accounting estimates used to assess the carrying value of intangibles and long-lived assets, as well as estimates related to stock-based compensation, revenue recognition, and asset retirement obligations are critical accounting estimates.

Intangibles and Long-Lived Assets

The Company reviews the carrying value of its amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of the projected cash flows. Any change in estimates which cause the undiscounted expected future cash flows to be less than the carrying value would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

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

Revenue Recognition

Revenue from subscribers consists of our monthly subscription fee, which is recognized as the service is provided, and a non-refundable activation fee that is recognized on a pro-rata basis over an estimated term of the subscriber relationship (currently 40 months), which is based upon management’s judgment and experience in the United States. We continually review this estimate. If the actual term of our subscriber relationships is significantly greater than our current estimate of 40 months, the period over which we recognize the non-refundable activation fee will be extended to reflect the actual term of our subscriber relationships.  Sales incentives, consisting of discounts and rebates to subscribers, offset earned revenue.

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at August 31, 2009, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

During the three months ended August 31, 2009, there were no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Recent Accounting Pronouncements

In March 2007, the CICA issued Section 3031, “Inventories”, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost and net realizable value. The final standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company adopted this new guidance effective September 1, 2008. These standards could impact disclosure provided by the Company, but the Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

In December 2006, CICA issued Section 1535 “Capital Disclosures,” which establishes the standards for disclosing information about an entity’s capital and how it is managed.  CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company adopted this new standard effective September 1, 2008. This standard will impact disclosure provided by the Company but will not impact the consolidated financial position, results of operations or cash flows.

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. These amendments are effective for the Corporation for annual periods beginning after January 1, 2008. The Company adopted this new guidance effective September 1, 2008. These standards could impact disclosure provided by the Company, but the Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

In November 2008, the CICA amended Section 3862 “Financial Instruments - Disclosures” to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. These new standards are effective for interim and annual financial statements relating to fiscal years commencing after September 30, 2009 on a prospective basis.  The Company adopted these new standards early, effective August 31, 2009.  This standard impacts note disclosures provided by the Company but does not impact the consolidated financial position, results of operations or cash flows.

Future Accounting Pronouncements

In February 2008, the CICA has issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” This future pronouncement introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  The Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged and will be adopted by the Corporation effective September 1, 2009.  The Corporation is currently assessing the impact of this standard on its financial positions, results of operations or cash flow.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”), for interim and annual reporting purposes, beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for the first quarter of fiscal 2012 and will be required to prepare an opening balance sheet and provide information that conforms to IFRS for comparative periods presented.

The Company began planning the transition from Canadian GAAP to IFRS during the year ending August 31, 2009 with an initial assessment of differences between current Canadian GAAP and IFRS. The initial assessment also included training of the senior finance team and discussions with the Company’s external auditors and advisors.

The Company will next begin the detailed assessment and design phase with a project team including senior executives, representatives from various areas within the organization and external advisors as necessary. This phase will include a comprehensive analysis of the impact of IFRS differences identified in the initial assessment phase. On completion of this phase, the implementation phase will begin.

The Company will continue to assess the financial reporting impacts of converting to IFRS but at this time, the impact on future financial position and results of operations is not reasonably determinable.

Certain Risk Factors

The risk factors below are selected and have been updated from the risks itemized in our Form 20-F for the fiscal year ended August 31, 2009. Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.

Foreign currency risk.

The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar due to its current debt denominated and short term investments denominated in US dollars. Management has assessed this risk to be minimal and as such has not engaged in mitigating this risk through formal hedging strategies. However, the Company still monitors fluctuations in the foreign exchange rates in order to prevent material losses from foreign exchange.

The Company’s cumulative expenditures and losses have been significant.

The Company has expended and will continue to expend significant funds for marketing, developing its subscriber management systems, maintaining and enhancing its terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of its broadcast and office facilities. In addition, cumulative losses and cumulative negative cash flow may continue, and possibly increase, as the Company incurs expenses to grow its subscriber base. If the Company is ultimately unable to generate sufficient revenues to become profitable and have positive cash flow, investors in the Company could lose their investment.

Current economic conditions may adversely affect the Company’s financial results and financial position.

Although the Company’s business plans contain assumptions predicated on an economy that may weaken in the near term, it is unable to predict with certainty how current financial market conditions may affect our financial results from operations. The prevailing financial market conditions may affect the Company’s ability to continue to generate exceptional revenue growth in its OEM business should Canadian demand for automobiles equipped with the XM receiver decline in a significant manner.

While the Company believes that its current liquidity position is adequate to sustain it through the current economic climate, it is unable to predict the length and severity of the current economic downturn and how it may ultimately affect its ability to raise additional capital resources should the need arises.

The Company relies on its exclusive relationship with XM for the provision of satellite radio service.

The Company has an exclusive agreement with XM to provide XM’s satellite digital audio radio services, or SDARS, in Canada. Its success as a business depends on XM’s cooperation and its programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficacy, competitiveness, finances, regulatory status and overall success in the U.S. Because of the Company’s dependency on XM, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, its business may suffer as well. Furthermore, a breach of its agreement with XM or a failure by XM to perform its part of the agreement would have detrimental financial consequences to the Company’s business. The agreement with XM, which became effective November 17, 2005, is for an initial term of ten years and the Company has a right to extend this exclusive agreement for an additional five years. The Company may, at its option to be exercised at least one year prior to the termination of the initial term, extend the License Agreement for a further five years, provided that: (i) Canadian Satellite Radio Inc.’s broadcasting license from the CRTC has been renewed at the end of the current CRTC license term without any adverse modification, and (ii) the Company is not at such time in breach of any provision of the License Agreement and have not failed to cure any breach of a provision of the License Agreement in accordance with its term.

Demand for our service may be insufficient for us to become profitable.

We cannot estimate with any certainty whether consumer demand for our service will be sufficient for us to continue to increase the number of subscribers at projected rates or the degree to which we will meet that demand. Among other things, continuing and increased consumer acceptance of our satellite radio service in Canada will depend upon:

•	the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain satellite radio service; and

•	the marketing and pricing strategies that we employ and that are employed by our competitors.

•	consumer adoption of competing technologies.

If demand for our service does not continue to increase as expected, we may not be able to generate enough revenues to generate positive cash flow or become profitable.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares.  As at November 12, 2009, there were 23,606,162 fully paid and non-assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares outstanding.  There are currently no Class C non-voting shares outstanding.  A total of 2,498,000 stock options are outstanding under the Company’s stock option plan.  Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2009, is available on SEDAR at www.sedar.com.

Item 6  - Directors, Senior Management And Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table provides certain information regarding our directors and our named executive officers (NEOs) as of November 12, 2009.

Name & Place of Principal Residence	Age	Position with the Company

Named Executive Officers

John I. Bitove, Toronto, Ontario	49	Director and Executive Chairman
Michael Moskowitz, Toronto, Ontario	39	President and Chief Executive Officer
Michael Washinushi, Toronto, Ontario	40	Chief Financial Officer, Treasurer and Secretary
Mark Knapton, Toronto, Ontario	50	Vice President, Customer Operations
Janet Gillespie, Toronto, Ontario	50	Vice President, Marketing

Directors

Pierre Boivin,(1)(2)(3) Mount Royal, Québec	56	Director
Marc Comeau, ,(4) Courtice, Ontario	50	Director
Philip Evershed, Toronto, Ontario	49	Director
Stewart Lyons,(5) Toronto, Ontario	36	Director
James W. McCutcheon,(1)(2)(3) Toronto, Ontario	73	Director
Gary M. Parsons,(6) Potomac, Maryland	59	Director
Robert Storey,(1)(2)(3) Ottawa, Ontario	67	Director
Joseph A. Verbrugge, Grand Rapids, Michigan	40	Director
Mat Wilcox, Vancouver, British Columbia	48	Director

Notes:
(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)	Denotes member of the Corporate Governance Committee.
(4)
Marc Comeau has been a director and executive officer of General Motors of Canada Limited ("GMCL") since 2002. As has been publicly disclosed, GMCL has been the recipient of significant  financial support from the governments of Canada and Ontario and as a result, GMCL did not file for protection from bankruptcy or insolvency proceedings. GMCL is in the process of implementing a vitality plan that has resulted and will continue to result  in compromises and arrangements with various stakeholders of GMCL.

(5)
Mr. Lyons was formerly Executive Vice President of the Company, effective August 1, 2008, Mr. Lyons was seconded to an affiliate of the Company, Data Audio-Visual Enterprises Wireless Inc. (DAVE). Effective April 8, 2009 Mr. Lyons formally resigned as Executive Vice President of the Company to join DAVE as a full time employee and was appointed a director of the Board of the Company.

(6)
Mr. Parsons was Chairman of Motient Corporation (MTNT: Nasdaq) a company which made a proposal under legislation relating to bankruptcy in January 2002 while Mr. Parsons was serving as Chairman. Mr. Parsons ceased as Director and Chairman of Motient Corporation upon its emergence from Chapter 11 bankruptcy protection four months later in May 2002.

Named Excutive Officers

John I. Bitove. John I. Bitove is our Executive Chairman and controls CSRI Inc., formerly Canadian Satellite Radio Investments Inc., our controlling shareholder. Mr. Bitove has also been our Director since 2003. He is also the Executive Chairman and Chief Executive Officer of Priszm Canadian Income Fund (TSX:QSR.UN), the owner and operator of 465 KFC™, Pizza Hut™ and Taco Bell™ restaurants in seven provinces across Canada, and Chairman and Chief Executive Officer of Scott’s Real Estate Investment Trust (TSX:SRQ.UN). In 1993, he founded the Toronto Raptors Basketball Club. While with the Raptors, Mr. Bitove helped to launch what is now Raptors TV almost eleven years ago. Mr. Bitove has been associated in various broadcasting ventures for more than a decade. Mr. Bitove is currently involved in a new venture, DAVE Wireless, and is planning to launch wireless services in 10 of Canada’s 13 largest metropolitan markets.

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

Janet Gillespie. Janet Gillespie is our Vice President, Marketing. Ms. Gillespie has over 20 years of marketing and sales experience with leading technology and communications firms, including the past eight years at Palm Canada Inc. Initially as director of marketing, Ms. Gillespie led marketing efforts for Palm handheld computers and smartphones and was instrumental in the successful positioning and launch of the Treo product family. Most recently, Ms. Gillespie was responsible for Palm's wireless business development and overall account management of three wireless business partners. Prior to Palm, Ms. Gillespie held account management and marketing positions enabling her to gain management experience in strategic communications and public relations, channel marketing, as well as building advertising and direct marketing strategies.

Directors

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

Stewart Lyons. Stewart Lyons was appointed a director on April 8, 2009 and is our former Executive Vice President. Mr. Lyons is Executive Vice President of  Data & Audio Visual Enterprises Wireless Inc. Mr. Lyons joined the Company at inception and worked with XM throughout its critical launch and early growth period. Mr. Lyons joined us while he was employed at Scotia Capital Inc., where, from 2003 to 2005, he served as an interest rate derivatives trader in Global Trading. From 1999 to 2001, Mr. Lyons worked as the Director of Operations for the Toronto 2008 Olympic Bid. Mr. Lyons has an MBA from the University of Toronto and an LLB from Osgoode Hall Law School.

James W. McCutcheon, Q.C. James W. McCutcheon has been our Director since 2005. Mr. McCutcheon practices law as independent Counsel and is an active Corporate Director. He was Counsel to McCarthy Tétrault LLP from 1990 until December 31, 2005. Mr. McCutcheon was called to the Ontario Bar in 1962. He was a founding partner of Shibley, Righton & McCutcheon in 1964. For some ten years Mr. McCutcheon practiced predominantly civil litigation before Ontario courts and tribunals. His practice was diversified to include commercial real estate, insurance, trust and corporate law. As independent Counsel, he now advises on a broad variety of litigation, corporate, individual and charity issues. Mr. McCutcheon has served as a director of many public corporations, presently Guardian Capital Group Limited and San Gold Corporation. Mr. McCutcheon has also served on boards of the Art Gallery of Ontario Foundation, Canadian Institute of International Affairs, Eglinton St. George’s United Church, Royal Agricultural Winter Fair, Royal Ontario Museum, University Health Network Toronto, Victoria University in the University of Toronto and World Wildlife Fund (Canada).

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

Joseph A. Verbrugge. Joseph A. Verbrugge has been our Director since 2005. Dr. Verbrugge is Senior Vice President, Automotive Partnerships for Sirius XM Radio Inc. During the eight years prior to joining Sirius XM in 2004 (then XM Satellite Radio Inc.), Dr. Verbrugge was a management consultant with The Dealy Strategy Group LLC, a Washington, DC-based advisory firm providing financial/negotiating/strategic consulting services and operational support primarily to satellite communications companies (including XM), as well as private equity and investment banking firms active in the satellite industry. Dr. Verbrugge is a graduate of the University of Michigan; he obtained an MBA from Georgetown University and a Ph.D. in Management Studies from Oxford University.

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

B.           COMPENSATION

Director Compensation

The following table shows the compensation received by each director, other than directors who served as officers(1), during the fiscal year, for the year ended August 31, 2009.

Name(1)	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Pierre Boivin	43,250	-	-	-	N/A	N/A	43,250
Philip Evershed	28,000	-	-	-	N/A	N/A	28,000
Marc Comeau	N/A	N/A	N/A	N/A	N/A	N/A	N/A
James W. McCutcheon	41,250	-	-	-	N/A	N/A	41,250
Gary M. Parsons	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert Storey	41,250	-	-	-	N/A	N/A	41,250
Joseph A. Verbrugge	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mat Wilcox	28,250	-	-	-	N/A	N/A	28,250

________
Notes:
(1)	Compensation disclosure for John I. Bitove who is an officer of the Compnay and Stewart Lyons, who was an officer for part of the fiscal year, can be found in the summary compensation table below.

Compensation Arrangements for Directors

During the year ended August 31, 2009, members of the Board of Directors, other than Directors who are employees of the Company, its affiliates or strategic business partners, received director fees in accordance with the following standard arrangements:

Annual Board Retainer	$25,000
Audit Committee Chair	$15,000
Compensation Committee Chair	$10,000
Corporate Governance Committee Chair	$10,000
Fee per Board or Committee Meeting Attended in Person	$1,000 per meeting
Fee per Board or Committee Meeting Attended by Teleconference	$250 per meeting

Each director of the Company has been elected to serve until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed.
In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct business. Our directors are not entitled to pension or other retirement benefits. See also “Item 6 - Directors, Senior Management And Employees - E. Share Ownership - Stock Option Plan”.

Executive Compensation

Summary Compensation Table

The following table provides a summary of the compensation of the President and Chief Executive Officer and the Chief Financial Officer of the Company and the three most highly compensated individuals who served as executive officers of the Company (collectively, the "Named Executive Officers") for the fiscal year ended August 31, 2009, whose total compensation exceeded $150,000(1).

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual Incentive Plans	Long-term Incentive Plans
					(f1)	(f2)
Michael Moskowitz President and Chief Executive Officer	2009	350,000	Nil	29,768	$163,730(5)	Nil	N/A	Nil	543,498(*)
Michael Washinushi, Chief Financial Officer, Treasurer and Secretary	2009	270,375	Nil	29,768	$125,400(5)	Nil	N/A	Nil	425,543(*)
John I. Bitove, Executive Chairman	2009	250,000	Nil	29,768	$115,750(5)	Nil	N/A	Nil	395,518(*)
Stewart Lyons, Executive Vice President(3)	2009	190,000	2,769.50(3)	Nil	N/A	Nil	N/A	8,897.17(4)	201,666.67
Mark Knapton Vice President, Customer Operations	2009	169,950	Nil	13,892	64,690	Nil	N/A	Nil	248,532(*)
Janet Gillespie Vice President, Marketing	2009	169,600	Nil	13,892	64,014	Nil	N/A	Nil	247,506(*)
___________
Notes:

1.	Based on the foregoing, the individuals were the only Named Executive Officers during the Company’s most recent completed financial year.
2.	Dollar value of options based on the grant date fair value of $0.6615 per option.
3.
Effective August 1, 2008, Mr. Lyons was seconded to an affiliate of the Company, Data Audio-Visual Enterprises Wireless Inc. (DAVE) which, during the secondment, reimbursed the Company for Mr. Lyons compensation. Effective April 8, 2009 Mr. Lyons formally resigned as Executive Vice President of the Company and was appointed a director of the Company.

4.
Mr. Lyons received a portion of his FY09 compensation as a Director of the Company in the form of a grant of 5,539 Restricted Stock Units (“RSU”), the total market value of these RSUs at the date of the grant was $2,769.50. The remainder of Mr. Lyon’s FY09 Director compensation was paid in cash in the amount of $8,897.17.

5.	Annual bonus for FY2009 approved by the Company’s Board of Directors, but not yet paid, and may be paid in combination of cash and equity.

*	Total includes annual incentive plan bonus for FY2009 that has been approved, but not as yet paid at time of filing of this Annual Report.

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

Michael Moskowitz.  The employment agreement with Mr. Moskowitz is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $350,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan and a guaranteed minimum annual bonus of $175,000 in the first year of employment. The agreement provided for a signing bonus of $100,000 that was paid in 2007. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Moskowitz’s employment and for periods of 18 and 12 months, respectively, following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Moskowitz's employment is terminated for any reason other than for cause, Mr. Moskowitz will receive his base salary and an amount equivalent to 24 months of his bonus, (based on a minimum of $175,000 for the first two years of employment and thereafter an amount equal to the sum of the two years bonus preceding any termination) and other forms of compensation for a period of 24 months following the date of such termination. If Mr. Moskowitz resigns for good reason, within 24 months following a change of control, Mr. Moskowitz will receive the payments and benefits referred to above as if his termination was for any reason other than cause and an additional one-time lump sum payment in the amount of one million dollars on the date of such resignation.  If Mr. Moskowitz’s employment is terminated without cause within twenty-four months after the effective date of a change of control or the executive remains with the Company for twenty-four months after the effective date of a change of control, the executive shall receive a one time lump sum payment in the amount of one million dollars on the date of such termination, or twenty-four month anniversary, respectively.

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

Mark Knapton.  The employment agreement with Mr. Knapton is for an indefinite term, subject to the provision within the agreement.  The agreement provided for a base salary of $160,000 per annum, which has increased to the current level disclosed in the table above, and eligibility to receive a maximum annual bonus of up to 40% of his base salary based on the goals established pursuant to the bonus plan.

Janet Gillespie.  The employment agreement with Ms. Gillespie is for an indefinite term, subject to the provision within the agreement.  The agreement provided for a base salary of $160,000 per annum, which has increased to the current level disclosed in the table above, and eligibility to receive a maximum annual bonus of up to 40% of her base salary based on the goals established pursuant to the bonus plan.  If Ms. Gillespie’s employment is terminated for any reason other than for cause, Ms. Gillespie will receive her base salary for a period of 12 months following the date of such termination.

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

During the fiscal year ended August 31, 2009, the Audit Committee of the Company consisted of the following three directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. Pierre Boivin serves as Chairman of the Audit Committee. During the fiscal year ended August 31, 2009, the Audit Committee met 4 times.

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

During the fiscal year ended August 31, 2009, the Compensation Committee of the Company consisted of the following three directors, all of whom are independent within the meaning of applicable securities laws: Pierre Boivin; James W. McCutcheon; and  Robert Storey. Robert Storey serves as Chairman of the Compensation Committee. During the fiscal year ended August 31, 2009, the Compensation Committee met 3 times.

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

During the fiscal year ended August 31, 2009, the Corporate Governance Committee consisted of the following three directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. James W. McCutcheon serves as Chairman of the Corporate Governance Committee. During the fiscal year ended August 31, 2009, the Compensation Committee met 2 times.

D.           EMPLOYEES

As of September 30, 2009, we had 85 full-time equivalent employees, which included 6 members of senior management and 79 employees working in Finance, Human Resources, Sales & Marketing, Programming, Infrastructure and IT. This is a decrease of 3.5 full-time equivalent employees since August 31, 2008. We also continue to engage Accenture Inc. to design, build, and deploy a subscriber management system that includes billing, customer care, supply chain, subscriber management and radio provisioning systems. In addition, we rely upon a number of consultants and other advisors. The extent and timing of any increase in staffing will depend on the availability of qualified personnel and other developments in our business. None of our employees are represented by a labor union, and we believe that our relationship with our employees is good.

E.	SHARE OWNERSHIP

The following table sets forth the names of the Company’s Named Executive Officers and directors and the number of Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Name	Class A Subordinate Voting Shares(1)	Options to Acquire Class A Subordinate Voting Shares			Percent of Total Shares Outstanding
Named Executive Officers		Number	Option Price	Option Expiry
John I. Bitove	27,742,030(2)	500,000	16.00	12-Dec-12	54.66%
		45,000	5.38	14-Nov-14
		45,000	1.37	4-Nov-15
Michael Moskowitz	0	500,000	5.40	2-Jan-15	N/A
		45,000	5.40	2-Jan-15
		45,000	1.37	4-Nov-15
Michael Washinushi	195,712	150,000	16.00	12-Dec-12	*
		45,000	5.38	14-Nov-14
		45,000	1.37	4-Nov-15
Stewart Lyons	469,387	150,000	16.00	12-Dec-12	*
		45,000	5.38	14-Nov-14
Janet Gillespie	0	21,000	5.28	14-Nov-14	*
		21,000	1.37	4-Nov-15
Mark Knapton	0	10,000	8.74	13-Jul-13	*
		4,000	6.53	16-Apr-14
		21,000	5.38	14-Nov-14
		21,000	1.37	4-Nov-15
Directors
Pierre Boivin	2,500	25,000	16.00	12-Dec-12	*
		50,000	5.38	14-Nov-13
Marc Comeau	0	0	N/A	N/A	N/A
Philip Evershed	1,646,286(3)	25,000	5.38	14-Nov-13	*
James W. McCutcheon	34,044	25,000	16.00	12-Dec-12	*
		50,000	5.38	14-Nov-13
Gary M. Parsons	0	0	N/A	N/A	N/A
Robert Storey	18,741	25,000	16.00	12-Dec-12	*
		50,000	5.38	14-Nov-13
Joseph A. Verbrugge	0	0	N/A	N/A	N/A
Mat Wilcox	153,055	25,000	5.38	14-Nov-13	*

Notes:

(1)
Individual directors have furnished information as to Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned by them, directly or indirectly, or over which they exercise control or direction and assuming exercise of vested options.

(2)
Includes: 27,142,711 Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, which are controlled indirectly by John I. Bitove through CSRI Inc.; and 599,319 Class A Subordinate Voting Shares both directly and indirectly held.

(3)	Assuming conversion of 4,938,859 Class B Voting Shares into Subordinate Voting Shares, which are held by Mr. Evershed indirectly.

*	Individual beneficially owns less than 1% of all Subordinate Voting Shares.

87

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

As at the end of our last fiscal year, we had issued to our directors, officers and employees a total outstanding balance of 2,498,000 options to acquire Subordinate Voting Shares.  In November 2008, the Company granted stock options to certain of its employees for 346,500 Class A Subordinate Voting Shares with an exercise price of $1.37. The options vest from two to three years.  As at August 31, 2009 a cumulative total of 264,000 options were cancelled during the fiscal year (in accordance with the terms of the Plan) as a result of resignations, or terminations of employment of certain employees and officers.

Reference is made to “Item 6  - Directors, Senior Management and Employees  - Compensation  - Executive Compensation” above for information regarding the number of options granted to each of the Named Executive Officers during the fiscal year ended August 31, 2009.

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

As of the date hereof, our directors and named Executive Officers hold an aggregate of 97,166 RSUs which are not conditioned on continued employment with the Company.

Reference is made to “Item 6 - Directors, Senior Management and Employees - Compensation - Executive Compensation” above for information regarding the number of RSUs granted to each of the Named Executive Officers during our fiscal year ended August 31, 2009.

Item 7  - Major Shareholders And Related Party Transactions

A.           MAJOR SHAREHOLDERS

The following table shows the name of each person or company who, as at November 6, 2009, owned of record, or who, to our knowledge, owned beneficially, directly or indirectly, more than 5% of our Class A Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares. As of the date hereof the Company had 23,606,162 fully paid and non assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting shares.

Principal Shareholder	Type of Ownership	Number of Class A Subordinate Voting Shares	Percentage of Class A Subordinate Voting Shares Outstanding	Voting Interest represented by # of Voting Secutrities(3)	Percentage of Votes

CSRI Inc.(1)	Direct	27,142,711	53.48%	81,428,133	77.53%
XM Satellite Radio Holdings Inc.(2)	Direct	11,077,500	21.83%	11,077,500	10.55%
General Motors of Canada Limited	Direct	3,323,250	6.55%	3,323,250	3.16%
MFC Global Investment Management (US), LLC(4)	Indirect	3,223,239	6.35%	3,223,239	3.07%

Notes:

(1)
CSRI Inc., formerly Canadian Satellite Radio Investments Inc., is controlled by John I. Bitove, our Executive Chairman. CSRI Inc. holds its interest in the form of 81,428,133 Class B Voting Shares which represents 77.53% of the voting rights attached to the securities of the Company.

(2)	XM is a wholly owned subsidiary of Sirius XM Radio Inc.
(3)	Voting securities includes both the Class A Subordinate Voting Shares and the Class B Voting Shares.
(4)
As at June 30, 2009 MFC Global Investment Management (US) LLC (“MFC”) filed a Report Under Part 4 of National Instrument 62-103 to report that one or more of the funds or other client accounts managed by it held an aggregate of Class A Subordinate Voting shares representing approximately 10.96% of the then issues and outstanding Class A Subordinate Voting Shares, excluding conversion of all the Class B Voting Shares into Subordinate Voting Shares. As of the latest report filed by MFC on August 10, 2009 the aggregate number of shares held by one or more of the funds or other client accounts managed by it represent 3.07% of the issued and outstanding voting securities of the Company.

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

As at August 31, 2009, XM, a wholly owned subsidiary of Sirius XM, has a 21.8% ownership interest in the Company.

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

The remaining options vested in June 2008, expired in December 2008 and compensation costs were being expensed as stock-based compensation over the three-year vesting period. The estimated fair market value of the options was determined using the Black-Scholes valuation model using the following assumptions: estimated fair value of CSRI of $152 per share; risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%. Stock-based compensation includes $0 (2008 - $180,000; 2007 - $180,000) related to these options.

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

During September 2007, the Company issued convertible notes. $4.0 million of the convertible notes were issued to XM and $6.0 million were issued to shareholders of CSRI, including the Executive Chairman. (A description of the Convertible Notes is included in note 3 in the Notes to the Company’s annual financial statements for the fiscal year ended August 31, 2009 included in this Annual Report.

During the year ended August 31, 2009, CSRI incurred $247,935 (2008 - $225,395; 2007 - $204,905) of costs related to the Company’s license application process. These amounts have been recorded as an expense by the Company, with a corresponding credit included in contributed surplus as the amounts are not required to be paid by the Company to CSRI.

During the year ended August 31, 2009, the Company incurred $258,656 (2008 - $364,926; 2007 - $536,427) of expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from a company controlled by the Executive Chairman of the Company. During the year ended August 31, 2009, this property was sold to a third party. Prior to the consummation of the sale, the Company reached an agreement with a Company controlled by the Executive Chairman that committed the Company to vacate a portion of the premises it occupied and remove its signage from the exterior of the building. As a result, the Company incurred a loss on the abandonment of leasehold improvements of $1.5 million (see note 6 in the Notes to the Company’s annual financial statements for the fiscal year ended August 31, 2009 included in this Annual Report). In addition, the term of the lease was reduced to five additional years from approximately eleven years and the annual lease payments required over the remaining term of the lease were reduced.

During the year ended August 31, 2009, the Company incurred costs related to business events from Knightsbridge Investments Inc., totaling approximately $57,200 (2008 - $7,700).  The Executive Chairman of the Company holds a minority interest in Knightsbridge Investments Inc.

During the year ended August 31, 2009, the Company received printing services from AMI Printing valued at approximately $8,093(2008 - $136,165; 2007 - $671,046). An affiliate of CSR Investments holds an indirect minority interest in AMI Printing. As at August 31, 2009, $0 (2008- $3,352) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company received payroll services from Priszm LP for an amount of $32,000 (2008 - $30,000; 2007 - $27,723). In addition, the Company sold approximately $0 (2008 - $184,393; 2007 - $226,800)) of advertising to Priszm LP during the year. Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company. As at August 31, 2009, $0 (2008 - $0) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $296,668 (2008 - $605,079; 2007 - $2,277,600). The principal of Vision is related to the Executive Chairman of the Company. As at August 31, 2009, $0 (2008 - $16,313) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company incurred consulting services related to public relations from the Wilcox Group totaling $0 (2008 - $196,917; 2007 - $388,226; 2006 - $388,226). A director of the Company is the principal of the Wilcox Group. As at August 31, 2009, there was $0 (2008 - $0) included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc. in the amount of $1,531,533 (2008 - $52,725) for which the Company was reimbursed. There is $18,293 of accounts receivable owed from Data Audio-Visual Enterprises Wireless Inc as of year end August 31, 2009 (2008 - $0).The Company’s Executive Chairman is the Chairman and controlling shareholder of Data Audio-Visual Enterprises Wireless Inc.
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

Item 8  - Financial Information

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated balance sheets as at August 31, 2008 and 2009 and consolidated statements of operations shareholder’s equity and cash flows for the years ended August 31, 2007, 2008 and 2009, including the notes thereto and together with the auditors’ report thereon, are presented at Item 18 of this annual report.

B.           SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since August 31, 2009.

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

Interest on amounts outstanding under the XM Credit Facility  accrue quarterly at a rate of 9 % per annum on draws prior to September 1, 2008 and at a rate of 17.75% per annum thereafter and are payable through additional borrowings under the XM Credit Facility until availability under the XM Credit Facility is exhausted, and thereafter in cash. We have also guaranteed the obligations of our fully owned subsidiary, Canadian Satellite Radio Inc., outstanding under the XM Credit Facility.

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
95

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

D.           EXCHANGE CONTROLS

None.

E.           TAXATION

ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH U.S. HOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Certain U.S. Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax consequences to U.S. persons (as defined below) of the ownership and disposition of notes acquired in the exchange offer which expired on August 1, 2006 (the “Exchange Offer”). Subject to the exceptions, assumptions and qualifications set forth below, the discussion accurately reflects the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of notes acquired in the Exchange Offer. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion assumes that U.S. persons hold the notes as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address the tax consequences to holders that are not U.S. Holders or the tax consequences that may be relevant to particular initial investors in light of their personal circumstances or to certain types of initial investors subject to special tax rules (such as for example brokers, banks and other financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates or former long-term residents of the U.S., investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, investors that hold notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). In addition, this discussion does not include any description of estate and gift tax consequences, or the tax laws of any state, local or foreign government that may he applicable to the notes.

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

Sale, Redemption or Retirement of the Notes

Upon the sale, redemption, retirement at maturity or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such U.S. Holder’s adjusted tax basis in a note. A U.S. Holder’s adjusted tax basis in an exchange note generally will be its cost for the note increased by any accrued market discount previously included in income through the date of disposition. A gain or loss recognized on the disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the note is treated as having been held for more than one year. In the case of a U.S. Holder who is a non-corporate taxpayer, including an individual, the maximum US federal income tax rate on net long-term capital gain is currently 15%. The deductibility of capital losses is subject to limitations.

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

Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemptions from backup withholding and information reporting are properly established. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will generally be allowed as a credit against such U.S. holder’s U.S. federal income tax liability and may entitle the holder to a refund, in the event of an overpayment of tax, provided that the required information is timely furnished to the IRS.

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

Based on the foregoing, amounts that we pay to you as interest, principal or premium on the notes will not be subject to Canadian withholding tax provided that you deal at arm’s length with us at the time we make the payments, and no other taxes on income (including taxable capital gains) will be payable under the Act in respect of the holding, redemption or disposition of notes.

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

To perform sensitivity analysis, the Company assesses the impact of hypothetical changes in interest rates and foreign currency exchange rates on foreign currency denominated and interest-bearing financial instruments. Information provided by the analysis does not represent the Company’s view of future market changes, nor does it necessarily represent the actual changes in fair value that would occur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. In reality, changes in one factor may result in change to another, which may magnify or counteract the sensitivities.

Foreign Currency Exchange Rate Risk

The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar, resulting from the issuance of debt denominated in US dollars, the purchase of US dollar investments, and US dollar-denominated liabilities. The Company does not currently use foreign currency derivatives.

Most of the Company’s revenues and expenses are received or paid in Canadian dollars. Specifically under the XM License Agreement, the Company is not exposed to material foreign currency exchange rate risk as the monthly fees due under this agreement are payable in Canadian dollars. The Company’s only exposure to material foreign currency exchange rate risk is with respect to payments due to XM under the broadcasting agreement with the NHL and with respect to the payments on the Company’s US dollar-denominated notes. However, up to February 2009, the Company’s foreign currency exchange rate risk was reduced because the first six interest payments on the Company’s notes were drawn from the Company’s interest reserve account, which was held in the United States in a US dollar account.

Given the Company’s exposure is limited to material foreign currency exchange rate risk resulting from the issuance of debt denominated in US dollars and the purchase of US dollar investments, management does not actively manage this risk. The Company continues to not actively manage its foreign currency exchange risk.

Further details on the Company’s foreign currency exchange rate risk is included in note 4 in the Notes to the Company’s annual financial statements for the fiscal year ended August 31, 2009 included in this Annual Report.

Interest Rate Risk

We are not exposed to material interest rate risk from changes in interest rates as the interest payments on our notes and convertible debentures are fixed payments. Currently, the Company does not use interest rate derivative instruments to manage exposure to interest rate fluctuations.

Equity Price Risk

As of August 31, 2009, we were not exposed to material market risk from changes in the market value of long-term investments, as we did not hold any significant publicly traded long-term investments.

Item 12  - Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13  - Defaults, Dividend Arrearages and Delinquencies

None.

Item 14  - Material Modifications to The Rights Of Security Holders And Use Of Proceeds

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

There have been no modifications to the rights of security holders.

USE OF PROCEEDS

Not applicable.

Item 15  - Controls and Procedures

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to them by others. As at August 31, 2009, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to ensure the information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

           During the year the Company documented and assessed its systems of internal controls over financial reporting as contemplated pursuant to Rule 404 of the Sarbanes Oxley Act of 2002.  Management has used the criteria set forth in Internal Controls - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at August 31, 2009, the Company’s internal control over financial reporting was effective.

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

Item 16C  - Principal Accountant Fees and Services

PricewaterhouseCoopers LLP has served as our independent public accountant for the fiscal year ending August 31, 2009, for which audited consolidated financial statements appear in this annual report on Form 20-F.

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

For the fiscal year ended August 31, 2009, all of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to this “de minimis exception” under the Sarbanes-Oxley Act of 2002. The following table presents the aggregate fees for professional services and other services rendered by our independent auditor, PricewaterhouseCoopers LLP, for the fiscal years ended August 31, 2009 and 2008.

	2009	2008

Audit Fees	$217,605	$223,500
Audit-Related Fees	-	-
Tax Fees	34,072	43,204
All Other Fees	19,285	143,054
Total Fees	270,962	409,758

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

Item 16E  - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17  - Financial Statements

Not applicable.

Item 18  - Financial Statements

Our audited balance sheets as at August 31, 2009 and our audited statement of operations and deficit and cash flows for the fiscal period ending August 31, 2009, including the notes thereto and together with auditor’s report thereon, are included in this annual report beginning on page F-1.

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

Dated: November 12, 2009

Index to Consolidated Financial Statements
Canadian Satellite Radio Holdings Inc.

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 215

November 12, 2009

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Canadian Satellite Radio Holdings Inc.

We have audited the consolidated balance sheets of Canadian Satellite Radio Holdings Inc. as at August 31, 2009 and 2008 and the consolidated statement of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2009. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2009 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 of the financial statements, the Company changed its accounting policies related to financial instruments.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario

 “PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

Canadian Satellite Radio Holdings Inc.
Consolidated Balance Sheets
As at August 31, 2009 and 2008

	2009 $	2008 $

Assets

Current assets
Cash and cash equivalents	11,386,000	6,344,793
Short term investments	-	11,282,146
Restricted investment - letter of credit (notes 5 and 16)	4,000,000	4,000,000
Accounts receivable	4,261,475	5,538,348
Inventory	2,086	229,597
Prepaid expenses and other assets	3,001,140	2,410,579
Restricted investments (note 2)	-	6,630,744

	22,650,701	36,436,207

Long term prepaids	2,512,450	1,381,685

Property and equipment (note 6)	13,157,191	17,748,597

Contract rights, distribution rights and computer software (note 7)	181,521,217	200,718,239

Total assets	219,841,559	256,284,728

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (notes 8 and 14)	22,248,267	20,618,164
Interest payable	781,384	849,059
Deferred revenue	25,033,620	19,926,157

	48,063,271	41,393,380

Long-term debt (note 3)	115,521,699	124,856,195

Deferred revenue	3,678,004	3,588,033

Other long-term liabilities (note 16)	5,259,864	2,435,481

Total liabilities	172,522,838	172,273,089

Shareholders’ Equity
Share capital (note 9)	333,097,627	314,834,565
Contributed surplus (notes 8 and 9)	26,251,307	39,723,905
Deficit	(312,030,213)	(270,546,831)

Total shareholders’ equity	47,318,721	84,011,639

Total liabilities and shareholders’ equity	219,841,559	256,284,728

Contracts, contingencies and commitments (note 16)

Approved by Board of Directors

(signed) John I. Bitove	(signed) Pierre Boivin
John I. Bitove, Director	Pierre Boivin, Director

Canadian Satellite Radio Holdings Inc.
Consolidated Statements of Operations and Deficit
For the years ended August 31, 2009, 2008 and 2007

	2009 $	2008 $	2007 $

Revenue	52,452,904	39,457,043	21,244,380

Operating expenses
Cost of revenue	31,093,815	29,085,275	25,313,304
General and administrative (note 8)	15,451,763	14,921,996	16,201,717
Loss on disposal of property and equipment (note 6)	1,685,164	-	-
Modification of service provider contract (note 16)	(1,792,256)	-	-
Special charges (note 11)	-	-	2,024,080
Stock-based compensation (notes 8 and 9)	2,491,620	3,388,354	3,143,643
Marketing	22,119,467	26,405,645	28,509,494
Amortization of intangible assets and property and equipment	22,286,351	22,283,112	22,409,443

	93,335,924	96,084,382	97,601,681

Loss before the undernoted	(40,883,020)	(56,627,339)	(76,357,301)

Interest revenue	390,678	1,741,037	2,491,256

Interest expenses	(19,235,539)	(16,858,559)	(15,287,703)

Gain on debt repurchase	22,800,192	-	-

Revaluation of derivative	-	(1,034,600)	-

Foreign exchange gains(losses)	(4,555,693)	(1,545,219)	4,513,905

Net loss for the year	(41,483,382)	(74,324,680)	(84,639,843)

Deficit - Beginning of year	(270,546,831)	(196,222,151)	(111,582,308)

Deficit - End of year	(312,030,213)	(270,546,831)	(196,222,151)

Basic and fully diluted loss per share (note 10)	(0.84)	(1.55)	(1.78)

Canadian Satellite Radio Holdings Inc.
Consolidated Statements of Cash Flows
For the years ended August 31, 2009, 2008 and 2007

	2009 $	2008 $	2007 $

Cash provided by (used in)

Operating activities
Net loss for the year	(41,483,382)	(74,324,680)	(84,639,843)
Add (deduct): Non-cash items
Costs paid by parent company	247,935	225,395	204,905
Stock-based compensation expense	2,491,620	3,388,354	3,143,643
Amortization of intangible assets	19,204,538	19,198,931	19,278,227
Amortization of property and equipment	3,081,813	3,062,110	3,131,216
Accrued interest - debt	(67,675)	258,744	71,154
Accrued interest receivable	(144,753)	(678,181)	(1,266,730)
Interest accretion expense	770,586	814,891	690,000
Increase in other long term liabilities	2,787,435	2,062,022	35,079
Revaluation of derivative	-	1,034,600	-
Writeoff of prepaid advertising	-	-	2,000,000
Debt repurchase	(22,800,192)	-	-
Unrealized foreign exchange losses(gains)	5,058,776	540,111	(3,634,039)
Loss on disposal of property and equipment (note 6)	1,692,702	388,002	-
Net change in non-cash working capital related to operations (note 12)	17,082,187	18,360,027	18,229,966

Net cash used in operating activities	(12,078,410)	(25,669,674)	(42,756,422)

Investing activities
Payment of interest expense from restricted investments	8,110,913	12,927,225	14,270,438
Sale of short-term investments and restricted investments	40,577,389	19,712,324	-
Purchase of short-term investment and restricted investments	(29,295,243)	(29,181,793)	(5,850,000)
Purchase of property and equipment	(183,729)	(399,380)	(1,524,723)
Proceeds on sale of property and equipment	4,999	49,022	-
Rebate received on prior year purchase of computer software	-	-	432,157
Purchase of computer software	(7,516)	(14,917)	(83,240)

Net cash provided by investing activities	19,206,813	3,092,481	7,244,632

Financing activities
Repurchase of long-term debt (note 3)	(2,171,619)	-	-
Proceeds from convertible notes	-	19,396,445	-
Proceeds from XM credit facility	-	3,062,488	-
Repayment of XM credit facility	-	(3,062,488)	-

Net cash (used in) provided by financing activities	(2,171,619)	19,396,445	-

Foreign exchange gain(loss) on cash held in foreign currency	84,423	610	(151,493)
Change in cash and cash equivalents during the year	5,041,207	(3,180,138)	(35,663,283)

Cash and cash equivalents - Beginning of year	6,344,793	9,524,931	45,188,214

Cash and cash equivalents - End of year	11,386,000	6,344,793	9,524,931

Supplemental cash flow disclosures
Utilization of XM credit facility (note 3)	8,394,233	5,493,419	2,136,400
Convertible notes interest settled in shares	800,000	960,478	-
Issuance of promissory notes (note 3)	3,395,981	-	-

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

1	Organization and nature of business

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

The Company has certain exclusive arrangements with XM Satellite Radio Holdings Inc. (XM) to provide the Company’s services in Canada, as further explained in note 14. The Company’s operations depend on XM’s programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency. The Company also has a credit facility with XM, as further explained in note 3.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearingsecurities with original maturities of less than 60 days.  Cash and cash equivalents are designated as held-for-trading and carried at fair value.

Short-term investments

Short-term investments consist of Canadian dollar bank acceptances with original maturities of two to twelve months, which are measured at amortized cost using the effective interest method.

Restricted investments

The restricted investments in prior year (US$6.2 million) represented securities held in trust as security against the interest payment with respect to the Senior notes debt offering described in note 3. The indenture governing the Senior notes required that the Company establish an interest reserve account to cover the first six interest payments due under the notes. In accordance with the indenture, this reserve was released in February 2009.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

These restricted investments consisted of US dollar denominated certificates of deposits, which were recorded at amortized cost using the effective interest method.

Inventory

Inventory is valued at the lower of weighted average cost and net realizable value and consists of finished goods.

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

Amortization related to the terrestrial repeater network and broadcast studio equipment has been included in amortization of intangible assets and property and equipment on the consolidated statements of operations and deficit.

Asset retirement obligations

The Company has obligations with respect to the retirement of terrestrial repeater equipment and restoration of facilities back to their original state at the end of the lease term. Accruals are made based on management’s estimates of current market restoration costs, inflation rates and discount rates. At the inception of a lease, the present value of the expected cash payments is recognized as an asset retirement obligation, with a corresponding amount recognized in property assets. The property asset amount is amortized and the liability is accreted over the period from the lease inception to the time the Company expects to remove the terrestrial repeater equipment and vacate the premises, resulting in both amortization and accretion charges in the consolidated statements of operations and deficit. The Company reviews its asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect any changes in the estimates. Such changes will be recorded in the accounts of the Company as they occur.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

During the year ended August 31, 2009, the Company incurred an asset retirement obligation of $16,563 (2008 - $14,026), which is included in other long-term liabilities, recorded accretion expense of $36,948 (2008 - $36,682) and recorded a reduction in the obligation of $20,385 (2008 - $16,872) due to the settlement of liabilities for the closure of an existing site and removal of a repeater.

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

Stock-based compensation

The Company expenses the fair value of share options and other stock-based awards when granted to employees, directors and senior officers over the related vesting period.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe revenue recognition policies from our major categories: subscriber and activation fees, advertising and equipment sales.

a) Subscriber and activation fees

Subscriber fees, which generally are billed in advance, are recognized as the service is provided over the expected term of the subscriber contract, once a customer enters into a subscription agreement. Sales incentives consisting of rebates to customers are accounted for as reductions of revenue when the revenue is recognized or the incentive is offered. Fees billed to automakers for services offered to automobile purchasers during the promotional periods are offset by amounts owed to the automakers for subsidies related to the sale of the automobiles with our product in accordance with Emerging Issues Committee Abstract No. 156, Accounting by a Vendor for Consideration given to a Customer (including a Reseller of the Vendor’s Products).

Activation fees are recognized over the estimated 40-month life of the customer relationship. Consideration received in advance of revenue recognition is recorded as deferred revenue.

b) Equipment

Equipment revenue is recognized at the time of shipment or delivery of the equipment.

Bundled Service Offerings

The Company recognizes revenue for sales of bundled packages, which might include a radio, activation and/or service component, pursuant to Emerging Issues Committee Abstract No. 142, Revenue Arrangements with Multiple Deliverables (EIC142). Pursuant to EIC142, the Company allocates the consideration received based on the relative fair values of the individual components, consisting of service fees (subscription and activation fees) and the equipment. Given objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting or element based on relative fair values.

c) Advertising

The Company recognizes advertising revenue from the sales of advertisements in the period in which the advertising is broadcast.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

Non-Monetary Transactions

Non-monetary transactions involve the exchange of advertising and satellite radio services for advertising and other services. During the year ended August 31, 2009, the Company completed non-monetary transactions in the amount of $85,536. These transactions were measured at the fair value of the goods and services received.

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

Marketing

Advertising and marketing includes advertising and costs for media and events, which are expensed as incurred.

Marketing also includes incentives and subsidies to retailers and manufacturers to promote the distribution of radios with the capacity to receive XM satellite digital radio programming (XM Radios). These costs are generally expensed on the sale or activation of the XM Radios.

Subscriber service costs

The activation fee paid to XM as part of the licence agreement (note 14) is deferred and amortized to cost of revenue over the estimated 40-month life of the customer relationship. The XM subscription fees are expensed as a cost of revenue as the related subscription revenue is recognized into income.

Broadcast licence acquisition costs

All costs related to obtaining and maintaining the broadcast licence are expensed as incurred.

Programming royalty arrangements

The Company has entered into agreements for the payment of copyright royalties with a number of Canadian copyright collectives. The Company accrues these royalties based on tariff rates that have been legislated. The cost of these royalty arrangements is expensed as a cost of revenue.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

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

In December 2006, the CICA issued Section 3862, “Financial Instruments - Disclosures,” and Section 3863 “Financial Instruments - Presentation”. These standards enhance existing disclosures in previously issued Section 3861 “Financial Instruments - Disclosure and Presentation”.  Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861.  These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis.  The Company adopted these new standards early, effective August 31, 2008.  This standard impacts note disclosures provided by the Company (see note 4) but does not impact the consolidated financial position, results of operations or cash flows.

a)	Section 1530 Comprehensive Income

Section 1530 requires a statement of comprehensive income, which consists of net income and other comprehensive income (OCI).  OCI is a new requirement to temporarily present certain gains and losses outside of net income until realized. The Company did not have OCI during the year ended August 31, 2009, 2008 or 2007 and its comprehensive loss consisted of its loss.

b)	Section 3251, Equity

Section 3251establishes standards for the presentation of equity and changes in equity by category during the period. Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category of equity on the consolidated balance sheet.   The Company did not have a balance of AOCI at August 31, 2009 or 2008.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

c)  Section 3855, Financial Instruments - Recognition and Measurement
     Section 3861, Financial Instruments - Disclosure and Presentation

The Company adopted CICA 3855 and CICA 3861 on September 1, 2007 in accordance with the transition provisions of the respective standards. CICA 3855 was adopted retroactively; however prior years’ financial statements were not restated.

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

Classification of financial instruments

The Company has designated the following classification for financial assets and financial liabilities:

Cash and cash equivalents are classified as held-for-trading with a total carrying value of $11,386,000 (2008 - $6,344,793).  Changes in fair value for the period are recorded in earnings as interest income. Interest income of $51,542 (2008 - $81,926) was recognized on the financial statements for the year ended August 31, 2009.

Short-term and restricted investments are classified as held-to-maturity investments, which are measured at amortized cost using the effective interest rate method.  The Company has the intention and ability to hold these securities to maturity. Interest income of $337,419 (2008 - $1,659,111) was recognized on the financial statements for the year ended August 31, 2009.

Cash and cash equivalents, short-term and restricted investments are the only interest-bearing assets on the financial statements.

Accounts receivable are classified as loans and receivables, which are measured at amortized cost using the effective interest rate method. No interest in relation to these instruments was recognized on the financial statements as at August 31, 2009 (2008 - $nil).

Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost using the effective interest rate method. No interest in relation to these instruments was recognized on the financial statements as at August 31, 2009 (2008 - $nil).

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

Senior notes, the liability component of borrowings under the credit facility and the liability component of convertible notes are classified as other financial liabilities and recorded at amortized cost using the effective interest method. Debt issuance and transaction costs related to other financial liabilities are included in the carrying value of the debt. As a result of adopting CICA 3855 on September 1, 2007, the Company reclassified $4,456,280 of unamortized transaction costs from deferred financing costs to long-term debt.

	Carrying Values at August 31, 2009
	Held for Trading ($)	Held to Maturity ($)	Loans and Receivables ($)	Other Financial Liabilities ($)

Financial Assets
Cash and cash equivalents	11,386,000	-	-	-
Restricted investments	-	4,000,000	-	-
Accounts receivable	-	-	4,261,475	-
	11,386,000	4,000,000	4,261,475	-
Financial Liabilities
Accounts payable and accrued liabilities	-	-	-	22,248,267
Other long-term liabilities				5,259,864
Senior notes	-	-	-	84,596,823
Interest payable on senior notes				481,962
Liability component of convertible notest				16,140,557
Interest payable on convertible notest				266,664
Subordinated promissory notes				925,069
Interest payable on subordinated notes				32,758
Liability component of borrowings under the credit facility				13,859,250
	-	-	-	143,811,214

	Carrying Values at August 31, 2008
	Held for Trading ($)	Held to Maturity ($)	Loans and Receivables ($)	Other Financial Liabilities ($)

Financial Assets
Cash and cash equivalents	6,344,793	-	-	-
Short term investments	-	11,282,146	-	-
Restricted investments	-	10,630,744	-	-
Accounts receivable	-	-	5,538,348	-
	6,344,793	21,912,890	5,538,348	-
Financial Liabilities
Accounts payable and accrued liabilities	-	-	-	20,618,164
Other long-term liabilities				2,435,481
Senior notes	-	-	-	103,400,012
Interest payable on senior notes				582,388
Liability component of convertible notes				15,276,172
Interest payable on convertible notes				266,672
Liability component of borrowings under the credit facility				6,180,011
	-	-	-	148,758,900

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

Derivatives

Under Section 3855, derivatives are carried at fair value and are reported as financial assets when the Company has a contractual right to receive cash or another financial asset from a counterparty or exchange financial instruments with a counterparty under conditions that are potentially favourable to the Company and as financial liabilities where the Company has a contractual obligation to deliver cash or another financial asset to a counterparty or to exchange financial instruments with a counterparty that are potentially unfavourable to the Company.  The changes in fair value during the period are recorded in earnings.  At August 31, 2009 and August 31, 2008, the Company does not have any derivatives outstanding.

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

The Senior notes of the Company include the right to redeem the notes at the option of the Company. This redemption right has been determined to be an embedded derivative that is required to be bifurcated from the underlying debt, or host contract and accounted for as a derivative at fair value with changes in fair value recorded in earnings. As at August 31, 2008 and August 31, 2009, the amortized cost of the host contract, excluding transaction costs, was US$101.0 million and US$79.2 million respectively, and the fair value of the derivative was approximately US$1 million and US$0 million respectively. The value of the derivative has been netted against the senior notes on the balance sheet.

d)	Section 3865, Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale of early termination of the hedged item.  The Company did not apply hedge accounting during the year ended August 31, 2009 or during the year ended August 31, 2008.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

Recent accounting pronouncements
In March 2007, the CICA issued Section 3031, “Inventories”, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost and net realizable value. The final standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company adopted this new guidance effective September 1, 2008. These standards could impact disclosure provided by the Company, but the Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows

In December 2006, CICA issued Section 1535 “Capital Disclosures,” which establishes the standards for disclosing information about an entity’s capital and how it is managed.  CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company adopted this new standard effective September 1, 2008. This standard will impact disclosure provided by the Company but will not impact the consolidated financial position, results of operations or cash flows.

In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. These amendments are effective for the Company for annual periods beginning after January 1, 2008. The Company adopted this new guidance effective September 1, 2008. These standards could impact disclosure provided by the Company, but the Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

In November 2008, the CICA amended Section 3862 “Financial Instruments - Disclosures” to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. This new standard is effective for interim and annual financial statements relating to fiscal years commencing after September 30, 2009 on a prospective basis.  The Company adopted the new standard early, effective August 31, 2009.  This standard impacts note disclosures provided by the Company (note 4) but does not impact the consolidated financial position, results of operations or cash flows.

Future accounting pronouncements
In February 2008, the CICA has the issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” This future pronouncement introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

consistent treatment of all intangible assets, whether separately acquired or internally developed.  The standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged and will be adopted by the Company effective September 1, 2009.  The Company is currently assessing the impact of this standard may have on its financial positions, results of operations or cash flow.

3	Long term debt

	2009	2008

Senior notes	84,596,823	103,400,012
Convertible notes	16,140,557	15,276,172
XM credit facility	13,859,250	6,180,011
Subordinated promissory notes	925,069	-

	115,521,699	124,856,195

Senior Notes

Senior notes consist of US$78.8 million aggregate principal amount of 12.75% senior notes, due in 2014 (the notes). Interest payments on the notes are due semi-annually, on February 15 and August 15. The notes are redeemable at the option of the Company on or after February 15, 2010. Prior to February 15, 2009, the Company may redeem up to 25% of the notes with the proceeds of sales of its share capital. As at August 31, 2009, the principal amount of the notes outstanding is $86.2 million (US$78.8 million). The Senior notes included an embedded derivative (note 2).

The indenture governing the notes required the Company to establish an interest reserve account to cover the first six interest payments due under the notes.  There is no longer an interest reserve account as all six interest payments were completed at February 15, 2009. The indenture also contains certain provisions that restrict or limit the Company’s ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

The notes issued by the Company are guaranteed by its wholly owned subsidiary, CSR, the Company’s only subsidiary. The guarantee is full and unconditional. The Company has no independent assets or operations. As permitted by the regulations of the U.S. Securities Exchange Commission, the consolidating financial information has not been provided.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

During the year ended August 31, 2009, the Company completed the repurchase of US$21.2 million of the face value of the senior notes, which had a carrying value of US$20.8 million. In exchange for these senior notes, the Company paid US$1.7 million in cash and issued unsecured subordinated promissory notes with a face value of US$2.8 million and a fair value of US$0.8 million.

As part of the issuance of the above-mentioned Senior notes, the Company incurred costs amounting to $5,520,032, which were applied against the notes.

Convertible notes

On September 12, 2007, the Company issued $20 million aggregate principal amount of 8.0% unsecured subordinated convertible notes, due September 12, 2014 (the convertible notes) in a private placement. Interest payments on the convertible notes are due semi-annually, on June 30 and December 31, commencing on December 31, 2007. $4.0 million of the convertible notes were issued to XM Satellite Radio Holdings Inc (XM) and $6.0 million were issued to shareholders of CSRI, including John I. Bitove, the Executive Chairman of the Company. CSRI is the controlling shareholder of the Company. The debenture holders may elect to receive interest payments in the form of Class A Subordinate Voting Shares of the Company based on the market price of the Class A Subordinate Voting Shares at the time of the payment. During the year ended August 31, 2009, 1,395,976 Class A Subordinate Voting Shares were issued to debenture holders who elected to receive the December 31, 2008 and June 30, 2009 interest payments in shares.

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

This financial instrument contains both a liability and an equity element. The Company determined the fair value of the liability, the most easily measurable component to be $14,806,520 and assigned the residual amount of $5,193,480 to the equity component as allowed under the CICA Handbook Section 3863, “Financial Instruments -Presentation” (CICA 3863). As part of the issuance of the convertible notes, costs were incurred amounting to $603,555.  These costs are netted against both the liability and equity elements. The liability element is carried at amortized cost using the effective interest rate method. During the year ended August 31, 2009, $118,561 (2008 - $220,599) of interest accretion expense was included in the consolidated statements of operations. The accrued interest payable balance at August 31, 2009 included $266,664 (2008 - $266,672) for the convertible notes. The effective interest rate based on the liability element is 15%.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

XM Credit Facility

In fiscal 2006, XM provided to the Company a $45 million credit facility to be utilized to finance the purchase of terrestrial repeater equipment and to pay license fees. During the year ended August 31, 2009, the Company utilized $8,394,233 (2008 - $5,493,419) under the facility to pay fees due to XM of $7,049,892 and interest accrued on the outstanding balance of the facility of $1,344,341. The facility matures on December 31, 2012 and bears an interest rate of 17.75% per year on drawings under the facility made after September 1, 2008 and 9% on drawings under the facility made prior to September 1, 2008.The interest can be satisfied through additional borrowings under the facility. XM has the right to convert the unpaid principal amounts into Class A Subordinate Voting Shares of the Company at the Offering price of $16.00 per share at any time and any unpaid principal amounts are automatically converted upon the occurrence of certain conditions. The amount available under the credit agreement is permanently reduced by the aggregate principal borrowed under the facility prior to its maturity. Availability of remaining amounts of the credit facility is dependent on the Company meeting certain annual covenants. During the year ended August 31, 2008, an amendment to the credit facility was signed which revised the condition to be met prior to drawing on the credit facility and amended the interest rate. As at August 31, 2009, the Company had $29.0 million available under the facility.

This financial instrument contains both a liability and an equity element. The Company determined the fair value of the liability, the most easily measureable component to be $13,383,483 (refer to note 5 for fair value assumptions) and assigned the residual amount of $2,640,568 to the equity component as provided in CICA 3863. Over the term of the facility, the liability will be accreted to its estimated future payment amount of $16,024,051, with the increase in liability value recorded as interest expense over the period the liability is outstanding. During the year ended August 31, 2009, the Company recognized $1,704,670 (2008 - $516,146) of interest expense related to the credit facility at an effective interest rate of 22.0% (2008 - 15%).

An amendment to the credit facility allowed the Company to draw on the credit facility for payments due on a specific purchase of radio inventory totalling $3.0 million during the year ended August 31, 2008. This draw did not accrue interest and was repaid on June 18, 2008. The transaction was recorded at its exchange amount.

Subordinated Promissory Notes

During the year ended August 31, 2009, the Company issued US$2.8 million in unsecured subordinated promissory notes (promissory notes) with a fair value of US$0.8 million as part of the Company’s repurchase of US$21.2 million of senior notes. The promissory notes have a maturity date of February 15, 2016 and shall bear interest for semi-annual payments on February 15th and August 15th of each year. The interest rate for all interest paid on or prior to August 15th, 2011 is 1.5% and thereafter, the interest rate is 12.0%. The promissory notes are not redeemable until February 15th, 2015, at which time the Company may redeem the promissory notes at its option. The effective interest rate on the promissory notes is 31.0%.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

4	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to significant liquidity risk as it continues to have net cash outflows to support its operations and interest payments on its long-term debt. The Company’s objective is to maintain sufficient cash and short-term investments and the availability of funding through a committed credit facility, and manage collections of accounts receivable to settle financial liabilities when they are contractually due. The Company monitors its liquidity risk by forecasting its future cash flows needs on a monthly basis. The Company has been managing this risk by taking a number of actions as outlined below.

The Company’s projections of future cash flows are prepared using assumptions that reflect management’s planned courses of action and reflect management’s best estimate of future economic conditions. The key assumptions used in management’s models include the number of estimated new subscribers which reflects estimated growth in automobile sales and extent of penetration in the market; the number of customers expected to cancel existing subscriptions; the volume of multi-year advance subscriptions estimated to be entered into; estimated price increases; and reduction of discretionary costs. Since these projections are based on assumptions about future events, actual cash flows will vary from the Company’s projections as such variations may be material.

The Company has expended and will continue to expend funds for marketing to grow the business, maintain its terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of its broadcast and office facilities. While the Company’s loss for the year ended August 31, 2009 has been reduced significantly compared to the loss for the year ended August 31, 2008, the major contributing factor was a one-time gain on the repurchase of the senior notes. The Company has an accumulated deficit of $312 million as at August 31, 2009. During the year ended August 31, 2009, the Company used cash for operating activities of $12 million compared to $26 million for the year ended August 31, 2008.  As at August 31, 2009, the Company’s current financial liabilities to be settled in unrestricted cash or financial assets are $22.4 million (2008 - $20.9 million) and the current unrestricted financial assets are $15.7 million (2008 - $23.1 million).The Company expects cash flows from operating activities to continue to be negative as the Company incurs expenses to maintain and grow its subscriber base. Also, the prevailing economic conditions may affect the Company’s ability to continue to generate significant revenue growth or maintain current levels of revenue as the automobile industry is currently experiencing stagnant or declining sales. In addition, some of the Company’s customers may choose not to renew their subscriptions. While some of the Company’s costs are variable based on the revenue generated, a significant portion of the costs are fixed and some cannot be reduced quickly. Some of these factors are beyond the Company’s control and may impact the future cash flows from operating activities. The credit markets also continue to be constrained, raising concern about available funding for a number of companies including CSR. These factors may have an impact on the Company’s liquidity and the Company may need to seek additional equity or debt financing. There is no assurance that the Company would be successful in raising additional financing sufficient to provide the liquidity needed.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

At August 31, 2009, the Company has a cash balance of $5,873,881 (2008 - $6,344,793), unrestricted short term investments of $5,512,119 (2008 - $11,282,146), accounts receivable of $4,261,475 (2008 - $5,538,348) and restricted investment - letter of credit of $4,000,000 (2008 - $4,000,000). The restricted investment supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor. Short-term investments are maintained in investments where there is a ready liquid market and have maturities of two to twelve months.

The Company continued to use cash in its operating activities of $12,078,410 for the year ended August 31, 2009 (2008 - $25,669,674). The Company’s projections for the next 18 months reflect continuing used of cash and reflect the following arrangements and key assumptions as at August 31, 2009:

•
Revenue and deferred revenue.  The Company has experienced a net increase in the number of paying subscribers during 2009 and has projected a net increase in subscribers for the projection period.  During the year the Company has actively marketed longer term arrangements with its subscribers and this, along with the increase in paying subscribers, has contributed to the increase in deferred revenue of  $5.2 million for the year-ended August 31, 2009 (2008 - increase of $9.4 million). The Company expects to continue to actively promote and obtain prepaid subscription arrangements with its customers which provide the customers with a discounted fee.  While these arrangements increase the cash inflow from customers when they are entered into, the company will not realize future cash flows from such customers until a renewal period that may be one to three years in the future.   These arrangements are cancellable by the customer which may require the Company to refund a significant portion of the prepaid fees.   In addition, management’s projection included an estimated increase in the monthly fee charged to customers.

•
Reduction of operating costs.  The Company continues to seek opportunities to reduce its operating costs.  A significant portion of costs are fixed; however, the Company incurs significant marketing costs which are discretionary.  While the Company continues with active marketing of its services, the Company’s plans include a reduction in these costs.  While the Company does not expect these reductions in costs to affect subscriber levels, this expected outcome is not reasonably assured.

•
Deferral of payment of operating expenses.  The Company has entered into deferred payment terms for payments related to the NHL programming and the services provided by Accenture.  The table below reflects the contractual cash flows related to these arrangements. The deferrals resulted in the recognition of additional financial liabilities at August 31, 2009 of approximately $4.2 million.  Subsequent to August 31, 2009, the NHL has agreed to defer up to $3 million of the payment related to the 2009-2010 NHL season as described in Note 16.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

•
Utilizing the XM credit facility.  The Company has access to a $45 million credit facility from XM (note 3) that can be used only to finance the purchase of terrestrial repeater equipment from XM, to pay license fees to XM and to pay interest due on the drawn facility. At August 31, 2009, the Company had utilized $16.0 million of the facility and $29.0 million was available for future use.  The Company has used the facility during the year to pay all of the license fees due to XM and to pay the interest due on the facility.  The Company expects to fully use the facility to pay all future license fees and interest payments due to XM until the facility is fully utilized and management expects to fully utilize the facility by the end of fiscal 2011. The facility requires an annual financial covenant to be met prior to further drawings under the facility.  The covenant was met at August 31, 2009.

•
Settlement of interest payments through the issuance of shares. Holders of the convertible debt (note 3) are permitted to elect settlement of their interest payments in shares of the Company.  One of the two holders has previously elected to settle their interest payment in shares of the Company. The amount of interest settled in common shares during fiscal 2009 was $0.8 million (2008 - $1.0 million). The Company anticipates that the holder will continue to exercise this election; however, there is no assurance that this will occur.

The Company has had opportunities to reduce its long-term debt and related interest payments by repurchasing a portion of its senior notes in exchange for cash and new notes.  The Company has used $2.2 million of cash to repurchase such debt (note 3) and is committed to use an additional $1.0 million to repurchase more of these senior notes (note 18). This commitment will result in cash flows of principal and interest of the senior notes to be paid significantly earlier and in significantly different amounts from those indicated in the table below. The Company may consider similar transactions if the opportunity arises, which may have a similar impact on the timing and amount of cash flows.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

The table below summarizes the Company’s financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date.  The amounts disclosed in the table are the contractual undiscounted cash flows (in $000’s):

	Total	0 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	4 - 5 Years	More than 5 Years

Accounts payable and accrued liabilities	18,678	12,069	3,069	3,540	-	-	-
XM accounts payable and accrued liabilities	3,570	3,570
Principal on 12.75% Senior Notes	86,233	-		-	-	86,233	-
Interest on 12.75% Senior Notes	49,473	-	5,497	5,497	21,988	16,491	-
Principal on 8.0% Convertible Notes	20,000	-			-	-	20,000
Interest on 8.0% Convertible Notes	8,333	-	800	800	3,200	3,200	333
Interest and Principal on Subordinated Promissory Notes	4,894	-	23	24	421	748	3,678
Accenture agreement	191	-			191	-	-
NHL Agreement	4,220	-			2,190	2,030	-
XM Credit Facility	14,207	-			-	14,207	-
Interest on XM Credit Facility	1,817					1,817
Total	211,616	15,639	9,389	9,861	27,990	124,726	24,011

At this time, the Company is unable to predict how current financial market conditions may affect its financial results and cash flows from operations. The prevailing financial market conditions may affect the Company’s ability to continue to generate significant revenue growth in its OEM business should Canadian demand for automobiles equipped with the XM receiver decline in a significant manner or if customer churn rates increase due to economic constraints on the Company’s customers.

Management continues to actively manage its liquidity risk by implementing plans to increase cash flows from subscriptions, manage its costs and defer payments of certain of its financial liabilities as noted above.  It is possible that the Company will not achieve the cash flows projected by management and the Company’s available cash will decline significantly and management will have to consider other alternatives.

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

5	Financial instruments

In December 2006, the CICA issued Section 3862, “Financial Instruments - Disclosures” which places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how these risks are managed by the Company.

In November 2008, the CICA amended Section 3862 “Financial Instruments - Disclosures” to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The Company adopted these new standards early, effective August 31, 2009.

The Company, through its financial assets and liabilities, is exposed to various risks.  The analysis in notes 4 and 5 provides a measurement of these risks:

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments.

To perform sensitivity analysis, the Company assesses the impact of hypothetical changes in interest rates and foreign currency exchange rates on foreign currency denominated and interest-bearing financial instruments. Information provided by the analysis does not represent the Company’s view of future market changes, nor does it necessarily represent the actual changes in fair value that would occur under normal market conditions because, of necessity, all variables other than the specific market risk factor are held constant. In reality, changes in one factor may result in change to another, which may magnify or counteract the sensitivities.

Foreign currency risk

The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar, resulting from the issuance of debt denominated in US dollars, the purchase of US dollar investments, and US dollar-denominated liabilities. The Company does not currently use foreign currency derivatives.

Most of the Company’s revenues and expenses are received or paid in Canadian dollars. Specifically under the XM License Agreement, the Company is not exposed to material foreign currency exchange rate risk as the monthly fees due under this agreement are payable in Canadian dollars. The Company’s only exposure to material foreign currency exchange rate risk is with respect to payments due to XM under the broadcasting agreement with the NHL and with respect to the payments on the Company’s US dollar-denominated notes. However, up to February 2009, the Company’s foreign currency exchange rate risk was reduced because the first six interest payments on the Company’s notes were drawn from the Company’s interest reserve account, which was held in the United States in a US dollar account.

Given the Company’s exposure is limited to material foreign currency exchange rate risk resulting from the issuance of debt denominated in US dollars and the purchase of US dollar investments, management does not actively manage this risk. The Company continues to not actively manage its foreign currency exchange risk.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

At August 31, 2009, the Canadian/US foreign exchange rate was 0.9132. Assuming that all other variables remain constant, a decrease of 10% (with opposite impacts on an increase of similar proportion) in the Canadian dollar would have the following impact on the ending balances of certain balance sheet items at August 31, 2009:

Financial Assets
Cash	311,322

Financial Liabilities
Accounts payable and accrued liabilities	(404,786)
Long term debt	(9,504,491)
Other long term liabilities	(468,979)
Net foreign exchange loss	(10,066,934)

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

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk, primarily in relation to cash and cash equivalents, short-term investments, restricted investments and accounts receivable, all of which are uncollateralized.

The carrying amount of these financial assets represents the maximum credit exposure, which at the reporting date was:

	2009 $	2008 $
Cash and cash equivalents	11,386,000	6,344,793
Short term investments	-	11,282,146
Restricted investment - letter of credit	4,000,000	4,000,000
Accounts receivable	4,261,475	5,538,348
	19,647,475	27,165,287

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its cash and cash equivalents with major chartered Canadian banks, placing its investments in lower-risk bank acceptances of these chartered Canadian banks. All of these chartered Canadian banks have a risk rating of B or higher per Moody’s.  Due to their short-term nature and placement in lower-risk bank acceptances with major chartered Canadian banks, cash and cash equivalents, short-term investments and restricted investments are not exposed to material credit risk.

With respect to accounts receivable, exposure to credit risk varies due to the composition of individual customer balances. Subscription fees are received through either credit card payments or cheque remittances. The majority of subscriber billings are credit card transactions.

For credit card transactions, the Company performs an authorization check at the time of billing. As all receivable amounts relating to credit card transactions have been authorized by the credit card processor, there is limited credit risk associated with these.

For cheque remittances, the Company regularly monitors overdue customer balances to assess credit risk.

The breakdown of the accounts receivable balance at the reporting date was:

	2009 $	2008 $

Neither past due nor impaired	3,154,271	4,362,480
Past due, not impaired	1,107,204	1,175,868
	4,261,475	5,538,348

The Company believes that the credit quality is high for the neither past due nor impaired accounts receivable based on prior experience of collections of accounts within 0-30 days of billing

Accounts receivable are considered past due 31 days after billing.  The aging of accounts receivable considered past due, but not impaired, at the reporting date was:

	2009 $	2008 $

31 - 60 days	724,319	346,423
61 - 90 days	382,885	404,070
Over 90 days	-	425,375
	1,107,204	1,175,868
No past due accounts have been renegotiated with different terms.

The Company believes that the concentration of credit risk of accounts receivable is limited as accounts receivable are widely distributed among many subscribers across Canada and there are no specific types of customers that have unique characteristics.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

Fair Value

The carrying value of short-term investments, restricted investments, accounts payable and accrued liabilities approximates their fair value given their short-term nature. The carrying value of the senior notes is $84.6 million. The face value of the senior notes is $86.2 million while their fair value is approximately $30.4 million. The fair value is determined using the market prices of the publicly traded senior notes.

The carrying value of the credit facility is approximately $13.9 million. The face value of the credit facility is approximately $16.0 million while its fair value is approximately $12.8 million. The carrying value of the convertible notes is $16.1 million. The face value of the convertible notes is $20.0 million while its fair value is approximately $11.9 million. The carrying value of the promissory notes is $0.9 million. The face value of the promissory notes is $3.1 million while its fair value is $1.2 million. The fair values of the credit facility, convertible notes and promissory notes is estimated using a discounted future cash flow valuation model. This model includes observable inputs, such as contractual payment terms, maturity dates and relevant market interest rates, as well as unobservable inputs, such as a credit spread attributable to the Company’s own credit risk.

6	Property and equipment

Property and equipment consist of the following:

		2009

	Cost $	Accumulated amortization $	Net $

Terrestrial repeater network	14,536,253	6,056,345	8,479,908
Leaseholds	5,298,870	1,901,266	3,397,604
Broadcast studio equipment	1,591,577	1,060,926	530,651
Computer hardware	1,073,406	668,914	404,492
Furnishings and equipment	928,790	584,254	344,536

	23,428,896	10,271,705	13,157,191

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

		2008

	Cost $	Accumulated amortization $	Net $

Terrestrial repeater network	14,577,544	4,353,530	10,224,014
Leaseholds	7,375,367	1,738,720	5,636,647
Broadcast studio equipment	1,625,576	785,321	840,255
Computer hardware	902,792	467,777	435,015
Furnishings and equipment	1,028,413	415,747	612,666

	25,509,692	7,761,095	17,748,597

During the year ended August 31, 2009, the Toronto studio location was sold by the previous landlord, which was a related party, to a new landlord. The sale of the property required the Company to reduce the size of the Toronto studio from two floors to one floor. This reduction in space required the Company to abandon leaseholds for the one floor no longer leased and included the incurred costs of building studios and offices. The loss on the disposal of the leaseholds and equipment due to the reduction in the size of the studios is $1.5 million and is recorded in general and administrative expenses on the statement of operations.

7	Contract rights, distribution rights and computer software

Contract rights, distribution rights and computer software consist of the following:

		2009

	Cost $	Accumulated amortization $	Net $

XM rights (notes 8 and 14)	177,610,410	44,817,860	132,792,550
GMCL distribution rights (notes 8 and 15)	53,172,000	15,338,077	37,833,923
Honda distribution rights (notes 8 and 15)	9,827,325	4,197,088	5,630,237
Nissan distribution rights (notes 8 and 15)	4,913,663	1,678,827	3,234,836
Computer software	7,755,152	5,725,481	2,029,671

	253,278,550	71,757,333	181,521,217

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

		2008

	Cost $	Accumulated amortization $	Net $

XM rights (notes 8 and 14)	177,610,410	32,976,227	144,634,183
GMCL distribution rights (notes 8 and 15)	53,172,000	11,247,923	41,924,077
Honda distribution rights (notes 8 and 15)	9,827,325	2,968,672	6,858,653
Nissan distribution rights (notes 8 and 15)	4,913,663	1,187,463	3,726,200
Computer software	7,747,636	4,172,510	3,575,126

	253,271,034	52,552,795	200,718,239

During year ended August 31, 2009, $19,204,538 (2008 - $19,198,931) of amortization was recorded on these intangible assets.

8	Related party accounts and transactions

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

The remaining options vested in June 2008, expired in December 2008 and compensation costs were being expensed as stock-based compensation over the three-year vesting period. The estimated fair market value of the options was determined using the Black-Scholes valuation model using the following assumptions: estimated fair value of CSRI of $152 per share; risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%. Stock-based compensation includes $0 (2008 - $180,000; 2007 - $180,000) related to these options.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

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

As described in note 8, XM has a 21.8% interest in the Company. See note 14 and note 15 for transactions with and amounts owed to XM.

During the year ended August 31, 2009, CSRI incurred $247,935 (2008 - $225,395; 2007 - $204,905) of costs related to the Company’s licence application process. These amounts have been recorded as an expense by the Company, with a corresponding credit included in contributed surplus as the amounts are not required to be paid by the Company to CSRI.

During the year ended August 31, 2009, the Company incurred $258,656 (2008 - $364,926; 2007 - $536,427) of expenses related to the reimbursement of operating and travel expenses and the lease of its Toronto studio from a company controlled by the Executive Chairman of the Company. During the year ended August 31, 2009, this property was sold to a third party. Prior to the consummation of the sale, the Company reached an agreement with a Company controlled by the Executive Chairman that committed the Company to vacate a portion of the premises it occupied and remove its signage from the exterior of the building. As a result, the Company incurred a loss on the abandonment of leasehold improvements of $1.5 million (note 6). In addition, the term of the lease was reduced to five additional years from approximately eleven years and the annual lease payments required over the remaining term of the lease were reduced.

During the year ended August 31, 2009, the Company incurred costs related to business events from Knightsbridge Investments Inc., totalling approximately $57,200 (2008 - $7,700). As at August 31, 2009 and 2008, no balance was included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company received printing services from AMI Printing valued at approximately $8,093(2008 - $136,165; 2007 - $671,046). An affiliate of CSR Investments holds an indirect minority interest in AMI Printing. As at August 31, 2009, $nil (2008- $3,352) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company received payroll services from Priszm LP for an amount of $32,000 (2008 - $30,000). In addition, the Company sold approximately $nil (2008 - $184,393; 2007 - $226,800) of advertising to Priszm LP during the year. Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company. As at August 31, 2009, $nil (2008 - $nil) was included in accounts payable and accrued liabilities.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

During the year ended August 31, 2009, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $296,668 (2008 - $605,079; 2007 - $2,277,600). The principal of Vision is related to the Executive Chairman of the Company. As at August 31, 2009, $nil (2008 - $16,313) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company incurred consulting services related to public relations from the Wilcox Group totalling $0 (2008 - $196,917; 2007 - $388,226). A director of the Company is the principal of the Wilcox Group. As at August 31, 2009, there was $0 (2008 - $0) included in accounts payable and accrued liabilities.

During the year ended August 31, 2009, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc. in the amount of $1,531,533 (2008 - $52,725) for which the Company was reimbursed. There is $18,293 of accounts receivable owed from Data Audio-Visual Enterprises Wireless Inc as of year end August 31, 2009 (2008 - $0).The Company’s Executive Chairman is the Chairman and controlling shareholder of Data Audio-Visual Enterprises Wireless Inc.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

9	Share capital and other activity

The authorized share capital of the Company as at August 31, 2009 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

Share capital and other activity are summarized as follows:

	Number of shares		Value of shares

	Class A Subordinate Voting Shares	Class B Voting Shares	Class A Subordinate Voting Shares $	Class B Voting Shares $	Contributed surplus $	Total $

Balance as at August 31, 2006	20,482,289	81,428,133	297,629,802	14,965,560	26,344,137	338,939,499

Costs incurred by CSR Investments (note 8)	-	-	-	-	204,904	204,904
Stock-based compensation expense	-	-	-	-	3,058,171	3,058,171
Issuance of Class A Subordinate Voting Shares to 2 employees and 2 contractors	12,500	-	85,500	-	-	85,500
Restricted Stock Units issued	-	-	-	-	412,059	412,059
Restricted Stock Units converted to shares	47,127	-	268,020	-	(218,575)	49,445
Equity portion of XM credit facility	-	-	-	-	329,009	329,009

Balance as at August 31, 2007	20,541,916	81,428,133	297,983,322	14,965,560	30,129,705	343,078,587

Costs incurred by CSR Investments (note 8)	-	-	-	-	225,395	225,395
Stock-based compensation expense	-	-	-	-	3,388,354	3,388,354

	Class A Subordinate Voting Shares	Class B Voting Shares	Class A Subordinate Voting Shares $	Class B Voting Shares $	Contributed surplus $	Total $

Issuance of Class A Subordinate Voting Shares to NHL	102,150	-	500,000	-	-	500,000
Issuance of Class A Subordinate Voting Shares to satisfy interest payments on Convertible Notes	234,844	-	960,478	-	-	960,478
Restricted Stock Units issued	-	-	-	-	101,609	101,609
Restricted Stock Units converted to shares	72,157	-	425,205	-	(393,830)	31,375
Equity portion of $20 million convertible notes	-	-	-	-	5,036,752	5,036,752
Equity portion of XM credit facility	-	-	-	-	1,235,920	1,235,920

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

Balance as at August 31, 2008	20,951,067	81,428,133	299,869,005	14,965,560	39,723,905	354,558,470
Costs incurred by CSR Investments (note 8)	-	-	-	-	247,935	247,935
Stock-based compensation expense	-	-	-	-	2,491,620	2,491,620
Stock options exercised	1,075,000	-	17,210,750	-	(17,200,000)	10,750
Issuance of Class A Subordinate Voting Shares to satisfy interest payments on Convertible Notes	1,395,976	-	800,000	-	-	800,000
Issuance of Class A Subordinate Voting Shares to Corus on new contract	150,568	-	115,937	-	-	115,937
Restricted Stock Units issued	-	-	-	-	48,583	48,583
Restricted Stock Units converted to shares	33,551	-	136,375	-	(136,375)	-
Equity portion of XM credit facility	-	-	-	-	1,075,639	1,075,639

Balance as at August 31, 2009	23,606,162	81,428,133	318,132,067	14,965,560	26,251,307	359,348,934

On November 17, 2005, the Company entered into a Share Issuance Agreement and provided XM its rights to a 23.30% ownership interest in the Company. Immediately prior to the closing of the Offering, the Company issued 11,077,500 Class A Subordinate Voting Shares of the Company to XM. The Class A Subordinate Voting Shares were determined to have a value of $177,240,000, based on the Offering price of $16.00 per share. Rights with a value of $177,240,000 have been recorded as an intangible asset to be amortized over the initial term of the XM agreements of ten years, plus the additional renewal period of five years.

As part of the distribution agreement with GMCL (note 15), the Company agreed to provide GMCL with a 7% equity interest in the Company. Immediately prior to the closing of the Offering in December 2005, the Company issued 3,323,250 Class A Subordinate Voting Shares to GMCL. The Class A Subordinate Voting Shares were determined to have a value of $53,172,000, based on the Offering price of $16.00 per share. Distribution rights with a value of $53,172,000 have been recorded as an intangible asset to be amortized over the 13-year term of the GMCL distribution agreement.

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

As part of the distribution agreement with Honda (note 15), the Company provided 949,500 Class A Subordinate Voting Shares, which were determined to have a value of $9,827,325, based on the market price of the shares at the date the shares were provided of $10.35 per share. Distribution rights with a value of $9,827,325 have been recorded as an intangible asset to be amortized over the eight-year term of the Honda distribution agreement. As part of the distribution agreement with Nissan (note 15), the Company provided 474,750 Class A Subordinate Voting Shares, which were determined to have a value of $4,913,663, based on the market price of the shares at the date the shares were provided. Distribution rights with a value of $4,913,663 have been recorded as an intangible asset to be amortized over the ten-year term of the Nissan distribution agreement.

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

Under this plan, the Company has granted options to certain of its employees and senior officers, for 1,100,000 Class A Subordinate Voting Shares with an exercise price of $0.01. The options were conditional on the closing of the initial public offering (the Offering). 1,075,000 options will vest in equal one-fourth annual amounts beginning on the date of the closing of the Offering and ending on the third anniversary thereof. Vesting may be accelerated if the employee ceases to be employed by the Company. The remaining 25,000 options were vested on the closing of the Offering. The options were valued at $16.00 each, based on the Offering price of the shares. An expense of $17.6 million has been recorded during the year ended August 31, 2006. During the year ended August 31, 2009, 1,075,000 options were exercised to acquire 1,075,000 Class A Subordinate Voting Shares.

During the year ended August 31, 2006, the Company granted options to certain of its directors, employees and senior officers for 1,225,000 Class A Subordinate Voting Shares with exercise prices of $8.74 and $16.00. The options vest over three to five years. The weighted average grant date fair value of these options was $10.67. The total fair value of these options was $13.1 million. The amount of $2.0 million (2008 - $2.1 million; 2007 - $2.6 million) was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2009 related to these options.

In September 2006, the Company granted options to certain of its employees for 241,250 Class A Subordinate Voting Shares with an exercise price of $8.74. The options vest from immediately to four years. The weighted average grant date fair value of the options was $2.80. The amount of $0.1 million (2008 - $0.2 million; 2007 - $0.2 million) was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2009 related to these options.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

During April 2007, the Company granted stock options to all of its employees, excluding certain executives, for 73,000 Class A Subordinate Voting Shares with an exercise price of $6.53. The fair value of the stock options granted was $0.1 million. The options vest equally over two years. The weighted average grant date fair value of these options was $2.09. The amount of $0.0 million (2008 - $0.1 million; 2007 - $0.0 million) was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2009 related to these options.

During November 2007, the Company granted stock options to five members of the Board of Directors and two members of management for a total of 745,000 Class A Subordinate Voting Shares with a weighted average exercise price of $5.38. The fair value of the stock options granted was $1.0 million. The options vest from immediately to three years. The amount of $0.2 million (2008 - $0.7 million) was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2009 related to these options.

In January 2008, the Company granted stock options to certain of its employees for 372,000 Class A Subordinate Voting Shares with an exercise price of $5.38. The options vest from one to three years. The fair value of the stock options granted was $0.7 million and an amount of $0.2 million (2008 - $0.2 million) was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2009.

In November 2008, the Company granted stock options to certain of its employees for 346,500 Class A Subordinate Voting Shares with an exercise price of $1.37. The options vest from two to three years.  The fair value of the stock options granted was $0.2 million and an amount of $0.1 million was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2009.

The fair value of the options was estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions were used for the options: risk-free interest rate of 2.00% (2008 - 4.00%; 2007 - 5.00%); expected life of 2 to 3 years (2008 - 1 to 3 years; 2007 - 1 to 4 years); expected dividend yield of nil% (2008 - nil%; 2007 - nil%); and expected volatility of 75.00% to 80.00% (2008 - 50.00% to 52.00%; 2007 - 52.00% to 62.88%).

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

	Number of options	Weighted average exercise price $

Balance as at August 31, 2006	2,275,000	8.20
Granted	314,250	8.23
Forfeited	(59,750)	8.60

Balance as at August 31, 2007	2,529,500	8.19
Granted	1,117,000	5.38
Forfeited	(156,000)	7.64

Balance as at August 31, 2008	3,490,500	7.32
Granted	346,500	1.37
Exercised	(1,075,000)	0.01
Forfeited	(264,000)	14.74

Balance as at August 31, 2009	2,498,000	8.85

Outstanding options as at August 31, 2009 are as follows:

Exercise price $	Number outstanding	Remaining contractual life (years)	Number exercisable

16.00	900,000	3.3	885,000
8.74	140,000	3.8	73,330
6.53	38,000	4.6	38,000
5.38	1,085,500	4.8	734,167
1.37	334,500	5.2	0

8.85	2,498,000	4.3

Restricted stock units

In January 2007, the Board of Directors of the Company approved a restricted stock unit plan to promote the long term success of the Company by providing for the payment of performance bonuses in the form of shares to designated employees. The restricted stock unit plan permits the Compensation Committee of the Board of Directors of the Company to determine the designated employees to whom it recommends that Grants be made based on their current and potential contribution to the success of the Company. The Compensation Committee will determine the effective date of the grant, the vesting terms, the performance criteria and other terms and conditions. Under the plan, the maximum number of shares that may be issued is 250,000 and the price must be set at the price on the grant date. The restricted share units do not expire.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

	Number of Restricted share units	Price at Grant Date

Balance as at August 31, 2006	15,000	8.80
Granted	60,674	6.84
Released	(47,127)	7.46

Balance as at August 31, 2007	28,547	6.84
Granted	59,661	5.25
Released	(72,157)	5.87

Balance as at August 31, 2008	16,051	5.28
Granted	114,665	0.50
Released	(33,551)	2.79

Balance as at August 31, 2009	97,165	0.50

During the year ended August 31, 2009, the Company’s Board of Directors approved the issuance of 114,665 Restricted Share Units (Units) predominantly to members of the Board of Directors to satisfy approximately $57,333 related to severance and directors fees. The issuance was included in compensation cost in 2008 and 2009. These Units are to be settled through the issuance of Class A Subordinate Voting Shares of the Company on a 1:1 conversion ratio, and vested immediately upon grant date.

33,551 previously issued Restricted Share Units (Units) were exercised and 33,551 Class A Subordinate Voting Shares of the Company were issued. The Units vested immediately and were to be settled in Class A Subordinate Voting Shares of the Company. An amount of $136,375 was transferred from contributed surplus to share capital for Units released during the year, based on a weighted average grant date fair value of $4.06 per Unit.

During the year ended August 31, 2008, 72,157 previously issued Restricted Share Units (Units) were exercised and 72,157 Class A Subordinate Voting Shares of the Company were issued. An amount of $393,830 was transferred from contributed surplus to share capital, based on a weighted average grant date fair value of $5.45 per Unit.

On February 28, 2008, 59,661 Units were issued to certain employees of the Company who agreed to receive compensation related to their fiscal 2007 bonus in the form of Restricted Share Units (Units). Each unit allows the participant to receive one Class A Subordinate Voting Share and vested immediately. During the year ended August 31, 2008, Units were issued to employees to satisfy $101,609 in 2007 bonus entitlement, recognized as compensation cost in 2007. This amount was recorded as an increase in contributed surplus in the consolidated balance sheet.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

During the year ended August 31, 2007, the Company’s Board of Directors approved the issuance of 46,091 Restricted Share Units (Units) to three senior executives and two members of the Board of Directors to satisfy approximately $315,000 related to 2006 bonus and directors fees, recognized as compensation cost in 2006. Each unit allows the participant to receive one Class A Subordinate Voting Share in January 2008. Class A Subordinate Voting Shares were to be issued immediately if the participant ceases to be employed by the Company prior to January 2008. During the year ended August 31, 2007, 17,544 Units were released and 17,544 Class A Subordinate Voting Shares were issued upon the termination of a senior executive. Refer to note 10 (special charges) for additional information on the Units issued in 2007.

Outstanding restricted share units as at August 31, 2009 are as follows:

Exercise price $	Number outstanding	Number exercisable	Aggregate Intrinsic Value
0.50	97,165	97,165	$97,165

Restricted share units granted during 2008, 2007 and 2006 are valued based on the fair value of the underlying Class A Subordinate Voting Shares.  The intrinsic value of the Units converted in the year was $33,351 (2008 - $72,157; 2007 - $47,127).

10	Loss per share

The weighted average number of shares outstanding used to compute basic loss per share was 49,170,923

(2008 - 47,851,755; 2007 - 47,645,534).

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

The stock options (note 9) and convertible debt were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the years presented.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

11	Special charges

During the year ended August 31, 2007, management implemented actions designed to improve the Company’s efficiencies, improve the content on talk and music channels produced by the Company and allocate resources to high growth subscriber channels. The Company’s actions primarily included workforce reductions, with the majority resulting from the format change on talk and music channels produced by the Company. The total charges incurred in connection with these initiatives is approximately $2,024,080. Included in the balance are 49,583 Restricted Share Units (Units) granted to a former senior executive of the Company. Each of the Units allow the participant to receive one Class A Subordinate Voting Share. During the year ended August 31, 2009, 17,500 Units (2008 - 17,500 Units; 2007 - 14,583 Units) were exchanged for 17,500 Class A Subordinate Voting Shares. As of August 31, 2009, there are no remaining Units.

At August 31, 2009, a balance of $50,000 (2008 - $288,548; 2007 - $1,043,357) related to the special charges remains in accounts payable and accrued liabilities. No further charges are expected.

12	Supplemental cash flow disclosures

Changes in non-cash working capital related to operations for the years ended August 31 are as follows:

	2009 $	2008 $	2007 $

Increase in current assets
Accounts receivable	1,276,873	(633,545)	(2,779,436)
Inventory	227,511	2,233,378	(1,862,851)
Prepaid expenses and other assets	(1,605,389)	(1,390,949)	4,480,932
Increase in current liabilities
Accounts payable and accrued liabilities	11,985,758	8,708,875	8,321,054
Deferred revenue	5,197,434	9,442,268	10,070,267

Net change in non-cash working capital related to operations	17,082,187	18,360,027	18,229,966

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

13	Income taxes

As at August 31, 2009, the Company has available income tax loss carry-forwards of approximately $384,000,000 (2008 - $373,000,000) that may be used to reduce taxable income in future years. These losses expire as follows:

2014	$2,000,000
2015	6,000,000
2026	257,000,000
2027	62,000,000
2028	46,000,000
2029	11,000,000
$384,000,000

The Company has not recorded a provision for income taxes. The difference between the amount computed by multiplying the net loss by the combined statutory Canadian federal and provincial income tax rate and the $nil provision for income taxes is reconciled as follows:

	2009 $	2008 $	2007 $

Net loss for the year	41,483,382	74,324,680	84,639,843
Combined federal and provincial income taxes at statutory rates - 2009 - 33.17%; 2008 - 33.57%; 2006 - 35.52%	(13,984,048)	(24,950,795)	(30,072,536)
Differences in income taxes resulting from
Change in valuation allowance	12,392,176	5,676,828	28,299,922
Effect of income tax rate changes on future income taxes	(192,629)	17,832,022	-
Non-deductible items	1,784,501	1,441,945	1,772,614

Provision for income taxes	-	-	-

Future income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income tax assets and liabilities consist of the following temporary differences:

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

	2009 $	2008 $	2007 $

Future income tax assets
Non-capital losses	115,376,365	106,569,445	61,085,584
Property and equipment	4,091,913	2,550,978	1,900,810
Intangible assets	-	-	-
Other	(1,740,440)	109,457	41,198
Future income tax liabilities
Intangible assets	(39,232,777)	(43,126,996)	(2,601,536)

Valuation allowance	(78,495,061)	(66,102,884)	(60,426,056)

Net future income tax asset	-	-	-

During fiscal 2008, the Company revised its classification for tax purposes of certain intangible assets acquired in fiscal 2006. This resulted in an increase in non-capital losses of approximately $150 million and increased future tax assets related to non-capital losses and future tax liabilities related to intangible assets by $55,845,063.

A full valuation allowance has been provided to fully offset the future income tax assets, as the Company is not certain that such benefits can be utilized in the near future.

14	XM agreements

On November 17, 2005, the Company entered into a number of agreements with XM, which provide the Company with exclusive rights to offer XM satellite digital radio service in Canada. These agreements include a Licence Agreement, a Programming Agreement and a Trademark Agreement, which include the following rights:

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

The agreements have an initial term of ten years. The Company may, at its option, extend the term for an additional five years.

The Licence Agreement requires the payment of a fee of 15% on recognized subscriber revenues for the basic service, an activation charge for each subscriber and an additional fee for any premium services.

In addition, XM has agreed to provide certain technical and consulting services to the Company to assist with the installation and rollout of the terrestrial repeater equipment and other services, including technical assistance with equipment interfaces between the Company’s and XM’s systems and operational support. The Company paid XM US$26,600 per month from January 2008 to August 2009 and US$25,000 per month from January 2007 to December 2007 for these services.

The following amount, included as part of accounts payable and accrued liabilities, is due to XM in respect of fees under the Licence Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, reimbursement of call centre charges paid on CSR’s behalf and the purchase of terrestrial repeaters.

	2009 $	2008 $	2007 $

Accounts payable to XM	2,919,243	1,697,762	3,180,011
Amount able to settle through XM credit facility	650,810	547,198	286,942

15	Agreements with original equipment manufacturers (OEM)

On November 10, 2005, the Company entered into a 13-year distribution agreement with GMCL to install satellite radio receivers in certain GMCL vehicles and to market the Company’s services. In exchange, the Company will pay consideration to GMCL that includes installation commissions, subscriber commissions, a share of subscription fees for GMCL subscribers and funds to be used on joint advertising opportunities.

In addition, the Company agreed to issue in escrow a 3% equity interest in the Company to other automobile OEMs that enter into a distribution agreement with the Company on certain specific terms. In December 2005, 1,424,250 Class A Subordinate Voting Shares of the Company were placed in escrow. In March 2006, the Company entered into agreements with Honda and Nissan for eight and ten years, respectively. The distribution agreements include installation commissions, subscriber commissions and a share of subscription fees. The shares released from escrow and issued to Honda and Nissan are described further in note 9.

In May 2006, the Company entered into a five-year agreement with Toyota Canada Inc. (Toyota) to install satellite receivers in certain Toyota vehicles. This distribution agreement includes the right to installation commissions. During fiscal 2009, installation commissions are exchanged for an extended trial period that Toyota customers currently receive.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

In December 2006, the Company entered into a five year agreement with Hyundai Auto Canada (Hyundai) to factory-install satellite receivers in certain Hyundai models. This agreement includes installation commissions to be paid to Hyundai.

16	Contracts and commitments

Lease obligations

The Company has non-cancellable operating leases for office space and terrestrial repeater sites committed as at August 31, 2009. The annual minimum lease payments in the following table do not include any common costs, such as property taxes and utilities, which cannot be determined in advance.

$

2010	1,123,213
2011	741,439
2012	152,431
2013	117,585
2014	98,967
Thereafter	34,833

2,268,468

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

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

During the year ended August 31, 2008, the Company, XM and the NHL agreed to an amendment to the NHL agreement which will defer a portion of the license fee payable during the 2007-2008 and 2008-2009 seasons to years seven to nine of the original agreement.  The Company also issued to the NHL 102,150 Class A Subordinate Voting Shares with a market value at the date of issuance in December 2007 equal to US$500,000. In addition, XM and the Company agreed to increase the total of the Company’s portion of the commitment to US$71.8 million over the term of the agreement. The Company accounts for the difference between the periodic cost of the services (determined on a straight line basis) and the amount paid in each period as an other financial liability. The periodic service cost reflects the fees over the term of the arrangement less the interest component determined using the effective interest rate method. As at August 31, 2009, US$3,853,845 is included in other long term liabilities.

The cash payments due under the agreement are as follows:

$

2010	7,665,000
2011	7,938,750
2012	10,128,750
2013	10,402,500
2014	13,359,000
Thereafter	8,212,500

57,706,500

Subsequent to August 31, 2009, the NHL has agreed to defer up to $3 million of the payment related to the 2009-2010 NHL season.

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

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

In November 2008, the Company and Accenture entered into new terms, effective January 1, 2009, for the maintenance and development of the Company’s customer care and billing system. Prior to the modifications, the Company had recorded a financial liability of $2.2 million related to prior services provided and interest thereon. Based on the modifications made to the future cash flows under the new terms, the Company has determined that the change in terms represented a substantial modification to the future cash flows related to the financial liability existing at November 30, 2008. This modification to the financial liability was accounted for as an extinguishment of the $2.2 million liability and recognition of a new financial liability at a fair value of $0.5 million. The difference of $1.7 million between the carrying value of the financial liability extinguished and the fair value of the new financial liability has been recognized as a gain which is included in operating expenses.

The cash payments due under the agreement are as follows:

$

2010	3,250,000
2011	3,250,000
2012	3,512,500
2013	3,687,500
2014	3,600,000
2015	100,000

17,400,000

Advertising and marketing commitments

The Company has committed to $19.6 million of expenditures related to advertising and marketing and joint advertising with commercial partners. This total includes an arrangement modified in January 2009 between the Company and Corus Entertainment Inc. (Corus) for the purchase of advertising. Under the original agreement, CSR agreed to purchase $10 million of advertising from Corus over three years, $3 million of which was to be paid through the issuance of shares at an agreed exchange value of $16 per share.  Through January 2009, $1.8 million of advertising had been acquired, with $0.4 million owed to Corus. Under the modification, the

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

Company has agreed to purchase advertising obligation of $8.2 million over the next five years in exchange for 125,000 Class A Subordinated Voting Shares and future cash payments of $6.2 million. In addition, the Company and Corus settled its outstanding obligation of $0.4 million for 25,568 Class A Subordinated Voting Shares. The Class A Subordinated Voting Shares issued were valued at $16 per share in accordance with the rate in the original terms of the arrangement. The Company was obligated to pay the 2009 payment of $1,262,860 on execution of the modified arrangement.

Total commitments under all arrangements are as follows:

$

2010	3,131,000
2011	2,280,000
2012	2,472,000
2013	2,280,000
2014	1,925,000
Thereafter	7,472,000

19,560,000

Restricted investment - letter of credit

During the year ended August 31, 2008, the Company set up a standby letter of credit to the benefit of the Company’s credit card processor in the amount of $4 million. This standby letter of credit replaces a cash reserve which had been established since November 2005. The $4 million is invested in Canadian dollar bank acceptances with maturities of thirty to ninety days. The restricted investment supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor.

Performance rights

On April 11, 2009, the Copyright Board of Canada issued the certified statement of royalties to be collected by the Society of Composers, Authors and Music Publishers of Canada (SOCAN), the Neighbouring Rights Collective of Canada (NRCC) and by CMRRA/SODRAC Inc. (CSI), (together, ‘the Collectives’) in respect of multi-channel subscription satellite radio services. This statement of royalties documents the rates for years 2005 to 2009, the calculations and the definitions to be used for this tariff.

The Company has been accruing for this expense based on an estimated cost since operations began. As at August 31, 2009, the amount of the payable to the Collectives is $5.6 million and is included in accounts payable and accrued liabilities. In accordance with an agreement with the Collectives, the payment schedule for this payable is the following:

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

$

2010	3,778,291
2011	1,837,992
5,616,283

If the Company defaults on this payment schedule and does not remedy the default within the prescribed number of days, the Collectives will be at liberty to obtain and enforce a judgement against the Company. The amount of the judgement will be three times the outstanding balance owed by the Company.

Broadcast license

As part of the broadcast licence from the CRTC, the Company must contribute a minimum of 5% of gross revenues of the satellite radio undertaking to eligible third parties directly connected to the development of Canadian musical and artistic talent during each broadcast year. As at August 31, 2009, the amount included in accounts payable and accrued liabilities is $592,994 (2008 - $0).

Contingencies

From time to time, the Company is a defendant of lawsuits and party to other claims or potential claims that have arisen in the normal course of its business. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any financial impacts of such lawsuits and claims or potential claims would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

17	Canadian and United States accounting policy differences

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

	2009 $	2008 $	2007 $

Net loss for the year in accordance with Canadian GAAP	(41,483,382)	(74,324,680)	(84,639,843)
XM credit facility (i)	360,329	108,040	7,082
Convertible note (ii)	745,823	695,880	-
Revaluation of derivative (iii)	-	1,034,600	-
Senior notes (iii)	(390,597)	(233,640)	-
Net loss for the year in accordance with US GAAP	(40,767,827)	(72,719,800)	(84,632,761)

	2009 $	2008 $	2007 $x

Long-term debt
Balance under Canadian GAAP	115,521,699	124,856,195	107,434,473
XM credit facility (i)	2,640,568	1,564,929	329,009
Convertible notes, net of allocated issuance costs (ii)	5,036,752	5,036,752	-
Senior notes (iii)	(504,466)	(829,460)	-
Balance under US GAAP	122,694,553	130,628,416	107,763,482

Shareholders’ equity
Balance under Canadian GAAP	47,318,721	84,011,639	146,856,436
Interest - XM credit facility (i)	475,451	115,122	7,082
Interest - Convertible note (ii)	1,441,703	695,880	-
Interest - Senior notes (iii)	(624,237)	(233,640)	-
XM credit facility (i)	(2,640,568)	(1,564,929)	(329,009)
Convertible note, net of allocated issuance costs (ii)	(5,036,752)	(5,036,752)	-
Revaluation of derivative (iii)	1,034,600	1,034,600	-
Balance under US GAAP	41,968,918	79,021,920	146,534,509
Basic and fully diluted net loss per share under US GAAP	(0.82)	(1.52)	(1.78)
Weighted average number of shares used when calculating net loss per share under US GAAP	49,170,923	47,851,755	47,645,534

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

The following table indicates the changes to the Company’s shareholders’ equity:

	2009 $	2008 $	2007 $

Shareholders’ equity - beginning of year	79,021,920	146,534,509	227,357,191
Net loss for the year - U.S. GAAP	(40,767,827)	(72,719,800)	(84,632,761)
Costs incurred by CSR Investments	247,935	225,395	204,904
Issuance of Class A Subordinate Voting Shares	915,937	1,460,478	85,500
Stock-based compensation	2,491,620	3,388,354	3,058,171
Exercise of stock options	10,750	-	-
Issuance of Restricted Share Units	48,583	101,609	412,059
Restricted Share Units converted to shares	-	31,375	49,445
Shareholders’ equity - end of year	41,968,918	79,021,920	146,534,509

        (i) XM credit facility

Under Canadian GAAP, as described in Note 3, the XM credit facility contains both a liability and an equity element.  As of August 31, 2009, the value ascribed to XM’s conversion option, which is presented in Share capital, was $2,640,568 (2008 - $1,564,930); the value ascribed to debt was $13,383,483 (2008 - $6,064,889).  Under US GAAP, the total value of the proceeds received as of August 31, 2009 of $16,024,051 (2008 - $7,629,819) was treated as debt and measured at amortized cost under the effective interest rate method.

      (ii) Convertible notes

Under Canadian GAAP, as described in Note 3, the convertible notes contain both a liability and an equity element.  As of August 31, 2009, the value ascribed to convertible notes conversion option, which is presented in Share capital, was $5,193,480; the value ascribed to debt was $14,806,520.  Under US GAAP, the total value of the proceeds received as of August 31, 2009 of $20,000,000 was treated as debt. At August 31, 2009, $0.1 million in transaction costs have been included in the debt balance under Canadian GAAP. These amounts would be classified as assets under U.S. GAAP.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

        (iii) Senior notes

Under Canadian GAAP, as described in Note 2, the prepayment option included in the Senior notes is an embedded derivative asset that is required to be bifurcated from the underlying debt and accounted for an a derivative at fair value with changes in fair value recorded in earnings. Upon the adoption of Section 3855 on September 1, 2007, this resulted in the recording of an embedded derivative with a value of US $1 million and an additional balance to the Senior notes of US $1 million. At August 31, 2009, the derivative was revalued at $0. During the year ended August 31, 2009, amortization of the US$1 million increase to the Senior notes totalled $ 323,894. Under U.S. GAAP, the prepayment option is not required to be treated as an embedded derivative and bifurcated from the underlying debt. At August 31, 2009, $2.1 million in transaction costs have been included in the debt balance under Canadian GAAP. These amounts would be classified as assets under U.S. GAAP.

Other disclosures

Intangible assets:

Estimated amortization expense for intangible assets for subsequent years is as follows:

2010	19,202,522
2011	18,124,783
2012	17,651,567
2013	17,651,567
2014	17,651,567
Thereafter	91,233,711

          Revenue:

Sales taxes collected are excluded from revenue.

Stock-based compensation:

The Company follows the provisions of FAS 123R “Share Based Payments” for U.S. GAAP.  Shares are issued from treasury upon exercise.  No income tax benefit is recorded in the consolidated statement of operations for these costs.

The total intrinsic value of options exercised during the years ended August 31, 2009, 2008 and 2007 was approximately $0.3 million, nil and nil.  As at August 31, 2009, there was approximately $0.7 million of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 1.6 years.  The total fair value of stock options that vested during the years ended August 31, 2009, 2008 and 2007 was approximately $4.1 million, $9.3 million and $13.3 million, respectively.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

The total intrinsic value of options outstanding as at August 31, 2009 was $0.0 million (2008 - $4.1 million).  The total intrinsic value of options exercisable as at August 31, 2009 was $0.0 million (2008 - $4.1 million).  The total number of options fully vested at August 31, 2009 was approximately 2.8 million (2008 - 2.4 million).  The total number of options expected to vest beyond August 31, 2009 was approximately 768,000 (2008 - 860,000).  The total intrinsic value of these options was approximately $0 at August 31, 2009 (2008 - $287,000) with a weighted average contractual term of 4.8 years (2008 - 2.7 years) and a weighted average exercise price of $4.13 (2008 - $2.53).

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

RSU’s granted during 2008, 2007 and 2006 are valued using based on the fair value of the underlying Class A Subordinate Voting Shares.

Income Taxes:

The Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” in September 1, 2007.  At August 31, 2009, the Company does not have any uncertain tax filing positions.  There are no significant changes to this assessment of uncertain filing positions anticipated within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.  During the year ended August 31, 2009, the Company recognized $nil in interest and penalties.  The Company has $nil of interest and penalties accrued at August 31, 2009.

The Company files income tax returns in the Canadian and federal jurisdiction and various provincial jurisdictions.  In the normal course of business, the Company is subject to examination by taxing authorities.  Open tax years in Canada range from 2003-2009.  As of August 31, 2009, the Company was not under audit in Canada.

The following amounts are included in accounts payable and accrued liabilities:

	2009 $	2008 $	2007 $

Trade creditors	18,190,277	17,274,735	15,526,830
Amounts due to related parties	2,680,293	2,261,273	3,477,888
Amounts related to employees	1,377,697	1,082,156	817,823
Interest accrual on long-term debt	781,384	849,059	590,315

	23,029,651	21,467,223	20,412,856

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

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

In September 2006, the FASB Emerging Issues Task Force issued EITF No. 06-1, Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider, which states how a service provider company that depends on specialized equipment should account for consideration paid to the manufacturers and resellers of such equipment. EITF No. 06-1 requires that the service provider recognize payments based on the form of benefit the end-customer receives from the manufacturer or reseller. If the form of benefit is “other than cash” or the service provider does not control the form of benefit provided to the customer, the consideration would be classified as an expense. If the form of benefit is cash, the consideration would be classified as an offset to revenue. The consensus required retrospective application to all prior periods as of the beginning of the first annual reporting period beginning after June 15, 2007. The Company adopted EITF No. 06-1 on September 1, 2007. The adoption of this consensus did not have a significant impact on the Company’s consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company did adopt this Statement effective September 1, 2008. The adoption of SFAS No. 157 did not have a significant impact on its consolidated results of operations or financial position.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events, to establish general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 sets the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim or annual financial reporting periods ending after June 15, 2009. CSR adopted this SFAS No. 165 effective June 1, 2009, with no impact on our consolidated results of operations or financial position.

Future accounting pronouncements

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

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SAFS 159”). SFAS 159 permits entities the option, at specified election dates, to measure eligible financial instruments at fair value (“fair value option”), thereby mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. The fair value option is irrevocable. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No, 159 did not have a significant impact on its consolidated results of operations or financial position.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

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

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. CSR will adopt FSP No. FAS 142-3 effective September 1, 2009, and the adoption will not impact the Company’s consolidated results of operations or financial position.
In May 2008, the FASB issued FSP No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), which amends the accounting requirements for certain convertible debt instruments. Additional disclosures are also required for these instruments. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. CSR will adopt FSP No. APB 14-1 effective September 1, 2009, and the adoption will not impact the Company’s consolidated results of operations or financial position.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. SFAS No. 168 does not alter current U.S. GAAP, but rather integrates existing accounting standards with other authoritative guidance. SFAS No. 168 provides a single source of authoritative U.S. GAAP for nongovernmental entities and supersedes all other previously issued non-SEC accounting and reporting guidance. SFAS No. 168 is effective for interim and annual periods ending after September 15, 2009. CSR will adopt SFAS No. 168 effective September 1, 2009.  The adoption of SFAS No. 168 will not have an impact on our results of operations or financial position.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value” (“ASU No. 2009-5”)

The FASB issued ASU No. 2009-5, which amends Subtopic 820-10, “Fair Value Measurements and Disclosures-Overall” for the fair value measurement of liabilities, on August 28, 2009. ASU No. 2009-5 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value utilizing one or more of the following techniques: (1) a valuation technique that uses the quoted market price of an identical liability or similar liabilities when traded as assets; or (2) another valuation technique that is consistent with the principles of Topic 820, such as a present value technique. ASU No. 2009-5 will be effective for the first reporting period after the issuance, which would be September 1, 2009 for CSR.  The Company does not expect ASU No. 2009-5 to have a material impact on its financial statements.
Accounting Standards Update No. 2009-13 “Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements” (“ASU No. 2009-13”)

The FASB issued ASU No. 2009-13, which amends Subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements” for the fair value requirements, in October 2009. ASU No. 2009-13 modifies the fair value requirements by allowing the use of the “best estimate of selling price” in addition to VSOE and VOE (now referred to as TPE standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. ASU No. 2009-13 will be effective for the first reporting period after the issuance, which would be December 1, 2009 for CSR.  The Company does not expect ASU No. 2009-13 to have a material impact on its financial statements.

18	Subsequent Events

Repurchase of Senior Notes

On September 14, 2009, the Company paid US$1.1 million in cash and issued US$2.1 million in unsecured subordinated promissory notes (promissory notes 2) to repurchase US$9.0 million in senior notes. The promissory notes 2 have a maturity date of September 14, 2014. The interest rate is 18% and the interest is payable on the maturity date. The promissory notes 2 are not redeemable until September 14, 2010, when the Company may redeem the promissory notes 2 at its option.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2009, 2008 and 2007

         CRTC Part II Licence Fees

Historically, the CRTC has levied two different types of fees from broadcast licenses.  These are known as Part I and Part II fees.   The Canadian Association of Broadcasters (“CAB”), on behalf of their members, has challenged in Court the validity of the Part II licence fees.  In December 2006, the Federal Court ruled that the Part II licence fees were an illegal tax.  The Federal Government appealed the Federal Court judgment and on April 28, 2008, the Federal Court of Appeal reversed the decision and found that the fees were a valid regulatory charge.   On June 27, 2008, CAB filed an application for leave to appeal the Appeal Court decision to the Supreme Court of Canada.  On December 18, 2008, the Supreme Court of Canada granted the CAB leave to appeal the Part II licence fee case and on January 19, 2009 the CAB’s notice of appeal was filed.  The Supreme Court of Canada was scheduled to hear the matter on October 19, 2009.

On October 7, 2009, the CAB announced that its Board of Directors, along with other fee-paying stakeholders, approved the terms of a settlement agreement with the Federal Government pertaining to the Part II licence fee issue.   The agreement provides that fees due to the Federal Government, but not collected by the CRTC for fiscal 2007, 2008 and 2009 will be waived.  CSR will be required to pay a fee in the future as a new Part II fee regime will be implemented with a fee capped on an industry wide based.

As at August 31, 2009, CSR had accrued approximately $1.2 million (August 31, 2008 - $0.7 million) in current liabilities representing unpaid Part II licence fees which will be reversed into earnings in the first quarter of fiscal 2010.

The Company evaluated subsequent events through the date the financial statements were issued on November 12, 2009.

.