Form 20-F
period 2010-08-31
Canadian Satellite Radio Holdings Inc.
filed 2010-11-19
CIK 1354901

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

_________________________

FORM 20-F

☐	Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934
OR
☒	Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 For the fiscal year ended August 31, 2010
OR
☐	Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
OR
☐	Shell Company Report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

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

24,277,544 Class A Subordinate Voting Shares
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

EXPLANATORY NOTE

References in this annual report to “we”, “us”, “XM Canada” and the “Company” refer to Canadian Satellite Radio Holdings Inc. and include its subsidiary, Canadian Satellite Radio Inc., or CSR Inc., where the context requires.

XM Canada is our trade name, which has been licensed to us by XM Satellite Radio Inc. ( as the successor to XM Satellite Radio Holdings Inc.), or XM. As of April 14th, 2010, XM Satellite Radio Holding Inc. merged with and into XM Satellite Radio Inc.

Unless otherwise indicated, “Sirius XM” refers to Sirius XM Radio Inc. and its consolidated subsidiaries, excluding XM Satellite Radio Inc. and its respective consolidated subsidiaries.

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

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this annual report that address activities, events or developments that we expect or anticipate will or may occur in the future, including, in particular, statements regarding the Company’s objectives, plans and goals, including its future operating results, economic performance and subscriber recruitment efforts are or involve forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events, including our current expectations regarding:

•	our expenditures and losses;

•	our variable expenses;

•	our capital expenditures;

•	the demand for our services;

•	increases or decreases in the cost of conducting our business;

•	our future stability and growth prospects;

•	our ability to work with Industry Canada and the CRTC in order to implement solutions to any existing and future regulatory issues;

•	our business strategies, the measures to implement those strategies and the benefits to be derived there from; and

•	the outlook for and other future developments in our affairs or in the satellite radio industry.

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

•
our competitive position versus Sirius Canada Inc. (“Sirius Canada”), the other licensed satellite radio service provider in Canada, which may have certain competitive advantages, and versus other forms of audio and video entertainment including terrestrial radio, HD radio, internet radio, mobile phones, smartphones, iPods and other MP3 devices, and emerging next-generation networks and technologies;

•	our dependence upon automakers and other third parties, such as manufacturers and distributors of satellite radios, retailers and programming providers;

•	the potential need for additional financing;

•	our substantial indebtedness;

•	general economic conditions in Canada;

•	the impact of any changes in government regulation;

•	the impact of the merger between XM Holdings and Sirius Satellite Radio Inc. or, now Sirius XM; and

•	other factors as described in “Risk Factors.”

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

The financial statements included in this annual report have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Canadian GAAP differs in some respects from U.S. generally accepted accounting principles, or U.S. GAAP, and so these financial statements may not be comparable to the financial statements of U.S. companies. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they relate to us, see note 18 to our annual audited financial statements which are included elsewhere in this annual report.

EXCHANGE RATE INFORMATION

In this annual report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. For convenience, in certain places in this annual report, unless otherwise indicated, we have translated Canadian dollar values to U.S. dollars (or vice versa) using an assumed rate of US$1.00 = $1.0665.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and, the average of such exchange rates on each business day during such period, based upon the inverse of the noon spot rate on each business day as reported by the Bank of Canada.

	12-month period ended August 31,
	2010	2009	2008	2007	2006	2005	2004

Low	0.9244	0.7908	0.9365	0.8437	0.8361	0.7652	0.7159
High	0.9950	0.9449	1.0905	0.9641	0.9099	0.8493	0.7879
Period end	0.9339	0.9132	0.9411	0.9466	0.9037	0.8411	0.7595
Average rate	0.9570	0.8484	0.9935	0.8924	0.8713	0.8113	0.7510

Listed below, for each month during the previous six months, are the low and high exchange rates for Canadian dollars expressed in U.S. dollars, based upon the inverse of the noon spot rate on each business day as reported by the Bank of Canada. On November 15, 2010, the noon spot rate published by the Bank of Canada was US$1.00 = $1.0065.

	One month period ended,
	May 31, 2010	June 30, 2010	July 31, 2010	August 31, 2010	September 30, 2010	October 31, 2010

High	0.9885	0.9805	0.9724	0.9844	0.9783	0.9970
Low	0.9278	0.9429	0.9381	0.9397	0.9506	0.9711

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following table presents selected historical financial information as at August 31, 2010, and  2009, and for the years ended August 31, 2010,  2009 and 2008 derived from our audited consolidated financial statements included in this annual report, which are comprised of consolidated balance sheets as at August 31, 2010 and 2009 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2010.These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. PricewaterhouseCoopers LLP’s report on our consolidated financial statements is included in this annual report. With the exception of the selected data from the consolidated statements of operations and deficit for the year ended August 31, 2008 presented below, the remainder of the selected data presented below for the years ended August 31, 2008, 2007, and 2006 is derived from our consolidated financial statements not included in this annual report. All information contained in the following table should be read in conjunction with our consolidated financial statements, the notes related to those financial statements and the section entitled “Item 5 - Operating and Financial Review and Prospects.”

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal reconciling items between Canadian GAAP and U.S. GAAP affecting the consolidated statement of operations and deficit, the balance sheet, as well as the additional disclosures required by U.S. GAAP, see note 18 to our audited consolidated financial statements for the years ended August 31, 2010, 2009 and 2008 included elsewhere in this annual report.

	Year Ended August 31, (in thousands, except per share amounts)
	2010	2009 (Restated)	2008 (Restated)	2007	2006
Canadian GAAP
Revenue	$56,612	$52,453	$39,457	$21,244	$6,949

Net Loss	(44,736)	(43,048)	(75,059)	(85,640)	(102,704)
Loss per Share	(0.88)	(0.88)	(1.57)	(1.78)	(2.99)
Total Assets	195,649	223,223	261,195	289,152	355,846
Net Assets	3,754	44,098	82,356	146,856	227,357
Capital Stock	334,153	333,098	314,835	312,949	312,595
Number of Shares(1)(2)(3)	51,045	49,171	47,852	47,684	47,625
Dividends declared per share	0	0	0	0	0

U.S. GAAP
Net Loss	(42,140)	(41,595)	(72,720)	(84,633)	(102,704)
Loss per share	(0.83)	(0.85)	(1.52)	(1.78)	(2.99)
Net Assets	2,369	41,142	79,022	146,535	227,357

___________
Notes

(1)	Class B Voting Shares adjusted to equivalent Class A Subordinate Voting Shares.
(2)	Prior to our initial public offering on December 12, 2005, there were 200 common shares issued and outstanding.
(3)	Weighted average number of shares used when calculating net loss per share under US GAAP.

B.	CAPITALIZATION AND INDEBTEDNESS

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

We have expended and will continue to expend significant funds for marketing, developing our subscriber management systems, maintaining and enhancing our terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of our broadcast and office facilities. In addition, our cumulative losses and cumulative negative cash flow from operations  may continue, as we incur expenses to grow our subscriber base. If we are ultimately unable to generate sufficient revenues to become profitable and have positive cash flow, you could lose your investment.

Current economic conditions may adversely affect our financial results and financial position.

We believe that our business and our financial condition are being adversely affected by general economic conditions in a variety of ways as discussed further below.

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

Tight credit policies could adversely affect our liquidity by making it more difficult or costly for our customers to access credit, and may result in changes to our payment arrangements by credit card companies and other credit providers.

The purchase of a satellite radio subscription is discretionary. The slow recovery of the economy affected our net subscriber additions in 2010 and could impede subscriber growth in 2011.

The sale and lease of vehicles with satellite radios is an important source of subscribers for us. The bankruptcy of major auto companies in the United States and the slow recovery of vehicle sales in Canada negatively impacted our subscriber growth in 2010 and may curtail subscriber growth in 2011.

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

We cannot estimate with any certainty whether consumer demand for our service will be sufficient for us to continue to increase the number of subscribers at projected rates or the degree to which we will meet that demand. As at August 31, 2010 we had 432,200 total self-paying subscribers (as defined in the Operating Definitions set out in our “Management Discussion and Analysis of Financial Condition and Results of Operation” included in this annual report under “Item 5 - Operating and Financial Review and Prospects”) an increase of 51,300 total subscribers as compared to 380,900 total self-paying subscribers as at August 31, 2009. Among other things, continuing and increased consumer acceptance of our satellite radio service in Canada will depend upon:

•	the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain satellite radio service; and

•	the marketing and pricing strategies that we employ and that are employed by our competitors.

If demand for our service does not continue to increase, we may not be able to generate sufficient revenues to generate positive cash flow or become profitable which may have a material adverse effect on our business.

We may need additional financing for our business plan and such financing might not be available.

We may need additional financing due to future developments, changes in our business plan or failure of our business plan to succeed, including increasing marketing, distribution or programming costs. Our actual funding requirements could vary materially from our current estimates. If additional financing is needed, we may not be able to raise sufficient funds on favorable terms or at all. If we fail to obtain any necessary financing on a timely basis, our ability to execute our current business plan may be limited, and our business could be adversely affected. As a result, we could default on our commitments to creditors or others and may have to seek a purchaser for our business or assets. See “Risk Factors - Risks Related to our Indebtedness.”These material uncertainties related to conditions affecting the Company may cast significant doubt upon the ability of the Company to continue as a going concern.

We rely on our exclusive relationship with XM for the provision of the satellite radio service.

We have an exclusive agreement with XM to provide XM’s satellite digital audio radio services, or SDARS, in Canada. Our success as a business depends on XM’s cooperation and its programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficacy, competitiveness, finances, regulatory status and overall success in the U.S. Because of our dependency on XM, should XM’s business suffer as a result of increased competition, increased costs of programming, satellite malfunctions, regulatory changes, adverse effects of litigation or other factors, our business may suffer as well. Furthermore, a breach of our agreement with XM or a failure by XM to perform its part of the agreement would have detrimental financial and operational consequences to our business. Our agreement with XM, which became effective November 17, 2005, is only for an initial term of ten years and we have a right to extend this exclusive agreement for an additional five years only if certain preconditions are satisfied. If we are unable to renew or extend our agreement with XM at the conclusion of the ten-year term, it could be impossible to operate our business. Please see below for additional risks related to our relationship with XM.

We rely on XM’s satellite network for the delivery of our service. XM placed two new satellites into service during the second quarter of 2005 and fourth quarter of 2006, respectively. Its prior two satellites experienced progressive degradation problems and now serve as in-orbit spares. An operational failure or loss of its two operational satellites would, at least temporarily, affect the quality of our service, and could interrupt the continuation of our service and harm our business. XM successfully launched its fifth satellite, XM-5 on October 14th 2010. In the event of any satellite failure, XM would need to rely on its back-up satellites. We cannot assure you that XM restoring service through either of its backup satellites would allow us to maintain adequate broadcast signal strength through the in-service date of XM’s fifth satellite, particularly if either of XM’s backup satellites were to suffer unanticipated additional performance degradation or experience an operational failure.

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

We require music programming royalty arrangements with the following Canadian copyright collectives in order to operate our service: the Society of Composers, Authors and Music Publishers of Canada/Société canadienne des auteurs, compositeurs et éditeurs de musique (SOCAN), The Re:Sound, formerly the Neighbouring Rights Collective of Canada (NRCC), CSI Inc., the joint venture of The Canadian Musical Reproduction Rights Agency Ltd. (CMRRA) and The Society for the Reproduction Rights of Authors, Composers and Publishers in Canada Inc./Société du droit de reproduction des auteurs, compositeurs, et éditeurs au Canada (SODRAC) Inc. On April 11, 2009  the Copyright Board certified the Statement of Royalties to be Collected by SOCAN, NRCC and CSI in Respect of Multi-Channel Subscription Satellite Radio Services, as amended, by an Erratum issued on  May 16, 2009 (the “Tariff”).  CSI filed an application for judicial review of the Tariff with the Federal Court of Canada, which was heard by the Federal Court of Appeal on September 7 and 8, 2010. As of the date of this annual report, the Court has yet to issue a decision on this matter. The outcome of this legal proceeding could affect the amount of fees that are payable under the Tariff by the Company to CSI for the 2006 to 2009 calendar years. In addition, as the Tariff only sets out the rates for certain prescribed years, the copyright collectives may apply to the Copyright Board for certification of higher royalties rates in the future. Our accrual for payment of these copyright fees is based on the current rates set out in the Tariff. In Canada, copyright tariffs are filed with the Copyright Board before March 31 of each year, and become effective the January of the following calendar year. Royalty fees payable under these tariffs may be more costly than anticipated and accrued for and may be significant. As well, we may have to re-negotiate these arrangements once they come up for renewal. Re-negotiated fees may also be more expensive than current levels.

Higher than expected costs of attracting new subscribers, higher subscriber turnover or weaker than expected advertising revenue could each adversely affect our financial performance and operating results.

We are still spending substantial funds on advertising, marketing and subsidizing costs of radio devices in transactions with car and radio manufacturers, retailers and other parties to obtain or as part of the expense of attracting new subscribers. Our ability to achieve sustained positive free cash flow and profitability or at all depends on our ability to continue to maintain or lower these acquisition costs. If the costs of attracting new subscribers and retaining subscribers are greater than expected, our financial performance and results of operations could be adversely affected.

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

Digital (or HD or high definition) radio broadcast services have been expanding, and as many as 1,500 radio stations in the United States have begun digital broadcasting and approximately 3,000 have committed to broadcasting in digital format. The technology permits broadcasters to transmit as many as five stations per frequency. To the extent that traditional AM/FM radio stations adopt digital transmission technology, any competitive advantage that we enjoy over traditional radio because of its digital signal would be lessened. A group of major broadcast radio networks created a coalition to jointly market digital radio services

Internet radio broadcasts have no geographic limitations and can provide listeners with radio programming from around the country and the world. We expect that improvements from higher bandwidths, faster modems and wider programming selections and mobile internet service will make Internet radio increasingly competitive as well. In light of the increasing popularity of Internet radio, we have added XM Radio Online, an Internet based version of our service with increased channel selection, as a free service to our subscribers as well as offering it as a standalone service to which individuals may subscribe.

Smart phones and other portable digital music players allow users to download and purchase music through online music stores, as well as convert music on compact disc to digital files. Smart phones and portable devices are also compatible with certain car stereos and various home speaker systems. Our portable digital audio players, including those with advanced recording functionality, compete with the smart phones and other downloading technology and devices; and some consumers may use their digital music players in their vehicles rather than subscribe to XM Radio.

 The audio entertainment marketplace continues to evolve rapidly, with a steady emergence of new media platforms and portable devices that compete with us now or that could compete with us in the future. For example, Slacker and other companies have begun to introduce portable music players offering customizable Internet-based channels. Ford and Microsoft recently started an in-car communications system called “Sync,” which allows drivers to use voice commands or steering wheel controls to play songs from their digital-music players. In addition, ICO Global Communications (Holdings) Limited recently demonstrated a satellite-based mobile entertainment platform to deliver live broadcast media nationwide through a hybrid satellite and terrestrial repeater network.

Our business depends in large part upon automakers, whose sales are dependent on general macroeconomic conditions.

The sale and lease of vehicles with satellite radios is an important source of subscribers for the Company’s satellite radio services. We have entered into several exclusive factory installed arrangements with Canadian auto manufacturers, including, among others, General Motors of Canada Limited, or GMCL, Honda Canada, Nissan Canada, Toyota Canada, Hyundai Canada, and Porsche Cars Canada Ltd. for installation of XM radios in many of these auto manufacturers’ vehicles. We spend a significant amount of money on marketing expenditures towards auto manufacturers’ initiatives, and purchasers of these auto manufacturers’ vehicles represent a substantial proportion of our subscriber base.

Current economic conditions, particularly the dramatic slowdown in auto sales, negatively impacted subscriber growth for our services in 2010 and may have an adverse impact on subscriber additions in 2011. Although, auto sales are slowly recovering, our ability to convert customers on trial subscriptions into paying customers may become more difficult due to general economic conditions and consumers’ cautiousness around discretionary purchases.

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

            The customers of auto manufacturers with which we have reached agreements may not subscribe or be attracted to our service. If any of these auto manufacturers with which we have reached arrangements lose market share to manufacturers with whom we do not have distribution arrangements or the market in general experiences a downturn, then our business may also be adversely affected.

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

Adverse impact of litigation, claims, patent, copyright and other infringement could be material to our bottom line.

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

The Company is currently appealing a decision made by the Ontario Superior Court of Justice on October 14, 2010, granting damages plus prejudgment and post-judgment interest and costs to a former executive of the Company for constructive dismissal. As disclosed in note 12 in the Notes to the Company’s annual financial statements for the fiscal year ended August 31, 2010, included in this Annual Report, the Company has booked special charges related to this matter. We cannot predict the outcome of this appeal with certainty and if determined adversely, may have an adverse effect on our cash position.

Our service could be interrupted in areas where there is no direct line of sight access to a satellite or a terrestrial repeater, which would adversely affect our business.

Our service may be unavailable or interrupted from time to time at specific locations where radios cease to have direct line of sight access to a satellite or a terrestrial repeater (e.g., in tunnels, parking garages, or within or next to buildings). Our service could also be subject to occasional interference from other broadcasting sites. Such service disruptions could have a material adverse impact on our business.

We rely on third parties for the manufacture and distribution of XM Radios.

Many of the tasks associated with manufacturing and distribution of XM radios are dependent on the efforts and performance of third parties that are outside of our control. If one or more of these third parties do not meet their obligation towards us, our operations could be materially adversely affected.

We rely on third party manufacturers and their distributors to manufacture and distribute XM radios. If current manufacturers of XM radios, such as Audiovox Electronic Corporation, or Audiovox, and Pioneer Electronics, or Pioneer, or going forward, other manufacturers with whom we enter into agreements for the manufacture of XM radios, fail to develop XM radios for timely commercial sale, at an affordable price and for mass market nationwide distribution, our revenue growth may be impeded and our business may suffer. In addition to the above mentioned manufacturers of XM radios, we expect that we may rely on others to develop, manufacture and market XM radios for car, home and portable use.

A bankruptcy or financial difficulties of a third party with whom we have a significant relationship could harm our results of operations.

In the event that any third party with whom we have significant relationships, including any distributor, licensor, OEM or radio supplier, files a petition in or is assigned into bankruptcy or becomes insolvent, or makes any assignment for the benefit of creditors or makes any arrangements or otherwise becomes subject to any proceedings under applicable bankruptcy laws or insolvency laws with a trustee, or receiver appointed in respect of a substantial portion of its property, or in the event that such a third party liquidates or winds up its daily operations for any reason whatsoever, then our business and results of operations would likely be materially adversely affected.

On June 1, 2009 General Motors Corporation filed for Chapter 11 Bankruptcy protection in the Manhattan, New York federal bankruptcy court. After the Chapter 11 filing, effective Monday, June 8, 2009, GM was removed from the Dow Jones Industrial Average. On July 10, 2009, a new entity completed the purchase of continuing operations, assets and trademarks of GM as a part of the 'pre-packaged' Chapter 11 reorganization. Under section 363 of the Bankruptcy Act, a new entity with the backing of the United States Treasury was formed to acquire profitable assets. The remaining pre-petition creditors’ claims are paid from the former corporation's assets.

General Motors of Canada Limited (GMCL) is a private subsidiary that is wholly owned by General Motors. On April 27, 2009, GM Canada announced that it would reduce its Canadian headcount by half and close 40% of its Canadian dealerships by 2014 in response to its parent company's poor financial condition. On July 10, 2009, GMCL entered into an amended and restated Canadian Loan Agreement with Export Development Canada (EDC) for $ 1.5 billion secured by the lien on the equity of GMCL(1).

We have an exclusive agreement with GMCL which includes the factory installation of XM radios in at least 90% of GMCL’s vehicle lines. If GMCL encounters additional financial difficulties it could have a material adverse impact on our business.

We need people with special skills to develop and maintain our new service. If we cannot find and keep these people, our business could suffer.

We depend on the continued efforts of our executive officers and key employees, who have specialized technical knowledge regarding our repeater network, broadcast facilities, information technology systems and radio systems and business knowledge regarding the radio industry and subscription services. We strive to retain key individuals by providing a competitive remuneration package including stock options and restricted share units. If we lose the services of one or more of these employees, or fail to attract qualified replacement personnel, it could harm our business and our future prospects.

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

We have built a terrestrial repeater network. As we continuously test reception and receive direct consumer feedback, we may find that we require more repeaters than originally planned in order to provide a level of signal availability that will be acceptable to our customers. To the extent we need a more robust repeater network than currently planned, our capital requirements may be higher than we anticipate and we may need to seek additional funding either through bank, equity or debt financing. Such financing may not be available and, if available, may not be available on commercially reasonable terms. Given our current limited cash resources, if we obtain additional financing we will be further leveraged and we may be less likely to generate sufficient revenue to repay our debts. As such, you could lose your investment.

(1)	General Motors Company, Form 10 K for the period ended December 31, 2009.

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

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at August 31, 2010, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Company has invested resources, including the retention of a third party to conduct testing of the company’s internal controls, to document and analyze its system of disclosure controls and its internal control over financial reporting in order to meet the management reporting requirements of Section 404 of the Sarbanes-Oxley Act. The Company’s efforts to continue to satisfy those requirements in the future, may entail making certain adjustments to our internal control procedures, including adjustments related to our computer and accounting systems. We cannot assure you that this process will not be time-consuming or costly. If we fail to maintain an effective internal control environment, there could be a material adverse effect on our business, results of operations or financial condition.

We may from time to time modify our business plan, and these changes could adversely affect us and our financial condition.

We regularly evaluate our plans and strategy. These evaluations often result in changes to our plans and strategy, some of which may be material and significantly change our cash requirements. These changes in our plans or strategy may include: the acquisition or termination of unique or compelling programming; the introduction of new features or services; significant new or enhanced distribution arrangements; investments in infrastructure, such as equipment or radio spectrum; and acquisitions, including acquisitions that are not directly related to our satellite radio business.

Rapid technological and industry changes could adversely impact our services.

The audio entertainment industry is characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving standards. If we are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies less competitive in the marketplace.

Consumers could pirate our services.

Individuals who engage in piracy may be able to obtain or rebroadcast our satellite radio service or access the internet transmission of our services without paying the subscription fee. Although we use encryption technologies to mitigate the risk of signal theft, such technologies may not be adequate to prevent theft of the signals. If signal theft becomes widespread, it could harm our business.

Changes in consumer protection laws and their enforcement could damage our business.

We engage in extensive marketing efforts to attract and retain subscribers to our services. We employ a wide variety of communications tools as part of our marketing campaigns, including print, television, radio and online advertising; telemarketing efforts; and email solicitations. Various governmental agencies have responsibility for consumer protection and have jurisdiction over components of our consumer marketing efforts.

Consumer protection laws, rules and regulations are extensive and have developed rapidly. Consumer protection laws in certain jurisdictions cover nearly all aspects of our marketing efforts, including the content of our advertising, the terms of consumer offers and the manner in which we communicate with subscribers and prospective subscribers. We are engaged in considerable efforts to ensure that all our activities comply with federal and provincial laws, rules and regulations relating to consumer protection. Modifications to federal and provincial laws, rules and regulations concerning consumer protection, including decisions by federal and provincial courts and agencies interpreting these laws, could have an adverse impact on our ability to attract and retain subscribers to our services. While we monitor the changes in and interpretations of these laws in consumer-related settlements and decisions, and while we believe that we are in material compliance with applicable laws, there can be no assurances that new laws or regulations will not be enacted or adopted, or preexisting laws or regulations will not be more strictly enforced, which might adversely affect our operations.

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

As of August 31, 2010 we had a total long-term indebtedness of US$69.8 million (approximately CAD$74.4 million) under our senior notes, $20 million in respect of our convertible unsecured subordinated debentures, US$4.9 million in aggregate in subordinated promissory notes and $26.8 million under our standby Credit Facility with XM. In addition, we have the ability to continue to borrow up to the $45 million limit under a standby Credit Facility with XM, or the XM Credit Facility.

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

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions

•	place us at a disadvantage compared to our competitors that have less debt and

•	limit our flexibility in planning for or reacting to, changes in our business and in the satellite radio industry.

In addition, the indenture governing the notes and XM Credit Facility contain financial and other restrictive covenants that limit our financial flexibility. Our failure to comply with those covenants would result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

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

In addition, the XM Credit Facility contains certain restrictive covenants. In order to continue to draw on the XM Credit Facility, we will be required to satisfy a specific financial condition test as a condition to the advance of funds. We have met this covenant as of August 31, 2010. In the event of a default under this facility, XM could seek to declare all amounts outstanding under the XM Credit Facility, together with accrued and unpaid interest, if any, to be immediately due and payable. This could result in a cross-default under the indenture governing the notes. If the indebtedness under the XM Credit Facility or the notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full that indebtedness or any of our other indebtedness.

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

Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in the indenture or agreement governing the notes and the XM Credit Facility or other outstanding indebtedness; and

•	other factors, including the condition of the financial markets or the satellite radio industry.

As a result, we may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations, including payments on our indebtedness.

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

On March 24th, 2006, CSR Inc. submitted an application to the CRTC requesting the amendment of its conditions of license. The requested amendment would allow for the carryover of a credit into subsequent broadcast years for contributions to the development of Canadian talent in excess of the prescribed amount. On May 11, 2007, this application was denied by the CRTC.

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

Pursuant to our licensing arrangements, we must contribute, based on a prescribed percentage of our revenue each year, to the development of Canadian talent and capabilities over the term of the license. In the event we are unable to meet these contribution requirements, our license could be revoked and we would lose our ability to continue operating in Canada.

The license granted by the CRTC will be valid for a period of six years and must be renewed prior to August 31, 2011. The CRTC has no obligation to renew the license and if the license is renewed it may be on conditions different than those existing today. If we are unable to renew this license, then we will be unable to continue legally to carry on a satellite radio business in Canada.

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

Industry Canada may require us to correct any interference, at our cost, to existing broadcasting or land-mobile services (including WCS licensees) caused by the operation of our terrestrial repeaters. We may also be required to bear the costs of relocating some incumbent Fixed Service (FS) Operators within the 2320-2356 MHz band, whose stations are within 300 kilometers of the terrestrial repeater transmitter sites.

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

Risks Related To Our Relationship with XM

On February 19, 2007, XM entered into a merger agreement with Sirius and Vernon Merger Corporation (“Merger Co.”). On July 28, 2008, subsequent to receiving all necessary regulatory approvals to complete the merger, XM merged with and into Merger Co., and is now being operated as a wholly-owned subsidiary of Sirius XM Radio Inc. ("Sirius XM"), formerly, Sirius Satellite Radio Inc. XM is now a wholly owned subsidiary of Sirius XM which owns an indirect 21.54% equity interest in the Company and a 49.9% equity interest in Sirius Canada our direct competitor in satellite radio service in Canada. Both the Company and Sirius Canada are operated separately under their own respective broadcasting licenses from the CRTC and are controlled by different people.

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

Because a small number of shareholders own a significant percentage of our Subordinate Voting Shares and Class B Voting Shares, they may influence all major corporate decisions and our other shareholders may not be able to affect these corporate decisions. In addition, under the terms of a shareholders agreement, each of CSRI Inc., formerly Canadian Satellite Radio Investments Inc., and XM has certain board nomination rights and certain consent rights with respect to fundamental corporate actions. As a result, these shareholders will be able to directly impact our ability to undertake certain actions and their interests may conflict with yours.

ITEM 4 - INFORMATION OF THE COMPANY

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

On September 14, 2009, the Company repurchased US$9.0 million of senior notes.

On May1st, 2010, we introduced Music Royalty Fee (MRF) of 97 cents per month per customer.

On August 31, 2010, we achieved more than 430,000 self-paying(1) subscribers.

On August 31, 2010 achieved full-year pre-marketing adjusted operation profit(2) of $9.3 million

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

(2)
Pre-Marketing Adjusted Operating Profit (Loss) - Pre-Marketing Adjusted Operating Profit (Loss) is calculated by adding back total marketing expenses to Adjusted Operating Profit (Loss) (as defined in Section 2.9). We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the statement of operations. We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

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

On February 19, 2007, XM entered into a merger agreement with Sirius and Vernon Merger Corporation (“Merger Co.”). On July 28, 2008, subsequent to receiving all necessary regulatory approvals to complete the merger, XM merged with and into Merger Co., and is now being operated as a wholly-owned subsidiary of Sirius XM Radio Inc. ("Sirius XM"), formerly, Sirius Satellite Radio Inc. XM is now a wholly owned subsidiary of Sirius XM which owns an indirect 21.54% equity interest in the Company and a 49.9% equity interest in Sirius Canada our direct competitor in satellite radio service in Canada. In light of the merger, the Company continues to provide XM SDARS in Canada to its customers while it diligently reviews all strategic options and opportunities.

For a description, including the amount invested, of our principal capital expenditures for fiscal year ended August 31, 2010, see the “Liquidity and Capital Resources” section in our “Management Discussion and Analysis of Financial Condition and Results of Operation” included in this annual report under “Item 5 - Operating and Financial Review and Prospects.”

B.            BUSINESS OVERVIEW

Our Business

We continue in our mission to become the market leader in providing subscription based satellite radio entertainment to the Canadian market, based on the number of satellite radio subscribers. During our fiscal year, ended August 31, 2010, we achieved 589,700 total subscribers including 432,200 total self-paying subscribers, an increase of 14% and 13% respectively over the 515,800 total subscribers and 380,900 total self paying subscribers we had as of August 31, 2009. For further information on total subscribers see the “Subscribers” section in our “Management Discussion and Analysis of Financial Condition and Results of Operation” included in this annual report under “Item 5 - Operating and Financial Review and Prospects.” We are the exclusive Canadian licensee of XM, a pioneer in satellite radio in the U.S. satellite radio market. As the exclusive licensed provider of XM SDARS, in Canada, our service leverages XM’s existing satellite network and technology, its brand and distribution relationships and significant operational know-how. Through XM, we currently offer up to 130 channels, which include commercial-free music, as well as news, talk, sports and children’s programming, including at least 13 Canadian channels designed and developed by us from our broadcast operations in Toronto, Montréal and Québec City. The base subscription fee for our service is $14.99 per month. Subscribers are offered a discount on the monthly subscription rate by prepaying for a fixed term of one year or greater. Each subscriber also has the opportunity to purchase a limited number of additional subscriptions for $9.99 per month.

Distribution of our receivers is primarily through automobile OEMs and consumer electronics retailers.

XM Online+ mobile and internet service. We simulcast music channels and select non-music channels in high-quality audio over the internet to personal computers and to mobile devices, including iPhone and iPod touch, Blackberry and Android devices.  The base subscription fee for our XM Online+ mobile and internet service is $2.99 per month for customers with an existing satellite radio subscription, or $7.99 per month without.

We have multi-year distribution arrangements with several automobile OEMs, including, among others, GMCL, Honda Canada, Nissan Canada, Toyota Canada, Hyundai Auto Canada, and Porsche Cars Canada. As a result of these agreements, we have secured relationships to factory install XM satellite radios with automotive companies that represent a significant number of vehicles sold in Canada in 2009 and XM satellite radios are now available in more than 150 vehicle models for the 2010 model year. Similar to U.S. OEMs, most Canadian OEMs commence their model year during the summer, such that the 2010 model year started in the summer of 2009. Together with these automobile OEM partners, we generally offer a 3-month trial to all new purchasers of vehicles that are XM enabled.

Under our exclusive 13-year agreement with GMCL, which became effective as of November 10, 2005 at least 90% of GMCL’s vehicle lines for the 2011 model year and beyond must offer factory installed XM radios. GMCL is the single largest seller of automobiles in Canada.  A summary of the key terms of our distribution agreement with GMCL is contained below under the heading “Business - GMCL Distribution Arrangement”.

Our exclusive 8-year agreement with Honda Canada, which became effective as of March 29, 2006, provides that Honda will factory install XM satellite radios in Honda and Acura models. Honda Canada began factory installations starting in the fall of 2007 with the Acura MDX and TL models and is expanding to a wider range of products for the 2011 model year to include the Honda CRV. Part of the agreement with Honda Canada includes an equity stake in our company. Honda Canada is the country’s fifth largest automobile manufacturer, with sales of approximately 140,000 vehicles in 2009.

Our exclusive 10-year agreement with Nissan Canada, which became effective as of March 30, 2006, includes the factory installation of satellite radios in select 2011 model Nissan vehicles, including the top-selling Nissan Altima, and standard on all 2011 Infiniti vehicles. It is anticipated that XM satellite radios will eventually be factory installed in the majority of Nissan’s lineup. Nissan Canada also assumed an equity position in our Company as part of this agreement.

We have a 5-year distribution agreement with Toyota Canada which became effective in May 2006. Toyota is the second largest auto retailer in Canada with sales of almost 255,000 vehicles in 2009. XM Satellite is now standard in all Lexus vehicles and is available in Toyota vehicles including the new Venza, Camry and  Prius.

We have an exclusive multi-year distribution agreement with Hyundai Auto Canada which became effective as of November 29, 2006. Hyundai is among the best-selling foreign manufacturers in Canada, having sold over 100,000 vehicles in 2009. XM is currently offered as standard equipment on the top selling Sonata sedans and Genesis coupe and sedan, as well as the Vera Cruz cross-over and Sante Fe sport utility vehicles. Model year 2011 will also have the introduction of the top selling Elantra sedan.

We have an exclusive multi-year distribution agreement with Porsche Cars Canada effective as of March 30, 2006, and Harley Davidson Motorcycles for the installation of XM satellite radios.

In addition to our distribution arrangements with automobile OEMs, we have multi-year distribution agreements with Rogers Communication to provide XM Canada content across the Rogers Wireless, Cable and Internet platforms, Telus Mobility to provide XM Canada content across the TELUS’ network, and Air Canada for exclusive programming of in-flight music channels. XM radios are also available in Canada at national and regional consumer electronics retailers, such as Best Buy, Canadian Tire, Future Shop, Wal-Mart, and other large national, regional and independent retailers that sell consumer electronics in Canada. These retailers represent over 4,700 stores.

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

We are broadcasting our service using XM’s existing satellite network, which covers the continental U.S. and Canada. We are supplementing XM’s satellite coverage with a terrestrial repeater network of approximately 60 repeaters, owned and operated by us. Our repeater deployment is focused on the 16 largest Canadian cities to improve coverage and reduce interruptions by buildings or other obstacles.

Satellite radios designed to serve the car, home, portable and wearable stereo markets are available throughout Canada at national and regional consumer electronics retailers under the Audiovox, Delphi and Pioneer brand names. On November 12th, 2009, XM Canada announced two new additions to the Plug-n-Play radio category: the XM onyX and the Xpress RCi, both featuring the revolutionary PowerConnect™ FM Transmitter that works through your vehicle's radio with easy do-it-yourself installation. On Dec 25th, 2009, XM Canada announced a new addition to the Plug-n-Play radio category: the XM SkyDock; XM’s first in car Plug-n-Play radio designed specifically for the iPod Touch and iPhone. iPhone and iPod Touch users with the help of the SkyDock, can now operate XM through their personal devices and listen to XM through the car audio system. The initial cost of any of these radios to the consumer ranges from approximately $30 to $300, inclusive of rebates.

For the fiscal period ending August 31, 2010, we generated revenues of approximately $56,611,828. Nearly all of our revenue comes from subscriptions, activations and sales of radios from the direct fulfillment channel. Incremental revenue is generated from advertising spots on the non-music channels that we program in Canada and U.S. focused advertisements that we place on our National Hockey League Talk Channel. Our wireless partners (Rogers Communications and Telus Mobility) are also a source of incremental revenue. As we grow our subscriber base and launch smartphone applications for our service, we expect that our service will become an increasingly attractive to target customers on a nationwide basis.

Exclusive XM Relationship

XM offers innovative and diverse radio programming in digital quality sound with approximately 150 channels in the U.S. featuring music, news, talk, sports, traffic and weather and a variety of other content. We have an initial ten-year agreement with XM, which became effective November 17, 2005, providing us with the exclusive rights to sell XM’s SDARS in Canada. XM has a significant equity interest in our business.

Our service currently includes up to 130 channels, including commercial-free music, as well as news, talk, sports and children’s programming, including 117 XM channels and at least 13 Canadian channels developed by us. At 130 total channels in Canada, we are required by our CRTC “Condition of License” to produce 1 Channel here in Canada for each 9 US channels that we distribute in Canada, which originate and are produced in the US.  We believe the content provided on our 13 Canadian channels is well suited to Canada’s diverse listening population.

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

Competitive Strengths and Business Strategy

We believe that our business benefits from a number of factors as a result of our affiliation with XM. We have been able to leverage many of the economies of scale XM has already achieved. We believe that other factors benefitting our business include the following:

•
Low funding requirements. Since XM’s satellite infrastructure already covers the continental U.S. and Canada, we were not initially required to build, launch, maintain or manage our own satellites, which save us significant time and funding. In addition, as we continue to develop our information technology systems, we intend to leverage XM’s experience and existing broadcasting licenses. This is less expensive, and requires less time than building our own set of systems. We are also able to defer funding requirements by paying the XM license fees through our XM credit facility established in fiscal 2006. We also believe that our relationship with XM, and XM’s experience in rolling out its U.S. service, has allowed us to design an efficient network of terrestrial repeaters. We had the benefit of designing our repeater network and coverage testing Canadian cities with the XM satellites already in place, and as a result, we believe that we were able to model the optimal repeater sites more effectively.

•
XM continues to change programming in response to its listenership and offers a unique radio listening experience for Canadians. XM reports that it has a wider variety of programming than it did when it originally launched in the U.S. With the addition of a greater variety of sports channels, including exclusive coverage of the National Hockey League play-by-play, as well as well-known talk show personalities, such as Oprah Winfrey and Bob Edwards, XM continues to refine its programming lineup. We believe that Canadians have an appetite for specialized radio programming and are eager to have access to the depth and choice that the XM system provides. We have studios in Toronto and Quebec City and broadcast operations in Toronto, Montreal and Quebec City, equipped to program and broadcast music and talk channels in both French and English.

•
Well-developed distribution channels. According to DesRosiers Automotive Consultants Inc., we have secured relationships to factory install receivers with automotive companies that represents significant number of vehicles sold in Canada in 2009, including General Motors, Honda, Toyota, Hyundai and Nissan and Porsche. As a result of our relationship with XM, we have been able to reach comparable distribution arrangements with most of the Canadian counterparts of these auto manufacturers. Also, given the increased market awareness of satellite radio in Canada, retailers in Canada have been willing to carry and display satellite radio devices on their shelves.

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

•
Future growth opportunities. As we continue to build our subscriber business through traditional retail and automobile OEM channels, we also plan to grow the business by offering specific hardware and services through non-traditional retail channels, including rental car companies, national and local businesses, hotel chains, and to boat and airplane owners, commercial airlines, truckers and others. Subscribers through these channels will have distinct hardware and service packages, including weather information for marine and aviation. We expect that subscriber fees may be different for each of these channels. XM also reports that XM’s telematics service offerings are becoming more widespread in the U.S. Telematics, which includes real time data and traffic information through vehicle navigation systems such as XM NavTraffic, is being integrated into select Hyundai, Nissan/Infiniti and General Motor models. XM NavTraffic is the U.S. first real-time satellite traffic data service and is available in 100 major metropolitan cities across North America, including 3 Canadian cities for a monthly fee. We anticipate that the Canadian partners of these automobile OEMs will promote telematics here in Canada.

•
XM Radio Online. We simulcast music channels and select non-music channels over the internet. We are transitioning XM Radio Online (XMRO) from services offered for no additional charge as part of our base subscription price to services that we offer for a subscription fee.

We currently offer 130 channels including commercial-free music, as well as news, talk, sports and children’s programming, including 117 American channels and 13 Canadian channels.  All 130 channels are received for a base subscription fee of $14.99 per month, or $12.91 per month for subscribers who sign and prepay a 3 year subscription agreement.  Additional family subscriptions are $9.99 or less per subscription. Subscribers are offered a discount on the monthly subscription rate by prepaying for a fixed term of one year or greater. Also, as of May1st, 2010, we have introduced Music Royalty Fee (MRF) of 97 cents per month per customer.

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

In addition to music genres, we also offer a broad array of sports, news, comedy and talk entertainment channels. These types of programming are not available in many radio markets and we believe this makes our service appealing to dedicated sports fans and listeners whose tastes are not served by existing AM/FM radio stations. On September 12, 2005, we and XM announced a US$100 million (approximately $120 million) ten-year contract to broadcast National Hockey League, or NHL, games as part of the XM service. The ten-year contract was non-exclusive for the first two years and as of July 1, 2007, XM Canada is the exclusive Canadian satellite radio provider of NHL games. We believe that the exclusivity of this deal will have a significant positive impact on attracting subscribers to the XM service in Canada. We are responsible for a substantial portion of the fees payable to the NHL under this agreement.

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

French Channels

•	Radio Parallel - Featuring “Le Pirate” Jeff Filion, Radio Parallel focuses on controversial issues of importance to Quebecers.

•	Quoi de Neuf - a 24/7 national news and information channel focused on the latest news, weather, sports, business and entertainment information and issues of importance to Francophones.

•	CalendrierSportif - a 24/7 sports channel featuring continuously updated schedules of sporting events taking place North America with a particular focus on Quebec.

•	Air Musique - a music station featuring selections chosen based on real time subscriber requests.

•	Sur La Route - a music station featuring a blend of modern and classic pop, folk, rock and roll, “chanson” and soul featuring yesterday’s, today’s and tomorrow’s stars.

Our music channels are completely commercial-free and our talk and sports channels have a reduced amount of commercial breaks relative to terrestrial radio. We believe that a significant portion of the listening market will pay to subscribe to a radio service that provides commercial-free channels and channels with fewer breaks, as demonstrated by the appeal of limited periods of non-stop music used by some traditional AM/FM stations. Of the 13 Canadian content channels that we program, those that have advertising do not broadcast more than six minutes of national commercial messages during any hour, in accordance with our CRTC broadcasting license.

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

XM creates most of its music channels at its studio facilities in Washington, District of Columbia; New York City, New York; and at the Country Music Hall of Fame and Museum in Nashville, Tennessee. We have studios in Toronto and Quebec City and broadcasting operations in Toronto, Montreal and Quebec City that have fibre optic landlines linked to XM’s studios in the U.S. We have created our own unique Canadian channels at these Canadian broadcasting facilities. To that end, we have hired key programming and production staff and on-air talent to prepare our content for broadcast on our Canadian channels. There is a large pool of Canadian talent, and we are very selective in order to ensure that our programming meets the high standards established by XM.

Accompanying the audio portion of the broadcast, the digital display of our radios indicates the channel name, number and category. It also can be adjusted to indicate the name of the song and artist, or the name of the talk show being aired. A personal stock ticker, sports ticker and clock may also be displayed on certain radios.

XM continues to implement its technology plan, which aims to reduce the cost of XM radios while increasing their functionality. We intend to continue to leverage any cost reductions and technological innovations achieved by XM.

XM Online+ mobile and internet service. We simulcast music channels and select non-music channels in high-quality audio over the internet to personal computers and to mobile devices, including iPhone and iPod touch, Blackberry and Android devices.  The base subscription fee for our XM Online+ mobile and internet service is $2.99 per month for customers with an existing satellite radio subscription, or $7.99 per month without.

We continue our partnership with TELUS Mobility to deliver select XM channels to TELUS mobile phone users. As at June 30, 2010, TELUS had approximately 6.6 million wireless subscribers. TELUS wireless subscribers can pick a radio service package of 15 channels for a price of $8.00, a radio service package of 50 channels for $15 per month or a day pass radio service package with 50 channels for $3 per day.

We also have a partnership with Rogers Wireless to deliver select XM Canada channels to Rogers mobile phone users. As at June 30, 2010, Rogers had 8.6 million wireless subscribers. Rogers wireless subscribers can pick a radio service package with 10 XM channels for $5 per month, a radio service package with 35 XM channels for $15 per month or can select a radio and video bundle package with 35 XM channels for $25.00 per month.

We also offer XM NavTraffic(R) the nation's first satellite-delivered traffic information service. It enables your vehicle's navigation system to display constantly refreshing and current traffic conditions for your desired route. XM NavTraffic makes it possible for drivers to easily access critical and customized info such as traffic congestion, accidents, incidents, road construction, average speed and estimated driving time.  NavTraffic is available in Toronto, Montreal, and Vancouver in addition to 100 metropolitan areas across the USA for a monthly fee. For aviation and marine, the XM WX Satellite Weather service provides real-time graphical weather data for advanced situational awareness in prevailing weather conditions.

Marketing

Our marketing strategy is aimed at educating and informing potential XM subscribers about the unique content and value proposition XM offers in order to build brand awareness and drive subscriptions of XM Satellite radio.

Our promotion of XM’s service in Canada has been and will continue to be supported by both traditional and non-traditional advertising programs including radio, print, television, online, search and direct marketing. Some of these programs may be co-branded (and potentially co-funded) with our distribution, programming, wireless and hardware manufacturing partners. Our programs focus on educating consumers about XM’s  audio entertainment service  through hands-on experiences at locations such as retail outlets, automotive dealerships, various sports and entertainment venues, as well as through real-time streaming via internet and mobile trial. We have and will continue to offer promotional programs geared to the consumer when the timing and opportunity is appropriate. These opportunities may include discounts on hardware pricing or multi-year subscription fees, or bundling XM with other related products and services. We also distribute sample programming and marketing materials at retail outlets, automotive dealerships, car rental outlets, commercial airlines, sports and entertainment venues and via online channels to generate consumer interest.

In addition to our ongoing marketing programs, we have allocated significant funds to GMCL to be utilized for mutually agreed upon advertising opportunities, dealer promotions, on-site activities, training and vehicle literature. Some examples of these co-branded opportunities include: direct mail and outbound call programs to new GMCL vehicle owners with information on how to subscribe to the XM service through us once the three-month trial period is complete; and various consumer promotions.

XM’s content is also distributed through some of our key partners including Air Canada. On a monthly basis, we produce and supply, custom audio content branded as XM enRoute for Air Canada’s audio/video entertainment systems in both English and French, which is accessible to the 31 million passengers Air Canada carries each year.

We also have wireless distribution partners that include Rogers Wireless and TELUS Mobility, both of which offer subscription packages for real-time streaming of XM programming to customers through their mobile phones.

Distribution

We market our satellite radio service through several distribution channels including automotive manufacturers, national and regional electronics retailers, car audio dealers and mass retailers. We continue to focus on distribution of radios through retail distributors and automotive manufacturers to promote rapid market penetration.

As discussed above, we have multi-year distribution arrangements with several automobile OEMs, including, among others, GMCL, Honda Canada, Nissan Canada, Toyota Canada, Hyundai Auto Canada and Porsche Cars Canada. As a result of these agreements, XM satellite radios represented more than 50 percent of all factory-installed satellite radios in 2011 vehicle models and are now available in more than 150 vehicle models for the 2011 model year. Similar to U.S. OEMs, most Canadian OEMs commence their model year during the summer, such that the 2011 model year started in the summer of 2010. Together with these automobile OEM partners, we generally offer a 3-month trial to all new purchasers of vehicles that are XM enabled.

Under our exclusive 13 year agreement with GMCL, which became effective November 10, 2005 at least 90% of GMCL’s vehicle lines for the 2011 model year and beyond must offer factory installed XM radios. GMCL is the single largest seller of automobiles in Canada. A summary of the key terms of our distribution agreement with GMCL is contained below under the heading “Business - GMCL Distribution Arrangement”.

Our exclusive 8-year agreement with Honda Canada provides that Honda will factory install XM satellite radios in Honda and Acura models. Honda Canada began factory installations starting in the fall of 2007 with the Acura MDX and TL models and is expanding to a wider range of products for the 2011 model year to include the Honda CRV. Part of the agreement with Honda Canada includes an equity stake in our company. Honda Canada is the country’s fifth largest automobile manufacturer, with sales of more than 140,000 vehicles in 2009.

Our exclusive 10-year agreement with Nissan Canada includes the factory installation of satellite radios in select 2011 model Nissan vehicles, including the top-selling Nissan Altima, and standard on all 2011 Infiniti vehicles. It is anticipated that XM satellite radios will eventually be factory installed in the majority of Nissan’s lineup. Nissan Canada also assumed an equity position in our Company as part of this agreement.

We have a 5 year distribution agreement with Toyota Canada. Toyota is the second largest auto retailer in Canada with sales of almost 205,000 vehicles in 2009. Toyota auto dealers have already begun installing XM satellite radio receivers in select Toyota/Lexus models. XM satellite radio is currently standard in all Lexus vehicles and is available in Toyota vehicles, including the new Venza, Camry and Prius.

We have an exclusive multi-year distribution agreement with Hyundai Auto Canada. Hyundai is among the best-selling foreign manufacturers in Canada, having sold over 100,000 vehicles in 2009. XM is currently offered as standard equipment on the award winning Azera and Sonata sedans, as well as the Vera Cruz cross-over and Sante Fe sport utility vehicles. Model year 2011 will also have the introduction to the top selling Elantra sedan.

We have an exclusive multi-year distribution agreement with Porsche Cars Canada effective and Harley Davidson Motorcycles for the installation of XM satellite radios.

National and Regional Consumer Electronics Retailers

XM radios are available at national and regional consumer electronics retailers, such as Best Buy, Future Shop, Wal-Mart and other large national, regional and independent retailers that sell consumer electronics in Canada. These retailers represent over 4,700 stores in Canada. We develop in-store merchandising materials, including fully functional displays for several retailers, and train the sales forces of all major retailers

The XM Radio System

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

Subscribers access our service through specialized satellite radios available in two XM radio categories. The first category is Portable units, which receive the live satellite feeder that can be used in the home, in the car or on the go, and are currently available under the Delphi SkyFi and Pioneer XMp3™ brand name. The Pioneer XMp3™ also includes MP3 functionality. Second, Plug-n-Play radios allow subscribers to listen to XM radio in the car, or at home through their home stereo system or portable boom box. We currently market a broad selection of radios and accessories, across different price points, including the Audiovox Xpress family and RoadyXT’s. On November 12th, 2009, XM Canada announced two new additions to the Plug-n-Play radio category: the XM onyX and the Xpress RCi, both featuring the revolutionary PowerConnect™ FM Transmitter that works through your vehicle's radio with easy do-it-yourself installation. On Dec 25th, 2009, XM Canada announced a new addition to the Plug-n-Play radio category: the XM SkyDock; XM’s first in car Plug-n-Play radio designed specifically for the iPod Touch and iPhone. iPhone and iPod Touch users with the help of the SkyDock, can now operate XM through their personal devices and listen to XM through the car audio system.

Finally, permanent in-car and home radios allow subscribers to upgrade their existing radios to include XM’s service, and are supported by a variety of radio manufacturers including Alpine, Audiovox, Pioneer, Polk Audio, Sony, Yamaha and others. The initial cost of these radios to the consumer ranges from approximately $30 to $300, inclusive of rebates. XM radios are available in Canada at national consumer electronics retailers such as Best Buy, Future Shop, Wal-Mart, Canadian Tire and other large national, regional and independent retailers.

The terrestrial repeater system that we have deployed in 16 major cities across Canada supplements the coverage of the XM satellites in Canada. In some areas, satellite signals may be subject to blockages from tall buildings and other obstructions. XM reports that due to the satellites’ longitudinal separation, in most circumstances where reception is obscured from one satellite, XM radio’s signal will still be available from another XM satellite. XM has indicated, however, that in some urban areas with a high concentration of tall buildings, line-of-sight obstructions to all satellites may be more frequent. Terrestrial repeaters are ground-based electronics equipment installed on rooftops or existing tower structures that receive the signal from one of the satellites, amplify it and retransmit it at significantly higher signal strength to overcome any satellite signal obstruction. XM’s network operating center monitors the terrestrial repeater network to ensure that the XM radio system is operating properly. We utilize XM’s fault detection diagnostics systems to detect various system failures before they significantly impact our quality of service.

XM currently transmits its signal throughout the US and Canada from its two satellites XM-3 and XM-4. Satellites XM-1 and XM-2 are currently inactive, in-orbit spares, available for use in the event either XM-3 or XM-4 fail unexpectedly. On October 14, 2010, XM successfully launched another satellite XM-5.

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

Internet Radio. A number of Internet radio broadcasts provide listeners with radio programming from across the country and around the world. Although we believe that the current sound quality of Internet radio is below standard and may vary depending on factors that can distort or interrupt the broadcast, such as network traffic, we expect that improvements from higher bandwidths, faster modems and wider programming selection may make Internet radio a more significant competitor in the future. There are a number of Internet-based audio formats in existence or in development that could compete directly with XM’s SDARS. For example, Internet users with the appropriate hardware and software can download sound files for free or for a nominal charge and play those from their personal computers or from specialized portable players or compact disc players. Music in the public MP3 audio standard is readily available and growing with sound files available on the websites of online music retailers, artists and record labels and through numerous file sharing software programs. These MP3 files can be played instantly, burned to a compact disc or stored in various portable players available to consumers.

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

Smartphones, Applications and Cellphones. Apple sold about 21 million iPhones in its fiscal 2009 year. Similar to Apple iPod, iPhone allows its users to download and purchase music through its online Apple’s iTunes® Music Store. Other smartphone companies like RIM, Nokia, HTC, and Motorola have launched similar platforms that allow users to download music onto their smartphones through their own online stores or allow users to download third party applications that are capable of delivering music and videos, and other content to its users via smartphones. We remain vigilant of such innovations and try to provide our users similar options to download XM content on their phones using applications like the XM Online + for our Telus and Rogers customers.

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

Traffic News Services. A number of providers also compete with XM in terms of providing an up to date traffic and weather services. Besides the traditional AM/FM radio services providing traffic and weather details, smartphone apps have begun to provide its users live traffic, navigation and weather forecast, for a small fee. As such, revenues from such segments of business are threatened due to increased competition from traditional and non-traditional players.

Recent Developments

We launched our service on November 22, 2005. During our fiscal year, ended August 31, 2010, we achieved 589,700 total subscribers including 432,200 total self-paying subscribers, an increase of 14% and 13% respectively over the 515,800 total subscribers and 380,900 total self paying subscribers we had as of August 31, 2009. Sirius XM has publicly stated that it had over 19,862,175 satellite radio subscribers as of September 30, 2010.

Operational Agreements

We and CSR Inc. have entered into a license agreement with XM (the "License Agreement”). The following is a summary of certain material terms of the License Agreement, and is not intended to be complete. Reference is made to the License Agreement for the full text of its provisions. See “Material Contracts.”

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

We have entered into a programming agreement with XM (the “Programming Agreement”). The following is a summary of certain material terms of the Programming Agreement, and is not intended to be complete. Reference is made to the Programming Agreement for the full text of its provisions.

Under the Programming Agreement, we must, at our own expense, develop, produce, deliver and license certain programs to be distributed by XM over audio channels in its satellite system and terrestrial repeater network (the “XM Canada Channels”) in the satellite footprint and over the Internet. So long as we remain in compliance with the Programming Agreement and the License Agreement, XM will carry the XM Canada Channels as part of its SDARS service made available to subscribers in both the U.S. and Canada. We will not receive a fee or other payment for the broadcast of the XM Canada Channels to XM subscribers.

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

            Technical Services Agreement

Under the Technical Services Agreement, XM has agreed that it will from time to time provide design, engineering, support and technical services for our terrestrial repeater system, as well as information technology and broadcast operations. In consideration for these services, we have agreed to pay a monthly fee, initially set at US$100,000 from September 2005 to December 2005. The rate decreased to US$50,000 in January 2006 and to US$28,000 in April 2006 and to $25,000 in January 2007. The current rate is US$219,000.

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

GMCL Distribution Arrangement

CSR Inc., XM and GMCL have entered into an exclusive distribution arrangement (the “GM Distribution Arrangement”). The following is a summary of certain material terms of the GM Distribution Arrangement, and is not intended to be complete.

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

On March 24th, 2006, CSR Inc. submitted an application to the CRTC requesting the amendment of its conditions of license. The requested amendment would allow for the carryover of a credit into subsequent broadcast years for contributions to the development of Canadian talent in excess of the prescribed amount. On May 11, 2007, this application was denied by the CRTC.

Foreign Ownership Restrictions. We own all of the outstanding shares of CSR Inc., which holds the CRTC broadcast license under the Broadcasting Act (Canada). The Governor General in Council (i.e., the cabinet of the Canadian federal government) has, pursuant to its authority under the Broadcasting Act (Canada), issued a direction setting out the legal requirements relating to Canadian ownership and control of broadcasting undertakings entitled the Direction to the CRTC (Ineligibility of Non-Canadians) (the ”Direction”). Under the Direction, non-Canadians are only permitted to own and control, directly or indirectly, up to 331/3% of the voting shares and 331/3% of the votes of a parent company which has a subsidiary operating company licensed under the Broadcasting Act (Canada). In addition, up to 20% of the voting shares and 20% of the votes of the operating licensee company may be owned and controlled, directly or indirectly, by non-Canadians. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of the operating company must be Canadian. In addition, where the parent company is less than 80% Canadian-owned, the parent company and its directors are prohibited from exercising any control or influence over the programming decisions of a subsidiary operating company. There are no restrictions on the number of non-voting shares that may be held by the non-Canadians at either the parent company or licensee operating company level. Under all circumstances, the licensee must not be controlled by non-Canadians. The CRTC, however, retains the discretion under the Direction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

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

Legal Matters

Other than as disclosed in Item 3. D. above under the heading “Risk Factors - Risks Related to our Business”, we are not aware of any legal proceedings or litigation outstanding, threatened or pending as of the date hereof by or against us or relating to our business, which would be material to our financial condition or results of operations.

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

D.            PROPERTY, PLANTS AND EQUIPMENT

Our corporate office is located in leased space at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

We also lease a broadcast studio at 175 Avenue Road, Toronto, Ontario, M5R 2J2, and studio space at Wayne Gretzky’s Restaurant at 99 Blue Jays Way, Toronto, Ontario M5V 9G9.

We have about 60 terrestrial repeaters located across Canada on properties we lease from various parties.

ITEM 4 A - UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Management’s discussion and analysis (“MD&A”) discusses the significant factors affecting the results of operations and financial position of Canadian Satellite Radio Holdings Inc. (the “Company”) for the three month (the “fourth quarter”) and twelve month periods (“year-to-date”) ended August 31, 2010. This MD&A should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Company’s annual report for the year ended August 31, 2010.The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in Canadian dollars, unless otherwise noted.

This MD&A has been prepared as of November 17, 2010 at which time 24,277,544 Class A Subordinate Voting shares and 81,428,133 Class B Voting shares are outstanding.

This MD&A contains the following sections:

Forward-Looking Disclaimer	38
Overview	39
Operating Definitions	40
Results of Operations	46
Liquidity and Capital Resources	60
Off-Balance Sheet Arrangements	66
Arrangements, Relationships and Transactions with Related Parties	66
Critical Accounting Policies and Estimates	67
Recent Accounting Pronouncements and Changes	69
Future Accounting Pronouncements	70
International Financial Reporting Standards	71
Certain Risk Factors	72
Outstanding Share Data and Other Information	73

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

Although the forward-looking statements contained in this discussion are based on what management of the Company considers are reasonable assumptions based on information currently available to it, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.   Our financial projections are based on estimates regarding expected future costs and expected revenue, which are fully described in this MD&A. Other than as required by applicable Canadian securities law the Company does not update or revise any forward-looking statements to reflect new information, future events or otherwise.  These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from expectations.  These include but are not limited to the risk factors included in this MD&A (including those listed under the heading “Certain Risk Factors”) in addition to the risks itemized in our Annual Report in Form 20-F (“Form 20-F”) for the fiscal year ended August 31, 2010.  Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.  Readers should not place undue reliance on forward-looking statements.

Overview

Our Business

Our vision is to be the leading premium digital audio entertainment and information service provider in Canada. Our strategy is founded on the principles of acquiring subscribers in the near and long-term in the most cost effective manner.

We offer 130 channels, including commercial-free music as well as news, talk, sports and children’s programming, and 13 Canadian channels designed and developed from studios in Toronto, Ontario and Québec City, Québec. We continue to leverage our unique programming assets, such as our exclusive broadcasting agreement with the National Hockey League (“NHL”) and our NHL Home Ice channel.

Our target market in Canada includes more than 25 million registered vehicles on the road, an estimated 1.55 million new vehicles forecasted to be sold in calendar year 2010 and more than 12 million households. We are the leader in digital audio entertainment distribution and information delivered via satellite to new vehicles sold in Canada. XM service is available as standard equipment or as a factory-installed option in more than 150 different vehicles for model year 2010, including: General Motors, Honda/Acura, Toyota/Lexus, Nissan/Infiniti, Hyundai and Porsche. XM radios are available under  Pioneer, Audiovox and other brand names at national consumer electronics retailers such as Best Buy, Future Shop, Canadian Tire, WalMart Canada and other national and regional retailers.

The Company is focused on mitigating losses in the short-term while achieving positive operating income as quickly as possible by maximizing our revenues through subscriptions, advertising and other ancillary opportunities as well as maintaining effective cost controls, managing subscriber acquisition costs and by creating a long-term customer base through quality service. We believe that a premium service will attract a premium customer.

Highlights for the Year and Fourth Quarter of 2010

The following are highlights for the three months ended August 31, 2010 (compared to the three months ended August 31, 2009):

•	Increased revenue by 8.2% to $14.9 million from $13.7 million.

•	Cost Per Gross Addition (“CPGA”) decreased to $90 from $95 per subscriber.

•	Adjusted Operating Profit (Loss) improved $2.4 million to ($0.7 million) in 2010 from ($3.1 million) in 2009.

•	A 174.1% improvement in Pre-Marketing Adjusted Operating Profit of $3.8 million in 2010 from $1.4 million in 2009.

•	Deferred Revenue increased by $3.1 million for the quarter.

The following are highlights from the year ended August 31, 2010

•	Increased Self-Paying Subscribers by 13.5% to 432,200 from 380,900.

•	Increased revenue by 7.9% to $56.6 million from $52.5 million.

•	Cost Per Gross Addition (“CPGA”) decreased to $98 from $125 per subscriber.

•	Subscriber Acquisition Costs (“SAC”) decreased to $50 from $64 per subscriber.

•	Adjusted Operating Profit (Loss) improved to ($7.9 million) in 2010 from ($14.5 million) in 2009. This represents an improvement of $6.6 million;

•	A 22.1% improvement in Pre-Marketing Adjusted Operating Profit of $9.3 million in 2010 from $7.6 million in 2009.

•	Deferred Revenue increased by $6.9 million for the year.

U.S. Satellite Radio

In 2008 XM Satellite Radio Holdings Inc. (now, XM Satellite Radio Inc.(1)) (“XM”) and Sirius Satellite Radio Inc. completed a business combination to form Sirius XM Radio Inc. (“Sirius XM”) in the United States.  The Company continues to review possible similar alternatives, which could benefit our shareholders and customers.

We rely on XM, which is now being operated as a wholly-owned subsidiary of Sirius XM, for the provision of our satellite radio service.  We are a standalone Canadian corporation and do not share Sirius XM’s financial liabilities, however, our success will depend on Sirius XM’s continued co-operation in providing programming content, satellite network and underlying technology.

____________

(1)	As of April 14, 2010, XM Satellite Radio Holdings Inc. merged with and into XM Satellite Radio Inc.

Operating Definitions

(a)
Adjusted Operating Profit (Loss): defined as operating profit (loss) adjusted for amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability. We believe that Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business.  While amortization and stock-based compensation are considered operating costs under GAAP, these expenses primarily represent the current period allocation of non-cash costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by the parent company are non-cash costs related to the license application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies. Adjusted Operating Profit (Loss) does not purport to represent operating profit (loss) or cash flow from operating activities, as those terms are defined under GAAP, and should not be considered as an alternative to those measurements as an indicator of our performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit.

(b)
Average Monthly Subscription Revenue Per Subscriber (ARPU): derived from the total of earned subscription revenue (net of promotions and rebates) and the Music Royalty Fee, divided by the monthly weighted average number of Self-Paying Subscribers for the period reported.  ARPU is a measure of operational performance and not a measure of financial performance under GAAP.  We believe ARPU is a useful measure of our operating performance and is a significant basis used by management to measure the operating performance of our business. This non-GAAP measure, which uses certain revenue line items from our Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. ARPU may fluctuate based on promotions, changes in our subscription rates, as well as the adoption rate of annual and multi-year prepayment plans, multi-radio discount plans (such as the family plan), commercial plans and premium services.

(c)
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

(d)	OEM Promotional Subscribers:

(i)	subscribers in the automotive original equipment manufacturer (“OEM”) trial period (generally a three-month period) where none of the trial is paid for by automakers; and

(ii)
all subscribers in the OEM post-trial period. The OEM post-trial period is the three-month period following the OEM trial period where we continue to attempt to convert OEM Promotional Subscribers into Self-Paying Subscribers.

(e)	Other Paying Subscribers:

(i)	subscribers currently in an OEM trial period and vehicles factory-activated with the XM service, whereby automakers have agreed to pay for all or a portion of the trial period service; and

(ii)
subscribers who are accessing a portion of our programming through other subscription services that we are partnered with such as wireless (“Partnership Subscribers”). With respect to Partnership Subscribers, in exchange for providing the programming, we receive a portion of the monthly revenue collected by our partners, on a per subscriber basis.

Other Paying Subscribers, including Partnership Subscribers, OEM Promotional Subscribers and Rental Car Subscribers are not included in our reporting of Subscription Revenue, ARPU, CPGA and SAC (defined below).  Revenue generated from Other Paying Subscribers contributes to other revenue in our results from operations.

(f)
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

	Fiscal Year 2010
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit
Profit (loss) before the undernoted	(7,820)	(9,861)	(9,951)	(7,084)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	6,002	6,367	6,189	6,206
Stock-based compensation	745	571	547	225
Costs paid by parent company	66	67	(133)	0

Adjusted Operating Profit (Loss)	(1,007)	(2,856)	(3,348)	(653)
Add total marketing	3,660	4,535	4,515	4,448
Pre-Marketing Adjusted Operating Profit	2,653	1,679	1,167	3,795

	Fiscal Year 2009 ( Restated)
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit
Profit (loss) before the undernoted	(9,607)	(12,232)	(10,003)	(9,949)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	6,085	6,134	6,157	6,167
Stock-based compensation	690	611	597	593
Costs paid by parent company	60	61	63	64

Adjusted Operating Profit (Loss)	(2,772)	(5,426)	(3,186)	(3,125)
Add total marketing	5,731	6,262	5,616	4,510
Pre-Marketing Adjusted Operating Profit	2,959	836	2,430	1,385

Note: Comparative quarterly results for 2009 have been restated to reflect the Company’s adoption of CICA 3064.

	Fiscal Year 2008 (Restated)
($000’s)	Q1	Q2	Q3	Q4
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit(Loss)
Profit (Loss) before the undernoted	(17,214)	(15,449)	(13,515)	(10,529)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	5,943	5,974	6,007	6,044
Stock-based compensation	1,072	770	763	783
Costs paid by parent company	54	56	57	58

Adjusted Operating Profit (Loss)	(10,145)	(8,649)	(6,688)	(3,644)
Add total marketing	7,039	7,426	5,827	6,114
Pre-Marketing Adjusted Operating Profit (Loss)	(3,106)	(1,223)	(861)	2,470

	12 Months Ended August 31,
($000’s)	2010	2009	2008
Reconciliation of profit (loss) before the undernoted to Adjusted Operating Profit (Loss)		RESTATED	RESTATED
Profit (Loss) before the undernoted	(34,717)	(41,791)	(56,708)
Add back non-Adjusted Operating Profit (Loss) items included in loss
Amortization	24,764	24,543	23,968
Stock-based Compensation	2,088	2,492	3,388
Costs paid by parent company	0	248	225

Adjusted Operating Profit (Loss)	(7,865)	(14,508)	(29,127)
Add total marketing	17,159	22,119	26,406
Pre-Marketing Adjusted Operating Profit.(Loss)	9,294	7,611	(2,721)

Note: Comparative results for 2008 and 2009 have been restated to reflect the Company’s adoption of CICA 3064.

(g)	Rental Car Subscriber: rental cars installed with XM satellite radio service for which the Company receives compensation.

(h)
Self-Paying Subscribers: subscribers who are receiving and have paid or agreed to pay for our satellite radio service or our standalone internet radio or mobile radio service by credit card, prepaid card or invoice. Radio receivers that are revenue generating are counted individually as Self-Paying Subscribers.  Subscribers who have paid or agreed to pay for our internet radio or mobile radio service as an addition to their existing satellite radio service are counted as a single subscriber.

(i)
Subscriber Acquisition Costs (SAC): includes subsidies and distribution costs and net costs related to equipment sold directly to the consumer. Subscriber acquisition costs are divided by Self-Paying Subscriber gross additions for the period to calculate SAC. SAC is a measure of operational performance and not a measure of financial performance under generally accepted accounting principles. Management believes SAC is a useful measure of the operating performance of the business. This non-GAAP measure, which uses certain expense line items from our Statement of Operations and Deficit, should be used in addition to, but not as a substitute for, the analysis provided in the Consolidated Statement of Operations and Deficit. In our financial statements, most of our subscriber acquisition costs are captured in marketing.

(j)
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

	Fourth Quarter		Full Year
	2010	2009	F2010	F2009
		RESTATED		RESTATED

Revenue
Subscription	$14,267,087	$13,076,715	$54,064,690	$49,132,610
Activation	198,753	242,851	863,014	1,045,181
Equipment sales	149,241	183,863	650,223	739,950
Advertising & other revenue	247,394	237,196	1,033,901	1,535,163
Total revenue	14,862,475	13,740,625	56,611,828	52,452,904

Operating expenses
Cost of revenue
Revenue share & royalties	4,799,078	4,411,206	18,178,009	14,148,435
Customer care & billing operations	936,137	874,909	4,276,773	3,844,738
Cost of merchandise	263,416	375,903	1,267,204	1,648,479
Broadcast & operations	407,122	533,932	1,541,740	2,047,402
Programming & content	835,719	1,021,377	6,946,754	8,056,308
Total cost of revenue	7,241,472	7,217,327	32,210,480	29,745,362

Reversal of CRTC Part II license fee	-	-	(1,186,832)
General & administrative	3,752,626	3,602,433	15,837,561	15,451,763
Loss on disposal of property & equipment	72,703	1,600,516	456,377	1,685,164
Modification of service provider contract	-	-	-	(1,792,256)
Stock-based compensation	225,418	593,178	2,088,328	2,491,620

Marketing
Support	875,293	854,899	3,366,600	3,542,376
Subsidies & distribution	2,773,747	1,606,639	7,029,381	9,289,921
Advertising & marketing	799,286	2,048,352	6,762,776	9,287,170
Total marketing	4,448,326	4,509,890	17,158,757	22,119,467

Amortization	6,205,828	6,166,730	24,764,414	24,543,065
Total operating expenses	21,946,373	23,690,074	91,329,085	94,244,185

Loss before the undernoted	(7,083,898)	(9,949,449)	(34,717,257)	(41,791,281)
Interest income	7,259	19,194	47,702	390,678
Interest expense	(4,863,582)	(4,450,254)	(19,703,051)	(19,892,095)
Revaluation of derivative	(196,473)		(196,473)
Gain on debt repurchase	-		7,076,232	22,800,192
Foreign exchange gain (loss)	(1,669,789)	(70,845)	2,757,319	(4,555,694)
Net income (loss) and comprehensive income ( loss) for the period	(13,806,483)	(14,451,354)	(44,735,528)	(43,048,200)

Revenue increased 5% in the fourth quarter of 2010 compared to the third quarter of 2010 and grew by 8.2% compared to the fourth quarter of 2009. The year-over-year increase was driven by growth in our Paying Subscribers offset by a decline in ARPU.

The following is a summary of quarterly results for past fiscal quarters.

	Fiscal Quarter
In thousands except per share amounts	Q1’10	Q2’10	Q3’10	Q4’ 10

Total revenue	$13,672	$13,932	$14,145	$14,862
Net loss	(1,667)	(14,167)	(15,095)	(13,806)
Net loss per basic and fully diluted share	(0.03)	(0.28)	(0.29)	(0.27)

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘09	Q2’09	Q3’09	Q4’09
	Restated	Restated	Restated	Restated
Total revenue	$12,457	$12,780	$13,476	$13,741
Net income (loss)	(31,695)	(21,016)	24,114	(14,451)
Net income (loss) per basic share	(0.66)	(0.43)	0.49	(0.27)
Net income (loss) per fully diluted share	(0.66)	(0.43)	0.48	(0.27)

	Fiscal Quarter
In thousands except per share amounts	Q1 ‘08	Q2 ‘08	Q3 ‘08	Q4 ‘08
	Restated	Restated	Restated	Restated

Total revenue	$8,146	$9,196	$10,336	$11,780
Net loss	(16,341)	(17,952)	(18,973)	(21,794)
Net loss per basic and fully diluted share	(0.34)	(0.37)	(0.39)	(0.45)

Results of Operations

The following table is a summary of the key financial and operating metrics that the Company uses to help measure the success of operations. Please refer to the previous section Operating Definitions for an overview of the metrics noted below.

	Fourth Quarter Ended		Third Quarter Ended
		Restated		Restated
	Aug 31, 2010	Aug 31, 2009	May 31, 2010	May 31, 2009
Financial Metrics ($000s)
Revenue	14,862	13,741	14,145	13,476
Adjusted Operating Profit (Loss)	(653)	(3,125)	(3,348)	(3,186)

Operating Metrics
Total Subscribers	589,700	515,800	562,900	497,800
Self-Paying Subscribers	432,200	380,900	414,500	363,400
ARPU	$11.28	$11.74	$11.18	$11.97
SAC	$69	$43	$52	$77
CPGA	$90	$95	$112	$140

Subscribers

As at August 31, 2010, we had total subscribers of 589,700, representing 511,200 Paying Subscribers and 78,500 OEM Promotional Subscribers. Included in the 511,200 Paying Subscribers, which are the primary source of the Company’s revenue, is 432,200 Self-Paying Subscribers and 79,000 Other Paying Subscribers. Total Self-Paying Subscribers increased 13% versus the fourth quarter of 2009, driven largely by growth in OEM gross additions. Other Paying Subscribers increased 9% versus the fourth quarter of 2009 due to a 40% increase in customers on trial subscriptions offset by a 31% decline in wireless subscribers. The Company continues to optimize its wireless business in order to maximize profitability while attempting to increase consumer awareness. During the year, the Company and Avis Canada elected to terminate their partnership and consequently the rental units have been removed from the Company’s total subscriber count.

ARPU

ARPU was $11.28 and $11.74 for the fourth quarters of 2010 and 2009, respectively. ARPU declined in the fourth quarter of 2010 compared to the fourth quarter of 2009 due primarily to:

(i)	an increase in automotive Self-Paying Subscribers which have a lower ARPU;

(ii)	an increase in subscribers committing to multi-year plans as a result of promotional discounts;

(iii)	discounts offered to increase retention as a result of the current economic conditions.

ARPU is below the basic service price due to promotions offered to new OEM Self-Paying Subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit. As the Company continues to grow the business it is anticipated that ARPU may fluctuate due to multi-year plans and promotional discounts offered to attract and retain its Self-Paying Subscriber base. The Company saw a modest increase in ARPU from $11.18 in Q3 2010 to $11.28 in Q4 2010 and expects that ARPU will continue to improve as a result of the Music Royalty Fee, which was introduced in May 2010 as well as other initiatives currently being employed.

Deferred Revenue (Short-Term and Long-Term) on Balance Sheet

($ millions)

The amount of deferred revenue on the Company’s balance sheet includes cash received on the purchase of service plans and activation fees, which are amortized over 40 months. The majority of the balance is from the prepayment of service plans. Discounted service plans to incent long-term prepayment are a contributing factor towards achieving positive working capital for the future.

The short-term and long-term deferred revenue balance on the Company’s balance sheet increased by $3.1 million during the quarter and has increased by $6.9 million over the past 12 months. This increase is attributable to: (i) an increase in the number of months that customers typically prepay for service; and (ii) the Company’s growing subscriber base. The Company expects this trend in deferred revenue to continue, however, the pace of growth ultimately depends on the pace of Self-Paying Subscriber growth as well as how aggressively the Company attempts to migrate customers to longer-term plans.

Revenue

Revenue includes Subscription Revenue (including Music Royalty Fees), activation fees, sale of merchandise through direct fulfillment channels, advertising revenue from Canadian-produced channels and other revenue from partnership subscribers.

($ millions)

•
Fourth Quarter: Revenue increased by $1.2 million, or 8.2%, to $14.9 million from $13.7 million for the fourth quarters of 2010 and 2009, respectively. The increase was attributable to the Company’s growing subscriber base.

•
Year-to-date:  On a year-to-date basis, revenue increased by $4.2 million, or 8%, to $56.6 million in 2010 from $52.5 million in 2009. The increase was attributable to the Company’s growing subscriber base.

Cost of Revenue

Cost of revenue remained relatively unchanged at $7.2 million in the fourth quarter, on a year-over-year basis. Cost of revenue increased by $2.5 million, or 8%, to $32.2 million in 2010 from $29.7 million in 2009.  Cost of revenue is comprised of the following:

Revenue share & royalties - Revenue share & royalties includes Canadian Radio-television Telecommunications Commission (“CRTC”) fees, Canadian talent development fees, performance rights obligations to composers, artists, and copyright owners for public performances of their creative works broadcast on the Company’s satellite radio service, residual commissions paid to distribution partners and fees paid to Sirius XM, including a 15% monthly royalty on all subscriber revenue.

•
Fourth quarter: Revenue share & royalties increased by $0.4 million, or 9%, to $4.8 million from $4.4 million for the fourth quarters of 2010 and 2009, respectively. Revenue share & royalties increased in the fourth quarter of 2010 compared to the fourth quarter of 2009 due to (i) increased payments to an automotive partner; and (ii) the elimination of the discount on performance royalties in calendar year 2010 compared to calendar year 2009.

•
Year-to-date: On a year-to-date basis, revenue share & royalties increased by $4.1 million, or 29%, to $18.2 million in 2010 from $14.1 million in 2009 due to increased payments to an automotive partner and the elimination of the discount on performance royalties in calendar year 2010 compared to calendar year 2009.The elimination of the discount on performance royalties has resulted in an increase in revenue share & royalties as a percentage of subscription revenues. On a quarterly basis, the Company does not anticipate any significant changes in revenue share and royalties as a percentage of subscription revenues going forward.

Reversal of Part II License Fees - On October 7, 2009, it was announced that an agreement was reached between the Government of Canada and members of the broadcasting industry concerning the CRTC Part II License Fees for years 2006, 2007, 2008 and 2009. As a result of this settlement, fees that came due on November 30 2007, 2008 and 2009 have effectively been waived and the Government recommended that the CRTC develop a new forward-looking fee regime. The Company will be required to pay a fee in the future as a new Part II License Fee structure will be implemented with a fee capped on an industry-wide basis.

As at August 31, 2009, the Company had accrued $1.2 million in current liabilities representing unpaid Part II License Fees. This amount was credited to the Statement of Operations and Deficit during the quarter ended November 30, 2009.The Company has accrued the expected costs for the revised CRTC Part II License Fee for the year ended August 31, 2010 and the related expense is included in cost of revenue.

Customer care &billing operations - Customer care & billing operations consist primarily of personnel and related costs associated with the ongoing operations of a call centre to activate and invoice satellite radio subscribers. The Company operates onshore and offshore customer support centers through third party vendors and the objective is to continue to find the optimum blend of on and offshore volume allocation in order to maximize cost efficiencies. The Company has reduced costs in this area and will continue to seek further cost reduction opportunities.

•	The average cost of customer care & billing operations per Self-Paying Subscriber decreased by $0.05, or 6%, to $0.73 from $0.78 for the fourth quarters of 2010 and 2009, respectively.

•
Fourth quarter: Customer care & billing operations costs remained relatively flat at $0.9 million for the fourth quarters of 2010 and 2009. Customer care & billing operations costs are primarily driven by the volume derived from the Company’s growing subscriber base.

•
Year-to-date: Customer care & billing operations costs increased by $0.4 million, or 11%, to $4.3 million in 2010 from $3.8 million in 2009. While these costs are driven by the volume derived from our growing subscriber base, there were a number of initiatives that muted the costs increase compared to the same period in the prior year. The most significant initiatives were: cost reductions due to synergies with Data Audio-Visual Enterprises Wireless Inc. (operating as Mobilicity Inc.) as the Company is reimbursed for work performed on Mobilicity’s behalf; and improved pricing with a third party service provider. The Company’s Executive Chairman is the Chairman and controlling shareholder of Mobilicity.

Customer Care & Billing Operations per Self-Paying Subscriber

Cost of merchandise - The Company sells merchandise under normal business terms directly to employees, friends and family, existing subscribers who purchase additional radios, and to commercial accounts through our direct fulfillment channel.  Cost of merchandise consists primarily of the cost of radios and accessories and related fulfillment costs associated with the direct sale of this merchandise.

•
Fourth quarter: Cost of merchandise decreased by $0.1 million, or 30%, to $0.3 million from $0.4 million for the fourth quarters of 2010 and 2009, respectively. These costs are primarily driven by the volume and levels of discounts on radio sales, which are mostly affected by promotional programs and commercial accounts. Cost of merchandise decreased during the current period compared to the same period in the prior year due to lower sales volume, a shift in product mix and efficiencies realized through our distribution channel.

•
Year-to-date: On a year-to-date basis, cost of merchandise decreased by $0.4 million or 23%, to $1.3 million in 2010 from $1.6 million in 2009. Cost of merchandise decreased during the current period compared to the same period in the prior year due to lower sales volume, a shift in product mix and cost efficiencies realized in our distribution channel.

Broadcast & operations - Broadcast & operations includes costs associated with operating our terrestrial repeater network, the management and maintenance of systems and facilities as well as information technology expense related to the Company’s studios.  Specifically, broadcast expenses include costs associated with the management and maintenance of the systems, software, hardware, production and performance studios used in the creation and distribution of Canadian-produced channels.  Operations expenses include operating costs of facilities and terrestrial repeater network and information technology expenses related to the broadcast facilities.

•
Fourth quarter: Broadcast & operations expenses decreased by $0.1 million, or 24%, to $0.4 million from $0.5 million for the fourth quarters of 2010 and 2009, respectively. The decrease in broadcast & operations expenses is primarily driven by a reduction in the number of repeaters from 68 to 60 and reduced maintenance costs. The company reduced the number of repeaters in order to streamline costs without impacting the customer experience. The average cost of broadcast & operations per Self-Paying Subscriber decreased by $0.16, or 33%, to $0.32 from $0.48 for the fourth quarters of 2010 and 2009, respectively. The Company expects the average cost of broadcast & operations per Self-Paying Subscriber to continue to decrease as these costs do not increase proportionally to the growth in the subscriber base.

•
Year-to-date:  On a year-to-date basis, broadcast & operations expense decreased by $0.5 million or 25%, to $1.5 million in 2010 from $2.0 million in 2009. The Company will continue to look for ways to optimize maintenance costs for its terrestrial repeater network going forward.

Broadcast & Operations per Self-Paying Subscriber

Programming & content - Programming & content expenses include the creative, production and licensing costs for live NHL programming associated with the Company’s Canadian-produced channels, which includes third party content acquisition that are driven by programming initiatives.  The Company views programming & content as a cost of attracting and retaining subscribers. The NHL License Agreement was launched on XM in November 2005 and is amortized over the NHL season, which runs for a nine month period beginning in October of each year.

•
Fourth quarter: Programming & content expenses decreased by $0.2 million or 18%, to $0.8 million in 2010 from $1.0 million in 2009. The decrease in programming costs is a result of lower recognized NHL costs during the period.

•
Year-to-date: On a year-to-date basis, programming & content expenses decreased by $1.1 million or 14%, to $6.9 million in 2010 from $8.1 million in 2009. The decrease in programming costs is a result of lower recognized NHL costs during the period.

Marketing- Marketing expenses decreased by $0.1 million, or 1%, to $4.4 million from $4.5 million for the fourth quarters of 2010 and 2009, respectively. The decrease in marketing expenses is due in part to lower retail subsidies & distribution costs as a result of lower cost aftermarket receivers, a decline in the sales volume of aftermarket receivers and the Company’s shift in gross additions from retail to the automotive channel. Marketing costs consist of the direct cost to acquire a subscriber, including subsidies to drive hardware price points and distribution commissions, as well as discretionary costs consisting of advertising and brand development and promotion of our service.

Marketing support - Marketing support includes staffing directly associated with selling radio receivers through our distribution channels, converting OEM trial customers into Self-Paying Subscribers, and marketing the XM brand.

•	Fourth quarter: Marketing support costs remained flat at $0.9 million on a year-over-year basis.

•
Year-to-date: On a year-to-date basis, marketing support costs decreased by $0.2 million or 5%, to $3.4 million in 2010 from $3.5 million in 2009. The decrease in marketing support costs is a result of lower compensation costs due to reduced staffing levels.

Subsidies & distribution - These direct costs include the subsidization of radios, commissions paid with respect to the sale and activation of radios, and certain promotional costs.

•
Fourth quarter: Subsidies & distribution costs increased by $1.2 million, or 73%, to $2.8 million from $1.6 million for the fourth quarters of 2010 and 2009, respectively. Subsidies & distribution expenses increased primarily due to $0.7 million of additional charges taken during the quarter as the Company and one of its automotive partners revisited the definition of subscriber counts for the purposes of subsidy payments which the two companies are currently in discussion regarding the definition change. The Company has taken a conservative approach in an increased subscriber count for the purposes of calculating the subsidy payments representing a $0.7 million charge.  Subsidies & distribution expenses also increased due to higher gross additions in the OEM channel during the quarter compared to the same period prior year offset by lower cost and sales of aftermarket receivers sold through the retail have lower and direct channels resulting from lower additions in the period compared to the prior year. The lower cost of aftermarket receivers is due to the change in product mix as newer products subsidies and distribution costs

•
Year-to-date: On a year-to-date basis subsidies & distribution costs decreased by $2.3 million, or 24%, to $7.0 million in 2010 from $9.3 million in 2009. Subsidies & distribution expenses decreased due to lower cost aftermarket receivers at retail resulting from lower additions in the period compared to the prior year. Lower cost of aftermarket receivers is due to the change in product mix as newer products have lower subsidies and distribution costs. Although overall subsidies & distribution expenses decreased year-over-year, these expenses increased for the OEM channel as a result of higher volumes in 2010 compared to 2009.

SAC

Per Subscriber Acquisition Costs - SAC was $69 and $43 for the fourth quarters of 2010 and 2009, respectively.  The increase in SAC is attributable to higher subscriber additions in the OEM channel offset by lower cost aftermarket receivers.

Advertising & marketing - The Company achieves success in these areas through coordinated marketing campaigns that include retail advertising through various media, co-operative advertising with distribution partners, sponsorships, and ongoing market research. These costs fluctuate based on the timing of these activities.

•
Fourth quarter: Advertising & marketing decreased by $1.2 million or 61% to $0.8 million in the fourth quarter of 2010 from $2.0 million in the comparable quarter in 2009 as the Company has shifted its strategy from retail to the automotive channel, where the focus is on targeted spending rather than spending on general brand awareness. During the quarter the Company entered into an agreement with an automotive supplier to convert approximately   $0.6 million of marketing commitment to future installation commission. These amounts have been recorded as prepaid expenses and are to be incurred as subsidies & distribution costs in fiscal year 2011 and beyond.

•
Year-to-date:  On a year-to-date basis, advertising & marketing decreased by $2.5 million, or 27%, to $6.8 million in 2010 from $9.3 million in 2009. Advertising & marketing decreased due to lower spend across all acquisition channels compared to the same period in the prior year as the Company continues to target areas that it believes yield the highest return on investment. During the quarter the Company entered into an agreement with an automotive supplier to defer approximately $0.6 million of marketing costs to future periods. These amounts have been recorded as prepaid expenses and are to be incurred as subsidies & distribution costs in fiscal year 2011 and beyond.

CPGA

Cost Per Gross Addition - CPGA was $90 and $95 for the fourth quarters of 2010 and 2009, respectively. CPGA was $98 and $125 for the year ended August 31, 2010 and 2009, respectively. CPGA declined year-over-year as a result of lower advertising and marketing costs as well as lower direct costs to acquire a subscriber. While the Company expects that it will be able to continue to maintain a CPGA in the range of $100-$110 on an annual basis as it grows its subscriber base through cost efficient distribution channels, its ultimate success depends on its ability to continue to drive gross subscriber additions during these challenging economic times.

General & Administrative Expenses

General & administrative- General & administrative expenses primarily include compensation, IT support and processing costs as well as other expenses which include public company costs, office occupancy expenses and other corporate expenses.

•
Fourth quarter: General & administrative expenses increased by $0.2 million or 4% to $3.8 million in 2010 from $3.6 million in 2009. The increase in general & administrative expenses is due to the following:

•
IT support and processing costs increased by $0.3 million, to $1.2 million from $0.9 million for the fourth quarters of 2010 and 2009, respectively. IT support and processing costs increased year-over-year due to higher data processing and communications costs.

•
Other expenses increased by $0.2 million, to $1.6 million from $1.4 million for the fourth quarters of 2010 and 2009, respectively, due to a charge of $0.6 million booked in the quarter for the settlement of workforce reductions related to fiscal year 2007.

•	Compensation decreased slightly to $1.0 million in 2010 from $1.2 million in 2009 due to lower headcount compared to prior period.

•	Year-to-date: On a year-to-date basis, general & administrative expenses increased by $0.3 million or 3%, to $15.8 million in 2010 from $15.5 million in 2009.

•
IT support and processing costs increased by $0.7 million to $5.4 million in 2010 from $4.7 million in 2009. The increase is due to a one-time PST payment as well as higher costs associated with a third-party service provider.

•
Other expenses decreased by $0.2 million to $6.3 million in 2010 from $6.5 million in 2009. This decrease in other expenses is mainly due to lower general corporate expenses in the current year compared to the prior year offset by higher capital taxes and charges related to write-off of leaseholds related to its Toronto studio.

•	Compensation decreased by $0.2 million to $4.0 million in 2010 from $4.2 million in 2009 due to lower headcount versus prior year.

The average cost of general & administrative expenses per Self-Paying Subscriber decreased by $0.29, or 9%, to $2.94 from $3.23 for the fourth quarters of 2010 and 2009, respectively. This decrease is due to a larger average subscriber base during the current period compared to the prior period.  The Company expects the average general & administrative expense per Self-Paying Subscriber to continue to trend downwards as its subscriber base increases since it does not anticipate any significant increase in general & administrative expenses in the near future.

General & Administrative Expenses per Self-Paying Subscriber

Modification of a Service Provider Contract

This is comprised of a one-time accounting gain of $1.8 million that occurred in the first quarter of 2009, and is associated with the change in terms of a contract with one of our service providers.

Stock-based Compensation

Stock-based compensation expenses are related to the issuance of stock options.

•
Fourth quarter: Stock-based compensation expenses decreased by $0.4 million to $0.2 million in 2010 from $0.6 million in 2009 due to lower value of options granted. No stock options were granted during the fourth quarter of 2010.

Year-to-date:  On a year-to date basis, stock-based compensation expenses decreased by $0.4 million to $2.1 million in 2010 from $2.5 million in 2009 due to lower value of options granted. On a year-to-date basis 0.6 million stock options were granted.

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

•
Fourth quarter: Adjusted Operating Profit (Loss) improved significantly from ($3.1 million) in 2009 to ($0.7 million) in 2010.  AOL improved as a result of higher revenue and the absence of significant write-offs of property plant and equipment offset by higher general & administrative expenses higher this quarter.

•
Year-to-date:  On a year-to-date basis, Adjusted Operating Profit (Loss) improved $6.6 million to a loss of ($7.9 million) in 2010 from a loss of ($14.5 million) in 2009.  The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by a $4.2 million increase in revenue, a $5.0 million decrease in marketing spend, a $1.2 million reversal in respect of CRTC Part II fees during period offset by a $1.8 million credit taken due to a modification of a service provider contract in the same period in the prior year as well as higher cost of revenue and general & administrative costs in the current period.

As we continue to grow our revenue and manage programming, general & administrative and marketing expenses, we expect Adjusted Operating Profit (Loss) to continue to improve on an annual basis.

Pre-Marketing Adjusted Operating Profit (Loss)

($ millions)

Pre-Marketing Adjusted Operating Profit (Loss) -We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.  To calculate Pre-Marketing Adjusting Operating Profit (Loss), marketing spend is added back to Adjusted Operating Profit. A more detailed definition and calculation of Pre-Marketing Adjusted Operating Profit (Loss) is provided in the Operating Definitions section.

•
Fourth quarter: Pre-Marketing Adjusted Operating Profit improved $2.4 million to $3.8 million from $1.4 million for the fourth quarters of 2010 and 2009, respectively.  Pre-Marketing Adjusted Operating Profit increased compared to the same period in the prior year due to a $1.1 million revenue improvement and the absence of   significant losses ($0.1 million in 2010 vs. $1.6 million in 2009) due to disposal of property and equipment in 2010 compared to 2009. This quarter is the ninth consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve on an annual basis.

Year-to-date:  Pre-Marketing Adjusted Operating Profit improved by $1.7 million to $9.3 million in 2010 from $7.6 million in 2009.Pre-Marketing Adjusted Operating Profit increased compared to the same period prior year due primarily to a $4.2 million improvement in revenue, and $1.2 million reduction in loss on disposal of property & equipment in 2010 compared to 2009 offset by a $2.5 million increase in cost of revenue compared to the prior year.

Net Non-Operating Expenses

Interest Expense - Interest expense includes costs associated with the Company’s US$69.8 million senior notes (senior notes), $20 million unsecured subordinated convertible notes (convertible notes), and other interest bearing obligations including the XM credit facility and subordinated notes.    The Company will continue to evaluate opportunities to repurchase debt in order to further reduce interest expense and improve its long-term liquidity position while managing balances drawn on the XM credit facility.

•
Fourth quarter: Interest expense increased by $0.4 million to $4.9 million from $4.5 million for the fourth quarters of 2010 and 2009, respectively. The increase in interest expense is due primarily to the higher balance drawn on the XM credit facility compared to the same period in the prior year and additional interest expense as a result of promissory notes II issued during the past year, offset by lower interest on the senior notes as a result of the repurchase of US$9.0 million in senior notes in the first quarter of fiscal 2010.

•
Year-to-date: On a year-to-date basis, interest expense decreased by $0.2 million to $19.7 million in 2010 from $19.9 million in 2009. The decrease in interest expense is a result of lower debt levels as a result of the Company’s repurchase of approximately US$30 million of its senior notes during the past two years offset by an adjustment of $1.4 million for a revision in the estimated timing of expected cash outflows associated with the Company’s senior notes. Interest expense also increased due to the higher balance drawn on the XM credit facility compared to the same period prior year and additional interest expense as a result of promissory notes I and II issued during the past two years, offset by lower interest on the senior notes as a result of the repurchase of US$9.0 million in senior notes in the first quarter of fiscal 2010.

Interest Income: Interest income includes income from our cash balances and restricted investments.

•	Fourth quarter: Interest income was $0.0 in the fourth quarters of 2010 and 2009.

•
Year-to-date:  On a year-to-date basis, interest income was nil in the 2010 compared to $0.4 million in 2009, a decline of $0.4 million. The decrease in interest income is due to the reduction in the Company’s cash and cash equivalents and restricted investments during the period.

Foreign Exchange Gains (Losses): Includes losses or gains associated with the Company’s senior notes and some cash balances, which are denominated in US dollars.

•
Fourth quarter: The Company recognized a foreign exchange loss of $1.7 million in the fourth quarter of 2010 compared to a loss of $0.1 million in the fourth quarter of 2009 as the decline in the Canadian dollar compared to the US dollar was more pronounced in the fourth quarter of 2010 compared to same period in 2009.

•
Year-to-date: The Company recognized a foreign exchange gain of $2.8 million in 2010 versus a loss of $4.6 million in 2009 due to the weakening of the Canadian dollar compared to the US dollar in 2009 and a strengthening of the Canadian dollar to the US dollar in 2010.

Gain on Debt Repurchase: During the first fiscal quarter of 2010, the Company repurchased US$9.0 million of senior notes. In exchange for these notes, the Company paid US$1.1 million in cash and issued promissory notes with a face value of US$2.1 million. This transaction resulted in a non-cash gain of $7.1 million during the first fiscal quarter of 2010. During fiscal 2009, the Company repurchased US$21.2 million of senior notes. In exchange for these notes, the Company paid US$1.7 million in cash and issued promissory notes with a face value of US$2.8 million. The Company estimated the fair value of the promissory notes to be US$0.8 million, which resulted in a net gain of $22.8 million in 2009.

Liquidity and Capital Resources

Change in Cash and Cash Equivalents and Restricted Investments

Change in cash and cash equivalents

($ in millions)

As at August 31, 2010, the Company had total cash and cash equivalents of $5.7 million and investments secured for a letter of credit of $4.0 million totaling $9.7 million. Cash and cash equivalents increased by $0.2 million in the fourth quarter of 2010 compared to the third quarter of 2010. This increase is due primarily to an increase in deferred revenue and accounts payable and accrued liabilities during the period.

At August 31, 2010 the Company had financial assets of $12.7 million comprised of cash, cash equivalents, restricted investments and accounts receivables. Of the $12.7 million, $4.0 million relates to a restricted investment which supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor. As at August 31, 2010, the Company’s current financial liabilities to be settled in unrestricted cash or financial assets are $25.7 million (August 2009 - $23.3 million) and the current unrestricted financial assets are $8.7 million (August 2009 - $15.7 million).  Accounts receivable of $3.0 million is composed primarily of receivables from customers or subscriber receivables and receivables from our partners or nonsubscriber receivables. During the normal course of business the Company continually reviews its subscriber receivables.  Throughout the year, accounts payable and accrued liabilities may fluctuate as the Company effectively manages its working capital. Accounts payable and accrued liabilities increased by $2.2 million from $23.1 million as at August 31, 2009 to $25.3 million as at August 31, 2010. The increase is due primarily to amounts owing to automotive suppliers.

During the quarter ended August 31, 2010 the Company generated cash in operating activities of $0.9 million compared to using cash of $0.5 million for the three months ended August 31, 2009.  The Company expects cash flow from operating activities excluding the use of the XM Credit Facility to continue to be negative in the short term as the Company incurs expenses to maintain and grow its subscriber base.  However, the Company expects to achieve positive cash flow from operating activities excluding the use of the XM Credit Facility on a consistent basis within the next 18 months although there are uncertainties regarding these projections. We also have required contractual payments relating to payments for intangible assets that are included in investing activities. It should be noted that the prevailing economic conditions may also affect the Company’s ability to continue to generate significant revenue growth or maintain current levels of revenue.  While the automobile industry experienced lower sales in 2009 compared to 2008, sales rebounded in 2010 to exceed 2009 levels. In addition, some of the Company’s customers may choose not to renew their subscriptions although the Company has experienced a decrease in customer attrition rates during the last two fiscal quarters. While some of the Company’s costs are variable based on the revenue generated, a significant portion of costs are fixed and some cannot be reduced quickly.   Some of these factors are beyond the Company’s control and may impact its future cash flow from operating activities.  The credit markets also continue to be constrained, raising concern about available funding for a number of companies, including Canadian Satellite Radio.  These factors may have an impact on the Company’s liquidity and the Company may need to seek additional equity or debt financing. There is no assurance that the Company would be successful in raising additional financing sufficient to provide the liquidity needed.

The Company monitors its liquidity risk by forecasting its future cash flow needs on a monthly basis. The Company has been managing this risk by taking a number of actions as outlined below.

The Company’s projections of future cash flows are prepared using assumptions that reflect management’s planned courses of action and its best estimate of future economic conditions. The key assumptions used in management’s models include the number of estimated new subscribers which reflects forecast growth in automobile sales and the extent of penetration in that market; the number of customers expected to cancel existing subscriptions; the volume of multi-year advance subscriptions estimated to be entered into; estimated price increases; and reduction of discretionary costs. Since these projections are based on assumptions about future events, actual cash flow will vary from the Company’s projections and such variations may be material.

The Company generated cash in operating activities of $0.9 million for the quarter ended August 31, 2010 (2009 - used cash of $0.5 million) through continued use of the XM Credit Facility and managing working capital. The Company used cash of $0.8 million for investing activities for the quarter ended August 31, 2010 (2009 generated $8.4 million, including $8.8 million from restricted investments). The Company’s projections for the next 12 months forecast a continuing use of cash and reflect the following arrangements and key assumptions as at August 31, 2010:

•
Utilizing the XM credit facility.  The Company has access to a $45.0 million credit facility from XM that can be used only to finance the purchase of terrestrial repeater equipment from XM, to pay licence fees to XM and to pay interest due on the drawn facility.   At August 31, 2010, the Company had utilized $26.8 million including accrued interest of the facility and $18.2 million was available for future use.  The Company has used the facility during the year ended August 31, 2010 to pay all of the licence fees due to XM in the amount of $7.8 million (2009 - $7.0 million) and to pay the interest due on the facility in the amount of $3.0 (2009 - $1.3 million).    The Company expects to pay all future licence fees and interest due to XM from this facility for the next 12 months, at which time the facility is expected to be fully utilized. The Company is required to meet an annual financial covenant as at August 31 to draw on the facility for the subsequent annual period. The Company was in compliance with this financial covenant at August 31, 2010. We anticipate being in compliance with this financial covenant based on our internal projections for 2011,

•
Settlement of interest payments through the issuance of shares. Holders of the convertible notes are permitted to elect settlement of their interest payments in shares of the Company.  One of the significant holders has previously elected to settle their interest payment in shares of the Company. The amount of interest settled in common shares during the year ended August 31, 2010 and August 31, 2009 are $0.8 million and $0.8 million, respectively. The Company anticipates that the holder will continue to exercise this election; however, there is no assurance that this will occur.

•
Deferral of payment of operating expenses.  The Company had previously entered into deferred payment terms for payments related to the NHL programming and the services provided by Accenture.  The deferrals resulted in the recognition of additional financial liabilities at August 31, 2010 of approximately $4.9 million. On June 17, 2010, the Company signed an agreement with the National Hockey League (NHL) to defer a portion of the quarterly instalments of the annual license fees due to the NHL for the 2009/2010 season. The total amount of the deferral is US$1.5 million and the Company expects to repay this amount by June 2011 based on the deferral agreement. In consideration of the deferral, the Company will pay interest of 12% annually and will compensate the NHL for any loss on value of the shares issued to the NHL in the amended agreement signed during the year ended August 31, 2008. The Executive Chairman of the Company has provided a guarantee to the NHL for the amount deferred in the agreement. The Company will pay a monthly guarantee fee of 0.25% of the deferred amount

•
Reduction of operating costs.  The Company continues to seek opportunities to reduce its operating costs.  A significant portion of costs are fixed; however, the Company incurs marketing costs where a portion is discretionary.  While the Company continues with active marketing of its services, the Company’s plans include a reduction in these costs, such as a reduction in amount spend on flyer marketing and other activities related to the retail channel.  While the Company does not expect these reductions in costs to affect subscriber levels, this expected outcome is not reasonably assured.

•
Revenue and deferred revenue.  The Company has experienced a net increase in the number of paying subscribers during the current quarter and has projected a net increase in subscribers for the projection period.  During the quarter the Company has actively marketed longer term arrangements with its subscribers and this, along with the increase in paying subscribers, has resulted  in deferred revenue increasing by $3.1 million for the quarter-ended August 31, 2010 (2009 - $2.4 million) and an increase of $6.9 million (2009 - $5.2 million) for the year ended August 31, 2010. The Company expects to continue to actively promote and obtain prepaid subscription arrangements with its customers which provide the customers with a discounted fee.  While these arrangements increase the cash inflow from customers when they are entered into, the Company will not realize future cash flows from such customers until a renewal period that may be one to five years in the future with a majority being one year.   These arrangements are cancellable by the customer which may require the Company to refund a portion of the prepaid fees.   In addition, management’s projection includes a nominal increase in the monthly fee charged to customers.

The Company has had opportunities to reduce its long-term debt and related interest payments by repurchasing a portion of its Senior notes in exchange for cash and new notes.  During the first half of fiscal 2010, the Company paid US$1.1 million in cash and issued US$2.1 million in unsecured subordinated promissory notes to repurchase US$9.0 million in senior notes. In fiscal 2009, the Company paid US$1.7 million in cash and issued US$2.8 million in unsecured subordinated promissory notes with a fair value of US$0.8 million as part of the Company’s repurchase of US$21.2 million of senior notes. To date, the Company has repurchased US$30.2 million or approximately 30% of its senior notes. Any additional debt repurchase would result in cash flows of principal and interest of the senior notes to be paid significantly earlier than the contractual maturity date.

While there is doubt, the Company continues to believe that its current liquidity and cash resources will be sufficient to cover its funding needs until it reaches consistent positive free cash flow. However, we believe that achieving positive cash flow without raising additional capital may require continued cooperation with our suppliers and partners in extending payment terms and or deferring payments into future periods, the achievement of operating targets contemplated in our business plan and our ability to continue to generate sufficient cash from customer prepayment for services one year or more. Positive cash flow is defined as the point at which revenues and working capital sources will fund operating expenses, working capital requirements, interest and principal payments and capital expenditures. The Company makes the above assessment despite credit and liquidity issues that are currently impacting the global economy, based on the following:

•	The Company’s capital expenditure requirements in the next few years are not significant, however, we are required to make payments for intangible assets which are included in investing activities.

•	The Company’s current debt maturities are 2012 and beyond, which obviates the need to roll over existing debt in the near term.

•	The Company will continue to draw down on the XM Credit Facility.

The Company’s current business plan includes consideration of the current economic environment and our ability to continue to generate significant revenue growth. More specifically the Company’s plan is designed to increase subscribers and revenues while reducing CPGA and fixed expenditures. While the Company believes its assumptions are reasonable, they do contain elements of uncertainty that may prompt us to change our positive stance should there be a protracted economic downturn. The Company continuously reviews and updates its business plan and financial projections, including performing sensitivity analysis, to mimic potentially unfavourable economic outcomes. The review process may result in changes to its business plan and financial projections which may materially change cash requirements or delay achievement of sustained positive free cash flow. The Company’s financial projections are based on estimates regarding expected future costs and expected revenue that includes:

•	Growth in revenue as the number of Self-Paying Subscribers increases;

•	A reduction in CPGA;

•	Improvement of the Company’s efficiencies and a reduction and/or deferral of costs from suppliers;

•	Contractual obligations;

•	Utilization of the XM Credit Facility; and

•	Sale of multi-year plans.

At this time, the Company is unable to predict how current financial market conditions may affect its financial results and cash flows from operations. The Company has contractual commitments requiring cash payments of $31.2 million in the next 12 months as at August 31, 2010 with total unrestricted cash and cash equivalents of $5.7 million to service required payments including trade accounts payable.  The prevailing financial market conditions may affect the Company’s ability to continue to maintain current revenue levels or generate significant revenue growth in its OEM business if Canadian demand for automobiles equipped with the XM receiver decreases or if customer attrition rates increase due to economic constraints on the Company’s customers.  While the Company believes that its current liquidity position is adequate to sustain it through the economic climate, management is unable to predict the length and severity of the current economic downturn and how it may ultimately affect the Company’s ability to settle its obligations, fund its operations or raise additional capital resources should the need arise.

In addition to the risks related to the current economic conditions described herein, the following are the key risks that the Company monitors, which may materially impact operating results and/or liquidity:

Continuing interest payments:  The Company continues to have significant financial liabilities which require periodic cash interest payments of approximately $10.2 million per year. A one cent change in the Canadian dollar to US dollar exchange rate changes the annual cash interest expense by approximately $0.1 million.

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

Music Royalty Fee:  On April 11, 2009, the Copyright Board of Canada issued the certified statement of royalties to be collected by the Society of Composers, Authors and Music Publishers of Canada (SOCAN), Re:Sound formerly the Neighboring Rights Collective of Canada (NRCC) and by CMRRA/SODRAC Inc (CSI), (together the  “Collectives”) in respect of multi-channel subscription satellite radio services. As a result, effective May 1, 2010, a Music Royalty Fee of $0.97 per month has been introduced for new subscribers and upon renewal of current subscription plans. All radio subscription plans (including family plans) which include music channels will be charged the same fee. The Music Royalty Fee is used to offset the fee that the Company now pays to the Collectives. In order to align with industry practices, the Music Royalty Fee will be included in the Company’s ARPU calculation and will positively impact this metric going forward. The Music Royalty Fee is recognized as revenue under GAAP and will result in incremental revenue share payments based on existing contractual agreements. The implementation of the Music Royalty Fee offsets future cash outflows and will serve to strengthen the Company’s liquidity position going forward.

Operating Activities: Operating activities primarily consist of net loss adjusted for certain non-cash items including amortization, stock-based compensation, unrealized foreign exchange gains and losses and the effect of changes in non-cash working capital.

•
During the quarter, cash generated in operating activities was $0.9 million, consisting of a net loss of $13.8 million adjusted for net non-cash expenses and gains of $11.7 million and a $3.1 million change in working capital. As we continue to grow our subscriber base, we expect operating losses on a full-year basis to decrease. However, the achievement of operating profit could be further delayed should the Company experience a significant decline or stagnation of growth in net subscriber additions.

•
During the year, cash used in operating activities was ($1.6 million), consisting of a net loss of $44.7 million adjusted for net non-cash expenses and gains of $22.2 million and a $20.9 million change in working capital.

Investing Activities: Investing activities consists primarily of capital expenditures, purchases of intangible assets relating to computer software and XM activation fees and activity in the Company’s restricted investment accounts.

•	During the quarter, cash used in investing activities was $0.8 million for the payment of intangible assets and purchase of property and equipment.

•	During the year, cash used in investing activities was $0.3 million for the purchase of property and equipment and $2.7 million for the purchase of intangible assets.

Financing Activities: Financing activities primarily consist of refinancing activity.

•
Senior Notes:  During the year, the Company completed the purchase of US$9.0 million of its senior notes. In exchange for these senior notes, the Company paid US$1.1 million in cash and issued unsecured subordinated promissory notes with a face value of US$2.1 million and a fair value of US$1.1 million (see below). The promissory notes have a maturity date of September 14, 2014 and bear interest at a rate of 18.0% compounded annually and is payable on the maturity date.  The promissory notes are not redeemable until September 14, 2010, at which time the Company may redeem the promissory notes II at its option. The effective interest rate on the promissory notes is 29.0%.

Contractual Commitments
The Company has entered into a number of leases and other contractual commitments.  The following table summarizes its outstanding contractual commitments as of August 31, 2010 (in $000’s):

		Less than	1-3	4-5	More than
	Total(1)	1 Year	Years	Years	5 Years

NHL Agreement ($US)	$50,339	$9.332	$19,997	$21,010	-
Principal on US$ 12.75% senior notes	74,391	-	-	74,391	-
Interest on US$ 12.75% senior notes	33,200	9,485	18,970	4,745	-
Principal on US$ promissory notes	3,036	-	-	-	3,036
Interest on US$ promissory notes	1,686	46	729	729	182
Principal on US$ promissory notes II	2,256	-	-	2,256
Interest on US$ promissory notes II	2,872	-	-	2,872
Principal on 8.0% convertible notes	20,000	-	-	20,000
Interest on 8.0% convertible notes	6,733	1,600	3,200	1,933
Operating Leases	2,791	1,037	989	732	33
Marketing & Advertising(2)	17,403	3,254	4,752	3,600	5,797
IT	15,527	4,297	7,255	3,975	-
Other	2,681	2,181	500	0	-
	$232,915	$31,232	$56,392	$136,243	$9,048

Notes:

(1)The specific amounts payable under the following arrangements have not been included in the table above because the amounts are contingent on the Company’s revenue and/or subscriber projections, which themselves are subject to various economic assumptions: i) In connection with our broadcasting license, amended February 10, 2006, we are required to contribute to, or make payments based on a minimum of 5% of revenues over the six year license term towards, Canadian talent development.. ii) In addition, pursuant to a decision rendered by the Copyright Board of Canada, the Company is required to make certain music programming royalty payments. The Copyright Board’s decision clarifies the Company’s liability for outstanding royalties for satellite radio services and improves the Company’s ability to forecast these costs going forward.

 (2) In January 2009, the Company and Corus Entertainment Inc. (Corus) completed an agreement for the Company to purchase advertising over a five year term. The Company had an existing agreement with Corus that ended in December 2008. Under the new agreement, the Company will purchase $8.2 million of advertising over a five year term for cash payments and shares issued by the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Arrangements, Relationships and Transactions with Related Parties

For the year ended August 31, 2010, the Company had the following transactions with related parties, which were in the normal course of operations.

The Company entered into a license agreement and a technical services agreement with XM Satellite Radio Holdings Inc. (XM) in fiscal 2006. As part of this agreement, XM has agreed to provide certain technical and consulting services to the Company to assist with the installation and rollout of the terrestrial repeater equipment and other services, including technical assistance with equipment interfaces between the Company’s and XM’s systems and operational support. The Company paid XM US$26,000 per month from January 2008 to August 2010.The following amount included in accounts payable, is due to XM in respect of fees under the License Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, and the reimbursement of call centre and other charges paid on CSR’s behalf.

	August 31, 2010	August 31, 2009
Accounts payable to XM	$1.3 million	$2.9 million

During the year ended August 31, 2010, the Company incurred $0.1million (2009 - $0.3 million) of expenses related to the reimbursement of operating and travel expenses and during fiscal 2009, the lease of its Toronto studio from a company controlled by the Executive Chairman of the Company. During the year ended August 1, 2009, this property was sold to a third party. Prior to the consummation of the sale, the Company reached an agreement with a Company controlled by the Executive Chairman that committed the Company to vacate a portion of the premises it occupied and remove its signage from the exterior of the building. As a result, the Company incurred a loss on the abandonment of leasehold improvements of $1.5 million. In addition, the term of the lease was reduced to five additional years from approximately eleven years and the annual lease payments required over the remaining term of the lease were reduced.

During the year ended August 31, 2010, the Company incurred costs related to business events from Knightsbridge Investments Inc., totaling approximately $0 (2009 - $0.1 million). The Executive Chairman of the Company holds a minority interest in Knightsbridge Investments Inc. As at August 31, 2010 and 2009, no balance was included in accounts payable and accrued liabilities.

During the year ended August 31, 2010, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $0.1 million (2009 - $0.3 million). The principal of Vision is related to the Executive Chairman of the Company. As at August 31, 2010, $nil (August 31, 2009 - $0) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2010, the Company signed an agreement with Long Playing LP (LPLP) for LPLP to grant a licence for the use of a broadcast centre within the Wayne Gretzky’s Restaurant. During the year ended August 31, 2010, the Company incurred costs of $0 million. The principal of LPLP is related to the Executive Chairman of the Company.

During the year ended August 31, 2010, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc. (operating as Mobilicity Inc.) in the amount of $0.2 million  (2009 - $1.5 million) for which the Company was reimbursed. The Company’s Executive Chairman is the Chairman and controlling shareholder of Data Audio-Visual Enterprises Wireless Inc.

XM has a 21.5% equity interest in the Company.

During the year ended August 31, 2010, the Company and the National Hockey League signed an agreement which included a guarantee provided by the Executive Chairman of the Company.

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

Intangibles and Long-Lived Assets

The Company reviews the carrying value of its amortizable intangible assets and capital assets whenever events and circumstances indicate that the carrying value of a long-lived asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Factors that could indicate that an impairment may exist include significant underperformance relative to historical or projected future operating results, significant negative industry or economic trends, or a change in the strategy for the Company’s overall business. In some circumstances, these events are clear, however, in other cases a series of insignificant events occur over a period of time and can indicate that an asset may be impaired. We routinely monitor the Company’s business, the markets it serves and the economic environment. During the current period there were no factors indicating that an impairment test was required.

If an event occurs that indicates impairment to the Company’s intangible assets and property and equipment may have occurred, an estimate is made of the undiscounted future cash flows, excluding finance charges. For the purposes of the test the cash flows estimates are prepared at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities, which is referred to as the asset group. As the Company operates a single business with an integrated cost structure, it has one asset group.

In determining the estimate of cash flows there is inherent uncertainty in certain estimates and actual results may differ materially from the Company’s estimates. The key assumptions which impact the Company’s estimated future cash flows include subscriber growth rates, loss of existing subscribers, average monthly subscription revenue per user (ARPU), subscriber acquisition costs and operating and marketing expenses. The period for which cash flows are estimated of 10 years is based on the useful life of the primary assets in the group, which are the XM distribution agreement and the General Motors of Canada Limited (GMCL) automotive distribution agreement.

The results of the Company’s most recent test for the year-ended August 31, 2009 indicated the undiscounted cash flows exceeded the carrying value of the asset group by $168.6 million. For a 1% change in revenue growth the undiscounted cash flows would decrease or increase by approximately $3.4 million. There were no material changes in the assumptions for the fourth quarter of 2010. The Company’s market capitalization exceeds its book value, which supports the Company’s position that its intangible assets are not impaired.

In the future should events cause the Company’s estimate of future cash flows to decrease below the carrying value of the asset group, an impairment loss equal to the difference between the fair value and the carrying value of the asset group would be recognized and the carrying value of the assets would be decreased accordingly. Fair value is the amount at which an item can be bought or sold in a transaction between willing parties, and would be estimated by calculating the net present value of the expected future cash flows from these assets.

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

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is made known to it by others.  As at August 31, 2010, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to provide that information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934 and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls

During the three months ended August 31, 2010, there were no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Recent Accounting Pronouncements and Changes

On January 20, 2009, the CICA Emerging Issues Committee of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The new standard is effective for the Company beginning January 1, 2009 and is required to be applied retrospectively, without restatement of prior years to all financial assets and financial liabilities measured at fair value. The adoption of this standard did not have a significant impact on the Company’s results of operations, financial position or disclosures.

In February 2008, the CICA has the issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” This pronouncement introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  The standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and was adopted by the Company effective September 1, 2009 on a retroactive basis with restatement of prior periods.

The adoption of Section 3064 resulted in the following changes in assets and liabilities due to XM activation fees that had previously been recorded as deferred costs, revenue share payments being expensed that were previously recorded as deferred costs and the recognition of the NHL brand:

Change due to implementation of
Section 3064	August 31, 2009	August 31, 2008
	(in millions *)	(in millions *)

Prepaid expenses and other assets	($1.0)	($1.2)
Long-term prepaid expenses	($0.2)	($1.4)
Intangible assets	($0.3)	$7.5
Current liabilities	$0.9	$0.0
Long-term obligations	($0.9)	$6.6
Deficit	$1.5	$1.7

The adoption of Section 3064 resulted in the following changes in the statement of operations and deficit:

Change due to implementation of	Year ending	Year ending
Section 3064	August 31, 2009	August 31, 2008
	(in millions *)	(in millions *)

Cost of revenue	($1.3)	($1.6)
Amortization	$2.3	$1.7
Interest expense	$0.7	$0.7
Net loss	($1.6)	($0.7)
Basic and fully diluted loss per share	($0.02)	($0.02)

* Except per share data

Future Accounting Pronouncements

In December 2009, the CICA Emerging Issues Committee issued Abstract 175, “Multiple Deliverable Revenue Arrangements”. The Abstract requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. The new requirements are effective for fiscal years beginning on or after January 1, 2011 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

In April 2009, the CICA amended Section 3855, “Financial Instruments - Recognition and Measurement” (“Section 3855”), adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

In October of 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on September 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company does not expect CICA 1582 to have a material impact on its financial statements.

International Financial Reporting Standards (“IFRS”)

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

The Company began planning the transition from Canadian GAAP to IFRS during the year ending August 31, 2009 with an initial assessment of differences between current Canadian GAAP and IFRS. This initial stage included a high level diagnostic to classify the impact of individual IFRS items on the Company’s consolidated financial statements as high, moderate or low. This initial stage also included implementing an IFRS project, training of the senior finance team and discussions with the Company’s external auditors and advisors.

The second phase of the transition to IFRS includes the detailed assessment and design phase with a project team including senior executives, representatives from various areas within the organization and external advisors as necessary. This phase will include a comprehensive analysis of the impact of key IFRS differences identified in the initial assessment phase. On completion of this phase, the implementation phase will begin.

First time adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards that stipulates the requirements for an entity that is preparing IFRS compliant financial statements for the first time. IFRS 1 requires retrospective application of each IFRS with some mandatory exceptions and some optional exemptions. Management is analyzing the various accounting policy choices available and will adopt those which are applicable to CSR. Below are the choices under IFRS 1 that are likely to be the most appropriate for CSR.

•	Property, Plant and Equipment (“PP&E”) - IFRS 1 allows the option to fair value items in PP&E as its deemed cost being the net book value under IFRS of those assets as at the date of transition.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. In the table below, are the key areas for which changes in accounting policies are expected and which may impact the Company’s consolidated financial statements. The table includes a list of changes which may result from the transition to IFRS, however, it should not be considered a complete list. The International Accounting Standards Board (IASB) has significant ongoing projects which may affect the differences between Canadian GAAP and IFRS. At this stage, management is not able to quantify the impacts expected on the Company’s consolidated financial statements for these changes.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected in the following key areas:

Key accounting area	Differences from Canadian GAAP and potential impact
Presentation of financial statements (IAS 1)	Additional disclosure in the notes to the financial statements
Property and equipment (IAS 16)	Componentization of significant capital assets with separate amortization over a shorter useful life
Intangible assets (IAS 38)	Choice between use of cost or revaluation model
Financial instruments (IAS 32 and 39)	Compound debt instruments which are bifurcated under Canadian GAAP into debt and equity may be debt under IFRS.
Impairment of assets (IAS 36)	Grouping assets on basis of independent cash inflows for impairment testing using a discounted cash flow method. Testing required each reporting period.
Revenue (IAS 18)	Includes measurement standards requiring fair value for consideration received or receivable
Provisions, Contingent Liabilities and Contingent Assets (IAS 37)	Addresses recognition and measurement requirements for non-financial guarantees, as well as disclosure and addresses subsequent measurement more extensively than Section 3290

The table above should not be seen as exhaustive and is subject to change following the completion of the second phase of the transition. At this time, the comprehensive impact of the transition to IFRS on the Company’s financial position and results of operations is not yet determinable.

The Company continues to monitor and assess the impact of changing differences between Canadian GAAP and IFRS as new accounting standards continue to be issued during the transition phase.

Certain Risk Factors

The risk factors below are selected and have been updated from the risks itemized in our Form 20-F for the fiscal year ended August 31, 2009. Readers are advised to review these risk factors for a detailed discussion of the risks and uncertainties affecting the Company’s business.

Foreign currency risk

The Company is exposed to fluctuations of the Canadian dollar in relation to the US dollar due to its current debt and short term investments, which are denominated in US dollars. Management has not engaged in mitigating this risk through formal hedging strategies.

The Company’s cumulative expenditures and losses have been significant

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

Current economic conditions may adversely affect the Company’s financial results and financial position

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

While the Company believes that its current financial position is adequate to sustain it through the current economic climate, it is unable to predict the length and severity of the current economic downturn and how it may ultimately affect its ability to raise additional capital resources should the need arises.

The Company relies on its exclusive relationship with XM for the provision of satellite radio service

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

Demand for our service may be insufficient for us to become profitable

We cannot estimate with any certainty whether consumer demand for our service will be sufficient for us to continue to increase the number of subscribers at projected rates or the degree to which we will meet that demand. Among other things, continuing and increased consumer acceptance of our satellite radio service in Canada will depend upon:

•	the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain satellite radio service;

•	the marketing and pricing strategies that the Company employs and that are employed by its competitors; and

•	consumer adoption of competing technologies.

If demand for the Company’s service does not continue to increase as expected, it may not be able to generate enough revenues to generate positive cash flow or become profitable.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Voting Shares and an unlimited number of Class C non-voting shares.  As at November 17, 2010, there were 24,277,544 fully paid and non-assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting Shares outstanding.  There are currently no Class C non-voting shares outstanding.  A total of 2,122,000 stock options are outstanding under the Company’s stock option plan.  Additional information concerning the Company, including our Form 20-F for the fiscal year ended August 31, 2010, is available on SEDAR at www.sedar.com.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table provides certain information regarding our directors and our named executive officers (NEOs) as of November 17, 2010.

Name & Place of Principal Residence	Age	Position with the Company

Named Executive Officers

John I. Bitove, Toronto, Ontario	50	Director and Executive Chairman
Michael Moskowitz, Toronto, Ontario	40	President and Chief Executive Officer
Michael Washinushi, Toronto, Ontario	41	Chief Financial Officer, Treasurer and Secretary
Mark Knapton, Toronto, Ontario	51	Vice President, Customer Operations
Janet Gillespie, Toronto, Ontario	51	Vice President, Marketing

Directors

Dara Altman, (1) Darnestown, Maryland, US	52	Director
Pierre Boivin, (2) (3) (4) (5) (8) Mount Royal, Québec	57	Director
Marc Comeau, (6) Courtice, Ontario	51	Director
Philip Evershed, Toronto, Ontario	50	Director
Stewart Lyons, Toronto, Ontario	37	Director
James W. McCutcheon,(2)(3)(4)(8) Toronto, Ontario	74	Director
Gary M. Parsons,(7)Potomac, Maryland	59	Director
Robert Storey,(2)(3)(4)(8) Ottawa, Ontario	68	Director
Joseph A. Verbrugge, Grand Rapids, Michigan, US	41	Director
Mat Wilcox, Vancouver, British Columbia	49	Director

Notes:
(1)	Ms. Altman was appointed to the Company’s Board effective November 12, 2009, upon the resignation of Gary M. Parsons.
(2)	Denotes member of the Audit Committee.
(3)	Denotes member of the Compensation Committee.
(4)	Denotes member of the Corporate Governance Committee.
(5)	Mr. Boivin was formerly a Director of Toptent inc. until his resignation November 27, 2009. Toptent inc. submitted a proposal to its creditors on April 30, 2010 which was accepted.
(6)
Marc Comeau has been a director and executive officer of General Motors of Canada Limited ("GMCL") since 2002. As has been publicly disclosed, GMCL has been the recipient of significant financial support from the governments of Canada and Ontario and as a result, GMCL did not file for protection from bankruptcy or insolvency proceedings.

(7)
Gary M. Parsons was a director from 2005 until his resignation effective November 12, 2009. Mr. Parsons was Chairman of Motient Corporation (MTNT: NASDAQ) a company which made a proposal under legislation relating to bankruptcy in January 2002 while Mr. Parsons was serving as Chairman. Mr. Parsons ceased as Director and Chairman of Motient Corporation upon its emergence from Chapter 11 bankruptcy protection four months later in May 2002.

(8)	Denotes Independent Director.

John I. Bitove. John I. Bitove is our Executive Chairman and controls CSRI Inc., formerly Canadian Satellite Radio Investments Inc., our controlling shareholder. Mr. Bitove has also been our Director since 2003. He is also the Executive Chairman and Chief Executive Officer of Priszm Canadian Income Fund (TSX:QSR.UN), the owner and operator of 465 KFC™, Pizza Hut™ and Taco Bell™ restaurants in seven provinces across Canada, and Chairman and Chief Executive Officer of Scott’s Real Estate Investment Trust (TSX:SRQ.UN). In 1993, he founded the Toronto Raptors Basketball Club. While with the Raptors, Mr. Bitove helped to launch what is now Raptors TV almost eleven years ago. Mr. Bitove has been associated in various broadcasting ventures for more than a decade. Mr. Bitove is currently involved in a new venture, Mobilicity which launched in 2010 with services in 10 of Canada’s 13 largest metropolitan markets.

Michael Moskowitz. Michael Moskowitz is our President and Chief Executive Officer. Mr. Moskowitz has over 15 years of experience in a leadership role within the Canadian communications and technology industries. Prior to joining us at the beginning of 2008 Mr. Moskowitz served as President, Americas International of Palm Inc. which encompasses Canada, Latin America and the Caribbean. Prior to Palm, he worked at several leading global consumer electronics product companies. Mr. Moskowitz was a Top 40 Under 40 award recipient in 2004 and holds an honors degree from York University and an MBA from Dalhousie University.

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

Mark Knapton. Mark Knapton is our Vice President, Customer Operations. In his role, Mr. Knapton is responsible for managing Listener Care activities as well as customer operations including the repeater network and customer service strategies to drive sales and manage churn. Mr. Knapton is currently assisting Mobilicity, a sister company, with the launch of their Customer Care operations. He has more than 24 years of experience in customer care environments in both the airline and telecommunications industries.

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

Directors

Dara Altman. Dara Altman joined our board on November 12, 2009. Ms. Altman is Executive Vice President and Chief Administrative Officer of SIRIUS XM Radio Inc. From January 2006 until the SIRIUS XM Radio Inc. merger, Ms. Altman was the Executive Vice President of Business and Legal Affairs for XM Satellite Radio Inc. where she headed the legal, business affairs, business development, public policy, facilities and human resources departments. Prior to joining XM, Ms. Altman was the Executive Vice President of Business Affairs for Discovery Communications, Inc. At Discovery, Ms. Altman oversaw and directed all business negotiations for Discovery's global televisions assets, including Discovery Channel, TLC and Animal Planet. In addition, she was responsible for the talent relations department, the production management department and Discovery's international television syndication businesses. Ms. Altman was also a member of the Board of Directors of the Discovery Times television network, which was a joint venture between Discovery Communications and The New York Times. During her 20-year career, Ms. Altman has also held several other key legal and management positions at entertainment media companies, including HBO.

Pierre Boivin. Pierre Boivin has been our Director since 2005. Mr. Boivin is President of the Montréal Canadiens, L’Arena des Canadiens Inc. and Evenko. In 1994, Mr. Boivin was appointed President and Chief Executive Officer of Canstar Sports Inc., a Montréal based public company in the hockey equipment industry. In 1995, Canstar was acquired by Nike, Inc. and formed Bauer Nike Hockey Inc., and Mr. Boivin remained Chief Executive Officer of the new company until 1999. Mr. Boivin is a member of the Board of Governors of the National Hockey League. He is a Board member of Questerra Energy Inc. and Chairman of the Sainte-Justine Hospital Foundation and Chairman of the Montreal Canadiens Children’s Foundation.

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

Philip Evershed. Philip Evershed has been our Director since 2005. Mr. Evershed is a principal of Canaccord Genuity Corp., a Canadian investment bank. Prior to co-founding Genuity, Mr. Evershed spent 14 years at CIBC World Markets, most recently as Co-Head of Investment Banking and Head of Mergers and Acquisitions. Prior to joining CIBC, Mr. Evershed was Chief of Staff to the Deputy Prime Minister of Canada. Mr. Evershed has an MA (Economics) from the University of Toronto and a BA (School of Business and Economics) from Wilfrid Laurier University.

Stewart Lyons. Stewart Lyons was appointed a director on April 8, 2009 and is our former Executive Vice President. Mr. Lyons is Chief Operating Officer of Mobilicity. Mr. Lyons joined the Company at inception and worked with XM throughout its critical launch and early growth period. Mr. Lyons joined us while he was employed at Scotia Capital Inc., where, from 2003 to 2005, he served as an interest rate derivatives trader in Global Trading. From 1999 to 2001, Mr. Lyons worked as the Director of Operations for the Toronto 2008 Olympic Bid. Mr. Lyons has an MBA from the University of Toronto and an LLB from Osgoode Hall Law School.

James W. McCutcheon, Q.C. James W. McCutcheon has been our Director since 2005. Mr. McCutcheon practises law as independent Counsel and is an active Corporate Director. He was Counsel to McCarthy Tétrault LLP from 1990 until December 31, 2005. Mr. McCutcheon was called to the Ontario Bar in 1962. He was a founding partner of Shibley, Righton & McCutcheon in 1964. For some ten years Mr. McCutcheon practiced predominantly civil litigation before Ontario courts and tribunals. His practice was diversified to include commercial real estate, insurance, trust and corporate law. As independent Counsel, he now advises on a broad variety of litigation, corporate, individual and charity issues. Mr. McCutcheon has served as a director of many public corporations, presently Guardian Capital Group Limited and San Gold Corporation. Mr. McCutcheon has also served on boards of the Art Gallery of Ontario Foundation, Canadian Institute of International Affairs, Eglinton St. George’s United Church, Royal Agricultural Winter Fair, Royal Ontario Museum, University Health Network Toronto, Victoria University in the University of Toronto and World Wildlife Fund (Canada).

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

Joseph A. Verbrugge. Joseph A. Verbrugge has been our Director since 2005. Dr. Verbrugge is Senior Vice President and General Manager, Automotive Remarketing Division for Sirius XM Radio Inc. Prior positions with Sirius XM include Senior Vice President, Automotive Partnerships and Senior Vice President, Administration. During the eight years prior to joining Sirius XM in 2004 (then XM Satellite Radio Inc.), Dr. Verbrugge was a management consultant with The Dealy Strategy Group LLC, a Washington, DC-based advisory firm providing financial/negotiating/strategic consulting services and operational support primarily to satellite communications companies (including XM), as well as private equity and investment banking firms active in the satellite industry. Dr. Verbrugge is a graduate of the University of Michigan; he obtained an MBA from Georgetown University and a Ph.D. in Management Studies from Oxford University.

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

B.            COMPENSATION

Director Compensation

The following table shows the compensation received by each director, other than directors who served as officers (1), during the fiscal year, for the year ended August 31, 2010.

Name(1)	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Dara Altman	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Pierre Boivin	89,500(3)	-	24,030	-	N/A	N/A	113,530
Philip Evershed	29,500	-	24,030	-	N/A	N/A	53,530
Marc Comeau	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Stewart Lyons	27,250	N/A	24,030	N/A	N/A	N/A	51,280
James W. McCutcheon	57,500(3)	-	24,030	-	N/A	N/A	81,530
Gary M. Parsons(2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert Storey	54,500(3)	-	24,030	-	N/A	N/A	78,530
Joseph A. Verbrugge	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mat Wilcox	28,750	-	24,030	-	N/A	N/A	52,780

________
(1)	Compensation disclosure for John I. Bitove who is an officer of the Company can be found in the summary compensation table below.

(2)	Mr. Parsons served on the Company's Board from 2005 until he resigned as a Director effective November 12, 2009.

(3)	Includes fees for serving as an independent director.

Compensation Arrangements for Directors

During the year ended August 31, 2010, members of the Board of Directors, other than Directors who are employees of the Company, its affiliates or strategic business partners, received director fees in accordance with the following standard arrangements:

Annual Board Retainer	$25,000 per year
Audit Committee Chair	$15,000 per year
Compensation Committee Chair	$10,000 per year
Corporate Governance Committee Chair	$10,000 per year
Fee per Board or Committee Meeting Attended in Person	$1,000 per meeting
Fee per Board or Committee Meeting Attended by Teleconference	$250 per meeting

In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct business. Our directors are not entitled to pension or other retirement benefits. See also “Item 6 - Directors, Senior Management and Employees - E. Share Ownership - Stock Option Plan”.

Executive Compensation

Summary Compensation Table

The following table provides a summary of the compensation of the President and Chief Executive Officer and the Chief Financial Officer of the Company and the three most highly compensated individuals who served as executive officers of the Company (collectively, the "Named Executive Officers") for the fiscal year ended August 31, 2010, whose total compensation exceeded $150,000(1).

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)(*)
					Annual Incentive Plans	Long-term Incentive Plans
					(f1)(3)	(f2)
Michael Moskowitz President and Chief Executive Officer	2010	350,000	Nil	14,949	$160,125	Nil	N/A	Nil	525,074
Michael Washinushi, Chief Financial Officer, Treasurer and Secretary	2010	275,783	Nil	14,949	$127,550	Nil	N/A	Nil	418,282
John I. Bitove, Executive Chairman	2010	250,000	Nil	14,949	$112,500	Nil	N/A	Nil	377,449
Mark Knapton Vice President, Customer Operations	2010	172,839	Nil	6,976	61,012	Nil	N/A	Nil	240,827
Janet Gillespie Vice President, Marketing	2010	172,483	Nil	6,976	60,197	Nil	N/A	Nil	239,656

___________
Notes:

1.	Based on the foregoing, the individuals identified in the table above were the only Named Executive Officers during the Company’s most recent completed financial year.
2.	Dollar value of options based on the grant date fair value of $0.3322 per option.
3.	Annual bonus for FY2010 approved by the Company’s Board of Directors, but not yet paid, and may be paid in combination of cash and equity.
*	Total includes annual incentive plan bonus for FY2010 that has been approved, but not as yet paid at time of filing of this Annual Report.

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

Michael Moskowitz.  The employment agreement with Mr. Moskowitz is for an indefinite term, subject to the provisions within the agreement. The agreement provides for a current base salary of $350,000 and eligibility to receive a maximum annual bonus of up to 100% of his base salary based on the goals established pursuant to the bonus plan and a guaranteed minimum annual bonus of $175,000 in the first year of employment. The agreement provided for a signing bonus of $100,000 that was paid in 2007. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Moskowitz’s employment and for periods of 18 and 12 months, respectively, following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Moskowitz's employment is terminated for any reason other than for cause, Mr. Moskowitz will receive his base salary and an amount equivalent to 24 months of his bonus, (based on a minimum of $175,000 for the first two years of employment and thereafter an amount equal to the sum of the two years bonus preceding any termination) and other forms of compensation for a period of 24 months following the date of such termination. If Mr. Moskowitz resigns for good reason, within 24 months following a change of control, Mr. Moskowitz will receive the payments and benefits referred to above as if his termination was for any reason other than cause and an additional one-time lump sum payment in the amount of one million dollars on the date of such resignation.  If Mr. Moskowitz’s employment is terminated without cause within twenty-four months after the effective date of a change of control or the executive remains with the Company for twenty-four months after the effective date of a change of control, the executive shall receive a onetime lump sum payment in the amount of one million dollars on the date of such termination, or twenty-four month anniversary, respectively.

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

Mark Knapton.  The employment agreement with Mr. Knapton is for an indefinite term, subject to the provision within the agreement.  The agreement provided for a base salary of $172,839 per annum, which has increased to the current level disclosed in the table above, and eligibility to receive a maximum annual bonus of up to 40% of his base salary based on the goals established pursuant to the bonus plan.  The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Mr. Knapton’s employment and for a period of 12 months following the termination of his employment, and confidentiality covenants in our favor, which apply indefinitely. In addition, if Mr. Knapton’s employment is terminated for any reason other than for cause, Mr. Knapton will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Mr. Knapton’s employment is terminated, or if he resigns for good reason, within 12 months following a change of control, Mr. Knapton will receive his base salary (and a pro rata share of his bonus and other forms of compensation) for a period of 12 months following the date of such termination.

Janet Gillespie.  The employment agreement with Ms. Gillespie is for an indefinite term, subject to the provision within the agreement.  The agreement provided for a base salary of $172,483 per annum, which has increased to the current level disclosed in the table above, and eligibility to receive a maximum annual bonus of up to 40% of her base salary based on the goals established pursuant to the bonus plan. The agreement contains non-solicitation and non-competition covenants in our favor, which apply during the term of Ms. Gillespie’s employment and for a period of 12 months following the termination of her employment, and confidentiality covenants in our favor, which applies indefinitely. In addition, if Ms. Gillespie’s employment is terminated for any reason other than for cause, Ms. Gillespie will receive her base salary (and a pro rata share of her bonus and other forms of compensation) for a period of 12 months following the date of such termination. If Ms. Gillespie’s employment is terminated, or if she resigns for good reason within 12 months following a change of control, Ms. Gillespie will receive her base salary (and a pro rata share of her bonus and other forms of compensation) for a period of 12 months following the date of such termination.

C.            BOARD PRACTICES

Our board of directors has three committees: an audit committee (the “Audit Committee”); a compensation committee (the “Compensation Committee”); and a corporate governance committee (the “Corporate Governance Committee”), all of which are comprised entirely of independent directors.

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

During the fiscal year ended August 31, 2010, the Audit Committee of the Company consisted of the following three directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. Pierre Boivin serves as Chairman of the Audit Committee. During the fiscal year ended August 31, 2010, the Audit Committee met 4 times.

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

During the fiscal year ended August 31, 2010, the Compensation Committee of the Company consisted of the following three directors, all of whom are independent within the meaning of applicable securities laws: Pierre Boivin; James W. McCutcheon; and Robert Storey. Robert Storey serves as Chairman of the Compensation Committee. During the fiscal year ended August 31, 2010, the Compensation Committee met 2 times.

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

During the fiscal year ended August 31, 2010, the Corporate Governance Committee consisted of the following three directors: Pierre Boivin; James W. McCutcheon; and Robert Storey. James W. McCutcheon serves as Chairman of the Corporate Governance Committee. During the fiscal year ended August 31, 2010, the Compensation Committee met 2 times.

D.             EMPLOYEES

As of September 30, 2010, we had 85.5 full-time equivalent employees, which included 5 members of senior management and 80.5 employees working in Finance, Human Resources, Sales & Marketing, Programming, Infrastructure and IT. This is a decrease of 1 member of senior management and an increase of 1.5 full-time equivalent employee since August 31, 2009. We also continue to engage Accenture Inc. to design, build, and deploy a subscriber management system that includes billing, customer care, supply chain, subscriber management and radio provisioning systems. In addition, we rely upon a number of consultants and other advisors. The extent and timing of any increase in staffing will depend on the availability of qualified personnel and other developments in our business. None of our employees are represented by a labor union, and we believe that our relationship with our employees is good.

E.	SHARE OWNERSHIP

The following table sets forth the names of the Company’s Named Executive Officers and directors and the number of Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at the date hereof.

Name	Class A Subordinate Voting Shares(1)	Options to Acquire Class A Subordinate Voting Shares			Percent of Total Shares Outstanding
Named Executive Officers		Number	Option Price ($)	Option Expiry
John I. Bitove	27,817,192(2)	15,000	5.38	14-Nov-14	54.66%
		33,750	1.37	4-Nov-15
		45,000	1.54	16-Nov-16

Michael Moskowitz	13,636	500,000	5.40	2-Jan-15	N/A
		15,000	5.40	2-Jan-15
		33,750	1.37	4-Nov-15
		45,000	1.54	16-Nov-16

Michael Washinushi	219,125	15,000	5.38	14-Nov-14	*
		33,750	1.37	4-Nov-15
		45,000	1.54	16-Nov-16

Janet Gillespie	0	7,000	5.28	15-Jan-15	*
		15,750	1.37	4-Nov-15
		21,000	1.54	16-Nov-16

Mark Knapton	4,868	3,333	8.74	13-Jul-13	*
		4,000	6.53	16-Apr-14
		7,000	5.38	14-Nov-14
		15,750	1.37	4-Nov-15
		21,000	1.54	16-Nov-16

Directors

Dara Altman	0	0	N/A	N/A	N/A

Pierre Boivin	2,500	50,000	5.38	14-Nov-13	*
		45,000	1.54	16-Nov-16

Marc Comeau	0	0	N/A	N/A	N/A

Philip Evershed	0	25,000	5.38	14-Nov-13	*
		45,000	1.54	16-Nov-16

Stewart Lyons	476,259	15,000	5.38	14-Nov-14	*
		45,000	1.54	16-Nov-16

James W. McCutcheon	34,044	50,000	5.38	14-Nov-13	*
		45,000	1.54	16-Nov-16

Robert Storey	57,314				*
		50,000	5.38	14-Nov-13
		45,000	1.54	16-Nov-16

Joseph A. Verbrugge	0	0	N/A	N/A	N/A

Mat Wilcox	179,522	25,000	5.38	14-Nov-13	*
		45,000	1.54	16-Nov-16

Notes:

(1)
Individual directors have furnished information as to Class A Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Class A Subordinate Voting Shares, beneficially owned by them, directly or indirectly, or over which they exercise control or direction and assuming exercise of vested options.

(2)
Includes: 27,142,711 Class  A Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Class A Subordinate Voting Shares, which are controlled indirectly by John I. Bitove through CSRI Inc.; and 674,481 Class A Subordinate Voting Shares both directly and indirectly held.

*	Individual beneficially owns less than 1% of all Class A Subordinate Voting Shares.

Stock Option Plan

The Company established a stock option plan on November 1, 2005, as amended and restated January 11, 2007 and most recently as amended and restated January 19, 2010, (the 2010 Amended and Restated Stock Option Plan or the “Plan”).The Plan was established to provide additional incentives for us and our affiliates to attract and retain employees, directors, senior officers and consultants.

Under the Plan, options to purchase our Subordinate Voting Shares may be granted by the board of directors to our, and our affiliates’, directors, senior officers, employees and consultants. Options granted under the Plan will have an exercise price of not less than the volume weighted average trading price of the Subordinate Voting Shares on the stock exchange on which the Subordinate Voting Shares are traded for the five trading days immediately preceding the day on which the option is granted. The maximum aggregate number of Subordinate Voting Shares which may be subject to options under the Plan is 10% of our shares outstanding from time to time. As a result, any increase in the issued and outstanding shares will result in an increase in the available number of the Subordinate Voting Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan, effectively resulting in a re-loading of the number of options available to grant under the Plan. The number of shares issuable to insiders, at any time, under all our security-based compensation arrangements, cannot exceed 10% of the number of shares in our capital that are outstanding from time to time. Similarly, the number of shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the number of shares in our capital that are outstanding from time to time.

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

The 2010 Amended and Restated Stock Option Plan is substantially the same as the 2007 Stock Option Plan, except that certain amendments to the amending procedures, as described below, were made to comply with requirements of the Toronto Stock Exchange (TSX).

Under the 2010 Amended and Restated Stock Option Plan:

(a)
The Board of Directors (or a committee thereof) may, at its discretion from time to time, without shareholder approval, amend the terms and conditions of any options granted under the plan, including, without limitation, with respect to the exercise period (provided that the period during which an option is exercisable does not exceed ten years from the date the option is granted and that such option is not held by an insider), vesting period, exercise method and frequency, exercise price (provided that such option is not held by an insider) and method of determining the exercise price, assignability and effect of termination of a participant’s employment or cessation of the participant’s directorship;

(b)
The Board of Directors have the discretion to make amendments to the Plan which it may deem necessary, without having to obtain shareholder approval, including, without limitation: (i) amendments of a “housekeeping” nature such as correcting typographical or clerical errors or adding clarifying statements to ensure the intent and meaning of the plan, or of a grant of options under the plan, is properly expressed; and (ii) any amendments related to (A) the early termination provisions of the plan or any option granted under the plan; (B) the addition of any form of financial assistance which may be provided by the Company to participants to facilitate the purchase of Shares under the plan, (C) the addition or modification of a cashless exercise feature, payable in cash or Shares, whether or not providing for a full deduction of the number of underlying Shares from the plan reserve; (D) the suspension or termination of the plan. For greater certainty, any determinations made or discretion exercised by the Board of Directors, or a committee thereof, as the case may be, in accordance with the terms of the 2010 Amended and Restated Stock Option Plan will not require shareholder approval.

(c)
The 2010 Amended and Restated Stock Option Plan also provides that shareholder approval will be required in the case of amendments related to (i) a reduction in the exercise price for options held by insiders; (ii) an extension to the term of options held by insiders; (iii) a change in the insider participation limits to a level that would require the Company to obtain disinterested shareholder approval under the rules or policies of any stock exchange on which Shares of the Company are listed; (iv) an increase to the maximum number of Subordinate Voting Shares or any other shares of the Company which are reserved for issuance under the plan (and under any other share compensation arrangement of the Company); and (v) an amendment to the amendment provisions of the plan to grant additional power to the Board of Directors to amend the plan without shareholder approval, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX.

As at the end of our last fiscal year, we had issued to our directors, officers and employees a total outstanding balance of 2,122,000 options to acquire Subordinate Voting Shares.  In November 2009, the Company granted stock options to certain members of its Board of Directors for 270,000 Class A Subordinate Voting Shares with an exercise price of $1.54. The options vest immediately. In December 2009 the Company granted stock options to members of the Company’s management team for 372,000 Class A Subordinate Voting Shares with an exercise price of 1.54. The options vest in 1 to 3 years.  As at August 31, 2010 a cumulative total of 1,018,000 options were cancelled during the fiscal year (in accordance with the terms of the Plan) as a result of resignations, or terminations of employment of certain employees and officers and as the result of the cancellation of certain out-of-the-money options authorized by the Board of Directors.

Reference is made to “Item 6 - Directors, Senior Management and Employees - Compensation - Executive Compensation” above for information regarding the number of options granted to each of the Named Executive Officers during the fiscal year ended August 31, 2010.

Restricted Stock Unit Plan

The Company adopted a restricted stock unit plan upon approval of the Shareholders on January 11, 2007, as amended and approved by the Shareholders on January 19, 2010 (the “RSU Plan”). The RSUPlan allows for the payment of performance bonuses to employees and/or directors of the Company or any of its affiliates in the form of Subordinate Voting Shares. This will provide such individuals with an additional incentive to further the growth and development of the Company and will encourage them to remain in the employment of the Company. The amendments made to the plan on January 19, 2010 provided for the following: (a) an additional 1,000,000 Subordinate Voting Shares were allotted and reserved for issuance under the RSU Plan; (b) an insider participation limit was incorporated into the RSU Plan; and (c) the amending provisions of the RSU Plan were restated

The Compensation Committee of the Board of Directors administers the RSU Plan and is responsible for the selection of individual employees or directors to whom grants of RSUs will be made, as well as determine the amounts and terms of such grants. The selection of recipients is based on the individual’s current and potential contribution to the Company and the terms of the grants may include non-competition provisions or the achievement of certain individual or collective performance related criteria, such as the financial performance of the Company. The terms of any particular grant need not be identical to any other grant, and the Board of Directors of the Company may amend, suspend or terminate the terms of any grant, or the terms of the RSU Plan itself, without shareholder approval.

Each RSU granted under the RSU Plan will entitle the recipient at the end of the grant period to receive one Subordinate Voting Share of the Company at a future date (the “Release Date”), provided (i) the Participant is continuously employed by the Company or any of its affiliates from the date or the effective date of such grant to the Release Date, or as otherwise determined by the Board of Directors, and (ii) all other terms and conditions of the grant have been satisfied. The grant of a RSU will not entitle the individual to exercise any voting rights, receive any dividends or exercise any other right which attaches to ownership of Subordinate Voting Shares. The maximum number of Subordinate Voting Shares which may be issued from treasury under the RSU Plan is 1,250,000.

Unless the Compensation Committee decides otherwise, in the event an individual’s employment is terminated with the Company or any of its affiliates for any reason other than death before the Release Date has occurred, such individual’s RSUs will be forfeited and no Subordinate Voting Shares will be issued. If an individual’s employment is terminated due to his/her death, the RSUs will not be forfeited, but rather, the deceased Participant’s estate will be entitled to receive an amount of Subordinate Voting Shares, which depends on the date of death, at the Release Date.

The RSU Plan also includes certain protections for an individual in the event of a change in control of the Company. In such a case, an individual will be entitled, subject to certain conditions, to receive a Subordinate Voting Share for each RSU granted prior to such change of control.

As of the date hereof, no RSU’s are currently outstanding.

Reference is made to “Item 6 - Directors, Senior Management and Employees - Compensation - Executive Compensation” above for information regarding the number of RSUs granted to each of the Named Executive Officers during our fiscal year ended August 31, 2010.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

The following table shows the name of each person or company who, as at August 31, 2010, owned of record, or who, to our knowledge, owned beneficially, directly or indirectly, more than 5% of our Class A Subordinate Voting Shares, assuming conversion of all Class B Voting Shares into Subordinate Voting Shares. As of the date hereof the Company had 24,277,544 fully paid and non assessable Class A Subordinate Voting Shares and 81,428,133 fully paid and non-assessable Class B Voting shares.

Principal Shareholder	Type of Ownership	Number of Class A Subordinate Voting Shares	Percentage of Class A Subordinate Voting Shares Outstanding	Voting Interest represented by # of Voting Securities(3)	Percentage of Votes

CSRI Inc.(1)	Direct	27,142,711	52.79%	81,428,133	77.03%
XM Satellite Radio Inc.(2)	Direct	11,077,500	21.54%	11,077,500	10.48%
General Motors of Canada Limited	Direct	3,323,250	6.46%	3,323,250	3.14%
MFC Global Investment Management (US), LLC(4)	Indirect	3,660,551	7.12%	3,660,551	3.46%

Notes:

(1)
CSRI Inc., formerly Canadian Satellite Radio Investments Inc., is controlled by John I. Bitove, our Executive Chairman. CSRI Inc. holds its interest in the form of 81,428,133 Class B Voting Shares which represents 77.03% of the voting rights attached to the securities of the Company.

(2)	XM is a wholly owned subsidiary of Sirius XM Radio Inc.
(3)	Voting securities includes both the Class A Subordinate Voting Shares and the Class B Voting Shares.
(4)
As at June 30, 2009 MFC Global Investment Management (US) LLC (“MFC”) filed a Report Under Part 4 of National Instrument 62-103 to report that one or more of the funds or other client accounts managed by it held an aggregate of Class A Subordinate Voting shares representing approximately 10.96% of the then issues and outstanding Class A Subordinate Voting Shares, excluding conversion of all the Class B Voting Shares into Subordinate Voting Shares. As of the latest report filed by MFC on August 10, 2009 the aggregate number of shares held by one or more of the funds or other client accounts managed by it represent 3.46% of the issued and outstanding voting securities of the Company.

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

As at August 31, 2010, XM, a wholly owned subsidiary of Sirius XM, has a 21.54% ownership interest in the Company.

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

The remaining options vested in June 2008, expired in December 2008 and compensation costs were being expensed as stock-based compensation over the three-year vesting period. The estimated fair market value of the options was determined using the Black-Scholes valuation model using the following assumptions: estimated fair value of CSRI of $152 per share; risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%. Stock-based compensation includes $nil (2009- $nil; 2008- $180,000) related to these options.

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

During the year ended August 31, 2010, CSRI incurred $272,724 (2009- $247,935; 2008 - $225,395) of costs related to the Company’s license application process. These amounts have been recorded as an expense by the Company, with a corresponding credit included in contributed surplus as the amounts are not required to be paid by the Company to CSRI.

During the year ended August 31, 2010, the Company incurred $63,371 (2009- $258,656; 2008 - $364,926) of expenses related to the reimbursement of operating and travel expenses and during fiscal 2009 the lease of its Toronto studio from a company controlled by the Executive Chairman of the Company. As at August 31, 2010, $1,448 (2009 - $nil) was included in accounts payable and accrued liabilities. During the year ended August 31, 2009, this property was sold to a third party. Prior to the consummation of the sale, the Company reached an agreement with a Company controlled by the Executive Chairman that committed the Company to vacate a portion of the premises it occupied and remove its signage from the exterior of the building. As a result, the Company incurred a loss on the abandonment of leasehold improvements of $1.5 million (See note 7 in the Notes to the Company’s Annual Financial Statements for the fiscal year ended August 31, 2010). In addition, the term of the lease was reduced to five additional years from approximately eleven years and the annual lease payments required over the remaining term of the lease were reduced.

During the year ended August 31, 2010, the Company incurred costs related to business events from Knightsbridge Investments Inc., totalling approximately $13,225 (2009 - $57,200; 2008 - $7,700). As at August 31, 2010 and 2009, no balance was included in accounts payable and accrued liabilities. The Executive Chairman of the Company holds a minority interest in Knightsbridge Investments Inc.

During the year ended August 31, 2010, the Company received printing services from AMI Printing valued at approximately $nil (2009- $8,093; 2008 - $136,165). An affiliate of CSR Investments holds an indirect minority interest in AMI Printing. As at August 31, 2010, $nil (2009- $nil) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2010, the Company received payroll services from Priszm LP for an amount of $nil (2009 - $32,000; 2008- $30,000). In addition, the Company sold $nil (2009- $10,000; 2008 - $184,393) of advertising to Priszm LP during the year. The Company also received advertising sales services from Priszm LP for which commissions were paid in the amount of $3,510 (2009 - $9,096; 2008 - $6,546) during the year ended August 31, 2010. The Company provided radios and commercial subscription services to a limited number of Priszm LP locations for which the Company received $7,563 (2009 - $12,449; 2008 - $1,059) during the year ended August 31, 2010. Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company. As at August 31, 2010, $1,103 (2009 - $1,019) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2010, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $146,928(2009- $296,668; 2008 - $605,079). The principal of Vision is related to the Executive Chairman of the Company. As at August 31, 2010, $nil (2009 - $nil) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2010, the Company incurred consulting services related to public relations from the Wilcox Group totalling $nil (2009- $nil; 2008 - $196,917). A director of the Company is the principal of the Wilcox Group. As at August 31, 2010, there was $nil (2009 - $nil) included in accounts payable and accrued liabilities.

During the year ended August 31, 2010, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc.in the amount of $179,402 (2009 - $1,531,533; 2008 - $52,725) for which the Company was reimbursed. There is $5,855 of accounts receivable owed from Data Audio-Visual Enterprises Wireless Incas of year end August 31, 2010 (2009 - $18,293).The Company’s Executive Chairman is the Chairman and controlling shareholder of Data Audio-Visual Enterprises Wireless Inc.

During the year ended August 31, 2010, the Company signed an agreement with Long Playing LP (LPLP) in which LPLP granted a license for the use of a broadcast centre within the Wayne Gretzky’s Restaurant. The Company incurred costs of $13,190 during the year ended August 31, 2010 related to the license. The principal of LPLP is related to the Executive Chairman of the Company. As at August 31, 2010, there was $nil included in accounts payable and accrued liabilities.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

During the year ended August 31, 2010, the Company and the National Hockey League signed an agreement which included a guarantee provided by the Executive Chairman of the Company. The details of the agreement are included in Note 17 of the Notes to the Company’s Annual Financial Statements for the fiscal year ended August 31, 2010.

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

ITEM 8 - FINANCIAL INFORMATION

A.            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated balance sheets as at August 31, 2010 and 2009 and consolidated statements of operations shareholder’s equity and cash flows for the years ended August 31, 2010, 2009 and 2008, including the notes thereto and together with the auditors’ report thereon, are presented at Item 18 of this annual report.

B.            SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there have been no material changes in our financial position, operations or cash flows since August 31, 2010.

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

C.            MATERIAL CONTRACTS

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or our subsidiary is a party:

(a)	XM System License Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4 - Information on the Company - Business Overview - Operational Agreements”.

(b)	Programming Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4 - Information on the Company - Business Overview - Operational Agreements”.

(c)	Repeater Purchase Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4 - Information on the Company - Business Overview - Other Agreements”.

(d)	Technical Services Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4 - Information on the Company - Business Overview - Other Agreements”.

(e)	Trademark License Agreement, effective as of November 17, 2005, by and among XM Satellite Radio Inc. and Canadian Satellite Radio Holdings Inc. and Canadian Satellite Radio Inc.

Reference is made to “Item 4 - Information on the Company - Business Overview - Other Agreements”.

(f)	Distribution Agreement, effective as of November 10, 2005, by and among General Motors of Canada Limited, Canadian Satellite Radio Inc. and XM Satellite Radio Inc.

Reference is made to “Item 4 - Information on the Company - Business Overview - GMCL Distribution Arrangement”.

(g)	Credit Agreement, effective November 17, 2005, by and among Canadian Satellite Radio Inc., Canadian Satellite Radio Holdings Inc. and XM Satellite Radio Inc. (the “XM Credit Facility”)

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

On September 12, 2007, the Company completed an offering of $20 million aggregate principal amount of debentures (the “Initial Debentures”) due September 12, 2014 on a private placement basis. The Initial Debentures bear interest at a rate of 8.0 per cent per annum payable semi-annually in arrears on December 31 and June 30, with the initial interest payment due on December 31, 2007. Each debenture holder has the option to receive such interest either in the form of cash or Subordinate Voting Shares. At any time prior to September 12, 2014, the Initial Debentures will be convertible at a conversion price of $5.92 (the “Conversion Price”) at the holders’ option into Subordinate Voting Shares which is equal to a conversion ratio of 168.919 Subordinate Voting Share per $1,000 principal amount of debentures, subject to adjustment in certain circumstances.

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

Market Discount

If a U.S. holder acquired a note for an amount that is less than its principal amount, then subject to a statutory de minimus rule, the difference will be treated as market discount. Market discount generally accrues on a straight-line basis over the remaining term of the note. Upon an irrevocable election, however, market discount will accrue on a constant yield basis. A U.S. Holder might be required to defer all or a portion of the interest expense on indebtedness incurred or continue to purchase or carry a note. If a U.S. Holder elects to include market discount in gross income currently as it accrues, the preceding rules relating to the recognition of market discount and deferral of interest expense will not apply. An election made to include market discount in gross income as it accrues will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the IRS.

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

F.             DIVIDENDS AND PAYING AGENTS

Not applicable.

G.            STATEMENT BY EXPERTS

Not applicable.

H.            DOCUMENTS ON DISPLAY

We file periodic reports and other information with the SEC. These reports include certain financial and statistical information about us and may be accompanied by exhibits. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C.20549, or obtain copies of this information by mail from the public reference room at the prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information about issuers like us who file electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected at our offices at 590 King Street West, 3rd Floor, Toronto, Ontario, M5V 1M3.

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

Further details on the Company’s foreign currency exchange rate risk is included in note 6 in the Notes to the Company’s annual financial statements for the fiscal year ended August 31, 2010 included in this Annual Report.

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

The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its cash and cash equivalents with major chartered Canadian banks, placing its investments in lower-risk bank acceptances of these chartered Canadian banks. All of these chartered Canadian banks have a risk rating of B or higher per Moody’s. Due to their short-term nature and placement in lower-risk bank acceptances with major chartered Canadian banks, cash and cash equivalents and restricted investments are not exposed to material credit risk.

With respect to accounts receivable, exposure to credit risk varies due to the composition of individual customer balances. Subscription fees are received through either credit card payments or cheque remittances. The majority of subscriber billings are credit card transactions.

For credit card transactions, the Company performs an authorization check at the time of billing. As all receivable amounts relating to credit card transactions have been authorized by the credit card processor, there is limited credit risk associated with these receivables.

For cheque remittances, the Company regularly monitors overdue customer balances to assess credit risk. As of August 31, 2010, $412,818 (2009 - $1,107,204) was past due, but not impaired. No past due accounts have been renegotiated with different terms. The Company believes that the concentration of credit risk of accounts receivable is limited as accounts receivable are widely distributed among many subscribers across Canada and there are no specific types of customers that have unique characteristics.

Equity Price Risk

As of August 31, 2010, we were not exposed to material market risk from changes in the market value of long-term investments, as we did not hold any significant publicly traded long-term investments.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

There have been no modifications to the rights of security holders.

USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management has designed disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to them by others. As at August 31, 2010, the Chief Executive Officer and the Chief Financial Officer, with participation of the Company’s management, have concluded that the design and operation of the Company’s disclosure controls and procedures were effective to ensure the information required to be disclosed by the Company in reports that it files or submits under the United States Securities Exchange Act of 1934and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to our management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Due to the inherent limitations in control systems and procedures, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

           During the year the Company documented and assessed its systems of internal controls over financial reporting as contemplated pursuant to Rule 404 of the Sarbanes Oxley Act of 2002.  Management has used the criteria set forth in Internal Controls - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at August 31, 2010, the Company’s internal control over financial reporting was effective.

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

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP has served as our independent public accountant for the fiscal year ending August 31, 2010, for which audited consolidated financial statements appear in this annual report on Form 20-F.

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

For the fiscal year ended August 31, 2010, all of the non-audit services described below were approved by the Audit Committee of our Board of Directors pursuant to this “de minimis exception” under the Sarbanes-Oxley Act of 2002. The following table presents the aggregate fees for professional services and other services rendered by our independent auditor, PricewaterhouseCoopers LLP, for the fiscal years ended August 31, 2010 and 2009.

	2010	2009

Audit Fees	$212,500	$217,605
Audit-Related Fees	33,000	-
Tax Fees	58,350	34,072
All Other Fees	-	19,285
Total Fees	303,850	270,962

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

ITEM 18 - FINANCIAL STATEMENTS

Our audited balance sheets as at August 31, 2010and our audited statement of operations and deficit and cash flows for the fiscal period ending August 31, 2010, including the notes thereto and together with auditor’s report thereon, are included in this annual report beginning on page F-1.

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

2.4
Trust Indenture, dated September 12, 2007, between Canadian Satellite Radio Holdings Inc. and CIBC Mellon Trust Company, as Debenture Trustee, providing for the issuance of Convertible Unsecured Subordinated Debentures (incorporated by reference to Exhibit 2.4 of Canadian Satellite Radio Holdings Inc.’s Form 20-F for the fiscal year ended August 31, 2007, Registration Statement No. 333-134004).

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

Dated: November 19, 2010

Index to Consolidated Financial Statements
Canadian Satellite Radio Holdings Inc.

Canadian Satellite Radio Holdings Inc.

Consolidated Financial Statements
August 31, 2010

November 11, 2010 Independent Auditors’ Report
PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
www.pwc.com/ca

To the Shareholders of
Canadian Satellite Radio Holdings Inc.

We have audited the consolidated balance sheets of Canadian Satellite Radio Holdings Inc. as at August 31, 2010 and 2009 and the consolidated statement of operations and deficit and cash flows for each of the years in the three-year period ended August 31, 2010. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with both the standards of Canadian generally accepted auditing standards and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2010 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 of the financial statements, the Company changed its accounting policies related to intangible assets.

(signed) PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

Comments by Independent Auditors on Canada - US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 3 to the 2010 consolidated financial statements. Our report to the shareholders on the consolidated financial statements dated November 11, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
November 11, 2010

Canadian Satellite Radio Holdings Inc.
Consolidated Balance Sheets
As at August 31, 2010 and 2009

	2010 $	Restated (note 2) 2009 $
Assets

Current assets
Cash and cash equivalents	5,698,115	11,386,000
Restricted investment - letter of credit (notes 6 and 17)	4,000,000	4,000,000
Accounts receivable	3,042,931	4,261,475
Prepaid expenses and other assets	2,493,039	762,343

	15,234,085	20,409,818

Long- term prepaid expenses	923,598	872,175

Property and equipment (note 7)	9,892,821	13,157,191

Intangible assets (note 8)	169,598,598	188,783,630

Total assets	195,649,102	223,222,814

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (notes 9 and 15)	25,306,623	23,148,480
Interest payable	1,094,668	781,384
Deferred revenue	28,483,663	25,033,620

	54,884,954	48,963,484

Long-term debt (note 4)	118,238,863	115,521,699

Deferred revenue	7,121,399	3,678,004

Other long-term liabilities (note 17)	11,649,486	10,961,279

Total liabilities	191,894,702	179,124,466

Shareholders’ Equity
Share capital (note 10)	334,152,570	333,097,627
Contributed surplus (notes 9 and 10)	29,587,944	26,251,307
Deficit	(359,986,114)	(315,250,586)

Total shareholders’ equity	3,754,400	44,098,348

Total liabilities and shareholders’ equity	195,649,102	223,222,814

Contracts, contingencies and commitments (note 17) Basis of Presentation and Material Uncertainties (note 3)

Approved by Board of Directors
(signed) John I. Bitove	(signed) Pierre Boivin
John I. Bitove, Director	Pierre Boivin, Director

Canadian Satellite Radio Holdings Inc.
Consolidated Statements of Operations and Deficit
For the years ended August 31, 2010, 2009 and 2008

	2010 $	Restated(note 2) 2009 $	Restated(note 2) 2008 $

Revenue	56,611,828	52,452,904	39,457,043

Operating expenses
Cost of revenue	32,210,480	29,745,362	27,481,384
Reversal of CRTC Part II licence accrual (note 17)	(1,186,832)	-	-
General and administrative (note 9)	15,837,561	15,451,763	14,921,996
Loss on disposal of property and equipment (note 7)	456,377	1,685,164	-
Modification of service provider contract (note 17)	-	(1,792,256)	-
Stock-based compensation (notes 9 and 10)	2,088,328	2,491,620	3,388,354
Marketing	17,158,757	22,119,467	26,405,645
Amortization of intangible assets and property and equipment	24,764,414	24,543,065	23,967,948

	91,329,085	94,244,185	96,165,327

Loss before the undernoted	(34,717,257)	(41,791,281)	(56,708,284)

Interest income (note 6)	47,702	390,678	1,741,037

Interest expenses	(19,703,051)	(19,892,095)	(17,511,835)

Gain on debt repurchase (note 4)	7,076,232	22,800,192	-

Revaluation of derivative (note 4 and 17)	(196,473)	-	(1,034,600)

Foreign exchange gains (losses)	2,757,319	(4,555,694)	(1,545,219)

Net loss for the year	(44,735,528)	(43,048,200)	(75,058,901)

Deficit - Beginning of year	(315,250,586)	(272,202,386)	(197,143,485)

Deficit - End of year	(359,986,114)	(315,250,586)	(272,202,386)

Basic and fully diluted loss per share (note 11)	(0.88)	(0.88)	(1.57)

Canadian Satellite Radio Holdings Inc.
Consolidated Statements of Cash Flows
For the years ended August 31, 2010, 2009 and 2008

	2010 $	Restated(note 2) 2009 $	Restated(note 2) 2008 $
Cash provided by (used in)

Operating activities
Net loss for the year	(44,735,528)	(43,048,200)	(75,058,901)
Add (deduct): Non-cash items
Costs paid by parent company	272,724	247,935	225,395
Stock-based compensation expense	2,088,328	2,491,620	3,388,354
Amortization of intangible assets	21,861,396	21,461,252	20,905,838
Amortization of property and equipment	2,903,018	3,081,813	3,062,110
Accrued interest - debt	313,284	(67,675)	258,744
Accrued interest receivable	-	(144,753)	(678,181)
Interest accretion expense	3,489,222	1,936,022	1,625,893
Revaluation of derivative	196,473	-	1,034,600
Gain on Debt repurchase	(7,076,232)	(22,800,192)	-
Unrealized foreign exchange losses (gains)	(2,251,206)	4,999,492	540,111
Loss on disposal of property and equipment (note 7)	456,377	1,692,702	388,002
Net change in non-cash working capital related to operations (note 13)	20,907,566	20,099,142	20,478,107

Net cash used in operating activities	(1,574,578)	(10,050,842)	(23,829,928)

Investing activities
Payment of interest expense from restricted investments	-	8,110,913	12,927,225
Sale of short-term investments and restricted investments	-	40,577,389	19,712,324
Purchase of short-term investments and restricted investments	-	(29,295,243)	(29,181,793)
Purchase of property and equipment	(268,088)	(183,729)	(399,380)
Proceeds on sale of property and equipment	-	4,999	49,022
Payment for intangible assets	(2,676,364)	(2,035,084)	(1,854,663)

Net cash (used in ) provided by investing activities	(2,944,452)	17,179,245	1,252,735

Financing activities
Repurchase of long-term debt (note 4)	(1,157,963)	(2,171,619)	-
Proceeds from convertible notes	-	-	19,396,445
Proceeds from XM credit facility	-	-	3,062,488
Repayment of XM credit facility	-	-	(3,062,488)

Net cash (used in) provided by financing activities	(1,157,963)	(2,171,619)	19,396,445

Foreign exchange gain(loss) on cash held in foreign currency	(10,892)	84,423	610
Change in cash and cash equivalents during the year	(5,687,885)	5,041,207	(3,180,138)

Cash and cash equivalents - Beginning of year	11,386,000	6,344,793	9,524,931

Cash and cash equivalents - End of year	5,698,115	11,386,000	6,344,793

Supplemental cash flow disclosures
Utilization of XM credit facility (note 4)	10,773,911	8,394,233	5,493,419
Convertible notes interest settled in shares	825,990	800,000	960,478
Issuance of promissory notes (note 4)	2,264,531	3,395,981	-

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

1	Organization and nature of business

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

The Company has certain exclusive arrangements with XM Satellite Radio Inc., as the successor to XM Satellite Radio Holdings Inc. (XM) to provide the Company’s services in Canada, as further explained in note 15. The Company’s operations depend on XM’s programming content, satellite network and underlying technology, as well as XM’s operational and marketing efficiency. The Company also has a credit facility with XM, as further explained in note 4.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with original maturities of less than 90 days.  Cash and cash equivalents are designated as held-for-trading and are carried at fair value.

Restricted investments

The restricted investment supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

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

Amortization of property and equipment

Amortization is computed on a straight-line basis at rates sufficient to amortize the cost of the assets over their estimated useful lives.

Terrestrial repeater network	5 to 10 years
Leasehold improvements	lease term or 10 years
Broadcast studio equipment	3 to 10 years
Computer hardware	3 to 5 years
Furnishings and equipment	3 to 10 years

Amortization of property and equipment has been included in amortization of intangible assets and property and equipment on the consolidated statements of operations and deficit.

Asset retirement obligations

The Company has obligations with respect to the retirement of terrestrial repeater equipment and restoration of facilities back to their original state at the end of the lease term. Accruals are made based on management’s estimates of current market restoration costs, inflation rates and discount rates. At the inception of a lease, the present value of the expected cash payments is recognized as an asset retirement obligation, with a corresponding amount recognized in property and equipment assets. The property asset amount is amortized and the liability is accreted over the period from the lease inception to the time the Company expects to remove the terrestrial repeater equipment and vacate the premises, resulting in both amortization and accretion charges in the consolidated statements of operations and deficit. The Company reviews its asset retirement obligations on a periodic basis and adjusts the liability as necessary to reflect any changes in the estimates. Such changes will be recorded in the accounts of the Company as they occur.

Intangible assets

Intangible assets consist of: XM rights; General Motors of Canada Limited (GMCL), Honda Canada Inc. (Honda) and Nissan Canada Inc. (Nissan) distribution rights; and computer software. These assets are recorded at cost and amortized as follows:

XM rights	40 months or 15 years
GMCL distribution rights	13 years
Honda distribution rights	8 years
Nissan distribution rights	10 years
NHL Brand	10 years
Computer software	5 years

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Impairment of long-lived assets

Property and equipment and definite life intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If it is determined that the carrying value of the asset or group of assets is not recoverable, a writedown to fair value is charged to the consolidated statements of operations and deficit in the year that such a determination is made.

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

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe revenue recognition policies from the Company’s major categories: subscriber and activation fees, advertising and equipment sales.

a) Subscriber and activation fees

Subscriber fees, including music royalty fees, generally are billed in advance and are recognized as the service is provided over the expected term of the subscriber contract, once a customer enters into a subscription agreement. Sales incentives consisting of rebates to customers are accounted for as reductions of revenue when the revenue is recognized or the incentive is offered. Fees billed to automakers for services offered to automobile purchasers during the promotional periods are offset by amounts owed to the automakers for subsidies related to the sale of the automobiles with the Company’s product in accordance with Emerging Issues Committee Abstract No. 156, Accounting by a Vendor for Consideration given to a Customer (including a Reseller of the Vendor’s Products).

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

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

Non-monetary transactions

Non-monetary transactions involve the exchange of advertising and satellite radio services for advertising and other services. During the year ended August 31, 2010, the Company completed non-monetary transactions in the amount of $104,948 (2009 - $85,536; 2008 - $184,393). These transactions were measured at the fair value of the goods and services received.

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
August 31, 2010, 2009 and 2008

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

Subscriber service costs

The activation fee paid to XM as part of the licence agreement (note 15) is included in intangible assets and recognized in amortization of intangible assets and property and equipment over the estimated 40-month life of the customer relationship. The XM subscription fees are expensed as a cost of revenue as the related subscription revenue is recognized into the consolidated statements of operations and deficit.

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

Financial instruments

All financial instruments are classified into the following categories: held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets or other liabilities.  All financial instruments are included in the consolidated financial statements and are initially measured at fair value.  Subsequently, all financial instruments are re-measured to fair value at each reporting period except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method.  Held-for-trading financial instruments are subsequently measured at fair value and all gains and losses as a result of measurement are included in the consolidated statements of operations and deficit in the period in which they arise.  Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or an impairment loss is recognized.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Derivatives

Derivatives are carried at fair value and are reported as financial assets when the Company has a contractual right to receive cash or another financial asset from a counterparty or exchange financial instruments with a counterparty under conditions that are potentially favourable to the Company and as financial liabilities where the Company has a contractual obligation to deliver cash or another financial asset to a counterparty or to exchange financial instruments with a counterparty that are potentially unfavourable to the Company.  The changes in fair value during the period are recorded in earnings.  At August 31, 2010 and August 31, 2009 and during the years then ended, the Company did not have any derivatives outstanding.

Embedded derivatives

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free-standing derivative; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in income.  These embedded derivatives are measured at fair value with changes therein recognized in the statement of operations.

Loss per share

Loss per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed by dividing the net loss for the year by the weighted average number of common and dilutive equivalent shares outstanding during the year.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and expenses for the periods reported. Actual amounts could differ from those estimates.

Accounting changes

On January 20, 2009, The Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The new standard is effective for the Company beginning January 1, 2009 and is required to be applied retrospectively, without restatement of prior years to all financial assets and financial liabilities measured at fair value. The adoption of this standard did not have a significant impact on the Company’s results of operations, financial position or disclosures.

In February 2008, the CICA - issued Handbook Section 3064 “Goodwill and Intangible Assets”, which replaces the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” This pronouncement introduces changes to the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, "Intangible Assets."  The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  The standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and was adopted by the Company effective September 1, 2009 on a retroactive basis with restatement of prior periods.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

The adoption of Section 3064 results in the following changes in assets and liabilities due to XM activation fees that had previously been recorded as deferred costs, revenue share payments being expensed that were previously recorded as deferred costs and the recognition of the NHL brand as an intangible asset and recognition of the related payments as a short and long term liability:

Change due to implementation of Section 3064	August 31, 2009	August 31, 2008
Prepaid expenses and other assets	($1.0 million)	($1.2 million)
Long-term prepaid expenses	($0.2 million)	($1.4 million)
Intangible assets	($0.3 million)	$7.5 million
Current liabilities	$0.9 million	-
Long-term obligations	($0.9 million)	$6.6 million
Deficit	$1.5 million	$1.7 million

The adoption of Section 3064 resulted in the following changes in the statement of operations and deficit:

Change due to implementation of Section 3064	Year ending August 31, 2009	Year ending August 31, 2008
Cost of revenue	($1.3 million)	($1.6 million)
Amortization	$2.3 million	$1.7 million
Interest expense	$0.7 million	$0.7 million
Net Loss	($1.6 million)	($0.7 million)
Basic and fully diluted loss per share	($0.02)	($0.02)

Future accounting pronouncements

In December of 2009, the CICA Emerging Issues Committee issued Abstract 175, “Multiple Deliverable Revenue Arrangements”. The Abstract requires a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. The new requirements are effective for fiscal years beginning on or after January 1, 2011 with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

In April 2009, the CICA amended Section 3855, “Financial Instruments - Recognition and Measurement” (“Section 3855”), adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

In October of 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with Handbook Sections 1601, Consolidated Financial Statements (“CICA 1601”), and 1602, Non-controlling Interests (“CICA 1602”). CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on September 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. The Company does not expect CICA 1582 to have a material impact on its financial statements.

3	Basis of Presentation and Material Uncertainties

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of operations.

The Company has expended and will continue to expend funds for marketing to grow the business, maintain its terrestrial repeater network, programming and distribution contracts, royalty fees and the maintenance of its broadcast and office facilities. The Company’s losses for the year ended August 31, 2010 have not been reduced compared to the losses for the year ended August 31, 2009. The major contributing factor to the results for the year ended August 31, 2010 compared to the results for the year ended August 31, 2009 was a lower gain on the repurchase of the Senior notes of ($15.7) million. The Company has an accumulated deficit of $360 million as at August 31, 2010.  During the year ended August 31, 2010, the Company used cash for operating activities of ($1.6 million) compared to ($10.1 million) for the year ended August 31, 2009. The Company also used cash for investing activities of $2.9 million (2009 - provided cash of $17.2 million). As at August 31, 2010, the Company’s current financial liabilities expected to be settled in unrestricted cash or financial assets are $25.7 million (August 31, 2009 - $23.3 million) and the current unrestricted financial assets are $8.7 million (August 31, 2009 - $15.7 million).The Company expects cash flows from operating activities to continue to be negative as the Company incurs expenses to maintain and grow its subscriber base. Also, the prevailing economic conditions may affect the Company’s ability to continue to generate significant revenue growth or maintain current levels of revenue as the automobile industry is currently experiencing stagnant or declining sales. In addition, some of the Company’s customers may choose not to renew their subscriptions. While some of the Company’s costs are variable based on the revenue generated, a significant portion of the costs, including interest costs, are fixed and cannot be reduced quickly. Certain of the Company’s costs are denominated in U.S. Dollars which results in a cash flow risk as the amount of Canadian dollars required to settle such liabilities will fluctuate as foreign exchange rates change (note 6). Some of these factors are beyond the Company’s control and may impact the future cash flows from operating activities. The credit markets also continue to be constrained, raising concern about available funding for a number of companies including CSR. These material uncertainties related to conditions affecting the Company cast significant doubt upon the ability of the Company to continue as a going concern.

The Company’s projections for the next 12 months reflect continuing use of cash and reflect the following arrangements and key assumptions as at August 31, 2010:

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

•
Revenue and deferred revenue. The Company has experienced a net increase in the number of paying subscribers during the year and has projected a net increase in subscribers for the projection period.  During the year the Company has actively marketed longer term arrangements with its subscribers and this, along with the increase in paying subscribers, has contributed to the increase in deferred revenue of $6.9 million (2009 - $5.2 million) for the year ended August 31, 2010. The Company expects to continue to actively promote and obtain prepaid subscription arrangements with its customers which provide the customers with a discounted fee. While these arrangements increase the cash inflow from customers when they are entered into, the Company will not realize further future cash flows from such customers until a renewal period that may be one to five years in the future. These arrangements are cancellable by the customer which may require the Company to refund a significant portion of the prepaid fees.  In addition, management’s projection includes an estimated increase in the monthly fee charged to customers and assumptions related to cash outflows related to royalties and commissions on these fees.

•
Reduction of operating costs.  The Company continues to seek opportunities to reduce its operating costs.  A significant portion of costs are fixed; however, the Company incurs significant marketing costs which are discretionary.

•
Deferral of payment of operating expenses. The Company had previously entered into deferred payment terms for payments related to the NHL programming and the services provided by Accenture.  The table in note 5 reflects the contractual cash flows related to these arrangements. The deferrals resulted in the recognition of additional financial liabilities which at August 31, 2010 are approximately $4.9 million (2009 - $4.2 million). During the year ended August 31, 2010, the Company and the NHL signed an agreement to defer a portion of the annual licence fees due to the NHL for the 2009/2010 season. The amount of the deferral is US$1.5 million and the payments will be deferred for 12 months. This deferral is included in accounts payable and accrued liabilities and the details are included in note 17.

•
Utilizing the XM credit facility.  The Company has access to a $45 million credit facility from XM (note 4) that can be used only to finance the purchase of terrestrial repeater equipment from XM, to pay licence fees to XM and to pay interest due on the drawn facility. At August 31, 2010, the Company had utilized a total of $26.8 million of the facility and $18.2 million was available for future use. The Company has used these draws on the facility to pay all of the licence fees due to XM in the amount of $7.8 million (2009 - $7.0 million) for the year ended August 31, 2010 and to pay the interest due on the facility in the amount of $3.0 million (2009 -$1.3 million) for the year ended August 31, 2010. The Company expects to fully use the facility to pay all future licence fees and interest payments due to XM until the facility is fully utilized. Management projects to fully utilize the facility by the end of fiscal 2011. The facility requires an annual financial covenant to be met prior to further drawings under the facility. The annual financial covenant was met at August 31, 2010 which provides for draws throughout fiscal 2011.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

•
Settlement of interest payments through the issuance of shares. Holders of the convertible notes (note 4) are permitted to elect settlement of their interest payments in shares of the Company.  One of the significant holders has previously elected to settle their interest payment in shares of the Company. The amount of interest settled in common shares during the year ended August 31, 2010 was $0.8 million (2009 - $0.8 million). The Company anticipates that the holder will continue to exercise this election; however, there is no assurance that this will occur.

The Company has had opportunities to reduce the amount of its Senior notes (note 4) and related interest payments by repurchasing a portion of its Senior notes in exchange for cash and new notes at much lower interest rates.  During the quarter ended November 30, 2009, the Company used $1.2 million of cash to repurchase such debt (note 4) and in the third quarter of fiscal 2009, an additional $2.2 million had been used to repurchase more of these Senior notes (note 4). The Company may consider similar transactions if the opportunity arises, which may have a similar impact on the timing and amount of cash flows. However there is no assurance of this occurrence.

At this time, the Company is unable to predict how current financial market conditions may affect its financial results and cash flows from operations. The prevailing financial market conditions may affect the Company’s ability to continue to generate significant revenue growth in its OEM business should Canadian demand for automobiles equipped with the XM receiver decline in a significant manner or if customer churn rates increase due to economic conditions on the Company’s customers.

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

Management continues to implement plans to increase cash flows from subscriptions, manage costs and defer payments of certain financial liabilities as noted above. While these activities may be significant, there is no assurance that some or all of these initiatives would be successful. It is possible that the Company will not achieve the cash flows projected by management and management will have to consider other alternatives such as issuing equity. However there is no assurance of this occurrence.

These financial statements do not reflect any adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company is not able to continue its operations for the foreseeable future and realize its assets and settle its liabilities in the normal course of operations.  Such adjustments could be material.

4	Long term debt

	2010	2009
	$	$

Senior notes	74,687,743	84,596,823
Convertible notes	16,890,231	16,140,557
XM credit facility	24,265,156	13,859,250
Subordinated promissory note	1,083,282	925,069
Subordinated promissory note II	1,312,451	-

	118,238,863	115,521,699

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Senior Notes

Senior notes consist of US$69.8 million aggregate principal amount of 12.75% Senior notes, due in 2014 (the Senior notes). Interest payments on the Senior notes are due semi-annually, on February 15 and August 15. The Senior notes are redeemable at the option of the Company on or after February 15, 2010. Prior to February 15, 2009, the Company could redeem up to 25% of the Senior notes with the proceeds of sales of its share capital. As at August 31, 2010, the principal amount of the Senior notes outstanding is $74.4 million (US$69.8 million).

The indenture governing the Senior notes required the Company to establish an interest reserve account to cover the first six interest payments due under the notes.  There is no longer an interest reserve account as the first six interest payments were completed at February 15, 2009. The indenture also contains certain provisions that restrict or limit the Company’s ability to, among other things, incur more debt, pay dividends, redeem shares or make other distributions, enter into transactions with affiliates, transfer or sell assets.

The Senior notes issued by the Company are guaranteed by its wholly owned subsidiary, CSR, the Company’s only subsidiary. The guarantee is full and unconditional. The Company has no independent assets or operations. As permitted by the regulations of the U.S. Securities Exchange Commission, the consolidating financial information has not been provided.

During the year ended August 31, 2010, the Company completed the repurchase of $9.6 million (US$9.0 million) of the face value of the senior notes, which had a carrying value of $9.4 million (US$8.8 million). In exchange for these senior notes, the Company paid $1.1 million (US$1.1 million) in cash and issued unsecured subordinated promissory notes II with a face value of $2.3 million (US$2.1 million) and a fair value of $1.2 million (US$1.1 million).

During the year ended August 31, 2009, the Company completed the repurchase of $25.3 million (US$21.2 million) of the face value of the senior notes, which had a carrying value of $24.8 million (US$20.8 million). In exchange for these senior notes, the Company paid $2.0 million (US$1.7 million) in cash and issued unsecured subordinated promissory notes with a face value of $3.4 million (US$2.8 million) and a fair value of $1.0 million (US$0.8 million).

As part of the issuance of the above-mentioned Senior notes, the Company incurred costs amounting to $5,520,032, which were applied against the notes. During the year ended August 31, 2010, $1,779,106 (2009 - $615,077; 2008 - $594,293) of interest accretion expense was included in the consolidated statements of operations. Increased interest accretion for the year ended August 31, 2010 reflects a revision in the estimated timing of expected cash outflows using the original effective interest rate related to the senior notes. During the year ended August 31, 2010 the interest expense for the Senior notes was $9,372,081 (2009 - $13,836,296; 2008 - $12,799,300) and the accrued interest payable balance at August 31, 2010 included $407,948 (2009 - $481,962) for the Senior notes. The effective interest rate for the Senior notes is 15.0%.

The Senior notes of the Company include the right to redeem the notes at the option of the Company. This redemption right has been determined to be an embedded derivative that is required to be bifurcated from the underlying debt, or host contract and accounted for as a derivative at fair value with changes in fair value recorded in earnings. As at August 31, 2009 and August 31, 2010, the amortized cost of the host contract, excluding transaction costs, was $86.2 million (US$79.2 million) and $74.4 million (US$70.0 million) respectively, and the fair value of the derivative was approximately $nil million (US$nil million) and $nil million (US$nil million) respectively. The value of the derivative has been netted against the senior notes on the balance sheet.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Convertible notes

On September 12, 2007, the Company issued $20 million aggregate principal amount of 8.0% unsecured subordinated convertible notes, due September 12, 2014 (the convertible notes) in a private placement. Interest payments on the convertible notes are due semi-annually, on June 30 and December 31, commencing on December 31, 2007. $4.0 million of the convertible notes were issued to XM Satellite Radio Holdings Inc. (XM) and $6.0 million were issued to shareholders of CSRI, including John I. Bitove, the Executive Chairman of the Company. CSRI is the controlling shareholder of the Company. The debenture holders may elect to receive interest payments in the form of Class A Subordinate Voting Shares of the Company based on the market price of the Class A Subordinate Voting Shares at the time of the payment. During the year ended August 31, 2010, 457,095 Class A Subordinate Voting Shares (2009 - 1,395,976) were issued to debenture holders who elected to receive the December 31, 2009 and June 30, 2010 interest payments in shares.

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

This financial instrument contains both a liability and an equity element. The Company determined the fair value of the liability, the most easily measurable component to be $14,806,520 and assigned the residual amount of $5,193,480 to the equity component as allowed under the CICA Handbook Section 3863, “Financial Instruments -Presentation” (CICA 3863). Over the term of the convertible notes, the liability will be accreted to its estimated future payment amount with the increase in liability value recorded as interest expense over the period the liability is outstanding. During the year ended August 31, 2010, $719,536 (2009 - $745,823; 2008 - $695,880) of interest accretion expense was included in the consolidated statements of operations and deficit.

As part of the issuance of the convertible notes, costs were incurred amounting to $603,555.  These costs are netted against both the liability and equity elements. The liability element is carried at amortized cost using the effective interest rate method. During the year ended August 31, 2010, $56,425 (2009 - $118,561; 2008 - $220,598) of interest accretion expense was included in the consolidated statements of operations and deficit. During the year ended August 31, 2010 the interest expense for the convertible notes was $1,600,000 (2009 - $1,600,000; 2008 - $1,548,856) and the accrued interest payable balance at August 31, 2010 included $266,661 (2009 - $266,664) for the convertible notes. The effective interest rate based on the liability element is 15%.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

XM Credit Facility

In fiscal 2006, XM provided to the Company a $45 million credit facility to be utilized to finance the purchase of terrestrial repeater equipment and to pay licence fees. During the year ended August 31, 2010, the Company utilized $10,773,911 (2009 - $8,394,233) under the facility to pay fees due to XM of $7,821,703 and interest accrued on the outstanding balance of the facility of $2,952,208. The facility matures on December 31, 2012 and bears an interest rate of 17.75% per year on drawings under the facility made after September 1, 2008 and 9% on drawings under the facility made prior to September 1, 2008.The interest can be satisfied through additional borrowings under the facility. XM has the right to convert the unpaid principal amounts into Class A Subordinate Voting Shares of the Company at the Offering price of $16.00 per share at any time and any unpaid principal amounts are automatically converted upon the occurrence of certain conditions. The amount available under the credit agreement is permanently reduced by the aggregate principal borrowed under the facility prior to its maturity. Availability of remaining amounts of the credit facility is dependent on the Company meeting certain annual covenants. During the year ended August 31, 2008, an amendment to the credit facility was signed which revised the condition to be met prior to drawing on the credit facility and amended the interest rate. As at August 31, 2010, the Company had $18.2 million available under the facility.

This financial instrument contains both a liability and an equity element. The Company determined the fair value of the liability, the most easily measureable component to be $23,133,227 (refer to note 6 for fair value assumptions) and assigned the residual amount of $3,664,736 to the equity component as provided in CICA 3863. Over the term of the facility, the liability will be accreted to its estimated future payment amount of $26,797,963, with the increase in liability value recorded as interest expense over the period the liability is outstanding. During the year ended August 31, 2010, $656,478 (2009 - $360,329; 2008 - $115,122) of interest accretion expense was included in the consolidated statements of operations and deficit. During the year ended August 31, 2010, the Company recognized $2,952,208 (2009 - $1,344,341; 2008 - $408,105) of interest expense. The effective interest rate related to the credit facility is 24.0%.

An amendment to the credit facility allowed the Company to draw on the credit facility for payments due on a specific purchase of radio inventory totalling $3.0 million during the year ended August 31, 2008. This draw did not accrue interest and was repaid on June 18, 2008. The transaction was recorded at its exchange amount.

Subordinated Promissory Notes

During the year ended August 31, 2009, the Company issued US$2.8 million in unsecured subordinated promissory notes (promissory notes) with a fair value of US$0.8 million as part of the Company’s repurchase of US$21.2 million of Senior notes. The promissory notes have a maturity date of February 15, 2016 and shall bear interest for semi-annual payments on February 15th and August 15th of each year. The interest rate for all interest paid on or prior to August 15th, 2011 is 1.5% and thereafter, the interest rate is 12.0%. The promissory notes are not redeemable until February 15th, 2015, at which time the Company may redeem the promissory notes at its option. The effective interest rate on the promissory notes is 31.0%. The interest expense for the year ended August 31, 2010 is $144,009 (2009 - $48,261; 2008 - $nil) and the interest accretion expense is $179,950 (2009 - $59,284; 2008 - $nil). The accrued interest payable balance at August 31, 2010 included $131,201 (2009 - $32,758) for the subordinated promissory notes.

Subordinated Promissory Notes II

On September 14, 2009, the Company issued US$2.1 million in unsecured subordinated promissory notes (promissory notes II) with a fair value of US$1.1 million as part of the Company’s repurchase of US$9.0 million of Senior notes. The promissory notes have a maturity date of September 14, 2014 and bear interest at a rate of 18% compounded annually and are payable on the maturity date. The promissory notes are not redeemable until September 14, 2010, at which time the Company may redeem the promissory notes II at its option. The effective interest rate on the promissory notes is 29.0%. The interest expense for the year ended August 31, 2010 is $283,628 (2009 - $nil; 2008 $nil) and the interest accretion expense is $97,900 (2009 - $nil; 2008 - $nil). The accrued interest payable balance at August 31, 2010 included $288,858 (2009 - $0) for the subordinated promissory notes II.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

5	Liquidity Risk

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

At August 31, 2010, the Company has a cash and cash equivalents balance of $5,698,115 (2009 - $11,386,000), accounts receivable of $3,042,931 (2009 - $4,261,475) and restricted investment - letter of credit of $4,000,000 (2009 - $4,000,000). The restricted investment supports a letter of credit provided to the Company’s credit card processor and is not available to the Company while it continues to use the credit card processor. The Company continued to use cash in its operating activities of $1,574,576 for the year ended August 31, 2010 (2009 - $10,050,842).

The table below summarizes the Company’s financial liabilities into relevant maturity groups based on the remaining period at the balance sheet date to the contractual maturity date.  The amounts disclosed in the table are the contractual undiscounted cash flows (in $000’s):

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

	Total	0 - 3 Months	3 - 6 Months	6 - 12 Months	1 - 3 Years	4 - 5 Years	More than 5 Years

Accounts payable and accrued liabilities	24,022	20,062	1,686	2,274	-	-	-

XM accounts payable and accrued liabilities	1,284	1,284	-	-	-	-	-

Principal on 12.75% Senior Notes *	74,391	-	-	-	-	74,391	-

Interest on 12.75% Senior Notes *	33,201	-	4,743	4,743	18,970	4,745	-

Principal on 8.0% Convertible Notes	20,000	-	-	-	-	20,000	-

Interest on 8.0% Convertible Notes	6,733	-	800	800	3,200	1,933	-

Principal on Subordinated Promissory Note I *	3,036	-	-	-	-	-	3,036
Interest on Subordinated Promissory Notes I *	1,686	-	23	23	729	729	182
Principal on Subordinated Promissory Note II *	2,256	-	-	-	-	2,256
Interest on Subordinated Promissory Notes II *	2,872	-	-	-	-	2,872	-
Accenture agreement	210	-	-	-	210	-	-

NHL Agreement *	4,932	-	-	-	3,288	1,644	-

XM Credit Facility	22,029	-	-	-	22,029	-	-

Interest on XM Credit Facility	4,769	-	-	-	4,769	-	-

Total	201,421	21,346	7,252	7,840	53,195	108,570	3,218
* Balance denominated in USD, subject to fluctuations in exchange rate

6	Financial instruments

The Company has designated the following classification for financial assets and financial liabilities:

Cash and cash equivalents are classified as held-for-trading with a total carrying value of $5,698,115 (2009 - $11,386,000).  Changes in fair value for the period are recorded in earnings as interest income. Interest income of $47,702 (2009 - $51,542; 2008 - $81,926) was recognized in the financial statements for the year ended August 31, 2010.

Short-term and restricted investments are classified as held-to-maturity investments, which are measured at amortized cost using the effective interest rate method.  The Company has the intention and ability to hold these securities to maturity. Interest income of $nil (2009 - $339,136; 2008 - $1,659,111) was recognized on the financial statements for the year ended August 31, 2010.

Cash and cash equivalents and short-term investments are the only interest bearing assets in the financial statements.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Accounts receivable are classified as loans and receivables, which are measured at amortized cost using the effective interest rate method. No interest in relation to these instruments was recognized on the financial statements as at August 31, 2010 (2009 - $nil).

Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost using the effective interest rate method. No interest in relation to these instruments was recognized on the financial statements as at August 31, 2010 (2009 - $nil).

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

	Carrying Values at August 31, 2010
	Held for Trading ($)	Held to Maturity ($)	Loans and Receivables ($)	Other Financial Liabilities ($)

Financial Assets
Cash and cash equivalents	5,698,115	-	-	-
Restricted investments	-	4,000,000	-	-
Accounts receivable	-	-	3,042,931	-
	5,698,115	4,000,000	3,042,931	-
Financial Liabilities
Accounts payable and accrued liabilities	-	-	-	25,306,623
Other long-term liabilities				11,649,486
Senior notes	-	-	-	74,687,743
Interest payable on Senior notes				407,948
Liability component of convertible notes	-	-	-	16,890,231
Interest payable on convertible notes	-	-	-	266,661
Subordinated promissory note I	-	-	-	1,083,282
Interest payable on subordinated note I				131,201
Subordinated promissory note II	-	-	-	1,312,451
Interest payable on subordinated promissory note II	-	-	-	288,858
Liability component of borrowings under the credit facility	-	-	-	24,265,156
	-	-	-	156,289,640

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

	Carrying Values at August 31, 2009
	Held for Trading ($)	Held to Maturity ($)	Loans and Receivables ($)	Other Financial Liabilities ($)

Financial Assets
Cash and cash equivalents	11,386,000	-	-	-
Restricted investments	-	4,000,000	-	-
Accounts receivable	-	-	4,261,475	-
	11,386,000	4,000,000	4,261,475	-
Financial Liabilities
Accounts payable and accrued liabilities	-	-	-	23,148,480
Other long-term liabilities	-	-	-	10,961,279
Senior notes	-	-	-	84,596,823
Interest payable on Senior notes	-	-	-	481,962
Liability component of convertible notes	-	-	-	16,140,557
Interest payable on convertible notes	-	-	-	266,664
Subordinated promissory note	-	-	-	925,069
Interest payable on subordinated note	-	-	-	32,758
Liability component of borrowings under the credit facility	-	-	-	13,859,250
	-	-	-	150,412,842

The Company, through its financial assets and liabilities, is exposed to various risks.  The analysis below and in note 5 provides analysis regarding these risks.

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

Most of the Company’s revenues and expenses are received or paid in Canadian dollars. Specifically under the XM Licence Agreement, the Company is not exposed to material foreign currency exchange rate risk as the monthly fees due under this agreement are payable in Canadian dollars. The Company’s only exposure to material foreign currency exchange rate risk is with respect to payments due to XM under the broadcasting agreement with the NHL and with respect to the payments on the Company’s US dollar-denominated notes.

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

At August 31, 2010, the Canadian/US foreign exchange rate was 0.937. Assuming that all other variables remain constant, a decrease of 10% (with opposite impacts on an increase of similar proportion) in the Canadian dollar would have the following impact on the ending balances of certain balance sheet items at August 31, 2010:

Financial Assets
Cash	45,288

Financial Liabilities
Accounts payable and accrued liabilities	(455,262)
Long-term debt	(9,134,392)
Other long-term liabilities	(1,297,954)

Net foreign exchange loss	(10,842,320)

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

The carrying amount of these financial assets represents the maximum credit exposure, which at the reporting date was:
	2010 $	2009 $
Cash and cash equivalents	5,698,115	11,386,000
Restricted investment - letter of credit	4,000,000	4,000,000
Accounts receivable	3,042,931	4,261,475
	12,741,046	19,647,475

The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its cash and cash equivalents with major chartered Canadian banks, placing its investments in lower-risk bank acceptances of these chartered Canadian banks. All of these chartered Canadian banks have a risk rating of B or higher per Moody’s.  Due to their short-term nature and placement in lower-risk bank acceptances with major chartered Canadian banks, cash and cash equivalents and restricted investments are not exposed to material credit risk.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

With respect to accounts receivable, exposure to credit risk varies due to the composition of individual customer balances. Subscription fees are received through either credit card payments or cheque remittances. The majority of subscriber billings are credit card transactions.

For credit card transactions, the Company performs an authorization check at the time of billing. As all receivable amounts relating to credit card transactions have been authorized by the credit card processor, there is limited credit risk associated with these receivables.

For cheque remittances, the Company regularly monitors overdue customer balances to assess credit risk.

The breakdown of the accounts receivable balance at the reporting date was:

	2010 $	2009 $
Neither past due nor impaired	2,630,113	3,154,271
Past due, not impaired	412,818	1,107,204
	3,042,931	4,261,475
The Company believes that the credit quality is high for the neither past due nor impaired accounts receivable based on prior experience of collections of accounts within 0-30 days of billing.

Accounts receivable are considered past due 31 days after billing.  The aging of accounts receivable considered past due, but not impaired, at the reporting date was:

	2010 $	2009 $
31 - 60 days	341,957	724,319
61 - 90 days	9,947	382,885
Over 90 days	60,914	-
	412,818	1,107,204
No past due accounts have been renegotiated with different terms.

The Company believes that the concentration of credit risk of accounts receivable is limited as accounts receivable are widely distributed among many subscribers across Canada and there are no specific types of customers that have unique characteristics.

Fair Value

The carrying value of short-term investments, restricted investments, accounts payable and accrued liabilities approximates their fair value given their short-term nature. The carrying value of the Senior notes is $74.7 million. The face value of the Senior notes is $74.4 million while their fair value is approximately $26.2 million. The fair value is determined using the market prices of the publicly traded Senior notes.

The carrying value of the credit facility is approximately $24.3 million. The face value of the XM credit facility is approximately $26.8 million while its fair value is approximately $22.8 million. The carrying value of the convertible notes is $16.9 million. The face value of the convertible notes is $20.0 million while its fair value is approximately $12.4 million. The carrying value of the promissory notes I is $1.1 million. The face value of the promissory notes is $3.0 million while their fair value is $2.0 million. The carrying value of the promissory notes II is $1.3 million. The face value of the promissory notes is $2.3 million while their fair value is $1.1 million.  The fair values of the credit facility, convertible notes and promissory notes are estimated using a discounted future cash flow valuation model. This model includes observable inputs, such as contractual payment terms, maturity dates and relevant market interest rates, as well as unobservable inputs, such as a credit spread attributable to the Company’s own credit risk.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Capital disclosures

The Company’s objectives when managing capital are to:

a) maintain financial flexibility to preserve its ability to meet financial obligations and growth objectives

b) maintain a capital structure that allows multiple financing options to the Company should a financing need arise.

The Company defines its capital and the carrying values as:

	August 31, 2010 $	August 31, 2009 $
Senior notes	74,687,743	84,596,823
Convertible notes	16,890,231	16,140,557
XM credit facility	24,265,156	13,859,250
Promissory notes I	1,083,282	925,069
Promissory notes II	1,312,451	-
Shareholders’ equity	4,356,550	44,098,348
Cash	(5,698,115)	(11,386,000)
	116,897,298	148,234,047

The basis for the Company’s capital structure is dependent on the Company’s expected growth, financial obligations and changes in the business. To maintain or adjust its capital structure, the Company may issue additional shares, raise debt or refinance existing debt with different characteristics.

The Company’s objectives and strategies are reviewed periodically and have remained unchanged over the past two completed fiscal years, except for the repurchase of debt. The repurchase of debt allowed the Company to reduce total debt and lower its interest expense.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

7	Property and equipment

Property and equipment consist of the following:

		2010
	Cost $	Accumulated amortization $	Net $

Terrestrial repeater network	13,397,117	6,989,335	6,407,782
Leasehold improvements	5,136,523	2,306,465	2,830,058
Broadcast studio equipment	1,569,752	1,346,151	223,601
Computer hardware	1,059,427	805,719	253,708
Furnishings and equipment	877,559	699,887	177,672

	22,040,378	12,147,557	9,892,821

		2009

	Cost $	Accumulated amortization $	Net $

Terrestrial repeater network	14,536,253	6,056,344	8,479,909
Leasehold improvements	5,298,871	1,901,266	3,397,605
Broadcast studio equipment	1,591,577	1,060,925	530,652
Computer hardware	1,073,407	668,914	404,493
Furnishings and equipment	928,789	584,257	344,532

	23,428,897	10,271,706	13,157,191
During the year ended August 31, 2009, the Toronto studio location was sold by the previous landlord, which was a related party, to a new landlord. The sale of the property required the Company to reduce the size of the Toronto studio from two floors to one floor. This reduction in space required the Company to abandon leaseholds for the one floor no longer leased and included the incurred costs of building studios and offices. The loss on the disposal of the leaseholds and equipment due to the reduction in the size of the studios is $1.5 million and is recorded in general and administrative expenses on the statement of operations and deficit.

During the year ended August 31, 2010, the Company incurred an asset retirement obligation of $2,803 (2009 - $16,563), which is included in other long-term liabilities, recorded accretion expense of $33,222 (2009 - $36,948; 2008 - $36,682) and recorded a reduction in the obligation of $nil (2009 - $20,385) due to the settlement of liabilities for the closure of an existing site and removal of a repeater.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

8	Intangible assets

Intangible assets consist of the following:

		2010

	Cost $	Accumulated amortization $	Net $

XM rights (notes 10 and 15)	184,527,955	59,990,914	124,537,041
GMCL distribution rights (notes 10 and 16)	53,172,000	19,428,231	33,743,769
Honda distribution rights (notes 10 and 16)	9,827,325	5,425,504	4,401,821
Nissan distribution rights (notes 10 and 16)	4,913,663	2,170,191	2,743,472
NHL Brand	7,014,287	3,507,141	3,507,146
Computer software	7,604,223	6,938,874	665,349

	267,059,453	97,460,855	169,598,598

		2009 (Restated)

	Cost $	Accumulated amortization $	Net $

XM rights (notes 10 and 15)	183,769,995	47,923,604	135,846,391
GMCL distribution rights (notes 10 and 16)	53,172,000	15,338,077	37,833,923
Honda distribution rights (notes 10 and 16)	9,827,325	4,197,088	5,630,237
Nissan distribution rights (notes 10 and 16)	4,913,663	1,678,827	3,234,836
NHL Brand	7,014,287	2,805,715	4,208,572
Computer software	7,755,152	5,725,481	2,029,671

	266,452,422	77,668,792	188,783,630

During year ended August 31, 2010, $21,861,398 (2009 - $21,461,252; 2008 - $20,041,349) of amortization was recorded on these intangible assets.

9	Related party accounts and transactions

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

The remaining options vested in June 2008, expired in December 2008 and compensation costs were being expensed as stock-based compensation over the three-year vesting period. The estimated fair market value of the options was determined using the Black-Scholes valuation model using the following assumptions: estimated fair value of CSRI of $152 per share; risk-free interest rate of 5%; expected life of 3 years; dividend yield of nil%; and volatility of 82.5%. Stock-based compensation includes $nil (2009 - $nil; 2008 - $180,000) related to these options.

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

As described in note 15, XM currently holds a 21.5% interest in the Company. See note 15 and note 16 for transactions with and amounts owed to XM.

During the year ended August 31, 2010, CSRI incurred $272,724 (2009 - $247,935; 2008 - $225,395) of costs related to the Company’s licence application process. These amounts have been recorded as an expense by the Company, with a corresponding credit included in contributed surplus as the amounts are not required to be paid by the Company to CSRI.

During the year ended August 31, 2010, the Company incurred $63,371 (2009 - $258,656; 2008 - $364,926) of expenses related to the reimbursement of operating and travel expenses and during fiscal 2009 the lease of its Toronto studio from a company controlled by the Executive Chairman of the Company. As at August 31, 2010, $1,448 (2009 - $nil) was included in accounts payable and accrued liabilities. During the year ended August 31, 2009, this property was sold to a third party. Prior to the consummation of the sale, the Company reached an agreement with a Company controlled by the Executive Chairman that committed the Company to vacate a portion of the premises it occupied and remove its signage from the exterior of the building. As a result, the Company incurred a loss on the abandonment of leasehold improvements of $1.5 million (note 7). In addition, the term of the lease was reduced to five additional years from approximately eleven years and the annual lease payments required over the remaining term of the lease were reduced.

During the year ended August 31, 2010, the Company incurred costs related to business events from Knightsbridge Investments Inc., totalling approximately $13,225 (2009 - $57,200; 2008 - $7,700). As at August 31, 2010 and 2009, no balance was included in accounts payable and accrued liabilities. The Executive Chairman of the Company holds a minority interest in Knightsbridge Investments Inc.

During the year ended August 31, 2010, the Company received printing services from AMI Printing valued at approximately $nil (2009 - $8,093; 2008 - $136,165). An affiliate of CSR Investments holds an indirect minority interest in AMI Printing. As at August 31, 2010, $nil (2009- $nil) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2010, the Company received payroll services from Priszm LP for an amount of $nil (2009 - $32,000; 2008 - $30,000). In addition, the Company sold $nil (2009 - $10,000; 2008 - $184,393) of advertising to Priszm LP during the year. The Company also received advertising sales services from Priszm LP for which commissions were paid in the amount of $3,510 (2009 - $9,096; 2008 - $6,546) during the year ended August 31, 2010. The Company provided radios and commercial subscription services to a limited number of Priszm LP locations for which the Company received $7,563 (2009 - $12,449; 2008 - $1,059) during the year ended August 31, 2010. Priszm LP is owned, directly and indirectly, approximately 60% by Priszm Canadian Income Fund and approximately 40% by a company controlled by the Executive Chairman of the Company. As at August 31, 2010, $1,103 (2009 - $1,019) was included in accounts payable and accrued liabilities.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

During the year ended August 31, 2010, the Company received field marketing services from Vision Group of Companies (Vision) valued at approximately $146,928 (2009 - $296,668; 2008 - $605,079). The principal of Vision is related to the Executive Chairman of the Company. As at August 31, 2010, $nil (2009 - $nil) was included in accounts payable and accrued liabilities.

During the year ended August 31, 2010, the Company incurred consulting services related to public relations from the Wilcox Group totalling $nil (2009 - $nil; 2008 - $196,917). A director of the Company is the principal of the Wilcox Group. As at August 31, 2010, there was $nil (2009 - $nil) included in accounts payable and accrued liabilities.

During the year ended August 31, 2010, the Company incurred costs on behalf of Data Audio-Visual Enterprises Wireless Inc.(operating as Mobilicity) in the amount of $179,402 (2009 - $1,531,533; 2008 - $52,725) for which the Company was reimbursed. There is $5,855 of accounts receivable owed from Data Audio-Visual Enterprises Wireless Inc. as of the year ended August 31, 2010 (2009 - $18,293).The Company’s Executive Chairman is the Chairman and controlling shareholder of Data Audio-Visual Enterprises Wireless Inc.

During the year ended August 31, 2010, the Company signed an agreement with Long Playing LP (LPLP) in which LPLP granted a licence for the use of a broadcast centre within the Wayne Gretzky’s Restaurant. The Company incurred costs of $13,190 during the year ended August 31, 2010 related to the licence. The principal of LPLP is related to the Executive Chairman of the Company. As at August 31, 2010, there was $nil included in accounts payable and accrued liabilities.

During the year ended August 31, 2010, the Company and the National Hockey League signed an agreement which included a guarantee provided by the Executive Chairman of the Company. The details of the agreement are included in note 17.

The related party transactions described above have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

10	Share capital and other activity

The authorized share capital of the Company as at August 31, 2010 consisted of the following shares:

Class A Subordinate Voting Shares	unlimited
Class B Voting Shares	unlimited
Class C Non-Voting Shares	unlimited

The Class B Voting Shares are convertible at any time at the holder’s option into fully paid and non-assessable Class A Subordinate Voting Shares upon the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. Each Class B Voting Share participates in the equity of the Company on a per share basis equal to one third of the rate of participation of the Class A Subordinate Voting Shares and the Class C Non-voting Shares.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Share capital and other activity are summarized as follows:

	Number of shares		Value of shares

	Class A Subordinate Voting Shares	Class B Voting Shares	Class A Subordinate Voting Shares $	Class B Voting Shares $	Contributed surplus $	Total $

Balance as at August 31, 2007	20,541,916	81,428,133	297,983,322	14,965,560	30,129,705	343,078,587

Costs incurred by CSR Investments (note 8)	-	-	-	-	225,395	225,395
Stock-based compensation expense	-	-	-	-	3,388,354	3,388,354

Issuance of Class A Subordinate Voting Shares to NHL	102,150	-	500,000	-	-	500,000
Issuance of Class A Subordinate Voting Shares to satisfy interest payments on Convertible Notes	234,844	-	960,478	-	-	960,478
Restricted Stock Units issued	-	-	-	-	101,609	101,609
Restricted Stock Units converted to shares	72,157	-	425,205	-	(393,830)	31,375
Equity portion of $20 million convertible notes	-	-	-	-	5,036,752	5,036,752
Equity portion of XM credit facility	-	-	-	-	1,235,920	1,235,920

Balance as at August 31, 2008	20,951,067	81,428,133	299,869,005	14,965,560	39,723,905	354,558,470
Costs incurred by CSR Investments (note 8)	-	-	-	-	247,935	247,935
Stock-based compensation expense	-	-	-	-	2,491,620	2,491,620
Stock options exercised	1,075,000	-	17,210,750	-	(17,200,000)	10,750
Issuance of Class A Subordinate Voting Shares to satisfy interest payments on Convertible Notes	1,395,976	-	800,000	-	-	800,000
Issuance of Class A Subordinate Voting Shares to Corus on new contract	150,568	-	115,937	-	-	115,937
Restricted Stock Units issued	-	-	-	-	48,583	48,583
Restricted Stock Units converted into shares	33,551	-	136,375	-	(136,375)	-
Equity portion of XM credit facility	-	-	-	-	1,075,639	1,075,639

Balance as at August 31, 2009	23,606,162	81,428,133	318,132,067	14,965,560	26,251,307	359,348,934

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

	Number of shares		Value of shares

	Class A Subordinate Voting Shares	Class B Voting Shares	Class A Subordinate Voting Shares $	Class B Voting Shares $	Contributed surplus $	Total $
Costs incurred by CSR Investments (note 9)	-	-	-	-	272,724	272,724
Stock-based compensation expense	-	-	-	-	2,088,328	2,088,328
Issuance of Class A Subordinate Voting Shares to satisfy interest payments on Convertible Notes	457,095	-	825,990	-	-	825,990
Restricted Stock Units converted to shares	214,287	-	228,953	-	(48,584)	180,369
Equity portion of XM credit facility	-	-	-	-	1,024,169	1,024,169

Balance as at August 31, 2010	24,277,544	81,428,133	319,187,010	14,965,560	29,587,944	363,740,514

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

As part of the distribution agreement with GMCL (note 16), the Company agreed to provide GMCL with a 7% equity interest in the Company. Immediately prior to the closing of the Offering in December 2005, the Company issued 3,323,250 Class A Subordinate Voting Shares to GMCL. The Class A Subordinate Voting Shares were determined to have a value of $53,172,000, based on the Offering price of $16.00 per share. Distribution rights with a value of $53,172,000 have been recorded as an intangible asset to be amortized over the 13-year term of the GMCL distribution agreement. As part of the distribution agreement with Honda (note 16), the Company provided 949,500 Class A Subordinate Voting Shares, which were determined to have a value of $9,827,325, based on the market price of the shares at the date the shares were provided of $10.35 per share. Distribution rights with a value of $9,827,325 have been recorded as an intangible asset to be amortized over the eight-year term of the Honda distribution agreement. As part of the distribution agreement with Nissan (note 16), the Company provided 474,750 Class A Subordinate Voting Shares, which were determined to have a value of $4,913,663, based on the market price of the shares at the date the shares were provided. Distribution rights with a value of $4,913,663 have been recorded as an intangible asset to be amortized over the ten-year term of the Nissan distribution agreement.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Stock options

The Company established a stock option plan on November 1, 2005, as amended and restated January 11, 2007 and most recently as amended and restated January 19, 2010 (stock option plan) for the purpose of providing additional incentives to attract and retain employees, directors and Senior officers of the Company and its affiliates. The stock option plan permits the Board of Directors of the Company to grant employees, directors and Senior officers stock options to purchase common shares up to a maximum of 10% of the number of shares outstanding from time to time. Under the plan unless otherwise fixed by the Board, options expire on the seventh anniversary of the grant date. Any option not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances where such optionee’s employment is terminated in connection with such transactions, such accelerated vesting will be automatic.

Under this plan, the Company has granted options to certain of its employees and Senior officers, for 1,100,000 Class A Subordinate Voting Shares with an exercise price of $0.01. The options were conditional on the closing of the initial public offering (the Offering). 1,075,000 options will vest in equal one-fourth annual amounts beginning on the date of the closing of the Offering and ending on the third anniversary thereof. Vesting may be accelerated if the employee ceases to be employed by the Company. The remaining 25,000 options were vested on the closing of the Offering. The options were valued at $16.00 each, based on the Offering price of the shares. An expense of $17.6 million has been recorded during the year ended August 31, 2006. During the year ended August 31, 2009, 1,075,000 options with an exercise price of $0.01 were exercised to acquire 1,075,000 Class A Subordinate Voting Shares. During the year ended August 31, 2010, 900,000 options with an exercise price of $16.00 were cancelled.

During the year ended August 31, 2006, the Company granted options to certain of its directors, employees and Senior officers for 1,225,000 Class A Subordinate Voting Shares with exercise prices of $8.74 and $16.00. The options vest over three to five years. The weighted average grant date fair value of these options was $10.67. The total fair value of these options was $13.1 million. The amount of $2.0 million (2008 - $2.1 million; 2007 - $2.6 million) was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2009 related to these options. During the year ended August 31, 2010, 75,000 options with an exercise price of $16.00 were cancelled.

In September 2006, the Company granted options to certain of its employees for 241,250 Class A Subordinate Voting Shares with an exercise price of $8.74. The options vest from immediately to four years. The weighted average grant date fair value of the options was $2.80. The amount of $0.0 million (2009 - $0.1 million; 2008 - $0.2 million) was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2010 related to these options.

During April 2007, the Company granted stock options to all of its employees, excluding certain executives, for 73,000 Class A Subordinate Voting Shares with an exercise price of $6.53. The fair value of the stock options granted was $0.1 million. The options vest equally over two years. The weighted average grant date fair value of these options was $2.09. The amount of $0.0 million (2009 - $0.0 million; 2008 - $0.1 million) was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2010 related to these options.

During November 2007, the Company granted stock options to five members of the Board of Directors and two members of management for a total of 745,000 Class A Subordinate Voting Shares with a weighted average exercise price of $5.38. The fair value of the stock options granted was $1.0 million. The options vest from immediately to three years. The amount of $0.1 million (2009 - $0.2 million; 2008 - $0.7 million) was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2010 related to these options.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

In January 2008, the Company granted stock options to certain of its employees for 372,000 Class A Subordinate Voting Shares with an exercise price of $5.38. The options vest from one to three years. The fair value of the stock options granted was $0.7 million and an amount of $0.1 million (2009 - $0.2 million; 2008 - $0.2 million) was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2010.

In November 2008, the Company granted stock options to certain of its employees for 346,500 Class A Subordinate Voting Shares with an exercise price of $1.37. The options vest from two to three years.  The fair value of the stock options granted was $0.2 million and an amount of $0.1 million (2009 - $0.1 million) was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2010.

In November 2009, the Company granted stock options to certain members of the Board of Directors for 270,000 Class A Subordinate Voting Shares with an exercise price of $1.54. The options vest immediately.  The fair value of the stock options granted was $0.1 million and an amount of $0.1 million was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2010.

In December 2009, the Company granted stock options to members of the Company’s management team for 372,000 Class A Subordinate Voting Shares with an exercise price of $1.54. The options vest in 1 to 3 years.  The fair value of the stock options granted was $0.1 million and an amount of less than $0.1 million was recorded in the consolidated statement of operations and deficit during the year ended August 31, 2010.

The fair value of the options was estimated on the date of the grant using the Black-Scholes option pricing model. The following assumptions were used for the options: risk-free interest rate of 0.23% to 2.00% (2009 - 2.00%; 2008 - 4.00%); expected life of  1 to 3 years (2009 - 2 to 3 years; 2008 - 1 to 3 years); expected dividend yield of nil% (2009 - nil%; 2008 - nil%); and expected volatility of 40.00% to 88.00% (2009 - 75.00% to 80.00%; 2008 - 50.00% to 52.00%).

	Number of options	Weighted average exercise price $
Balance as at August 31, 2007	2,529,500	8.19
Granted	1,117,000	5.38
Forfeited	(156,000)	7.64

Balance as at August 31, 2008	3,490,500	7.32
Granted	346,500	1.37
Exercised	(1,075,000)	0.01
Forfeited	(264,000)	14.74

Balance as at August 31, 2009	2,498,000	8.85
Granted	642,000	1.54
Cancelled	(900,000)	16.00
Forfeited	(118,000)	7.40

Balance as at August 31, 2010	2,122,000	3.69

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Outstanding options as at August 31, 2010 are as follows:

Exercise price $	Number outstanding	Remaining contractual life (years)	Number exercisable

8.74	70,000	2.8	23,331
6.53	35,000	3.6	35,000
5.38	1,040,500	3.8	940,500
1.37	331,500	5.2	82,875
1.54	645,000	6.2	270,000

3.69	2,122,000	4.7	1,351,706

Restricted stock units

The Company adopted a restricted stock unit plan upon approval of the Shareholders on January 11, 2007, as amended and approved by the Shareholders on January 19, 2010 (RSU plan) to promote the long term success of the Company by providing for the payment of performance bonuses in the form of shares to designated employees. The restricted stock unit plan permits the Compensation Committee of the Board of Directors of the Company to determine the designated employees to whom it recommends that grants be made based on their current and potential contribution to the success of the Company. The Compensation Committee will determine the effective date of the grant, the vesting terms, the performance criteria and other terms and conditions. Under the plan, the maximum number of shares that may be issued is 250,000 and the price must be set on the grant date. The restricted share units do not expire.

In January 2010, the Shareholders of the Company approved amendments to the RSU plan to increase the maximum number of shares to 1,250,000 Class A Subordinate Voting Shares to be reserved for issuance under the plan, and add insider participation limit provision identical to those included in the Company’s stock option plan.

	Number of Restricted share units	Price at Grant Date $

Balance as at August 31, 2007	28,547	6.84
Granted	59,661	5.25
Released	(72,157)	5.87

Balance as at August 31, 2008	16,051	5.28
Granted	114,665	0.50
Released	(33,551)	2.79

Balance as at August 31, 2009	97,165	0.50
Granted	117,123	1.54
Released	(214,288)	1.07

Balance as at August 31, 2010	0	0.00

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

During the year ended August 31, 2010, the Company’s Board of Directors approved a grant of 117,123 Restricted Stock Units (Units) to employees to satisfy $180,369 related to Fiscal 2009 bonus. These Units were exercised and 117,123 Class A Subordinated Voting Shares of the Company were issued.

During the year ended August 31, 2010, 97,165 previously issued Units were exercised and 97,165 Class A Subordinated Voting Shares of the Company were issued.

During the year ended August 31, 2009, the Company’s Board of Directors approved the issuance of 114,665 Units predominantly to members of the Board of Directors to satisfy approximately $57,333 related to severance and directors fees. The issuance was included in compensation cost in 2008 and 2009. These Units are to be settled through the issuance of Class A Subordinate Voting Shares of the Company on a 1:1 conversion ratio, and vested immediately upon grant date.

33,551 previously issued Units were exercised and 33,551 Class A Subordinate Voting Shares of the Company were issued. The Units vested immediately and were to be settled in Class A Subordinate Voting Shares of the Company. An amount of $136,375 was transferred from contributed surplus to share capital for Units released during the year, based on a weighted average grant date fair value of $4.06 per Unit.

During the year ended August 31, 2008, 72,157 previously issued Units were exercised and 72,157 Class A Subordinate Voting Shares of the Company were issued. An amount of $393,830 was transferred from contributed surplus to share capital, based on a weighted average grant date fair value of $5.45 per Unit.

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

Outstanding restricted share units as at August 31, 2010 are as follows:

Exercise price $	Number outstanding	Number exercisable	Aggregate Intrinsic Value
0.00	0	0	0

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Restricted share units granted during 2009, 2008, 2007 and 2006 are valued based on the fair value of the underlying Class A Subordinate Voting Shares.

11	Loss per share

The weighted average number of shares outstanding used to compute basic loss per share was 51,045,175

(2009 - 49,170,923; 2008 - 47,851,755).

For purposes of the weighted average number of shares outstanding, the Class B Voting Shares were converted into the equivalent number of Class A Subordinate Voting Shares on the basis of one Class A Subordinate Voting Share for three Class B Voting Shares. Class B Voting Shares participate in the dividends and distributions at a rate of one third of each Class A Subordinate Voting Share.

The stock options (note 10) and convertible debt were not included in the computation of diluted loss per share, as they would have been anti-dilutive for the years presented.

12	Special charges

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

During the year ended August 31, 2010, an additional charge of $0.6 million was booked for the settlement of the workforce reductions. At August 31, 2010, a balance of $655,677 (2009 - $50,000; 2008 - $288,548) related to the special charges remains in accounts payable and accrued liabilities. No further charges are expected.

13	Supplemental cash flow disclosures

Changes in non-cash working capital related to operations for the years ended August 31 are as follows:

	2010 $	Restated 2009 $	Restated 2008 $

Increase in current assets and long-term
Prepaid expenses
Accounts receivable	1,218,544	1,506,470	(863,142)
Prepaid expenses and other assets	(1,782,119)	(307,875)	1,906,293
Increase in current liabilities and long term liabilities
Accounts payable and accrued liabilities	13,914,688	11,815,891	7,894,594
Deferred revenue	6,893,439	5,197,434	9,442,268
Long term liabilities	663,014	1,887,222	2,098,094

Net change in non-cash working capital related to operations	20,907,566	20,099,142	20,478,107

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

14	Income taxes

As at August 31, 2010, the Company has available income tax loss carry-forwards of approximately $371,000,000 (2009 - $358,000,000) that may be used to reduce taxable income in future years. These losses expire as follows:

2026	211,000,000
2027	62,000,000
2028	46,000,000
2029	26,000,000
2030	26,000,000
$371,000,000

The Company has not recorded a provision for income taxes. The difference between the amount computed by multiplying the net loss by the combined statutory Canadian federal and provincial income tax rate and the $nil provision for income taxes is reconciled as follows:

	2010 $	Restated 2009 $	Restated 2008 $
Net loss for the year	44,735,528	43,048,200	75,058,901
Combined federal and provincial income taxes at statutory rates - 2010 - 31.99%; 2009 - 33.17%; 2008 - 33.57%	(14,312,387)	(14,278,047)	(25,189,767)
Differences in income taxes resulting from
Change in valuation allowance	1,368,990	23,893,206	5,915,800
Effect of income tax rate changes on future income taxes	14,832,028	(2,484,078)	17,832,022
Impact of gain on debt repurchase	(2,263,687)	(7,562,272)	-
Non-deductible items	375,056	431,191	1,441,945

Provision for income taxes	-	-	-

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Future income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income tax assets and liabilities consist of the following temporary differences:

	2010 $	2009 $	2008 $
Future income tax assets
Non-capital losses	92,755,312	107,395,201	106,569,445
Property and equipment	4,202,132	4,033,213	2,550,978
Other	5,394,957	5,942,566	109,457
Future income tax liabilities
Intangible assets	(29,749,811)	(41,300,711)	(43,126,996)

Valuation allowance	(72,602,590)	(76,070,259)	(66,102,884)

Net future income tax asset/liability	-	-	-

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

15	XM agreements

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
August 31, 2010, 2009 and 2008

The agreements have an initial term of ten years. The Company may, at its option, extend the term for an additional five years.

The Licence Agreement requires the payment of a fee of 15% on recognized subscriber revenues for the basic service, an activation charge for each subscriber and an additional fee for any premium services.

In addition, XM has agreed to provide certain technical and consulting services to the Company to assist with the installation and rollout of the terrestrial repeater equipment and other services, including technical assistance with equipment interfaces between the Company’s and XM’s systems and operational support. The Company paid XM US$26,600 per month from January 2008 to August 2010 and US$25,000 per month from January 2007 to December 2007 for these services.

The following amount, included as part of accounts payable and accrued liabilities, is due to XM in respect of fees under the Licence Agreement related to subscriber revenues and activation charges, fees under the Technical Services Agreement, reimbursement of call centre charges paid on CSR’s behalf and the purchase of terrestrial repeaters.

	2010 $	2009 $	2008 $

Accounts payable to XM	1,283,982	2,919,243	1,697,762
Amount able to settle through XM credit facility	714,797	650,810	547,198

16	Agreements with original equipment manufacturers (OEM)

On November 10, 2005, the Company entered into a 13-year distribution agreement with GMCL to install satellite radio receivers in certain GMCL vehicles and to market the Company’s services. In addition to the share consideration described in note 10, the Company will pay consideration to GMCL that includes installation commissions, subscriber commissions, a share of subscription fees for GMCL subscribers and funds to be used on joint advertising opportunities.

In addition, the Company agreed to issue in escrow a 3% equity interest in the Company to other automobile OEMs that enter into a distribution agreement with the Company on certain specific terms. In December 2005, 1,424,250 Class A Subordinate Voting Shares of the Company were placed in escrow. In March 2006, the Company entered into agreements with Honda and Nissan for eight and ten years, respectively. The distribution agreements include installation commissions, subscriber commissions and a share of subscription fees. The shares released from escrow and issued to Honda and Nissan are described further in note 10.

In May 2006, the Company entered into a five-year agreement with Toyota Canada Inc. (Toyota) to install satellite receivers in certain Toyota vehicles. This distribution agreement includes the right to installation commissions. During fiscal 2010, installation commissions are exchanged for an extended trial period that Toyota customers currently receive.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

In December 2006, the Company entered into a five year agreement with Hyundai Auto Canada (Hyundai) to factory-install satellite receivers in certain Hyundai models. This agreement includes installation commissions to be paid to Hyundai.

17	Contracts, contingencies and commitments

Lease obligations

The Company has non-cancellable operating leases for office space and terrestrial repeater sites committed as at August 31, 2010. The annual minimum lease payments in the following table do not include any common costs, such as property taxes and utilities, which cannot be determined in advance.

$

2011	1,022,207
2012	503,570
2013	455,995
2014	402,801
2015	315,793
Thereafter	32,552

2,732,918

National Hockey League

On September 9, 2005, XM and the National Hockey League signed a term sheet to secure satellite radio National Hockey League broadcast and marketing rights. The agreement between XM and the National Hockey League is a ten-year agreement, with satellite radio exclusivity over the last eight years, for which XM’s total cost is approximately $120.0 million (US$100 million). The Company’s commitment to reimburse XM for a portion of its obligations under this term sheet totalled $82.9 million (US$69.1 million).

During the year ended August 31, 2008, the Company, XM and the NHL agreed to an amendment to the NHL agreement which will defer a portion of the licence fee payable during the 2007-2008 and 2008-2009 seasons to years seven to nine of the original agreement.  The Company also issued to the NHL 102,150 Class A Subordinate Voting Shares with a market value at the date of issuance in December 2007 equal to US$500,000. In addition, XM and the Company agreed to increase the total of the Company’s portion of the commitment to US$71.8 million over the term of the agreement. The Company accounts for the difference between the periodic cost of the services (determined on a straight line basis) and the amount paid in each period as an other financial liability. The periodic service cost reflects the fees over the term of the arrangement less the interest component determined using the effective interest rate method. As at August 31, 2010, $10,314,311 (US$9,671,178) is included in other long term liabilities.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

During the year ended August 31, 2010, the Company and the NHL signed an agreement to defer a portion of the quarterly instalments of the annual licence fees due to the NHL for the 2009/2010 season. The total amount of the deferral is US$1.5 million and the payments may be deferred for 12 months. In consideration of the deferral, the Company will pay interest of 12% annually and will compensate the NHL for any loss on value below $2.50 of the 102,150 Class A Subordinate Voting Shares issued to the NHL for the amended agreement signed during the year ended August 31, 2008. The compensation for any loss on value of the Class A Subordinate Voting Shares has been determined to be an embedded derivative that is required to be bifurcated from the underlying host contract and accounted for as a derivative at fair value with changes in fair value recorded in earnings. As at August 31, 2010, a value of $0.2 million was assigned to this embedded derivative.

The Executive Chairman of the Company has provided a guarantee to the NHL for the amount deferred in the agreement. In return, the Company will pay a monthly guarantee fee to the Executive Chairman of 0.25% of the deferred amount.

The cash payments due under the agreement are as follows:

$

2011	9,331,875
2012	9,865,125
2013	10,131,750
2014	13,011,300
2015	7,998,750

50,338,800

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

The cash payments due under the agreement are as follows:

$

2011	4,129,000
2012	3,512,500
2013	3,687,500
2014	3,600,000
2015	375,000

15,304,000

Advertising and marketing commitments

The Company has committed to $16.8 million of expenditures related to advertising and marketing and joint advertising with commercial partners. This total includes an arrangement modified in January 2009 between the Company and Corus Entertainment Inc. (Corus) for the purchase of advertising. Under the original agreement, CSR agreed to purchase $10 million of advertising from Corus over three years, $3 million of which was to be paid through the issuance of shares at an agreed exchange value of $16 per share.  Through January 2009, $1.8 million of advertising had been acquired, with $0.4 million owed to Corus. Under the modification, the Company has agreed to purchase advertising obligation of $8.2 million over the next five years in exchange for 125,000 Class A Subordinated Voting Shares and future cash payments of $6.2 million. In addition, the Company and Corus settled its outstanding obligation of $0.4 million for 25,568 Class A Subordinated Voting Shares. The Class A Subordinated Voting Shares issued were valued at $16 per share in accordance with the rate in the original terms of the arrangement. The Company was obligated to pay the 2009 payment of $1,262,860 on execution of the modified arrangement.

Total commitments under all arrangements are as follows:

$

2011	3,254,000
2012	2,472,000
2013	2,280,000
2014	1,925,000
2015	1,676,000
Thereafter	5,798,000

17,405,000

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

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

Performance rights

On April 11, 2009, the Copyright Board of Canada issued the certified statement of royalties to be collected by the Society of Composers, Authors and Music Publishers of Canada (SOCAN), Re:Sound, formerly the Neighbouring Rights Collective of Canada (NRCC) and by CMRRA/SODRAC Inc. (CSI), (together, ‘the Collectives’) in respect of multi-channel subscription satellite radio services. This statement of royalties documents the rates for years 2005 to 2009, the calculations and the definitions to be used for this tariff.

The Company has been accruing for this expense based on an estimated cost since operations began. As at August 31, 2010, the amount of the payable to the Collectives is $2.1 million and is included in accounts payable and accrued liabilities. In accordance with an agreement with the Collectives, the payment schedule for this payable is the following:

$
2011	2,134,548

If the Company defaults on this payment schedule and does not remedy the default within the prescribed number of days, the Collectives will be at liberty to obtain and enforce a judgement against the Company. The amount of the judgement will be three times the outstanding balance owed by the Company. The final payment of the agreed payment schedule was made subsequent to August 31, 2010.

Broadcast licence

As part of the broadcast licence from the CRTC, the Company must contribute a minimum of 5% of gross revenues of the satellite radio undertaking to eligible third parties directly connected to the development of Canadian musical and artistic talent during each broadcast year. As at August 31, 2010, the amount included in accounts payable and accrued liabilities is $1,976,497 (2009 - $592,994).

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

On October 7, 2009, the CAB announced that its Board of Directors, along with other fee-paying stakeholders, approved the terms of a settlement agreement with the Federal Government pertaining to the Part II licence fee issue.   The agreement waives fees due to the Federal Government, but not collected by the CRTC for fiscal 2007, 2008 and 2009.  CSR will be required to pay a fee in the future as a new Part II fee regime will be implemented with a fee capped on an industry wide basis.

As at August 31, 2009, CSR had accrued approximately $1.2 million (August 31, 2008 - $0.7 million) in current liabilities representing unpaid Part II licence fees. This amount was credited to the statement of operations during the quarter ending November 30, 2009.

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

18	Canadian and United States accounting policy differences

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

	2010 $	Restated 2009 $	Restated 2008 $

Net loss for the year in accordance with Canadian GAAP	(44,735,528)	(43,048,200)	(75,058,901)
XM credit facility (i)	656,477	360,329	108,040
Convertible note (ii)	719,536	745,823	695,880
Revaluation of derivative (iii)	-	-	1,034,600
Senior notes (iii)	1,098,542	(390,597)	(233,640)
Recognition of NHL Brand (iv)	120,624	737,501	734,222
Net loss for the year in accordance with US GAAP	(42,140,349)	(41,595,144)	(72,719,799)

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

	2010 $	Restated 2009 $	Restated 2008 $

Long-term debt
Balance under Canadian GAAP	118,238,863	115,521,699	124,856,195
XM credit facility (i)	3,664,736	2,640,568	1,564,930
Convertible notes, net of allocated issuance costs (ii)	5,036,752	5,036,752	5,036,752
Senior notes (iii)	(1,599,587)	(504,466)	(829,460)
Balance under US GAAP	125,340,764	122,694,553	130,628,417

Shareholders’ equity
Balance under Canadian GAAP	3,754,399	44,098,348	82,356,084
Interest - XM credit facility (i)	1,131,928	475,451	115,122
Interest - Convertible note (ii)	2,161,239	1,441,703	695,880
Interest - Senior notes (iii)	474,305	(624,237)	(233,640)
XM credit facility (i)	(3,664,736)	(2,640,568)	(1,564,930)
Convertible note, net of allocated issuance costs (ii)	(5,036,752)	(5,036,752)	(5,036,752)
Recognition of NHL Brand (iv)	2,513,681	2,393,057	1,655,556
Revaluation of derivative (iii)	1,034,600	1,034,600	1,034,600
Balance under US GAAP	2,368,664	41,141,602	79,021,920
Basic and fully diluted net loss per share under US GAAP	(0.83)	(0.85)	(1.52)
Weighted average number of shares used when calculating net loss per share under US GAAP	51,045,175	49,170,923	47,851,755

       The following table indicates the changes to the Company’s shareholders’ equity:

	2010 $	Restated 2009 $	Restated 2008 $

Shareholders’ equity - beginning of year	41,141,602	79,021,920	146,534,509
Net loss for the year - U.S. GAAP	(42,140,349)	(41,595,144)	(72,719,799)
Costs incurred by CSR Investments	272,724	247,935	225,395
Issuance of Class A Subordinate Voting Shares	825,990	915,937	1,460,478
Stock-based compensation	2,088,328	2,491,620	3,388,354
Exercise of stock options	-	10,750	-
Issuance of Restricted Share Units	-	48,584	101,608
Restricted Share Units converted to shares	180,369	-	31,375
Shareholders’ equity - end of year	2,368,664	41,141,602	79,021,920

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

(i) XM credit facility

Under Canadian GAAP, as described in Note 4, the XM credit facility contains both a liability and an equity element.  As of August 31, 2010, the value ascribed to XM’s conversion option, which is presented in Share capital, was $3,664,736 (2009 - $2,640,568); the value ascribed to debt was $23,133,227 (2009 - $13,383,483).  Under US GAAP, the total value of the proceeds received as of August 31, 2010 of $26,797,963 (2009 - $16,024,051) was treated as debt and measured at amortized cost under the effective interest rate method.

(ii) Convertible notes

Under Canadian GAAP, as described in Note 4, the convertible notes contain both a liability and an equity element.  As of August 31, 2010, the value ascribed to convertible notes conversion option, which is presented in Share capital, was $5,193,480; the value ascribed to debt was $14,806,520.  Under US GAAP, the total value of the proceeds received as of August 31, 2010 of $20,000,000 was treated as debt. At August 31, 2010, $56,425 (2009 - $118,561) in transaction costs have been included in the debt balance under Canadian GAAP. These amounts would be classified as assets under U.S. GAAP.

(iii) Senior notes

Under Canadian GAAP, as described in Note 4, the prepayment option included in the Senior notes is an embedded derivative asset that is required to be bifurcated from the underlying debt and accounted for as a derivative at fair value with changes in fair value recorded in earnings. Upon the adoption of Section 3855 on September 1, 2007, this resulted in the recording of an embedded derivative with a value of US $1 million and an additional balance to the Senior notes of US $1 million. At August 31, 2010, the derivative was revalued at $0. During the year ended August 31, 2010, amortization of the US$1 million increase to the Senior notes totalled $207,228 (2009 - $323,894). Under U.S. GAAP, the prepayment option is not required to be treated as an embedded derivative and bifurcated from the underlying debt. During the year ended August 31, 2010, the accretion of transaction costs included in the carrying value of the debt, was increased to reflect a revision in the estimated timing of expected cash outflows using the original effective interest rate. Under U.S. GAAP transaction costs and deferred financing fees are amortized over the contractual term. At August 31, 2010, $0 (2009 - $2.1 million) in transaction costs have been included in the debt balance under Canadian GAAP. These amounts would be classified as assets under U.S. GAAP.

(iv) Recognition of NHL Brand

Under Canadian GAAP, as described in note 2, intangible assets which meet the definition of an intangible asset are recognized when it is probable that future economic benefits exist and the cost can be reliably measured. As the NHL Brand is managed by the Company through contractual rights and the cost is known the net present value of future payments have been recorded as a liability and the resulting asset has been recorded in intangible assets. The asset is amortized over the contractual term and the liability is accreted through interest expense to the amount due at each payment date. Under U.S. GAAP the payments to the NHL to license the brand have been recorded in operating expense as incurred.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Other disclosures

Intangible assets:

Estimated amortization expense for intangible assets for subsequent years is as follows:

2011	21,095,493
2012	20,471,687
2013	20,514,061
2014	20,045,439
2015	19,372,978
Thereafter	75,322,397

Revenue:

Sales taxes collected are excluded from revenue.

Stock-based compensation:

The Company follows the provisions of FAS 123R “Share Based Payments” for U.S. GAAP.  Shares are issued from treasury upon exercise.  No income tax benefit is recorded in the consolidated statement of operations and deficit for these costs.

The total intrinsic value of options exercised during the years ended August 31, 2010, 2009 and 2008 was approximately nil, $0.3 million and nil.  As at August 31, 2010, there was approximately $0.1 million of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 1.8 years.  The total fair value of stock options that vested during the years ended August 31, 2010, 2009 and 2008 was approximately $0.7 million, $4.1 million and $9.3 million, respectively.

The total intrinsic value of options outstanding as at August 31, 2010 was $1.4 million (2009 - $0.0 million).  The total intrinsic value of options exercisable as at August 31, 2010 was $0.5 million (2009 - $0.0 million).  The total number of options fully vested at August 31, 2010 was approximately 1.4 million (2009 - 2.8 million).  The total number of options expected to vest beyond August 31, 2010 was approximately 790,000 (2009 - 768,000).  The total intrinsic value of these options was approximately $917,000 at August 31, 2010 (2009 - $0) with a weighted average contractual term of 5.3 years (2009 - 4.8 years) and a weighted average exercise price of $2.58 (2009 - $4.13).

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

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

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

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.  During the year ended August 31, 2010, the Company recognized $nil in interest and penalties.  The Company has $nil of interest and penalties accrued at August 31, 2010.

The Company files income tax returns in the Canadian and federal jurisdiction and various provincial jurisdictions.  In the normal course of business, the Company is subject to examination by taxing authorities.  Open tax years in Canada range from 2004-2010.  As of August 31, 2010, the Company was not under audit in Canada.

The following amounts are included in accounts payable and accrued liabilities:

	2010 $	2009 $	2008 $

Trade creditors	20,775,823	19,090,490	17,274,735
Amounts due to related parties	2,946,413	2,680,293	2,261,273
Amounts related to employees	1,584,387	1,377,697	1,082,156
Interest accrual on long-term debt	1,094,668	781,384	849,059

	26,401,291	23,929,864	21,467,223

Recent U.S. accounting pronouncements

In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FSP 157-2, Effective Date of FASB Statement No. 157. FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2, Effective Date of FASB Statement No. 157 delays the effective date of SFAS No. 157 for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until September 1, 2009 for the Company.  The adoption of SFAS No. 157, as it relates to nonfinancial assets, did not have a significant impact on its consolidated results of operations or financial position.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An amendment of FASB Statement No. 133, which requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption permitted. The Company adopted this Statement effective September 1, 2009. Based on the Company’s current evaluation of this Statement, the adoption of SFAS No. 161 did not have a significant impact on its consolidated results of operations or financial position.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. CSR adopted FSP No. FAS 142-3 effective September 1, 2009, and the adoption did not impact the Company’s consolidated results of operations or financial position.

In May 2008, the FASB issued FSP No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), which amends the accounting requirements for certain convertible debt instruments. Additional disclosures are also required for these instruments. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008. CSR adopted FSP No. APB 14-1 effective September 1, 2009, and the adoption did not impact the Company’s consolidated results of operations or financial position.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. SFAS No. 168 does not alter current U.S. GAAP, but rather integrates existing accounting standards with other authoritative guidance. SFAS No. 168 provides a single source of authoritative U.S. GAAP for nongovernmental entities and supersedes all other previously issued non-SEC accounting and reporting guidance. SFAS No. 168 is effective for interim and annual periods ending after September 15, 2009. CSR adopted SFAS No. 168 effective September 1, 2009.  The adoption of SFAS No. 168 did not have an impact on the Company’s results of operations or financial position.

Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value” (“ASU No. 2009-5”)

The FASB issued ASU No. 2009-5, which amends Subtopic 820-10, “Fair Value Measurements and Disclosures-Overall” for the fair value measurement of liabilities, on August 28, 2009. ASU No. 2009-5 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value utilizing one or more of the following techniques: (1) a valuation technique that uses the quoted market price of an identical liability or similar liabilities when traded as assets; or (2) another valuation technique that is consistent with the principles of Topic 820, such as a present value technique. ASU No. 2009-5 will be effective for the first reporting period after the issuance, which would be September 1, 2009 for CSR.  The adoption of ASU No. 2009-5 did not have a material impact on the Company’s financial statements.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

Accounting Standards Update No. 2009-13 “Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements” (“ASU No. 2009-13”)

The FASB issued ASU No. 2009-13, which amends Subtopic 605-25, “Revenue Recognition - Multiple Element Arrangements” for the fair value requirements, in October 2009. ASU No. 2009-13 modifies the fair value requirements by allowing the use of the “best estimate of selling price” in addition to VSOE and VOE (now referred to as TPE standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. ASU No. 2009-13 will be effective for the first reporting period after the issuance, which would be December 1, 2009 for the Company.  ASU No. 2009-13 did not have a material impact on the Company’s financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events. ASU 2010-09 was issued to amend ASC 855 to remove the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events. This change is intended to alleviate potential conflicts with current SEC guidance. The provisions of ASU 2010-09 are effective upon issuance. The adoption of ASC 855 and ASU 2010-09 did not have a material impact on the Company's financial statements.

Future accounting pronouncements

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

In October 2009, the FASB issued amendments to ASC 605, Revenue Recognition (“ASU 2009-13”) and amendments to ASC 985, Software (“ASU 2009-14). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not expect the adoption of ASU 2009-13 or ASU 2009-14 to have a material impact on the Company’s financial position, results of operations and cash flows.

Canadian Satellite Radio Holdings Inc.
Notes to Consolidated Financial Statements
August 31, 2010, 2009 and 2008

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Certain provisions of this update will be effective for us in fiscal 2011 and we are currently evaluating the impact of the pending adoption of this standards update on our consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (“ASU 2010-20”), an update to ASC 310, Receivables . ASU 2010-20 provides additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. ASU 2010- 20 applies to all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or the lower of cost or fair value. For public entities, this update is effective for interim and annual reporting periods ending on or after December 15, 2010. The Company has not determined the impact that this update may have on its consolidated financial statements.

19	Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued on November 17, 2010.
.